As filed with the Securities and Exchange Commission on February 12, 2007

Registration No. 333-140362

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Protection One, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7380	93-1063818
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1035 N. 3rd Street, Suite 101
Lawrence, Kansas 66044
(785) 856-5500
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

J. Eric Griffin, Esq.
General Counsel
1035 N. 3rd Street, Suite 101
Lawrence, Kansas 66044
(785) 856-5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph H. Kaufman, Esq.	R. Scott Falk, P.C.	Edward S. Best, Esq.
Simpson Thacher & Bartlett LLP	Kirkland & Ellis LLP	Mayer, Brown, Rowe & Maw LLP
425 Lexington Avenue	200 East Randolph Drive	71 South Wacker Drive
New York, New York 10017-3954	Chicago, IL 60601	Chicago, IL 60606
(212) 455-2000	(312) 861-2000	(312) 782-0600

Approximate date of commencement of proposed exchange offer: As soon as practicable after this Registration Statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	Not Applicable(1)	Not Applicable(1)	$99,197,040(2)	$10,614.08(2)(3)

(1)             Omitted in reliance on Rule 457(o) under the Securities Act of 1933, as amended.

(2)             Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on the market value of the Protection One, Inc. (“Protection One”) common stock to be reserved for issuance under various plans or exchanged for shares of Integrated Alarm Services Group, Inc. (“IASG”) common stock in connection with the merger, as the product of (1) $12.75, the average of the high and low sale prices of Protection One common stock, as quoted on the OTC Bulletin Board, on January 26, 2007 and (2) the maximum possible number of shares of Protection One common stock to be issued pursuant to the merger (calculated as 7,780,160, which is the sum of (a) a maximum of 7,066,963 shares of Protection One common stock to be exchanged for outstanding IASG common stock and (b) a maximum of 713,197 shares of Protection One common stock to be reserved for issuance upon the exercise of IASG stock options).

(3)    Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY, SUBJECT TO COMPLETION.
DATED FEBRUARY 12, 2007

99 Pine Street, 3rd Floor
Albany, New York 12207

February 14, 2007

To the Stockholders of Integrated Alarm Services Group, Inc.:

You are cordially invited to attend a special meeting of stockholders of Integrated Alarm Services Group, Inc. (“IASG”) to be held on March 27, 2007, at 9:00 a.m., local time, at the Desmond Hotel and Conference Center located at 600 Albany-Shaker Road, Albany, New York 12211.

At the special meeting, you will be asked to vote to adopt the agreement and plan of merger entered into on December 20, 2006 by IASG with Protection One, Inc. (“Protection One”) and a subsidiary of Protection One established for the purpose of effecting the merger. The merger agreement provides that, upon effectiveness of the merger contemplated by the merger agreement, IASG will become a wholly-owned subsidiary of Protection One and each share of IASG common stock you own will be converted into the right to receive 0.29 of a share of Protection One common stock.

The IASG board of directors has unanimously approved the merger agreement and has determined that the merger agreement is fair to, and in the best interests of, IASG and its stockholders. The IASG board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement at the special meeting.

In reaching its determination to recommend adoption of the merger agreement, the IASG board of directors considered the opinion of IASG’s financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., that, as of December 20, 2006, the consideration to be received by IASG stockholders pursuant to the merger is fair to the stockholders of IASG from a financial point of view. Houlihan Lokey’s opinion is subject to the assumptions, matters considered, limitations and qualifications set forth in its written opinion dated December 20, 2006, as updated January 19, 2007, which is attached as Annex C to the accompanying proxy statement/prospectus. We urge you to read the opinion in its entirety.

A holder of IASG common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of IASG common stock for shares of Protection One common stock pursuant to the merger. A holder of IASG common stock may, however, recognize gain with respect to the cash such holder receives pursuant to the merger in lieu of fractional shares. For a more detailed description of the U.S. federal income tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 59 of the accompanying proxy statement/prospectus.

We cannot complete the merger unless the merger agreement is adopted by the affirmative vote of a majority of the shares of IASG common stock outstanding as of the record date. We urge you to read carefully the accompanying proxy statement/prospectus, which includes important information about IASG, Protection One and the proposed merger. In particular, please see the section titled “Risk Factors” beginning on page 17 of the accompanying proxy statement/prospectus, which contains a description of the risks that you should consider in evaluating the merger. Shares of IASG common stock are listed on the NASDAQ Global Market under the ticker symbol “IASG.” Protection One common stock is traded on the OTC Bulletin Board under the symbol “PONN,” but will be listed on a NASDAQ stock market at the time of the merger. On February 9, 2007, the most recent practicable trading day prior to the printing of the accompanying proxy statement/prospectus, the closing price of IASG common stock was $3.56 per share and the closing price of Protection One common stock was $13.25 per share.

Very truly yours,
INTEGRATED ALARM SERVICES GROUP, INC.

Charles T. May
Acting President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock to be issued by Protection One under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated February 14, 2007, and is being first mailed to stockholders of IASG on or about February 16, 2007.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of such State.

References to Additional Information

This proxy statement/prospectus incorporates by reference important business and financial information about IASG from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address and telephone number:

Integrated Alarm Services Group, Inc.
99 Pine Street, 3rd Floor
Albany, NY 12207
Telephone: (518) 426-1515
Attention: Brian E. Shea

If you would like to request documents, please do so by March 20, 2007 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 133.

INTEGRATED ALARM SERVICES GROUP, INC.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 27, 2007

Dear Integrated Alarm Services Group, Inc. Stockholder:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Integrated Alarm Services Group, Inc., a Delaware corporation (“IASG”), will be held on March 27, 2007, at 9:00 a.m., local time, at the Desmond Hotel and Conference Center located at 600 Albany-Shaker Road, Albany, New York 12211. The purposes of the special meeting are:

1.                To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 20, 2006, among Protection One, Inc. (“Protection One”), Tara Acquisition Corp. (a wholly-owned subsidiary of Protection One established for the purpose of effecting the merger) and IASG, as amended from time to time, which provides for the merger of Tara Acquisition Corp. with IASG such that IASG becomes a wholly-owed subsidiary of Protection One; and

2.                To consider and vote upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including any adjournment for the purpose of soliciting additional proxies.

The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail. The IASG board of directors has determined that the merger agreement is advisable and fair to, and in the best interests of, IASG and its stockholders and recommends that IASG stockholders vote to adopt the merger agreement.

In accordance with the provisions of IASG’s bylaws, the IASG board of directors has fixed the close of business on February 20, 2007 as the record date for the determination of IASG stockholders entitled to notice of, and to vote at, the special meeting of stockholders or any adjournment or postponement thereof.

We will admit to the special meeting (1) all stockholders of record at the close of business on February 20, 2007, (2) persons holding proof of beneficial ownership as of such date, such as a letter or account statement from the person’s broker, (3) persons who have been granted proxies, and (4) such other persons that we, in our sole discretion, may elect to admit. All persons wishing to be admitted must present photo identification. If you plan to attend the special meeting, please check the appropriate box on your proxy card or register your intention when submitting your proxy by telephone or through the Internet, according to the instructions provided.

BY ORDER OF THE BOARD OF DIRECTORS,

Brian E. Shea
Executive Vice President and Corporate Secretary
February 14, 2007

Your vote is important. Please return your proxy as soon as possible, whether or not you expect to attend the special meeting in person. You may submit your proxy by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage prepaid envelope. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used. Please do not send your common stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your certificates.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q1:      What is the proposed transaction upon which I am being asked to vote?

A1:      You are being asked to vote to adopt a merger agreement entered into between Protection One and IASG. In the merger, Tara Acquisition Corp., a newly formed, wholly owned subsidiary of Protection One, will be merged with and into IASG. After the merger, IASG will be the surviving corporation and will be a wholly-owned subsidiary of Protection One and you will receive 0.29 of a share of Protection One common stock for each share of IASG common stock you own at the time of the merger.

Q2:      What vote is required for adoption?

A2:      The merger agreement must be adopted by a majority of the outstanding shares of IASG common stock entitled to vote at the special meeting. Therefore, if you abstain or fail to vote, it will have the same effect as voting against the merger agreement. You are entitled to vote on the merger agreement if you hold IASG common stock at the close of business on the record date, which is February 20, 2007. As of February 9, 2007, 24,368,836 shares of IASG common stock were outstanding and entitled to vote.

Q3:      When is the merger expected to be completed?

A3:      Protection One and IASG expect to complete the merger promptly after the IASG stockholders adopt the merger agreement at the special meeting and after receipt of all necessary regulatory approvals. Protection One and IASG currently anticipate completing the merger in the second quarter of 2007.

Q4:      If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A4:      Your broker will vote your shares only if you instruct him to do so. Please follow the directions your broker provides. Please note that if you do not instruct your broker, your broker will generally not have the discretion to vote your shares. Because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of IASG common stock for approval, these so-called “broker non-votes” have the same effect as votes cast against the merger agreement. If you wish to vote your shares, please fill out, sign, date and mail the enclosed proxy card in the enclosed pre-paid envelope or follow the instructions on the enclosed proxy to vote by telephone or through the internet.

Q5:      What do I need to do now?

A5:      After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign the enclosed proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. Alternatively, if your shares are held in “street” name, you may also vote by telephone or internet by following the instructions on your proxy card. Your signed proxy card will instruct the persons named on the card to vote your shares at the special meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the adoption of the merger agreement. If you do not vote or if you abstain, the effect will be the same as a vote against the merger agreement. YOUR VOTE IS VERY IMPORTANT.

Q6:      May I change my vote after I have mailed my signed proxy card?

A6:      You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of four ways. First, you can complete and submit a new later-dated proxy card. Second, if your shares are held in “street” name, you can submit a proxy by telephone or through the internet at a later time. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting. Fourth, you can send a written notice stating that you want to revoke your proxy. If you choose this method, you must submit your notice of revocation to:

Integrated Alarm Services Group, Inc.
99 Pine Street, 3rd Floor
Albany, New York 12207
Attention: Brian E. Shea

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q7:      Should I send in my stock certificates now?

A7:      No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q8:      Am I entitled to appraisal rights in connection with the merger?

A8:      No.

Q9:      Who can assist me with voting my shares or questions about this proxy statement?

A9:      MacKenzie Partners, Inc. has been retained to act as proxy solicitor and can assist IASG shareholders in voting their shares, as well as assist in answering questions regarding the matters to be voted upon. MacKenzie Partners can be reached toll-free at 1-800-322-2885 or call collect at 1-212-929-5500.

If you have questions or need assistance voting your shares contact:

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, you are encouraged to carefully read this entire proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. The term “IASG” refers to Integrated Alarm Services Group, Inc., a Delaware corporation, and its subsidiaries, and the term “Protection One” refers to Protection One, Inc., a Delaware corporation, and its subsidiaries, unless otherwise stated or indicated by the context. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Companies. (Page 28)

Protection One, Inc.

1035 N. 3rd Street, Suite 101
Lawrence, KS 66044
Telephone: (785) 856-5500

Protection One is a leading national provider of security alarm monitoring services, providing installation, maintenance and electronic monitoring of alarm systems to single-family residential, commercial, multifamily and wholesale customers. Protection One monitors signals originating from alarm systems designed to detect burglary, fire, medical, hold-up and environmental conditions, and from access control and closed-circuit-television (CCTV) systems. Most of Protection One’s monitoring services and a large portion of the maintenance services Protection One provides its customers are governed by multi-year contracts with automatic renewal provisions that provide Protection One with recurring monthly revenue.

Tara Acquisition Corp.

1035 N. 3rd Street, Suite 101
Lawrence, KS 66044
Telephone: (785) 856-9368

Tara Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of Protection One. Tara Acquisition Corp. was formed on December 4, 2006 solely for the purpose of effecting the merger with IASG. It has not carried on any activities other than in connection with the merger agreement.

Integrated Alarm Services Group, Inc.

One Capital Center
99 Pine Street, 3rd Floor
Albany, NY 12207
(518) 426-1515

IASG is one of the largest providers of monitoring, financing and business support services to independent security alarm companies, referred to as “dealers” in this proxy statement/prospectus, in the United States. IASG offers its services to dealers competing in both the residential and commercial security alarm markets. IASG believes its services better allow dealers to compete with larger, self-monitoring national alarm companies.

The Merger. (Page 34)

On December 20, 2006, Protection One, IASG and Tara Acquisition Corp., a newly formed and wholly owned subsidiary of Protection One, entered into the merger agreement, which is the legal document governing the proposed merger. Under the terms of the merger agreement, Tara Acquisition Corp. will be merged with and into IASG, with IASG continuing as the surviving corporation. Upon the completion of the merger, IASG will be a wholly-owned subsidiary of Protection One and IASG common stock will no longer be publicly traded.

The Exchange Ratio. (Page 34)

IASG Common Stock

In the merger, each share of IASG common stock will be converted into the right to receive 0.29 (the “exchange ratio”) of a share of Protection One common stock. Holders of IASG common stock will receive cash for any fractional shares of Protection One common stock they otherwise would have received in the merger.

For example, an IASG stockholder owning 1,000 shares of IASG common stock would receive total consideration of 290 shares of Protection One common stock. In this example, there is no fractional share interest in Protection One common stock and thus no payment to be made in lieu of such fractional share interest under the terms of the merger agreement.

The exchange ratio relating to the shares of Protection One common stock to be issued in the merger is a fixed ratio, which means that it will not change if the trading price of Protection One common stock changes between now and the time the merger is completed. Therefore, the market value of the Protection One common stock received by IASG stockholders in the merger will depend on the market price of Protection One common stock at the time the merger is completed.

IASG Stock Options

Outstanding IASG stock options at the closing date of the merger will be converted into options to purchase Protection One common stock, with appropriate adjustments made to the number of shares of Protection One common stock into which the IASG options may be exercised and the options’ exercise price based on the exchange ratio.

Special Meeting of IASG Stockholders. (Page 31)

When and Where.   The special meeting will be held on March 27, 2007, at 9:00 a.m., local time, at the Desmond Hotel and Conference Center located at 600 Albany-Shaker Road, Albany, New York 12211.

Purposes of the Special Meeting.   At the special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement. You will also be asked to consider and act upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, including an adjournment for the purposes of soliciting additional proxies.

Record Date; Voting Power.   Holders of IASG common stock as of the close of business on February 20, 2007, the record date, are entitled to vote at the special meeting or any adjournment or postponement thereof. Each share of IASG common stock is entitled to one vote. As of February 9, 2007, 24,368,836 shares of IASG common stock were outstanding.

Vote Required.   The affirmative vote of a majority of the shares of IASG common stock outstanding as of the record date is required to adopt the merger agreement. Acting upon any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting, will require the affirmative vote of shares of IASG common stock representing a majority of the shares of IASG common stock present and entitled to vote at the special meeting.

Charles T. May, Bruce E. Quay, Brian E. Shea, Michael T. Moscinski, Robert B. Heintz, Raymond C. Kubacki, John W. Mabry, Ralph S. Michael III, Timothy J. Tully and Arlene M. Yocum, who are officers and/or directors of IASG (the “Stockholders Agreement Parties”), entered into a stockholders agreement, dated December 20, 2006, with Protection One and Tara Acquisition Corp. with respect to the shares of IASG common stock owned by such persons. Under the stockholders agreement, each Stockholders Agreement Party has agreed, subject to the terms of that agreement, not to sell or transfer any of his or her shares of IASG common stock and to vote all shares of IASG common stock beneficially owned by him or her at the special meeting in favor of the adoption of the merger agreement. As of February 9, 2007, the Stockholders Agreement Parties beneficially owned approximately 86,100 shares of IASG common stock (excluding share options held by them), representing less than 1% of the shares of IASG common stock entitled to vote at the special meeting. See “The Merger—Stockholders Agreement.”

Recommendation of the IASG Board of Directors. (Page 39)

On December 20, 2006, by unanimous vote, the IASG board of directors:

•       determined the merger agreement to be advisable and fair to, and in the best interests of, IASG and its stockholders;

•       approved the merger agreement; and

•       resolved to recommend that IASG stockholders vote in favor of adoption of the merger agreement.

The IASG board of directors recommends a vote “FOR” adoption of the merger agreement.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (Page 40)

On December 20, 2006, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or, together with its affiliates, Houlihan Lokey, delivered to the IASG board of directors of IASG its oral opinion, which opinion was subsequently confirmed in writing and updated January 19, 2007, to the effect that, as of the date of the opinion, the exchange ratio is fair to the holders of IASG common stock from a financial point of view.

The full text of Houlihan Lokey’s opinion, which is attached to this proxy statement/prospectus as Annex C, describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion. The opinion was furnished for the benefit of the IASG board of directors in evaluating the merger and does not constitute a recommendation to any stockholder on whether or not to support the merger and does not constitute a recommendation to any stockholder on whether or not to vote in favor of or against approval and adoption of the merger agreement. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its opinion, and the IASG stockholders are urged to read the opinion carefully and in its entirety.

The aggregate fees payable to Houlihan Lokey, based on the average ten-day closing price of IASG common stock as of February 9, 2007, are estimated to be approximately $2.4 million. In addition, regardless of whether the merger is completed, IASG has agreed to reimburse Houlihan Lokey for the reasonable out-of-pocket expenses that it incurs in connection with rendering its services and to indemnify Houlihan Lokey and its affiliates, and their respective past, present and future directors, officers, stockholders, employees, agent, representatives, advisors, subcontractors and controlling persons, against and from, with certain exceptions, all losses arising out of or in connection with its engagement. For a more detailed discussion of the fees to be paid to Houlihan Lokey, see page 52.

Interests of Certain Persons in the Merger. (Page 54)

When considering the recommendation by the IASG board of directors to vote “FOR” adoption of the merger agreement, you should be aware that certain directors and executive officers of IASG have interests in the merger that are different from, and may conflict with, your interests. Following the merger, Raymond C. Kubacki and Arlene M. Yocum, members of the IASG board of directors, will become members of Protection One’s board of directors. Certain executive officers of IASG will receive certain benefits upon completion of the merger, including accelerated vesting of stock options and the right to receive severance payments in connection with the merger. Protection One has also agreed to continue certain indemnification arrangements for directors and executive officers of IASG. The IASG board of directors was aware of these interests and considered them in approving the merger agreement.

Regulatory Approvals. (Page 58)

Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the merger may not be consummated unless certain waiting period requirements have expired or been terminated. Protection One and IASG filed the required notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission regarding the merger on January 19, 2007, and received early termination of the waiting period on January 30, 2007.

No Solicitation of Transactions. (Page 69)

The merger agreement restricts IASG’s ability to solicit or engage in discussions or negotiations with a third party regarding specified transactions involving IASG and its subsidiaries. Despite these restrictions, under certain limited circumstances required for the IASG board of directors to comply with its fiduciary duties, the IASG board of directors may respond to an unsolicited bona fide written acquisition proposal or withdraw or modify its recommendation of the merger. If the IASG board of directors withdraws or modifies its recommendation of the merger and, as a result of such change, Protection One elects to terminate the merger agreement, IASG would be required to pay Protection One a termination fee.

Conditions to Closing. (Page 73)

Protection One and IASG are obligated to complete the merger only if several conditions are satisfied or, in some cases, waived, including the following:

•       the merger agreement has been approved by the IASG stockholders;

•       for the obligations of Protection One, a material adverse effect with respect to IASG shall not have occurred, and for the obligations of IASG, a material adverse effect with respect to Protection One shall not have occurred;

•       the waiting period applicable to the merger under the HSR Act has expired or has been terminated (which occurred on January 30, 2007);

•       no temporary restraining order, preliminary or permanent injunction or other order or statute, law, rule, legal restraint or prohibition is in effect that prevents or makes illegal the completion of the merger;

•       the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, has been declared effective by the SEC and is not the subject of any stop order or proceedings seeking a stop order;

•       the shares of Protection One common stock issuable to IASG stockholders as part of the merger and issuable upon exercise of outstanding IASG stock options converted into Protection One stock options have been approved for listing on a NASDAQ stock market, subject to official notice of issuance;

•       certain holders of IASG’s 12% Senior Secured Notes due 2011 (the “IASG Notes”) shall have exchanged their notes for new notes issued by a subsidiary of Protection One;

•       for the obligations of Protection One, it shall have obtained an amendment to its existing credit facility; and

•       other customary conditions set forth in the merger agreement, including the receipt of tax opinions, accuracy of representations and warranties and the performance of obligations under the merger agreement.

In addition, Protection One is obligated to complete the merger only if there is no pending suit, action or proceeding by any United States governmental entity seeking to prohibit the consummation of the merger or any other material transactions contemplated by the merger agreement that is reasonably likely to succeed.

Termination of the Merger Agreement. (Page 75)

Protection One and IASG may agree in writing to terminate the merger agreement at any time without completing the merger, even after the IASG stockholders have voted to adopt the merger agreement. The merger agreement may also be terminated at any time prior to the effective time of the merger in other specified circumstances, including:

•       by either Protection One or IASG if:

o                    the merger has not been completed on or before May 31, 2007, unless the failure of the merger to be completed by that date is caused by or is the result of the failure by the party seeking to terminate the merger agreement to fulfill in any material respect any obligation of such party or satisfy any condition to be satisfied by such party;

o                    any governmental entity has issued a final, non-appealable order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the merger or any law makes completion of the merger illegal;

o                    the IASG stockholders fail to adopt the merger agreement at the special meeting or any postponement or adjournment of the special meeting; or

o                    the terminating party is not in breach in any material respect of its obligations under the merger agreement, and the other party has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement, which breach or failure to perform (1) would give rise to the failure of a condition regarding representations and warranties and performance of obligations and (2) such breach has not been cured by the breaching party within 30 days after written notice to the breaching party.

•       by Protection One if prior to the adoption of the merger agreement by the IASG stockholders, the IASG board of directors has withdrawn or modified in a manner adverse to Protection One its recommendation of the merger; recommended to the stockholders of IASG, or caused IASG to enter into any definitive agreement providing for the implementation of, another acquisition proposal; or materially breached its obligations regarding the delivery of this proxy statement/prospectus or the calling and holding of the special meeting to vote on the adoption of the merger agreement.

Termination Fees. (Page 75)

In connection with the termination by Protection One of the merger agreement in certain circumstances involving a withdrawal or modification in a manner adverse to Protection One of the IASG board of directors’ recommendation of the merger to the IASG stockholders, IASG may be required to pay Protection One $7.5 million, consisting of both a termination fee and reimbursement of expenses. In addition, Protection One has agreed to pay IASG $7.5 million, consisting of both a termination fee and reimbursement of expenses, if the merger has not been completed by May 31, 2007, the amendment to Protection One’s existing credit agreement has not been obtained and the other conditions to closing have been satisfied or waived, or if the merger agreement is terminated by IASG in connection with Protection One’s breach of its obligations to use its reasonable best efforts to obtain such amendment and Protection One has not cured such breach within 30 days after receiving notice.

In addition, if either IASG or Protection One is not in material breach of their respective obligations under the merger agreement and the other party has breached the merger agreement in such a manner that would give rise to a failure of a condition regarding representations and warranties or performance of obligations and which breach has not been cured within 30 days after the non-breaching party’s receiving notice of such breach, then the non-breaching party may receive reimbursement of its reasonable out-of-pocket fees and expenses, not to exceed $2 million.

Material United States Federal Income Tax Consequences. (Page 59)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, a holder of IASG common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of IASG common stock for shares of Protection One common stock pursuant to the merger. A holder of IASG common stock may, however, recognize gain or loss with respect to cash such holder receives pursuant to the merger in lieu of fractional shares. The merger is conditioned on the receipt of legal opinions, each dated as of the closing date of the merger, that the merger will qualify as a reorganization for U.S. federal income tax purposes. Holders of IASG common stock should consult with their own tax advisors as to the tax consequences of the merger to them in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws. For a more detailed description of the U.S. federal income tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 59.

Comparative Market Prices. (Page 30)

Shares of Protection One common stock are currently traded on the OTC Bulletin Board under the symbol “PONN.”  It is a condition to the consummation of the merger that the shares received by IASG stockholders in the merger will be listed and may be traded on a NASDAQ stock market after completion of the merger, and the IASG board of directors will not waive this condition. Shares of IASG common stock will no longer be listed or traded on the NASDAQ Global Market upon completion of the merger.

The following table presents the last reported sale prices of Protection One common stock and IASG common stock, as reported in Bloomberg Financial Markets (with respect to Protection One common stock) and by the NASDAQ Global Market for normal trading hours (with respect to IASG common stock) on:

•       December 19, 2006, the last full trading day prior to the public announcement of the merger agreement; and

•       February 9, 2007, the most recent practicable trading day prior to the printing of this proxy statement/prospectus.

The table also presents the equivalent value of the merger consideration per share of IASG common stock on those dates.

	Protection One Common Stock	IASG Common Stock	Equivalent Price Per Share of IASG Common Stock
December 19, 2006	$12.00	$2.93	$3.48
February 9, 2007	$13.25	$3.56	$3.84

These prices will fluctuate prior to the closing date of the merger. Protection One has a thin public float and its common stock is fairly illiquid. Therefore the market price of Protection One common stock may be subject to relatively large volatility.

Dividend Information

Protection One paid an extraordinary cash dividend of $3.865 per share of Protection One common stock on May 12, 2006. Terms of certain of Protection One’s debt agreements prohibit the payment of certain cash dividends on its common stock. The payment of cash dividends, if any, would be made only from assets legally available for that purpose and would depend on Protection One’s financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt agreements and other factors then deemed relevant by the Protection One board of directors. There is no assurance that Protection One will pay a dividend after the completion of the merger. IASG has never paid a cash dividend.

Rights of Appraisal

Under Delaware law and IASG’s Certificate of Incorporation, holders of shares of IASG common stock are not entitled to any dissenters’ rights to seek appraisal of their shares, or to any preemptive rights, in connection with the merger.

SELECTED HISTORICAL FINANCIAL DATA OF PROTECTION ONE

The following table sets forth a summary of selected historical financial data of Protection One for each of the fiscal years in the five-year period ended December 31, 2005 and for the nine-month periods ended September 30, 2005 and 2006. Exclusive of other operations data, the information is derived from, and should be read in conjunction with, the consolidated financial statements and the notes related to those financial statements of Protection One contained in Annexes D and F to this proxy statement.

	February 9 through December 31, 2005 (a)	January 1 through February 8, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(Dollars in thousands, except per share data)
Statements of operations data
Revenues	$234,481	$28,543	$269,259	$277,085	$290,580	$332,846
Cost of revenues	81,059	10,714	101,579	102,205	113,158	119,074
Selling, general and administrative expenses	86,014	12,093	104,872	109,261	112,984	126,012
Change in control, restructuring and corporate consolidation costs	2,339	5,939	24,382	—	—	—
Amortization of intangibles and depreciation expense	43,742	6,638	78,455	80,252	82,440	195,773
Other charges:
Loss on impairment of customer accounts (c)	—	—	—	—	338,104	—
Loss on impairment of goodwill (e)	—	—	—	—	103,937	—
Operating income (loss)	21,327	(6,841)	(40,029)	(14,633)	(460,043)	(108,013)
Interest expense	(30,634)	(4,544)	(44,398)	(40,101)	(43,023)	(51,737)
Gain (loss) on retirement of debt	(6,657)	—	(47)	—	19,337	53,043
Other income	688	15	147	2,829	602	125
Loss from continuing operations before income taxes	(15,276)	(11,370)	(84,327)	(51,905)	(483,127)	(106,582)
Income tax benefit (expense) (d)	(312)	(35)	(239,579)	17,494	148,852	21,572
Loss from continuing operations before accounting change	(15,588)	(11,405)	(323,906)	(34,411)	(334,275)	(85,010)
Loss from discontinued operations, net of taxes	—	—	—	—	(2,967)	(1,038)
Cumulative effect of accounting change, net of taxes
Continuing operations (c)	—	—	—	—	(541,330)	—
Discontinued operations (c)	—	—	—	—	(2,283)	—
Net loss	$(15,588)	$(11,405)	$(323,906)	$(34,411)	$(880,855)	$(86,048)
Net loss from continuing operations before accounting changes per share of common stock (b)	$(0.86)	$(5.80)	$(164.78)	$(17.53)	$(170.46)	$(40.31)
Weighted average number of shares of common stock outstanding (b)	18,198,571	1,965,654	1,965,654	1,962,587	1,961,424	2,109,172
Consolidated balance sheet data
Working capital deficit	$(5,067)		$(372,560)	$(148,957)	$(12,071)	$(2,834)
Customer accounts, net (a)	$232,875		$176,155	$244,744	$312,785	$719,679
Goodwill, net (a)	$12,160		$41,847	$41,847	$41,847	$763,449
Total assets (a)	$436,302		$461,044	$809,022	$837,572	$1,748,938
Long term debt, including capital leases, net of current portion	$321,293		$110,340	$331,874	$547,798	$584,115

Total stockholders’ equity (deficiency in assets)	$8,067		$(177,609)	$146,174	$168,147	$1,061,776
Cash flow data
Cash flows provided by operations	$40,413	$3,710	$61,814	$59,035	$43,391	$36,811
Cash flows used in investing activities	$(24,151)	$(2,473)	$(30,369)	$(27,471)	$(20,943)	$(7,724)
Cash flows provided by (used in) financing activities	$(50,134)	$—	$(14,120)	$1,865	$(24,950)	$(27,879)
Other operating data
Number of customers at end of period	1,012,797		1,030,113	1,048,320	1,073,698	1,133,323

(a)              As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, Protection One “pushed-down” Quadrangle’s basis to the underlying assets and liabilities acquired. Due to the impact of the push-down accounting adjustments, Protection One’s 2005 income statement presentation separates its results into two periods: (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are separated by a heavy black line to indicate the effective date of the new basis of accounting. See Protection One’s 2005 Annual Report on Form 10-K/A, attached as Annex D to this proxy statement, for additional information regarding the exchange transaction. Also see Note 17 to such consolidated financial statements.

(b)             Loss per share and weighted average number of shares presented give retroactive effect to the one-share-for-fifty shares reverse stock split on February 8, 2005. See Protection One’s 2005 Annual Report on Form 10-K/A, attached as Annex D to this proxy statement, for additional information regarding the reverse stock split.

(c)              Impairment charges and the cumulative effect of an accounting change are the result of Protection One’s January 1, 2002 implementation of SFAS Nos. 142, “Accounting for Goodwill and Other Intangible Assets” and 144, “Accounting for the Impairment and Disposal of Long-Lived Assets.”

(d)             As a result of the February 17, 2004 sale transaction whereby Protection One was sold to POI Acquisition I, LLC (formerly POI Acquisition I, Inc., an affiliate of Quadrangle which has since been liquidated), Protection One’s net deferred tax assets were not expected to be realizable and Protection One recorded a non-cash charge against income in 2004 to establish a valuation allowance for those assets.

	Nine Months Ended September 30, 2006	February 9 through September 30, 2005 (a)	January 1 through February 8, 2005
	(Unaudited)
	(Dollars in thousands, except per share data)
Statements of operations data
Revenues	$201,446	$167,975	$28,543
Cost of revenues	73,963	57,210	10,714
Selling, general and administrative expenses (exclusive of $3.2 million of compensation costs included in Recapitalization costs for 2006)	77,634	61,187	12,093
Change in control, restructuring and corporate consolidation costs	20	1,866	5,939
Recapitalization costs	4,452	—	—
Amortization of intangibles and depreciation expense	31,526	31,849	6,638
Operating income (loss)	13,851	15,863	(6,841)
Interest expense	(26,350)	(22,863)	(4,544)
Loss on retirement of debt	—	(6,657)	—
Other income	25	628	15
Loss from continuing operations before income taxes	(12,474)	(13,029)	(11,370)
Income tax expense	(235)	(316)	(35)
Net loss	$(12,709)	$(13,345)	$(11,405)
Net loss per share of common stock (b)	$(0.70)	$(0.73)	$(5.80)
Weighted average number of shares of common stock outstanding (b)	18,230,952	18,198,571	1,965,654
Consolidated balance sheet data
Working capital deficit	$(4,238)	$(9,157)
Customer accounts, net (a)	$208,504	$241,962
Goodwill, net (a)	$12,160	$12,160
Total assets (a)	$436,678	$427,243
Long term debt, including capital leases, net of current portion	$390,698	$320,643
Total stockholders’ equity (deficiency in assets)	$(75,386)	$10,290
Cash flow data
Cash flows provided by operations	$31,927	$25,948	$3,710
Cash flows used in investing activities	$(25,223)	$(15,578)	$(2,473)
Cash flows used in financing activities	$(6,071)	$(49,545)	$—
Other operating data
Number of customers at end of period	996,306	1,010,688

(a)             As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, Protection One “pushed-down” Quadrangle’s basis to the underlying assets and liabilities acquired. Due to the impact of the push-down accounting adjustments, Protection One’s 2005 income statement presentation separates its results into two periods: (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are separated by a heavy black line to indicate the effective date of the new basis of accounting. See Protection One’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, attached as Annex F to this proxy statement, for additional information regarding the exchange transaction.

(b)            Loss per share and weighted average number of shares presented give retroactive effect to the one-share-for-fifty shares reverse stock split on February 8, 2005. See Protection One’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, attached as Annex F to this proxy statement, for additional information regarding the reverse stock split.

SELECTED HISTORICAL FINANCIAL DATA OF IASG

The following table sets forth a summary of selected historical financial data of IASG for each of the fiscal years in the five-year period ended December 31, 2005 and for the nine-month periods ended September 30, 2006 and 2005. The information is derived from, and should be read in conjunction with, the consolidated financial statements and the notes related to those financial statements of IASG incorporated by reference into this proxy statement. See “Where you can find Additional Information.”

	Year Ended Dcember 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
						(unaudited)
	(in thousands, except share and per share data)
Statements of operations data(1)
Revenue	$99,234	$80,369	$40,868	$23,496	$20,569	$70,269	$73,647
Total operating expenses, inclusive of cost of revenue	107,752	82,496	44,517	24,268	19,692	140,319	77,510
Income (loss) from operations	(8,518)	(2,127)	(3,649)	(772)	877	(70,050)	(3,863)
Other expense, net	(13,251)	(9,172)	(14,829)	(5,557)	(3,914)	(9,908)	(10,115)
Loss before income taxes	(21,769)	(11,299)	(18,478)	(6,329)	(3,037)	(79,958)	(13,978)
Income tax expense (benefit)	563	418	3,527	(682)	(703)	(757)	376
Net loss	$(22,332)	$(11,717)	$(22,005)	$(5,647)	$(2,334)	$(79,201)	$(14,354)
Basic and diluted loss per share	$(0.91)	$(0.47)	$(1.95)	$(9.53)	$(4.21)	$(3.25)	$(0.58)
Shares used computing basic and diluted income (loss) per common share (3)	24,662,198	24,667,960	11,263,455	592,785	553,808	24,368,836	24,681,462
Pro forma income tax to give effect as if a C corporation (2)
Loss before income tax benefit	N/A	N/A	(18,478)	(6,329)	(3,037)	N/A	N/A
Income tax benefit			(90)	(2,872)	(955)
Net loss			$(18,388)	$(3,457)	$(2,082)
Net loss per share			$(1.63)	$(5.83)	$(3.76)
Balance sheet data
Cash, cash equivalents and short-term investments	$16,239	$31,555	$35,436	$3,442	$1,224	$16,181	$9,125
Total assets	273,074	302,084	241,036	45,628	36,831	197,957	291,142
Long-term debt	125,000	130,225	65,743	45,061	37,122	125,000	129,275
Capital lease obligations	811	1,035	885	508	33	685	755
Total stockholders’ equity (deficit)	120,114	142,850	153,403	(11,563)	(9,346)	41,228	129,091
Working capital (deficit)	9,127	16,956	4,769	(8,077)	(7,798)	5,230	6,030
Other financial data
Cash provided by (used in) operating activities	$8,099	$14,149	$(4,239)	$2,692	$1,012	$8,769	$7,160
Cash used in investing activities	(16,612)	(77,634)	(57,984)	(8,863)	(1,705)	(8,550)	(31,004)
Cash provided by (used in) financing activities	(6,803)	59,604	97,217	5,389	766	(277)	1,415

(1)                Results of operations for acquired companies are included from the date of acquisition. As a result comparability of periods presented has been affected by IASG’s acquisitions.

(2)                To give effect to IASG’s conversion from an S corporation to a C corporation for federal income tax purposes. The tax provision was prepared as if IASG had a combined federal and state effective tax rate of 40% and giving effect for permanent differences.

(3)                During July 2003, IASG completed an initial public offering of common stock and issued a total of 22,982,729 shares of common stock and received net proceeds of approximately $195,857,000.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF THE COMBINED COMPANY

The merger will be accounted for under the purchase method of accounting, which means that the assets and liabilities of IASG will be recorded, as of completion of the transaction, at their fair values and added to those of Protection One. For a more detailed description of purchase accounting, see “Accounting Treatment.”

For illustrative purposes only, selected unaudited pro forma combined condensed financial information is presented below that is intended to provide you with a better picture of what the financial results might have looked like had Protection One and IASG already been combined. The unaudited pro forma balance sheet data combines the historical consolidated balance sheets of Protection One and of IASG as of September 30, 2006, giving effect to the transaction as if it occurred on September 30, 2006. The unaudited pro forma statements of operations data combine the historical consolidated statements of operations of Protection One and of IASG for the year ended December 31, 2005, and the nine months ended September 30, 2006, giving effect to the transaction as if it occurred on January 1, 2005. Additionally, the unaudited pro forma statement of operations data for the fiscal year ended December 31, 2005 gives effect to the adoption of the new basis of accounting, which was required when Quadrangle obtained control of over 95% of the common stock of Protection One on February 8, 2005, as if it occurred on January 1, 2005. The combined financial information would have been different, perhaps materially, had the companies actually been combined as of that date. The pro forma information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the transaction or potential costs to be incurred in integrating the two companies. You should not rely on the pro forma information as being indicative of the historical results that would have occurred had the companies been combined as of any earlier date or the future results that may be achieved after the transaction. The unaudited pro forma financial data in the table below has been derived from, and should be read in conjunction with the historical audited and unaudited financial statements and accompanying disclosures of Protection One (which are included in Annex D and Annex F to this proxy statement) and IASG (which are incorporated by reference herein), and the unaudited pro forma condensed combined financial statements and accompanying disclosures beginning on page 111.

Unaudited Pro Forma Statement of Operations Data (amounts in thousands, except per share amounts):

	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005
Revenue	$270,820	$360,174
Cost of revenue (exclusive of amortization and depreciation shown below)	100,922	131,230
Selling expense	34,000	36,235
General and administrative expense (exclusive of $3.2 million of compensation costs included in recapitalization costs for 2006)	69,171	96,084
Change in control, recapitalization, debt restructuring, loss on business transferred and corporate consolidation costs	4,972	8,278
Depreciation and amortization	49,055	75,596
Income from operations	12,700	12,751
Interest expense	(38,716)	(52,947)
Other income (expense), net	4,389	(419)
Loss before income taxes	(21,627)	(40,615)
Income tax expense	(341)	(460)
Net loss	$(21,968)	$(41,075)
Basic and diluted income (loss) per share	$(0.87)	$(1.62)
Weighted average common shares outstanding	25,298	25,351

Unaudited Pro Forma Balance Sheet Data (amounts in thousands):

September 30, 2006
Cash and cash equivalents	$ 28,957
Total assets	688,658
Total debt and capital leases	532,157
Total stockholders’ equity	12,901

COMPARATIVE PER SHARE DATA

The following table presents certain per share data of Protection One and IASG on a historical basis and on an unaudited pro forma basis after giving effect to the merger as if the merger had occurred at the balance sheet date and at the beginning of the income statement period. The following information should be read in conjunction with the audited and unaudited consolidated financial statements of Protection One and IASG, which are either included or incorporated by reference into this proxy statement/prospectus, and the unaudited pro forma condensed combined financial statements beginning on page 111. The pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of January 1, 2005, nor is it necessarily indicative of the future operating results or financial position of the combined company. IASG equivalent per share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.29.

	Nine months ended September 30, 2006	Year ended December 31, 2005
Protection One—Historical
Historical per Common Share:
Net loss per share (basic and diluted)	$(0.70)	See below (1)
Dividends declared per common share	$3.865		$—
Book value per share	$(4.13)		$0.44
IASG—Historical
Historical per Common Share:
Net loss per share (basic and diluted)	$(3.25)		$(0.91)
Dividends declared per common share	$—		$—
Book value per share	$1.69		$4.92
Unaudited Pro Forma Combined
Unaudited pro forma share of Protection One
Net loss per share (basic and diluted)	$(0.87)		$(1.62)
Dividends declared per common share	$—		$—
Book value per share	$0.51	$	N/A
Unaudited Pro Forma IASG Equivalent
Unaudited pro forma per IASG common share
Net loss per share (basic and diluted)	$(0.25)		$(0.47)
Dividends declared per common share	$—		$—
Book value per share	$0.15	$	N/A

(1)

	For the Period February 9, 2005 through December 31, 2005	For the Period January 1, 2005 through February 8, 2005
Protection One - Historical
Historical per Common Share:
Net loss per share (basic and diluted)	$(0.86)	$(5.80)

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, you should carefully consider the matters described below before deciding how to vote.

Risk Factors Relating to the Merger

Because the market price of Protection One common stock will fluctuate, you cannot be sure of the market value of the shares of Protection One common stock that you will receive.

The number of shares of Protection One common stock to be received by holders of IASG common stock in the merger is fixed at 0.29 of a share of Protection One common stock for each share of IASG common stock. That number will not be adjusted in the event of any increase or decrease in the price of either Protection One common stock or IASG common stock outstanding. Protection One has a thin public float and its common stock is fairly illiquid. Therefore the market price of Protection One common stock may be subject to relatively large volatility. The price of Protection One common stock may vary at the effective time of the merger from its price at the date of this proxy statement/prospectus and at the date of the special meeting. That variation may be the result of changes in the business, operations or prospects of Protection One or IASG, market assessments of the likelihood that the merger will be consummated and the timing of the merger, regulatory considerations, general market and economic conditions and other factors. In addition to the approval of IASG stockholders, completion of the merger is subject to the satisfaction of conditions that may not occur until some time after the special meeting. Therefore, at the time of the special meeting you will not know the precise dollar value of the merger consideration you will be entitled to receive upon completion of the merger.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger.

Completion of the merger is conditioned upon the receipt of certain governmental authorizations, consents and approvals. These authorizations, consents and approvals may impose conditions on, or require divestitures relating to, the divisions, operations or assets of Protection One or IASG. These conditions or divestitures may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals.

The failure to successfully integrate IASG’s business and operations in the expected time frame may adversely affect the combined company’s future results.

The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of Protection One and IASG. However, to realize these anticipated benefits, the businesses of Protection One and IASG must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Protection One and IASG have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect the combined company’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on the combined company.

The market price for Protection One common stock may be affected by factors different from those affecting the shares of IASG.

Upon completion of the merger, holders of IASG common stock will become holders of Protection One common stock. Protection One’s businesses differ from those of IASG, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of IASG. For a discussion of the businesses of Protection One and IASG and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Some directors and executive officers of IASG have interests in the merger that may differ from the interests of IASG stockholders.

When considering the recommendation by the IASG board of directors to vote “FOR” adoption of the merger agreement, you should be aware that certain directors and executive officers of IASG have interests in the merger that are different from, and may conflict with, your interests. Following the merger, Raymond C. Kubacki and Arlene M. Yocum, members of the IASG board of directors, will become members of Protection One’s board of directors. Certain executive officers of IASG will receive certain benefits upon completion of the merger, including accelerated vesting of stock options, and the right to receive severance payments in connection with the merger. Protection One has also agreed to continue certain indemnification arrangements for directors and executive officers of IASG.

The shares of Protection One common stock to be received by IASG stockholders as a result of the merger will have different rights from the shares of IASG common stock.

Following completion of the merger, IASG stockholders will no longer be stockholders in IASG but will instead be stockholders in Protection One. There will be important differences between your current rights as an IASG stockholder and the rights to which you will be entitled as a stockholder of Protection One. See the section of this proxy statement/prospectus entitled “Comparative Rights of Protection One and IASG Stockholders” beginning on page 126 for a discussion of the different rights associated with Protection One common stock. As discussed below in the risk factor “Quadrangle Group LLC is Protection One’s principal stockholder and can exercise a controlling influence over the combined company,” Protection One is controlled, and the combined company will be controlled, by affiliates of Quadrangle Group LLC (“Quadrangle Group”). Certain of these affiliates have entered into a stockholders agreement with Protection One, which will be amended and restated as of the completion of the merger, as discussed in “Management of Protection One—Certain Relationships and Related Transactions—Board of Directors; Amended Bylaws; Stockholders Agreement,” which will give those affiliates the right to elect a majority of the directors of the combined company.

Risk Factors Relating to the Combined Company’s Business after the Merger

Quadrangle Group LLC is Protection One’s principal stockholder and can exercise a controlling influence over the combined company.

Affiliates of Quadrangle Group beneficially owned approximately 97.1% of the outstanding Protection One common stock as of December 20, 2006, and would beneficially own approximately 70.0% of the Protection One common stock upon the consummation of the merger. Pursuant to a stockholders agreement to be amended and restated upon consummation of the merger among Protection One, Quadrangle Master Funding Ltd. and POI Acquisition, LLC, which are both affiliates of Quadrangle Group, the board of directors of the combined company is to be comprised of nine directors (which may be increased to eleven in certain circumstances) and, subject to the maintenance of a certain threshold of ownership in Protection One, POI Acquisition will be able to direct the election of three Protection One directors (which number may be increased to five under certain circumstances) and Quadrangle Master

Funding will be able to direct the election of two Protection One directors. Accordingly, affiliates of Quadrangle Group will be able to exercise a controlling influence over the combined company’s business and affairs, including any determinations with respect to mergers or other business combinations involving the combined company, appointment of the combined company’s officers, the combined company’s acquisition or disposition of material assets and the combined company’s incurrence of indebtedness. Similarly, affiliates of Quadrangle Group will continue to have the power to determine matters submitted to a vote of the combined company’s stockholders without the consent of other stockholders and to take other actions that might be favorable to Quadrangle Group, whether or not these actions would be favorable to the combined company or to the combined company’s stockholders in general.

Protection One and IASG have a history of losses, which are likely to continue after the merger.

Protection One incurred net losses of $12.7 million in the period January 1, 2006 through September 30, 2006 and $15.6 million in the period from its recapitalization on February 9, 2005 through December 31, 2005. These losses reflect the following, among other factors:

•       Protection One’s customer base and revenues have declined every year since 1999;

•       substantial charges incurred by Protection One for amortization of customer accounts;

•       interest incurred on indebtedness;

•       expansion of Protection One’s internal sales and installation efforts; and

•       other charges required to manage operations.

IASG incurred net losses of $79.2 million in the period January 1, 2006 through September 30, 2006, $22.3 million in 2005, $11.7 million in 2004 and $22.0 million in 2003.

The combined company will continue to incur a substantial amount of interest expense and amortization of customer accounts and the combined company does not expect to attain profitability in the near future.

The combined company’s substantial indebtedness could adversely affect its financial condition.

Protection One has, and the combined company will continue to have, a significant amount of indebtedness. As of September 30, 2006, the face value of Protection One total indebtedness, including capital leases, was approximately $410.7 million and, giving effect to the merger on a pro forma basis, would be approximately $536.4 million. The combined company’s level of indebtedness could have important consequences. For example, it could:

•       limit the combined company’s ability to borrow money or sell stock to fund working capital, capital expenditures, acquisitions and debt service requirements;

•       limit the combined company’s flexibility in planning for, or reacting to, changes in business and future business opportunities;

•       make the combined company more vulnerable to a downturn in its business or in the economy or to an increase in interest rates, because the interest rates of Protection One’s financing is generally tied to prevailing market rates;

•       place the combined company at a disadvantage to some of its competitors, who may be less highly leveraged; and

•       require a substantial portion of the combined company’s cash flow from operations to be used for debt payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes.

One or a combination of these factors could adversely affect the combined company’s financial condition. Subject to restrictions in the indenture governing Protection One’s notes and senior secured credit facility, the combined company may incur additional indebtedness, which could increase the risks associated with Protection One’s already substantial indebtedness.

Restrictive covenants will restrict the combined company’s ability to operate its business and to pursue its business strategies, and the combined company’s failure to comply with these covenants could result in an acceleration of its indebtedness.

Protection One’s senior credit facility and the indenture governing Protection One’s notes contain covenants that restrict its ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to its growth strategy or otherwise important to the combined company. The senior credit facility and the indenture governing Protection One’s notes will restrict, among other things, the combined company’s ability to:

•       incur additional indebtedness or enter into sale and leaseback transactions;

•       pay dividends or make distributions on its capital stock or certain other restricted payments or investments;

•       purchase or redeem stock;

•       issue stock of its subsidiaries;

•       make investments and extend credit;

•       engage in transactions with affiliates;

•       transfer and sell assets;

•       effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of its assets; and

•       create liens on its assets to secure debt.

In addition, Protection One’s senior credit facility will require the combined company to meet certain financial ratios and to repay outstanding borrowings with portions of the proceeds the combined company receives from certain sales of property or assets and specified future debt offerings. The combined company’s financial results may be affected by unforeseen adverse events, and it may not be able to meet the financial ratios.

Any breach of the covenants in Protection One’s senior secured credit facility or the indenture governing Protection One’s notes could cause a default under such instruments. If there were an event of default under any of Protection One’s debt instruments that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt instrument to be due and payable immediately. The combined company’s assets and cash flow may not be sufficient to fully repay borrowings under the combined company’s outstanding debt instruments if accelerated upon an event of default. If, as or when required, the combined company is unable to repay, refinance or restructure its indebtedness under, or amend the covenants contained in, its senior credit facility, the lenders under its senior credit facility could institute foreclosure proceedings against the assets securing borrowings under the senior credit facility.

The combined company will face increasing competition and pricing pressure from other companies in their industry and, if it is unable to compete effectively with these companies, its sales and profitability could be adversely affected.

The combined company will compete with a number of major domestic security monitoring services companies, as well as a large number of smaller, regional competitors. Due to this competition, both Protection One and IASG have experienced high rates of customer attrition and have been subjected to continual and significant pricing pressures. Some of these competitors, either alone or in conjunction with their respective parent corporate groups, are larger than the combined company will be and have greater financial resources, sales, marketing or operational capabilities or brand recognition than the combined company will have. The combined company may not be able to compete successfully with the services of other companies, which could result in the loss of customers and, as a result, decreased revenue and operating results.

The competitive market for the acquisition and creation of accounts may affect the combined company’s future profitability.

The combined company will compete with several companies that have account acquisition and loan programs for independent dealers and some of those competitors are larger than the combined company will be and have more capital than the combined company will have. Increased competition from other alarm monitoring companies could require the combined company to increase the prices it pays to purchase accounts and to reduce prices for system installations and monitoring services and to take other measures that could reduce the combined company’s margins. These decreases and other measures could have a material adverse effect on the combined company.

Loss of customer accounts could materially adversely affect the combined company’s operations.

Protection One has historically experienced, and the combined company is likely to experience, the loss of accounts as a result of, among other factors:

•       relocation of customers;

•       customers’ inability or unwillingness to pay Protection One’s or the combined company’s charges;

•       adverse financial and economic conditions;

•       customers’ perceptions of value; and

•       competition from other alarm service companies.

The combined company may experience the loss of newly acquired or created accounts to the extent it does not integrate or adequately service those accounts. Because some acquired accounts are prepaid on an annual, semiannual or quarterly basis, customer loss may not become evident for some time after an acquisition is consummated. During the first nine months of 2006, Protection One experienced a net loss of 16,491 customers, or a 1.6% decrease in its customer base. While its attrition rate is decreasing, Protection One continues to lose customers at a rate faster than their rate of adding customers. Protection One expects losses to exceed additions until the efforts it is making to acquire new accounts and further reduce their rate of attrition become more successful than they have been to date. Net losses of customer accounts could materially and adversely affect the combined company’s business, financial condition and results of operations.

A principal element of IASG’s business strategy has been to acquire portfolios of alarm monitoring contracts. Acquisitions of end-user alarm monitoring contracts involve a number of risks, including the possibility that the acquiring company will not be able to realize the recurring monthly revenue stream it contemplated at the time of acquisition because of higher than expected attrition rates or fraud. Although IASG generally completes an extensive due diligence process prior to acquiring alarm monitoring contracts and obtains representations and warranties from sellers, it may not have detected fraud, if any, on the part of any seller, including the possibility that any seller misrepresented the historical attrition rates of the sold contracts or sold or pledged the contracts to a third party. If the sale of alarm monitoring contracts involves fraud or the representations and warranties are otherwise inaccurate, it may not be possible to recover from the seller damages in an amount sufficient to fully compensate the combined company for any resulting losses. In such event, the combined company may incur significant costs in litigating ownership or breach of acquisition contract terms.

The combined company’s customer acquisition strategies may not be successful, which would adversely affect the combined company’s business.

The customer account acquisition strategy the combined company expects to employ relies primarily on its internal sales force and forming marketing alliances. Each of Protection One and IASG has changed its acquisition strategy several times over the past few years attempting to decrease the cost of adding customers and to decrease the rate of attrition from new accounts. If its strategy is not successful, the combined company’s customer base could continue to decline. If successful, the selling costs related to this strategy will increase the combined company’s expenses and uses of cash. Failure to replace recurring monthly revenue lost through attrition or increased cash needs to replace that recurring monthly revenue could have a material adverse effect on the combined company’s business, financial condition, results of operations and ability to service debt obligations.

The combined company expects to rely on a marketing alliance for the generation of many new accounts.

Protection One has established a marketing relationship to offer monitored security services to the residential, single-family market and to businesses in 18 of the larger metropolitan markets in the southeastern United States. Approximately 26% of Protection One’s new accounts created in the first nine months of 2006 (21% on a pro forma basis giving effect to the merger) and 25% of Protection One’s new accounts created in 2005 (20% on a pro forma basis giving effect to the merger) were produced from this arrangement. Termination of this arrangement could have a short term material adverse effect on Protection One’s and the combined company’s ability to generate new customers in this territory.

Increased adoption of “false alarm” ordinances by local governments may adversely affect the combined company’s business.

An increasing number of local governmental authorities have adopted, or are considering the adoption of laws, regulations or policies aimed at reducing the perceived costs to municipalities of responding to false alarm signals. Such measures could include:

•       requiring permits for the installation and operation of individual alarm systems and the revocation of such permits following a specified number of false alarms;

•       imposing fines on alarm customers or alarm monitoring companies for false alarms;

•       imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms;

•       requiring further verification of an alarm signal before the police will respond; and

•       subjecting alarm monitoring companies to fines or penalties for transmitting false alarms.

Enactment of these measures could adversely affect the combined company’s future business and operations. In addition, concern over false alarms in communities adopting these ordinances could cause a decrease in the timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services.

Increased adoption of statutes and governmental policies purporting to void automatic renewal provisions in customer contracts, or purporting to characterize certain charges as unlawful, may adversely affect the combined company’s business.

Protection One’s customer contracts typically contain provisions automatically renewing the term of the contract at the end of the initial term, unless cancellation notice is delivered in accordance with the terms of the contract. If the customer cancels prior to the end of the contract term, other than in accordance with the contract, Protection One may charge the customer the charges that would have been paid over the remaining term of the contract, or charge an early cancellation fee.

Several states have adopted, or are considering the adoption of statutes, consumer protection policies or legal precedents which purport to void the automatic renewal provisions of Protection One’s customer contracts, or otherwise restrict the charges Protection One and the combined company can impose upon contract cancellation. Such initiatives could compel the combined company to increase the length of the initial term of their contracts, and increase their charges during the initial term, and consequently lead to less demand for their services and increase their attrition. Adverse judicial determinations regarding these matters could cause the combined company to incur legal exposure to customers against whom such charges have been imposed, and the risk that certain of their customers may seek to recover such charges through litigation. In addition, the costs of defending such litigation and enforcement actions could have an adverse effect on the combined company.

Declines in rents, occupancy rates and new construction of multifamily dwellings may affect the combined company’s sales in this marketplace.

Demand for alarm monitoring services to multifamily dwellings is tied to the general health of the multifamily housing industry. This industry is dependent upon prevailing rent levels and occupancy rates as well as the demand for construction of new properties. The real estate market in general is cyclical, however, and, in the event of a decline in the market factors described above, it is likely that demand for the combined company’s alarm monitoring services to multifamily dwellings would also decline, which could negatively impact its results of operations.

The combined company could face liability for a failure to respond adequately to alarm activations.

The nature of the services the combined company will provide potentially exposes it to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. In an attempt to reduce this risk, Protection One’s and IASG’s alarm monitoring agreements and other agreements pursuant to which they sell their products and services contain provisions limiting Protection One’s and IASG’s liability to customers and third parties. However, in the event of litigation with respect to such matters, these limitations may not be enforced. In addition, the costs of such litigation could have an adverse effect on the combined company.

Future government regulations or other standards could have an adverse effect on the combined company’s operations.

The combined company’s operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, they are required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of its business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on the combined company. In the event that these laws, regulations and/or licensing requirements change, the combined company may be required to modify its operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on the combined company.

The loss of the combined company’s Underwriters Laboratories listing could negatively impact its competitive position.

All of Protection One’s and IASG’s alarm monitoring centers are Underwriters Laboratories (“UL”) listed. To obtain and maintain a UL listing, an alarm monitoring center must be located in a building meeting UL’s structural requirements, have back-up and uninterruptible power supplies, have secure telephone lines and maintain redundant computer systems. UL conducts periodic reviews of alarm monitoring centers to ensure compliance with their regulations. Non-compliance could result in a suspension of the combined company’s UL listing. The loss of its UL listing could negatively impact the combined company’s competitive position.

The combined company depends on its relationships with alarm system manufacturers and suppliers. If they are not able to maintain or renew these relationships, its ability to create new customers and to service their existing account base could be negatively affected.

Protection One currently has agreements with certain alarm system manufacturers and suppliers of hardware for products that they install in customer locations for new systems and to repair existing systems. The combined company may not be able to maintain or renew those existing product sourcing arrangements on terms and conditions acceptable to them. If the combined company is unable to maintain or renew those existing relationships, it may incur additional costs creating new customer arrangements and in servicing existing customers.

The combined company will rely on subcontractors in certain markets to install, service and repair alarm systems.

Protection One currently has agreements with various subcontractors in order to timely and efficiently install, service and repair alarm systems. The combined company may not be able to maintain or renew those subcontractor arrangements on terms and conditions acceptable to it. If the combined company is unable to maintain or renew those existing subcontractor relationships, it may incur additional costs creating new customer arrangements and in servicing existing customers and customer satisfaction may suffer, leading to increased attrition. Also, the combined company’s reliance on subcontractors increases its costs related to quality assurance and inspections and potentially diminishes its brand identity with customers.

The combined company will rely on various technologies that are or may become obsolete, and that could require significant capital expenditures.

The combined company’s monitoring services will depend upon the technology (hardware and software) of security alarm systems. In order to maintain its customer base that has security alarm components that are or could become obsolete, the combined company will likely be required to upgrade or implement new technologies that could require significant capital expenditures. The combined company may not be able to successfully implement new technologies or adapt existing technologies to changing market demands. If the combined company is unable to adapt in response to changing technologies, market conditions or customer requirements in a timely manner, such inability could adversely affect its business.

Most of Protection One’s customers’ alarm systems communicate with Protection One’s monitoring center via Public Switched Telephone Network lines, or PSTN lines, provided by an incumbent local exchange carrier, which are losing market share to wireless and Internet-based means of communication.

The number of PSTN lines provided by incumbent local exchange carriers have been and are expected to continue decreasing. While Protection One offers alarm systems that can communicate signals to Protection One’s central stations using various wireless and/or Internet-based communication technologies, such solutions are presently more expensive than traditional PSTN-based alarm communicators. Higher costs might reduce the market for new customers of alarm monitoring services, and the trend away from PSTN lines to alternatives may mean more existing customers will cancel service with the combined company. In addition, such shifts to newer communications technologies may increase the combined company’s costs for personnel training.

Due to a concentration of accounts in California, Florida and Texas, the combined company will be susceptible to environmental incidents that may negatively impact its results of operations.

Almost 45% of Protection One’s recurring monthly revenue is derived from customers located in California, Florida and Texas. A major earthquake, hurricane or some other environmental disaster in an area of high recurring monthly revenue concentration for the combined company could disrupt its ability to serve the related customers or render those customers uninterested in continuing to retain the combined company to provide alarm monitoring services.

In the event that adequate insurance is not available or the combined company’s insurance is not deemed to cover a claim, the combined company could face liability.

Protection One and IASG carry insurance of various types, including general liability and errors and omissions insurance. Protection One’s and IASG’s loss experience and that of other security service companies may affect the availability and cost of such insurance. Certain of the combined company’s insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence. To the extent that insurance is not available, or a particular claim is not covered or exceeded the combined company’s coverage, the combined company could be exposed to material costs.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the materials incorporated by reference herein include “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified as such because the context of the statement includes words such as “believe,” “expect,” “anticipate,” “will,” “should” or other words of similar import. Similarly, statements herein that describe Protection One’s, IASG’s or the combined company’s objectives, plans or goals also are forward-looking statements. Such statements include those made on matters such as Protection One’s, IASG’s or the combined company’s earnings and financial condition, litigation, accounting matters, their business, their efforts to consolidate and reduce costs, their customer account acquisition strategy and attrition, their liquidity and sources of funding and their capital expenditures. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and none of Protection One, IASG or the combined company undertakes any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances except as required by federal securities laws. Certain factors that could cause actual results to differ include:

•       the ability to obtain requisite governmental approvals for the merger on the proposed terms and schedule;

•       the failure of the IASG stockholders to adopt the merger agreement;

•       the risks that the businesses of Protection One and IASG will not be successfully integrated;

•       disruption from the merger, including lost business opportunities and difficulty maintaining relationships with employees, customers and suppliers;

•       legal risks, including litigation and legislative and regulatory developments;

•       changes in general economic and market conditions;

•       Protection One’s and IASG’s history of losses, which are likely to continue;

•       principal and interest payment requirements of Protection One’s and IASG’s indebtedness;

•       competition, including competition from companies that are larger than the combined company will be and have greater resources than the combined company will have;

•       losses of customers over time and difficulty acquiring new customers;

•       changes in technology that may make Protection One’s, IASG’s or the combined company’s services less attractive or obsolete;

•       the development of new services or service innovations by competitors;

•       potential liability for failure to respond adequately to alarm activations;

•       changes in management;

•       the potential for environmental or man-made catastrophes in areas of high customer account concentration;

•       changes in conditions affecting the economy or security alarm monitoring service providers generally; and

•       changes in federal, state or local government or other regulations or standards affecting the combined company’s operations.

Protection One’s, IASG’s and the combined company’s actual results and financial conditions may differ, perhaps materially, from the anticipated results and financial conditions in any forward-looking statements, and, accordingly, readers are cautioned not to place undue reliance on such statements.

For more information concerning factors that could affect Protection One’s, IASG’s and the combined company’s future results and financial conditions, see “Management’s Discussion and Analysis” and “Risk Factors” in each of Protection One’s annual report on Form 10-K/A, for the year ended December 31, 2005 and IASG’s annual report on Form 10-K for the year ended December 31, 2005 and each of Protection One’s and IASG’s most recent quarterly reports on Form 10-Q, which are, in the case of Protection One, included as Annex D and Annex F to this proxy statement/prospectus and, in the case of IASG, incorporated by reference herein. Protection One and IASG undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANIES

Protection One, Inc.

1035 N. 3rd Street, Suite 101
Lawrence, KS 66044
Telephone: (785) 856-5500

Protection One is a leading national provider of security alarm monitoring services, providing installation, maintenance and electronic monitoring of alarm systems to single-family residential, commercial, multifamily and wholesale customers. Protection One monitors signals originating from alarm systems designed to detect burglary, fire, medical, hold-up and environmental conditions, and from access control and closed-circuit-television (CCTV) systems. Most of Protection One’s monitoring services and a large portion of the maintenance services Protection One provides its customers are governed by multi-year contracts with automatic renewal provisions that provide Protection One with recurring monthly revenue. As of September 30, 2006, Protection One had approximately one million customers. Based on information provided by a leading industry publication, Protection One is the third largest provider of electronic security monitoring services in the United States based on recurring monthly revenue.

Protection One’s business consists of two segments, Protection One Monitoring and Network Multifamily. Protection One Monitoring primarily provides residential and commercial electronic security system installation and alarm monitoring services directly to homeowners and businesses. Protection One Monitoring also provides wholesale alarm monitoring services to independent alarm companies. Network Multifamily provides electronic security system installation and alarm monitoring services to owners and managers of apartments, condominiums and other multifamily dwellings. Protection One markets its services to customers within these segments through separate internal sales and installation branch networks. Protection One’s monitoring and related services revenue for the period January 1, 2006 through September 30, 2006 and customer base compositions at September 30, 2006 were as follows:

	Percentage of Total
Market	Monitoring and Related Services Revenue	Sites
Single family and commercial	81.7%	50.9%
Wholesale	4.5	18.8
Protection One Monitoring Total	86.2%	69.7%
Network Multifamily Total	13.8	30.3
Total	100.0%	100.0%

For the period January 1, 2006 through September 30, 2006, Protection One generated consolidated revenue of $201.4 million. For the period January 1, 2006 through September 30, 2006, Protection One Monitoring accounted for 87.1% of consolidated revenues, or $175.5 million, while Network Multifamily accounted for 12.9% of consolidated revenues, or $25.9 million.

Tara Acquisition Corp.

1035 N. 3rd Street, Suite 101
Lawrence, KS 66044
Telephone: (785) 856-9368

Tara Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of Protection One. Tara Acquisition Corp. was formed on December 4, 2006 solely for the purpose of effecting the merger with IASG. It has not carried on any activities other than in connection with the merger agreement.

Integrated Alarm Services Group, Inc.

One Capital Center
99 Pine Street 3rd Floor
Albany, NY 12207
(518) 426-1515

IASG is one of the largest providers of monitoring, financing and business support services to independent security alarm companies, referred to as “dealers” in this proxy statement/prospectus, in the United States. IASG offers its services to dealers competing in both the residential and commercial security alarm markets. IASG believes its services better allow dealers to compete with larger, self-monitoring national alarm companies. The major categories of services it provides include:

•       Monitoring. IASG monitors alarm systems on behalf of dealers who do not have the capital resources or critical mass to economically establish their own monitoring facilities and for IASG’s own accounts. IASG believes it is the largest wholesale alarm monitoring company in the United States, monitoring approximately 668,000 alarm systems on behalf of approximately 4,000 independent dealers as of September 30, 2006. IASG refers to this as its wholesale business and it received approximately $2.5 million of revenue per month to monitor contracts owned by dealers as of September 30, 2006. IASG’s alarm monitoring services are provided through three redundant alarm monitoring centers located in New Jersey, California and Minnesota.

•       Financing. IASG provides financing for dealers in the form of loans or alarm contract purchases. As of September 30, 2006, IASG had loans outstanding of approximately $15.2 million, which includes $1.1 million of non-performing loans. In addition, IASG held approximately 39,100 contracts with recurring monthly revenue of approximately $1.2 million as collateral against dealer loans as of September 30, 2006. IASG also purchased approximately 14,100 contracts with approximately $393,000 recurring monthly revenue from dealers in the nine months ended September 30, 2006.

•       Business Support Services. For some of IASG’s dealers, it provides billing, collection and marketing services as well as access to equipment discount programs. Because of IASG’s scale, it can generally provide these services on a more cost-effective basis for dealers than they can for themselves. In addition, IASG’s equipment discount program allows dealers who use IASG’s monitoring services to automatically receive preferential pricing for certain alarm equipment.

IASG’s retail portfolio is comprised of both residential subscribers, which represent approximately 77% of IASG’s revenue in this segment, and commercial subscribers, which represent approximately 23% of IASG’s revenue in this segment.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Protection One common stock has been listed and traded on the OTC Bulletin Board under the symbol “PONN” since February 17, 2005 and was listed and traded on the OTC Bulletin Board under the symbol “POIX” prior to February 17, 2005. IASG common stock is listed and traded on the NASDAQ Global Market under the symbol “IASG.” The following table sets forth, for the respective calendar quarters of Protection One and IASG indicated, the high and low sales prices per share of Protection One common stock and IASG common stock as reported in Bloomberg Financial Markets (with respect to Protection One common stock) and by the NASDAQ Global Market for normal trading hours (with respect to IASG common stock). The only cash dividend paid by Protection One was an extraordinary cash dividend of $3.865 per share of Protection One common stock on May 12, 2006. IASG has never paid a cash dividend.

	Protection One Common Stock		IASG Common Stock
	High	Low	High	Low
2004
First Quarter	$36.00	$13.00	$11.15	$8.05
Second Quarter	$25.00	$9.00	$12.50	$4.50
Third Quarter	$15.00	$6.00	$5.62	$3.22
Fourth Quarter	$18.50	$8.00	$5.60	$4.01
2005
First Quarter	$28.50	$13.50	$6.40	$4.83
Second Quarter	$28.75	$18.05	$4.96	$3.60
Third Quarter	$18.10	$13.85	$5.08	$3.50
Fourth Quarter	$17.95	$15.80	$3.90	$1.89
2006
First Quarter	$18.00	$17.00	$4.27	$2.41
Second Quarter	$27.00	$14.50	$4.11	$3.25
Third Quarter	$15.08	$12.10	$4.29	$3.56
Fourth Quarter	$13.15	$11.50	$3.95	$2.56
2007
First Quarter (through February 9, 2007)	$20.00	$11.25	$3.57	$3.19

Stock prices for Protection One common stock give effect to the one-share-for-fifty shares reverse stock split on February 8, 2005. Protection One has a thin public float, with an average daily trading volume of less than 0.005% of the outstanding shares of its common stock, and its common stock is fairly illiquid. Therefore the market price of Protection One common stock may be subject to relatively large volatility.

On December 19, 2006, the last trading day prior to the announcement of the execution of the merger agreement, the closing price of IASG common stock was $2.93 per share and the closing price of Protection One common stock was $12.00 per share. On February 9, 2007, the most recent practicable trading day prior to the printing of this proxy statement/prospectus, the closing price of IASG common stock was $3.56 per share and the closing price of Protection One common stock was $13.25 per share. All stock price information is as reported in Bloomberg Financial Markets (with respect to Protection One common stock) and by the NASDAQ Global Market for normal trading hours (with respect to IASG common stock). On February 9, 2007, there were approximately 24,368,836 shares of IASG common stock outstanding and approximately 18,239,953 shares of Protection One common stock outstanding.

THE SPECIAL MEETING

Date, Time and Place

The special meeting of IASG stockholders is scheduled to be held at 9:00 a.m., local time on March 27, 2007 at the Desmond Hotel and Conference Center located at 600 Albany-Shaker Road, Albany, New York 12211. The meeting may be adjourned or postponed to another date, time or place for proper purposes, including for the purpose of soliciting additional proxies.

Purposes

The purposes of the special meeting are (1) to consider and vote on the adoption of the merger agreement and (2) to transact other business as may be properly presented at the meeting or any postponements or adjournments of the meeting. At the present time, IASG knows of no other matters that will be presented for consideration at the meeting.

Quorum

Presence, in person or by proxy (including shares represented by proxies that reflect abstentions), of IASG stockholders holding a majority of the shares of IASG common stock entitled to vote at the meeting constitutes a quorum. Votes cast by proxy or in person at the meeting will be tabulated by the election inspectors appointed for the meeting, who will determine whether or not a quorum is present.

Shares Entitled to Vote

Only IASG stockholders of record at the close of business on February 20, 2007 are entitled to receive notice of and to vote at the special meeting. As of February 9, 2007, a total of 24,368,836 shares of IASG common stock were outstanding and entitled to vote.

Recommendation of the IASG Board of Directors

The IASG board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are advisable and in the best interests of IASG and its stockholders. Accordingly, the IASG board of directors recommends that IASG stockholders vote “FOR” the adoption of the merger agreement.

Vote Required

Adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the IASG common stock outstanding as of the record date. Each share of IASG common stock outstanding on the record date is entitled to one vote. If you abstain or fail to vote your shares in person or by proxy in favor of adopting the merger agreement, it will have the same effect as a vote against adoption of the merger agreement.

Voting Procedures

General

A proxy card will be sent to each IASG stockholder of record entitled to vote. All shares represented by properly executed proxies that have not been revoked will be voted in accordance with the specifications on the proxy. If no such specifications are made on a properly executed proxy, the proxy will be voted FOR the proposal to adopt the merger agreement.

If any other matter or matters are properly presented for action at the meeting, the persons named in the enclosed proxy card and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. Proxies voted against the proposal related to the merger agreement will not be voted in favor of any postponement or adjournment of the meeting for the purpose of soliciting additional proxies.

Voting

Each share of IASG common stock outstanding on the record date is entitled to one vote at the meeting. You may submit a proxy by completing, signing and mailing your proxy card in the postage-paid envelope. You also may attend the meeting and vote in person. In addition, if your shares are held in “street” name, you may also vote by telephone or internet by following the instructions on your proxy card.

Revocation

A stockholder who has given a proxy pursuant to this proxy solicitation may revoke it at any time before it is exercised by giving written notice thereof prior to the special meeting to IASG’s corporate secretary, Brian E. Shea, or by signing and returning a later dated proxy, or by voting in person at the meeting. Sending in a signed proxy will not affect a stockholder’s right to attend the meeting and vote in person. However, mere attendance at the meeting will not, in and of itself, have the effect of revoking the proxy, and any revocation after closing of the polls at the meeting will not affect votes previously taken. In addition, if your shares are held in “street” name, you can revoke your proxy by submitting another proxy by telephone or through the internet at a later time.

Validity

The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. Their determination will be final and binding. The IASG board of directors has the right to waive any irregularities or conditions as to the manner of voting. IASG may accept your proxy by any form of communication permitted by Delaware law so long as IASG is reasonably assured that the communication is authorized by you.

Solicitation of Proxies

The accompanying proxy is being solicited on behalf of the IASG board of directors. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation and of soliciting proxies will be borne by IASG. Proxies may be solicited by certain of IASG’s directors, officers and regular employees personally or by telephone, telecopy or electronic mail, who will not receive additional compensation for performing that service but will be reimbursed for any reasonable expenses that they incur. In addition, IASG may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. IASG has engaged MacKenzie Partners, Inc. to assist in the solicitation process. IASG estimates the cost of solicitation to be approximately $10,000.

Shares Held in Street Name

General

If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee when voting your shares or when granting or revoking a proxy. Absent specific instructions from you, your broker, bank or nominee is not permitted to vote your shares. If your broker, bank or nominee delivers a proxy card indicating that it is NOT voting your shares, that is often referred to as a “broker non-vote.”

Effect of Broker Non-Vote

Under the applicable rules of the NASD, broker non-votes will be counted as present and represented at the meeting but will not be voted on any proposal submitted to stockholders. As a result, a broker non-vote will have the same effect as a vote against approving the merger agreement.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP serves as IASG’s independent registered public accounting firm. Representatives of PricewaterhouseCoopers LLP plan to attend the special meeting and will be available to answer appropriate questions. Its representatives will also have an opportunity to make a statement at the meeting if they so desire, although it is not expected that any statement will be made.

Stockholders Agreement

Certain IASG directors, executive officers and their affiliates who as of February 9, 2007 beneficially owned in the aggregate approximately 86,100 shares of IASG common stock (excluding share options held by them), representing less than 1% of the outstanding shares of IASG common stock entitled to vote at the special meeting, have entered into a stockholders agreement whereby they have agreed, subject to the terms and conditions thereof, to vote their shares in favor of the merger agreement, the merger and the transactions contemplated thereby at the special meeting. See “The Merger—The Stockholders Agreement” for more information regarding this agreement.

Attending the Special Meeting

If you are a holder of record of shares of IASG common stock and you plan to attend the special meeting, please indicate this when you give your proxy instructions. If you would like to attend the meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares and a form of personal identification. In order to vote your shares at the meeting, you must obtain from the nominee a proxy in your name.

THE MERGER

General

On December 20, 2006, the IASG board of directors and the Protection One board of directors each approved the merger agreement, which provides for the acquisition by Protection One of IASG through a merger of Tara Acquisition Corp., a newly formed and wholly owned subsidiary of Protection One, with and into IASG. After the merger, IASG will be the surviving corporation and will be a wholly owned subsidiary of Protection One.

Upon completion of the merger, each share of IASG common stock will be converted into the right to receive 0.29 (the “exchange ratio”) of Protection One common stock, par value $0.01 per share.

Background of the Merger

Each of the boards of directors of IASG and Protection One continually reviews its respective company’s strategic objectives and means of achieving those objectives, including potential strategic initiatives and various business combinations. In connection with these reviews, each of IASG and Protection One from time to time has evaluated potential acquisitions or combinations that would further the respective company’s strategic objectives, including consolidation opportunities in the alarm system industry. The senior management of each of IASG and Protection One has periodically reviewed these strategic opportunities with their respective boards of directors.

On November 14, 2005, Contrarian Capital Management, LLC and Contrarian Equity Fund, L.P., which are referred to collectively in this proxy statement/prospectus as Contrarian, filed a report of beneficial ownership with the SEC stating that Contrarian had acquired approximately 13.0% of the IASG common stock then outstanding. Contrarian also sent a letter to the IASG board of directors, dated November 14, 2005, urging it to retain a nationally recognized investment banking firm for the purpose of maximizing shareholder value by strategically selling the entire company. In the letter, Contrarian stated its belief that the recent decline in the market price of IASG’s common stock, which Contrarian believed was a result of a number of changes both in the security alarm services industry and within IASG specifically, would continue unless the board retained an investment banking firm for the purpose of maximizing shareholder value by strategically selling the entire company.

On November 14, 2005, the IASG board of directors met by telephone to discuss the issues raised in the Contrarian letter. The board of directors determined to commence a review of IASG’s operations and business strategy in an effort to improve profitability and growth prospects. In connection with this review, the IASG board of directors decided to engage an investment bank to assist the board in exploring strategic options that might enhance shareholder value, including potential acquisitions, strategic joint ventures, recapitalizations, mergers, divestitures and/or share repurchases. A committee of the IASG board of directors was formed to interview investments banks for the engagement.  On November 21, 2005, IASG announced the actions taken at the November 14 board meeting.

On November 30, 2005, Contrarian Capital Management sent a letter to the IASG board of directors stating that, although it was “pleased” that the board had created a special committee and announced that it would engage an investment banker to assist it in exploring strategic options, such actions were “only a start.”  Contrarian further requested that the special committee be comprised solely of independent board members and exclude any executive officers of IASG.

On December 29, 2005, IASG retained Allen & Company, LLC to conduct a review of the company’s strategic alternatives and report to the IASG board of directors.

On March 2, 2006, Contrarian sent a letter to the IASG board of directors stating that it was “not convinced” that IASG was seriously considering an immediate sale process. Contrarian requested assurance from the IASG board of directors and management that they were “seriously reviewing strategic options” and intended to “immediately commence an appropriate sale process.”  On March 6, 2006, the IASG board met by telephone to discuss Contrarian’s letter. IASG responded to Contrarian by letter, dated March 7, 2006, stating that, until its strategic review was completed, and in the absence of a bona fide proposal to the IASG board of directors, the board, together with management, would continue to focus on the business challenges of significantly improving IASG’s operating performance.

On March 21, 2006, the IASG board of directors, at a regularly scheduled board meeting, formed a special committee, referred to as the independent committee and comprised of the five independent members of the IASG board, to review, when completed, the findings of the review of strategic alternatives being conducted by Allen & Company.

On April 4, 2006, Alarm Security Group LLC, or ASG Security, sent a letter to Arlene M. Yocum, the chairwoman of the independent committee, confirming its interest in acquiring IASG for consideration valued by ASG Security at $4.25 per share of IASG common stock, comprised of $3.40 in cash and $0.85 in stock of the surviving company. The non-binding indication of interest was subject to a number of conditions, including the granting of a thirty-day exclusivity period and due diligence. The letter also requested a meeting with the independent committee to discuss the proposal.

On April 5, 2006, the independent committee met telephonically. The independent committee first engaged Mayer, Brown, Rowe & Maw LLP, referred to herein as Mayer Brown, as special counsel to the independent committee. Mayer Brown then reviewed for the independent committee its fiduciary obligations in connection with the receipt of an unsolicited offer to acquire the company as well as in the context of the ongoing strategic review of IASG’s business. The independent committee then discussed ASG Security’s proposal and determined to agree to meet with ASG Security and its financial advisor.

On April 23, 2006, the IASG board of directors appointed Charles T. May as a special advisor to the IASG board of directors, effective as of May 1, 2006, and as acting president and chief executive officer, effective as of June 1, 2006. In addition, the IASG board of directors appointed John W. Mabry as non-executive chairman of the board, effective as of June 1, 2006. The board of directors approved entering into a transition services agreement with Timothy M. McGinn, IASG’s then chairman and chief executive officer, whereby he would continue to act in such capacities from April 30, 2006, when his employment agreement expired, until May 31, 2006. The IASG board of directors also determined to allow its employment agreement with Thomas J. Few, Sr., IASG’s vice chairman and president, to expire in accordance with its terms on April 30, 2006.

On April 18, 2006, representatives of the independent committee met with ASG Security and its financial advisors. At that meeting, ASG Security outlined the terms of its proposal to acquire IASG. The independent committee asked a number of questions and expressed a number of concerns with ASG Security’s proposal.

On April 21, 2006, ASG Security sent a letter to Ms. Yocum indicating that it was increasing its offer by $0.35 per share to $4.60 per share ($3.60 in cash and $1.00 in stock of the surviving company). The increase was conditioned upon ASG Security receiving a 30-day exclusive period during which it would conduct a due diligence review. Absent the grant of such an exclusive period, ASG Security indicated its offer would remain at $4.25 per share ($3.40 in cash and $0.85 in stock of the surviving company). Thereafter, ASG Security provided the independent committee with a list of due diligence items and financial information regarding ASG Security.

On April 28, 2006, Ms. Yocum telephoned ASG Security’s financial advisor to indicate that the independent committee would meet on May 3, 2006 to discuss ASG Security’s proposal. ASG Security’s financial advisor indicated that if the independent committee’s decision was not favorable, ASG Security would make its proposal public.

On May 3, 2006, IASG’s independent committee met, together with representatives of Mayer Brown, telephonically to discuss ASG Security’s proposal. The independent committee decided not to make any definitive decisions regarding ASG Security’s proposal until after they had received and discussed the results of Allen & Company’s strategic review the next week. The independent committee’s decision was communicated to ASG Security’s financial advisor.

On May 9, 2006, Richard Ginsburg, Protection One’s chief executive officer, sent a letter to Ms. Yocum, as the chairwoman of IASG’s independent committee, expressing Protection One’s interest in a merger with IASG. In this letter, Mr. Ginsburg set forth Protection One’s belief that the merger would yield significant strategic, competitive and economic advantages for both companies and create value for Protection One and IASG’s respective stockholders. Mr. Ginsburg proposed that the merger be structured as a tax-free, all-stock merger in which IASG stockholders would receive 0.21 of a share of Protection One common stock for each share of IASG common stock.

On May 12, 2006, the members of IASG’s independent committee, Mr. May and a representative of Mayer Brown met with Allen & Company at which meeting Allen & Company presented its review of IASG’s strategic alternatives and delivered to the independent committee a draft of a written report recommending that the independent committee consider either a negotiated sale or a limited auction. The members of the independent committee, Mr. May and a representative of Mayer Brown then met to discuss the draft report. As a result of such discussions, Allen & Company was asked to further evaluate certain alternatives discussed in the report and to provide a final report to the full board of directors at its regularly scheduled meeting in June 2006. The independent committee also discussed a request by Contrarian for the appointment of two representatives to the IASG board of directors.

On May 17, 2006, ASG Security sent a letter to IASG stating its “disappointment” that the special committee of the IASG board of directors “ha[d] not elected to pursue its proposal” to combine with IASG. ASG Security further stated its desire to commence due diligence as soon as possible. ASG Security made the contents of that letter public. On May 19, 2006, IASG’s independent committee decided to postpone consideration of ASG Security’s offer until receipt and discussion of the final Allen & Company report.

On May 24, 2006, Ms. Yocum received an unsolicited offer from another company engaged in IASG’s industry to acquire substantially all of the operating assets comprising IASG’s residential and commercial retail electronic security business for cash equal to a multiple of 37.5x of IASG’s performing residential and commercial “retail” recurring monthly revenue, subject to certain holdbacks and adjustments. Shortly thereafter, Ms. Yocum informed such other company that consideration of its proposal would be postponed until receipt and discussion of the final Allen & Company report.

On May 27, 2006, Mr. Ginsburg and Mr. May met in Boca Raton, Florida and discussed the proposed merger, as set forth in Mr. Ginsburg’s May 9 letter. During the meeting, Mr. Ginsburg again expressed Protection One’s interest in pursuing a merger. Mr. May informed Mr. Ginsburg that Protection One’s interest would be taken seriously at the appropriate time.

On June 7, 2006, a merchant banking firm inquired of Ms. Yocum whether IASG would be interested in discussing a possible sale by IASG of its retail segment. Ms. Yocum responded that the committee was awaiting the final Allen & Company report and a determination by the committee of its strategic options for IASG.

On June 6, 2006, Mr. McGinn, Thomas J. Few (former vice chairman and president of IASG), Mr. Cranberry LLC, David L. Smith, Michael Nahl, Potomac Capital Management LLC, Matthew Rogers, First Integrated Capital Corp. and the Joan Fisher Revocable Trust (collectively, the “McGinn Group”), collectively holding approximately 10.5% of the outstanding IASG common stock, filed a report of beneficial ownership with the SEC. The McGinn Group stated in this report that it had been formed for the purpose of “considering and advocating actions which would maximize . . . shareholder value in” IASG. Messrs. Few and McGinn subsequently resigned as directors of IASG on June 13 and 14, 2006, respectively.

On June 15, 2006, the IASG board of directors elected Jason Mudrick, a portfolio manager for Contrarian Capital Management, LLC, to serve as a director. Mr. Mudrick was elected to the board at the request of Contrarian. At that same meeting, representatives of Allen & Company presented its final report to the full board of directors recommending that IASG conduct either a negotiated sale or a limited auction. The IASG board of directors discussed the report with the representatives of Allen & Company and the recommendations. After discussion and in light of the publicity surrounding the committee’s strategic review and the various offers to acquire IASG that had been received, the IASG board of directors determined to conduct a limited auction for IASG. The board then decided to engage a separate investment banking firm to conduct the limited auction.

On July 10, 2006, IASG entered into a confidentiality agreement with Protection One with respect to the proposed merger. Subsequent to entering into the confidentiality agreement, each of IASG and Protection One’s legal, accounting and financial advisors began a due diligence review of the other company, and Protection One’s financial advisors and senior management and representatives of Quadrangle Group (Protection One’s controlling stockholder) undertook an evaluation of IASG’s value.

On July 11, 2006, IASG retained Houlihan Lokey to conduct a limited auction for the sale of the company and issued a public press release announcing Houlihan Lokey’s retention. On that same day, Mssrs. May, Mabry and Mudrick of IASG and representatives of Houlihan Lokey met with Mr. Ginsburg and Darius Nevin, Chief Financial Officer of Protection One, Michael Weinstock, Henry Ormond and Stacey Harris of Quadrangle Group, and Protection One’s financial advisor, Bear Stearns & Co., Inc., to discuss IASG’s business and financial performance and the potential combination of Protection One and IASG.

During the next two weeks, Houlihan Lokey contacted 13 parties, in addition to Protection One, to gauge their interest in acquiring IASG. The 13 parties contacted included parties that had previously made unsolicited expressions of interest to acquire IASG and parties that were deemed by IASG and Houlihan Lokey to be a good strategic fit for IASG. Parties expressing an interest in acquiring IASG were asked to sign confidentiality agreements. Eight parties including Protection One signed confidentiality agreements. Each of these eight parties was provided a package of due diligence information and, on August 8, 2006, given access to an online data room containing business, financial and legal information regarding IASG.

On July 20, 2006, Mr. May met with Richard Ginsburg, CEO of Protection One, and representatives of Quadrangle Group to discuss the synergies and cost savings that could potentially be realized by combining IASG and Protection One.

During the weeks of July 17 through July 31, 2006, IASG and Houlihan Lokey met with four parties that had expressed an interest in acquiring IASG to discuss IASG’s business and financial performance. On August 14, 2006, Protection One formally engaged Bear Stearns & Co., Inc. to assist it in evaluating and negotiating a possible merger with IASG.

On September 12, 2006, in a meeting with Messrs. May, Mabry and Mudrick of IASG, representatives from Houlihan Lokey, Messrs. Ginsburg and Nevin of Protection One, Messrs. Weinstock and Ormond, Ms. Harris and Steven Rattner of Quadrangle Group, and representatives from Bear Stearns, Protection One presented its proposal to acquire IASG at an exchange ratio of 0.27 of a share of Protection One common stock for each share of IASG common stock outstanding, subject to a thirty-day period of exclusivity to conduct confirmatory due diligence.

On September 13, 2006, Houlihan Lokey sent to all interested parties who had signed confidentiality agreements the instructions for submitting a final bid to acquire IASG. The deadline for such bids was subsequently extended from September 27, 2006 to October 3, 2006.

On October 3, 2006, Houlihan Lokey received a non-binding proposal from Protection One reaffirming its interest in acquiring IASG at an exchange ratio of 0.27 of a share of Protection One common stock for each share of IASG common stock outstanding and without a financing contingency with respect to the assumption of the IASG Notes. In addition to the Protection One offer, IASG received a non-binding proposal from a strategic party on October 3, 2006 to acquire 100% of IASG’s common stock at a price of $3.25 per share in cash. This cash purchase price was subject to several potential negative adjustments, however, that were deemed by Houlihan Lokey and the IASG independent committee to likely reduce the purchase price. In addition, the non-binding proposal was contingent upon receiving the necessary financing to complete the transaction, the redemption of the IASG Notes at par and the completion of additional due diligence.

On October 4, 2006, Houlihan Lokey presented to the IASG board the various bids received in response to the limited auction and its evaluation of the bids. A representative of Mayer Brown discussed with the independent committee their fiduciary obligations regarding agreeing to an exclusivity period and a stock-for-stock merger. The representative of Mayer Brown also outlined for the independent committee the steps to be taken between the signing of an exclusivity letter and a definitive merger agreement. After deliberations, the independent committee instructed Houlihan Lokey to convey to Protection One certain concerns the committee had regarding Protection One’s offer. Subject to those concerns being appropriately being addressed, the committee authorized IASG to enter into an exclusivity agreement with Protection One.

On October 6, 2006, following negotiations between Houlihan Lokey and Bear Stearns on behalf of and with guidance from their respective clients, Protection One agreed to increase the exchange ratio to 0.29 of a share of Protection One common stock for each share of IASG common stock outstanding.

IASG and Protection One subsequently entered into an agreement that provided Protection One with exclusivity for 45 days to allow Protection One and IASG to complete their due diligence investigations with respect to each other and to negotiate a definitive merger agreement and related matters, which exclusivity period was subsequently extended to December 12, 2006.

From October 6, 2006 through December 19, 2006, representatives of IASG and Protection One finalized due diligence investigations and continued to hold discussions and negotiate the terms of the merger agreement and related matters.

On December 19, 2006, Protection One’s board of directors, which had received updates and information regarding the merger during the course of negotiations, approved by written consent the merger agreement and related matters.

On December 20, 2006, the IASG board of directors held a special telephonic meeting to consider the proposed merger. At this meeting, representatives from Mayer Brown reviewed the material terms of the proposed merger agreement and responded to questions from directors. The board also received the oral opinion of Houlihan Lokey, which opinion was subsequently confirmed in writing and updated January 19, 2007, to the effect that, as of the date of such opinion, the 0.29 exchange ratio was fair to IASG’s stockholders from a financial point of view. Following further discussions and deliberations, the IASG board of directors unanimously approved the merger agreement, determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable to IASG and resolved to recommend that the IASG stockholders vote to adopt the merger agreement.

The merger agreement was signed by the parties in the evening on December 20, 2006 and, later that night, Protection One and IASG issued a joint press release announcing the execution of the merger agreement.

Recommendation of the IASG Board of Directors; Reasons for the Merger

The IASG board of directors unanimously approved the merger agreement and determined that the merger agreement and the merger are advisable and in the best interests of IASG and its stockholders. Accordingly, the board recommends that IASG stockholders vote “FOR” the adoption of the merger agreement.

In the course of its deliberations regarding the merger, the IASG board of directors consulted with IASG’s management and its legal and financial advisors.

The IASG board of directors identified and considered several potential benefits of the merger that it believed would contribute to the success of the combined company compared to the IASG continued operations without the merger. These included:

•       the anticipated synergies from the merger resulting from the significant overlap between the operations of IASG and Protection One, which will allow for significant cost savings in corporate and branch overhead, field services and central station monitoring, which total run rate cost savings have been estimated at $12 million on an annual basis beginning in 2008;

•       the combined company’s large internal sales force is anticipated to be capable of generating new subscribers in excess of attrition;

•       the anticipated increase in market liquidity of the publicly traded stock of the combined company resulting from the combined company’s anticipated larger public float and increased analyst coverage;

•       the strategic fit between IASG and Protection One;

•       the opportunity of the IASG stockholders to become stockholders of a company with greater financial and market strength than IASG on its own due to increased revenues, operating margin and number of client accounts;

•       that representatives of the IASG board of directors will serve on the board of directors of the combined company;

•       the expectation that the merger generally will not result in Protection One, IASG or a holder of IASG common stock recognizing any gain or loss for U.S. federal income tax purposes, except with respect to any cash received by IASG stockholders for fractional shares; and

•       the opinion of IASG’s financial advisors, dated December 20, 2006, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio is fair from a financial point of view to the IASG stockholders, as described under “—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

The IASG board of directors also identified and considered a number of potentially adverse factors concerning the merger, including the following:

•       the risk that the merger might not be completed in a timely manner or at all;

•       the risk that the anticipated synergies and other potential benefits of the merger may not be fully or partially realized;

•       the challenges and difficulties, foreseen and unforeseen, relating to integrating the operations of IASG and Protection One;

•       the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•       the potential negative impact of client and supplier defections after announcement of the merger;

•       the possibility of management and employee disruption associated with the merger and integrating the operations of the companies, including the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of IASG might not remain employed with the combined company;

•       the potential costs of IASG’s severance payments in connection with the merger, which currently are estimated to be approximately $4.5 million;

•       the potential limited liquidity of shares of the combined company’s common stock due to historically low trading volumes of Protection One common stock and concentration of ownership of the combined company; and

•       other risks due to the concentration of ownership of the combined company.

The IASG board of directors also considered the following factors:

•       the advantages and disadvantages of the other offers to acquire IASG received during the sale process;

•       that the senior executives of IASG may not serve as the senior executives of the combined company;

•       the feasibility and desirability of pursuing alternative strategies, such as pursuing growth and increased stockholder value through acquisitions and repurchases of stock;

•       the fact that the combined company may not be able to expand its business as effectively or quickly as desired and may be placed at a disadvantage relative to its larger competitors if the merger is not completed;

•       the investment banking, legal and accounting fees and expenses of IASG related to the merger, which currently are estimated to be approximately $4.5 million; and

•       the terms and conditions of the merger agreement and the agreements contemplated by the merger agreement, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in those agreements.

After taking into account all of the factors set forth above, the IASG board of directors unanimously agreed that the expected benefits of the merger outweighed the risks and that the merger is in the best interests of IASG and its stockholders.

The foregoing discussion of information and factors considered by the IASG board of directors is not intended to be exhaustive but is believed to include the material factors considered by the IASG board of directors. In view of the wide variety of factors considered by the IASG board, the IASG board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, the IASG board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the IASG board of directors may have given different weight to different factors.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

On December 20, 2006, Houlihan Lokey delivered to the IASG board of directors of IASG its oral opinion, which opinion was subsequently confirmed in writing and updated January 19, 2007, to the effect that, as of the date of the opinion, on the basis of Houlihan Lokey’s analysis summarized below and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the exchange ratio is fair to the holders of IASG’s common stock from a financial point of view.

The full text of Houlihan Lokey’s opinion, which is attached to this proxy statement/prospectus as Annex C, describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion. The opinion was furnished for the benefit of the IASG board of directors in evaluating the merger and does not constitute a recommendation to any stockholder on whether or not to support the merger and does not constitute a recommendation to any stockholder on whether or not to vote in favor of or against approval and adoption of the merger agreement. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its opinion. The IASG stockholders are urged to read the opinion carefully and in its entirety.

Houlihan Lokey’s opinion addresses only the fairness to the IASG stockholders, from a financial point of view, of the exchange ratio provided for in the merger. Houlihan Lokey was not requested to opine as to, and its opinion does not address, any other aspect of the merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

Houlihan Lokey has not been requested to make, and has not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties, contingent or other liabilities of IASG, Protection One or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey expresses no opinion regarding the liquidation value of any entity. Furthermore, Houlihan Lokey has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which IASG, Protection One or any other party is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which IASG, Protection One or any other party is or may be a party or is or may be subject. With the consent of the IASG board of directors, the opinion of Houlihan Lokey makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters.

In connection with the opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•       reviewed IASG’s annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2003 through December 31, 2005, and quarterly reports on Form 10-Q for the quarters ended September 30, 2005 and September 30, 2006, which IASG’s management has identified as being the most current financial statements available at the time of such opinion;

•       reviewed Protection One’s annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2003 through December 31, 2005, and quarterly reports on Form 10-Q for the quarters ended September 30, 2005 and September 30, 2006, which Protection One’s management has identified as being the most current financial statements available at the time of such opinion;

•       spoke with certain members of the management of IASG regarding the operations, financial condition, future prospects and projected operations and performance of IASG and regarding the merger;

•       spoke with certain members of the management of Protection One regarding the operations, financial condition, future prospects and projected operations and performance of Protection One and regarding the merger, and spoke with representatives of Protection One’s investment bank and outside counsel regarding Protection One, the merger, and related matters;

•       reviewed the merger agreement;

•       reviewed IASG’s confidential offering memorandum dated November 10, 2004 for its 12% senior secured notes due 2011;

•       reviewed the terms of various outstanding warrants and stock options issued by Protection One and IASG;

•       reviewed financial forecasts and projections prepared by the managements of IASG and Protection One with respect to IASG and Protection One for the fiscal years ended December 31, 2006 through December 31, 2011, as well as the analyses and forecasts of certain cost savings, operating efficiencies and other synergies expected by the managements of IASG and Protection One to result from the merger;

•       reviewed the historical market prices and trading volume for the publicly traded securities of: (a) IASG since its initial public offering in July 2003; (b) Protection One since its recapitalization in February 2005; and (c) certain publicly traded companies that Houlihan Lokey deemed relevant;

•       reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that Houlihan Lokey deemed relevant for companies in related industries to IASG and Protection One; and

•       conducted such other financial studies, analyses and inquiries as Houlihan Lokey has deemed appropriate.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion.

Summary of Financial Analyses Performed by Houlihan Lokey

The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached to this proxy statement/prospectus as Annex C. You are urged to read the full text of the opinion carefully and in its entirety.

In connection with rendering its opinion, Houlihan Lokey performed the financial, comparative and other analyses described below. The preparation of opinions, such as the Houlihan Lokey opinion, involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Such opinions are not, therefore, readily susceptible to summary description. Furthermore, in arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that consideration of any portion of such analyses and factors, without consideration of all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of IASG and Protection One. None of

IASG, Protection One, Houlihan Lokey or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The financial analyses summarized below were based upon market prices as of December 18, 2006, the trading day two days preceding the announcement of the merger, unless otherwise noted. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Houlihan Lokey, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Consideration of any portion of such analyses and the factors considered, without consideration of all analyses and factors, could create a misleading or incomplete view of the process underlying the Houlihan Lokey opinion.

In order to evaluate the fairness to the stockholders of IASG, from a financial point of view, of the exchange ratio, first, Houlihan Lokey evaluated the historical trading prices of Protection One and IASG common stock and the implied exchange ratios based on such trading prices. Second, Houlihan Lokey separately evaluated the ranges of enterprise value from operations (i.e., the equity value, plus all of its interest-bearing debt and minority interests less cash and non-operating assets), or “EV,” and common equity value of each of the following entities: (1) IASG before the merger, (2) Protection One before the merger and (3) IASG and Protection One as a combined entity assuming the completion of the merger. Third, Houlihan Lokey then evaluated (1) the range of IASG’s proportionate contribution, on a pre-merger basis, to the total combined recurring monthly revenue, revenue, gross profit, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and equity value of IASG and Protection One, and (2) the equity value range of IASG and Protection One as a combined company to be held by IASG stockholders immediately after the merger giving effect to the proposed allocation of the combined company’s equity value of 27.6% (excluding options that have been granted, but not yet vested) to IASG stockholders and 72.4% to Protection One stockholders as compared to 100% of the equity value range of IASG before the merger. The purpose of evaluating these various components was to compare the consideration being offered to IASG stockholders in connection with the merger versus the value of the IASG stock held by IASG stockholders. Given that the consideration to be received by IASG stockholders consists of the combined company’s common stock, Houlihan Lokey’s independent valuation of IASG was compared to the appropriate portion of the combined company’s common stock to be received by IASG stockholders in connection with the merger.

In order to determine the enterprise and common equity value ranges of IASG, Protection One and the combined company, Houlihan Lokey used the financial analyses summarized below. It is Houlihan Lokey’s view that these analyses are appropriate and reflective of generally accepted valuation methodologies given the availability of information regarding comparable publicly-traded companies, the availability of forecasts from management of IASG and Protection One, and the availability of information regarding similar transactions, as applicable.

Each analysis provides an indication of the standalone enterprise values from operations of IASG, Protection One and the combined company, respectively. No single analysis was considered to be more appropriate than any other analysis, and therefore Houlihan Lokey considered all of the aforementioned analyses in arriving at its conclusion, based on Houlihan Lokey’s experience and judgment. In addition, no single company or transaction used in these analyses as a comparison is identical to IASG, Protection One or the combined company, and an evaluation of the results of those analyses is not entirely mathematical. Criteria used to select the companies in these analyses are inherently subjective.

For IASG, Protection One and the combined company, Houlihan Lokey conducted a sum of the parts analysis, a market multiple analysis, a comparable transaction analysis and a discounted cash flow analysis, each described below. The following analyses assume, based on management estimates, that none of IASG, Protection One or the combined company has any material contingent liabilities. The purpose of these analyses was to determine the enterprise and equity values of these entities to assist in evaluating the consideration to be received by IASG stockholders in connection with the merger.

Sum of the Parts Analysis.   For each company, this analysis provides an indication of EV derived from the sum of the values for each company’s business units (i.e., residential, commercial, wholesale and network multi-family) assuming each company is broken up and its business units are sold separately at a multiple of recurring monthly revenue (“RMR”) that is consistent with historical transactions involving similar businesses or assets. The purpose of the sum of the parts analysis is to calculate each entity’s EV by summing the values derived on an RMR basis of each company’s various business units as specified below.

Houlihan Lokey’s selection of RMR multiples for the business units of IASG and Protection One was based upon its analysis of transaction multiples paid for certain assets and companies that it considered to be reasonably comparable to the business units of IASG and Protection One, based on the industries in which the business units operate, their principal competitors and their business risk profiles. Houlihan Lokey’s selection of RMR multiples included both qualitative considerations and quantitative considerations such as size, profitability, attrition rates, growth history and prospects. However, no single factor was determinative in these analyses.

•       IASG Sum of the Parts Analysis. Houlihan Lokey derived IASG’s EV by multiplying selected RMR multiples by IASG’s RMR by segment as of September 30, 2006. With respect to EV to RMR multiples, Houlihan Lokey selected multiples in the range of 30.0x to 35.0x for residential RMR, 35.0x to 40.0x for commercial RMR, and 18.0x to 22.0x for wholesale RMR. The RMR multiples selected for IASG’s residential business are lower than those selected for Protection One’s residential business because IASG’s residential business is smaller in terms of subscribers and revenues, has a higher subscriber attrition rate and has a smaller and less developed internal sales force. Based on this analysis, the indicated EV range for IASG was $182.8 million to $215.1 million.

•       Protection One Sum of the Parts Analysis. Houlihan Lokey derived Protection One’s EV by multiplying selected RMR multiples by Protection One’s RMR by segment as of September 30, 2006. With respect to EV to RMR multiples, Houlihan Lokey selected multiples in the range of 35.0x to 40.0x for residential RMR, 35.0x to 40.0x for commercial RMR, 18.0x to 22.0x for wholesale RMR, and 45.0x to 60.0x for network multi family RMR. Based on this analysis, the indicated EV range for Protection One was $708.3 million to $833.6 million.

•       Combined Company Sum of the Parts Analysis. Houlihan Lokey derived the combined company’s EV by multiplying selected RMR multiples by the combined company’s RMR by segment as of September 30, 2006. With respect to EV to RMR multiples, Houlihan Lokey selected multiples in the range of 30.0x to 35.0x for residential RMR contributed by IASG, 35.0x to 40.0x for residential RMR contributed by Protection One, 35.0x to 40.0x for commercial RMR, 18.0x to 22.0x for wholesale RMR, and 45.0x to 60.0x for network multi family RMR. Based on this analysis, the indicated EV range for the combined company was $891.1 million to $1,048.7 million.

Market Multiple Analysis.   For each company, this analysis provides an indication of EV derived from multiples of EBITDA of selected comparable public companies. After reviewing various representative indications of operating performance, Houlihan Lokey considered EBITDA as the most comparable measure of operating performance. EBITDA reflects a company’s profitability absent a capital structure and items not directly related to its operations. Houlihan Lokey derived indications of EV by applying selected EBITDA multiples to those actual and projected operating results that were deemed to be most appropriate for each company. The purpose of the market multiple analysis is to calculate each entity’s EV using valuation multiples of publicly traded comparable companies as specified below.

Houlihan Lokey’s selection of market multiples for each of IASG and Protection One was based upon its analysis of financial information of certain publicly traded companies listed below that it considered to be reasonably comparable to IASG and Protection One, based on the industries in which the companies operate, their principal competitors and their business risk profiles. Houlihan Lokey’s selection of market multiples for the combined company was also based upon an analysis of these comparable companies. Houlihan Lokey’s market multiple analyses included both qualitative considerations and quantitative considerations such as size, profitability, attrition rates, growth history and prospects. However, no single factor was determinative in these analyses.

Houlihan Lokey reviewed publicly available financial information of the following comparable companies: The Brinks Company, Devcon International Corp., Group 4 Securicor plc, Henry Bros. Electronics, Inc., and Securitas AB. Houlihan Lokey calculated for these comparable companies and for IASG and Protection One multiples of EV to EBITDA, for the last twelve months, or “LTM EBITDA,” the next fiscal year, or “NFY EBITDA,” and the following projected fiscal year, or “NFY+1 EBITDA.”

LTM EBITDA for these comparable companies and for each of IASG and Protection One was based on the most recent publicly available information. NFY EBITDA and NFY+1 EBITDA for these comparable companies were based on consensus analyst research provided by I/B/E/S and other public analyst research reports where available. NFY EBITDA and NFY+1 EBITDA for IASG and Protection One were based on non-public projections prepared by IASG and Protection One management. LTM EBITDA, NFY EBITDA and NFY+1 EBITDA for these comparable companies and for each of IASG and Protection One were adjusted to exclude certain nonrecurring items.

EV for these comparable companies, with the exception of The Brinks Company, and for each of IASG and Protection One was calculated as of December 18, 2006. EV for The Brinks Company was calculated as of November 20, 2006, the day prior to the filing by an activist hedge fund of a Schedule 13D disclosing that it had asked the board of The Brinks Company to explore a sale of the company.

The analysis indicated that the multiples for these comparable companies, as well as IASG and Protection One, were as follows:

EV/EBITDA
	LTM	NFY	NFY+1
Low	6.7x	6.2x	6.0x
High	12.6x	10.1x	9.0x
Mean	8.9x	8.1x	7.9x
Median	8.7x	8.1x	8.0x

Houlihan Lokey observed EV/EBITDA multiples for the comparable companies ranging from 6.7x to 12.6x for the LTM period, 6.2x to 10.1x for the NFY period and 6.0x to 9.0x for the NFY+1 period. EBITDA multiples for the comparable companies were arrived at by dividing the public company’s EV by its LTM EBITDA, NFY EBITDA and NFY+1 EBITDA, respectively.

•       IASG Market Multiple Analysis. Houlihan Lokey derived IASG’s EV by multiplying selected EBITDA multiples by IASG’s adjusted EBITDA results for the LTM period, as well as by expected results for the next fiscal year, or “NFY,” ending December 31, 2006 and the following projected fiscal year ending December 31, 2007, or “NFY +1.” With respect to EV to EBITDA multiples, Houlihan Lokey selected multiples in the range of 6.5x to 7.5x for the LTM period, 6.0x to 7.0x for the NFY period and 5.5x to 6.5x for the NFY+1 period. The multiples selected for IASG are lower than those selected for Protection One and are at the low end of the range of multiples for the comparable companies because, relative to Protection One and most of the comparable companies, IASG is smaller in terms of revenues, has a higher subscriber attrition rate, has a smaller and less developed internal sales force and generates a greater portion of its revenues from wholesale monitoring. Based on this analysis, the indicated EV range for IASG was $144.5 million to $168.7 million.

•       Protection One Market Multiple Analysis. Houlihan Lokey derived Protection One’s EV by multiplying selected EBITDA multiples by Protection One’s adjusted EBITDA results for the last twelve months as well as by expected results for the next fiscal year ending December 31, 2006 and the following projected fiscal year ending December 31, 2007. With respect to EV to EBITDA multiples, Houlihan Lokey selected multiples in the range of 7.5x to 8.5x for the LTM period, 7.0x to 8.0x for the NFY period and 6.5x to 7.5x for the NFY+1 period. Based on this analysis, the indicated EV range for Protection One was $581.0 million to $663.9 million.

•       Combined Company Market Multiple Analysis. For the combined company market multiple analysis, Houlihan Lokey evaluated certain financial ratios of the companies deemed comparable to both IASG and Protection One specified above. Houlihan Lokey used combined IASG and Protection One results and management financial projections, exclusive of the expected synergies and the combined company forecasts calculated as the arithmetic sum of the IASG and Protection One projections, in order to determine combined EBITDA levels for the combined company.

•       Houlihan Lokey derived indications of the combined company’s EV by multiplying selected EBITDA multiples by the combined company’s pro forma combined expected operating results for the last twelve months, the next fiscal year ending December 31, 2006 and the following projected fiscal year ending December 31, 2007. With respect to EV to EBITDA multiples, Houlihan Lokey selected multiples in the range of 7.5x to 8.5x for the LTM period, 7.0x to 8.0x for the NFY period, and 6.5x to 7.5x for the NFY+1 period. Based on this analysis, the indicated EV range for the combined company was $749.7 million to $856.8 million.

Comparable Transaction Analysis.   This analysis provides an indication of the value that an acquirer may be willing to pay in a change of control transaction as a multiple of some of the target company’s operating and financial metrics such as EBITDA and RMR. The purpose of this analysis is to compare the value being assigned to IASG in the merger against the value assigned by purchasers of recently acquired companies in comparable transactions. Houlihan Lokey reviewed publicly available financial information for the following merger and acquisition transactions announced since August 11, 2003 involving companies that Houlihan Lokey deemed comparable to IASG, Protection One, and the combined company:

Acquiror	Target	Date Announced
Stanley Works	HSM Electronic Protection Services	December 14, 2006
Devcon International	Coastal Security Systems	November 10, 2005
Union Energy Limited Partnership	Protectron	June 29, 2005
Devcon International	Guardian International, Inc.	November 10, 2005
Devcon International	Starpoint Ltd.	February 28, 2005
Integrated Alarm Services Group	National Alarm Computer Center	October 5, 2004
United Technologies	Kidde	October 1, 2004
GTCR Golder Rauner	Honeywell Security Monitoring	May 3, 2004
ABM Industries	Security Services of America	March 9, 2004
Group 4 Falck	Securicor	February 1, 2004
Quadrangle Group	Protection One (87.6% stake)	February 17, 2004
Spire/Carlyle/Wachovia	Sonitrol	February 6, 2004
Stanley Works	Blick	December 18, 2003
Integrated Alarm Services Group	Lane Security	November 3, 2003
United Technologies Corp.	Chubb	August 11, 2003

Houlihan Lokey deemed the companies in these transactions to be reasonably comparable to IASG, Protection One, and the combined company based on the industry in which IASG and Protection One operate, their principal competitors and their business risk profile.

The comparable transaction analysis is based on an analysis of EBITDA and RMR multiples. These multiples are calculated by dividing the announced deal EV by the company’s EBITDA and RMR for the most recent time period available at the time of the transaction. The analysis showed that the multiples exhibited by the companies involved in these comparable transactions as of the announcement date of each transaction were as follows:

	EV/EBITDA	EV/RMR
Low	4.9x	17.5x
High	12.5x	60.0x
Mean	8.2x	34.4x
Median	7.5x	35.5x

Houlihan Lokey derived indications of IASG’s, Protection One’s, and the combined company’s EV by multiplying selected EBITDA multiples by each company’s LTM results. In the case of the combined company, the LTM results were not adjusted to include the expected amount of annual synergies. Houlihan Lokey selected EV to EBITDA multiples in the range of 6.5x to 7.5x for the LTM period for IASG and 7.5x to 8.5x for Protection One and the combined company. In addition, Houlihan Lokey applied an RMR multiple range of 30.0x to 35.0x to IASG and 32.5x to 37.5x to Protection One and the combined company. The EBITDA and RMR multiples selected for IASG are lower than those selected for Protection One because, relative to Protection One, IASG is smaller in terms of revenues, has a higher subscriber attrition rate, has a smaller and less developed internal sales force and generates a greater portion of its revenues from wholesale monitoring. The indicated EV range from this method was $177.2 million to $205.0 million for IASG, $639.3 million to $731.2 million for Protection One, and $830.4 million to $950.1 million for the combined company.

Discounted Cash Flow Analysis.   The purpose of this analysis is to provide an indication of value for each company based on its ability to achieve its projected financial results as well as to provide EV indications to assist in evaluating the exchange ratio provided for in the merger. This analysis uses the projected cash flows of each company discounted back to present value based on a range of risk-adjusted discount rates for each company. For purposes of its discounted cash flow analysis of:

•       IASG, Houlihan Lokey used certain financial projections of IASG that were prepared by IASG’s management for the fiscal years ending December 31, 2007, 2008, 2009, 2010 and 2011;

•       Protection One, Houlihan Lokey used certain financial projections of Protection One that were prepared by Protection One’s management for the fiscal years ending December 31, 2007, 2008, 2009, 2010 and 2011; and

•       The combined company, Houlihan Lokey used the arithmetic sum of IASG and Protection One management projections for the fiscal years ending December 31, 2007, 2008, 2009, 2010 and 2011, excluding synergies and integration costs projected by IASG and Protection One management.

In order to determine the EV of IASG, Protection One and the combined company, Houlihan Lokey first derived adjusted free cash flow (by adjusting for capital expenditures, as well as working capital requirements and any taxes) and discounted adjusted free cash flow to the present. Given the large amount of net operating losses accumulated at IASG and Protection One, Houlihan Lokey assumed no taxes were paid in the projection period.

Houlihan Lokey applied risk-adjusted discount rates to IASG’s, Protection One’s and the combined company’s respective projected adjusted free cash flows in order to discount each company’s cash flows to the present. For IASG, Houlihan Lokey applied risk-adjusted discount rates in the range of 12.0% to 14.0%. For Protection One, Houlihan Lokey applied the risk-adjusted discount rates in the range of 8.5% to 10.5%. For the combined company, Houlihan Lokey applied the risk-adjusted discount rates in the range of 9.0% to 11.0%. The discount rate ranges used in the discounted cash flow analysis for each company were calculated based on an estimate of the weighted average cost of capital for the relevant comparable companies listed above, which represents the blended, after-tax costs of debt and equity.

Houlihan Lokey used the terminal multiple approach to determine the separate values of IASG, Protection One and the combined company at the end of the projection period. In the terminal multiple approach, Houlihan Lokey evaluated the “terminal value,” which is the aggregate value of all estimated future cash flows subsequent to the projection period, for each company by multiplying each company’s respective estimated EBITDA in the final projection year by a range of selected EBITDA multiples. Specifically, for IASG, Houlihan Lokey applied terminal EBITDA multiples of 5.5x to 6.5x in the calculation of the terminal value, discounted to the present. For Protection One and the combined company, Houlihan Lokey applied terminal multiples in the range of 6.5x to 7.5x EBITDA. Houlihan Lokey selected a range of terminal EBITDA multiples for each company based on the range of EV to EBITDA multiples calculated in the respective market multiple and comparable transaction analyses, as applicable. The terminal multiples selected for IASG are lower than those selected for Protection One because, relative to Protection One, IASG is smaller in terms of revenues, has a higher subscriber attrition rate, has a smaller and less developed internal sales force and generates a greater portion of its revenues from wholesale monitoring. The EV of each company was calculated as the sum of the following:

•       the present value of free cash flows for the period January 1, 2007 through December 31, 2011; plus

•       the present value of the terminal value for each company.

Based on this analysis, the indicated EV ranges were as follows: for IASG, $159.6 million to $199.0 million; for Protection One, $508.0 million to $606.6 million; and for the combined company, $706.1 million to $850.5 million.

Historical Stock Trading Analysis.   Houlihan Lokey analyzed the historical market prices and trading volume for IASG and Protection One common stock and reviewed analyst reports, news articles and press releases relating to IASG and Protection One. Houlihan Lokey compared the historical trading prices for IASG common stock and Protection One common stock and calculated the implied exchange ratios based on such trading prices. Houlihan Lokey analyzed IASG’s and Protection One’s closing stock price on a spot basis and on 10-day, 30-day, 60-day and 90-day average bases, all as of December 18, 2006, the trading day two days prior to the announcement of a potential merger. Houlihan Lokey noted per share stock prices ranging from $2.90 to $3.47 for IASG and $12.00 to $12.90 for Protection One. The following table summarizes the results of this analysis:

Implied Exchange Ratio
December 18, 2006	0.25
10 trading day average	0.23
30 trading day average	0.24
60 trading day average	0.26
90 trading day average	0.27

Determination of IASG’s Equity Value.   Houlihan Lokey made certain adjustments to the ranges of IASG’s EV from operations observed in the sum of the parts, market multiple, comparable transaction and discounted cash flow approaches to determine IASG’s equity value. The adjustments included the addition of $16.2 million in cash and $19.8 million in notes receivable and dealer loans and the subtraction of $125.7 million in debt and capital leases. These adjustments resulted in ranges of equity values for IASG as follows:

($ in millions)	Low	High
Sum of the Parts Analysis	$93.1	$125.4
Market Multiple Analysis	$54.8	$79.0
Comparable Transaction Analysis	$87.6	$115.4
Discounted Cash Flow Analysis	$69.9	$109.4

Determination of Protection One’s Equity Value.   Houlihan Lokey made adjustments to the ranges of Protection One’s EV from operations observed in the sum of the parts, market multiple, comparable transaction and discounted cash flow approaches to determine Protection One’s equity value. The adjustments included the addition of $20.5 million in cash, and the subtraction of $394.3 million in debt and capital leases. These adjustments resulted in ranges of equity values for Protection One as follows:

($ in millions)	Low	High
Sum of the Parts Analysis	$334.6	$459.9
Market Multiple Analysis	$207.2	$290.1
Comparable Transaction Analysis	$265.6	$357.5
Discounted Cash Flow Analysis	$134.2	$232.9

Determination of the Combined Company’s Equity Value.   Houlihan Lokey made adjustments to the range of the combined company’s EV from operations observed in the sum of the parts, market multiple, comparable transaction and discounted cash flow approaches to determine the combined company’s equity value. The adjustments included the addition of $36.7 million in cash, $19.8 million in notes receivable and dealer loans, and the subtraction of $520.0 million in debt and capital leases. These adjustments resulted in ranges of equity values for the combined company as follows:

	Pre-Synergies
($ in millions)	Low	High
Sum of the Parts Analysis	$427.7	$585.2
Market Multiple Analysis	$286.3	$393.4
Comparable Transaction Analysis	$367.0	$486.7
Discounted Cash Flow Analysis	$242.7	$387.1

Houlihan Lokey understands that there is significant overlap between Protection One and IASG, which both managements expect will allow for significant cost savings. Total run rate cost savings have been estimated by Protection One management and vetted by IASG management at $12 million annually. Based on Houlihan Lokey’s review of comparable publicly traded companies and comparable transactions, it selected multiples ranging from 7.0x to 8.0x to value the synergies. The indicated impact of the synergies on the combined company’s equity value ranges from $84.0 million to $96.0 million.

	Post-Synergies
($ in millions)	Low	High
Sum of the Parts Analysis	$511.7	$681.2
Market Multiple Analysis	$370.3	$489.4
Comparable Transaction Analysis	$451.0	$582.7
Discounted Cash Flow Analysis	$326.7	$483.1

Contribution Analysis.   Houlihan Lokey analyzed the relative contributions of Protection One and IASG to the combined company resulting from the merger and compared it to the 27.6% equity stake (excluding options that have been granted but not yet vested) that IASG stockholders will receive in the combined company. The implied contribution calculations were based upon actual RMR, revenue, gross profit and adjusted EBITDA for the 12 months ending September 30, 2006 and projected RMR, revenue, gross profit and adjusted EBITDA for the fiscal years ending December 31, 2006 through December 31, 2008. Based on this analysis, IASG’s relative contribution is as follows:

	IASG’s Contribution %
	Low	High
RMR	25.9%	29.3%
Revenue	25.9%	27.6%
Gross Profit	17.6%	24.2%
Adjusted EBITDA	19.9%	25.3%

Houlihan Lokey then evaluated the range of IASG’s proportionate contribution, on a pre-merger basis, to the total combined equity of IASG and Protection One. This analysis was performed to compare the proportionate amount of equity value contributed by IASG to the amount of equity to be received by IASG stockholders in connection with the merger. Houlihan Lokey derived IASG’s contribution percentage by dividing IASG’s standalone equity value by the sum of IASG’s standalone equity value and Protection One’s standalone equity value. Based on this analysis, IASG’s relative equity contribution is as follows:

	IASG’s Contribution %
	Low	High
Sum of the Parts Analysis	16.8%	27.3%
Market Multiple Analysis	15.9%	27.6%
Comparable Transaction Analysis	19.7%	30.3%
Discounted Cash Flow Analysis	23.1%	44.9%

Analysis of the Value Impact of the Merger.   Houlihan Lokey then evaluated the equity value of the combined company to be held by IASG stockholders immediately after the merger, giving effect to the allocation of the equity value of 27.6% to IASG stockholders and 72.4% to Protection One stockholders. This analysis was performed to assess the impact to IASG stockholders of owning 27.6% of the combined company after the merger versus 100.0% of IASG before the merger. Houlihan Lokey noted that, for all four valuation methods, IASG stockholders’ 27.6% ownership interest in the combined company provides IASG stockholders with approximately equivalent or greater value pre-synergies and greater value post-synergies compared to the value of their ownership interest in IASG on a standalone basis.

	Pre-Transaction		Post-Transaction Pre-Synergies
($ in millions)	Low	High	Low	High
Sum of the Parts Analysis	$93.1	$125.4	$118.1	$161.6
Market Multiple Analysis	$54.8	$79.0	$79.0	$108.6
Comparable Transaction Analysis	$87.6	$115.4	$101.3	$134.4
Discounted Cash Flow Analysis	$69.9	$109.4	$67.0	$106.9

	Pre-Transaction		Post-Transaction Post-Synergies
($ in millions)	Low	High	Low	High
Sum of the Parts Analysis	$93.1	$125.4	$141.3	$188.1
Market Multiple Analysis	$54.8	$79.0	$102.2	$135.1
Comparable Transaction Analysis	$87.6	$115.4	$124.5	$160.9
Discounted Cash Flow Analysis	$69.9	$109.4	$90.2	$133.4

Assumptions.   Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility for independently verifying such data, material and other information. In addition, managements of IASG and Protection One have advised Houlihan Lokey, and Houlihan Lokey has assumed, without independent verification, that the financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of IASG and Protection One, and Houlihan Lokey expresses no opinion with respect to such forecasts and projections or the assumptions on which they are based. Furthermore, upon the advice of the managements of IASG and Protection One, Houlihan Lokey has assumed that the forecasts of the expected synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of IASG and Protection One and that the expected synergies will be realized in the amounts and the time periods indicated by management. Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of IASG or Protection One since the date of the most recent financial statements provided to Houlihan Lokey, and that there are no information or facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey has not considered any aspect or implication of any transaction to which IASG or Protection One is a party, other than the merger, including the notes exchange, and the related borrowings, as relevant.

Houlihan Lokey has relied upon and assumed, without independent verification, that (1) the representations and warranties of all parties to the merger agreement, and all other related documents and instruments that are referred to in the merger agreement are true and correct, (2) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (3) all conditions to the completion of the merger will be satisfied without waiver of the conditions, and (4) the merger will be completed in a timely manner in accordance with the terms described in the agreements provided to Houlihan Lokey, without any amendments or modifications to the merger or any adjustment to the aggregate consideration, through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise, other than as set forth in the merger agreement. Houlihan Lokey has also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the completion of the merger will be obtained and that no delays, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of IASG or Protection One, or otherwise have an adverse effect on IASG or Protection One or any expected benefits of the merger. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that the final forms of any documents identified above will not differ in any material respect from the draft documents reviewed by Houlihan Lokey shortly before the execution of the merger agreement.

As a matter of course, neither IASG nor Protection One publicly disclose financial projections. However, in connection with its analysis, Houlihan Lokey considered financial projections prepared by the management of IASG and Protection One. These financial projections were prepared under market conditions as they existed before the execution of the merger agreement and do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of IASG and Protection One, as the case may be, may cause these financial projections or the assumptions underlying these financial projections to be inaccurate. As a result, these financial projections should not be relied upon as necessarily indicative of future results.

The exchange ratio was determined on the basis of negotiations between the respective boards of directors of IASG and Protection One. Houlihan Lokey’s opinion was delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the opinion and Houlihan Lokey’s engagement letter, and subject to the understanding that the obligations of Houlihan Lokey in the transaction are solely corporate obligations, and no officer, director, employee, agent, affiliate, stockholder or controlling person of Houlihan Lokey shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of the board of directors of IASG or its affiliates.

Other Matters.   Houlihan Lokey has acted as financial advisor to IASG in connection with the merger and will receive fees for its services from IASG in the amount of one percent (1%) of the Transaction Value (as defined below), of which $450,000 has been paid and the balance of which is payable contingent upon the consummation of the merger. For purposes of Houlihan Lokey’s engagement in connection with the merger, “Transaction Value” means the sum of (1) the average closing price of IASG common stock for the ten trading days immediately prior to the closing of the merger multiplied by the number of fully diluted shares outstanding, and (2) the face amount of all long-term debt and capital leases assumed by Protection One. In addition, for negotiating the exchange of the existing IASG Notes for new notes of the combined company, Houlihan Lokey will be entitled to receive an additional fee equal to 0.25% of the face amount of notes tendered at the closing of the merger. The aggregate fees payable to Houlihan Lokey, based on the average ten-day closing price of IASG common stock as of February 9, 2007, are estimated to be approximately $2.4 million. In addition, regardless of whether the merger is completed, IASG has agreed to reimburse Houlihan Lokey for the reasonable out-of-pocket expenses that it incurs in connection with rendering its services and to indemnify Houlihan Lokey and its affiliates, and their respective past, present and future directors, officers, stockholders, employees, agent, representatives, advisors, subcontractors and controlling persons, against and from, with certain exceptions, all losses arising out of or in connection with its engagement.

IASG chose to retain Houlihan Lokey to serve as financial advisor to the IASG board of directors based upon Houlihan Lokey’s experience providing merger and acquisition advice and in valuing businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions. Houlihan Lokey is an internationally recognized investment banking firm that is engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. It has no material prior relationship with the board of directors of IASG or their affiliates.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including bank loans and other obligations) of IASG, Protection One and any other party that may be involved in the merger.

Houlihan Lokey has in the past provided certain financial advisory and investment banking services to Protection One and has received fees for rendering such services.

Protection One’s Reasons for the Merger

The Protection One board of directors, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, considered the following factors:

•       IASG’s financial condition, results of operations, business, competitive position, reputation, relationships with regulators, pending legal proceedings and business prospects, as well as current industry, economic, government, regulatory and market conditions and trends;

•       that Protection One’s management team has a track record of effectively integrating acquisitions;

•       that the robustness of Protection One’s security monitoring, customer care, field infrastructure and information systems for retail security operations, coupled with the high percentage of IASG’s retail accounts that are located in Protection One service areas, could provide opportunities for the combined company to reduce attrition on IASG’s retail recurring monthly revenue, sell more services to locations with IASG alarm systems and reduce costs;

•       that the combination of IASG’s commercial accounts and infrastructure in the western and southwestern United States with Protection One’s commercial capabilities would create one of the largest portfolios of commercial recurring monthly revenue in the United States and could improve the competitiveness of the combined company in the commercial market;

•       that the combination of IASG’s and Protection One’s wholesale businesses could provide the scale for the combined business to operate more efficiently while investing in infrastructure, broader service offerings and enhanced customer care that could improve the prospects of the combined business;

•       that the increased scale of the combined company would have enhanced purchasing power that could generate cost savings and improved access to capital markets due to better financial metrics, including greater cash flow available for debt service;

•       that, because the exchange ratio under the merger agreement is fixed (i.e., will not be adjusted for fluctuations in the market price of Protection One common stock or IASG common stock), the per share value of the merger consideration to be paid to IASG stockholders on consummation of the merger could be significantly more or less than its implied value immediately prior to the announcement of the merger agreement;

•       that, because Protection One common stock is currently ineligible for listing on a national securities exchange and trades only infrequently in the over-the-counter market, the stockholders of Protection One are expected to see improved liquidity for their stockholdings when the combined company’s shares begin trading on a NASDAQ stock market; and

•       the terms and conditions of the merger agreement and the agreements contemplated by the merger agreement, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in those agreements.

In view of the number and variety of factors considered in connection with its evaluation of the merger, the Protection One board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination.

Interests of Certain Persons in the Merger

In considering the recommendation of the IASG board of directors with respect to the merger, IASG stockholders should be aware that some of IASG’s directors and executive officers have interests in the merger that are different from the interests of IASG stockholders generally. The boards of directors of both companies were aware of these interests and considered them in approving the merger and the merger agreement.

Governance Structure and Management Positions

Pursuant to the terms of the merger agreement, for two years following completion of the merger the board of directors of the combined company will include Raymond C. Kubacki and Arlene M. Yocum, both of whom currently serve on the IASG board of directors. Upon any vacancy in the board seat held by either of these designees, a replacement director will be designated by the remaining designee.

After completion of the merger, some IASG executive officers may remain officers of IASG, the surviving company in the merger, or of IASG’s subsidiaries, to provide transition services to the combined company.

Other Interests

IASG’s directors and executive officers also have the following interests in the merger that are different from IASG stockholders’ interests generally:

•       Under the merger agreement, for a period of six years after completion of the merger, the combined company will indemnify and hold harmless, to the greatest extent permitted by law as of the date of the merger agreement, the directors and executive officers of IASG (as well as other officers and employees of IASG) with respect to all acts or omissions by them in their capacities as such or taken at the request of IASG at any time at or prior to the effective time of the merger.

•       Under the merger agreement, for a period of not less than six years after completion of the merger, all rights to indemnification, advancement of litigation expenses and limitation of personal liability existing in favor of the directors and executive officers of IASG (as well as other officers and employees of IASG) under the provisions in IASG’s certificate of incorporation; bylaws and similar organizational documents existing on the date of the merger agreement, as well as related director indemnification agreements in accordance with their terms in existence on the date of the merger agreement, shall, with respect to any matter existing or occurring at or prior to the completion of the merger, survive the completion of the merger and the combined company shall honor all such obligations.

•       Under the merger agreement, for a period of six years after completion of the merger, the combined company will maintain the current policies of directors’ and officers’ liability insurance maintained by IASG, or a policy of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the effective time of the merger.

•       Outstanding stock options relating to 150,000 shares of IASG common stock held by Charles T. May, acting Chief Executive Officer and President of IASG, will become fully exercisable at the effective time of the merger and, if not exercised at that time, will be converted into fully vested and exercisable options to purchase shares of Protection One common stock. The exercise price of the options for 50,000 shares is $4.25 and the exercise price of the options for 100,000 shares is $5.25.

•       Mr. May has entered into a transitional service agreement with IASG in anticipation of the merger. Pursuant to the terms of the transitional service agreement, for three months following completion of the merger, Mr. May will be employed by IASG performing, for two days a week or less, the duties he performed for IASG prior to the merger, and such other duties consistent therewith as may be reasonably and in good faith requested by IASG from time to time. Mr. May will be paid $35,000 per month during the employment term plus a bonus of $105,000, payable in a lump sum within 30 days after the end of the employment term.

•       Outstanding stock options relating to 12,000 shares of IASG common stock held by Michael T. Moscinski, Chief Financial Officer of IASG, will vest, accelerate and become immediately exercisable at the effective time of the merger and, if not exercised at that time, will be converted into fully vested and exercisable options to purchase shares of Protection One common stock. The exercise price of the options for the shares is $5.75.

•       Michael T. Moscinski, Chief Financial Officer of IASG, has entered into a transitional services agreement with IASG in anticipation of the merger. Pursuant to the terms of the transitional services agreement, for six months (or such shorter period as IASG may determine in its sole discretion) following completion of the merger, Mr. Moscinski will be employed by IASG performing the duties he performed for IASG prior to the merger, and such other duties consistent therewith as may be reasonably and in good faith requested by IASG from time to time. During the employment term Mr. Moscinski will be paid a monthly salary equal to the monthly salary payable to Mr. Moscinski by IASG immediately prior to the merger plus a bonus of $450,000 payable six months after the completion of the merger. Mr. Moscinski will also be provided with benefits on the same basis as benefits are generally made available to other senior executives of IASG and he will be entitled to four weeks of paid vacation. If any payments or benefits that Mr. Moscinski receives from IASG after the merger (whether or not pursuant to the transitional services agreement) are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, the amounts payable to Mr. Moscinski under the transitional services agreement will be reduced (but not below zero) to the maximum amount that could be paid to Mr. Moscinski without giving rise to the excise tax.

•       If Bruce E. Quay, Chief Operating Officer of IASG, is terminated involuntarily within 18 months after the merger, (1) outstanding stock options relating to 25,000 shares of IASG common stock held by Mr. Quay will vest, accelerate and become immediately exercisable and, if not exercised at that time, will be converted into fully vested and exercisable options to purchase shares of Protection One common stock and (2) Mr. Quay will be entitled to a cash bonus of $540,000. The exercise price of the options for the shares is $4.86.

•       If Brian E. Shea, Executive Vice President of IASG, is terminated involuntarily within 12 months after the merger, (1) outstanding stock options relating to 8,000 shares of IASG common stock held by Mr. Shea will vest, accelerate and become immediately exercisable and, if not exercised at that time, will be converted into fully vested and exercisable options to purchase shares of Protection One common stock and (2) Mr. Shea will be entitled to a cash bonus equal to one times his base salary at the rate in effect immediately prior to such termination. The exercise price of the options for the shares is $5.75.

•       If Robert Heintz, Executive Vice President-Monitoring COO of IASG, is terminated involuntarily within 12 months after the merger, (1) outstanding stock options relating to 8,000 shares of IASG common stock held by Mr. Heintz will vest, accelerate and become immediately exercisable and, if not exercised at that time, will be converted into fully vested and exercisable options to purchase shares of Protection One common stock and (2) Mr. Heintz will be entitled to a cash bonus equal to one times his base salary at the rate in effect immediately prior to such termination. The exercise price of the options for the shares is $5.75.

•       Outstanding stock options relating to 75,000 shares of IASG common stock held by John W. Mabry, a director of IASG, will become fully exercisable at the effective time of the merger and, if not exercised at that time, will be converted into fully vested and exercisable options to purchase shares of Protection One common stock. The exercise price of the options for 25,000 shares is $4.25 and the exercise price of the options for 50,000 shares is $5.25.

•       The merger agreement provides assurances that IASG employees who become and remain employees of the combined company after the merger will become eligible to participate in the employee benefit plans of Protection One to the same extent as any similarly situated and geographically located Protection One employees. The merger agreement also requires Protection One to honor IASG’s existing employee benefit plans and commitments in accordance with their terms or be provided with employee benefits that are substantially comparable in the aggregate to the benefits provided by such benefit plans until such time as IASG employees become eligible to participate in Protection One’s employee benefit plans.

On February 9, 2007, IASG’s directors, executive officers and their affiliates owned less than 1% of the outstanding IASG common stock. They will be entitled to receive in the merger the same consideration for their shares as all other IASG stockholders. Immediately after the effective time of the merger, IASG’s directors, executive officers and their affiliates will own less than 1% of the outstanding common stock of the combined company.

Manner and Procedure for Exchanging Shares of IASG Common Stock; No Fractional Shares

The conversion of IASG common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Protection One’s exchange agent will send a letter of transmittal to each former holder of record of shares of IASG common stock. The transmittal letter will contain instructions for obtaining the merger consideration, including the shares of Protection One common stock and cash for any fractional shares of Protection One common stock, in exchange for shares of IASG common stock. IASG stockholders should not return stock certificates with the enclosed proxy card.

After the effective time of the merger, each certificate that previously represented shares of IASG common stock will no longer be outstanding, will be automatically canceled and retired, will cease to exist and will represent only the right to receive the merger consideration as described above.

Until holders of certificates previously representing IASG common stock have surrendered those certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the Protection One common stock into which those shares have been converted with a record date after the effective time of the merger and will not receive cash for any fractional shares of Protection One common stock. When holders surrender those certificates, they will receive any dividends on Protection One common stock with a record date after the effective time of the merger and a payment date on or prior to the date of surrender and any cash for fractional shares of Protection One common stock, in each case without interest.

In the event of a transfer of ownership of IASG common stock that is not registered in IASG’s transfer agent’s records, payment of the merger consideration as described above will be made to a person other than the person in whose name the certificate so surrendered is registered if the certificate is properly endorsed or otherwise is in proper form for transfer; and the person requesting the exchange pays any transfer or other taxes resulting from the payment of the merger consideration as described above to a person other than the registered holder of the certificate.

IASG stockholders will not receive any fractional shares of Protection One common stock in the merger. Instead of any fractional shares, each stockholder will be paid an amount in cash (rounded to the nearest whole cent and without interest) for such fraction (after aggregating all fractional shares of Protection One common stock to have been otherwise received by such holder) equal to the product of such fractional share multiplied by the average closing price per share of Protection One common stock (rounded to the nearest cent) on the OTC Bulletin Board for the 20 trading days ending on the trading day immediately prior to (and excluding the date of) the effective time of the merger.

Stockholders Agreement

The following is a summary of the material provisions of the stockholders agreement. This summary is qualified in its entirety by reference to the stockholders agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex B. You are encouraged to read the stockholders agreement in its entirety.

Concurrently with the execution of the merger agreement, Protection One and Tara Acquisition Corp. executed a stockholders agreement with Charles T. May, Bruce E. Quay, Brian E. Shea, Michael T. Moscinski, Robert B. Heintz, Raymond C. Kubacki, John W. Mabry, Ralph S. Michael III, Timothy J. Tully and Arlene M. Yocum, who are officers and/or directors of IASG (the “Stockholders Agreement Parties”), to facilitate the merger of Protection One and IASG. As of February 9, 2007, the Stockholders Agreement Parties beneficially owned approximately 86,100 shares of IASG common stock (excluding share options held by them), representing less than 1% of the shares of IASG common stock outstanding as of February 9, 2007.

Voting of Shares.   Pursuant to the stockholders agreement, and as further described below, each of the Stockholders Agreement Parties has agreed, prior to termination of the stockholders agreement, to appear at any meeting of IASG stockholders or otherwise cause his or her shares to be counted as present for the purpose of establishing a quorum and to vote their shares or cause his or her shares to be voted in favor of the approval and adoption of the merger agreement, the merger and any action required in furtherance thereof.

Grant of Proxy.   In furtherance of the stockholders agreement, the Stockholders Agreement Parties granted an irrevocable proxy to designated officers of Protection One to vote its shares in the manner described in the two immediately preceding paragraphs.

Transfer and Other Restrictions.   Each Stockholders Agreement Party has agreed, subject to customary exceptions, that beginning December 20, 2006 until the termination of the stockholders agreement, it will not sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with IASG or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its shares of IASG common stock, any shares of IASG common stock acquired after the date hereof, any securities exercisable for or convertible into IASG common stock or any interest in any of the foregoing.

No Solicitation.   Each Stockholders Agreement Party agreed solely in its role as an IASG stockholder (and not in its role as a director or officer, as the case may be) not to, and not to authorize or permit any affiliate, director, officer, employee, or any investment banker, attorney or other advisor, agent or representative of such Stockholder Agreement Party to, directly or indirectly:

•       solicit, facilitate, initiate, entertain or encourage, or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications or the making of any proposal or offer that constitutes or may constitute an acquisition proposal for IASG, or

•       participate or engage in any discussions or negotiations with, or provide any information to, or take any action with the intent to facilitate the efforts of, any person concerning any possible acquisition proposal for IASG or any inquiry or communication which might reasonably be expected to result in an acquisition proposal for IASG.

In addition, each Stockholders Agreement Party agreed to immediately cease and terminate, and to cause its representatives to immediately cease and cause to be terminated, all existing discussion or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an acquisition proposal for IASG.

Termination.   The stockholders agreement will terminate upon the earliest to occur of

•       withdrawal or modification of the IASG board of directors’ recommendation of the merger in a manner adverse to Protection One;

•       the consummation of the merger; and

•       the termination of the merger agreement in accordance with its terms.

Governmental and Regulatory Approvals

U.S. Antitrust Filing.   Under the HSR Act, the merger may not be consummated unless certain waiting period requirements have expired or been terminated. Protection One and IASG filed the required notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission regarding the merger on January 19, 2007, and received early termination of the waiting period on January 30, 2007.

Other Regulatory Approvals.   Other than the filings described above, neither Protection One nor IASG is aware of any regulatory notifications that must be filed, approvals that must be obtained or waiting periods that must be observed in order to complete the merger. If the parties discover that other notifications, approvals or waiting periods are necessary, they will seek to observe or obtain them. If any such approval or action is needed, however, Protection One and IASG may not be able to obtain it or any of the other necessary approvals. Even if the parties could obtain all necessary approvals, and the merger agreement is adopted by IASG stockholders, conditions may be placed on the merger that could cause Protection One and/or IASG to abandon it.

General.   It is possible that any of the governmental entities with which filings have been made may seek additional regulatory concessions or impose additional conditions or states or private parties may commence litigation to prevent the completion of the merger. There can be no assurance that:

•       Protection One or IASG will be able to satisfy or comply with any conditions imposed;

•       compliance or non-compliance will not have adverse consequences on the combined company after completion of the merger; or

•       litigation, if any, will be resolved favorably by Protection One and IASG.

See “The Merger Agreement—Conditions to the Completion of the Merger.”

Merger Expenses, Fees and Costs

All expenses incurred in connection with the merger agreement and the related transactions will be paid by the party bearing those expenses, except that Protection One and IASG have agreed to share equally the costs of printing Protection One’s registration statement on Form S-4 and this proxy statement/prospectus. The parties have agreed that in certain circumstances involving termination of the merger agreement, however, a party will pay the other party’s expenses. See “The Merger Agreement—Termination Fees and Expenses” beginning on page 75.

Accounting Treatment

The merger will be accounted for by Protection One using the “purchase” method of accounting. Under this method of accounting, the purchase price paid by Protection One, together with the direct costs of the merger, will be allocated in accordance with generally accepted accounting principles to IASG’s tangible and intangible assets and liabilities based on their fair market values, with any excess being treated as goodwill. The assets, liabilities and results of operations of IASG will be included in the consolidated assets, liabilities and results of operations of Protection One as of the closing date of the merger.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Tara Acquisition Corp. (a newly formed and wholly-owned subsidiary of Protection One established to facilitate the acquisition of IASG) will be merged with and into IASG. IASG will survive the merger as a wholly-owned subsidiary of Protection One and will continue its corporate existence under Delaware law under the name “Integrated Alarm Services Group, Inc.”

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the merger applicable to a holder of shares of IASG common stock that receives Protection One common stock in the merger. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) that hold their shares of IASG common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular IASG stockholder or to IASG stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

•       stockholders that are not U.S. holders;

•       financial institutions;

•       insurance companies;

•       tax-exempt organizations;

•       dealers in securities or currencies;

•       persons whose functional currency is not the U.S. dollar;

•       traders in securities that elect to use a mark to market method of accounting;

•       persons that hold IASG common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•       U.S. holders who acquired their shares of IASG common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds IASG common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of IASG common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this section, the term “U.S. holder” means a beneficial owner of IASG common stock that for U.S. federal income tax purposes is:

•       a citizen or resident of the United States;

•       a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

•       an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•       a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Tax Consequences of the Merger Generally

Assuming that the merger is completed according to the terms of the merger agreement and based upon facts, factual representations and assumptions contained in the representation letters provided by Protection One and IASG, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of each of Simpson Thacher & Bartlett LLP, counsel to Protection One, and Mayer, Brown, Rowe & Maw LLP, counsel to IASG, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

It is a condition to Protection One’s obligation to complete the merger that Protection One receive a written opinion of its counsel, Simpson Thacher & Bartlett LLP, dated as of the closing date of the merger, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. It is a condition to IASG’s obligation to complete the merger that IASG receive an opinion of its counsel, Mayer, Brown, Rowe & Maw LLP, dated as of the closing date of the merger, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from Protection One and IASG. If the letters or certificates are incorrect, the conclusions reached in the tax opinions could be jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions.

Neither the opinion above nor any of the tax opinions given in connection with the merger will be binding on the IRS. Neither Protection One nor IASG intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code, except for any cash received in lieu of fractional shares, an IASG stockholder will not recognize any gain or loss as a result of the receipt of shares of Protection One pursuant to the merger.

A holder of IASG common stock who receives cash in lieu of a fractional share of Protection One common stock in the merger will generally be treated as having received the cash in redemption of the fractional share interest. The cash payment will be treated as a distribution in payment of the fractional interest deemed redeemed under Section 302 of the Code. A holder of IASG common stock, who, immediately after the merger, holds a minimal interest in Protection One, exercises no control over Protection One and, as a result of the deemed redemption and after giving effect to certain constructive ownership rules, experiences an actual reduction in his or her interest in Protection One, will recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and such holder’s adjusted tax basis allocable to such fractional share (determined as described below). Otherwise, the cash payment will be taxable as a dividend to the extent of the holder’s ratable share of the accumulated earnings and profits as calculated for U.S. federal income tax purposes. Any capital gain or loss will be long-term capital gain or loss if a holder of IASG common stock has held the surrendered shares for more than one year.

Tax Basis and Holding Period

An IASG stockholder’s aggregate tax basis in the Protection One common stock received in the merger, including any fractional share interest for which cash is received, will equal such stockholder’s aggregate tax basis in the IASG common stock surrendered in the merger. The holding period for the shares of Protection One common stock received in the merger, including any fractional share interest for which cash is received, generally will include the holding period for the shares of IASG common stock exchanged therefor.

Information Reporting and Backup Withholding

Cash payments received in the merger by an IASG stockholder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) or provides a certification of foreign status on IRS Form W-8BEN or other appropriate form, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the IASG stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

An IASG stockholder who receives Protection One common stock as a result of the merger will be required to retain records pertaining to the merger. Each holder of IASG common stock who is required to file a U.S. tax return and who is a “significant holder” that receives Protection One common stock in the merger will be required to file a statement with the holder’s U.S. federal income tax return setting forth such holder’s basis in the IASG common stock surrendered and the fair market value of the Protection One common stock and cash, if any, received in the merger. A “significant holder” is an IASG stockholder, who, immediately before the merger, owned at least 5% of the outstanding stock of IASG.

Appraisal Rights

In connection with the merger, holders of IASG common stock will not be entitled to appraisal rights if the merger is completed because, as a condition to completion of the merger, Protection One has agreed to list its common stock on a NASDAQ stock market. IASG will not waive compliance with this condition.

Restrictions on Sales of Shares by Affiliates of IASG

The shares of Protection One common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, and will be freely transferable under the Securities Act, except for shares of Protection One common stock issued to any person who is deemed to be an “affiliate” of IASG at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of IASG and may include IASG’s executive officers, directors and significant stockholders. Affiliates may not sell their shares of Protection One common stock acquired in connection with the mergers except pursuant to:

•       an effective registration statement under the Securities Act covering the resale of those shares;

•       an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•       any other applicable exemption under the Securities Act.

IASG has agreed to use its reasonable best efforts to deliver to Protection One a letter agreement executed by each of its affiliates prior to the special meeting pursuant to which these affiliates will agree, among other things, not to transfer any shares of Protection One common stock received in the merger except in compliance with the Securities Act. This proxy statement/prospectus does not cover resales of Protection One common stock received pursuant to the merger by affiliates of IASG. For the purpose of registering such resales under the Securities Act, Protection One has agreed to file a registration statement on Form S-3 promptly after the merger and to use its commercially reasonable efforts to cause the registration statement to become effective as soon as practicable thereafter.

Stock Exchange Listing

As a condition to the completion of the merger, Protection One is required to cause the shares of Protection One common stock to be issued in the merger, and pursuant to outstanding stock options to be converted into options to purchase Protection One common stock, approved for listing on a NASDAQ stock market prior to the effective time of the merger, subject to official notice of issuance. IASG will not waive compliance with this condition.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the merger. This summary is not intended to provide you with any other factual information about Protection One or IASG. Such information can be found elsewhere in this proxy statement/prospectus and in Protection One’s and IASG’s public filings with the SEC, as described in the section entitled “Where You Can Find More Information” below.

Form of the Merger

If the holders of IASG common stock adopt the merger agreement and all other conditions to the merger are satisfied or waived, Tara Acquisition Corp. (a newly formed and wholly-owned subsidiary of Protection One established to facilitate the acquisition of IASG) will be merged with and into IASG. IASG will survive the merger as a wholly-owned subsidiary of Protection One and will continue its corporate existence under Delaware law.

Merger Consideration

At the effective time of the merger, each share of IASG common stock, par value $0.001 per share, will be converted automatically into the right to receive 0.29 of a fully paid and nonassessable share of Protection One common stock, par value $0.01 per share.

Closing

Unless the merger agreement has been terminated, the closing of the merger will take place at 10:00 a.m. (New York time) on the third Business Day following the satisfaction (or waiver, to the extent the closing conditions may be waived) of the closing conditions.

Effective Time

The merger will become effective at the time at which a certificate of merger has been duly filed with the Secretary of State of the State of Delaware or such later time as is agreed upon by the parties and specified in the certificate of merger. The filing of the certificate of merger will take place upon the closing of the merger.

Treatment of Stock Options

At the effective time of the merger, all outstanding IASG stock options shall be assumed by Protection One. IASG and its board of directors shall promptly take all actions reasonably necessary to ensure that no holder of any other options or rights under IASG’s option or benefit plans would have any rights to acquire equity securities, or any right to payment in respect of the equity securities, of Protection One, IASG or the surviving corporation, or any of their subsidiaries, except as provided in the merger agreement.

Each outstanding stock option assumed by Protection One under the merger agreement shall continue to have, and be subject to, the same terms and conditions set forth in IASG’s 2003 stock option plan or 2004 stock incentive plan, as the case may be, and other option agreements and relevant documentation immediately prior to the effective time of the merger, except that such outstanding stock option will be exercisable solely for the number of whole shares of Protection One common stock equal to the product of:

•       the number of shares of IASG common stock subject to the IASG option, multiplied by

•       the exchange ratio,

and rounding the result down to the nearest whole share. The per share exercise price of these converted options will be obtained by dividing:

•       the exercise price per share of the IASG option by

•       the exchange ratio,

and rounding the result up to the nearest whole cent.

Representations and Warranties

The merger agreement contains representations and warranties made by and to the parties thereto as of specific dates. The assertions embodied in those representations and warranties were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties may be subject to a standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representation and warranties as statements of factual information.

The merger agreement contains representations and warranties by IASG, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•       the organization, valid existence, good standing and qualification to do business of IASG and its subsidiaries;

•       IASG’s interests in its subsidiaries;

•       organizational documents;

•       capitalization of IASG and its subsidiaries;

•       corporate authorization and validity of the merger agreement and the lock up and consent agreement entered into with certain holders of IASG senior secured notes;

•       the absence of any conflicts and the compliance with IASG’s organization documents, applicable laws or its contractual agreements as a result of entering into the merger agreement and the lock up and consent agreement and completing the merger;

•       required consents and filings with governmental entities in connection with the transactions contemplated by the merger agreement and the lock up and consent agreement;

•       the existence of and compliance with material contracts;

•       proper filings of documents with the SEC and the accuracy of information contained in those documents, including certifications required by the Sarbanes-Oxley Act of 2002;

•       the conformity with generally accepted accounting principles of IASG’s financial statements filed with the SEC and the absence of undisclosed liabilities;

•       the absence of certain material changes or events in IASG’s business or condition or accounting methods, principals or practices since January 1, 2006;

•       the absence of litigation, investigations and injunctions;

•       employment and labor matters affecting IASG, including matters relating to IASG employee benefit plans;

•       the accuracy of information supplied by IASG in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•       the absence of any material non-competition, non-solicitation or similar restriction on the businesses of IASG and its subsidiaries, or any agreement or similar restriction that would have the effect of prohibiting or materially impairing any business practice of IASG and its subsidiaries;

•       real property and intellectual property;

•       certain tax matters;

•       IASG’s compliance with applicable laws, including environmental laws;

•       certain insurance matters;

•       the inapplicability of takeover statutes to the merger agreement, the lock up and consent agreement, and the merger and other transactions contemplated by the merger agreement;

•       broker fees related to the merger;

•       the absence of certain illegal business practices;

•       the absence of interested party transactions;

•       receipt of the opinion from Houlihan Lokey as to the fairness of the merger consideration to IASG stockholders from a financial point of view;

•       the 10 largest suppliers of IASG and the absence of any material dispute or material changes in the business relationships with such suppliers;

•       the name and business locations of IASG and its subsidiaries;

•       the 20 largest customers of IASG as of September 30, 2006; and

•       the system of internal controls and disclosure controls and procedures of IASG.

The merger agreement contains representations and warranties by Protection One and Tara Acquisition Corp., subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•       the organization, valid existence, good standing and qualification to do business of Protection One, Tara Acquisition Corp. and Protection One’s subsidiaries;

•       organizational documents;

•       capitalization of Protection One and Tara Acquisition Corp.;

•       corporate authorization and validity of the merger agreement, the lock up and consent agreement and the stockholders agreement;

•       the absence of any conflicts and the compliance with Protection One or Tara Acquisition Corp.’s organization documents, applicable laws or its contractual agreements as a result of entering into the merger agreement, the lock up and consent agreement, the stockholders agreement and completing the merger;

•       required consents and filings with governmental entities in connection with the transactions contemplated by the merger agreement, the lock up and consent agreement and the stockholders agreement;

•       the existence of and compliance with material contracts;

•       proper filings of documents with the SEC and the accuracy of information contained in those documents, including certifications required by the Sarbanes-Oxley Act;

•       the conformity with generally accepted accounting principles of Protection One’s financial statements filed with the SEC and the absence of undisclosed liabilities;

•       the absence of certain material changes or events in Protection One’s business or condition since January 1, 2006;

•       the absence of litigation, investigations and injunctions;

•       employment and labor matters affecting Protection One, including matters relating to Protection One employee benefit plans;

•       the accuracy of information supplied by Protection One in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•       the absence of any material non-competition, non-solicitation or similar restriction on the businesses of Protection One, or any agreement or similar restriction that would have the effect of prohibiting or materially impairing any business practice of Protection One;

•       real property and intellectual property;

•       the prior activities of Tara Acquisition Corp.;

•       certain tax matters;

•       Protection One’s compliance with applicable laws, including environmental laws;

•       Protection One and Tara Acquisition Corp.’s absence of any beneficial ownership of IASG common stock;

•       broker fees related to the merger;

•       the absence of certain illegal business practices;

•       the absence of transactions, agreements or arrangements with Quadrangle Group or any of its affiliates; and

•       the system of internal controls and disclosure controls and procedures of Protection One.

Covenants and Agreements

Conduct of Business by IASG.   IASG has agreed that, subject to certain exceptions and unless Protection One gives its prior written consent, between December 20, 2006 and the completion of the merger:

•       IASG and its subsidiaries will conduct business in the ordinary course consistent with past practice; and

•       IASG and its subsidiaries will use reasonable best efforts to preserve intact their business organization, properties, rights and assets, maintain in effect their material contracts, keep available the services of their present officers and employees and preserve their present relationships with advertisers, sponsors, customers, licensees, suppliers and other persons with whom they have business relations.

IASG has also agreed that during the same time period, and again subject to certain exceptions or unless Protection One gives its prior written consent (which consent will not be unreasonably withheld or delayed), IASG and its subsidiaries will not:

•       amend the organizational documents of IASG or its subsidiaries;

•       issue, grant, sell, transfer, deliver, pledge, promise or dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible or exchangeable securities, except for shares of IASG common stock issued pursuant to the exercise of IASG stock options in existence as of the date of the merger agreement;

•       adopt, ratify or effectuate a stockholders’ rights plan or agreement;

•       declare, set aside or pay dividends on or make other distributions in respect of its capital stock;

•       split, combine or reclassify any capital stock;

•       repurchase, redeem or otherwise acquire any capital stock or company securities;

•       sell, transfer, assign, deliver, lease, license, sublicense, mortgage, pledge, encumber or otherwise dispose of any properties, rights or assets of IASG or any of its subsidiaries (including intellectual property), except for the sale of goods, non-exclusive licenses of intellectual property and dispositions of other immaterial assets, in each case which are made in the ordinary course of business and in a manner consistent with past practice;

•       acquire, or organize or acquire any assets or portfolios, including alarm monitoring contracts, of, any corporation or other entity or any business organization or division for consideration with a fair market value in excess of $1,000,000 or in the aggregate in excess of $5,000,000;

•       incur any indebtedness for borrowed money or issue any debt securities, or assume any obligations, in excess of $1,000,000 in the aggregate;

•       make any loans or enter into any financial commitments, other than loans to dealers not to exceed $15,000,000 at any one time outstanding;

•       authorize or make any capital expenditures which are in excess of $1,000,000 in the aggregate for IASG and its subsidiaries taken as a whole;

•       subject to specific exceptions, hire any employee, director, officer or consultant who is compensated at a salary or rate of compensation of $150,000 or more per year, except in the ordinary course of business consistent with past practice; increase or promise to increase the compensation or fringe benefits to any such employee, director, officer or consultant, except for increases in salary, wages or compensation that are in the ordinary course of business consistent with past practice; or loan or advance any money or other asset or property to, or grant any bonus, severance or termination pay to, or enter into any employment or severance agreement with, any such employee, director, officer or consultant of IASG and its subsidiaries;

•       except as required by generally accepted accounting principles or applicable law, change any accounting policy or procedure;

•       enter into, materially modify, terminate or materially waive any material contracts, other than in the ordinary course of business consistent with past practice;

•       change any method of tax accounting, make or change any material tax election, file any materially amended tax return, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a material tax refund, except in each case in the ordinary course of business consistent with past practice;

•       discharge or settle any material claim or liability in excess of specified amounts;

•       subject to specific exceptions, engage in, enter into or amend any contract, transaction, indebtedness or other arrangement with, directly or indirectly, any of the directors, officers, significant stockholders or other affiliates of IASG and its subsidiaries, or any of their respective affiliates or family members;

•       fail to maintain in full force and effect all self-insurance and insurance, as the case may be, currently in effect;

•       take any action that would reasonably be likely to prevent the merger from qualifying for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Code;

•       effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local law;

•       revise or amend in any material respect IASG’s operating budget for the 2007 fiscal year;

•       transfer, or amend or waive any rights under the Secured Promissory Note, dated June 1, 2006, from Mountain Acquisition Company, LLC in favor of IASG; or

•       authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into or amend any contract or arrangement to do any of the foregoing.

Conduct of Business by Protection One.   Protection One has agreed that, subject to certain exceptions and unless IASG gives its prior written consent, between December 20, 2006 and the completion of the merger:

•       Protection One and its subsidiaries will conduct business in the ordinary course consistent with past practice; and

•       Protection One and its subsidiaries will use reasonable best efforts to preserve intact current business organizations and properties, rights and assets.

Protection One has also agreed that during the same time period, and again subject to certain exceptions or unless IASG gives its prior written consent (which consent will not be unreasonably withheld or delayed), Protection One and its subsidiaries will not:

•       amend the organizational documents of Protection One or its subsidiaries;

•       subject to specific exceptions, issue, grant, sell, transfer, deliver, pledge, promise or dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible or exchangeable securities of Protection One or any of its subsidiaries;

•       adopt, ratify or effectuate a stockholders’ rights plan or agreement;

•       declare, set aside or pay dividends on or make other distributions in respect of its capital stock;

•       split, combine or reclassify any capital stock;

•       repurchase, redeem or otherwise acquire any capital stock or company securities;

•       sell, transfer, assign, deliver, lease, license, sublicense, mortgage, pledge, encumber or otherwise dispose of any properties, rights or assets of Protection One or any of its subsidiaries (including intellectual property) with a fair market value in excess of $50,000,000 in the aggregate, except for the sale of goods, non-exclusive licenses of intellectual property and dispositions of other immaterial assets, in each case which are made in the ordinary course of business and in a manner consistent with past practice;

•       acquire, or organize or acquire any assets or portfolios, including alarm monitoring contracts, of, any corporation or other entity or any business organization or division for consideration with a fair market value in excess of $50,000,000 in the aggregate;

•       incur any indebtedness for borrowed money or issue any debt securities, or assume any obligations, in excess of $50,000,000 in the aggregate;

•       take any action that would reasonably be likely to prevent the merger from qualifying for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Code; and

•       authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into or amend any contract or arrangement to do any of the foregoing.

No Solicitation.   The merger agreement provides that IASG and its subsidiaries shall not, and shall not authorize any of its or their respective directors, officers, employees, agents and representatives to, directly or indirectly:

•       solicite, initiate, knowingly encourage or knowingly facilitate any acquisition proposal, as described below, or the making of any acquisition proposal; or

•       participate or engage in any discussions or negotiations with, or furnish any information with the intent to facilitate the efforts of, any person concerning any acquisition proposal.

For purposes of the merger agreement, “acquisition proposal” means:

•       any inquiry, proposal or offer from any person relating to any merger, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution, or other direct or indirect business combination, or similar transaction involving IASG or any subsidiary of IASG pursuant to which any person would own 20% or more of any class of IASG equity securities or of any resulting parent company of IASG;

•       the issuance, sale or acquisition of shares of capital stock or other equity securities of IASG or any subsidiary of IASG representing 20% or more of the outstanding capital stock of IASG or such subsidiary or any tender or exchange offer that if consummated would result in any person beneficially owning shares of capital stock or other equity securities of IASG or any subsidiary of IASG representing 20% or more of the outstanding capital stock of IASG or such subsidiary; or

•       the sale, lease, exchange, license (whether exclusive or not), or other disposition of any significant portion of the business or assets of IASG or any subsidiary of IASG, including the sale or disposition of Protection Services Industries, L.P., Criticom International Corporation and National Alarm Computer Center, Inc., except, in the case of any lease or license, in the ordinary course of business consistent with past practice.

Notwithstanding the restrictions described above, IASG or its board of directors shall be permitted to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written acquisition proposal by any such person, if:

•       the stockholder majority vote required to consummate the transaction has not been obtained;

•       the IASG board of directors concludes in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that failure to take such action is inconsistent with the fiduciary duties of such board of directors under applicable law;

•       prior to providing any nonpublic information or data to any person in connection with an acquisition proposal by any such person, the IASG board of directors receives from such person an executed confidentiality agreement with material terms no less favorable to IASG than those material terms contained in the confidentiality agreement between Protection One and IASG;

•       prior to providing any nonpublic information or data to any person or entering into discussions or negotiations with any person, the IASG board of directors notifies Protection One, orally and in writing, of such acquisition proposal (including the identity of the person making such acquisition proposal and the material terms and conditions thereof); and

•       neither IASG nor any of IASG’s representatives have violated the duty to recommend as defined below.

IASG Stockholder Meeting and Duty to Recommend.   The merger agreement requires IASG to call and hold a special meeting of its stockholders for the purpose of voting on the adoption of the merger agreement. The IASG board of directors has agreed to recommend that the IASG stockholders vote in favor of adoption of the merger agreement. Except as set forth below, neither the IASG board of directors nor any committee thereof shall:

•       approve or recommend, or propose to approve or recommend, any acquisition proposal other than the merger,

•       withdraw or modify or propose publicly to withdraw or modify in a manner adverse to Protection One or Tara Acquisition Corp. its approval or recommendation of the merger, the merger agreement or the transactions contemplated in the merger agreement,

•       upon a request by Protection One to reaffirm its approval or recommendation of the merger agreement or the merger, fail to do so within five business days after such request is made,

•       approve, enter, or permit or cause IASG or any subsidiary of IASG to enter, into any acquisition agreement or other similar agreement related to any acquisition proposal, or

•       resolve or announce its intention to do any of the foregoing.

Change in Company Recommendation.   Notwithstanding anything contrary in the merger agreement, prior to obtaining the stockholder majority vote required to consummate the transaction, the IASG board of directors may:

•       withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Protection One or Tara Acquisition Corp., its approval or recommendation of the merger, the merger agreement or the transactions contemplated by the merger agreement,

•       fail to reaffirm its approval or recommendation of, the merger agreement or the merger after a request by Protection One to do so, or

•       announce its intention to do any of the actions set forth in the preceding bullets,

if (x) the IASG board of directors determines in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties, and (y) subject to specified exceptions, IASG furnishes Protection One two days’ prior written notice of the taking of such action, and (z) if the action relates to an acquisition proposal, such acquisition proposal constitutes a superior proposal.

The merger agreement provides that the term “superior proposal” means any bona fide written acquisition proposal to effect a merger, consolidation or sale of at least 75% of the capital stock of IASG or all or substantially all of the assets of IASG and its subsidiaries on a consolidated basis, which is on terms which the IASG board of directors determines by a majority vote of its directors in their good faith judgment, after taking into account all legal, financial, regulatory and other relevant factors of the proposal and the person making the proposal, including any conditions to such acquisition proposal, the form of consideration contemplated by such acquisition proposal, the timing of the closing thereof, the risk of nonconsummation, the ability of the person making the acquisition proposal to finance the transactions contemplated thereby, the payment of break-up fees and expense reimbursement provisions and any required filings or approvals, (i) are more favorable to IASG and its stockholders than the merger and the other transactions contemplated by the merger agreement (or any revised proposal by Protection One) and (ii) are reasonably capable of being completed.

The merger agreement provides that IASG shall inform Protection One on a prompt and current basis of the status, material terms and content of any discussions regarding any acquisition proposal with a third party and as promptly as practicable of any change in the price, structure or form of the consideration or material terms of and conditions regarding any acquisition proposal.

Reasonable Best Efforts.   Protection One and IASG have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all actions necessary, proper or advisable under applicable law to complete the merger and the other transactions contemplated by the merger agreement and the lock up and consent agreement.

Employee Benefits.   Protection One has agreed with IASG that, after the effective time of the merger and on a schedule determined by Protection One, the employees of IASG will be entitled to participate in the employee benefit plans, programs, policies and arrangement of Protection One or its affiliates to the same extent as any similarly situated and geographically located employee of Protection One. After the effective time of the merger and prior to the time the employees of IASG are eligible to participate in the employee benefit plans of Protection One, IASG employees will continue to be covered by the applicable corresponding IASG employee benefit plans, or receive employee benefits that, in the aggregate, are substantially similar to the employee benefits received by those employees prior to the merger. IASG employees will be allowed credit for their service with IASG and its subsidiaries for purposes of (i) vesting and participation only (and not for entitlement or benefit accrual purposes, except with respect to vacation and severance), and (ii) satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations, with respect to the applicable employee benefit plans of Protection One and shall be given credit for amounts paid under a corresponding IASG employee benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable Protection One employee benefit plan. The provisions of this section are for the sole benefit of Protection One and IASG and can be modified or waived by them. No employee or any other person has any right to enforce this provision.

Protection One Board Appointments.   Upon completion of the merger, Protection One will cause Raymond C. Kubacki and Arlene M. Yocum (or if either Mr. Kubacki or Ms. Yocum shall decline to serve, another individual designated by IASG and reasonably acceptable to Protection One) to be appointed to the Protection One board of directors. Protection One shall use its reasonable best efforts to cause Mr. Kubacki and Ms. Yocum to be nominated and elected or appointed, and as necessary, re-nominated and reelected or reappointed as members of the Protection One board of directors for a period of not less than two years from and after the effective time of the merger.

Takeover Laws.   If any form of anti-takeover law or charter provision is or shall become applicable to the merger or the transactions contemplated in the merger agreement, the lock up and consent agreement and the stockholders agreement, IASG and its board of directors shall grant such approvals and take such actions as are necessary under such laws and provisions so that the transactions may be consummated as promptly as practicable on the terms by the merger agreement, the lock up and consent agreement and the stockholders agreement, and otherwise act to eliminate or minimize the effects of such law or provision on the transactions contemplated by the merger agreement, the lock up and consent agreement and the stockholders agreement.

Credit Agreement Amendment.   Protection One shall use its reasonable best efforts to amend the Amended and Restated Credit Agreement, dated as of April 26, 2006, by and among Protection One, Protection One Alarm Monitoring, Inc., as borrower, the several banks and other financial institutions or entities from time to time parties thereto, Bear, Stearns & Co. Inc., as sole lead arranger and sole bookrunner, Bear Stearns & Co. Inc. and Lehman Brothers Inc., as initial joint lead arrangers and initial joint bookrunners, LaSalle Bank National Association, as syndication agent, Lehman Commercial Paper Inc., as initial syndication agent, Harris Nesbitt Financing, Inc., LaSalle Bank National Association and U.S. Bank National Association, as co-documentation agents, and Bear Stearns Corporate Lending Inc., as administrative agent to (1) permit the merger, (2) permit the exchange of notes issued by a subsidiary of Protection One for IASG Notes and the assumption of any unexchanged IASG Notes, (3) permit an incremental term loan not to exceed $10 million and (4) certain other matters relating to the merger.

Company Internal Restructuring.   IASG and Protection One shall each use reasonable efforts to cooperate with one another and agree upon actions to be taken by IASG prior to the effective time of the merger with respect to internal restructuring of certain of its subsidiaries, and IASG shall use reasonable efforts to effectuate any actions so agreed upon; provided, however, that such actions shall not result in material costs and expenses to IASG without IASG’s prior written consent.

Notes Exchange Offer.   It is anticipated pursuant to the merger agreement and the lock up and consent agreement, dated as of December 18, 2006, among Protection One Alarm Monitoring, Inc., IASG and certain holders of notes issued by IASG that the IASG Notes will be exchanged for senior secured notes of Protection One Alarm Monitoring, Inc. with the terms set forth in Exhibit A to the lock up and consent agreement.

“Shelf” Registration Statement.   Promptly after the consummation of the merger, Protection One has agreed to file, and to use its commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a post-effective amendment on Form S-3 to the registration statement registering for resale the shares of Protection One common stock received in the merger by affiliates of IASG that are unable to sell such shares pursuant to applicable rules promulgated under the Securities Act, and to keep the registration statement, as amended, effective until all such affiliates have sold their shares of Protection One common stock pursuant to such registration statement or, if earlier, such affiliates are able to sell their remaining shares pursuant to applicable rules promulgated under the Securities Act (without being subject to volume limitations).  Protection One has also agreed to customary indemnification and hold harmless provisions in connection with such registered sales.

Indemnification of IASG’s Directors and Officers.   Protection One has agreed, for a period of six years after completion of the merger, that the combined company will indemnify and hold harmless, to the greatest extent permitted by law as of the date of the merger agreement, the directors and executive officers of IASG (as well as other officers and employees of IASG) with respect to all acts or omissions by them in their capacities as such or taken at the request of IASG at any time at or prior to the effective time of the merger.

Protection One has also agreed, for a period of not less than six years after completion of the merger, that all rights to indemnification, advancement of litigation expenses and limitation of personal liability existing in favor of the directors and executive officers of IASG (as well as other officers and employees of IASG) under the provisions in IASG’s certificate of incorporation, bylaws and other similar organizational documents existing on the date of the merger agreement, as well as related director indemnification agreements in accordance with their terms in existence on the date of the merger agreement, shall, with respect to any matter existing or occurring at or prior to the completion of the merger, survive the completion of the merger and the combined company shall honor all such obligations.

Protection One has also agreed, for a period of six years after completion of the merger, that the combined company will generally maintain the current policies of directors’ and officers’ liability insurance maintained by IASG, or a policy of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the effective time of the merger.

Conditions to the Merger

Conditions to Protection One’s, Tara Acquisition Corp.’s and IASG’s Obligations to Complete the Merger.   Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions that include the following:

•       the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, has been declared effective by the SEC and is not the subject of any stop order or proceedings seeking a stop order.

•       the merger agreement has been approved by the IASG stockholders;

•       the shares of Protection One common stock issuable to IASG stockholders as part of the merger, and upon exercise of the outstanding IASG options that are assumed by Protection One, have been approved for listing on a NASDAQ stock market subject to official notice of issuance;

•       the waiting period applicable to the merger under the HSR Act and foreign competition laws has expired or been terminated (the waiting period under the HSR Act terminated on January 30, 2007);

•       no temporary restraining order, preliminary or permanent injunction or other order or statute, law, rule, legal restraint or prohibition is in effect that prevents or makes illegal the completion of the merger;

•       Protection One and IASG have received written opinions of, respectively, Simpson Thacher & Bartlett LLP and Mayer, Brown, Rowe & Maw LLP, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

•       all other consents, approvals and authorizations of governmental entities required for the completion of the merger, the failure of which to obtain, individually or in the aggregate, would have a material adverse effect on Protection One or IASG, have been obtained; and

•       at or prior to the closing, each of the holders of IASG Notes who has executed the lock up and consent agreement shall have exchanged those notes for new notes issued by a subsidiary of Protection One pursuant to the terms and conditions of the lock up and consent agreement.

Conditions to Protection One’s and Tara Acquisition Corp.’s Obligation to Complete the Merger.   Protection One’s and Tara Acquisition Corp.’s obligations to effect the merger are further subject to satisfaction or waiver of the following additional conditions:

•       the representations and warranties of IASG made in the merger agreement (other than as to capitalization), read without regard to qualifications of materiality or material adverse effect, must be true and correct as of the effective time of the merger as though made at the effective time except as would not, individually or in the aggregate, be reasonably expected to have a material adverse effect with respect to IASG, and the representations and warranties of IASG as to capitalization must be true and correct in all material respects as of December 20, 2006 and as of effective time of the merger as though made at the effective time;

•       IASG must have performed in all respects all agreements and covenants required to be performed by it under the merger agreement on or prior to the date on which the merger is to be completed except as would not, individually or in the aggregate, be reasonably expected to have a material adverse effect with respect to IASG;

•       no material adverse effect with respect to IASG has occurred since the date of the merger agreement; and

•       at or prior to closing, Protection One has obtained the credit agreement amendment.

Conditions to IASG’s Obligation to Complete the Merger.   IASG’s obligation to effect the merger is further subject to satisfaction or waiver of the following additional conditions:

•       the representations and warranties of Protection One and Tara Acquisition Corp. made in the merger agreement, read without regard to qualifications of materiality or material adverse effect, must be true and correct as of the effective time of the merger as though made at the effective time except as would not, individually or in the aggregate, be reasonably expected to have a material adverse effect with respect to Protection One;

•       Protection One and Tara Acquisition Corp must have performed in all respects all agreements and covenants required to be performed by it under the merger agreement on or prior to the date on which the merger is to be completed except as would not, individually or in the aggregate, be reasonably expected to have a material adverse effect with respect to Protection One; and

•       no material adverse effect with respect to Protection One has occurred since the date of the merger agreement.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•       by mutual written consent duly authorized by the boards of directors of Protection One and IASG;

•       by either Protection One or IASG if:

•        the merger has not been completed on or before May 31, 2007, unless the failure of the merger to be completed by that date is caused by or is the result of the failure by the party seeking to terminate the merger agreement to fulfill in any material respect any obligation of such party or satisfy any condition to be satisfied by such party;

•        any governmental entity has issued a final, non-appealable order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the merger or any law makes completion of the merger illegal;

•        the IASG stockholders fail to adopt the merger agreement at the special meeting or any postponement or adjournment of the special meeting; or

•        the terminating party is not in breach in any material respect of its obligations under the merger agreement, and the other party has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement, which breach or failure to perform (a) would give rise to the failure of a condition regarding representations and warranties and performance of obligations and (b) such breach has not been cured by the breaching party within 30 days after written notice to the breaching party;

•       by Protection One if prior to the adoption of the merger agreement by the IASG stockholders, the IASG board of directors has withdrawn or modified in a manner adverse to Protection One its recommendation of the merger; recommended to the stockholders of IASG, or caused IASG to enter into any definitive agreement providing for the implementation of, another acquisition proposal; materially breached its obligations regarding the delivery of this proxy statement/prospectus or the calling and holding of the special meeting to vote on the adoption of the merger agreement; or materially breached its obligations regarding non-solicitation.

Effect of Termination

If the merger agreement is terminated as described above, the agreement will be void, and there will be no liability or obligation of any party except that each party will remain liable for its willful breach of the merger agreement and for any termination fees and expenses described below.

Termination Fees and Expenses

A cash amount equal to $7.5 million, consisting of both a termination fee and reimbursement of expenses, will be paid by Protection One to IASG if:

•       the merger has not been completed by May 31, 2007, the amendment to Protection One’s existing credit agreement has not been obtained as of such date and the other conditions to closing have been satisfied or waived; or

•       if the merger agreement is terminated by IASG in connection with Protection One’s breach of its obligations to use its reasonable best efforts to obtain the amendment to Protection One’s existing credit agreement and has not cured such failure within 30 days after receiving notice.

A cash amount equal to $7.5 million, consisting of both a termination fee and reimbursement of expenses, will be paid by IASG to Protection One if:

•       prior to the adoption of the merger agreement by IASG stockholders, the IASG board of directors has withdrawn or modified in a manner adverse to Protection One its recommendation of the merger; recommended to the stockholders of IASG, or caused IASG to enter into any definitive agreement providing for the implementation of, another acquisition proposal; materially breached its obligations regarding the delivery of this proxy statement/prospectus or the calling and holding of the special meeting to vote on adoption of the merger agreement; or materially breached its obligations regarding non-solicitation.

Reasonable out-of-pocket fees and expenses actually incurred by Protection One in connection with the merger agreement, the lock up and consent agreement, the stockholders agreement and the transactions contemplated in those agreements, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other representatives of Protection One will be paid by IASG to Protection One if:

•       Protection One is not in breach in any material respect of its obligations under the merger agreement, and IASG has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement which breach or failure to perform (a) would give rise to the failure of a condition regarding representations and warranties and performance of obligations and (b) such breach has not been cured by IASG within 30 days after written notice to IASG;

provided, however, that such amount shall not exceed $2 million.

Reasonable out-of-pocket fees and expenses actually incurred by IASG in connection with the merger agreement, the lock up and consent agreement the stockholders agreement and the transactions contemplated in those agreements, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other representatives of IASG will be paid by Protection One to IASG if:

•       IASG is not in breach in any material respect of its obligations under the merger agreement, and Protection One has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement which breach or failure to perform (a) would give rise to the failure of a condition regarding representations and warranties and performance of obligations and (b) such breach has not been cured by Protection One within 30 days after written notice to Protection One;

provided, however, that such amount shall not exceed $2 million.

Amendment and Waiver

Amendment.   The merger agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the effective time of the merger. However, following such adoption of the merger agreement by the IASG stockholders, no amendment may be made which would reduce the amount or change the type of consideration into which each share of IASG common stock shall be converted upon consummation of the merger. The merger agreement may be amended solely by an instrument in writing signed on behalf of the parties.

Waiver.   At any time prior to the effective time of the merger, Protection One and IASG may:

•       extend the time of performance of any of the obligations or other acts of the other parties;

•       to the extent permitted by law, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•       to the extent permitted by law, waive compliance with any of the agreements or conditions contained in the merger agreement.

Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound.

MANAGEMENT OF PROTECTION ONE

Executive Officers

The following table sets forth the name, age and position of each person who will serve as a Protection One executive officer immediately following the merger.

Name	Age	Positions
Richard Ginsburg	38	Chief Executive Officer and Director
Darius G. Nevin	49	Executive Vice President and Chief Financial Officer
Peter J. Pefanis	60	Executive Vice President of Protection One Alarm Monitoring, Inc.
J. Eric Griffin	48	Vice President, General Counsel and Secretary
Joseph R. Sanchez	46	Senior Vice President Customer Operations

Information about each person who will serve as a Protection One executive officer immediately following the merger is set forth below.

Richard Ginsburg

Mr. Ginsburg has served as a director and Chief Executive Officer of Protection One since April 2001 and President since July 2001. Mr. Ginsburg holds as BS in communications from the University of Miami. He was a founder of Guardian International Inc., a security monitoring company, and served as its President and Chief Executive Officer from August 1996 to April 2001.

Darius G. Nevin

Mr. Nevin has served as Executive Vice President and Chief Financial Officer of Protection One since August 2001. He served as a director of Protection One from November 2002 to May 2003. From October 1997 to August 2001, he was the Chief Financial Officer of Guardian International, Inc. For most of the ten years prior to October 1997, Mr. Nevin served in senior executive positions of a predecessor company to Security Technologies Group, Inc., a provider of electronic security systems and services to the commercial market.

Peter J. Pefanis

Mr. Pefanis has served as Executive Vice President of Protection One Alarm Monitoring, Inc., a wholly owned subsidiary of Protection One, since September 2002. He served as Senior Vice President from June 2001 to September 2002. From January 2001 until June 2001, Mr. Pefanis was Regional Vice President for SecurityLink, a provider of electronic security systems. Prior to that, he was East Area Director for Honeywell, Inc., a provider of electronic security systems.

J. Eric Griffin	Mr. Griffin has served as Vice President, General Counsel and Secretary of Protection One since December 2001. He served as Executive Director of Legal Services from May 2000 to December 2001.
Joseph R. Sanchez

Mr. Sanchez has served as Senior Vice President Customer Operations of Protection One since June 2004. He served as Vice President Customer Operations of Protection One from August 1999 to June 2004. Mr. Sanchez has been with Protection One since 1990 and has held various manager and director level positions within the organization.

All of the officers of Protection One are appointed by the Protection One board of directors and hold their respective offices until their respective successors have been appointed, or their earlier death, resignation or removal by the Protection One board of directors.

Board of Directors

Upon consummation of the merger, the Protection One board of directors will consist of nine members. Each director will hold office, in accordance with the Protection One certificate of incorporation and bylaws, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

The following table sets forth the name, age and position of each person who will serve as a Protection One director immediately following the consummation of the merger. The ninth director has not yet been selected.

Name	Age
Richard Ginsburg	38
Raymond C. Kubacki	62
Robert J. McGuire	70
Henry Ormond	34
Steven Rattner	54
David A. Tanner	48
Michael Weinstock	46
Arlene M. Yocum	49

Information about each person who will serve as a Protection One director immediately following the consummation of the merger, but who is not also a Protection One executive officer noted above, is set forth below.

Raymond C. Kubacki

Mr. Kubacki has served as a director of IASG since June 2004 and is a member of the audit, independent, governance and nominating and compensation committees of the IASG board of directors. Mr. Kubacki has been President and Chief Executive Officer of Psychemedics Corporation, a biotechnology company with a proprietary drug test product, since July 1991. He has also served as chairman of the board of directors of Psychemedics since November 2003. Prior to joining Psychemedics, he held senior management positions in marketing and operations with Reliance Electric Company and ACME Cleveland Corporation. He is also a trustee for the Center for Excellence in Education based in Washington, D.C.

Robert J. McGuire

Mr. McGuire has served as director of Protection One since March 2005. Mr. McGuire holds an LL.M. from New York University Law School, a JD from Saint John’s University Law School and a BA from Iona College. Mr. McGuire is an attorney and consultant with offices in New York City. Mr. McGuire is a former Assistant United States Attorney and a former New York City Police Commissioner. He is a former Chairman and Chief Executive of Pinkerton’s Inc. and former President of Kroll Associates, Inc. Mr. McGuire serves on the boards of directors of GAM Funds, Inc.; Mutual of America Investment Corp.; and Six Flags, Inc.

Henry Ormond

Mr. Ormond has served as director of Protection One since April 2006 as a Quadrangle designee. He is a Principal of Quadrangle Group, an affiliate of Protection One’s majority stockholder. Mr. Ormond holds an MBA from Harvard Business School and an M.Eng. from Oxford University. Prior to joining Quadrangle in 2001, Mr. Ormond was a member of the private equity group at Whitney & Co., and was previously an investment banker with Morgan Stanley. Mr. Ormond also serves on the board of directors of another, private Quadrangle portfolio company.

Steven Rattner

Mr. Rattner has served as director of Protection One since February 2005 as a Quadrangle designee. He is a Managing Principal of Quadrangle Group, an affiliate of Protection One’s majority stockholder. Mr. Rattner holds a BA in economics from Brown University. Prior to founding Quadrangle in 2000, Mr. Rattner was Deputy Chairman and Deputy Chief Executive officer of Lazard Freres & Co. and was a Managing Director at Morgan Stanley. Mr. Rattner serves on the boards of directors of IAC/InterActiveCorp. and Ntelos Holdings Corp. as well as a number of private Quadrangle portfolio companies.

David A. Tanner

Mr. Tanner has served as director of Protection One since February 2005 as a Quadrangle designee. Mr. Tanner is Executive Vice President of ContiGroup Companies, Inc. Prior thereto, Mr. Tanner was a Member of Quadrangle Group, an affiliate of Protection One’s majority stockholder, from 2000 through 2006. Mr. Tanner holds a JD from New York University School of Law, a Diploma of Economics from London School of Economics and a BA in history from Princeton University. Prior to founding Quadrangle in 2000, Mr. Tanner was a Managing Director of Lazard Freres & Co. and Managing Principal of Lazard Capital Partners. Prior to joining Lazard Freres & Co., Mr. Tanner was a Managing Director at E.M. Warburg Pincus & Co. Mr. Tanner serves on the boards of directors of several privately held companies.

Michael Weinstock

Mr. Weinstock has served as director of Protection One since February 2005 as a Quadrangle designee. He is a Managing Principal of Quadrangle Debt Recovery Advisors LP, an affiliate of Protection One’s majority stockholder. Mr. Weinstock holds a BS in economics from the Wharton School of the University of Pennsylvania and an MBA from Harvard Business School. Prior to joining Quadrangle in 2002, Mr. Weinstock was a Managing Director of Lazard Freres & Co. and was an investment banker with Salomon Brothers and Goldman Sachs.

Arlene M. Yocum

Ms. Yocum has served as a director of IASG since October 2005. Ms. Yocum has been Executive Vice President, Managing Executive of PNC Advisors, Wealth Management and Institutional Investment Groups since 2003. From 2000 to 2003 Ms. Yocum was an Executive Vice President of the Institutional Investment Group of PNC Advisors. From 1993 to 2000 Ms. Yocum held management and executive positions with PNC Advisors. Ms. Yocum is a Trustee and Vice President of the Philadelphia Community College Foundation and a member of American Bankers Association Wealth Management and Trust Conference Board. Ms. Yocum is the chairperson of both the governance and nominating committee and the independent committee of the IASG board of directors.

Information about the Board of Directors of Protection One prior to the Merger

Compensation of Directors of Protection One

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Robert J. McGuire	83,750	6,625	(1)	—	—	—		(2)	90,375
Henry Ormond(3)	—	—		—	—	—	—		—
Steven Rattner(3)	—	—		—	—	—	—		—
David A. Tanner(3)	—	—		—	—	—	—		—
Michael Weinstock(3)	—	—		—	—	—	—		—

(1)          Stock Awards represents the amortization under FAS 123R of a Restricted Stock Units (RSUs) award in 2005 for 2,000 shares of company common stock and an RSU award in 2006 for 1,000 shares of company common stock each of which vests ratable over 4 years from grant date. The 2006 RSU award for 1,000 shares was made as of April 5, 2006 when the stock price was $17.25 per share and the fair market value on the date of grant was $17,250. Mr. McGuire also received 2,000 RSUs in 2005 of which 500 shares vested in 2006 and the remaining 1,500 shares are expected to vest ratably over the next three years. Mr. McGuire holds a total of 2,500 unvested RSUs.

(2)          In May 2006, Mr. McGuire received $9,662 in dividend equivalents in respect of his RSUs pursuant to the anti-dilutive provisions of his RSU awards. The dividend equivalent amount is not reflected in the All Other Compensation column because the value of his RSU awards are inclusive of the right to receive these dividend equivalents.

(3)          Messrs. Ormond, Rattner, Tanner and Weinstock were affiliated with Quadrangle during 2006, were not considered to be independent and, therefore, did not receive compensation for their services. As discussed in “Certain Relationships and Related Transactions—Quadrangle Management Agreements,” below, Protection One pays Quadrangle an annual management fee of $1.5 million.

Compensation of Directors

During 2006, Protection One’s independent director, Robert J. McGuire, was entitled to receive compensation for his service as discussed below. He is Chairman of the Audit Committee and a member of the Compensation Committee. Directors who are Protection One employees do not receive additional compensation for their services as directors. As such, Mr. Ginsburg received no compensation for his services as a director and so is not listed in the Compensation of Directors of Protection One table above. The members of the Protection One board of directors affiliated with Quadrangle were not considered to be independent and therefore did not receive compensation for their services during 2006. As discussed in “Certain Relationships and Related Transactions—Quadrangle Management Agreements” below, Protection One pays Quadrangle an annual management fee of $1.5 million.

Independent Director Compensation
(For meetings held after November 7, 2005)

Annual retainer	$25,000
Annual retainer for Audit Chair	$20,000
Annual retainer for Chair of other Committees	$7,500
Annual retainer for Committee Member	$5,000
Attendance fee for each meeting date	$2,500
Attendance fee for each telephonic meeting	$1,250
Attendance fee for each in-person committee meeting not held the same day as a board of directors meeting	$2,500
Attendance fee for each telephonic committee meeting not held the same day as a board of directors meeting	$1,250
Annual equity award: Restricted Share Units in first year of service	2,000
Annual equity award: Restricted Share Units in subsequent years of service	1,000

Director Independence.   For the 2006 fiscal year, the Protection One board of directors determined that Mr. McGuire is “independent”, based upon the independence criteria set forth in the corporate governance listing standards of the New York Stock Exchange, the exchange Protection One selected in order to determine whether its directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a) of Regulation S-K. In addition, for the 2006 fiscal year, Messrs. Tanner, Weinstock, Rattner and Ormond were determined to be not “independent” due to their respective affiliations with Quadrangle, based upon the independence criteria set forth in the corporate governance listing standards of the New York Stock Exchange. Mr. Ginsburg was determined not to be independent under the independence criteria set forth in the corporate governance listing standards of the New York Stock Exchange because he is Protection One’s Chief Executive Officer. For 2006, Protection One would have qualified as a “controlled corporation” based upon the criteria set forth in the corporate governance listing standards of the New York Stock Exchange. As a result, if it had been listed on the New York Stock Exchange, Protection One would not have been required to have, among other things, a majority of its board of directors be independent, nor would it have been required to have a compensation or nominating committee consisting solely of independent directors. The Protection One board of directors will continue to monitor and review, at least annually, commercial, charitable and other relationships that the directors have with Protection One to determine whether its members are independent. It is anticipated that, following the completion of the merger, the following members of the board of directors of the combined company will be determined to be “independent” based upon the criteria set forth in the corporate governance listing standards of the applicable NASDAQ stock market: Messrs. Kubacki, McGuire and Tanner and Ms. Yocum.

Board Meetings and Committees of the Board of Directors.   The Protection One board of directors met five times during 2005. All directors attended at least 75% of the total number of Protection One board of directors and committee meetings held while they served as a director or member of a committee. Following completion of the merger, Protection One will continue to be a “controlled corporation” based upon the criteria set forth in the corporate governance listing standards of the applicable NASDAQ stock market. As a result, it will not be required to have, among other things, a majority of its board of directors be independent, nor will it be required to have a compensation or nominating committee consisting solely of independent directors. Following completion of the merger, the Protection One audit committee will comply with applicable standards of the applicable NASDAQ stock market relating to the independence of its members.

In March 2005, the Protection One board of directors established a new standing audit committee and compensation committee. Each of these committees operates pursuant to a written charter setting out the functions and responsibilities of the committee. The charters are available in print to Protection One stockholders upon request submitted to Protection One’s principal executive offices. These committees are described below.

The Protection One board of directors does not have a standing Nominating Committee. The Protection One board of directors is of the view that it is appropriate for us not to have such a committee because (1) the stockholders agreement with Quadrangle specifies how the Protection One board of directors will be configured, and (2) the size of the Protection One board of directors is relatively small. If and when it becomes necessary to nominate or appoint a new member to the Protection One board of directors, all members will have input into the nomination or appointment, as applicable. As discussed above, for the 2006 fiscal year, Messrs. Tanner, Weinstock, Ginsburg, Rattner and Ormond were determined not to be “independent” directors.

Audit Committee; Financial Expert.   The Audit Committee of the Protection One board of directors has responsibility for the appointment, compensation, termination and oversight of the work of Protection One’s independent auditors. The Audit Committee oversees the integrity of Protection One’s financial statements, Protection One’s compliance with legal and regulatory requirements, the independent registered public accountants’ qualifications and independence and the performance of Protection One’s internal audit function.

Management has the primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accountants have the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards. The Audit Committee has the responsibility to monitor and oversee these processes.

Since joining the Protection One board of directors in March 2005, Mr. McGuire has served as the Audit Committee Chairman. The Protection One board of directors has determined that Mr. Tanner meets the Securities and Exchange Commission criteria for an “audit committee financial expert.” Mr. Tanner’s qualifications include extensive experience in the investment and financial industries, including his tenure as a Managing Director at Lazard Freres & Co., co-head of Lazard Capital Partners, member of Quadrangle Group LLC and his current position as Executive Vice President of Conti Group Companies, Inc. Current members of the audit committee are Mr. McGuire (chair), Mr. Tanner and Mr. Ormond, who joined the Audit Committee in April 2006. As discussed above, for the 2006 fiscal year, Messrs. Tanner and Ormond were determined to be not “independent” based upon the independence criteria set forth in the corporate governance listing standards of New York Stock Exchange. Following completion of the merger, the Protection One audit committee will comply with applicable standards of the applicable NASDAQ stock market relating to the independence of its members.

Compensation Committee.   The Compensation Committee establishes the salaries and bonuses for Protection One’s executive officers and reviews and makes recommendations to the Protection One board of directors regarding Protection One’s compensation and benefit plans. Current members of the Compensation Committee are Mr. Tanner (chair), Mr. McGuire and Mr. Ormond, who joined the Compensation Committee in April 2006. As discussed above, for the 2006 fiscal year, Messrs. Tanner and Ormond were determined to be not “independent” based upon the independence criteria set forth in the corporate governance listing standards of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions.   During 2005, no Compensation Committee member was an officer or employee of Protection One or Protection One’s subsidiaries, or formerly an officer, nor had any relationship otherwise requiring disclosure under the rules of the Securities and Exchange Commission. No executive officer of us served as a member of the Compensation Committee or as a director of any company where an executive officer of that company is a member of Protection One’s Compensation Committee. The members of the Compensation Committee thus do not have any compensation committee interlocks or insider participation. Certain relationships and related transactions that may indirectly involve Protection One board members are reported below.

Family Relationships.   There are no family relationships between any of the Protection One directors or executive officers.

Involvement in Certain Legal Proceedings.   During the past five years, none of the Protection One directors or executive officers has been involved in any legal proceedings that are material to the evaluation of their ability or integrity.

Executive Compensation of Protection One Prior to the Merger; Executive Compensation and Related Information

Throughout this proxy statement/prospectus, the individuals who served as Protection One’s Chief Executive Officer and Chief Financial Officer during 2006, as well as Protection One’s three other most highly compensated executive officers during such year, are referred to as the “named executive officers.” These individuals are listed in the Summary Compensation Table on page 93. The following compensation discussion and analysis, executive compensation tables and related narrative describe the compensation awarded to, earned by or paid to the named executive officers for services provided to Protection One in 2006, their outstanding equity awards at the end of 2006 and their compensatory arrangements with Protection One.

Compensation Discussion and Analysis

Overview, Philosophy and Objectives of Executive Compensation

The Compensation Committee of the Protection One board of directors has authority to establish the salaries, bonuses and equity plan participation levels for the named executive officers. The Compensation Committee also has the authority to review and approve employment agreements, severance arrangements and retirement plans for the named executive officers, to oversee the design and administration of equity-based and incentive compensation plans and otherwise to review and approve Protection One compensation plans. Together with the full board of directors, the Compensation Committee evaluates the performance of Protection One’s Chief Executive Officer and, with input from the Chief Executive Officer, evaluates the performance of Protection One’s other named executive officers. The Protection One board of directors also currently has the authority to perform the responsibilities and duties of the Compensation Committee.

Protection One compensates its named executive officers primarily through a combination of base salary, annual bonus and equity compensation. The primary objectives of the Compensation Committee with respect to the compensation of Protection One’s named executive officers are to attract, motivate and retain talented and dedicated executives, to foster a team orientation toward the achievement of company-wide business objectives and to link the success of the named executive officers with that of Protection One stockholders. The Compensation Committee’s compensation philosophy with respect to the named executive officers includes the following general elements: providing competitive base salaries and annual bonus targets; rewarding achievement of company financial performance objectives as well as individual managerial effectiveness; and emphasizing equity incentives for named executive officers. Participation in Protection One’s stock option programs has also been extended to certain employees in addition to senior executive officers based on their perceived potential to contribute to increasing stockholder value.

Base Salary

The current minimum base compensation of the named executive officers of Protection One was established in June 2004. At that time, the Protection One board of directors, which was then performing the functions of the Compensation Committee, considered (i) the historical operating performance and trends of Protection One; (ii) the need to maintain the continuity and focus of Protection One’s management team through an impending financial restructuring; (iii) Protection One’s goal of delivering competitive compensation to its management team; (iv) the recommendations of a compensation consultant and the competitive compensation data and analyses developed by those compensation consultants; and (v) with respect to those executives other than the CEO, the recommendations of the CEO.

In connection with assisting the Protection One board of directors in evaluating base salaries and bonus opportunities in June 2004, the compensation consultant developed compensation data obtained from surveys of compensation practices for a broad cross-section of companies representing diverse industries, performance, capital structure and competitive challenges. Where possible, the compensation consultant used regression analysis to adjust the data to Protection One’s revenue size. The current named executive officers’ salaries as of June 2004 were found to range from the 46th percentile to the 61st percentile for competitive base salary for their position, and these base salary levels were left unchanged in the employment agreements that Protection One subsequently entered into with each of the named executive officers.

Each of the named executive officers of Protection One entered into an employment agreement in 2004 which provides that the executive officer will receive a base salary of not less than the amount specified in the employment agreement, and that the base salary is subject to review annually by the Compensation Committee or the Protection One board of directors. The current base salary of each named executive officer, which is set forth in the Summary Compensation Table, is the minimum amount required in their respective 2004 employment agreements.

The base salary of the named executive officers of Protection One is intended to provide a competitive base level of pay for the services they provide. Protection One believes that the fixed base annual salary levels of the named executive officers helps Protection One to retain qualified executives and provides a measure of income stability for the named executive officers that may lessen potential pressures to take possibly excessive risks to achieve performance measures under incentive compensation arrangements. Protection One has not increased the base salaries of its current named executive officers since 2004. It is possible that the base salaries of one or more named executive officers will be increased in 2007.

Annual Bonus

All of the named executive officers of Protection One are eligible for an annual bonus under Protection One’s short term incentive plan or STIP. Through the STIP, certain employees who are viewed as having an opportunity to directly and substantially contribute to achievement of Protection One’s short-term objectives are selected by the Compensation Committee and are eligible to receive bonus compensation. Approximately thirty employees participated in the 2006 STIP.

Protection One’s annual STIP rewards the named executive officers for achieving annual company financial performance objectives and for demonstrating individual leadership. Protection One believes that by providing a positive incentive and annual cash rewards, the STIP plays an integral role in motivating and retaining qualified executives. Protection One also believes that the allocation of base salary and annual incentive compensation opportunity for named executive officers generally represents a reasonable combination of fixed salary compared to variable incentive pay opportunity and reflects Protection One’s goal of retaining and motivating its named executive officers.

The proposed STIP target bonus levels for 2004 were reviewed by the Protection One board of directors in 2004 with the assistance of a compensation consultant, with a view toward maintaining competitive target annual cash compensation levels (base salary plus target annual bonuses) that include an adequate combination of fixed and variable pay. In 2004, the target annual cash bonus as a percentage of base salary for Mr. Ginsburg was determined to be between 25th percentile and the 50th percentile for competitive target bonuses. The target annual cash bonuses as a percentage of base salary for Messrs. Griffin and Pefanis were equal to the 50th percentile and the 75th percentile, respectively, for competitive target bonuses. Competitive target annual incentive compensation data was not available for

Mr. Sanchez’s position, Vice President, Customer Operations. Mr. Sanchez’s target bonus as a percentage of salary, 40%, was generally comparable to that of other executive officers at Protection One that the company views as having comparable levels of responsibility. Mr. Nevin’s target bonus as a percentage of salary was 60% compared to a 75th percentile percentage of 50% for chief financial officers. Protection One believes that the responsibilities of chief financial officers varies. Mr. Nevin had an important role in the company’s successful financial restructuring in 2005 and its subsequent financings and also contributes significantly to strategy development and implementation. As a result of these and other considerations, Protection One believes that the target bonus as a percentage of salary for its Chief Financial Officer is appropriate.

The compensation consultant’s 2004 report indicated that Protection One’s current named executive officers’ target total cash compensation, consisting of base salary plus target bonus, ranged from the 46th percentile to the 73rd percentile of competitive target total cash compensation, except that competitive target total cash compensation was not available for the position of Vice President, Customer Operations. Protection One’s STIP bonus targets for the named executive officers were viewed as being generally competitive in 2004. The STIP bonus targets as a percentage of base salaries have not been changed from the target percentages in Protection One’s 2004 STIP.

Under the 2006 STIP, Mr. Ginsburg, Mr. Nevin and Mr. Pefanis have an annual short-term incentive target of 60% of their base salaries. The respective employment agreements of Messrs. Ginsburg, Nevin and Pefanis require that they participate in a short-term incentive plan each year with a target bonus of not less than 60% of base salary and a potential to earn at least 100% of base salary. Mr. Griffin and Mr. Sanchez have an annual short-term incentive target of 40% of their base salary. Other participants have annual short-term incentive targets ranging from 15% to 40% of base salary. Actual earned payments under the STIP as a percentage of salary can be greater or less than the target percentage depending on Protection One’s actual performance against the budgeted performance criteria approved by the Compensation Committee and set forth in the STIP. Accordingly, if Protection One’s performance exceeds budgeted criteria, actual incentive compensation paid under the STIP may exceed the targeted percentage of base compensation. Actual payments pursuant to the portion of the 2006 STIP based on the budgeted performance criteria, steady state net operating cash flow, are capped at twice the targeted amount, regardless of actual performance.

Under the 2006 STIP:

•       70% of the annual incentive target award for the named executive officers is based upon Protection One’s 2006 steady state net operating cash flow, as determined under the STIP and described below, compared to performance objectives; and

•       30% of each target award is a discretionary award based on managerial effectiveness, determined by a subjective evaluation of qualitative issues such as providing strategic direction and leadership; proactively managing change; organizing, developing and utilizing the management team; creating an appropriate organizational environment; providing effective external representation; and monitoring and evaluating performance and taking corrective actions.

There is no payment under the objective financial performance portion of the 2006 STIP unless Protection One generates steady state net operating cash flow equal to at least 90% of the budgeted figure approved by the Protection One board of directors. The maximum payment under the objective financial performance portion of the 2006 STIP is two times the amount targeted under the objective financial performance portion. This maximum amount is earned if Protection One generates steady state net operating cash flow equal to at least 110% of the budgeted figure. If steady state net operating cash flow is between 90% and 110% of the budgeted figure, then the payment based on objective financial performance is prorated between zero and twice the target amount of bonus based on steady state net operating cash flow. Under the 2004 STIP and the 2005 STIP, each of which included the same structure as the 2006 STIP for payment of the financial performance portion of the STIP based on actual steady state net operating cash flow compared to the budgeted figure, payments under the objective financial performance portion of the STIP were equal to 200% and 151%, respectively, of the target amount. In 2006 the Protection One board of directors set the steady state net operating cash flow budget figure at a target level that it believed was appropriately challenging to achieve.

The performance target for Protection One’s 2004 STIP and 2005 STIP was the company’s budgeted steady state net operating cash flow figure. In the first quarter of 2006, Protection One’s budget, which included steady state net operating cash flow, was approved and communicated to the named executive officers, who understood that the budgeted steady state net operating cash flow figure was expected to provide the performance target for the 2006 STIP. In consultation with management, the 2006 STIP was recommended by the Compensation Committee and formally approved by the Protection One board of directors in November 2006.

The steady state net operating cash flow for purposes of the named executive officers’ targets under the 2006 STIP is determined as follows:

Steady state net operating cash flow is intended to reflect an estimate of the cash flow that the business would produce on an annual basis if the company were to maintain a constant level of recurring monthly revenue, or RMR, by replacing all RMR lost with new RMR additions. In calculating steady state net operating cash flow, the company calculates the steady state operating margin and subtracts (i) the steady state investment needed to replace lost RMR and (ii) maintenance capital expenditures. Steady state operating margin is determined by subtracting (i) general and administrative expenses for the year from (ii) RMR for December 2006, or ending RMR, multiplied by Protection One’s monitoring and service gross margin percentage multiplied by twelve. The steady state investment in new subscribers is determined by multiplying ending RMR by Protection One’s trailing twelve months gross attrition percentage multiplied by the company’s average creation multiple. Protection One’s average creation multiple is calculated by dividing the sum of installation and selling costs less installation revenues by RMR additions for the year.

Expenses related to the following items are excluded from the calculation of steady state net operating cash flow under the 2006 STIP:

•       unbudgeted legal settlements arising from claims that preceded the tenure of current management, which started in April 2001;

•       non-recurring maintenance capital expenditures;

•       non-cash stock-based compensation;

•       refinancing;

•       reorganization; and

•       changes in working capital.

Increases or reductions in RMR that results from (i) a billing system conversion or (ii) a change in estimate are also excluded from the calculation of steady state net operating cash flow. In the past, the calculation of steady state net operating cash flow for purposes of the STIP has been adjusted upwards and downwards to reflect the impact of certain unanticipated items, including unbudgeted operational restructurings and Hurricane Katrina, and adjustments for unbudgeted items may also be made in the future.

Bonuses earned under the 2006 STIP are not calculable as of the date of this proxy statement/prospectus. If bonuses under the 2006 STIP are determined and paid prior to completion of the audited financial statements, the 2006 STIP provides that participants in the plan would be required to repay Protection One the amount received in excess of what would have been paid based on Protection One’s audited results.

Equity Compensation

Equity compensation has historically been offered to employees of Protection One who are in positions to affect Protection One’s long-term success through the formation and execution of its business strategies.

The Protection One 2004 Stock Option Plan, which is referred to as the 2004 Stock Option Plan, and the Protection One stock appreciation rights plan, which is referred to as the SAR Plan with the rights granted under such plan being referred to as SARs, were each adopted in connection with Protection One’s financial restructuring, which was completed in February 2005. In connection with the restructuring, the terms of the plans were negotiated among Quadrangle and management of Protection One, with the oversight and approval of the independent directors of Protection One.

The Protection One board of directors retained a compensation consultant to review the proposed terms for the SAR Plan and the 2004 Stock Option Plan. The compensation consultant reviewed a survey of practices in private equity firms, because a private equity firm, Quadrangle, owned approximately 87% of Protection One’s outstanding stock. The compensation consultant also reviewed practices for thirty-nine companies emerging from restructurings, because the plans were developed in connection with Protection One’s anticipated financial restructuring. The compensation consultant advised that there were wide variations in equity arrangement practices among companies owned by private equity firms, but that typically between 10% and 20% of the equity interest in such companies was held by employees. With respect to companies emerging from restructurings, the compensation consultant noted that for the companies in its survey, between 2.6% and 20.5% of shares were reserved for employees, with a median of 11%, and that grants of shares of equity upon emergence ranged from 1.3% to 15.2% of outstanding shares, with a median of 8.0%. With respect to companies emerging from restructurings, the compensation consultant noted that the equity interests received by employees typically consisted of stock options, warrants and/or restricted stock. The number of shares reserved under the 2004 Stock Option Plan was equal to approximately 9.9% of Protection One’s diluted shares outstanding upon completion of the restructuring, and the number of shares underlying options that were granted upon completion of the restructuring was equal to approximately 8.8% of Protection One’s diluted shares outstanding upon completion of the restructuring. The compensation consultant did not provide directly competitive information with respect to the SAR Plan. The 2004 Stock Option Plan and the SAR Plan were approved by a special committee of independent directors of Protection One in connection with the February 2005 financial restructuring.

Stock Options

Protection One believes that long-term performance is enhanced through an ownership culture that rewards its named executive officers for stock price appreciation through the use of stock options. Protection One believes that stock options encourage executive retention and provide incentive for its named executive officers to increase value for Protection One’s stockholders.

Options granted prior to February 2005 under Protection One’s prior option plans generally vested and became exercisable ratably over a three-year period. Upon the sale by Westar Energy, Inc. of its ownership interest in Protection One on February 17, 2004, all previously issued and unexpired options held by Messrs. Ginsburg, Nevin and Pefanis accelerated and vested. The exercise prices of all such options were and remain considerably in excess of the trading value of Protection One common stock. The Protection One 2004 Stock Option Plan, which is referred to as the 2004 Stock Option Plan, adopted in February 2005, is currently Protection One’s principal stock option plan.

Options were granted to the named executive officers and other employees of Protection One in February 2005 under the 2004 Stock Option Plan upon the completion of Protection One’s financial restructuring. The allocation of the options granted was approved by a special committee of independent directors, in consultation with management. The options granted under the 2004 Stock Option Plan generally vest and become exercisable ratably over a 48 month period, provided that the options granted to Messrs. Ginsburg, Nevin and Pefanis generally vest and become exercisable immediately upon a qualifying termination, as defined in their respective employment agreements, that occurs after any sale by Quadrangle of at least 60% of its equity interest in Protection One. See “Potential Payments Upon Termination or Change in Control” below for additional information. The Outstanding Awards At Fiscal Year End Table reflects the options granted under the 2004 Stock Option Plan to the named executive officers.

Options were granted in 2006 under the 2004 Stock Option Plan to certain non-executive employees of Protection One. However, in view of the incentives already provided to the named executive officers by the options granted in February 2005, the Compensation Committee did not did grant stock options to the executive officers in 2006, except for a grant of 5,000 options to Mr. Griffin in July 2006. These options were awarded to Mr. Griffin in recognition of his performance and responsibilities and in view of the limited number of options granted to Mr. Griffin in 2005.

The 2004 Stock Option Plan provides that options outstanding under the plan will be equitably and proportionally adjusted or substituted in the event of, among other things, changes in the outstanding common stock or in the capital structure of Protection One by reason of recapitalizations or other relevant changes in capitalization or for any other reason determined to otherwise warrant equitable adjustment. On May 12, 2006, Protection One completed a recapitalization of its balance sheet by increasing its debt in order to pay a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of its common stock on May 8, 2006. In order to mitigate the decrease in the value of the stock options caused by the dividend, the Protection One board of directors approved a cash payment of $2.89 for each vested and unvested option then outstanding under the 2004 Stock Option Plan to the holders of such options, including the named executive officers. This payment is referred to as the compensatory make-whole payment. The board of directors also reduced the exercise price of each outstanding vested and unvested option, including those held by the named executive officers, by $0.98.

Stock Appreciation Rights

Protection One believes that the SAR grants offer a reward to certain of its named executive officers who are in a position to have the greatest impact on the company for:

•       preserving stockholder value through the successful 2005 restructuring and thereafter;

•       remaining with Protection One; and

•       creating an opportunity for Quadrangle, which holds a majority of Protection One’s outstanding common stock, to sell at least a substantial portion of their interest, which could also result in a liquidity event for other Protection One stockholders.

On February 8, 2005, upon the completion of the financial restructuring, Messrs. Ginsburg, Nevin, Pefanis and an executive officer who has since separated from the company received an aggregate of approximately 798,473, 532,981, 465,111 and 199,618 SARs, respectively, on a post-reverse stock split basis. The allocation of the SARs was approved by a special committee of independent directors, in consultation with management. The SARs vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan, which generally means Quadrangle’s sale of at least 60% of its equity interest in Protection One, provided that if the qualified sale is not a permissible distribution event (as defined in the SAR Plan) the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011. The exercise price of the SARs was $4.50 on the grant date and increases by 9%

per annum, which is referred to as the fixed return, compounded annually, beginning on February 8, 2006. If Quadrangle sells less than 60% of its equity interest in Protection One, the exercise price applicable to an equivalent percentage of management’s SARs would be based on the fixed return through the date of such sale. Each SAR that vests and becomes payable in connection with a qualified sale will generally entitle the holder of a SAR to receive the difference between the exercise price and the lesser of (1) the value of the consideration paid for one share of stock in such qualified sale, or the fair market value of one share of stock if the qualified sale is not a sale to a third party and (2) $7.50, provided that if a SAR holder’s right to receive stock is converted pursuant to the SAR Plan into a right to receive cash from a grantor trust that Protection One may establish, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date.

The SAR Plan provides that the exercise price of the SARs shall be equitably adjusted or modified as necessary to preserve the intended economic benefit of the original grant in the event there is, among other things, a recapitalization, and the SAR Plan provides that the exercise price of the SARs may be adjusted or modified upon the occurrence of any event that makes adjustment or modification appropriate and equitable to prevent inappropriate penalties or windfalls with respect to the terms of the SAR Plan and the holders of the SARs. On May 12, 2006, after determining that the $70.5 million cash dividend declared on April 27, 2006 would adversely impact the SARs granted in 2005, the Protection One board of directors agreed to amend the SARs agreements by effectively fixing the exercise price on 439,160 outstanding SARs (the modified SARs) at $5.02. Therefore, if there is not a qualified sale prior to February 8, 2011, the holders of these modified SARs will be entitled to receive the difference between $7.50 and $5.02 per SAR, or $2.48, from Protection One for a total cash outlay of approximately $1.1 million on February 8, 2011.

In November 2006, the Protection One board of directors approved the reallocation of SARs forfeited by a former executive officer to the other SAR Plan participants, Messrs. Ginsburg, Nevin and Pefanis. As proposed by Protection One’s Chief Executive Officer and approved by its board of directors, the forfeited SARs were reallocated to the applicable named executive officers in proportion to the number of SARs that they held immediately before the reallocation. Except for a reallocation upon any forfeiture by a former executive officer, the SAR Plan does not allow for any grant of additional SARs.

The fiscal year 2006 expense associated with the modified SARs, including the reallocated modified SARs, is included in the Summary Compensation Table and the reallocation of both the modified and the unmodified SARs is reflected in the Grants of Plan Based Awards table below. As of December 31, 2006, Protection One has established a liability of approximately $138,300 to reflect the portion of the modified SARs that have been earned since the date of the modification through December 31, 2006 with the associated expense reflected in general and administrative expense. Assuming there is no qualified sale prior to February 8, 2011, Protection One expects to record approximately $0.2 million in expense per year through February 8, 2011 related to these SARs. As of December 31, 2006, no value has been ascribed to the SARs that have not been modified and no value will be allocated to those SARs unless and until it becomes probable that a qualified sale will occur.

All Other Compensation

As described in footnote 3 to the Summary Compensation Table, other compensation to the named executive officers of Protection One included: commuter travel expenses and related taxes; car allowances; company contributions under Protection One’s 401(k) plan, which are available to employees generally; and payment of life insurance premiums. These payments and other benefits, the amounts of which are not material to Protection One, provide additional compensation and benefits to the applicable named executive officers and, in the case of travel expenses and car allowances, in part defray certain personal expenses related to the applicable named executive officer’s employment.

Change in Control and Severance Arrangements

Protection One’s change in control and severance arrangements with its named executive officers are described under “Potential Payments Upon Termination or Change in Control.”

Protection One believes that it should provide severance benefits to the named executive officers. Protection One’s severance benefits for the named executive officers reflect, among other things, the fact that it may be difficult for a named executive officer to find comparable employment within a short period of time. Protection One believes that its severance arrangements are an important element in the retention of the named executive officers.

Protection One believes that it is important to protect the named executive officers in the event of a change in control. The employment agreement provisions regarding payment upon termination in connection with a change in control were intended to, among other things, encourage the named executive officers to enter into the new employment agreements and focus on Protection One’s performance rather than other employment alternatives. Protection One believes that the interest of stockholders is served by aligning the interests of the named executive officers with them and that providing change in control benefits reduces the potential for named executive officers to be reluctant toward pursuing a change in control transaction that may be in the best interest of stockholders. Protection One believes that its change in control and termination arrangements with the named executive officers are an important element in the retention and incentive of the named executive officers.

Three of the named executive officers of Protection One who Protection One believes are in a position to have the greatest impact on the company also hold SARs that would result in payment upon a qualified sale, as discussed above.

Tax Treatment under Section 162(m), 280G and 409A of the Code

Section 162(m) of the Code

In structuring its compensation plans, Protection One takes into consideration Section 162(m) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, and other factors the Compensation Committee deems appropriate. Section 162(m) of the Code disallows the deduction of compensation for each of the named executive officers in excess of $1,000,000 per person, except for certain payments based upon performance goals. Nevertheless, in order to accomplish the objectives described above with respect to Protection One’s compensation programs, some of the compensation under its compensation programs is not deductible by reason of Section 162(m). The stock options granted to Protection One’s named executive officers were designed so that any expense Protection One recognizes under the Code resulting from them would be deductible under Section 162(m). Base salary, bonuses paid for 2006 under the STIP, the compensatory make-whole payment under the 2004 Stock Option Plan, and perquisites and personal benefits paid in 2006, to the extent in the aggregate in excess $1,000,000 per named executive officer, are not deducible by reason of Section 162(m).

Protection One does not believe that payments that may be made in the future to any named executive officers pursuant to SARs granted in 2005 would meet the performance-based compensation exception, and therefore those payments would be subject to the Section 162(m) limitation. In addition, any payments made to the named executive officers pursuant to their respective employment agreements following a change in control may also not be deductible due to the Section 162(m) limitation.

Section 280G of the Code

As discussed below under “Potential Payments Upon Termination or Change in Control,” under the employment agreements with the named executive officers of Protection One, in the event that any amounts or benefits paid to a named executive officer pursuant to his current employment agreement are subject to the excise tax imposed under Section 4999 of the Code, Protection One will pay the named executive officer an additional amount to compensate him for that tax liability. In general, if the total amount of payments to an individual that are contingent upon a “change in control” (as defined in Section 280G of the Code) of Protection One equals or exceeds three times the individual’s “base amount” (generally, the individual’s average annual compensation for the five (5) calendar years preceding the change in control), the payments may be treated as “parachute payments” under the Code. The portion of such payments that exceeds the individual’s “base amount” is non-deductible to Protection One under Section 280G of the Code, and the individual is subject to a 20% excise tax on such amount under Section 4999 of the Code. Under existing employment agreements, Protection One is obligated to make additional cash payments to the named executive officers to compensate them for the 20% excise tax so that they receive the same benefit from their awards as if such excise tax did not apply. These additional payments are nondeductible by Protection One and constitute income to the executives, which requires further payment under the employment agreements to compensate the executives for the income tax incurred with respect to such payments. Non-deductible parachute payments generally reduce the $1 million deduction limitation under Section 162(m) of the Code, discussed above.

Each named executive officer’s employment agreement provides that he agrees to reduce the aggregate amount of any payments or benefits that constitute “parachute payments” under Section 280G of the Code to the extent necessary so that such payments and benefits do not equal or exceed three times the named executive officer’s “base amount” (and therefore are not subject to the excise tax imposed by Section 4999); provided, however, that a named executive officer is not required to make any such reduction if the reduction necessary to cause such payments and benefits not to equal or exceed three times his “base amount” is more than $100,000.

It is currently expected that any payments made with respect to the SAR Plan upon any qualified sale would be considered parachute payments for Section 280G purposes. If upon a “change in control” of Protection One (as defined in Section 280G of the Code), Protection One chose to exercise its discretion under the 2004 Stock Option Plan to terminate unvested options issued under the Stock Option Plan in exchange for consideration or otherwise accelerated the vesting of options, the value attributable to such consideration or accelerated vesting would be considered a parachute payment.

As discussed under “Potential Payments Upon Termination or Change in Control,” each of the employment agreements of the named executive officers has a “double trigger” for severance payments in the event of a change in control, which means that there must be both a change in control and a qualifying termination before the executive is entitled to such payment. The company agreed to include the provisions regarding payment upon a qualifying termination in connection with a change in control in the employment agreements entered into with the named executive officers in 2004, when Protection One anticipated a financial restructuring, which was successfully completed in 2005.

Section 409A of the Code

Section 409A of the Code sets forth specific requirements relating to the payment of deferred compensation to employees and other service providers. Deferred compensation payments that do not meet these requirements are generally taxed to the employee or service provider when they vest, and may also be subject to a 20% penalty tax, payable by the employee or service provider. Protection One has structured payments under its executive compensation programs in a manner that is intended to meet the requirements of Code Section 409A.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(3)	Total ($)(1)
Richard Ginsburg,	2006	450,000		1,870,165	—	28,767	2,348,932
Chief Executive Officer
Darius Nevin,	2006	300,000	—	1,171,466	—	37,978	1,509,444
Chief Financial Officer
Peter Pefanis,	2006	267,000	—	1,166,241	—	23,317	1,456,558
Executive Vice President, Operations
J. Eric Griffin,	2006	200,000	—	34,082	—	21,616	255,698
Vice President, General Counsel and Corporate Secretary
Joseph Sanchez,	2006	175,000	—	43,686	—	20,628	239,314
Vice President, Customer Operations

(1)          The amount of bonus and incentive payments earned in 2006 under the 2006 STIP are not calculable as of the date of this proxy statement/prospectus. Protection One currently expects that such amounts will be determined on or before March 10, 2006.

(2)          The amount in Option Awards includes amortization recognized under FAS 123R of the February 8, 2005 stock option awards both before and after a May 12, 2006 modification of the awards totaling $538,803, $336,752, $336,752, $13,634 and $13,014 for Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Sanchez, respectively. The modification was made in accordance with the anti-dilution provisions of the option awards due to a $3.86 per share dividend to shareholders on May 12, 2006. The option holders received a $0.98 reduction in the exercise price of their options (reducing the exercise price to $6.52 per option from $7.50 per option) and a make-whole payment of approximately $2.89 per option. Approximately $2.04 per option of the $2.89 per option make-whole payment related to options that had not yet vested and, accordingly, that amount is also included in Option Awards. Make-whole payments of $1,792,793, $1,120,496, $1,120,496, $28,868 and $43,302 were made to Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Sanchez, respectively, of which $1,269,895, $793,685, $793,685, $20,448 and $30,672 are included in Option Awards. For Mr. Ginsburg, Mr. Nevin and Mr. Pefanis, the amount shown under Option Awards also include $61,467, $41,029 and $35,804, respectively, relating to the amortization under FAS 123R of their SARs. See discussion of assumptions used in the valuation of the amended SARs and option awards in Note 2, “Share-Based Employee Compensation:” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 attached as Annex F to this proxy statement/prospectus.

(3)          All Other Compensation for 2006 includes the following items: (a) payments for commuting travel expenses and related taxes paid by Protection One on behalf of the executives, in the amounts of $3,841 and $14,562 for Mr. Ginsburg and Mr. Nevin, respectively (including income tax reimbursements of $1,347 and $5,106, respectively); (b) car allowance in the amount of $14,488, $13,536, $13,536, $13,536 and $13,558 for Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Sanchez, respectively; (c) company contributions under the Protection One 401(k) plan in the amount of $7,500, $7,500, $7,500, $6,000 and $5,250 for Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Sanchez, respectively; and (d) life and disability insurance premiums paid by Protection One in the amounts of $2,938, $2,380, $2,281, $2,080 and $1,820 for Mr. Ginsburg, Mr. Nevin, Mr. Pefanis, Mr. Griffin and Mr. Sanchez respectively.

Grants of Plan Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities		Closing Market Price	Grant Date Fair Value of Stock and
Name	Grant Date	SARs Units (#)	Threshold ($)	Target ($)	Maxi-mum ($)	Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	on Date of Grant ($/Sh)	Option Awards(6) ($)
Richard Ginsburg	5/12/06(1)	175,664	0	436,512	436,512	—	5.02	16.00	349,390
	11/14/06(2)	19,518	0	48,501	48,501	—	5.02	12.40	38,925
	11/14/06(3)	69,201	0	0	152,332	—	(3)	12.40	—
	11/14/06(4)	—	0	189,000	378,000	—	—	—	—
Darius Nevin	5/12/06(1)	117,256	0	291,372	291,372	—	5.02	16.00	233,218
	11/14/06(2)	13,028	0	32,375	32,375	—	5.02	12.40	25,982
	11/14/06(3)	46,192	0	0	101,682	—	(3)	12.40	—
	11/14/06(4)	—	0	126,000	252,000	—	—	—	—
Peter Pefanis	5/12/06(1)	102,324	0	254,268	254,268	—	5.02	16.00	203,520
	11/14/06(2)	11,369	0	28,252	28,252	—	5.02	12.40	22,674
	11/14/06(3)	40,310	0	0	88,734	—	(3)	12.40	—
	11/14/06(4)	—	0	112,140	224,280	—	—	—	—
J. Eric Griffin	7/25/06(5)	—	—	—	—	5,000	14.02	14.02	47,600
	11/14/06(4)	—	0	56,000	112,000	—	—	—	—
Joseph Sanchez	11/14/06(4)	—	0	49,000	98,000	—	—	—	—

(1)             Represents the modified SARs originally awarded on February 8, 2005 which were modified by fixing the base price at $5.02 per SAR and, if no qualified sale occurs, will vest and become payable on February 8, 2011. If a qualified sale were to occur at less than the base price of the SARs, which is fixed at $5.02 per SAR, the payout would be zero and if a qualified sale were to occur at a price of $7.50 or greater the payout would be at the maximum amount of $2.48 per SAR. Since the trading price as of December 29, 2006 was greater than $7.50 per share the target amount is equal to the maximum amount.

(2)             Represents the modified SARs with a fixed base price of $5.02 per SAR reallocated to the above named officers from an award made to a former executive on February 8, 2005. These SARs were modified on May 12, 2006 and, if a qualified sale does not occur, will vest and become payable on February 8, 2011. If a qualified sale were to occur at less than the base price of the SARs, which is $5.02 per SAR, the payout would be zero and if a qualified sale were to occur at a price of $7.50 or greater the payout would be at the maximum amount of $2.48 per SAR. Since the trading price as of December 29, 2006 was greater than $7.50 per share, the target amount is equal to the maximum amount.

(3)             Represents the non-modified SARs with a base price that increases at a rate of 9% per annum that were reallocated to the above named executive officers from an award made to a former executive on February 8, 2005. If there is no qualified sale prior to February 8, 2011, no payment will be made under these non-modified SARs. If a qualified sale were to occur at less than the base price of the SARs the payout would be zero and if a qualified sale were to occur at a price of $7.50 per share or greater the payout would be at the maximum amount as of December 31, 2006 of $2.20 per SAR. Since a qualified sale is not imminent at this time, the target payout amount is zero. The maximum payout is calculated assuming a December 31, 2006 qualified sale at a per share price of $7.50 or greater.

(4)             These amounts relate to payouts under the 2006 Short Term Incentive Plan. See the discussion under “Compensation Discussion and Analysis” for additional information relating to the 2006 Short Term Incentive Plan.

(5)             Mr. Griffin was awarded 5,000 stock options under the 2004 Stock Option Plan on July 25, 2006. No shares of Protection One common stock traded on July 25, 2006. The closing price for Protection One common stock for the most recent trading date on which there was a trade prior to July 25, 2006 was $14.02.

(6)             The amounts reported for Mr. Ginsburg, Mr. Nevin and Mr. Pefanis represent the present value of the expected future payout on the date of grant assuming there is not a qualified sale and assuming the named executive officer remains employed by the

Company until February 8, 2011. Option awards reported for Mr. Griffin represent the fair market value, determined using the Black-Scholes methodology, of 5,000 options granted in 2006. See discussion of assumptions used in the valuation of the amended SARs and option awards in Note 2, “Share-Based Employee Compensation:” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 attached as Annex F to this proxy statement/prospectus.

Each named executive officer is party to an employment agreement. The terms of each employment agreement are automatically extended on July 23 of each year for an additional one year period, subject to either party’s right to terminate by giving written notice at least 30 days prior to the end of the term. The current employment agreements provide for minimum annual base salaries for each of Mr. Ginsburg ($450,000), Mr. Nevin ($300,000), Mr. Pefanis ($267,000), Mr. Griffin ($200,000) and Mr. Sanchez ($175,000). Salaries paid to the named executive officers in 2006 were the minimum base amounts required by their respective employment agreements. Pursuant to their employment agreements, the named executive officers are eligible to receive bonus awards, payable in cash or otherwise, and to participate in all of Protection One’s employee benefit plans and programs in effect for the benefit of its senior executives, including stock option, 401(k) and insurance plans. Protection One will reimburse the named executive officers for all reasonable expenses incurred in connection with the conduct of its business, provided the executive officers properly account for any such expenses in accordance with its policies. Pursuant to their employment agreements, Mr. Ginsburg’s and Mr. Nevin’s reimbursable business expenses will include the costs of weekly air travel from and to their homes. Further, pursuant to their employment agreements, should any portion of Protection One’s reimbursement of travel expenses incurred by Mr. Ginsburg or Mr. Nevin constitute taxable wages for federal income or employment tax purposes, Protection One will pay Mr. Ginsburg and Mr. Nevin an additional amount to cover such tax liability.

As discussed in “Compensation Discussion and Analysis,” on May 12, 2006, after determining that the $70.5 million cash dividend declared on April 27, 2006 would adversely impact the SARs granted in 2005, the Protection One board of directors agreed to amend the SARs agreements by effectively fixing the exercise price on 439,160 outstanding SARs (the modified SARs) at $5.02. Therefore, if there is not a qualified sale prior to February 8, 2011, the holders of these modified SARs will be entitled to receive the difference between $7.50 and $5.02 per SAR, or $2.48, from Protection One for a total cash outlay of approximately $1.1 million on February 8, 2011.

Also as discussed in “Compensation Discussion and Analysis,” in November 2006, the Protection One board of directors approved the reallocation of SARs forfeited by a former executive officer to the other SAR Plan participants, Messrs. Ginsburg, Nevin and Pefanis.

The fiscal year 2006 expense associated with the modified SARs, including the reallocated modified SARs, is included in the Summary Compensation Table. The modification of the originally awarded SARs and the reallocation of both the modified and the unmodified SARs are reflected in the Grants of Plan Based Awards table below.

The options granted to Mr. Griffin in 2006 were granted under the 2004 Stock Option Plan. They vest and become exercisable ratably over a 48 month period.

As described under “Compensation Discussion and Analysis,” in order to mitigate the decrease in the value of stock options caused by of Protection One’s $3.86 per share dividend and recapitalization completed in May 2006, the Protection One board of directors approved a compensatory make-whole cash payment of $2.89 for each vested and unvested option then outstanding under the 2004 Stock Option Plan to the holders of such options, including to the named executive officers. The board of directors also reduced the exercise price of each vested and unvested option by $0.98.

Pursuant to the terms of their respective employment agreements, upon the occurrence of termination of employment each named executive officer is entitled to certain payments and benefits, which are described below under “Potential Payments Upon Termination or Change in Control.” The employment agreements contain provisions relating to non-competition, non-solicitation, non-disparagement and the protection of confidential information, which are also discussed below under “Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date
Richard Ginsburg	284,641	336,394	—	6.52	(1)	02/08/2011
	—	195,182	—	5.02	(2)	02/08/2011
	—	692,010	—	5.30	(3)	02/08/2011
	17,500	—	—	65.83		04/16/2011
Darius Nevin	177,901	210,246	—	6.52	(1)	02/08/2011
	—	130,284	—	5.02	(2)	02/08/2011
	—	461,917	—	5.30	(3)	02/08/2011
	1,000	—	—	103.50		02/08/2012
	4,400	—	—	60.30		08/01/2011
Peter Pefanis	177,901	210,246	—	6.52	(1)	02/08/2011
	—	113,693	—	5.02	(2)	02/08/2011
	—	403,097	—	5.30	(3)	02/08/2011
	900	—	—	103.50		02/08/2012
	2,000	—	—	137.50		06/28/2012
	500	—	—	135.00		09/12/2012
J. Eric Griffin	4,583	5,417	—	6.52	(1)	02/08/2011
	521	4,479	—	14.02	(4)	07/25/2012
	500	—	—	103.50		02/08/2012
Joseph Sanchez	6,875	8,125	—	6.52	(1)	02/08/2011
	1,000	—	—	67.50		03/14/2011
	600	—	—	71.88		01/27/2010
	120	—	—	446.38		01/21/2009
	120	—	—	550.00		01/26/2008

(1)          These options, which were granted in February 2005, vest and become exercisable ratably over a 48 month period, provided that the options granted to Messrs. Ginsburg, Nevin and Pefanis generally vest and become exercisable immediately upon a qualifying termination, as defined in their respective employment agreements (excluding a qualifying termination resulting from a voluntary termination for any reason during the thirty day period beginning six months after certain potential change in control transactions), that occurs after any sale by Quadrangle of at least 60% of its equity interest in Protection One.

(2)          Represents the base price of the modified SARs. Due to the May 12, 2006 modification, the base price on the modified SARs is fixed at $5.02 per SAR.

(3)          Represents the base price as of December 31, 2006 of the unmodified SARs. Under the SAR Plan, the base price increases at a rate of 9% compounded annually.

(4)          These options, which were granted in July 2006, vest and become exercisable ratably over a 48 month period.

Potential Payments Upon Termination or Change in Control

Protection One has entered into employment agreements with the named executive officers and maintains certain plans that in certain circumstances provide for payments or other benefits upon termination or following a change in control. Illustrative estimated payments and benefits that, based on various assumptions, could be provided to each named executive officer in each covered circumstance are shown in the tables below, assuming that the triggering event occurred on December 29, 2006 and at a price per share of Protection One common stock equal to the closing market price as of that date. Other assumptions used in preparing these estimates, the specific circumstances that would trigger these payment(s) or the provision of other benefits, the types of payment(s) or benefits that may be triggered, how payment and benefit levels are determined, material conditions or obligations applicable to the receipt of payments or benefits, and material factors regarding the named executive officers’ employment agreements are described in the footnotes to and the narrative following these tables.

Richard Ginsburg, Chief Executive Officer	Non-Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)		Change in Control (Without a Qualifying Termination) (5)
Compensation:
Base Salary	—	900,000	1,345,500		—		—
Short Term Incentive Plan	—	1,501,767	1,998,257		—		—
Stock Options—Additional Vesting(6)	—	72,195	1,877,078	(7)	—		1,877,078
Stock Appreciation Rights—Vesting(6)	—	—	1,946,870	(7)	—		1,946,870
Benefits and perquisites:
Post-Employment Benefits(8)	—	33,838	33,838		—		—
Life Insurance Proceeds	—	—	—		900,000		—
Disability Benefits	—	—	—			(4)	—
Accrued Vacation Pay	64,904	64,904	64,904		64,904		—
280G Tax Gross-up	—	—	2,003,103	(9)	—		—
TOTAL:	64,904	2,572,704	9,269,550		964,904		3,823,948

Darius Nevin, Chief Financial Officer	Non-Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)		Change in Control (Without a Qualifying Termination) (5)
COMPENSATION:
Base Salary	—	600,000	897,000		—		—
Short Term Incentive Plan	—	1,001,445	1,332,527		—		—
Stock Options—Additional Vesting(6)	—	45,122	1,173,174	(7)	—		1,173,174
Stock Appreciation Rights—Vesting(6)	—	—	1,299,536	(7)	—		1,299,536
BENEFITS & PERQUISITS:
Post-Employment Benefits(8)	—	31,684	31,684		—		—
Life Insurance Proceeds	—	—	—		600,000		—
Disability Benefits	—	—	—			(4)	—
Accrued Vacation Pay	43,269	43,269	43,269		43,269		—
280G Tax Gross-up	—	—	1,322,761	(9)	—		—
TOTAL:	43,269	1,721,520	6,099,951		643,269		2,472,710

Peter Pefanis	Non-Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)		Change in Control (Without a Qualifying Termination) (5)
COMPENSATION:
Base Salary	—	534,000	798,330		—		—
Short Term Incentive Plan	—	893,231	1,188,536		—		—
Stock Options—Additional Vesting(6)	—	45,122	1,173,174	(7)	—		1,173,174
Stock Appreciation Rights—Vesting(6)	—	—	1,134,053	(7)	—		1,134,053
BENEFITS & PERQUISITS:
Post-Employment Benefits(8)	—	32,914	32,914		—		—
Life Insurance Proceeds	—	—	0		534,000		—
Disability Benefits	—	—	0			(4)	—
Accrued Vacation Pay	38,510	38,510	38,510		38,510		—
280G Tax Gross-up	—	—	1,513,589	(9)	—		—
TOTAL:	38,510	1,543,777	5,879,106		572,510		2,307,227

J. Eric Griffin, VP	Non-Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)		Change in Control (Without a Qualifying Termination) (5)
COMPENSATION:
Base Salary	—	200,000	398,000		—		—
Short Term Incentive	—	278,956	417,418		—		—
Long Term Incentive							—
Stock Options—Additional Vesting(6)	—	1,163	30,225	(10)	—		30,225
Stock Appreciation Rights—Vesting	—	—	—		—		—
BENEFITS & PERQUISITS:
Post-Employment Benefits(8)	—	10,770	21,541		—		—
Life Insurance Proceeds	—	—	—		400,000		—
Disability Benefits	—	—	—			(4)	—
Accrued Vacation Pay	28,846	28,846	28,846		28,846		—
280G Tax Gross-up	—	—	—		—
TOTAL:	28,846	519,735	896,030		428,846		30,225

Joseph Sanchez	Non-Qualifying Termination (1)	Qualifying Termination (2)	Qualifying Termination with Change in Control (2)(3)		Death or Disability (4)		Change in Control (Without a Qualifying Termination) (5)
COMPENSATION:
Base Salary	—	175,000	348,250		—		—
Short Term Incentive	—	196,123	293,470		—		—
Long Term Incentive							—
Stock Options—Additional Vesting(6)	—	1,744	45,338	(10)	—		45,338
Stock Appreciation Rights—Vesting	—	—	—		—		—
BENEFITS & PERQUISITS:							—
Post-Employment Benefits(8)	—	3,987	7,975		—		—
Life Insurance Proceeds	—	—	—		350,000		—
Disability Benefits	—	—	—			(4)	—
Accrued Vacation Pay	25,240	25,240	25,240		25,240		—
280G Tax Gross-up	—	—	—		—
TOTAL:	25,240	402,094	720,273		375,240		45,338

(1)   A non-qualifying termination is any termination not qualifying as a qualifying termination, and includes a voluntary termination by the named executive without good reason, retirement, a termination by Protection One for cause, or any termination on account of death or disability. The meanings of the terms “cause” and “good reason” for purposes of determining potential payments to named executive officers upon termination or a change in control are described below.

(2)   A qualifying termination is a termination of the named executive’s employment by Protection One other than for cause or by the named executive for good reason. These calculations assume that the named executive’s date of termination was December 29, 2006, which was the last business day of Protection One’s last completed fiscal year, and assume that the price per share of Protection One common stock on the date of termination was $12.10 per share, which was the closing price per share of Protection One common stock as of December 29, 2006 reported on the OTC Bulletin Board.

(3)   This column applies to a qualifying termination within four months prior or one year after a change in control. The meaning of the term “change in control,” for purposes of determining potential payments to named executive officers under their respective employment agreements upon a qualifying termination with a change in control, is described below. These calculations assume that the change in control occurred on December 29, 2006, which was the last business day of Protection One’s last completed fiscal year.

(4)   A termination due to death or disability is not a qualifying termination. Protection One’s long term disability coverage provides each named executive up to 66.67% of base salary up to a maximum monthly benefit of $11,112. Protection One provides life insurance coverage equal to two times the named executive’s base salary.

(5)   Assumes that the change in control is also a qualified sale and that it occurred as of December 29, 2006, which was the last business day of Protection One’s last completed fiscal year. If a change in control did not constitute a qualified sale, such an event would not trigger a payout on the SARs. Protection One has assumed for illustrative purposes that it would exercise its discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of a change in control. If Protection One were not to exercise its discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of the change in control, then the change in control would not trigger any acceleration of vesting or termination of options in exchange for consideration.

(6)   Assumes a value per share of Protection One common stock of $12.10 per share, which was the closing price per share of Protection One common stock as of December 29, 2006 reported on the OTC Bulletin Board. The values shown in this row with respect to additional vesting of stock options represent the intrinsic value (i.e., the excess of the price per share as of December 29, 2006 over the exercise price of the option) of the options for which vesting is accelerated or that are terminated in exchange for consideration.

(7)   These calculations assume that the change in control is also a qualified sale and that it occurred on December 29, 2006. If a change in control did not constitute a qualified sale, then (i) such an event would not trigger a payout on the SARs and (ii) if Protection One were not to exercise its discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of a change in control, the value of the vesting of stock options triggered by the qualifying termination would be the amount shown in the “Qualifying Termination” column.

(8)   Messrs. Ginsburg, Nevin and Pefanis are entitled to continuing medical, dental and life insurance coverage for three years following a qualifying termination and other named executive officers are entitled to one year of continuing coverage following a qualifying termination and two years of continuing coverage following a qualifying termination coupled with a change in control.

(9)   Assumes that the triggering event would be a change in control as defined in the named executive officer’s employment agreement, a qualified sale as defined in the SAR Plan, a change in control for purposes of Section 409A of the Code and a change in control for purposes of Section 280G of the Code. This calculation further assumes that the qualifying termination occurs within four months prior to or one month after the change in control. See the discussion below under “Salary, Bonus and Insurance Benefits Under Employment Agreements.” The make-whole payment, the amendment to the option grants and the amendment to the SARs in 2006 were not contingent on any anticipated change in control. Accordingly, Protection One has assumed that it would be able to overcome the presumption under the Code that such types of payments or amendments within the year prior to a change in control are contingent on a change in control and has, therefore, assumed that such payments would not constitute “parachute payments” under Section 280G of the Code.

(10)   Protection One has assumed for illustrative purposes that it would exercise its discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of a change in control. If Protection One were not to exercise its discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of a change in control, the value of the vesting of stock options triggered by the qualifying termination would be the amount shown in the “Qualifying Termination” column.

Below is a description of additional assumptions that were used in creating the tables above and certain contract provisions relating to the potential payments shown in the tables above. Unless otherwise noted the descriptions of the payments below are applicable to all of the above tables relating to potential payments upon termination or change in control.

Post-Termination Benefits Under Employment Agreements

Each named executive officer is party to an employment agreement. The terms of each employment agreement are automatically extended on July 23 of each year for an additional one year period, subject to either party’s right to terminate by giving written notice at least 30 days prior to the end of the term. Certain terms of these employment agreements relating to compensation during the applicable named executive officer’s term of employment are described above in the narrative following the Grants of Plan Based Awards table.

Pursuant to the terms of their respective employment agreements, a termination of employment by Protection One other than for “cause” or by the executive for “good reason” constitutes a “qualifying termination,” and upon a qualifying termination Mr. Ginsburg, Mr. Nevin and Mr. Pefanis would be entitled to receive (a) a lump-sum cash payment equal to (i) annual base salary and bonus amounts earned but not previously paid through the date of the termination, (ii) a bonus equal to the average bonus over the preceding three years (the average annual bonus) pro rated for the fiscal year in which the termination occurs, less any amount paid to the executive from the company’s annual incentive plan for the fiscal year in which the termination occurs, and (iii) the cash equivalent of any accrued paid time off, (b) a lump-sum cash payment equal to the sum of (x) 2.0 (or 2.99 for terminations within four (4) months prior to or one (1) year after a “change in control”) times the executive officer’s annual base salary plus (y) 2.0 (or 2.99 for terminations within four (4) months prior to or one (1) year after a “change in control”) times the executive officer’s average annual bonus and (c) continued participation for three years in Protection One’s medical, dental and life insurance plans or a lump-sum cash payment in lieu thereof.

Mr. Griffin’s and Mr. Sanchez’s employment agreements also provide that a qualifying termination is defined as a termination of employment by Protection One other than for “cause” or by Mr. Griffin or Mr. Sanchez, as applicable, for “good reason.” Upon a qualifying termination, Mr. Griffin or Mr. Sanchez, as applicable, would be entitled to receive (a) a lump-sum cash payment equal to (i) his annual base salary and bonus amounts earned but not previously paid through the date of the termination, (ii) a bonus equal to the average bonus over the preceding three years (the average annual bonus) pro rated for the fiscal year in which the termination occurs, less any amount paid to the executive from the company’s annual incentive plan for the fiscal year in which the termination occurs and (iii) the cash equivalent of any accrued paid time off, (b) a lump-sum cash payment equal to the sum of (x) 1.0 (or 1.99 for terminations within four (4) months prior to or one (1) year after a “change in control”) times his annual base salary plus (y) 1.0 (or 1.99 for terminations within four (4) months prior to or one (1) year after a “change in control”) times his average annual bonus and (c) continued participation for one year (or two years for terminations within four (4) months prior to or one (1) year after a “change in control”) in Protection One’s medical, dental and life insurance plans or a lump-sum cash payment in lieu thereof.

The employment agreements of the named executive officers were amended on February 8, 2005 to provide that the executives’ rights with respect to options granted under the 2004 Stock Option Plan and, for Messrs. Ginsburg, Nevin and Pefanis, SARs granted under the SAR Plan, will be governed exclusively by the terms of such plans and the applicable grant agreements, including such rights in the event of a termination of employment or an underwritten registered public offering of voting securities.

The definitions of “cause” and “good reason” in the named executive officers’ employment agreements are described below under “Involuntary not for Cause Termination and Termination for Good Reason.”

Non-Compete, Non-Solicitation, Non-Disparagement and Confidentiality Provisions of Employment Agreements

Each named executive officer’s employment agreement with Protection One includes non-compete, non-solicitation, non-disparagement and confidentiality provisions. The non-compete provisions apply during the named executive officer’s employment and until the second anniversary of the named executive officer’s termination of employment, which is referred to as the non-compete period. During the non-compete period, each named executive officer is generally prohibited from owning, managing, operating or otherwise being connected to any entity engaged, at the time that the named executive officer becomes associated with the entity, in the business of providing property monitoring services with revenue in excess of $160,000,000, except that each named executive officer’s employment agreement provides that he may own for investment purposes an aggregate of up to 3% of the publicly traded securities of any corporation listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market. If a named executive officer challenges the enforceability of the non-compete provisions of his employment agreement, then he forfeits any right to any payments with respect to base salary, short term incentive plan, benefits and perquisites under his employment agreement that are triggered by a termination of employment to the extent that such payments or benefits have not already been received.

The non-solicitation, non-disparagement and confidentiality provisions in each named executive officer’s employment agreement are not expressly linked to the receipt of payments or benefits upon a termination of employment or a change in control. The non-solicitation and confidentiality provisions apply during the non-compete period. The non-disparagement provisions are not expressly limited in duration.

Equity Acceleration

Had there been a qualifying termination of any of Protection One’s named executive officer’s employment as of December 29, 2006, under the 2004 Stock Option Plan the executive would have been entitled to one month of additional vesting acceleration of the executive’s then unvested stock options. Pursuant to their respective option agreements, all options granted under the 2004 Stock Option Plan held by Messrs. Ginsburg, Nevin and Pefanis will vest and become exercisable immediately on a qualifying termination that occurs on or after a qualified sale, as defined in the SAR Plan, and will remain exercisable until the earlier of the expiration date of the options or the first anniversary of such termination. Protection One has assumed for purposes of the tables above that it would exercise its discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of a change in control.

Under the 2004 Stock Option Plan, in the event of a merger or consolidation in which Protection One is not the surviving corporation or certain other transactions with a similar effect, the Compensation Committee may provide that all outstanding options will terminate and their holders will be entitled to receive a net payment in cash or other consideration for the terminated options based on the amount of the per share consideration being paid for the shares of Protection One common stock in the transaction less the applicable exercise price per share under the option. Protection One has assumed for illustrative purposes in preparing the tables above that it would exercise its discretion under the 2004 Stock Option Plan to accelerate vesting or terminate options in exchange for consideration in the event of a change in control. Under the option agreements applicable to the named executive officers, if an option holder’s right to receive stock is converted pursuant to the 2004 Stock Option Plan into a right to receive cash, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date. For purposes of the tables above, Protection One has assumed an applicable payment date of December 29, 2006.

Under the option agreements applicable to options granted to named executive officers under the 2004 Stock Option Plan, any shares of stock purchased through the exercise of options generally will be issued and delivered to the option holder, and any net payment due to such holder if an option holder’s right to receive stock is converted pursuant to the plan into a right to receive cash or other consideration will be paid to such holder, upon (and only upon) the earlier of: (1) six months after death, disability or a separation from service, as such terms are used in Section 409A of the Code; (2) ten calendar days following a change in control for purposes of Section 409A of the Code, and (3) February 8, 2011. Accordingly, a change in control, separation from service, death or disability for purposes of Section 409A may accelerate a net payment due to a holder and may accelerate delivery of any shares of stock that have been purchased through the exercise of stock options under the 2004 Stock Option Plan. As of December 29, 2006, none of the named executive officers had exercised any stock options, nor had any of their stock options been converted into the right to receive a net payment in cash or other consideration, under the 2004 Stock Option Plan.

As described under “Compensation Discussion and Analysis,” under the SAR Plan, the SARs, which are held by Messrs. Ginsburg, Nevin and Pefanis, vest and become payable upon the earlier of (1) a “qualified sale” as defined in the SAR Plan, which generally means the first transaction that results in Quadrangle and its affiliates having sold, assigned or transferred to unaffiliated parties at least 60% of the equity interest in Protection One held as of February 8, 2005 by POI Acquisition, LLC, POI Acquisition I, LLC and Quadrangle Master Funding Ltd, provided that, if the qualified sale does not qualify as a permissible distribution event, then the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011.

Health Care Benefits

The value of the health benefits, which consists of medical, dental and life insurance benefits, is estimated based upon the current costs to Protection One of providing such benefits.

Involuntary not for Cause Termination and Termination for Good Reason

Each of Protection One’s named executive officers will be entitled to certain benefits as described in the tables above in the event of a qualifying termination, which means that the executive’s employment is terminated by Protection One for reasons other than cause or by the executive for good reason, as defined in the named executive officer’s employment agreement.

A termination of a named executive officer by Protection One is for “cause” if it is for any of the following reasons:

•       the willful and continued failure of the named executive officer to perform substantially his duties with Protection One (other than any such failure resulting from such named executive officer’s incapacity due to physical or mental illness or any such failure subsequent to the named executive officer being delivered a notice of termination without cause by Protection One or the named executive officer delivering a notice of termination for good reason to Protection One) that is not remedied within 30 days after a written demand for substantial performance is delivered to the named executive officer by the Chairman of the Protection One board of directors or the Chairman of the Compensation Committee or, in the case of named executive officers other than the chief executive officer, the chief executive officer, which specifically identifies the manner in which the named executive officer has not substantially performed his duties; or

•       the named executive officer’s conviction by a court of law, admission in a legal proceeding that he is guilty or plea of nolo contendere, in each case, with respect to a felony.

For purposes of the definition of the term cause, no act or failure to act by a named executive officer will be considered “willful” unless it was done or omitted to be done by the named executive officer in bad faith and without reasonable belief that his action or omission was in, or not opposed to, the best interests of Protection One.

A termination by a named executive officer is for “good reason” if it is based on any of the following events:

•       any change in the duties or responsibilities (including reporting responsibilities) of the named executive officer that is inconsistent in any material and adverse respect (which may be cumulative) with named executive officer’s position(s), duties, responsibilities or status with Protection One (including any adverse diminution of such duties or responsibilities), provided, however, that good reason shall not be deemed to occur upon a change in duties or responsibilities (other than reporting responsibilities) that is solely and directly due to Protection One no longer being a publicly traded entity;

•       the failure to reappoint or reelect the named executive officer to any position held by him without his consent;

•       a material breach of the employment agreement by Protection One including but not limited to reduction in the named executive officer’s base salary or other reduction in medical, dental, life or disability benefits (except to the extent such reductions apply consistently to all other senior executives); or

•       the relocation by Protection One of the named executive officer’s principal workplace location more than 50 miles (35 miles for Mr. Pefanis and 25 miles for Messrs. Ginsburg and Nevin) from the workplace location principally used by the named executive officer as of July 23, 2004.

In addition, a termination by Mr. Ginsburg is also for “good reason” if it is based on any of the following events:

•       the appointment by the Protection One board of directors of a chief operating officer, chief financial officer or president of Protection One over Mr. Ginsburg’s written objection;

•       causing or permitting, without Mr. Ginsburg’s consent) any person other than Mr. Ginsburg to present and recommend the business plan to the board of directors;

•       subject to restrictions under the bylaws of Protection One as of the date of Mr. Ginsburg’s employment agreement, July 23, 2004, reducing the hiring or firing authority of Mr. Ginsburg as in effect as of such date (it being understood, however, that Mr. Ginsburg will consult and collaborate with the Protection One board of directors prior to the hiring or firing of any senior manager of Protection One); or

•       the appointment of a Chairman of the Protection One board of directors (other than a Chairman who is not an executive or an officer of Protection One) without Mr. Ginsburg’s consent.

In addition, a termination by any of Messrs. Ginsburg, Nevin or Pefanis is also for “good reason” if it is based on a failure by Protection One to indemnify the named executive officer pursuant to the terms of his employment agreement with respect to any payments previously made to the named executive officer.

Payments upon a Termination in connection with a Change in Control

Each of Protection One’s named executive officers will be entitled to certain benefits described if the executives employment is terminated pursuant to a qualifying termination during the four month period before or the 12 month period after a change in control, as defined in the named executive officer’s employment agreement. A change in control means any of the following:

•       individuals who constituted the Protection One board of directors as February 8, 2005, which persons are referred to as incumbent directors, and persons whose election or nomination for election was approved by a vote of at least two-thirds of the incumbent directors then on the board, which persons are also deemed to be incumbent directors, cease for any reason to constitute at least a majority of the Protection One board of directors;

•       any person, entity or any group (other than Quadrangle Group, MacKay Shields, LLC or Citibank International plc or certain of their affiliates, which are referred to as the specified debt holders, and certain other entities, including Protection One employee benefit plans, underwriters temporarily holding securities pursuant to offering of such securities and any entity controlled by the named executive officer and other employees of Protection One) becomes a beneficial owner, directly or indirectly, of thirty-three and one-third percent of the combined voting power of Protection One’s then outstanding securities eligible to vote for the election of the Protection One board of directors, unless a specified debt holder continues to beneficially own a greater number of shares of Protection One or has the right to direct the vote of a greater number of voting securities for directors of Protection One, than that held by such other person, entity or group;

•       a dissolution or liquidation of Protection One; or

•       a merger, consolidation, statutory share exchange, sale of all or substantially all of Protection One’s assets or other similar business combination, unless:

•        more than 50% of the total voting power of the surviving parent corporation immediately following the business combination is represented by Protection One voting securities that were outstanding immediately prior to the business combination;

•        no person (other than one or more specified debt holders, an employee benefit plan of a specified debt holder or the surviving parent corporation, or a group in which one or more specified debt holders holds a majority of the voting power of the subject securities held by such group) is or becomes the beneficial owner of more than 33 1/3% of the total voting power of the outstanding voting securities eligible to elect directors of the surviving parent corporation; and

•        at least a majority of the members of the board of directors of the surviving parent corporation following the completion of the business combination were incumbent directors of Protection One at the time that the Protection One board of directors approved the initial agreement providing for the business combination.

Tax Gross-up on Lump Sum Insurance Related Payments

Protection One has agreed to reimburse each named executive officer for any income taxes that are payable by the executive as a result of Protection One, in lieu of providing post-termination medical, dental and life insurance benefits, electing to pay to the executive a lump sum payment, which is referred to as a lump sum insurance payment, based on the cost of premiums required to provide continuing medical, dental and life insurance coverage comparable to that available under Protection One’s plans. The company has also agreed to reimburse the executive for any income taxes that are payable by the executive as a result of Protection One reimbursing the executive for such income taxes that are payable by the executive.

For purposes of the table above, Protection One has assumed that it will not elect to pay any lump sum insurance payment. If Protection One were to elect to pay a lump sum insurance payment, then Protection One estimates, based on the current costs of the applicable premiums to the company, that the lump sum insurance payment to Messrs. Ginsburg, Nevin, Pefanis, Griffin and Sanchez would be $53,282, $49,889, $57,024, $33,896 and $13,435, respectively. Protection One estimates that the associated tax gross-up payments (based upon a 35% federal income tax rate, a 1.45% Medicare tax rate and the applicable state income tax rate) would be $19,444, $18,205, $24,110, $12,355 and $5,461, to Messrs. Ginsburg, Nevin, Pefanis, Griffin and Sanchez, respectively.

280G Tax Gross-up

Upon a change in control of Protection One, one or more named executive officers of Protection One may be subject to certain excise taxes pursuant to Section 280G of the Code. Protection One has agreed to reimburse each named executive officer for all excise taxes that are imposed on the executive under Section 280G and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G excise taxes. The total Section 280G tax gross-up amount in the above tables assumes that the executive is entitled to a full reimbursement by Protection One of (i) any excise taxes that are imposed upon the executive as a result of the change in control, (ii) any income and excise taxes imposed upon the executive as a result of Protection One’s reimbursement of the excise tax amount and (iii) any additional income and excise taxes that are imposed upon the executive as a result of Protection One’s reimbursement of the executive for any excise or income taxes. The calculation of the Section 280G gross-up amount in the above tables is based upon a Section 280G excise tax rate of 20%, a 35% federal income tax rate, a 1.45% Medicare tax rate, and applicable state income tax rates of 6.45% for Kansas (applicable to portions of Messrs. Ginsburg’s and Nevin’s compensation) and 8.97% for New Jersey (applicable to Mr. Pefanis’s compensation). For purposes of calculating the Section 280G tax gross-up, Protection One has assumed (i) that no other federal, state, local or foreign taxes are applicable to any of the named executive officers, (ii) that no amounts will be discounted as attributable to reasonable compensation and (iii) that no value will be attributed to the executive executing a non-competition agreement.

The payment of the Section 280G tax gross-up amount will be payable to the executive for any excise tax incurred regardless of whether the executive’s employment is terminated. However, the amount of the Section 280G tax gross-up will change based upon when the executive’s employment with Protection One is terminated because the amount of compensation subject to Section 280G will change. In the event that no compensation is subject to Section 280G, no Section 280G tax gross up will be paid.

Each named executive officer’s employment agreement provides that he agrees to reduce the aggregate amount of any payments or benefits that constitute “parachute payments” under Section 280G of the Code to the extent necessary so that such payments and benefits do not equal or exceed three times the named executive officer’s “base amount” (and therefore are not subject to the excise tax imposed by Section 4999); provided, however, that a named executive officer is not required to make any such reduction if the reduction necessary to cause such payments and benefits not to equal or exceed three times his “base amount” is more than $100,000.

Certain Relationships and Related Transactions

Quadrangle Management Agreements

On April 18, 2005, Protection One entered into management agreements with each of Quadrangle Advisors LLC (“QA”) and Quadrangle Debt Recovery Advisors LP (“QDRA,” and together with QA, the “Advisors”), pursuant to which the Advisors, affiliates of Quadrangle, will provide business and financial advisory and consulting services to Protection One in exchange for annual fees of $1.0 million (in the case of QA) and $0.5 million (in the case of QDRA), payable in advance in quarterly installments. The Quadrangle management agreements also provide that when and if the Advisors advise or consult with Protection One’s board of directors or senior executive officers with respect to an acquisition by Protection One, divesture (if Protection One does not engage a financial advisor with respect to such divesture) or financing transaction, they may also invoice Protection One for, and Protection One shall pay, additional fees in connection with any such transaction in an amount not to exceed 0.667% (in the case of QA) and 0.333% (in the case of QDRA) of the aggregate value of such transaction. The Quadrangle management agreements are effective as of February 8, 2005 and shall continue in effect from year to year unless amended or terminated by mutual consent of the parties, subject to automatic termination in certain specified situations and subject to termination at any time upon ninety days notice by either party. For 2006, approximately $1.5 million was expensed related to these agreements.

Credit Facility

Protection One had outstanding borrowings under the credit facility with Quadrangle of $201.0 million at December 31, 2004. The Quadrangle credit facility, with a remaining principal balance of $78 million, was repaid in full on April 18, 2005 in connection with the consummation of a bank credit agreement. The following table indicates the amount of interest accrued and paid on the credit facility for the periods listed (dollar amounts in millions).

	2005
	February 9- April 18	January 1- February 8
Interest Accrued	$1.5	$1.9
Interest Paid	$1.5	$1.9

Protection One also paid Quadrangle a one-time fee of $1.15 million upon consummation of the debt-for-equity exchange in connection with the amendment to the credit facility.

Quadrangle Debt Restructuring Reimbursement

In addition to interest accrued and paid under the Quadrangle credit facility, discussed above, Protection One expensed $0.2 million for legal expenses incurred by Quadrangle for the period January 1, 2005 through February 8, 2005. Protection One paid $0.6 million and owed $0.3 million to Quadrangle for legal expenses incurred by Quadrangle for the year ended December 31, 2004. Pursuant to contractual requirements, Protection One also paid the costs for the financial and legal advisors for both the senior and subordinated debt holders relating to the restructuring of Protection One’s indebtedness.

Board of Directors; Amended Bylaws; Stockholders Agreement

Prior to the completion of the Merger.   Pursuant to the stockholders agreement with affiliates of Quadrangle Group, for so long as POI Acquisition, LLC owns at least 40% of the outstanding shares of Protection One common stock, it may elect to increase the size of the board by one director, which it is entitled to designate. In April 2006, POI Acquisition LLC, elected to increase the size of the Protection

One board of directors to six persons and appointed Henry Ormond to the vacancy on the board created by this action.

In accordance with the stockholders agreement, Protection One amended its bylaws following the restructuring. The amended bylaws prevent Protection One from voluntarily filing for bankruptcy, merging or consolidating with another entity until February 8, 2007 or from selling all or substantially all of its assets without the written consent of Quadrangle Master Funding Ltd. The stockholders agreement also includes voting agreements, certain restrictions on the transfer of Protection One common stock, drag-along rights in favor of POI Acquisition, LLC and tag-along rights in favor of Quadrangle Master Funding Ltd, all upon customary terms and subject to certain customary exceptions (including exceptions for certain transfers among affiliates). In addition, the stockholders agreement provides the Quadrangle parties with the right to participate on a proportional basis in any future equity issuance by Protection One, except for issuances pursuant to registered public offerings, business combination transactions or officer, employee, director or consultant arrangements.

Following completion of the Merger.   Pursuant to an amendment and restatement of this stockholders agreement to be entered into upon consummation of the merger, the board of directors of the combined company is to be comprised of nine directors (which may be increased in eleven in certain circumstances) and, subject to the maintenance of a certain threshold of ownership in Protection One, POI Acquisition will be able to direct the election of three Protection One directors (which number may be increased to five under certain circumstances) and Quadrangle Master Funding Ltd. will be able to direct the election of two Protection One directors.

Registration Rights Agreement

As a condition to the consummation of the debt-for-equity exchange, Protection One entered into a registration rights agreement with POI Acquisition, LLC and Quadrangle Master Funding Ltd. The registration rights agreement provides, among other things, that Protection One will register, upon notice, shares of Protection One common stock owned by such parties. Under the registration rights agreement, POI Acquisition, LLC is permitted up to four demand registrations and Quadrangle Master Funding Ltd is permitted up to two demand registrations, subject to certain conditions described in the registration rights agreement. POI Acquisition, LLC and Quadrangle Master Funding Ltd also received piggyback registration rights whereby they shall have the opportunity to register their securities pursuant to any registration statement Protection One may file in the future, subject to certain conditions. Protection One is also obligated to pay certain of their expenses pursuant to the registration of their securities under the registration rights agreement.

Change in Control and Debt Restructuring Payments

Upon the change of control on February 17, 2004, $11.0 million was paid to executive management, $3.5 million was paid to the financial advisor to the Special Committee of Protection One’s board of directors and $1.6 million of expense was recorded for director and officer insurance that lapsed upon the change of control. In addition to its own financial and legal advisors, Protection One also agreed to pay the financial advisory and legal fees incurred on behalf of Quadrangle and certain holders of Protection One’s publicly-held debt. For the year ended December 31, 2004, Protection One incurred expenses relating to these advisors of approximately $8.2 million. For the period from January 1, 2005 through February 8, 2005, Protection One recorded expense of $5.9 million, including $5.6 million in fees paid on February 8, 2005 upon completion of the restructuring.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF PROTECTION ONE

In February 2005, Protection One completed a one-share-for-fifty-shares reverse stock split of the outstanding shares of Protection One common stock.

The following table sets forth certain information with respect to all persons known by Protection One to be the beneficial owners of more than 5% of Protection One outstanding common stock as of February 9, 2007 and after giving effect to the merger, and each of its directors and named executive officers and all of its directors and executive officers as a group. Information in the table is based on such owners’ Schedule 13D as filed with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership as of February 9, 2007(1)		Percent of Class as of February 9, 2007	Percent of Class giving effect to the merger
POI Acquisition, LLC	11,803,887		64.71%	46.64%
375 Park Avenue, 14th Floor New York, NY 10152
Quadrangle Master Funding Ltd	5,333,333	(2)	29.24%	21.07%
375 Park Avenue, 14th Floor New York, NY 10152
Richard Ginsburg	421,648	(3)(4)(9)	2.26%	1.64%
Darius G. Nevin	274,376	(3)(4)(9)	1.48%	1.07%
Peter J. Pefanis	239,957	(3)(9)	1.30%	*
J. Eric Griffin	13,246	(3)	*	*
Joseph R. Sanchez	16,731	(3)	*	*
Steven Rattner	0	(5)	n/a	n/a
David A. Tanner	0		n/a	n/a
Michael Weinstock	0	(6)	n/a	n/a
Robert J. McGuire	1,334	(7)	*	*
Henry Ormond	0	(8)	n/a	n/a
Raymond C. Kubacki	0		n/a	*
Arlene M. Yocum	0		n/a	*
All directors and named executive officers of Protection One as a group (10 persons prior to the merger and 12 persons after the merger)	967,291		5.03%	3.68%

*       Each individual owns less than one percent of the outstanding shares of Protection One Common Stock.

(1)   No Protection One director or named executive officer owns any of our equity securities other than Protection One common stock.

(2)   Quadrangle Master Funding Ltd holds 5,333,333 shares of Protection One common stock directly. In addition, 533,072 shares are currently held by QDRF Master Ltd and 35,538 shares are currently held by Quadrangle Debt Opportunities Fund Master Ltd. As stockholder of these entities, Quadrangle Master Funding Ltd may be deemed to share voting and/or dispositive power over shares held by them. However, Quadrangle Master Funding Ltd disclaims beneficial ownership of such shares.

(3)   Includes shares subject to options that are currently exercisable or that become exercisable within 60 days after February 9, 2007 as follows: Mr. Ginsburg, 340,956; Mr. Nevin, 207,560; Mr. Pefanis, 206,560; Mr. Griffin, 6,542; and Mr. Sanchez, 9,653.

(4)   Includes shares held in 401(k) plan: Mr. Ginsburg, 92; Mr. Nevin, 148.

(5)   Mr. Rattner is a Managing Member of Quadrangle GP Investors LLC, a Member of QDRA 1 GP LLC and a Member of QDRA 2 GP LLC. Mr. Rattner disclaims beneficial ownership of the shares of Protection One common stock that may be deemed beneficially owned by  POI Acquisition, LLC (“POIA”), Quadrangle Master Funding Ltd (“QMFL”), QDRF Master Ltd (“QDRF”), Quadrangle Debt Opportunities Fund Master Ltd (“QDOFM”), Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (collectively, the “Quadrangle Funds”) or any affiliates thereof.

(6)   Mr. Weinstock is a Director and Member of QMFL, a Managing Principal of Quadrangle Debt Recovery Advisors LP, a Member of Quadrangle GP Investors LLC, a Member of QDRA 1 GP LLC and a Member of QDRA 2 GP LLC. Mr. Weinstock disclaims beneficial ownership of the shares of Protection One common stock that may be owned or deemed beneficially owned by  POIA, QMFL, QDRF, QDOFM, the Quadrangle Funds or any affiliates thereof.

(7)   In accordance with the director compensation plan, Mr. McGuire was granted 1,000 and 2,000 Protection One Restricted Share Units (RSUs) in March of 2006 and 2005, respectively. One-fourth of the RSUs vest and convert into shares of Protection One common stock in each of the four years following the grant.

(8)   Mr. Ormond is a Principal of Quadrangle Group LLC and a Manager of POIA. Mr. Ormond disclaims beneficial ownership of the shares of Protection One common stock that may be owned or deemed beneficially owned by  POIA, QMFL, QDRF, QDOFM, the Quadrangle Funds or any affiliates thereof.

(9)   Amounts owned exclude Protection One SARs for Messrs. Ginsburg, Nevin and Pefanis, granted on February 8, 2005 pursuant to the management incentive plan. See “Management of Protection One—Compensation Discussion and Analysis” for information on the SAR grant, including the modification and reallocation of SARs in 2006.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information, which is referred to as the pro forma financial information, has been prepared to give effect to the merger of Protection One and IASG. The pro forma financial information was prepared using the historical consolidated financial statements of Protection One and IASG.

The unaudited pro forma condensed combined balance sheet as of September 30, 2006 combines the unaudited consolidated condensed balance sheets of Protection One and IASG as of September 30, 2006 and gives effect to the merger as if it occurred on September 30, 2006.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2005 and for the nine months ended September 30, 2006 give effect to the merger as if it occurred on January 1, 2005. Additionally, the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2005 gives effect to the adoption of the new basis of accounting, which was required when Quadrangle obtained control of more than 95% of the common stock of Protection One on February 8, 2005, as if it occurred on January 1, 2005 (see Note 2).

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, Protection One is treated as the acquirer of IASG for accounting purposes. Accordingly, the combined company will allocate the purchase price paid by Protection One to the fair value of the IASG assets acquired and liabilities assumed. The pro forma adjustments reflect preliminary estimates of the purchase price allocation under purchase accounting, which are expected to change upon finalization of appraisals and other valuation studies that Protection One will arrange to obtain. The final allocation will be based on the actual assets and liabilities that exist as of the date of the merger with IASG. Any additional purchase price allocation to property, plant and equipment or finite lived intangible assets would result in additional depreciation and amortization expense, which may be significant. The final allocation of the purchase price paid by Protection One may differ significantly from that reflected in these pro forma financial statements. As a result, the pro forma information is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the merger been completed on the applicable dates of this pro forma financial information. In addition, the pro forma financial information does not purport to project the future financial condition and results of operations of the combined company.

Protection One and IASG stockholders should read the pro forma financial information in conjunction with Protection One’s and IASG’s audited and unaudited historical consolidated financial statements, accompanying footnotes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Protection One’s and IASG’s Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2006 and Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2005.  In the case of Protection One, such documents are attached as Annexes D and E to this proxy statement.  In the case of IASG, such documents are incorporated by reference into this document. See “Where You Can Find More Information” beginning page 133.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2006

			Merger
In thousands, except per share amounts	Protection One, Inc.	IASG	Pro Forma Adjustments		Pro Forma Combined
			(see Note 3(a))
Assets:
Cash and cash equivalents	$20,526	$16,181	$(7,750	)(3)	$28,957
Current portion of notes receivable	—	3,748	—		3,748
Accounts receivable, net	28,067	4,933	—		33,000
Inventories	4,261	1,453	—		5,714
Prepaid expenses	2,251	1,913	—		4,164
Due from related parties	—	103	—		103
Other current assets	3,352	—	—		3,352
Total current assets	58,457	28,331	(7,750)		79,038
Restricted cash	1,862	287	—		2,149
Property and equipment, net	21,163	7,749	—		28,912
Notes receivable, net of current portion	—	9,564	—		9,564
Goodwill	12,160	26,203	(10,135)		28,228
Other identifiable intangibles, net	25,812	2,313	5,687	(4)	33,812
Customer accounts, net	208,504	72,822	62,178	(4)	343,504
Dealer relationships, net	—	29,606	15,394	(4)	45,000
Deferred customer acquisition costs	98,713	8,670	(8,670	)(7)	98,713
Assets of business transferred	—	8,196	—		8,196
Other	10,007	4,216	(2,681	)(5)	11,542
Total assets	$436,678	$197,957	$54,023		$688,658
Liabilities:
Accounts payable	$2,288	$1,580	$—		$3,868
Accrued interest	3,216	6,514	—		9,730
Long term debt and capital leases, current portion	3,566	263	—		3,829
Deferred revenue	36,550	7,723	(1,299	)(7)	42,974
Other	17,075	7,021	1,300	(8)	25,396
Total current liabilities	62,695	23,101	1		85,797
Long-term debt and capital leases, net of current portion	390,698	125,422	12,208	(6)	528,328
Due to related parties	—	81	—		81
Deferred customer acquisition revenue	57,339	5,645	(5,645	)(7)	57,339
Deferred tax liability	—	675	400	(9)	1,075
Liabilities of business transferred	—	1,043	—		1,043
Other long-term liabilities	1,332	762	—		2,094
Total liabilities	512,064	156,729	6,964		675,757
Stockholders’ Equity
Common stock	182	25	46	(10)	253
Treasury stock	—	(1,000)	1,000	(10)	—
Additional paid in capital	89,281	207,477	(119,261	)(10)	177,497
Accumulated deficit	(164,656)	(165,274)	165,274	(10)	(164,656)
Accumulated other comprehensive loss	(193)	—	—		(193)
Total stockholders’ equity (deficiency in assets)	(75,386)	41,228	47,059		12,901
Total liabilities and stockholders’ equity (deficiency in assets)	$436,678	$197,957	$54,023		$688,658

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 3 for an explanation of the preliminary pro forma adjustments

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2005

	Protection One, Inc. (see Notes 1 and 2)		IASG
In thousands, except per share amounts	January 1 through February 8, 2005	February 9 through December 31, 2005	January 1 through December 31, 2005	Protection One New Accounting Basis Pro Forma Adjustments		Merger Pro Forma Adjustments		Pro Forma Combined
				(see Note 2)		(see Note 3(b))
Revenue:
Monitoring and related services	$26,455	$219,475	$92,636	$—		$—		$338,566
Related party monitoring fees	—	—	122	—		—		122
Installation and other	2,088	15,006	6,476	(970	)(1)	(1,114	)(1)	21,486
Total Revenue	28,543	234,481	99,234	(970)		(1,114)		360,174
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	7,400	62,243	38,000	—		—		107,643
Installation and other	3,314	18,816	5,381	(2,221	)(1)	(1,703	)(1)	23,587
Total cost of revenues (exclusive of amortization and depreciation shown below):	10,714	81,059	43,381	(2,221)		(1,703)		131,230
Operating expenses:
Selling	3,989	28,856	4,977	(1,587	)(1)	—		36,235
General and administrative	8,104	57,158	30,822	—		—		96,084
Change in control and debt restructuring costs	5,939	—	—	—		—		5,939
Corporate consolidation costs	—	2,339	—	—		—		2,339
Amortization and depreciation	6,638	43,742	28,572	(1,165	)(1)	(2,191	)(1)	75,596
Total operating expenses	24,670	132,095	64,371	(2,752)		(2,191)		216,193
Income (loss) from operations	(6,841)	21,327	(8,518)	4,003		2,780		12,751
Other expense (income):
Interest expense	2,722	29,260	18,089	1,484	(2)	(2,501	)(2)	49,054
Related party interest expense	1,942	1,951	—	—		—		3,893
Interest income	(120)	(577)	(4,838)	—		—		(5,535)
Loss on retirement of debt	—	6,657	—	—		—		6,657
Other	(15)	(688)	—	—		—		(703)
Total other expense (income)	4,529	36,603	13,251	1,484		(2,501)		53,366
Income (loss) before income taxes	(11,370)	(15,276)	(21,769)	2,519		5,281		(40,615)
Income tax expense	(35)	(312)	(563)	—		450	(4)	(460)
Net income (loss)	$(11,405)	$(15,588)	$(22,332)	$2,519		$5,731		$(41,075)
Basic and diluted earnings per common share (Note 4):
Net loss	$(5.80)	$(0.86)	$(0.91)					$(1.62)
Weighted average common shares outstanding	1,966	18,199	24,662	(1,966)		(17,510)		25,351

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 3 for an explanation of the preliminary pro forma adjustments

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2006

			Merger
In thousands, except per share amounts	Protection One, Inc.	IASG	Pro Forma Adjustments		Pro Forma Combined
			(see Note 3(b))
Revenue:
Monitoring and related services	$185,471	$66,293	$		$251,764
Installation and other	15,975	3,976	(895	)(1)	19,056
Total Revenue	201,446	70,269	(895)		270,820
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	53,175	25,087			78,262
Installation and other	20,788	3,341	(1,469	)(1)	22,660
Total cost of revenues (exclusive of amortization and depreciation shown below):	73,963	28,428	(1,469)		100,922
Operating expenses:
Selling	30,057	3,943	—		34,000
General and administrative	47,577	21,594	—		69,171
Corporate consolidation costs	20	—	—		20
Recapitalization costs	4,452	—	—		4,452
Loss on business transferred	—	500	—		500
Impairment of goodwill	—	65,000	(65,000	)(3)	—
Amortization and depreciation	31,526	20,854	(3,325	)(1)	49,055
Total operating expenses	113,632	111,891	(68,325)		157,198
Income (loss) from operations	13,851	(70,050)	68,899		12,700
Other expense (income):
Interest expense	27,406	13,216	(1,906	)(2)	38,716
Interest income	(1,056)	(3,308)	—		(4,364)
Other	(25)	—	—		(25)
Total other expense (income)	26,325	9,908	(1,906)		34,327
Income (loss) before income taxes	(12,474)	(79,958)	70,805		(21,627)
Income tax benefit (expense)	(235)	757	(863	)(4)	(341)
Net income (loss)	$(12,709)	$(79,201)	$69,942		$(21,968)
Basic and diluted earnings per common share (Note 4):
Net loss	$(0.70)	$(3.25)	$		$(0.87)
Weighted average common shares outstanding	18,231	24,369	(17,302)		25,298

See accompanying notes to unaudited pro forma condensed combined financial statements, including Notes 2 and 3 for an explanation of the preliminary pro forma adjustments.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1—Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of September 30, 2006 combines the unaudited consolidated balance sheets of Protection One, Inc. and Integrated Alarm Services Group, Inc. (IASG) as of September 30, 2006 and gives effect to the merger as if it occurred on September 30, 2006.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2005 and for the nine month period ended September 30, 2006 give effect to the merger as if it occurred on January 1, 2005. The Protection One historical results for the year ended December 31, 2005 are separated into two periods to reflect a change in ownership of Protection One as a result of Quadrangle’s increased ownership interest from the debt-for-equity exchange completed on February 8, 2005. See Protection One’s 2005 Annual Report on Form 10-K and 10-K/A for additional discussion related to the change in ownership of Protection One. See Note 2, “Unaudited Protection One New Basis of Accounting Pro Forma Adjustments” for a discussion of the pro forma adjustments to the 2005 Protection One historical results to reflect the impact of Protection One’s adoption of a new basis of accounting as if it occurred on January 1, 2005.

The unaudited pro forma condensed combined financial statements which are referred to as pro forma financial statements are based on the historical financial statements of Protection One, Inc. and IASG and give effect to the merger between Protection One, Inc. and IASG under the purchase method of accounting. As a result, the pro forma financial statements are based on assumptions and adjustments, including assumptions relating to the allocation of the consideration paid to the assets acquired and liabilities assumed from IASG based on preliminary estimates of fair value. The final purchase price allocation may differ from that reflected in the pro forma financial statements after valuation procedures are performed and amounts are finalized following the completion of the merger.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial statements for illustrative purposes. The merger’s impact on the actual results reported by the combined company in periods following the merger may differ significantly from that reflected in these pro forma financial statements. The pro forma financial statements do not give effect to any potential cost savings or operating synergies that Protection One, Inc. and IASG expect to result from the merger, nor do they give effect to any potential costs to be incurred in integrating the two companies, including potential costs relating to severance payments in connection with the merger which are estimated to be approximately $4.5 million.

Note 2—Unaudited Protection New Basis of Accounting Pro Forma Adjustments

As a result of Quadrangle obtaining control of over 95% of the common stock of Protection One on February 8, 2005, SEC Staff Accounting Bulletin Topic 5J required the acquisition by Quadrangle to be “pushed-down,” meaning the post-transaction financial statements of the Company reflect a new basis of accounting. For pro forma financial statement presentation, the following adjustments have been made to reflect the impact of Protection One’s adoption of a new basis of accounting as if it occurred on January 1, 2005.

(1)          Reflects elimination of the amortization on Protection One assets and liabilities related to (i) previously deferred customer acquisition revenue, (ii) previously deferred customer acquisition expense, (iii) previously deferred commissions related to customer acquisitions and (iv) the historical basis of purchased customer accounts. The reversal of amortization on customer accounts is partially offset by amortization of the newly allocated value of customer accounts from the push down of Quadrangle’s basis in its acquisition of Protection One. These adjustments also reflect the elimination of the depreciation expense of $1.021 million on Protection One’s historical fixed assets and the addition of $1.570 million of depreciation expense on the newly allocated value of fixed assets from the push down of Quadrangle’s basis in its acquisition of Protection One.

The adjustments for the period January 1, 2005 through February 8, 2005 are as follows (amounts in thousands):

	Elimination of Protection One historical amortization for the period 1/1/05 – 2/8/05	Additional amortization adjustments for the period 1/1/05 – 2/8/05	Net Pro forma Adjustment for the period 1/1/05 – 2/8/05
Installation and other revenue	$(970)	$—	$(970)
Installation and other cost of revenue	$(2,221)	$—	$(2,221)
Selling expense	$(1,587)	$—	$(1,587)
Amortization and depreciation	$(6,638)	$5,473	$(1,165)

(2)          Reflects an increase in interest expense from amortization of debt discounts generated from the push down of Quadrangle’s basis to the fair value of Protection One’s long term debt which was less than the carrying value.

Note 3—Unaudited Merger Pro Forma Adjustments

The purchase price allocation included in the pro forma financial statements is preliminary and is based on information that was available to management of Protection One and IASG at the time the pro forma financial statements were prepared. The final allocation will be based on the actual assets and liabilities that exist as of the date of the merger and fair values will be determined based on appropriate methodologies, subsequent to completion of the merger. The final allocation of the purchase price paid by Protection One may differ significantly from that reflected in these pro forma financial statements. As a result, the pro forma information is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the merger been completed on the applicable dates of this pro forma financial information. In addition, the pro forma condensed combined financial information does not purport to project the future financial condition and results of operations of the combined company.

For each share of IASG common stock outstanding, IASG stockholders will have the right to receive 0.29 shares of Protection One common stock (together with cash in lieu of fractional shares). Additionally, Protection One will issue replacement stock options to IASG option holders. The fair value of the options issued to IASG option holders, net of the fair value of unvested options, represents additional purchase consideration. The merger agreement provides that, at the effective time of the merger, IASG stock options will be converted into stock options to purchase shares of Protection One, Inc./IASG common stock exercisable for that number of shares of Protection One, Inc./IASG common stock equal to the number of shares of IASG common stock previously subject to the corresponding IASG stock option multiplied by 0.29, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share under the IASG stock option before the completion of the merger divided by 0.29, rounded up to the nearest whole cent.

(a)  Unaudited Pro Forma Condensed Combined Balance Sheet

Under the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations, Protection One is treated as the acquirer of IASG for accounting purposes. Accordingly, the combined company will allocate the purchase price paid by Protection One to the fair value of the IASG assets acquired and liabilities assumed. The pro forma purchase price which would have been paid to IASG stockholders under the computation specified in the merger agreement is based on the number of shares of IASG common stock and stock options outstanding as of September 30, 2006, the date of the balance sheet under which the merger is being presented.

Based on an analysis of the types of fixed assets being acquired, the depreciable lives of the assets used by IASG and the current condition of the assets, management’s preliminary estimate of fair value for fixed assets acquired approximates IASG’s book value of $7.7 million at September 30, 2006. These assets primarily consist of computer equipment, software, vehicles and leasehold improvements. Depreciation expense on these fixed assets of the combined company will be determined based on the fair value of the respective assets existing at the time of the merger and an estimate of the remaining useful life of the respective asset. Management believes the depreciation of the fixed assets adjusted basis using the shorter remaining lives of the assets will result in an insignificant change in the historical depreciation reported by IASG. Therefore, no adjustments have been made in the pro forma Statement of Operations to the IASG historical depreciation expense of $2.6 million for the year ended December 31, 2005 and $2.0 million for the nine months ended September 30, 2006.

Similarly, no pro forma adjustments have been made to the carrying value of notes receivable held by IASG which at September 30, 2006 was $13.3 million, net of a $0.2 million reserve and $1.7 million in purchase discounts relating to loans acquired in acquisitions made by IASG in 2005 and in 2004. IASG makes loans to dealers in the security industry, typically collateralized with customer accounts. See IASG’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 for additional information on IASG’s notes receivable. Management performed preliminary analyses on the loan portfolio, including evaluating the weighted average interest rate, nonperforming loans, the underlying collateral of the loans, and the general credit worthiness of the dealers. Management’s conclusion based on their preliminary analyses is that the IASG carrying value appears to approximate fair value. Amortization of the purchase discount of $1.4 million and $0.7 million is included in IASG’s interest income for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. No adjustments have been made in the unaudited pro forma condensed combined statement of operations relating to these discounts. Upon completion of the merger, Protection One will undertake a more extensive review and analysis of each individual loan outstanding at that time in determining fair value of the loan portfolio. Any adjustments to the carrying value of IASG’s loans receivable at that time will change the residual amount allocated to goodwill and would impact the amount of interest income accrued on these loans in the future.

The allocation of purchase price to acquired assets and assumed liabilities is preliminary and subject to the final outcome of independent analyses to be conducted after the completion of the merger. The actual amounts recorded when the merger is completed may differ materially from the pro forma amounts presented herein. The residual amount of the purchase price has been allocated to goodwill as shown below (in thousands, except per share amounts):

Aggregate purchase price of IASG common stock (1)	$85,687
Non-cash purchase price- fair value of stock options (2)	2,900
Transaction costs to be paid by Protection One (3)	6,500
Less estimated registration costs (8)	(300)
Aggregate consideration	94,787
Less: Book value of the IASG net assets acquired and liabilities assumed as of September 30, 2006 (excludes goodwill)	(15,025)
Increase to net intangible assets (4)	(83,259)
Plus: Decrease to IASG’s net capitalized debt costs (5)	3,931
Increase in long term debt assumed (6)	12,208
Decrease to deferred customer acquisition costs, net of deferred customer acquisition revenue (7)	1,726
Increase to other liabilities (8)	1,300
Increase to deferred tax liability (9)	400
Residual amount of purchase price allocated to goodwill	$16,068
Net goodwill adjustment for pro forma balance sheet:
Elimination of IASG goodwill at 9/30/06	$(26,203)
Purchase price allocated to goodwill	16,068
Net adjustment to goodwill	$(10,135)

(1)          The aggregate purchase price of IASG common stock is calculated as follows (in thousands, except ratios and per share amounts):

Exchange ratio	0.29
Average closing price per share of Protection One common stock for the two trading days immediately prior and subsequent to December 20, 2006, the announcement date of the IASG merger agreement.	$12.125
Total purchase price per share	3.52
IASG shares outstanding (September 30, 2006)	24,369
Total purchase price excluding fair value of stock options	$85,687

(2)          Themerger agreement provides that, at the effective time of the merger, IASG stock options will be converted into stock options to purchase shares of Protection One, Inc. common stock exercisable for that number of shares of Protection One, Inc. common stock equal to the number of shares of IASG common stock previously subject to the corresponding IASG stock option multiplied by 0.29, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share under the IASG stock option before the completion of the merger divided by 0.29, rounded up to the nearest whole cent.

The fair value of the options issued to IASG option holders, net of the fair value of unvested options, represents additional purchase consideration. Substantially all options outstanding to IASG option holders have either already vested or will accelerate vesting at the time of the merger, due to provisions of the underlying stock option agreements, upon change of control. For purposes of the pro forma financial statements, it is assumed that the change in control provisions resulted in all options being fully vested as of the balance sheet date, September 30, 2006. The aggregate fair value of these options, for the purposes of the pro forma balance sheet, was calculated using the Black-Scholes option pricing model and following assumptions (in thousands, except per share amounts, ratios and percentages):

Expected term (years)	3.12
Risk free interest rate	4.60%
Dividend yield	0.0%
Expected volatility	78.76%
Weighted average fair value	$4.07
Number of shares underlying options (i)	713.2
Aggregate fair value allocated to purchase price	$2,900

Protection One’s historical data, among other factors, were used to estimate the expected price volatility and the expected option life. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option.

(i)            Number of shares underlying options was computed using the exchange ratio of 0.29:1 share based on IASG’s options outstanding at September 30, 2006.

In accordance with Statement of Financial Accounting Standard No. 123R, Share Based Payment; an additional fair value measurement of both the IASG options and the Protection One options which will be issued to replace those IASG options will be made at the closing date of the merger. If the fair value of the Protection One options exceeds the fair value of the IASG options, such excess will be recorded as compensation expense. Management does not believe that such excess, if any, will be significant and, accordingly, no additional compensation expense has bee reflected in the pro forma Statement of Operations.

(3)          Represents the estimated transaction costs related to the merger to be paid by Protection One (which primarily includes investment banker fees, consulting fees, and professional fees) totaling $6.5 million and, for purposes of the reduction of cash in the pro forma balance sheet, $1.250 million of anticipated debt issue costs (see item (5) below). Approximately $2.0 million of the merger cost is due to Quadrangle, the owner of approximately 97.1% of Protection One common stock prior to the merger. Protection One and two Quadrangle related entities entered into letter agreements dated April 18, 2005 whereby Protection One agrees to pay the Quadrangle entities for consultations with respect to acquisitions an amount not to exceed 1% of the aggregate value of the transaction.

(4)          Represents the adjustments to record intangible assets at estimated fair value, net of the elimination of historical IASG amounts, as of September 30, 2006 as shown in the table below (amounts in thousands):

	Historical	Allocation	Adjusted
	IASG	Adjustment	IASG
Customer accounts	$130,712	$4,288	$135,000
Accumulated amortization	(57,890)	57,890	—
Customer accounts, net	72,822	62,178	135,000
Dealer relationships	58,529	(13,529)	45,000
Accumulated amortization	(28,923)	28,923	—
Dealer relationships, net	29,606	15,394	45,000
Other identified intangibles (a)	3,840	4,160	8,000
Accumulated amortization	(1,527)	1,527	—
Other identified intangibles, net	2,313	5,687	8,000
Total intangibles, net	$104,741	$83,259	$188,000

(a)          Other identified intangibles include adjusted values based on estimated fair values for trade names of $2,900, affinity relationships of $1,600 and non-compete agreements of $3,500. The estimate of fair value of trade names was calculated using the relief-from-royalty method comparable to the methodology used in valuations obtained by Protection One relating to its trade names. The estimated fair value for affinity relationships and non-compete agreements was determined after giving consideration to valuations previously obtained by IASG.

In the security industry, transactions involving the sale of customer accounts are frequently valued as a multiple of recurring monthly revenue (RMR). Customer accounts represent the value of RMR associated with retail (both residential and commercial) customers. Dealer relationships reflect the value of the RMR associated with the wholesale business whereby the wholesale company monitors accounts owned by independent dealers. The fair value of IASG’s customer accounts is estimated at a multiple of 30 times residential RMR and 35 times commercial RMR. The fair value of IASG’s dealer relationships is estimated at a multiple of 18 times wholesale RMR. These estimates are thought to be reasonable based on a review of available data on other transactions involving the sale of retail and wholesale RMR in the security industry.

The final allocation will be based on the actual accounts that exist as of the date of the merger. The pro forma adjustments reflect preliminary estimates of the purchase price allocation under purchase accounting which may change upon the completion of valuation studies. At September 30, 2006, IASG had approximately $4.4 million of retail RMR (comprised of approximately $1.0 million of commercial RMR and $3.4 of residential RMR) and $2.5 million of wholesale RMR. A one times increase in the multiples used to value these intangibles would result in an increase of $4.4 million to customer accounts and a $2.5 million increase to dealer relationships. Conversely, a one times decrease in the multiples used would result in a $4.4 million decrease to customer accounts and a $2.5 million decrease to dealer relationships. The offset to changes to these valuations would generally be to the residual purchase price allocated to goodwill and would also result in changes to the amortization of the respective assets.

(5)   Represents the reversal of $3.931 million of historical unamortized capitalized debt costs at September 30, 2006 related to the IASG outstanding notes. Such notes are to be exchanged for newly issued notes from a subsidiary company of Protection One at closing. For purposes of the pro forma balance sheet, the amount is shown net of an estimated $1.25 million of additional capitalized debt costs related to the estimated issuance costs of the new notes.

(6)          Represents the increase to reflect the estimated fair value of the outstanding IASG 12% senior secured notes which are to be exchanged at closing for new notes from a subsidiary company of Protection One. The new notes will have substantially similar terms to the existing IASG Notes but will have relaxed operating covenant restrictions and will be secured with a second lien on the assets of Protection One and its subsidiary companies. The estimated fair value was determined based on an effective interest rate of 9.5% which was deemed to be reasonable based on Protection One’s review of materials provided from outside third parties regarding potential debt offering alternatives. The valuation was based on the expectation that the new notes will be retired at the earliest call date (November 15, 2008) at a call price at 106% of par value, in accordance with the expected terms of the notes.

The pro forma adjustment related to these notes reflect preliminary estimates based on the information available to Protection One and current market conditions which may change by the time the merger occurs. Based on an effective interest rate of 9.5%, the fair value of the notes is approximately $137.2 million. If the effective interest rate changes by 50 basis points, the valuation of the debt as of September 30, 2006 would change by approximately $1.3 million. Therefore, at an effective interest rate of 9.0%, the fair value of the assumed debt would be approximately $138.5 million and at an effective interest rate of 10.0%, the fair value of the debt would be approximately $135.9 million. See (b)(2) below for the impact to interest expense relating to the valuation of these notes.

(7)          Represents the elimination of IASG’s historical unamortized deferred customer acquisition costs totaling $8.670 million and deferred customer acquisition revenue totaling $6.944 million (including current and long term portions) as of September 30, 2006. These deferred assets and liabilities relate to costs incurred and up front revenue billed by IASG on the installation of security systems. These balances are eliminated because there is no future obligation related to the deferrals. The remaining IASG historical deferred liabilities represent a legal performance obligation to provide security monitoring services in the future.

(8)          The pro forma adjustment to other current liabilities includes (i) an estimate of $1.0 million for the cost to provide continuing director and officer insurance coverage pursuant to Protection One’s agreement to indemnify the directors and officers of IASG for events that occurred prior to the consummation of the merger and (ii) an estimated $0.3 million for the costs related to registering and issuing the Protection One common shares related to the merger. See item (10) below reflecting a reduction to paid-in capital of $0.3 million relating to these stock issuance costs.

(9)          Reflects an estimate of the increase in the deferred tax liability created from the increase to the book basis of dealer relationships (see item (4)) compared to the tax basis of dealer relationships determined at the respective estimated state income tax rates for the IASG subsidiary companies which file on a separate return basis. Protection One and IASG have federal income tax net operating losses and currently reserve fully their deferred tax assets because management believes the deferred tax assets are not likely realizable.

(10)   Reflects (i) the elimination of IASG’s stockholders’ equity, (ii) Protection One’s common stock to be issued to the stockholders of IASG pursuant to the merger agreement (the valuation assumes Protection One’s common stock is valued at $12.125 per share, which is the average closing price of Protection One’s common stock for the two trading days immediately prior and subsequent to December 20, 2006, the announcement date of the IASG merger agreement) and (iii) the estimate of issuance costs of Protection One stock to be issued related to the merger. See the components of the pro forma adjustments in the table below (amounts in thousands):

	Elimination of IASG stockholders’ equity	Issuance of Protection One common stock and stock options	Protection One Issuance costs	Pro forma Adjustment
Common stock	$(25)	$71	$—	$46
Treasury stock	1,000	—		1,000
Additional paid in capital	(207,477)	88,516	(300)	(119,261)
Accumulated deficit	165,274	—	—	165,274
Total stockholders’ equity	$(41,228)	$88,587	$(300)	$47,059

(b)   Unaudited Pro Forma Condensed Combined Statements of Operations

(1)          Reflects elimination of the amortization of IASG assets and liabilities related to (i) previously deferred customer acquisition revenue, (ii) previously deferred customer acquisition expense and (iii) the historical basis of purchased customer accounts, dealer relationships and other identifiable intangibles. The reversal of amortization on customer accounts, dealer relationships and other identifiable intangibles is partially offset by the amortization of the newly allocated values of intangibles acquired as part of the purchase price allocation.

The    adjustments for the year ended December 31, 2005 were as follows (amounts in thousands):

	Elimination of IASG historical amortization	Additional amortization adjustments	Net Pro forma Adjustment
Installation and other revenue	$(1,114)	$—	$(1,114)
Installation and other cost of revenue	$(1,703)	$—	$(1,703)
Amortization and depreciation	$(25,938)	$23,747	$(2,191)

The adjustments for the nine months ended September 30, 2006 were as follows
(amounts in thousands):

	Elimination of IASG historical amortization	Additional amortization adjustments	Pro forma Adjustment
Installation and other revenue	$(895)	$—	$(895)
Installation and other cost of revenue	$(1,469)	$—	$(1,469)
Amortization and depreciation	$(18,877)	$15,552	$(3,325)

Protection One will obtain third-party valuations for these intangible assets, thus the amounts and amortization rates used for the pro forma purposes are preliminary and subject to refinement.

The pro forma amortization rates for the identifiable intangible assets are as follows:

Intangible Asset:	Amortization Rate
Customer accounts	10-years, 135% declining balance
Dealer relationships	15-years, 150% declining balance
Trade names	Indefinite
Affinity relationships	6-years straight line (based on a valuation study previously obtained by IASG)
Non-compete agreements	Based on contractual life ranging from 1 to 8 years

The pro forma amortization rate utilized for customer accounts is that rate currently utilized by Protection One for its customer account base which was developed by Protection One after obtaining lifing studies of its existing customer account base. Upon completion of the merger, the IASG retail customer base is generally expected to be added to the existing Protection One branch infrastructure whereby the IASG customers will be managed and serviced by the Protection One branch office covering the respective customer territory. During the due diligence phase of the merger transaction, Protection One obtained a demographic study of the IASG retail customer pool based on the customer location and concluded that many of the relevant characteristics of the IASG customers were very similar to the existing Protection One customer, including household income, employment status and household type. The expected amortization rate of the IASG customer accounts, based on this preliminary review, is expected to approximate that of the Protection One customer base.

The pro forma amortization rate utilized for dealer relationships is generally the same as that currently utilized by IASG. The wholesale operation is expected to continue to operate separately from other divisions of the combined company and therefore the amortization rate is expected to be consistent with IASG’s historical amortization rate.

The amortization rates used for pro forma purposes are preliminary and subject to change upon Protection One obtaining lifing studies of the IASG customer accounts and dealer relationships which are expected to be obtained after the merger. A change to the amortization rate will result in a change in amortization expense which may be significant. The table below reflects the increase to the respective pro forma period amortization expense resulting from changes to the respective amortization rates (amounts in thousands):

	9-yr life; 135% DB	9-yr life; 150% DB	10-yr life; 200% DB
Customer accounts—year ended 12/31/2005	$2,025	$4,275	$8,775
Customer accounts—9 months ended 9/30/2006	1,086	2,239	4,377

	10-yr life; 150% DB	10-yr life; 200% DB	15-yr life; 200% DB
Dealer relationships—year ended 12/31/2005	$2,250	$4,500	$1,500
Dealer relationships—9 months ended 9/30/2006	1,266	2,363	862

(2)          Represents adjustments to eliminate historical IASG amortization of capitalized debt costs in 2005 and 2006, net of amortization of estimated capitalized debt costs relating to the new notes to be issued by a subsidiary of Protection One in exchange for the IASG Notes. Interest expense is further reduced by amortization of the debt premium associated with the fair value allocation of the outstanding $125 million 12% senior notes—see discussion in (a) (6) above. The components of the pro forma interest adjustment for the periods presented is as follows (amounts in thousands):

	Elimination of historical amortization of debt costs	Amortization of new debt costs	Amortization of debt premium	Total Pro forma Adjustment
2005 Interest expense	$(1,080)	$319	$(1,740)	$(2,501)
2006 Interest expense	(728)	239	(1,417)	(1,906)

If the effective interest rate used for valuing the IASG debt was 10.0% instead of 9.5% used for the above calculation, the decrease to interest expense from the amortization of debt premium for the year ended December 31, 2005 and the nine months ended September 30, 2006 would be ($1,125) and ($921), respectively. If the effective interest rate used was 9.0% the decrease to interest expense from the amortization of debt premium to those same periods would be ($2,256) and ($1,830).

(3)          Represents the reversal of an impairment charge to IASG’s historical goodwill in the third quarter of 2006.

(4)          For the nine months ended September 30, 2006, the adjustment represents a reversal of the net tax benefit recorded by IASG as part of the impairment charge to goodwill reported by IASG in the third quarter of 2006. For the year ended December 31, 2005, the adjustment represents a reversal of tax expense relating to the state deferred income tax liability for differences between book and tax deductible goodwill that were eliminated with the IASG impairment of goodwill in the third quarter of 2006.

Note 4—Unaudited Pro Forma Combined Earnings Per Common Share

Unaudited pro forma combined earnings per common share are computed in accordance with SFAS No. 128, “Earnings Per Share.” Pro forma combined basic and diluted earnings per Protection One common share is computed by dividing: (i) pro forma combined net earnings by (ii) the weighted average number of Protection One common shares outstanding during the period as if the merger had occurred on January 1, 2005. The basic and diluted average number of shares of IASG common stock outstanding has been adjusted to reflect the impact of the merger by applying the 0.29:1 exchange ratio to amounts historically reported by IASG. For the year ended December 31, 2005 and the nine months ended September 30, 2006, the adjustments to the basic and diluted average number of shares outstanding for the combined company were calculated as follows:

	Outstanding Shares Reported	Adjustment		Outstanding Shares for Pro Forma
Year Ended December 31, 2005:
Protection One 1/1/05 – 2/8/05	1,966	(1,966	)(a)	0
Protection One 2/9/05 – 12/31/05	18,199			18,199
IASG	24,662	(17,510	)(b)	7,152
Pro Forma Combined				25,351
Nine Months Ended September 30, 2006:
Protection One	18,231	—		18,231
IASG	24,369	(17,302	)(b)	7,067
Pro Forma Combined				25,298

(a)           Adjustment to reflect the Protection One adoption of a new basis of accounting as if it occurred on January 1, 2005.

(b)          Adjustment to reflect exchange ratio of 0.29 shares of Protection One common stock for each share of IASG common stock.

For the nine months ended September 30, 2006 and the year ended December 31, 2005, the combined company had outstanding stock options that represented 0.9 million and 1.0 million dilutive potential common shares, respectively. These securities are not included in the computation of diluted earnings per share because to do so would have been antidilutive for all periods presented.

The unaudited pro forma combined basic and diluted earnings per share of common stock do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that will be achieved by the combined company in the future.

COMPARATIVE RIGHTS OF PROTECTION ONE AND IASG STOCKHOLDERS

Protection One and IASG are both incorporated under Delaware law. Any differences, therefore, in the rights of holders of Protection One common stock and IASG common stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, the certificate of incorporation and bylaws of Protection One in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, the rights of former IASG stockholders will be determined by reference to the Protection One certificate of incorporation and bylaws. The material differences between the rights of holders of IASG common stock and the rights of holders of Protection One common stock, resulting from the differences in their governing corporate instruments, are summarized below.

In addition, certain of affiliates of Quadrangle Group have entered into a stockholders agreement with Protection One, which will be amended and restated as of the completion of the merger, as discussed in “Management of Protection One—Certain Relationships and Related Transactions—Board of Directors; Amended Bylaws; Stockholders Agreement,” which will give those affiliates the right to elect a majority of the directors of the combined company.

This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Delaware General Corporation Law and the governing instruments of Protection One and IASG. The governing instruments are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any IASG stockholder to whom this document is delivered, by following the instructions set forth under “Where You Can Find More Information.”

PROTECTION ONE	IASG
Authorized Capital
155,000,000 shares, divided into 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.10 per share.	103,000,000 shares, divided into 100,000,000 shares of common stock and 3,000,000 shares of preferred stock, each with par value $0.001 per share.
Special Meetings of Stockholders

Special meetings of Protection One stockholders may be called at any time by the chairman of the Protection One board of directors (if any), by the president of Protection One, by the Protection One board of directors, by any two (2) directors of Protection One, or by one or more Protection One stockholders holding not less than one-tenth (1/10) of the voting power of the corporation.

Special meetings of IASG stockholders may be called at any time by the chairman of the IASG board of directors or a majority of the members of the IASG board of directors.

No business shall be transacted at a special meeting unless its general purpose shall have been specified in the notice of such meeting; provided, however, that any business may be validly transacted if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote not present in person or by proxy signs a written waiver of notice, a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Number of Directors; Removal; Vacancies

The Protection One board of directors shall have one or more directors. The Protection One board of directors currently has six directors and will have nine directors following completion of the merger.

The IASG board of directors shall have between three and eleven directors. The IASG board of directors currently has six directors.
No classified board of directors.	No classified board of directors.
Removal with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors of Protection One.	Removal for cause at any time by IASG stockholders.

All vacancies (other than vacancies created by removal of a director) may be filled by the majority of the remaining directors of Protection One, though less than a quorum, or by a sole remaining director. Each director so elected shall hold office until his successor is elected at an annual, regular, or special meeting of Protection One stockholders. Protection One stockholders may, by vote or written consent of a majority of the outstanding shares entitled to vote in election of directors of Protection One, elect a director at any time to fill any vacancy not filled by the directors. If the Protection One board of directors accepts the resignation of a director tendered to take effect at a future time, the Protection One board of directors or the stockholders may elect a successor to take office when the resignation becomes effective. A reduction of the authorized number of directors of Protection One does not remove any director prior to the expiration of his term of office.

Any vacancy may be filled by the affirmative vote of the remaining members of the IASG board of directors, though less than a quorum of the board of directors, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified. If there are no directors in office, then an election of directors may be held in the manner provided by statute. No decrease in the number of directors constituting the whole IASG board of directors shall shorten the term of any incumbent director.

Amendments to Certificate of Incorporation

Protection One reserves the right to amend, alter or repeal any provisions contained in the Protection One Certificate of Incorporation in the manner prescribed by statute, and all rights of Protection One stockholders are subject to this reservation.

Amendments to the IASG Certificate of Incorporation shall be implemented in accordance with the provisions of the Delaware General Corporation Law.
Amendments to the Bylaws

The Protection One Bylaws may be altered, amended or repealed, and new Bylaws may be made, upon the affirmative vote given at a meeting, or the written consent without a meeting, of the holders of record of a majority of the total number of shares of Protection One voting thereon or by the Protection One board of directors.

No material differences.

Stockholder Action by Written Consent Without a Meeting

Any action which, under any provision of the Delaware General Corporation Law, may be taken at a meeting of Protection One stockholders may be taken without a meeting and without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, (i) shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; and (ii) shall be delivered to Protection One by delivery to its registered office by hand or by certified or registered mail, return receipt requested, its principal place of business, or an officer or agent of Protection One having custody of the book in which proceedings of meetings of stockholders are recorded; provided, however, that unless the consents of all Protection One stockholders entitled to vote have been solicited in writing, if any action is approved by written consent of less than all Protection One stockholders entitled to vote, prompt notice shall be given (in the same manner as notice of meetings is to be given) of such action to all stockholders entitled to vote who did not consent in writing to such action; and provided, further, that directors may be elected by written consent only if such consent is unanimously given by all stockholders entitled to vote, except that action taken by Protection One stockholders to fill one or more vacancies on the board may be taken by written consent of a majority of the shares entitled to vote in such election.

Any action to be taken at any annual or special stockholders’ meeting may be taken without a meeting, without prior notice and without a vote if a written consent or consents is/are signed by the stockholders of IASG having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted is delivered by hand or by certified or registered mail, return receipt requested, to IASG to its principal place of business or an officer or agent of IASG having custody of the books in which proceedings of stockholders’ meetings are recorded.

Required Vote for Mergers and Dispositions of Assets
Affirmative vote of a majority of the outstanding shares of Protection One.	No material differences.

Indemnification of Directors and Officers

Protection One shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Protection One or is or was serving at the request of Protection One as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (an “indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such indemnitee. Protection One shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if the initiation of such proceeding (or part thereof) by the indemnitee was authorized by the Protection One board of directors.

No material differences.
Limitation of Personal Liability of Directors and Officers

No director shall be personally liable to Protection One or the Protection One stockholders for monetary damages for breach of fiduciary duties as director; provided, however, that the foregoing clause shall not apply to any liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to Protection One or the Protection One stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

No material differences.

DESCRIPTION OF PROTECTION ONE’S CAPITAL STOCK

General

Protection One is authorized to issue 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.10 per share. As of February 9, 2007, there were 18,239,953 shares of Protection One common stock outstanding and no shares of Protection One preferred stock outstanding.

The following summary description of the capital stock of Protection One does not purport to be complete and you should read all of the material terms of  the amended and restated certificate of incorporation and amended and restated bylaws of Protection One and Delaware law in conjunction with this summary description. If you would like more information regarding the common stock or preferred stock of Protection One, you should review its amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part or are available, without charge, to any person, including any IASG stockholder to whom this document is delivered, by following the instructions set forth under “Where You Can Find More Information.”

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series. Protection One’s board of directors is authorized to determine the rights, preferences and privileges of the shares of each such series and such shares’ qualifications, limitations or restrictions, including but not limited to the determination or alteration of dividend rights, conversion rights, voting powers and rights, rights and terms of redemption and liquidation preference. The Protection One board of directors may also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of such series then outstanding.

Common Stock

The outstanding shares of Protection One common stock are, and the shares of Protection One common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable. In addition, Protection One common stock has the following rights and privileges:

Voting.   Each holder of shares of Protection One common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of shares of common stock vote together as a single class on all matters presented to the stockholders for their vote or approval, including election of directors. There are no cumulative voting rights. Accordingly, subject to the amended and restated stockholders agreement to be entered into upon completion of the merger discussed in “Management of Protection One—Certain Relationships and Related Transactions—Board of Directors; Amended Bylaws; Stockholders Agreement,” the holders of a majority of the total shares of Protection One common stock voting for the election of directors can elect all the directors if they choose to do so.

Dividends and distributions.   The holders of shares of common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by Protection One’s board of directors from legally available funds.

Liquidation, dissolution or winding-up.   In the event of Protection One’s liquidation, dissolution or winding-up, holders of the shares of Protection One common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of its preferred stock.

Restrictions on transfer.   Neither Protection One’s amended and restated charter nor its amended and restated bylaws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

Redemption, conversion or preemptive rights.   With the exception of certain affiliates of Quadrangle Group LLC, holders of shares of Protection One common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for Protection One’s securities. Pursuant to a Stockholders Agreement, dated as of February 8, 2005, by and among Quadrangle Master Funding Ltd and POI Acquisition, LLC (both affiliates of Quadrangle Group) and Protection One, Quadrangle Master Funding and POI Acquisition have the right to purchase their respective pro rata shares of newly issued shares of common stock or options or warrants to purchase, or securities convertible into or exchangeable for, common stock that Protection One may from time to time propose to sell for cash. Such preemptive rights are not exercisable with respect to any issuance by Protection One of the following securities: any issuance of securities to officers, employees, directors or consultants of Protection One or its subsidiaries in connection with such person’s employment, consulting or director arrangements with Protection One or its subsidiaries; any issuance of securities in connection with any business combination or acquisition transaction involving Protection One or its subsidiaries (including the merger with IASG described herein); or any securities issued by Protection One pursuant to a public offering registered with the SEC. Protection One, Quadrangle Master Funding and POI Acquisition expect to amend and restate the Stockholders Agreement effective as of the closing date of the merger, but such amendment and restatement will not effect these preemptive rights.

Other Provisions.   There are no redemption provisions or sinking fund provisions applicable to the Protection One common stock, nor is the common stock subject to calls or assessments by Protection One.

The rights, preferences, and privileges of the holders of Protection One common stock are subject to and may be adversely affected by the rights of the holders of any series of preferred stock that Protection One may designate and issue in the future. Depending on the terms of any issued preferred stock, any or all series of issued preferred stock could have a preference over Protection One common stock with respect to dividends and other distributions and upon liquidation or dissolution of Protection One. Issuance of any preferred stock with voting powers, or issuance of additional shares of Protection One common stock, would dilute the voting power of outstanding Protection One common stock.

LEGAL MATTERS

The legality of the Protection One common stock offered hereby will be passed upon for Protection One by Simpson Thacher & Bartlett LLP, counsel to Protection One. Simpson Thacher & Bartlett LLP, counsel to Protection One, and Mayer, Brown, Rowe & Maw LLP, counsel to IASG, will each deliver opinions concerning the U.S. federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule of Protection One, Inc. included in this proxy statement/prospectus in Annex D, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the restatement discussed in Note 17) which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of IASG incorporated in this prospectus by reference to IASG’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting, and which contains an explanatory paragraph on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of internal control over financial reporting due to the exclusion of Financial Security Services from the assessment of internal control over financial reporting as of December 31, 2005 because it was acquired by IASG in a purchase business combination during 2005) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

IASG will hold an annual meeting of its stockholders in 2007 only if the merger has not been completed by that date. If IASG’s 2007 annual meeting is to be held, in order to be considered for inclusion in IASG’s proxy statement for the meeting, stockholder proposals must be received at IASG’s principal executive offices, 99 Pine Street, 3rd Floor, Albany, New York 12207, no later than April 10, 2007 and otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

WHERE YOU CAN FIND MORE INFORMATION

IASG and Protection One file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Protection One or IASG at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Protection One and IASG, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Protection One and IASG through the websites maintained by Protection One and IASG, which are http://www.protectionone.com and http://www.iasg.us, respectively. The information contained in those websites is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Protection One to register the shares of stock to be issued in the merger and the exhibits to the registration statement. The SEC allows IASG to “incorporate by reference” information into this proxy statement/prospectus, which means that IASG can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that IASG (SEC file number 000-50343) has previously filed with the SEC. These documents contain important information about IASG and its financial condition.

IASG FILINGS WITH THE SEC	PERIOD AND/OR FILING DATE
Annual Report on Form 10-K	Year ended December 31, 2005, as filed March 16, 2006, as amended May 1, 2006.
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2006, as filed May 10, 2006, Quarter ended June 30, 2006, as filed August 10, 2006, and Quarter ended September 30, 2006, as filed November 9, 2006.
Definitive Proxy Statement on Schedule 14A	Filed August 3, 2006.
Current Reports on Form 8-K	Filed March 7, 2006, March 24, 2006, April 24, 2006, June 19, 2006, November 27, 2006, December 21, 2006, December 27, 2006 and January 5, 2007.

All documents filed by IASG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference.

This proxy statement/prospectus also includes pertinent sections of the Annual Report on Form 10-K/A and 10-K of Protection One for the year ended December 31, 2005, which have been attached as Annex D and Annex E to this proxy statement/prospectus, and the Quarterly Report on Form 10-Q of Protection One for the quarter ended September 30, 2006, which has been attached as Annex F to this proxy statement/prospectus.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Integrated Alarm Services Group, Inc.	Protection One, Inc.
Attn: Brian E. Shea 99 Pine Street, 3rd Floor Albany, NY 12207 Telephone: (518) 426-1515 e-mail: Brian.Shea@iasg.us	Attn: Corporate Secretary 1035 N. 3rd Street, Suite 101 Lawrence, KS 66044 Telephone: (785) 856-9368 e-mail: InvestorInformation@protectionone.com

Neither Protection One nor IASG have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

PROTECTION ONE, INC.,

TARA ACQUISITION CORP.

and

INTEGRATED ALARM SERVICES GROUP, INC.

Dated as of December 20, 2006

A-i

A-ii

A-iii

EXHIBITS

EXHIBIT A	Form of Lock up and Consent Agreement
EXHIBIT B	Form of Stockholders Agreement
EXHIBIT C	Form of Amended and Restated Certificate of Incorporation of the Company
EXHIBIT D	Form of Rule 145 Affiliate Letter

A-iv

Index of Defined Terms

Acquisition Proposal	4.3(a)
Affiliate	8.4
Agreement	Preamble
Approvals	2.1(a)
Balance Sheet	8.4
beneficial owner	8.4
Blue Sky Laws	2.6(b)
Business Day	8.4
Certificate of Merger	1.2
Certificates	1.12(c)
Change in the Company Recommendation	4.3(c)
Closing	1.14
Closing Date	1.14
Code	Recitals
Company	Preamble
Company Common Stock	1.6(a)
Company Disclosure Schedule	8.4
Company Employee	5.6(a)
Company Employee Plans	2.13(a)
Company Financial Advisor	2.23
Company IP	2.20(b)
Company IP Agreements	2.20(c)
Company Leased Real Property	2.17(b)
Company Material Adverse Effect	8.4
Company Material Agreements	2.7(a)
Company Notes	6.1(h)
Company Owned Real Property	2.17(a)
Company Preferred Stock	2.3(a)
Company Recommendation	5.2(a)
Company Representatives	4.3(a)
Company SEC Reports	2.9(a)
Company Stipulated Expenses	7.3(d)
Company Stock-Based Rights	2.3(c)
Company Stockholder Approval	2.4
Company Stockholders’ Meeting	2.15
Company’s D&O Insurance	5.12(b)
Company Termination Fee	7.3(b)
Confidentiality Agreement	5.3(b)
Consent Agreement	Recitals
Contract	8.4
control	8.4
Court	8.4
Credit Agreement Amendment	5.17
DGCL	Recitals
Effective Time	1.2
Enforceability Limitations	8.4
Environmental Laws	2.19(c)
Environmental Liabilities	2.19(c)

A-v

Environmental Permits	2.19(c)
Environmental Reports	2.19(c)
ERISA	2.13(a)
ERISA Affiliate	8.4
Exchange Act	2.6(b)
Exchange Agent	8.4
Exchange Ratio	1.6(a)
Foreign Competition Laws	8.4
GAAP	2.9(c)
Governmental Authority	8.4
Hazardous Materials	2.19(c)
HSR Act	2.6(b)
Infringe	2.20(b)
Intellectual Property	8.4
IRS	2.13(a)
Knowledge	8.4
Large Customer Agreements	2.29(a)
Laws	8.4
Lien	8.4
Litigation	8.4
Major Suppliers	2.27(a)
Maximum Premium	5.12(b)
Merger	Recitals
Merger Consideration	1.6(a)
Merger Sub	Preamble
Merger Sub Common Stock	1.9
Nasdaq Stock Market	8.4
New Directors	5.14
Non-Plan Options	8.4
Option Plans	8.4
Order	8.4
Outstanding Stock Options	8.4
Parent	Preamble
Parent Balance Sheet	3.10(a)(i)
Parent Board	5.14
Parent Common Stock	1.6(a)
Parent Disclosure Schedule	8.4
Parent Employee Plans	3.12(a)
Parent IP	3.20(b)
Parent IP Agreements	3.20(c)
Parent Leased Real Property	3.16(b)
Parent Material Adverse Effect	8.4
Parent Material Agreements	3.6(a)
Parent’s Options Plans	3.3(a)
Parent Owned Real Property	3.16(a)
Parent Plans	5.6(b)
Parent Preferred Stock	3.3(a)
Parent Representatives	5.3(a)
Parent SEC Reports	3.8(a)
Parent Stipulated Expenses	7.3(c)

A-vi

Parent Stock-Based Rights	3.3(c)
Parent Stock Options	3.3(a)
Parent Termination Fee	7.3(c)
PBGC	3.12(d)
Person	8.4
Plan Options	8.4
Proxy Statement	2.15
Qualified Person	5.14
Registration Statement	2.15
Regulation	8.4
Related Agreements	8.4
Release	2.19(c)
S-3 Amendment	5.16
Sarbanes-Oxley Act	2.9(b)
SEC	2.9(a)
Securities Act	2.6(b)
Software	8.4
Stockholders Agreement	Recitals
Subsidiary	8.4
Superior Proposal	4.3(c)
Surviving Corporation	1.1
Tax Returns	2.18
Taxes	2.18
WARN	2.14(b)
2003 Plan	8.4
2004 Plan	8.4
401(k) Plan	5.6(c)

A-vii

AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2006 (the “Agreement”), among PROTECTION ONE, INC., a Delaware corporation (“Parent”), TARA ACQUISITION CORP., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and INTEGRATED ALARM SERVICES GROUP, INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS,in furtherance of such acquisition, the Boards of Directors of Parent, Merger Sub and the Company have each approved the merger (the “Merger”) of Merger Sub with and into the Company, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and subject to the terms and conditions set forth herein, which Merger will result in, among other things, the Company becoming a wholly owned subsidiary of Parent;

WHEREAS,as a condition to the willingness of, and an inducement to, Parent and Merger Sub to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, Parent, the Company and certain holders of Company Notes (as defined herein), have entered into a lock-up and consent agreement (the “Consent Agreement”) in the form of Exhibit A attached hereto, providing for the exchange of Company Notes for new notes to be issued by a subsidiary of Parent;

WHEREAS,as a condition to the willingness of, and an inducement to, Parent and Merger Sub to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain holders of Company Common Stock (as defined herein), have entered into an agreement (the “Stockholders Agreement”) in the form of Exhibit B attached hereto, providing for certain actions relating to the transactions contemplated by this Agreement; and

WHEREAS,for federal income tax purposes, it is intended that the Merger shall qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE,in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1   The Merger.   At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and in accordance with the terms and requirements of the DGCL, (a) Merger Subshall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease, and (c) the Company shall, as the surviving corporation in the Merger, continue its existence under Delaware law as a wholly owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2   Effective Time.   At the Closing the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by and executed in accordance with the relevant provisions of the DGCL (the date and time of such filing, or such later date and time as may be specified in the Certificate of Merger by mutual agreement of Parent, Merger Sub and the Company, being the “Effective Time”).

1.3   Effect of the Merger.   From and after the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL, including Section 259 thereof. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4   Certification of Incorporation; Bylaws.   At the Effective Time and without any further action on the part of the parties hereto, (a) the Certificate of Incorporation of the Company shall be amended and restated so as to read in its entirely as set forth on Exhibit C hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and (b) the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL.

1.5   Directors and Officers.   The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

1.6   Conversion of Company Common Stock, Etc.   At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or the holders of the following securities:

(a)    Subject to the provisions of this Article I, each share of Common Stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of the Company Common Stock to be canceled pursuant to Section 1.7 and subject to Section 1.10 and Section 1.11) will be converted automatically into the right to receive 0.29 of a fully paid and nonassessable share (the “Exchange Ratio”) of the Common Stock, par value $0.01 per share (the “Parent Common Stock”), of Parent (the “Merger Consideration”).

(b)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.12 hereof, without interest.

1.7   Cancellation of Treasury Stock and Parent-Owned Stock.   Each share of Company Common Stock held in the treasury of the Company, if any, and each share of Company Common Stock, if any, owned by Parent or Merger Sub, in each case immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

1.8   Stock Options.

(a)    At the Effective Time, all Outstanding Stock Options (as defined herein) (other than Outstanding Stock Options cancelled or exercised prior to the Effective Time) shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent in accordance with Section 5.5.

(b)   The Company and its Board of Directors shall promptly take all actions reasonably necessary to ensure that following the Effective Time no holder of any options or other rights pursuant to, nor any participant in or party to, the Option Plans (as defined herein) or any other Company Employee Plan (as defined herein) or other plan, program, arrangement, agreement or other commitment providing for the issuance or grant of any interest in respect of the capital stock of the Company or any Subsidiary (as defined herein) of the Company will have any rights thereunder to acquire equity securities, or any right to payment in respect of the equity securities, of Parent, the Company or the Surviving Corporation, or any of their Subsidiaries, except as provided herein.

1.9   Capital Stock of Merger Sub.   Each share of Common Stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any shares of Merger Sub Common Stock shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

1.10   Adjustments to Exchange Ratio.   Without limiting any other provision of this Agreement, the Exchange Ratio shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement if there is any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

1.11   Fractional Shares.   No certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu thereof, each holder of shares of Company Common Stock exchanged pursuant to Section 1.6 or of options exchanged pursuant to Section 1.8(b) who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to have been otherwise received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent and without interest) equal to the product of such fractional part of a share of Parent Common Stock multiplied by the average closing price per share of Parent Common Stock (rounded to the nearest cent) on the OTC Bulletin Board for the 20 trading days ending on the trading day immediately prior to (and excluding the date of) the Effective Time.

1.12   Surrender of Certificates.

(a)   Exchange Agent.   Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the Exchange Agent (as defined herein) in the Merger.

(b)   Deposit of Common Stock and Cash.   Immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent for exchange in accordance with this Article I, sufficient shares of Parent Common Stock to be exchanged pursuant to Section 1.6. In addition, Parent shall deposit with the Exchange Agent an amount in cash sufficient to make the payments in lieu of fractional shares pursuant to Section 1.11.

(c)   Exchange Procedures.   Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (collectively, the “Certificates”) that represented immediately prior to the Effective Time outstanding shares of Company Common Stock to be exchanged pursuant to Section 1.6, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree prior to Closing) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to Sections 1.6 and 1.11, after giving effect to any required (as defined herein) Tax withholdings, and the Certificate so surrendered shall forthwith be canceled. At any time following six months after the Effective Time, all or any number of shares of Parent Common Stock (and any or all cash payable in lieu of fractional shares of Parent Common Stock) deposited with the Exchange Agent pursuant to Section 1.12(b), which remain undistributed to the holders of the Certificates representing shares of Company Common Stock, shall be delivered to Parent upon demand, and thereafter such holders of unexchanged shares of Company Common Stock shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) for payment of their claim for shares of Parent Common Stock and any cash in lieu of fractional shares, and any dividends or distributions made thereon pursuant to Section 1.12(d).

(d)   Distributions With Respect to Unexchanged Shares.   No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and payable between the Effective Time and the time of such surrender with respect to such whole shares of Parent Common Stock. For purposes of dividends or distributions in respect of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends or distributions pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(e)   Transfers of Ownership.   If any certificate for shares of Parent Common Stock is to be issued in a name other than the name in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that (i) the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person (as defined herein) requesting such exchange will have paid any transfer or other Taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in a name other than the name of the registered holder of the Certificate surrendered or (ii) established to the reasonable satisfaction of Parent, or any agent designated by Parent, that such Tax has been paid or is not applicable.

(f)   No Liability.   Notwithstanding anything to the contrary in this Agreement, none of the Exchange Agent, Parent, the Merger Sub or the Surviving Corporation shall be liable to a holder of a Certificate for any Parent Common Stock (and any cash payable for fractional shares of Parent Common Stock or any other amount due, if any) that was properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)   Withholding of Tax.   Parent or the Exchange Agent will be entitled to deduct and withhold from the consideration payable pursuant to this Agreement to any Person such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Parent or the Exchange Agent, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

1.13   Further Ownership Rights in Company Common Stock.   All shares of Parent Common Stock issued upon the surrender for exchange of Company Common Stock in accordance with the terms of this Article I (together with any cash paid for any fractional share of Parent Common Stock) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Surviving Corporation. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided for herein. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.14   Closing.   Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VII, and subject to the provisions of Article VI, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (New York time) on the third Business Day (the “Closing Date”) following the satisfaction (or waiver in accordance with Section 7.5, to the extent the same may be waived) of the conditions to the Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing). The Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York or such other place as the parties hereto otherwise agree.

1.15   Lost, Stolen or Destroyed Certificates.   In the event any Certificates evidencing Company Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash for fractional shares, if any, as may be required pursuant to Section 1.11; provided,however, that Parent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.16   Tax Consequences.   For federal income tax purposes, the parties intend that the Merger be treated as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code. The parties shall not take a position on any Tax Return (as defined herein) inconsistent with this Section 1.16.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows:

2.1   Organization and Qualification; Subsidiaries.

(a)    The Company is a corporation duly organized, validly existing and in good standing under Delaware Law and has all the requisite corporate power and authority, and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, waivers, qualifications, certificates, Orders (as defined herein) and approvals (collectively, “Approvals”) necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except for such Approvals, the failure of the Company to be in possession of would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined herein).

The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where (i) the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary and (ii) the Company markets, sells, installs or services alarm systems, or provides alarm monitoring services and such marketing, selling, installing, servicing or provision of services makes such qualification or licensing necessary, except, in each case, where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)   Except as set forth in Section 2.1(b) of the Company Disclosure Schedule, each Subsidiary of the Company is a legal entity, duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization and has all the requisite power and authority, and is in possession of all Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each such Subsidiary is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where (i) the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary and (ii) such Subsidiary markets, sells, installs or services alarm systems, or provides alarm monitoring services and such marketing, selling, installing, servicing or provision of services makes such qualification or licensing necessary, except, in each case, where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)    Section 2.1(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all of the Company’s directly and indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of each such Subsidiary’s outstanding capital stock or other equity or other interest owned by the Company or another Subsidiary of the Company. Except as set forth in Section 2.1(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, directly or indirectly, any equity or similar interest in, any Person.

2.2   Certificate of Incorporation and Bylaws.   Except as set forth in Section 2.2 of the Company Disclosure Schedule, the Company has made available to Parent true and complete copies of each of its and each of its Subsidiaries’ Certificate of Incorporation and Bylaws or equivalent organizational documents, as amended or restated to the date hereof. Such Certificate of Incorporation and Bylaws and equivalent organizational documents of the Company and each of its Subsidiaries are in full force and effect, and no other organizational documents are applicable to or binding upon the Company or its Subsidiaries.

2.3   Capitalization.

(a)    The authorized capital of the Company consists of 103,000,000 shares, divided into 100,000,000 shares of Company Common Stock and 3,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the date of this Agreement, (i) 24,368,836 shares of Company Common Stock are issued and outstanding; (ii) no shares of Company Preferred Stock are issued or outstanding; (iii) 312,626 shares are held in the treasury of the Company; (iv) no shares of Company Common Stock are held by any Subsidiary of the Company; and (v) 419,300 shares of Company Common Stock are duly reserved for future issuance pursuant to the Plan Options (as defined herein) and 2,040,000 shares of the Company Common Stock are duly reserved for future issuance pursuant to the Non-Plan Options (as defined herein). None of the outstanding shares of Company Common Stock are subject to, nor were they issued in violation of any, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. Except as set forth above and in Section 2.3(a) of the Company Disclosure Schedule, as of the date hereof, no shares of voting or non-voting capital stock, other equity interests, or other voting securities of the Company were issued, reserved for issuance or outstanding. Except for the Non-Plan Options, all outstanding options, rights or warrants to purchase Company Common Stock were granted under the Option Plans. Section 2.3(a) of the Company Disclosure Schedule lists all outstanding options, rights and warrants to purchase Company Common Stock and, with respect to each, the record holder, the exercise price, the grant date and the vesting schedule. Except as set forth in Section 2.3(a) of the Company Disclosure Schedule, each Outstanding Stock Option has an exercise price per share that, as of the applicable date of grant, was equal to, or in excess of, the fair market value per share of the underlying Company Common Stock. All outstanding shares of capital stock of the Company are, and all shares which may be issued upon the exercise of stock options, rights and warrants will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any kind of preemptive (or similar) rights. There are no bonds, debentures, notes or other indebtedness of the Company with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters on which stockholders of the Company may vote.

(b)   Section 2.3(b) of the Company Disclosure Schedule sets forth the number of authorized and outstanding shares of capital stock, and ownership thereof, of each of the Company’s Subsidiaries. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized, validly issued, fully paid and nonassessable, are not subject to, and were not issued in violation of, any preemptive (or similar) rights, and are owned, of record and beneficially, by the Company or one of its direct or indirect Subsidiaries, free and clear of all Liens (as defined herein). Except as set forth in Section 2.3(b) of the Company Disclosure Schedule or pursuant to applicable Laws of the jurisdiction in which it is organized, there are no restrictions of any kind which prevent the payment of dividends by any of the Company’s Subsidiaries, and neither the Company nor any of its Subsidiaries is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan or capital contribution) to or in any Person, other than loans to dealers in the ordinary course of business.

(c)    Except as described in Section 2.3(a), Section 2.3(b), or Section 2.3(c) of the Company Disclosure Schedule, as of the date hereof, there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) of the Company or any of its Subsidiaries. Except as described in Section 2.3(c) of the Company Disclosure Schedule, as of the date hereof, there are no stock-appreciation rights, stock-based performance units, “phantom” stock rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or any of its Subsidiaries or assets or calculated in accordance therewith (collectively, “Company Stock-Based Rights”) or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of the Company. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule or the Stockholders Agreement, there are no voting trusts, proxies or other agreements, commitments or understandings of any character to which the Company or any of its Subsidiaries is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock of the Company or any of its Subsidiaries.

2.4   Authority; Enforceability.   Subject to obtaining the Company Stockholder Approval (as defined herein), the Company has all requisite corporate power and authority to execute and deliver this Agreement, each Related Agreement (as defined herein) to which it is a party and each instrument required hereby to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement, each Related Agreement to which it is a party and each instrument required hereby to be executed and delivered by it at the Closing and the performance of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized by all corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any Related Agreement to which it is a party or to consummate the transactions so contemplated (other than the approval and authorization of this Agreement by votes of the holders of a majority of the outstanding Company Common Stock (the “Company Stockholder Approval”) in accordance with Delaware Law and the Company’s Certificate of Incorporation and Bylaws and the filing of the Certificate of Merger) herein or therein. Each of this Agreement and the Related Agreements to which it is a party has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

2.5   Required Vote.   Subject to Section 4.3, as of the date hereof, the Board of Directors of the Company has, at a meeting duly called and held, (i) approved and declared advisable this Agreement and each Related Agreement to which the Company is a party, (ii) determined that the transactions contemplated hereby and thereby are advisable, fair to and in the best interests of the holders of Company Common Stock, (iii) resolved to recommend adoption of this Agreement, the Merger and the other transactions contemplated hereby and thereby to the stockholders of the Company and (iv) directed that this Agreement be submitted to the stockholders of the Company for their approval and authorization. The vote to obtain the Company Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to approve and authorize this Agreement, the Merger and the other transactions contemplated hereby and thereby.

2.6   No Conflict; Required Filings and Consents.

(a)    The execution and delivery by the Company of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries at the Closing do not, and the performance of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries at the Closing, shall not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any of its Subsidiaries, (ii) conflict with or violate any Law or Order in each case applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties, rights or assets is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties, rights or assets of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, Contract (as defined herein), permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties, rights or assets is bound or affected, except (A) as set forth in Section 2.6(a) of the Company Disclosure Schedule or (B) in the case of clause (ii) or (iii) above, for any such conflicts, breaches, violations, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)   The execution and delivery by the Company of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries at the Closing do not, and the performance by the Company of this Agreement, any Related Agreements to which it is a party and any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries at the Closing, shall not, require the Company or any of its Subsidiaries to obtain any Approval of any Person, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except (i) as set forth in Section 2.6(b) of the Company Disclosure Schedule, (ii) for compliance with applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities Laws (“Blue Sky Laws”), the pre-Merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or Foreign Competition Laws (as defined herein), (iii) for the filing of the Certificate of Merger in accordance with Delaware Law or (iv) where the failure to obtain such Approvals, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.7   Material Agreements.

(a)   Section 2.7(a) of the Company Disclosure Schedule sets forth a true and complete list, and if oral, an accurate and complete summary, of all Contracts of the following types to which the Company or any of its Subsidiaries is a party or by which any of them or their properties, rights or assets are bound as of the date hereof (collectively, “Company Material Agreements”):

(i)          any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii)        employment Contracts with current or former officers or directors of the Company and other Contracts with current or former officers or directors of the Company, and all severance, retention, stay-bonus, change in control or similar Contracts with any current or former directors, officers, employees or agents of the Company that will result in any obligation (absolute or contingent) of the Company or any of its Subsidiaries to make any payment in connection with or as a result of either the consummation of the transactions contemplated hereby, termination of employment (or the relevant relationship), or both;

(iii)       any collective bargaining agreements with labor organizations;

(iv)        license agreements that are required to be disclosed in Section 2.20(c) of the Company Disclosure Schedule;

(v)         Contracts for the purchase of inventory/supplies by the Company or any of its Subsidiaries which are not cancelable (without material penalty, cost or other liability) within one (1) year;

(vi)        Contracts involving annual expenditures or liabilities of the Company or any of its Subsidiaries in excess of $100,000 per annum which are not cancelable (without material penalty, cost or other liability) within 60 days;

(vii)      Contracts involving annual revenues payable to the Company or any of its Subsidiaries in excess of $100,000 per annum;

(viii)     promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments and Contracts providing for the borrowing of money, relating to indebtedness or obligations in excess of $100,000, other than accounts payable in the ordinary course of business;

(ix)        promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments and Contracts providing for the lending of money, whether as lender or guarantor, relating to indebtedness or obligations in excess of $500,000, other than accounts or notes receivable in the ordinary course of business;

(x)         Contracts containing a covenant limiting the freedom of the Company or any of its Subsidiaries (or which purport to limit the freedom of Parent or its Affiliates) to engage in any line of business or compete with any Person or operate at any location in the world;

(xi)        joint venture or partnership agreements or joint development, distribution or similar agreements pursuant to which any third party is entitled or obligated to develop or distribute any products on behalf of the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries is entitled or obligated to develop or distribute any products on behalf of any third party;

(xii)      Contracts for the acquisition, directly or indirectly (by merger or otherwise) of material assets (whether tangible or intangible) or the capital stock of another Person;

(xiii)     Contracts involving the issuance or repurchase of any capital stock of the Company or any of its Subsidiaries (including newly formed Subsidiaries), other than, with respect to the issuance of Company Common Stock, the options listed in Section 2.3(a) of the Company Disclosure Schedule;

(xiv)      Contracts under which the Company or any of its Subsidiaries has granted or received exclusive rights; and

(xv)       any interest rate swaps, caps, floors or option agreements or any other interest rate risk management arrangement or foreign exchange Contracts.

True and complete copies of all written Company Material Agreements have been made available to Parent by the Company.

(b)   Other than (i) Company Material Agreements that have terminated or expired (or that will, prior to the Closing Date, terminate or expire) in accordance with their terms or (ii) as set forth in Section 2.7(b) of the Company Disclosure Schedule, each Company Material Agreement is in full force and effect in all material respects, is a valid and binding obligation of the Company or such Subsidiary in all material respects and, to the Knowledge of the Company, of each other party thereto and is enforceable, in all material respects, in accordance with its terms, against the Company or such Subsidiary and, to the Knowledge of the Company, against each other party thereto, subject to the Enforceability Limitations. Other than as set forth in Section 2.7(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or is alleged to be and, to the Knowledge of the Company, no other party is or is alleged to be in default under, or in breach or violation of, in any material respect, any Company Material Agreement and, to the Knowledge of the Company, no event has occurred that, with the giving of notice or passage of time or both, would constitute such a material default, breach or violation. The designation or definition of Company Material Agreements for purposes of this Section 2.7 and the disclosures made pursuant thereto will not be construed or utilized to expand, limit or define the terms “material” and “Company Material Adverse Effect” as otherwise referenced and used in this Agreement.

2.8   Compliance.   Except as set forth in Section 2.8 of the Company Disclosure Schedule, the Company and each of its Subsidiaries are in compliance with, and are not in default or violation of, (i) the Certificate of Incorporation and Bylaws of the Company or the equivalent organizational documents of such Subsidiary, (ii) any Law or Order or by which any of their respective assets, rights or properties are bound or affected, and their own posted or internal privacy policies, and (iii) the terms of all Contracts, permits, franchises and other instruments or obligations to which any of them are a party or by which any of them or any of their respective assets, rights or properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such failures of compliance, defaults and violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of all Approvals, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 2.8 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice of any revocation or modification from any Governmental Authority of any Approval of such Governmental Authority that is material to the Company or any of its Subsidiaries.

2.9   SEC Filings; Financial Statements.

(a)   Except as set forth in Section 2.9(a) of the Company Disclosure Schedule, the Company has filed all forms, reports, schedules, statements and documents required to be filed with the Securities and Exchange Commission (“SEC”) since January 1, 2005 (collectively, the “Company SEC Reports”) pursuant to the federal securities Laws and the Regulations of the SEC promulgated thereunder, and all Company SEC Reports have been filed in all material respects on a timely basis. The Company SEC Reports (including any financial statements or schedules included or incorporated by reference therein) were prepared in accordance, and complied as of their respective filing dates in all material respects, with the requirements of the Exchange Act and the Securities Act and the Regulations of the SEC promulgated thereunder and did not at the time they were filed (or if amended or superseded by a filing prior to the date hereof, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries has filed, or is obligated to file, any forms, reports, schedules, statements or other documents with the SEC.

(b)   The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and the Regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were as of the respective dates made, and are, complete and correct. Except as set forth in Section 2.9(b) of the Company Disclosure Schedule, the Company is, and through the Closing Date will be, otherwise in material compliance with all applicable effective provisions of the Sarbanes-Oxley Act.

(c)   Except as set forth in Section 2.9(c) of the Company Disclosure Schedule, each of the audited and unaudited consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (i) complied in all material respects with applicable accounting requirements and the published Regulations of the SEC with respect thereto, (ii) was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved (except as may be expressly described in the notes thereto) and (iii) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements included in the Company’s Form 10-Q reports were or are subject to normal and recurring year-end adjustments that have not been and are not expected to be material to the Company.

2.10   Absence of Certain Changes or Events.

(a)   Except as described in Section 2.10(a) of the Company Disclosure Schedule or as expressly contemplated by this Agreement, since January 1, 2006, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, and, since such date, there has not been any change, development, circumstance, condition, event, occurrence, damage, destruction or loss that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   Except as described in Section 2.10(b) of the Company Disclosure Schedule or as expressly contemplated by this Agreement, during the period from January 1, 2006 to the date hereof, (i) there has not been any change by the Company in its accounting methods, principles or practices (in each case, except as required by a change in GAAP) or, other than in the ordinary course of business, any revaluation by the Company of any of its assets, including, writing down the value of inventory or writing off notes or accounts receivable and (ii) there has not been any action or event, and neither the Company nor any of its Subsidiaries has agreed in writing or otherwise to take any action, that would have required the consent of Parent pursuant to Section 4.1 had such action or event occurred or been taken after the date hereof and prior to the Effective Time.

2.11   No Undisclosed Liabilities.

(a)   Except as described in Section 2.11(a) of the Company Disclosure Schedule, as of the date hereof, there are no material liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(i)          liabilities disclosed or provided for in the Balance Sheet or in the notes thereto;

(ii)        liabilities incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect;

(iii)       liabilities or obligations that have been discharged or paid in full in the ordinary course of business; and

(iv)        liabilities under this Agreement.

(b)   Except as described in Section 2.11(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or its Subsidiaries’ published financial statements.

(c)   Except as described in Section 2.11(c) of the Company Disclosure Schedule, the Company has made available to Parent a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act, and the Regulations promulgated thereunder.

2.12   Absence of Litigation.   Except as described in Section 2.12 of the Company Disclosure Schedule, there is no Litigation (as defined herein) pending on behalf of or against or, to the Knowledge of the

Company, threatened against the Company, any of its Subsidiaries, or any of their respective properties, assets or rights, before or subject to any Court (as defined herein) or other Governmental Authority which if adversely determined would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any pending or outstanding Litigation or Order which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

2.13   Employee Benefit Plans.

(a)   Section 2.13(a) of the Company Disclosure Schedule lists all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, and all bonus, stock option, stock purchase, stock appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, change-in-control, vacation, cafeteria, dependent care, medical care, employee assistance or loan program, education or tuition assistance programs, insurance and other similar fringe or employee benefit plans, programs or arrangements, and any employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former employee, officer, director or consultant of the Company or any of its Subsidiaries, which is or has been entered into, contributed to, established by, participated in and/or maintained by the Company, its Subsidiaries or with respect to which the Company, any of its Subsidiaries or any of the Company’s ERISA Affiliates has or could have any liability (together, the “Company Employee Plans”). The Company has made available to Parent correct and complete copies of (where applicable) (a) all plan documents, summary plan descriptions, summaries of material modifications and amendments related to such plans, (b) the most recent determination letters received from the Internal Revenue Service (the “IRS”), (c) the three most recent Form 5500 Annual Reports, (d) the most recent audited financial statement, and if applicable, actuarial valuation, and (e) all material related agreements, insurance Contracts and other Contracts which implement each such Company Employee Plan.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or as set forth in Section 2.13(b) of the Company Disclosure Schedule, (i) each Company Employee Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws; (ii) each Company Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would reasonably be expected to subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any ERISA Affiliate, to any tax, fine, lien, or penalty imposed by ERISA, the Code or other applicable Laws with respect to any Company Employee Plan; (iv) for each Company Employee Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the end of the period covered thereby; (v)  no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Employee Plan; (vi) no Company Employee Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers (within the meaning of the Sarbanes-Oxley Act) and (vii) neither the Company nor any of its Subsidiaries has incurred any current, projected or contingent liability in respect of post-employment or post-retirement health, medical, life insurance or similar benefits for current, former or retired employees, officers, directors or consultants of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(c)   No Company Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA. None of the Company or any of its Subsidiaries has

or could have any liability under or with respect to any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither the Company nor any Subsidiary or ERISA Affiliate has any obligation to contribute to any multiemployer plan.

(d)   With respect to any Company Employee Plan, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority are, to the Knowledge of the Company, pending, threatened or in progress.

(e)   Except as set forth in Section 2.13(e) of the Company Disclosure Schedule, no Company Employee Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Employee Plans, (iv) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (v) result in payments or benefits payable to any employee, officer, director or consultant which would not be deductible under Section 280G of the Code.

(f)    Except as would not reasonably be expected to result in a Company Material Adverse Effect, there have been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or any change in employee participation or coverage under, any Company Employee Plan that would increase the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

2.14   Employment and Labor Matters.

(a)   Section 2.14(a) of the Company Disclosure Schedule identifies all employees and consultants employed or engaged by the Company with an annual base salary or compensation rate of $100,000 or higher and sets forth each such individual’s rate of pay or annual compensation, job title and date of hire. Except as set forth in Section 2.14(a) of the Company Disclosure Schedule, there are no collective bargaining agreements between the Company or any Subsidiary of the Company and any labor organization or other representative of any of the Company’s or Subsidiary’s employees, nor is any such Contract presently being negotiated. Except as set forth in Section 2.14(a) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses, benefits or other compensation for any services or otherwise owed under any policy, practice, agreement, plan, program or Law; (ii) none of the Company’s or any of its Subsidiaries’ employment policies or practices is currently being audited or investigated by any Governmental Authority; and (iii) there is no pending or, to the Knowledge of the Company, threatened Litigation, unfair labor practice charge, or other charge or inquiry against the Company or any of its Subsidiaries brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the

Company’s or Subsidiary’s employee, or other individual or any Governmental Authority with respect to employment practices brought by or before any Court or other Governmental Authority.

(b)   Except as set forth in Section 2.14(b) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company or any of its Subsidiaries nor are there any activities or proceedings of any labor union to organize any such employees of the Company or any of its Subsidiaries; (ii) during the past three years there have been no strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries; (iii) there are no grievances pending or, to the Knowledge of the Company, threatened, which, if adversely decided, would reasonably be expected to have a Company Material Adverse Effect; (iv) except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Authority relating to employees or employment practices; and (v) the Company and each of any of its Subsidiaries are in compliance in all material respects with all applicable Laws, Contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including the obligations of the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”) and any similar state or local laws, and all other notification and bargaining obligations arising under any collective bargaining agreement, by Law or otherwise. Neither the Company nor any Subsidiary of the Company has effectuated a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without complying with all provisions of WARN or implemented any early retirement, separation or window program within the past 12 months, nor has the Company or any of its Subsidiaries announced any such action or program for the future, except as set forth in Section 2.14(b) of the Company Disclosure Schedule.

2.15   Registration Statement; Proxy Statement/Prospectus.   None of the information supplied by the Company for inclusion in the registration statement on Form S-4, or any amendment or supplement thereto, pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time such document is filed, at the time amended or supplemented and at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of the Company in connection with the meeting of the stockholders of the Company to consider the Merger and vote on a proposal to adopt this Agreement (the “Company Stockholders’ Meeting”) (such proxy statement/prospectus, as amended or supplemented, the “Proxy Statement”) shall, on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Company Stockholders’ Meeting that has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its Subsidiaries, officers or directors is discovered by the Company which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform Parent and Merger Sub. The Proxy Statement shall comply in all material respects as to form and substance with the requirements of the Exchange Act and the Regulations of the SEC promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or the Merger Sub which is contained in the Registration Statement or the Proxy Statement.

2.16   Absence of Restrictions on Business Activities.   Except as set forth in Section 2.16 of the Company Disclosure Schedule, there is no agreement or Order binding upon the Company or any of its Subsidiaries or any of their assets, rights or properties which has had or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted by the Company or any of its Subsidiaries. Except as set forth in Section 2.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any material non-competition, non-solicitation or similar restriction on their respective businesses.

2.17   Title to Assets; Leases.

(a)   Section 2.17(a) of the Company Disclosure Schedule contains a true and complete list of all of the real property and interests in real property owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”), identifying the record owner and address thereof. Except as described in Section 2.17(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has good, valid and marketable title to all of the Company Owned Real Property, free and clear of all Liens.

(b)   Section 2.17(b) of the Company Disclosure Schedule contains a true and complete list of all of the material real property leased by the Company or any of its Subsidiaries (the “Company Leased Real Property”), identifying the address thereof. With respect to the Company Leased Real Property, except as set forth in Section 2.17(b) of the Company Disclosure Schedule, (i) all of the leases relating to the Company Leased Real Property under which the Company or any of its Subsidiaries is a tenant or subtenant, if any, are in full force and effect and the Company has made available to Parent prior to the date hereof true and correct copies of such leases (including all amendments, modifications and renewals thereof), (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any of these leases, is in material breach or violation or default under any lease relating to the Company Leased Real Property and neither the Company nor any of its Subsidiaries has received notice that an event has occurred which, with such notice or with lapse of time, would constitute a material breach or default under any lease relating to the Company Leased Real Property, and (iii) neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged or encumbered any material interest in any Company Leased Real Property.

2.18   Taxes.   For purposes of this Agreement, “Taxes” shall mean taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including those on or measured by or referred to as income, franchise, profits, gross receipts, capital ad valorem, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto; and “Tax Returns” shall mean returns, declarations, reports, information statements or similar statements, including any schedule, attachment or amendment thereto, with respect to Taxes required to be filed with the IRS or any other Governmental Authority (including any other domestic or foreign taxing authority or agency), including consolidated, combined and unitary tax returns. Except as set forth in Section 2.18 of the Company Disclosure Schedule:

(a)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, all Tax Returns required by applicable Law to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is a member have been timely filed, and all such Tax Returns are true, complete and correct in all respects.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) all Taxes payable by or with respect to the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, and adequate reserves (other than a reserve for deferred Taxes established to reflect timing differences between book and Tax treatment) determined in accordance with GAAP are provided on the Company’s Balance Sheet for any Taxes not yet due; (ii) all assessments for such Taxes due and owing by or with respect to the Company and each of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid; and (iii) neither the Company nor any of its Subsidiaries has incurred a Tax liability from the date of the latest Balance Sheet other than a Tax liability in the ordinary course of business.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, no action, suit, proceeding, investigation, claim or audit has formally commenced and no notice has been given that such audit or other proceeding is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries or any group of corporations of which any of the Company and its Subsidiaries has been a member in respect of any Taxes, and all deficiencies proposed as a result of such actions, suits, proceedings, investigations, claims or audits have been paid, reserved against or settled.

(d)   Neither the Company nor any of its Subsidiaries has requested, or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which Tax Return has not since been filed. No extension or waiver of time within which to file any Tax Return of, or applicable to, the Company or any of its Subsidiaries has been granted or requested which has not since expired.

(e)   Neither the Company nor any of its Subsidiaries is or has ever been (or has any liability for unpaid Taxes because it once was) a member of an affiliated, consolidated, combined or unitary group other than a group the common parent of which is the Company, and neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement or is liable for the Taxes of any other person under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor, by Contract, or otherwise.

(f)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and each of its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under any foreign Laws) and have, within the time and in the manner required by Law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws.

(h)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, none of the Company and its Subsidiaries will be required to include any amount in taxable income, or exclude any items of deduction, for any taxable period (or portion thereof) ending after the Closing Date as a result of a change in the method of accounting for a taxable period ending prior to the Closing Date, any deferred gains arising prior to the Closing Date, any “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax Laws) entered into prior to the Closing Date or any sale reported on the installment method that occurred prior to the Closing Date.

(i)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the five years prior to the date of this Agreement.

(j)    Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1).

(k)   Neither the Company nor any of its Subsidiaries has taken, agreed to take or failed to take any action or knows of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.19               Environmental Matters.

(a)   Except as described in Section 2.19 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)    each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws, and possesses and complies with all Environmental Permits required under such Environmental Laws;

(ii)   there is no investigation, suit, claim, action or proceeding relating to Environmental Liabilities or relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries;

(iii)  to the Knowledge of the Company, there are and have been no Releases of Hazardous Materials or other conditions at any property currently or formerly owned, leased, operated or otherwise used by the Company or any of its Subsidiaries that would reasonably be expected to give rise to any Environmental Liabilities of the Company or any of its Subsidiaries or result in material costs to the Company or any of its Subsidiaries;

(iv)  to the Knowledge of the Company, there has been no transportation, treatment, storage or off-site disposal of any Hazardous Materials from the Company’s or any of its Subsidiaries’ operations that would reasonably be expected to give rise to any Environmental Liabilities of the Company or any of its Subsidiaries or result in material costs to the Company or any of its Subsidiaries;

(v)    neither the Company nor any of its Subsidiaries has received any notice of, or entered into or assumed by Contract or, to the Knowledge of the Company, by operation of law, any obligation, liability or Order relating to Environmental Liabilities or relating to or arising under Environmental Laws; and

(vi)  to the Knowledge of the Company, no past, present or reasonably anticipated future events, practices, plans, facts, circumstances, conditions, or legal requirements exist or are proposed with respect to the Company or any of its Subsidiaries that would reasonably be expected to prevent the Company or any of its Subsidiaries from (or materially increase the burden on the Company or any of its Subsidiaries of) complying with applicable Environmental Laws or obtaining, renewing, or complying with all Environmental Permits required under such Environmental Laws.

(b)   The Company has provided to Parent true and complete copies of all Environmental Reports containing material information that are in the possession or control of the Company or any of its Subsidiaries.

(c)   For purposes of this Agreement, the terms below are defined as follows:

“Environmental Laws” shall mean all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous

Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents and any transfer of ownership notification or approval statute (including the Industrial Site Recovery Act (N.J. Stat. Ann. § 13:1K-6 et seq.), as each has been amended and the Regulations promulgated pursuant thereto.

“Environmental Liabilities” shall mean, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law or Environmental Permit, or arising out of or related to the presence, Release or threatened Release, or the alleged presence, Release or threatened Release of Hazardous Materials.

“Environmental Permits” means any Approval required by any Governmental Authority pursuant to any applicable Environmental Law.

“Environmental Reports” shall mean any report and other material environmental documents relating to the Company’s or any of its Subsidiaries’ past or current properties, facilities or operations that are in the Company’s or any of its Subsidiaries’ possession or under the Company’s or any of its Subsidiaries’ reasonable control.

“Hazardous Materials” shall mean any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

2.20               Intellectual Property.

(a)   Section 2.20(a) of the Company Disclosure Schedule sets forth all Intellectual Property registrations and applications owned or exclusively licensed by the Company or its Subsidiaries. All of the abovementioned registrations and applications have not expired or been abandoned or cancelled and, to the Knowledge of the Company, are valid and enforceable.

(b)   Except as set forth in Section 2.20(b) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have the valid right to use all of the Intellectual Property necessary for the conduct of the Company’s and each of its Subsidiaries’ business as currently conducted or contemplated to be conducted, free of all Liens, (ii) the Company and each of its Subsidiaries have taken all reasonable steps to maintain and enforce all Intellectual Property owned, held or used by the Company or any of its Subsidiaries (“Company IP”). Except under written confidentiality obligations, to the Knowledge of the Company, there has been no material disclosure of any of the Company’s or any of its Subsidiaries’ confidential information or trade secrets to any third party. Except as disclosed in

Section 2.20(b) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (A) to the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted or proposed to be conducted does not infringe, misappropriate, dilute or otherwise violate or breach (“Infringe”) any Intellectual Property or contractual rights of any third party, and to the Knowledge of the Company, the Company IP is not being Infringed by any third party, and (B) there is no Litigation or Order pending or outstanding, to the Knowledge of the Company, threatened or imminent (including cease and desist letters or invitations to take a license), that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Company IP.

(c)   Section 2.20(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all licenses, sublicenses, consent, royalty or other agreements concerning Company IP to which the Company or any Subsidiary of the Company is a party or by which any of their assets, rights or properties are bound (other than (i) Contracts disclosed pursuant to Section 2.7(a)(iii) and (ii) generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $50,000) (collectively, “Company IP Agreements”). To the Knowledge of the Company, all of the Company IP Agreements are valid and binding obligations of Company or any of its Subsidiaries that are parties thereto, enforceable in accordance with their terms (subject to Enforceability Limitations), and there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by the Company or any of its Subsidiaries under, any such Company IP Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)   Except as set forth in Section 2.20(d) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the consummation of the transactions contemplated hereby will not result in the alteration, loss or impairment of the validity, enforceability or the Company’s or any of its Subsidiaries’ right to own or use any of the Intellectual Property necessary to the operation of the Company’s and its Subsidiaries’ businesses as currently operated, nor will such transactions require the Approval of any Governmental Authority or third party in respect of any Intellectual Property.

(e)   Section 2.20(e) of the Company Disclosure Schedule lists all Software (as defined herein) owned, held or used by the Company or any of its Subsidiaries (other than generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000), and identifies whether such Software is owned, licensed, leased or otherwise used, as the case may be, and whether such Software is sold, licensed, leased or otherwise distributed by the Company or any of its Subsidiaries to any third party. All Software owned by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, all Software licensed from third parties by the Company or any of its Subsidiaries, (i) is free from any material defect, bug, virus, or programming, design or documentation error, (ii) operates and runs in a reasonable and efficient business manner, and (iii) conforms in all material respects to the specifications and purposes thereof, except in the case of clauses (i), (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to cause a Company Material Adverse Effect. No Software owned, held or used by the Company or any of its Subsidiaries is, in whole or in part, subject to the provisions of any open source or similar license agreement, or any other agreement obligating the Company or any of its Subsidiaries to distribute or otherwise make any source code of the Software available to third parties, except as would not, individually or in the aggregate, reasonably be expected to cause a Company Material Adverse Effect.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries have taken all reasonable steps to protect the Company’s and its Subsidiaries’ rights in their Intellectual Property, including confidential information and trade secrets. Without limiting the foregoing, except as disclosed in Section 2.20(f) of the

Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries require (i) each employee to acknowledge in writing and, each employee has acknowledged in writing receipt of an employee handbook or other similar documentation (true and complete copies of which have been made available to Parent) which sets forth certain confidentiality obligations and (ii) all Persons who contribute or have contributed any proprietary Intellectual Property to assign all of their rights in the same to the Company or its Subsidiaries.

2.21               Insurance.   Section 2.21 of the Company Disclosure Schedule sets forth a true and complete list of all material insurance policies and performance bonds providing coverage in favor of the assets, business, equipment, rights, properties, operations, employees, officers and directors of the Company and its Subsidiaries. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies or bonds. All premiums payable under all such policies and bonds have been paid and, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries are otherwise in full compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies of insurance and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To the Knowledge of the Company, there is not any threatened termination of or material increase with respect to any such policies or bonds.

2.22               No Restrictions on the Merger; Takeover Statutes.   No provision of the Certificate of Incorporation or Bylaws, or other organizational documents or governing instruments of the Company or any of its Subsidiaries or any Company Material Agreement to which any of them is a party, and assuming the accuracy of the representation in Section 3.21, no Delaware Law or other takeover statute or similar Law applicable to the Company or its Subsidiaries (a) would or would purport to impose restrictions which might adversely affect or delay the consummation of the transactions contemplated by this Agreement and the Related Agreements, or (b) as a result of the consummation of the transactions contemplated by this Agreement or the acquisition of securities of the Company or the Surviving Corporation by Parent or Merger Sub (i) would or would purport to restrict or impair the ability of Parent to vote or otherwise exercise the rights of a stockholder with respect to securities of the Company or any of its Subsidiaries that may be acquired or controlled by Parent or (ii) would or would purport to entitle any Person to acquire securities of the Company.

2.23               Brokers.   No broker, financial advisor, finder or investment banker or other Person is entitled to any broker’s, financial advisor’s, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, except for Houlihan Lokey Howard & Zukin Capital (the “Company Financial Advisor”). Section 2.23 of the Company Disclosure Schedule sets forth, and the Company has made available to Parent a true and complete copy of, all agreements between the Company and the Company Financial Advisor pursuant to which such Persons would be entitled to any payment relating to the transactions contemplated hereunder.

2.24               Certain Business Practices.   To the Knowledge of the Company, since January 1, 2003, neither the Company nor any of its Subsidiaries nor any director, officer, employee or agent of the Company or any of its Subsidiaries has (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

2.25               Interested Party Transactions.   Except as disclosed in Section 2.25 of the Company Disclosure Schedule, (i) there are no existing, and since August 1, 2003 there has been no Contract, transaction, indebtedness or other arrangement, or any related series thereof, between the Company and its Subsidiaries, on the one hand, and any of the directors, officers, significant stockholders or other Affiliates of the Company and its Subsidiaries, or any of their respective Affiliates or family members, on the other (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and (ii) except for the Outstanding Stock Options, at the Closing, all such Contracts, transactions, indebtedness and other arrangements shall be terminated (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses).

2.26               Opinion of Financial Advisor.   The Company has received the written opinion of the Company Financial Advisor to the effect that, subject to the limitations set forth in the opinion, as of the date of this Agreement, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view, and the Company has provided copies of such opinion to Parent. The Company has been authorized by the Company Financial Advisor to include the text of such fairness opinion and a description thereof in the Registration Statement and Proxy Statement, provided that the fairness opinion is reproduced therein only in its entirety and that the content and context of such inclusion and description is subject to the Company Financial Advisor’s prior review and written consent.

2.27               Suppliers.

(a)   Section 2.27(a) of the Company Disclosure Schedule sets forth a true and complete list of the 10 largest suppliers of the Company in terms of purchases during the most recently completed fiscal year and the portion of current fiscal year ended September 30, 2006 (collectively, the “Major Suppliers”).

(b)   Since January 1, 2005, except as set forth on Section 2.27(b) of the Company Disclosure Schedule, there has not been any material dispute between the Company or any of its Subsidiaries and any Major Supplier, and, no Major Supplier has stated in writing to the Company or to any of its Subsidiaries that such Major Supplier intends to materially reduce sales to, or to otherwise materially reduce its business relationship with, the Company or any of its Subsidiaries.

2.28               Names; Prior Acquisitions; Business Locations.

(a)   All names under which the Company or any of its Subsidiaries does business are specified in Section 2.28(a) of the Company Disclosure Schedule.

(b)   Except as set forth in Section 2.28(b) of the Company Disclosure Schedule, the Company has not changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief executive office, within the past three years.

(c)   All of the Company’s and its Subsidiaries’ offices and places of business, including their respective principal places of business and chief executive offices, are listed in Section 2.28(c) of the Company Disclosure Schedule. To the Knowledge of the Company, except for equipment leased to customers in the ordinary course of business, all of the material equipment, inventory, chattel paper and books and records of the Company and its Subsidiaries are located in the offices and places of business listed in Section 2.28(c) of the Company Disclosure Schedule.

2.29               Customer Contracts.

(a)   Set forth in Section 2.29(a) of the Company Disclosure Schedule is a list of the Company’s or any of its Subsidiaries’ contracts with their 20 largest customers, in the aggregate, as of September 30, 2006, as measured by recurring revenues attributable to such customers (the “Large Customer Agreements”). Except as would not, individually or in the aggregate, be reasonably expected to result in a Company Material Adverse Effect, each such Large Customer Agreement is in full force and effect, is a valid and binding obligation of the Company or such Subsidiary and, to the Knowledge of Company, of each other party thereto and is enforceable, in accordance with its terms, against the Company or such Subsidiary and, to the Knowledge of the Company, against each other party thereto, in each case subject to the Enforceability Limitations. Except as set forth in Section 2.29(a) of the Company Disclosure Schedule or as would not, individually or in the aggregate, be reasonably expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all of the material terms of the Large Customer Agreements and, to the Knowledge of the Company, no default or event of default, or event or condition that with notice or lapse of time or both would constitute such a default, on its part or on the part of any other party thereto exists with respect to any liability to such customer party to any Large Customer Agreement.

(b)   To the Knowledge of Company, except as set forth in Section 2.29(b) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company has written agreements with all its customers (including the Large Customer Agreements) that (i) contain terms and conditions which are standard in the electronic security industry, including those involving limitation of liability/liquidated damages, third-party indemnification, automatic renewals (except where prohibited by law) and the right to increase monitoring rates, and (ii) do not require the consent of or notice to any other party thereto for a change in control of the Company.

(c)   No single customer of the Company or any of its Subsidiaries accounts for more than 3% of the Company’s consolidated annual revenue. The average gross monthly revenue generated for the Company by the Company’s and its Subsidiaries’ customers is listed in Section 2.29(c) of the Company Disclosure Schedule for the nine-month period commencing on January 1, 2006 and ending on September 30, 2006.

(d)   Each of the Company and its Subsidiaries has provided each residential customer that it originated since January 1, 2004 (and did not acquire from a third party) with the three-day right of rescission in compliance with the provisions of 16 C.F.R. Part 429 (“Cooling Off Period for Door to Door Sales”) and any applicable state Laws.

(e)   To the Knowledge of Company, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, all alarm systems installed or taken over by the Company since January 1, 2004 are in good working order and condition (excepting situations where a customer has failed to report to the Company any problem with an alarm system), and have been installed, inspected, tested and maintained in accordance with practices prevailing in the security alarm industry in the U.S., and in accordance with any applicable specifications and standards of underwriters laboratories and local governmental authorities, other than in each case of customers whose service has been suspended for nonpayment. To the Knowledge of Company, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company has the sole right to use all of the telephone lines and numbers applicable to the monitoring of its customer accounts.

(f)    The Company’s total recurring monthly revenue for the month of November 2006 was not less than $6,900,000, excluding wholesale revenue associated with owned accounts.

2.30               Internal Controls and Disclosure Controls.   The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (a) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s Regulations and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

3.1                 Organization and Qualification; Subsidiaries.

(a)   Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under Delaware Law. Parent has all the requisite corporate power and authority, and is in possession of all Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except for such Approvals, the failure of Parent to be in possession of would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined herein). Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Merger Sub is a newly-formed single purpose entity which has been formed solely for the purposes of the Merger and has not and will not carry on any business or engage in any activities other than those reasonably related to the Merger.

(b)   Each Subsidiary of Parent (other than Merger Sub, with respect to which Section 3.1(a) above governs) is a legal entity, duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization and has all the requisite power and authority, and is in possession of all Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 3.1(b) of the Parent Disclosure Schedule, each such Subsidiary is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)   Section 3.1(c) of the Parent Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all of Parent’s directly and indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of each such Subsidiary’s outstanding capital stock or other equity or other interest owned by Parent or another Subsidiary of Parent. Except as set forth in Section 2.1(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, directly or indirectly, any equity or similar interest in, any Person.

3.2   Certificate of Incorporation and Bylaws.   Parent has made available to the Company true and complete copies of each of its and each of its Subsidiaries’ (including Merger Sub) Certificate of Incorporation and Bylaws or equivalent organizational documents, as amended or restated to the date hereof. Such Certificate of Incorporation and Bylaws and equivalent organizational documents of Parent and each of its Subsidiaries are in full force and effect, and no other organizational documents are applicable to or binding upon Parent or its Subsidiaries.

3.3   Capitalization.

(a)   The authorized capital of Parent consists of 155,000,000 shares, divided into 150,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.10 per share (the “Parent Preferred Stock”). As of the date of this Agreement, (i) 18,239,953 shares of Parent Common Stock are issued and outstanding; (ii) no shares of Parent Preferred Stock are issued and outstanding; (iii) no shares are held in the treasury of Parent; and (iv) 2,056,010 shares of Parent Common Stock are duly reserved for future issuance pursuant to stock-based incentive compensation, which includes employee stock options and restricted share units (the “Parent Stock Options”) granted pursuant to Parent’s 2004 Stock Option Plan, 1997 Long-Term Incentive Plan, 1996 Stock Option Plan and 1994 Stock Option Plan (the “Parent’s Option Plans”). None of the outstanding shares of Parent Common Stock are subject to, nor were they issued in violation of any, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. Except as set forth above and in Section 3.3(a) of the Parent Disclosure Schedule, as of the date hereof, no shares of voting or non-voting capital stock, other equity interests, or other voting securities of Parent were issued, reserved for issuance or outstanding. Except as described in Section 3.3(a) of the Parent Disclosure Schedule, all outstanding options, rights or warrants to purchase Parent Common Stock were granted under Parent’s Option Plans. Section 3.3(a) of the Parent Disclosure Schedule lists all outstanding options, rights and warrants to purchase Parent Common Stock and, with respect to each, the record holder, the exercise price, the grant date and the vesting schedule. Each Parent Stock Option has an exercise price per share that, as of the applicable date of grant, was equal to, or in excess of, the fair market value per share of the underlying Parent Common Stock. All outstanding shares of capital stock of Parent are, and all shares which may be issued upon the exercise of stock options, rights and warrants will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any kind of preemptive (or similar) rights. There are no bonds, debentures, notes or other indebtedness of Parent with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters on which stockholders of Parent may vote.

(b)   Section 3.3(b) of the Parent Disclosure Schedule sets forth the number of authorized and outstanding shares of capital stock, and ownership thereof, of each of Parent’s Subsidiaries. All of the outstanding shares of capital stock of each of Parent’s Subsidiaries have been duly authorized, validly issued, fully paid and nonassessable, are not subject to, and were not issued in violation of, any preemptive (or similar) rights, and are owned, of record and beneficially, by Parent or one of its direct or indirect Subsidiaries, free and clear of all Liens. Except as set forth in Section 3.3(b) of the Parent Disclosure Schedule or pursuant to applicable Laws of the jurisdiction in which it is organized, there are no restrictions of any kind which prevent the payment of dividends by any of the Company’s Subsidiaries, and neither Parent nor any of its Subsidiaries is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan or capital contribution) to or in any Person.

(c)   Except as described in Section 3.3(a), Section 3.3(b) or Section 3.3(c) of the Parent Disclosure Schedule, as of the date hereof, there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) of Parent or any of its Subsidiaries. Except as described in Section 3.3(c) of the Parent Disclosure Schedule, as of the date hereof, there are no restricted share units, stock appreciation rights, stock-based performance units, “phantom” stock rights or other agreements, arrangements or commitments of any character (contingent or otherwise)

pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of Parent or any of its Subsidiaries or assets or calculated in accordance therewith (collectively, “Parent Stock-Based Rights”) or to cause Parent or any of its Subsidiaries to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of Parent. Except as set forth in Section 3.3(c) of the Parent Disclosure Schedule, there are no voting trusts, proxies or other agreements, commitments or understandings of any character to which Parent or any of its Subsidiaries is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock of Parent or any of its Subsidiaries.

3.4   Authority; Enforceability.   Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, each Related Agreement to which it is a party and each instrument required hereby to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement, each Related Agreement to which it is a party and each instrument required hereby to be executed and delivered by Parent and Merger Sub at the Closing and the performance of their respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub. Except for filing of the Certificate of Merger, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. Each of this Agreement and the Related Agreements to which either Parent or Merger Sub is a party has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

3.5   No Conflict; Required Filings and Consents.

(a)   The execution and delivery by each of Parent and Merger Sub of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement to be executed and delivered by Parent or Merger Sub at the Closing do not, and the performance of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement to be executed and delivered by Parent or Merger Sub at the Closing shall not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Merger Sub, (ii) conflict with or violate any Law or Order in each case applicable to Parent or Merger Sub or by which its or any of their respective properties, rights or assets is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties, rights or assets of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, Contract, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties, rights or assets is bound or affected, except in the case of clause (ii) or (iii) above, for any such conflicts, breaches, violations, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)   The execution and delivery by each of Parent and Merger Sub of this Agreement, the Related Agreements to which it is a party and each instrument required by this Agreement to be executed and delivered by Parent or Merger Sub at the Closing do not, and the performance by Parent and Merger Sub of this Agreement, any Related Agreements to which it is a party or any instrument required by this

Agreement to be executed and delivered by Parent or Merger Sub at the Closing, shall not, require Parent or Merger Sub to obtain any (i) Approval of any Person, (ii) approval of Parent’s stockholders (or the related delivery of any information statement to Parent’s stockholders) pursuant to the applicable rules of the Nasdaq Stock Market (which will become applicable to Parent upon the listing of the Parent Common Stock on the Nasdaq Stock Market pursuant to Section 5.8), (iii) observe any waiting period imposed by, or (iv) make any filing with or notification to, any Governmental Authority, except (A) for compliance with applicable requirements of the Securities Act, the Exchange Act, Blue Sky Laws, or the pre-Merger notification requirements of the HSR Act or Foreign Competition Laws, (B) for the filing of the Certificate of Merger in accordance with Delaware Law, or (C) where the failure to obtain such Approvals, or to make such filings or notifications, would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.6   Material Agreements.

(a)   Section 3.6(a) of the Parent Disclosure Schedule sets forth a true and complete list, and if oral, an accurate and complete summary, of all Contracts of the following types to which Parent or any of its Subsidiaries is a party or by which any of them or their properties, rights or assets are bound as of the date hereof (collectively, “Parent Material Agreements”):

(i)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Parent and its Subsidiaries;

(ii)   employment Contracts with current or former officers or directors of Parent and other Contracts with current or former officers or directors of Parent, and all severance, retention, stay-bonus, change in control or similar Contracts with any current or former directors, officers, employees or agents of Parent that will result in any obligation (absolute or contingent) of Parent or any of its Subsidiaries to make any payment in connection with or as a result of either the consummation of a transaction of the type contemplated hereby, termination of employment (or the relevant relationship), or both;

(iii)  any collective bargaining agreements with labor organizations;

(iv)  license agreements that are required to be disclosed in Section 3.20(c) of the Parent Disclosure Schedule;

(v)    Contracts for the purchase of inventory/supplies by Parent or any of its Subsidiaries which are not cancelable (without material penalty, cost or other liability) within one (1) year;

(vi)  Contracts involving annual expenditures or liabilities of Parent or any of its Subsidiaries in excess of $200,000 per annum which are not cancelable (without material penalty, cost or other liability) within 60 days;

(vii)Contracts involving annual revenues payable to Parent or any of its Subsidiaries in excess of $200,000 per annum;

(viii)     promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments and Contracts providing for the borrowing or lending of money, whether as borrower, lender or guarantor, in each case, relating to indebtedness or obligations in excess of $200,000, other than accounts receivable and accounts payable in the ordinary course of business;

(ix)  Contracts containing a covenant limiting the freedom of Parent or any of its Subsidiaries (or which purport to limit the freedom of the Company or its Subsidiaries) to engage in any line of business or compete with any Person or operate at any location in the world;

(x)    joint venture or partnership agreements or joint development, distribution or similar agreements pursuant to which any third party is entitled or obligated to develop or distribute any products on behalf of Parent or any of its Subsidiaries or pursuant to which Parent or any of its Subsidiaries is entitled or obligated to develop or distribute any products on behalf of any third party;

(xi)  Contracts for the acquisition, directly or indirectly (by merger or otherwise) of material assets (whether tangible or intangible) or the capital stock of another Person;

(xii)Contracts involving the issuance or repurchase of any capital stock of Parent or any of its Subsidiaries (including newly formed Subsidiaries), other than, with respect to the issuance of Parent Common Stock, the options listed in Section 3.3(a) of the Company Disclosure Schedule; and

(xiii)     Contracts under which Parent or any of its Subsidiaries has granted or received exclusive rights.

True and complete copies of all written Parent Material Agreements have been made available to the Company by Parent.

(b)   Other than (i) Parent Material Agreements that have terminated or expired (or that will, prior to the Closing Date, terminate or expire) in accordance with their terms or (ii) as set forth in Section 3.6(b) of the Parent Disclosure Schedule, each Parent Material Agreement is in full force and effect in all material respects, is a valid and binding obligation of Parent or such Subsidiary in all material respects and, to the Knowledge of Parent, of each other party thereto and is enforceable, in all material respects, in accordance with its terms, against Parent or such Subsidiary and, to the Knowledge of Parent, against each other party thereto, subject to the Enforceability Limitations. Neither Parent nor any of its Subsidiaries is or is alleged to be and, to the Knowledge of Parent, no other party is or is alleged to be in default under, or in breach or violation of, in any material respect, any Parent Material Agreement and, to the Knowledge of Parent, no event has occurred that, with the giving of notice or passage of time or both, would constitute such a material default, breach or violation. The designation or definition of Parent Material Agreements for purposes of this Section 3.6 and the disclosures made pursuant thereto will not be construed or utilized to expand, limit or define the terms “material” and “Parent Material Adverse Effect” as otherwise referenced and used in this Agreement.

3.7   Compliance.   Except as set forth in Section 3.7 of the Parent Disclosure Schedule, Parent and each of its Subsidiaries are in compliance with, and are not in default or violation of, (i) the Certificate of Incorporation and Bylaws of Parent or the equivalent organizational documents of such Subsidiary, (ii) any Law or Order or by which any of their respective assets, rights or properties are bound or affected, and their own posted or internal privacy policies, and (iii) the terms of all Contracts, permits, franchises and other instruments or obligations to which any of them are a party or by which any of them or any of their respective assets, rights or properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such failures of compliance, defaults and violations which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of all Approvals, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 3.7 of the Parent Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received notice of any revocation or modification from any Governmental Authority of any Approval of such Governmental Authority that is material to Parent or any of its Subsidiaries.

3.8   SEC Filings; Financial Statements.

(a)   Parent has filed all forms, reports, schedules, statements and documents required to be filed with the SEC since January 1, 2005 (collectively, the “Parent SEC Reports”) pursuant to the federal securities Laws and Regulations of the SEC promulgated thereunder, and all Parent SEC Reports have been filed in all material respects on a timely basis. The Parent SEC Reports (including any financial statements or schedules included or incorporated by reference therein) were prepared in accordance, and complied as of their respective filing dates in all material respects, with the requirements of the Exchange Act and the Regulations of the SEC promulgated thereunder and did not at the time they were filed (or if amended or superseded by a filing prior to the date hereof, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries, other than Protection One Alarm Monitoring, Inc., has filed, or is obligated to file, any forms, reports, schedules, statements or other documents with the SEC.

(b)   The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the Regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were as of the respective dates made, and are, complete and correct. Neither Parent nor any of its officers has received notice from the SEC questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications. Except as set forth in Section 3.8(b) of the Parent Disclosure Schedule, Parent is, and through the Closing Date will be, otherwise in material compliance with all applicable effective provisions of the Sarbanes-Oxley Act.

(c)   Each of the audited and unaudited financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports (i) complied in all material respects with applicable accounting requirements and the published Regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved (except as may be expressly described in the notes thereto) and (iii) fairly presents in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements included in Parent’s Form 10-Q reports were or are subject to normal and recurring year-end adjustments that have not been and are not expected to be material to Parent.

3.9   Absence of Certain Changes or Events.

(a)   Except as described in Section 3.9(a) of the Parent Disclosure Schedule or as expressly contemplated by this Agreement, since January 1, 2006, Parent and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, and, since such date, there has not been any change, development, circumstance, condition, event, occurrence, damage, destruction or loss that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)   Except as described in Section 3.9(b) of the Parent Disclosure Schedule or as expressly contemplated by this Agreement, during the period from January 1, 2006 to the date hereof, (i) there has not been any change by Parent in its accounting methods, principles or practices (in each case, except as required by a change in GAAP) or, other than in the ordinary course of business, any revaluation by Parent of any of its assets, including, writing down the value of inventory or writing off notes or accounts receivable, and (ii) there has not been any action or event, and neither Parent nor any of its Subsidiaries has agreed in writing or otherwise to take any action, that would have required the consent of the Company pursuant to Section 4.2 had such action or event occurred or been taken after the date hereof and prior to the Effective Time.

3.10   No Undisclosed Liabilities.

(a)   Except as set forth in Section 3.10(a) of the Parent Disclosure Schedule, as of the date hereof, there are no material liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(i)    liabilities disclosed or provided for in the balance sheet of Parent contained in Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Parent Balance Sheet”) or in the notes thereto;

(ii)   liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect;

(iii)  liabilities or obligations that have been discharged or paid in full in the ordinary course of business; and

(iv)  liabilities under this Agreement.

(b)   Except as set forth in Section 3.10(b) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or its Subsidiaries’ published financial statements.

(c)   Except as described in Section 3.10(c) of the Parent Disclosure Schedule, Parent has made available to the Company a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act, and the Regulations promulgated thereunder.

3.11   Absence of Litigation.   Except as described in Section 3.11 of the Parent Disclosure Schedule, there is no Litigation pending on behalf of or against or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries, or any of their respective properties, assets or rights, before or subject to any Court or other Governmental Authority which if adversely determined would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any pending or outstanding Litigation or Order which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

3.12   Employee Benefit Plans.

(a)   Section 3.12(a) of the Parent Disclosure Schedule lists all material “employee benefit plans” (as defined in Section 3(3) of ERISA), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, and all bonus, stock option, stock purchase, stock appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, change-in-control, vacation, cafeteria, dependent care, medical care, employee assistance or loan program, education or tuition assistance programs, insurance and other similar fringe or employee benefit plans, programs or arrangements, and any employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former employee, officer, director or consultant of Parent or any of its Subsidiaries, which is or has been entered into, contributed to, established by, participated in and/or maintained by Parent, its Subsidiaries or with respect to which Parent, any of its Subsidiaries or any of Parent’s ERISA Affiliates has or could have any liability (together, the “Parent Employee Plans”).

(b)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) each Parent Employee Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws; (ii) each Parent Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would reasonably be expected to subject Parent or any of its Subsidiaries, either directly or by reason of their affiliation with any ERISA Affiliate, to any tax, fine, lien or penalty imposed by ERISA, the Code or other applicable Laws with respect to any Parent Employee Plan; (iv) for each Parent Employee Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the end of the period covered thereby; (v) no “reportable event” (as such term is defined in Section 4043 of ERISA) that would reasonably be expected to result in liability, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Parent Employee Plan; (vi) no Parent Employee Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers (within the meaning of the Sarbanes-Oxley Act); and (vii) neither Parent nor any of its Subsidiaries has incurred any current, projected or contingent liability in respect of post-employment or post-retirement health, medical, life insurance or similar benefits for current, former or retired employees, officers, directors or consultants of Parent or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(c)   No Parent Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA. None of Parent or any of its Subsidiaries has or could have any liability under or with respect to any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA , and neither Parent nor any Subsidiary or ERISA Affiliate has any obligation to contribute to any multiemployer plan.

(d)   With respect to any Parent Employee Plan, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) arepending or, to the Knowledge of Parent, threatened, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or other Governmental Authority are, to the Knowledge of Parent, pending, threatened or in progress (including any routine requests for information from the PBGC).

3.13   Employment and Labor Matters.

(a)   Section 3.13(a) of the Parent Disclosure Schedule identifies all employees and consultants employed or engaged by Parent or any of its Subsidiaries with an annual base salary or compensation rate of $200,000 or higher and sets forth each such individual’s rate of pay or annual compensation and job title. Except as set forth in Section 3.13(a) of the Parent Disclosure Schedule, there are no collective bargaining agreements between Parent or any Subsidiary of Parent and any labor organization or other representative of any of Parent’s or any of its Subsidiaries’ employees, nor is any such Contract presently being negotiated. Except as set forth in Section 3.13(a) of the Parent Disclosure Schedule, or as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) neither Parent nor any Subsidiary of Parent is delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses, benefits or other compensation for any services or otherwise owed under any policy, practice, agreement, plan, program or Law; (ii) none of Parent’s or any of its Subsidiaries’ employment policies or practices is currently being audited or investigated by any Governmental Authority; and (iii) there is no pending or, to the Knowledge of Parent, threatened

Litigation, unfair labor practice charge, or other charge or inquiry against Parent or any Subsidiary of Parent brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of Parent’s or Subsidiary’s employee, or other individual or any Governmental Authority with respect to employment practices brought by or before any Court or other Governmental Authority.

(b)   Except as set forth in Section 3.13(b) of the Parent Disclosure Schedule, (i) there are no grievances pending or, to the Knowledge of Parent, threatened, which, if adversely decided, would reasonably be expected to have a Parent Material Adverse Effect; (ii) except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, neither Parent nor any Subsidiary of Parent is a party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Authority relating to employees or employment practices; and (iii) Parent and each of any of its Subsidiaries are in compliance in all material respects with all applicable Laws, Contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including the obligations of WARN and any similar state or local laws, and all other notification and bargaining obligations arising under any collective bargaining agreement, by Law or otherwise.

3.14   Registration Statement; Proxy Statement/Prospectus.   None of the information supplied by Parent for inclusion in the Registration Statement shall, at the time such document is filed, at the time amended or supplemented and at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied by Parent for inclusion in the Proxy Statement shall, on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of Company Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication that has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or any of its Subsidiaries, officers or directors is discovered by Parent which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform the Company. The Registration Statement will comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act and the Regulations of the SEC promulgated thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by the Company which is contained in the Registration Statement or the Proxy Statement.

3.15               Absence of Restrictions on Business Activities.   Except as set forth in Section 3.15 of the Parent Disclosure Schedule, there is no agreement or Order binding upon Parent or any of its Subsidiaries or any of their assets, rights or properties which has had or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted by Parent or any of its Subsidiaries. Except as set forth in Section 3.15 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is subject to any material non-competition, non-solicitation or similar restriction on their respective businesses.

3.16               Title to Assets; Leases.

(a)   Section 3.16(a) of the Parent Disclosure Schedule contains a true and complete list of all of the real property and interests in real property owned by Parent or any of its Subsidiaries (the “Parent Owned Real Property”), identifying the record owner and address thereof. Except as described in Section 3.16(a) of the Parent Disclosure Schedule, Parent and each of its Subsidiaries has good, valid and marketable title to all of the Parent Owned Real Property, free and clear of all Liens.

(b)   Section 3.16(b) of the Parent Disclosure Schedule contains a true and complete list of all of the material real property leased by Parent or any of its Subsidiaries (the “Parent Leased Real Property”), identifying the address thereof. With respect to the Parent Leased Real Property, except as set forth in Section 3.16(b) of the Company Disclosure Schedule (i) all of the leases relating to the Parent Leased Real Property under which Parent or any of its Subsidiaries is a tenant or subtenant, if any, are in full force and effect and Parent has made available to the Company prior to the date hereof true and correct copies of such leases (including all amendments, modifications and renewals thereof), (ii) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any other party to any of these leases, is in material breach or violation or default under any lease relating to the Parent Leased Real Property and neither Parent nor any of its Subsidiaries has received notice that an event has occurred which, with such notice or with lapse of time, would constitute a material breach or default under any lease relating to the Parent Leased Real Property, and (iii) neither Parent nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged or encumbered any material interest in any Parent Leased Real Property.

3.17               No Business Activities.   Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and Related Agreements and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

3.18               Tax Matters.   Except as set forth in Section 3.18 of the Parent Disclosure Schedule:

(a)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, all Tax Returns required by applicable Law to be filed by or on behalf of Parent, Merger Sub each of their Subsidiaries and each affiliated, combined, consolidated or unitary group of which Parent or Merger Sub is a member have been timely filed, and all such Tax Returns are true, complete and correct in all respects.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) all Taxes payable by or with respect to Parent, Merger Sub and each of their Subsidiaries (whether or not shown on any Tax Return) have been timely paid, and adequate reserves (other than a reserve for deferred Taxes established to reflect timing differences between book and Tax treatment) determined in accordance with GAAP are provided on the Parent Balance Sheet for any Taxes not yet due; (ii) all assessments for such Taxes due and owing by or with respect to Parent, Merger Sub and their Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid; and (iii) neither Parent, Merger Sub nor any of their Subsidiaries has incurred a Tax liability from the date of the latest Balance Sheet other than a Tax liability in the ordinary course of business.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, no action, suit, proceeding, investigation, claim or audit has formally commenced and no notice has been given that such audit or other proceeding is pending or, to the Knowledge of Parent, threatened with respect to Parent, Merger Sub or any of their Subsidiaries or any group of corporations of which any of Parent, Merger Sub and their Subsidiaries has been a member in respect of any Taxes, and all deficiencies proposed as a result of such actions, suits, proceedings, investigations, claims or audits have been paid, reserved against or settled.

(d)   Neither Parent nor Merger Sub have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(e)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, Parent, Merger Sub and each of their Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under any foreign Laws) and have, within the time and in the manner required by Law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws.

(f)    Neither Parent, Merger Sub nor any of their Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the five years prior to the date of this Agreement.

(g)   Neither Parent, Merger Sub nor any of their Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1).

(h)   Neither Parent nor Merger Sub nor any of their Affiliates has taken, agreed to take or failed to take any action or knows of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.19               Environmental Matters.

(a)   Except as described in Section 3.19 of the Parent Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i)    each of Parent and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws, and possesses and complies with all Environmental Permits required under such Environmental Laws;

(ii)   there is no investigation, suit, claim, action or proceeding relating to Environmental Liabilities or relating to or arising under Environmental Laws that is pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by Parent or any of its Subsidiaries;

(iii)  to the Knowledge of Parent, there are and have been no Releases of Hazardous Materials or other conditions at any property currently or formerly owned, leased, operated or otherwise used by Parent or any of its Subsidiaries that would reasonably be expected to give rise to any Environmental Liabilities of Parent or any of its Subsidiaries or result in material costs to Parent or any of its Subsidiaries;

(iv)  to the Knowledge of Parent, there has been no transportation, treatment, storage or off-site disposal of any Hazardous Materials from Parent’s or any of its Subsidiaries’ operations that would reasonably be expected to give rise to any Environmental Liabilities of Parent or any of its Subsidiaries or result in material costs to Parent or any of its Subsidiaries;

(v)    neither Parent nor any of its Subsidiaries has received any notice of, or entered into or assumed by Contract or, to the Knowledge of Parent, by operation of law, any obligation, liability or Order relating to Environmental Liabilities or relating to or arising under Environmental Laws; and

(vi)  to the Knowledge of Parent, no past, present or reasonably anticipated future events, practices, plans, facts, circumstances, conditions, or legal requirements exist or are proposed with respect to Parent or any of its Subsidiaries that would reasonably be expected to prevent Parent or any of its Subsidiaries from (or materially increase the burden on Parent or any of its Subsidiaries of) complying with applicable Environmental Laws or obtaining, renewing, or complying with all Environmental Permits required under such Environmental Laws.

(b)   Parent has provided to the Company true and complete copies of all Environmental Reports containing material information that are in the possession or control of Parent or any of its Subsidiaries.

3.20               Intellectual Property.

(a)   Section 3.20(a) of the Parent Disclosure Schedule sets forth all Intellectual Property registrations and applications owned or exclusively licensed by the Parent or its Subsidiaries. All of the abovementioned registrations and applications owned or exclusively licensed by Parent or its Subsidiaries have not expired or been abandoned or cancelled and, to the Knowledge of Parent, are valid and enforceable.

(b)   Except as set forth in Section 3.20(b) of the Parent Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) Parent and its Subsidiaries own or have the valid right to use all of the Intellectual Property necessary for the conduct of Parent’s and each of its Subsidiaries’ business as currently conducted or contemplated to be conducted, free of all Liens, (ii) Parent and each of its Subsidiaries have taken all reasonable steps to maintain and enforce all Intellectual Property owned, held or used by Parent or any of its Subsidiaries (“Parent IP”). Except under written confidentiality obligations, to the Knowledge of Parent, there has been no material disclosure of any of Parent’s or any of its Subsidiaries’ confidential information or trade secrets to any third party. Except as disclosed in Section 3.20(b) of the Parent Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (A) to the Knowledge of Parent, the conduct of Parent’s and its Subsidiaries’ businesses as currently conducted or proposed to be conducted does not Infringe any Intellectual Property or contractual rights of any third party, and to the Knowledge of Parent, the Parent IP is not being Infringed by any third party, and (B) there is no Litigation or Order pending or outstanding, to the Knowledge of Parent, threatened or imminent (including cease and desist letters or invitations to take a license), that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Parent IP.

(c)   Section 3.20(c) of the Parent Disclosure Schedule sets forth a complete and accurate list of all licenses, sublicenses, consent, royalty or other agreements concerning Parent IP to which Parent or any of its Subsidiaries is a party or by which any of their assets, rights or properties are bound (other than (i) Contracts disclosed pursuant to Section 3.6(a)(iii) and (ii) generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $50,000) (collectively, “Parent IP Agreements”). To the Knowledge of Parent, all of the Parent IP Agreements to which Parent or any Subsidiary of Parent is a party or by which any of their assets, rights or properties are bound are valid and binding obligations of Parent or any of its Subsidiaries that are parties thereto, enforceable in accordance with their terms (subject to Enforceability Limitations), and there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by Parent or any of its Subsidiaries under any such Parent IP Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d)   Except as set forth in Section 3.20(d) of the Parent Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, the consummation of the transactions contemplated hereby will not result in the alteration, loss or impairment of the validity, enforceability or Parent’s or any of its Subsidiaries’ right to own or use any of the Intellectual Property necessary to the operation of the Parent’s and its Subsidiaries’ businesses as currently operated, nor will such transactions require the Approval of any Governmental Authority or third party in respect of any Intellectual Property.

(e)   Section 3.20(e) of the Parent Disclosure Schedule lists all Software (as defined herein) owned, held or used by Parent or any of its Subsidiaries (other than generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000), and identifies whether such Software is owned, licensed, leased or otherwise used, as the case may be, and whether such Software is sold, licensed, leased or otherwise distributed by Parent or any of its Subsidiaries to any third party. All Software owned by Parent or any of its Subsidiaries, and, to the Knowledge of Parent, all Software licensed from third parties by Parent or any of its Subsidiaries, (i) is free from any material defect, bug, virus, or programming, design or documentation error, (ii) operates and runs in a reasonable and efficient business manner, and (iii) conforms in all material respects to the specifications and purposes thereof, except in the case of clauses (i), (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to cause a Parent Material Adverse Effect. No Software owned, held or used by Parent or any of its Subsidiaries is, in whole or in part, subject to the provisions of any open source or similar license agreement, or any other agreement obligating Parent or any of its Subsidiaries to distribute or otherwise make any source code of the Software available to third parties, except as would not, individually or in the aggregate, reasonably be expected to cause a Parent Material Adverse Effect.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, Parent and its Subsidiaries have taken all reasonable steps to protect Parent’s and its Subsidiaries’ rights in their confidential information and trade secrets. Without limiting the foregoing, except as disclosed in Section 3.20(f) of the Parent Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, Parent and its Subsidiaries require (i) each employee to acknowledge in writing and, each employee has acknowledged in writing, receipt of an employee handbook or other similar documentation (true and complete copies of which have been made available to the Company) which sets forth certain confidentiality obligations and (ii) all Persons who contribute or have contributed any proprietary Intellectual Property to assign all of their rights in the same to Parent or its Subsidiaries.

3.21               Ownership of Company Common Stock.   As of the date of this Agreement, neither Parent nor Merger Sub beneficially owns any Company Common Stock. Neither Parent nor Merger Sub is, nor at any time during the past three years has either been, an “interested stockholder” of the Company as defined in section 203 of the DGCL.

3.22               Brokers.   No broker, financial advisor, finder or investment banker or other Person is entitled to any broker’s, financial advisor’s, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or the Merger Sub, except as set forth in Section 3.22 of the Parent Disclosure Schedule, the fees and expenses of which will be paid by Parent.

3.23               Certain Business Practices.   To the Knowledge of Parent, since January 1, 2003, neither Parent nor any of its Subsidiaries nor any director, officer, employee or agent of Parent or any of its Subsidiaries has (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

3.24               Affiliate Transactions.   Except as set forth in Section 3.24 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any transaction, agreement or arrangement with Quadrangle Group LLC or any of its Affiliates.

3.25               Internal Controls and Disclosure Controls.   Parent (a) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s Regulations and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.1                 Conduct of Business by the Company Pending the Merger.   The Company covenants and agrees that, between the date hereof and the Effective Time, except as expressly required or permitted by this Agreement or as set forth in Section 4.1 of the Company Disclosure Schedule or unless Parent shall otherwise consent in writing in advance (which consent shall not be unreasonably withheld or delayed), the Company shall conduct and shall cause the businesses of each of its Subsidiaries to be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable Laws. The Company shall use its reasonable best efforts to preserve intact the business organization and properties, rights and assets of the Company and each of its Subsidiaries, to maintain in effect the Company Material Agreements (except upon the natural expiration of such Company Material Agreements by their terms), to keep available the services of the present officers and employees of the Company and each of its Subsidiaries, to preserve the present relationships of the Company and each of its Subsidiaries with advertisers, sponsors, customers, licensees, suppliers and other Persons with which the Company or any of its Subsidiaries has business relations. By way of amplification and not limitation, except as set forth in Section 4.1 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries shall, between the date hereof and the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a)   amend or otherwise change the Certificate of Incorporation or Bylaws or equivalent organizational document of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or any of its Subsidiaries;

(b)   issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, any shares of capital stock of any class (common or preferred), or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest or Company Stock-Based Rights of the Company or any of its Subsidiaries (except for the issuance of Company Common Stock issuable pursuant to the Outstanding Stock Options); adopt, ratify or effectuate a stockholders’ rights plan or agreement; or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of the Company or interest in or securities of any of the Company’s Subsidiaries;

(c)   declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (except that a wholly owned Subsidiary of the Company may declare and pay a dividend to its parent); split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or amend the terms of, repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries; or propose to do any of the foregoing;

(d)   sell, transfer, assign, deliver, lease, license, sublicense, mortgage, pledge, encumber or otherwise dispose of (in whole or in part), or create, incur, assume or subject any Lien on, any of the properties, rights or assets of the Company or any of its Subsidiaries (including any Intellectual Property), except for the sale of goods, non-exclusive licenses of Intellectual Property and dispositions of other immaterial assets, in each case which are made in the ordinary course of business and in a manner consistent with past practice;

(e)   acquire (by merger, consolidation, acquisition of stock or otherwise), organize or acquire any assets or portfolios, including alarm monitoring Contracts, of any corporation, limited liability company, partnership, joint venture, trust or other entity or any business organization or division thereof, in each case for consideration with a fair market value in excess of $1,000,000 or in the aggregate in excess of $5,000,000; incur any indebtedness for borrowed money or issue any debt securities or any warrants or rights to acquire any debt security or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, in excess of $1,000,000 in the aggregate; make any loans, advances or enter into any financial commitments, other than loans to dealers not to exceed $15,000,000 at any one time outstanding (including loans to dealers outstanding as of the date hereof); or authorize or make any capital expenditures which are in excess of $1,000,000 in the aggregate for the Company and its Subsidiaries taken as a whole;

(f)    hire any employee, director, officer or consultant who is compensated at a salary or rate of compensation of $150,000 or more per year, except in the ordinary course of business consistent with past practice; increase or promise to increase the compensation (including incentive or bonus opportunities) or fringe benefits payable or to become payable to any such employee, director, officer or consultant, except for increases in salary, wages or compensation that are in the ordinary course of business consistent with past practice; or loan or advance any money or other asset or property to, or grant any bonus, severance or termination pay to, or enter into any employment or severance agreement with, any such employee, director, officer or consultant of the Company or any of its Subsidiaries except as required under Company Employee Plans existing as of the date hereof; or establish, adopt, enter into, terminate or amend any Company Employee Plan or any collective bargaining arrangements, except in the ordinary course of business;

(g)   change any accounting policies or procedures (including procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable) used by it unless required by a change in Law or GAAP;

(h)   (i) other than in the ordinary course consistent with past practice (except as provided in Section 4.1(j) below), enter into any agreement that if entered into prior to the date hereof would be a Company Material Agreement set forth in Section 2.7(a) of the Company Disclosure Schedule; (ii) modify, amend in any material respect, transfer or terminate any Company Material Agreement or waive, release or assign any material rights or claims thereto or thereunder; (iii) enter into or extend any lease with respect to Company Owned Real Property or Company Leased Real Property with any third party; (iv) modify, amend, transfer in any way or terminate any Company IP Agreement, standstill or confidentiality agreement with any third party, or waive, release or assign any material rights or claims thereto or thereunder; or (v) enter into, modify, amend, transfer or terminate any Contract to provide exclusive rights or obligations;

(i)    change any method of Tax accounting, make or change any material Tax election, file any materially amended Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund, except in each case in the ordinary course of business and in a manner consistent with past practice;

(j)    pay, discharge, satisfy or settle any Litigation or waive, assign or release any material rights or claims except, in the case of Litigation, any Litigation which settlement would not: (i) impose any injunctive or similar Order on the Company or any of its Subsidiaries or restrict in any way the business of the Company or any of its Subsidiaries or (ii) exceed $1,000,000 in cost or value to the Company or any of its Subsidiaries. The Company and its Subsidiaries shall not pay, discharge or satisfy any liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except in the ordinary course of business consistent with past practice or in an amount or value exceeding $200,000 in any instance or series of related instances or $1,000,000 in the aggregate or in accordance with their terms as in effect as of the date hereof;

(k)   engage in, enter into or amend any Contract, transaction, indebtedness or other arrangement with, directly or indirectly, any of the directors, officers, significant stockholders or other Affiliates of the Company and its Subsidiaries, or any of their respective Affiliates or family members, except for (i) amounts due as normal salaries, bonuses and advances for work and in reimbursement of ordinary expenses and (ii) those items existing as of the date hereof and listed in Section 4.1(k) of the Company Disclosure Schedule;

(l)    fail to maintain in full force and effect all self-insurance and insurance, as the case may be, currently in effect;

(m)  take, agree to take or fail to take any action that (without regard to any action taken, or agreed to be taken, by Parent or any of its Affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(n)   effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN or any similar state or local Law, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company;

(o)   revise or amend in any material respect the Company’s operating budget for the 2007 fiscal year that has been provided to Parent prior to the date hereof;

(p)   transfer, or amend or waive any rights under the Secured Promissory Note, dated June 1, 2006, from Mountain Acquisition Company, LLC in favor of the Company; or

(q)   authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into or amend any Contract or arrangement to do any of the foregoing.

4.2   Conduct of Business by Parent Pending the Merger.   Parent covenants and agrees that, between the date hereof and the Effective Time, except as expressly required or permitted by this Agreement or as set forth in Section 4.2 of the Parent Disclosure Schedule, or unless the Company shall otherwise consent in writing in advance (which consent shall not be unreasonably withheld or delayed), Parent shall conduct and shall cause the businesses of each of its Subsidiaries to be conducted only in, and Parent and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable Laws. Parent shall use its reasonable best efforts to preserve intact the business organization and properties, rights and assets of Parent and each of its Subsidiaries. By way of amplification and not limitation, except as set forth in Section 4.2 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries shall, between the date hereof and the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a)    amend or otherwise change the Certificate of Incorporation or Bylaws or equivalent organizational document of Parent or any of its Subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of Parent or any of its Subsidiaries;

(b)   issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, any shares of capital stock of any class (common or preferred), or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest of Parent or any of its Subsidiaries (except for the issuance of Parent Stock Options covering up to 320,000 shares of Parent Common Stock and the issuance of Parent Common Stock issuable pursuant to the Parent Stock Options, in each case pursuant to the Parent’s Option Plans);

adopt, ratify or effectuate a stockholders’ rights plan or agreement; or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of Parent or interest in or securities of any of its Subsidiaries;

(c)    declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (except that a wholly owned Subsidiary of Parent may declare and pay a dividend to its parent); split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or amend the terms of, repurchase, redeem or otherwise acquire, or permit any of its Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries; or propose to do any of the foregoing;

(d)   sell, transfer, assign, deliver, lease, license, sublicense, mortgage, pledge, encumber or otherwise dispose of (in whole or in part), or create, incur, assume or subject any Lien on, any of the properties, rights or assets of Parent or any of its Subsidiaries (including any Intellectual Property) with a fair market value in excess of $50,000,000 in the aggregate, except for the sale of goods, non-exclusive licenses of Intellectual Property and dispositions of other immaterial assets, in each case which are made in the ordinary course of business and in a manner consistent with past practice;

(e)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), organize or acquire any assets or portfolios, including alarm monitoring Contracts, of any corporation, limited liability company, partnership, joint venture, trust or other entity or any business organization or division thereof, for consideration with a fair market value in excess of $50,000,000 in the aggregate; or incur any indebtedness for borrowed money or issue any debt securities or any warrants or rights to acquire any debt security or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, in excess of $50,000,000 in the aggregate (other than the refinancing of any existing indebtedness of Parent or its Subsidiaries);

(f)    take, agree to take or fail to take any action that (without regard to any action taken, or agreed to be taken, by the Company or any of its Subsidiaries) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(g)    authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into or amend any Contract or arrangement to do any of the foregoing.

4.3   Solicitation of Other Proposals.

(a)   The Company shall not, nor shall it permit any of its Affiliates or Subsidiaries to, nor shall it authorize any of its or their respective directors, officers, employees, representatives (including any investment banker, attorney or accountant) or agents (collectively, the “Company Representatives”) to, and the Company shall direct the Company Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information) or take any action to solicit, initiate, or knowingly encourage or facilitate, any inquiries or communications or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal (as defined herein) or (ii) participate or engage in any discussions or negotiations with, or provide any information or data to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry which might reasonably be expected to result in an Acquisition Proposal. For purposes of this Agreement, the term “Acquisition Proposal” shall mean (A) any inquiry, proposal or offer from any Person (other than Parent, Merger Sub or any of their Affiliates) relating to any merger, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution, or other direct or indirect business combination, or similar transaction involving the Company or any Subsidiary of the Company pursuant to which any Person would own 20% or more of any class of equity securities of the Company or of any resulting parent company of the Company, (B) the issuance, sale or acquisition of shares of capital stock or other equity securities of the Company or any Subsidiary of the Company representing 20% or more of the outstanding capital stock of the Company or such Subsidiary or any tender or exchange offer that if consummated would result in any Person, together with all Affiliates thereof, beneficially owning shares of capital stock or other equity securities of the Company or any Subsidiary of the Company representing 20% or more of the outstanding capital stock of the Company or such Subsidiary; or (C) the sale, lease, exchange, license (whether exclusive or not), or other disposition of any significant portion of the business or assets of the Company or any Subsidiary of the Company, including the sale or disposition of Protection Services Industries, L.P., Criticom International Corporation and National Alarm Computer Center, Inc., except, in the case of any lease or license, in the ordinary course of business consistent with past practice. The Company shall immediately cease and cause to be terminated, and shall cause its Subsidiaries and direct all Company Representatives to immediately terminate and cause to be terminated, all existing activities discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal. The Company shall promptly notify each Company Representative of its obligations under this Section 4.3.

(b)   Notwithstanding the foregoing, the Company or its Board of Directors shall be permitted to (i) to the extent applicable, comply with Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal, and (ii) engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, in the case of the actions referred to in clause (ii), (A) the Company Stockholder Approval has not been obtained, (B) the Board of Directors of the Company concludes in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that failure to take such action is inconsistent with the fiduciary duties of such Board under applicable Law, (C) prior to providing any nonpublic information or data to any Person in connection with an Acquisition Proposal by any such Person, the Board of Directors of the Company receives from such Person an executed confidentiality agreement with material terms no less favorable to the Company than those material terms contained in the Confidentiality Agreement (as defined herein), (D) prior to providing any nonpublic information or data to any Person or entering into discussions or negotiations with any Person, the Board of Directors of the Company notifies Parent, orally and in writing, of such Acquisition Proposal (including the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof), and (E) neither the Company nor any of the Company Representatives shall have violated Section 4.3(c).

(c)   Except as set forth in the following sentence, neither the Board of Directors of the Company nor any committee thereof shall (1) approve or recommend, or propose to approve or recommend, any Acquisition Proposal other than the Merger, (2) withdraw or modify or propose publicly to withdraw or modify in a manner adverse to Parent or Merger Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby (such action, a “Change in the Company Recommendation”), (3) upon a request by Parent to reaffirm its approval or recommendation of this Agreement or the Merger, fail to do so within five Business Days after such request is made, (4) approve, enter, or permit or cause the Company or any Subsidiary of the Company to enter, into any acquisition agreement or other similar agreement related to any Acquisition Proposal, or (5) resolve or announce its intention to do any of the foregoing. Anything to the contrary in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company may (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby, (ii) fail to reaffirm its approval or recommendation of this Agreement or the Merger after a request by Parent to do so, or (iii) announce its intention to do any of the actions set forth in the preceding clauses (i) or (ii), if (x) the Board of Directors of the Company determines in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of such Board under applicable Law, (y) the Company furnishes Parent two days’ prior written notice of the taking of such action (provided that if the Company Stockholders’ Meeting is scheduled to occur on a date that is less than two days after the date on which the Company determines to take such action, the Company shall only be required to provide prior written notice to Parent as promptly as reasonably possible) (which notice shall include, if such action relates to a Superior Proposal, a description of the material terms and conditions of such Superior Proposal and the identity of the Person making the same), and (z) if the action relates to an Acquisition Proposal, such Acquisition Proposal constitutes a Superior Proposal. For purposes of this Agreement, the term “Superior Proposal” means any bona fide written Acquisition Proposal to effect a merger, consolidation or sale of at least 75% of the capital stock of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, which is on terms which the Board of Directors of the Company determines by a majority vote of its directors in their good faith judgment (after consultation with, and taking into account the advice of, the Company Financial Advisor (or another nationally recognized investment banking firm)), after taking into account all legal, financial, regulatory and other relevant factors of the proposal and the Person making the proposal, including any conditions to such Acquisition Proposal, the form of consideration contemplated by such Acquisition Proposal, the timing of the closing thereof, the risk of nonconsummation, the ability of the Person making the Acquisition Proposal to finance the transactions contemplated thereby, the payment of break-up fees and expense reimbursement provisions and any required filings or Approvals, (i) are more favorable to the Company and its stockholders than the Merger and the other transactions contemplated by this Agreement (or any revised proposal by Parent) and (ii) are reasonably capable of being completed.

(d)   The Company shall inform Parent on a prompt and current basis of the status, material terms and content of any discussions regarding any Acquisition Proposal with a third party and as promptly as practicable of any change in the price, structure or form of the consideration or material terms of and conditions regarding any Acquisition Proposal or of any other developments or circumstances which could reasonably be expected to culminate in the taking of any of the actions referred to in Section 4.3(c).

4.4   Certain Tax Matters.

(a)   During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to (i) timely file all Tax Returns (taking into account any applicable extensions) required to be filed by or on behalf of each such entity; (ii) timely pay all Taxes due and payable with respect to the Tax periods covered by such Tax Returns; (iii) accrue a reserve in the books and records and financial statements of any such entity in accordance with past practice for all Taxes payable but not yet due; and (iv) promptly notify Parent of any actions pending against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax. Any Tax Returns described in this Section 4.4(a) shall be complete and correct in all material respects and shall be prepared on a basis consistent with the past practice of the Company.

(b)   Parent and the Company will (i) use all reasonable best efforts to cause the Merger to constitute a reorganization under Section 368(a) of the Code and (ii) shall execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by counsel, including the effective date of the Registration Statement and the Closing Date, for purposes of rendering opinions with respect to the tax treatment of the Merger.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1   Registration Statement; Proxy Statement/Prospectus.

(a)   Promptly following the date hereof, the Company and Parent shall prepare and file with the SEC a Proxy Statement relating to the Merger and this Agreement, obtain and furnish the information required to be included by the SEC in the Proxy Statement and respond promptly to any comments made by the SEC with respect to the Proxy Statement, and cause the Proxy Statement and the prospectus to be included in the Registration Statement, including any amendment or supplement thereto, to be mailed to its stockholders at the earliest practicable date after the Registration Statement is declared effective by the SEC. The Company shall use all reasonable efforts to obtain the necessary approval of the Merger and this Agreement by its stockholders. Unless the Company shall have taken action permitted by the second sentence of Section 4.3(c), the Company shall not file with or supplementally provide to the SEC or mail to its stockholders the Proxy Statement or any amendment or supplement thereto without Parent’s prior consent, which consent shall not be unreasonably withheld or delayed. Subject to the terms and conditions hereof, the Company shall allow Parent’s full participation in the preparation of the Proxy Statement and any amendment or supplement thereto (other than with respect to documents incorporated by reference) and shall consult with Parent and its advisors concerning any comments from the SEC with respect thereto.

(b)   Promptly following the date hereof, Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement shall be included as a prospectus and shall constitute a part of the Registration Statement, and the parties hereto shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the Merger. Parent shall obtain and furnish the information required to be included in the Registration Statement, provide the Company with any comments made by the SEC with respect to the Registration Statement promptly after receipt of such comments and, after consultation with the Company and its advisors, respond promptly to such comments. Parent shall not file the Registration Statement or any amendment or supplement without the Company’s prior written consent, which consent shall not be unreasonably withheld or delayed. Parent will advise the Company, promptly after its receipt of notice thereof, of the time when the Registration Statement has become effective or the issuance of any stop order.

(c)   The Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger, except to the extent that the Company shall have withdrawn or modified its recommendation of this Agreement or the Merger as permitted by Section 4.3(c).

(d)   Parent and the Company shall, as promptly as practicable, make all necessary filings with respect to the Merger (including the issuance of shares of Parent Common Stock in the Merger) under the Securities Act and the Exchange Act and the Regulations of the SEC thereunder and under applicable Blue Sky Laws or similar securities Laws, and shall use all reasonable efforts to obtain required Approvals with respect thereto.

(e)   Each party hereto agrees to furnish all information concerning itself as may be reasonably required to prepare the Proxy Statement or Registration Statement or to make such filings pursuant to Section 5.1(d) and shall correct any information provided by it for use in the Proxy Statement or Registration Statement that becomes false or misleading in any material respect.

5.2   Meeting of Company’s Stockholders.   The Company shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to duly call, give notice of, convene and hold the Company Stockholders’ Meeting and shall consult with Parent in connection therewith. Once the Company Stockholders’ Meeting has been called and noticed, the Company shall not postpone or adjourn (other than for the absence of a quorum and then only to a future date specified by Parent) the Company Stockholders’ Meeting without the consent of Parent unless this Agreement has been terminated pursuant to Section 7.1. The Board of Directors of the Company has declared that this Agreement is advisable and, subject to Section 4.3, shall recommend that this Agreement and the transactions contemplated hereby be approved and authorized by the stockholders of the Company (the “Company Recommendation”) and include in the Registration Statement and Proxy Statement a copy of such recommendations; provided, however, that the Board of Directors of the Company shall not be required to make such Company Recommendation to the extent that it effects a Change in the Company Recommendation in accordance with Section 4.3. The Company shall solicit from its stockholders proxies in favor of the Merger and shall take all other reasonable action necessary or advisable to secure the vote or consent of its stockholders to authorize and approve the Merger. Without limiting the generality of the foregoing, (i) the Company agrees that its obligation to duly call, give notice of, convene and hold the Company Stockholders’ Meeting as required by this Section 5.2 shall not be affected by the withdrawal, amendment or modification of the Board of Directors’ recommendation of approval and adoption of this Agreement and the transactions contemplated hereby, and (ii) the Company agrees that its obligations under this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal.

5.3   Access to Information; Confidentiality.

(a)   To the extent permitted by applicable Law, upon reasonable notice, the Company and Parent shall (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives and agents of Parent (collectively, the “Parent Representatives”) and the Company Representatives, as the case may be, reasonable access, during the period prior to the Effective Time, to all its properties, books, Contracts and records and, during such period, the Company and Parent shall (and shall cause each of its respective Subsidiaries to) make available promptly to the other all information concerning its business, properties, books, Contracts, records and personnel as the other party may reasonably request. The Company and Parent shall (and shall cause each of their respective Subsidiaries to) make available to the other party the appropriate individuals for discussion of such entity’s business, properties and personnel as such party or the Company Representatives or the Parent Representatives, as applicable, may reasonably request. No investigation pursuant to this Section 5.3(a) shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

(b)   Parent and the Company shall keep all information obtained pursuant to Section 5.3(a) confidential in accordance with the terms of the Confidentiality Agreement, dated July 10, 2006 (the “Confidentiality Agreement”), between Parent and the Company. Anything contained in the Confidentiality Agreement to the contrary notwithstanding, the Company and Parent hereby agree that each such party may issue press release(s) or make other public announcements in accordance with Section 5.9.

5.4   Reasonable Best Efforts; Further Assurances.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Merger and the other transactions contemplated hereby, and by the Related Agreements. Each of the Company and Parent shall use its reasonable best efforts to (i) as promptly as practicable, obtain all Approvals (including those referred to in Sections 2.6(a) and 2.6(b) of this Agreement and Sections 2.6(a) and 2.6(b) of the Company Disclosure Schedule), and the Company and Parent shall make all filings under applicable Law required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby and thereby, including the Merger (in connection with which Parent and the Company will cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filings and, if requested, will consider all reasonable additions, deletions or changes suggested in connection therewith); (ii) furnish all information required for any application or other filing to be made pursuant to the DGCL or any other applicable Law (including all information required to be included in the Proxy Statement or the Registration Statement) in connection with the transactions contemplated by this Agreement and the Related Agreements; and (iii) lift, rescind or mitigate the effects of any injunction or other Order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby and thereby and to prevent, with respect to any threatened or such injunction or other Order, the issuance or entry thereof; provided, however, that neither Parent nor any of its Affiliates shall be under any obligation to (x) make proposals, execute or carry out agreements or submit to Orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Affiliates, including its Subsidiaries, the Company or the holding separate of the Company Common Stock or imposing or seeking to impose any limitation on the ability of Parent or any of its Affiliates, including its Subsidiaries, to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of Company Common Stock, in each case except as would not reasonably be expected to have a material adverse effect on the assets and liabilities (taken together), financial condition or business of Parent and its Subsidiaries and the Company and its Subsidiaries on a combined basis, or (y) otherwise take any step to avoid or eliminate any impediment which may be asserted under any Law governing competition, monopolies or restrictive trade practices which would reasonably be expected to have a material adverse effect on the assets and liabilities (taken together), financial condition or business of Parent and its Affiliates and the Company and its Subsidiaries on a combined basis. Neither party hereto will knowingly take any action which results in any of the representations or warranties made by such party pursuant to Articles II or III, as the case may be, becoming untrue or inaccurate in any material respect.

(b)   The parties hereto shall use their reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article VI, as applicable to each of them, and to cause the transactions contemplated by this Agreement to be consummated. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments in a form reasonably satisfactory to the requesting party and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

(c)   The Company and Parent shall cooperate with one another:

(i)    in connection with the preparation of the Registration Statement and the Proxy Statement;

(ii)   in connection with the preparation of any filing required by the HSR Act or any Foreign Competition Laws;

(iii)  in determining whether any action by or in respect of, or filing with, any Governmental Authority or other third party, is required, or any Approvals are required to be obtained from parties in connection with the consummation of the transactions contemplated hereby;

(iv)  in seeking any Approvals or making any filings, including furnishing information required in connection therewith or with the Registration Statement or the Proxy Statement, and seeking timely to obtain any such Approvals, or making any filings; and

(v)    in connection with the listing on the Nasdaq Stock Market (as defined herein) of the Parent Common Stock to be issued in the Merger and shares of Parent Common Stock issuable upon exercise of Outstanding Stock Options pursuant to Section 5.5.

5.5   Stock Options and Stock Plan; Options.

(a)   At the Effective Time, each Outstanding Stock Option (other than Outstanding Stock Options cancelled or exercised prior to the Effective Time), whether vested or unvested, will be assumed by Parent. Each such Outstanding Stock Option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in, to the extent applicable, the Option Plans, option agreements thereunder and other relevant documentation immediately prior to the Effective Time, except that such Outstanding Stock Option will be exercisable solely for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were purchasable under such Outstanding Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and the per-share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Outstanding Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Outstanding Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

(b)   Parent shall reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Outstanding Stock Options assumed by Parent under this Agreement. As soon as practicable after the Effective Time, Parent shall file with the SEC a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common Stock issuable pursuant to exercise of any Outstanding Stock Options (other than Outstanding Stock Options cancelled or exercised prior to the Effective Time) and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable Blue Sky Laws, until the earlier of (i) the date that all Outstanding Stock Options (other than Outstanding Stock Options cancelled or exercised prior to the Effective Time) have expired or been exercised and (ii) the date the Parent Common Stock ceases to be registered under the Exchange Act.

(c)   Except as set forth in Section 5.5(c) of the Company Disclosure Schedule, the vesting of each Outstanding Stock Option shall not accelerate as a result of, or in connection with, the transactions contemplated hereby. In addition, the Company shall ensure that no discretion is exercised by the Board of Directors or any committee thereof or any other body or Person so as to cause the vesting of any Outstanding Stock Option to accelerate.

5.6   Employee Benefits.

(a)   Parent agrees that individuals who are employed by the Company or any Subsidiary of the Company immediately prior to the Effective Time shall remain employees of the Surviving Corporation or one of its Subsidiaries at the Effective Time (each such employee, a “Company Employee”); provided, however, that this Section 5.6(a) shall not be construed to limit the ability of the Company or any of its Subsidiaries to terminate the employment of any Company Employee at any time.

(b)   After the Effective Time and on a schedule determined by Parent in connection with its integration of its business with that of the Company, the Company Employees shall be eligible to participate in the employee benefit plans, programs, policies and arrangement of Parent or its Affiliates (the “Parent Plans”) to the same extent as any similarly situated and geographically located employee of Parent. For the period beginning at the Effective Time and ending at the time the Company Employees become eligible to participate in a Parent Plan, the Company Employees shall continue to be covered by the applicable corresponding Company Employee Plan or will be provided with employee benefits that are substantially comparable in the aggregate to the benefits provided by the corresponding Company Employee Plan immediately prior to the Effective Time. If the 401(k) Plan is terminated prior to the Effective Time in accordance with the provisions of Section 5.6(c), Parent shall make available to the Company Employees, as promptly as practicable after the Effective Time, participation in a 401(k) Plan of Parent or its Affiliates. The Company Employees will be allowed credit for their service with the Company and its Subsidiaries for purposes of (i) vesting and participation only (and not for entitlement or benefit accrual purposes, except with respect to vacation and severance), and (ii) satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations, with respect to the applicable Parent Plans and shall be given credit for amounts paid under a corresponding Company Employee Plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable Parent Plans.

(c)   If requested by Parent in writing prior to the Effective Time, the Company shall cause to be adopted prior to the Effective Time resolutions of the Company’s Board of Directors to cease all contributions to the Company’s 401(k) Plan (the “401(k) Plan”), and to terminate the 401(k) Plan, immediately prior to the Effective Time. Such resolutions shall provide that all participants shall be fully vested in their account balances under the 401(k) Plan. Such resolutions shall also authorize distributions of 401(k) Plan balances to participants (to the extent permitted under Section 401(k) (10) of the Code) as soon as practicable following the Company’s receipt from the IRS of a favorable determination letter regarding the tax-qualified status of the 401(k) Plan following its termination. The Company shall deliver to parent an executed copy of such resolutions as soon as practicable following their adoption by Company’s Board of Directors and shall fully comply with such resolutions.

(d)   It is understood and agreed between the parties that all provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and do not and shall not create any right in any other person, including, but not limited to, any Company Employee, any participant in any benefit or compensation plan or any beneficiary thereof.

5.7   Notification of Certain Matters.

(a)   The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which results in any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, Company Material Adverse Effect or Parent Material Adverse Effect, then untrue or inaccurate in any respect) and any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)   Each of the Company and Parent shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the Approval of such Person is or may be required in connection with the Merger or the Related Agreements, (ii) any notice or other communication from any Governmental Authority in connection with the Merger or the Related Agreements, (iii) any Litigation, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries that relates to the Merger or the Related Agreements; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under any Company Material Agreement, to the extent known by the Company; and (v) any change that would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect.

(c)   Each of the Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, its reasonable best efforts to obtain any consents from third Persons (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) otherwise required under any Contracts in connection with the consummation of the transactions contemplated hereby, for which Parent and Company agree consent should be sought or (iii) required to prevent a Company Material Adverse Effect or Parent Material Adverse Effect from occurring. If any party shall fail to obtain any such consent from a third Person, such party shall use its reasonable best efforts, and will take any such actions reasonably requested by the other parties, to limit the adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which would result after the Effective Time, from the failure to obtain such consent.

5.8   Listing on the Nasdaq Stock Market.   Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in the Merger and pursuant to the Outstanding Stock Options assumed by Parent under this Agreement pursuant to Section 5.5 to be approved for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the Effective Time.

5.9   Public Announcements.   Parent and the Company shall consult with and obtain the approval of the other party before issuing any press release or other public announcement with respect to the Merger or this Agreement and shall not issue any such press release prior to such consultation and approval, except as may be required by Law or any listing agreement related to the trading of the shares of either party on any national securities exchange or national automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

5.10   Takeover Laws.   If any form of anti-takeover Law or charter provision is or shall become applicable to the Merger or the transactions contemplated hereby or by the Related Agreements, the Company and the Board of Directors of the Company shall grant such Approvals and take such actions as are necessary under such Laws and provisions so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of such Law or provision on the transactions contemplated hereby or thereby.

5.11   Accountant’s Letters.

(a)   The Company shall use its reasonable best efforts to cause to be delivered to Parent, in accordance with PricewaterhouseCoopers LLP’s internal guidelines, a “comfort” letter of PricewaterhouseCoopers LLP, dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to Parent and the Company, in form and substance reasonably satisfactory and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(b)   Parent shall use its reasonable best efforts to cause to be delivered to the Company, in accordance with Deloitte & Touche LLP’s internal guidelines, a “comfort” letter of Deloitte & Touche LLP dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to Parent and the Company, in form and substance reasonably satisfactory and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.12   Indemnification; Directors and Officer Insurance.

(a)   For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, to the greatest extent permitted by Law as of the date of this Agreement, the individuals who on or prior to the Effective Time were officers, directors and/or employees of the Company or any of its Subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time at or prior to the Effective Time. All rights to indemnification, advancement of Litigation expenses and limitation of personal liability existing in favor of the directors and officers of the Company and its Subsidiaries under the provisions existing on the date hereof in their respective certificates of incorporation, bylaws or similar organizational documents, as well as related director indemnification agreements in accordance with their terms in existence on the date hereof, shall, with respect to any matter existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), survive the Effective Time for a period of not less than six years, and Parent shall cause the Surviving Corporation to honor all such obligations.

(b)   Parent shall cause to be maintained for a period of six years from the Effective Time the Company’s current directors and officers insurance policy (the “Company’s D&O Insurance”) to the extent that it provides coverage for events occurring prior to the Effective Time for all Persons who are directors and officers of the Company on the date of this Agreement, so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid by the Company and its Subsidiaries prior to the date of this Agreement (such amount, the “Maximum Premium”); provided, however, that if the annual premium for such insurance shall exceed 250% of the last annual premium paid by the Company and its Subsidiaries as of the date hereof for such insurance, Parent shall provide only such coverage as shall then be available at an annual premium equal to 250% of such rate. Upon request by Parent and at Parent’s sole expense, the Company shall use its reasonable best efforts to extend coverage under the Company’s D&O Insurance by obtaining a six-year “tail” policy and such “tail” policy shall satisfy Parent’s obligations under this Section 5.12(b). Parent’s obligations under the first sentence of this Section 5.12(b) shall also be satisfied if Parent’s directors and officers insurance policy provides (or is amended to provide), for a period of six years after the Effective Time, substantially similar coverage for acts or omissions occurring prior to the Effective Time for Persons who are directors and officers of the Company on the date of this Agreement. If the Company’s D&O Insurance expires, is terminated or is canceled during the six-year period set forth above or a “tail” policy cannot be purchased on the terms set forth above and Parent cannot satisfy its obligations under this Section 5.12(b) pursuant to the preceding sentence, Parent shall use its reasonable best efforts to cause to be obtained as much directors and officers insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the Company’s D&O Insurance, and Parent shall be liable for the difference between such coverage obtained and the coverage otherwise required by this Section 5.12(b). The Company represents to Parent that the last annual premium paid prior to the date of this Agreement is not greater than $600,000.

(c)   The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification hereunder and the heirs and representatives of such Person.

5.13   Affiliates.   No less than 45 days prior to the Effective Time, the Company (a) shall deliver to Parent a letter identifying all Persons who, in the Company’s opinion, may be, as of the Effective Time, its “affiliates” for purposes of Rule 145 under the Securities Act, and (b) shall use its reasonable best efforts to cause each Person who is identified as an “affiliate” of it in such letter to deliver to Parent, as soon as practicable, and in any event prior to the date of the Company Stockholders’ Meeting, a written agreement, substantially in the form attached hereto as Exhibit D, relating to required transfer restrictions on the Parent Common Stock received by them in the Merger pursuant to Rule 145. The Company shall notify Parent from time to time after the delivery of the letter described above of any Person not identified in such letter who then is, or may be, such an “affiliate” and use its reasonable best efforts to cause each additional Person who is identified as an “affiliate” to execute such written agreement.

5.14   Parent Board of Directors.   Parent shall take all requisite action so that, immediately following the Effective Time, Raymond C. Kubacki and Arlene M. Yocum, each of whom is designated by the Company to serve as members on Parent’s board of directors (the “New Directors”), shall become members of the board of directors of Parent (the “Parent Board”). In the event that any Person designated in the preceding sentence is unable or unwilling to serve as a director on the Parent Board, the Company shall have the right to designate a Qualified Person as a replacement. A “Qualified Person” means a person that the Parent Board reasonably determines in good faith, after customary investigation of such Person’s qualifications, is qualified and acceptable to be a member of the Parent Board under standards applied fairly and equally to all nominees. Parent shall use its reasonable best efforts to cause the New Directors to be nominated and elected or appointed, and as necessary, re-nominated and reelected or reappointed as members of the Parent Board for a period of not less than two years from and after the Effective Time. In the event a New Director elects not to serve in such capacity, is incapable of serving in such capacity or is removed from the Parent Board for cause, the remaining New Director may designate another Qualified Person as a replacement. The Company agrees that each such Person designated to become a New Director will satisfy all applicable standards for independence and financial literacy for audit committee members under the applicable rules of the Nasdaq Stock Market as of the Effective Time.

5.15   Section 16 Matters.

(a)   Prior to the Effective Time, the Company’s Board of Directors, or an appropriate committee of non-employee directors of the Company, shall, if necessary, adopt a resolution consistent with the SEC’s interpretive guidance to approve the disposition by any officer or director who is a “covered person” of the Company for the purposes of Section 16 of the Exchange Act of Company Common Stock or Outstanding Stock Options pursuant to this Agreement and the Merger for the purposes of qualifying the disposition as an exempt transaction under Section 16 of the Exchange Act.

(b)   Prior to the Effective Time, Parent’s Board of Directors, or an appropriate committee of non-employee directors of Parent, shall, if necessary, adopt a resolution consistent with the SEC’s interpretive guidance to approve the acquisition by any officer or director of the Company who will become a “covered person” of Parent for the purposes of Section 16 of the Exchange Act of Parent Common Stock or Parent Stock Options pursuant to this Agreement and the Merger for the purposes of qualifying the acquisition as an exempt transaction under Section 16 of the Exchange Act.

5.16   Resale Registration.   Promptly after the Effective Time, Parent shall file, and shall use its commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a post-effective amendment on Form S-3 to the Registration Statement (the “S-3 Amendment”) registering for resale the shares of Parent Common Stock received in the Merger by each affiliate (within the meaning of Rule 145(c) of the Securities Act) of the Company that is unable to sell all such shares held by such affiliate in full pursuant to Rule 145(d)(1) of the Securities Act. Parent shall keep the S-3 Amendment effective until the earlier of (i) the date of final sale by each such affiliate of all shares of Parent Common Stock registered on the S-3 Amendment and (ii) the date each such affiliate is able to sell all remaining shares registered on the S-3 Amendment pursuant to Rule 145(d) (without being subject to volume limitations). Parent agrees to indemnify and hold harmless each such affiliate for material misstatements and omissions contained in the S-3 Amendment and any prospectus filed in connection therewith pursuant to customary terms for resale registration statements of this type, but excluding any information specifically provided in writing by such affiliate to Parent for inclusion therein.

5.17   Credit Agreement Amendment.   Parent shall use its reasonable best efforts to obtain the amendment described on Section 5.17 of the Parent Disclosure Schedule (the “Credit Agreement Amendment”) under the Amended and Restated Credit Agreement, dated as of April 26, 2006, by and among Parent, Protection One Alarm Monitoring, Inc., as borrower, the several banks and other financial institutions or entities from time to time parties thereto, Bear, Stearns & Co. Inc., as sole lead arranger and sole bookrunner, Bear Stearns & Co. Inc. and Lehman Brothers Inc., as initial joint lead arrangers and initial joint bookrunners, Lasalle Bank National Association, as syndication agent, Lehman Commercial Paper Inc., as initial syndication agent, Harris Nesbitt Financing, Inc., LaSalle Bank National Association and U.S. Bank National Association, as co-documentation agents, and Bear Stearns Corporate Lending Inc., as administrative agent.

5.18   Company Internal Restructuring.   The Company and Parent shall each use reasonable efforts to cooperate with one another and agree upon actions to be taken by the Company prior to the Effective Time with respect to internal restructuring of certain of its Subsidiaries, and the Company shall use reasonable efforts to effectuate any actions so agreed upon; provided, however, that such actions shall not result in material costs and expenses to the Company without the Company’s prior written consent.

ARTICLE VI

CONDITIONS OF MERGER

6.1   Conditions to Obligation of Each Party to Effect the Merger.   The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions at or prior to the Effective Time:

(a)    Effectiveness of the Registration Statement.   The Registration Statement shall have been declared effective; no stop order suspending the effectiveness of the Registration Statement or the use of the Proxy Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC.

(b)   Stockholder Approval.   This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with the DGCL and the Certificate of Incorporation and Bylaws of the Company;

(c)    Nasdaq Stock Market Listing.   The shares of Parent Common Stock issuable to the stockholders of the Company pursuant to this Agreement and upon exercise of the Outstanding Stock Options assumed by Parent under this Agreement shall have been approved for listing on the Nasdaq Stock Market subject to official notice of issuance.

(d)   HSR Act and Foreign Competition Laws.   All applicable waiting periods or approvals under the HSR Act and Foreign Competition Laws shall have expired or been terminated or received.

(e)    No Injunctions or Restraints; Illegality.   No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on substantially the same terms and conferring on Parent and the Company substantially all the rights and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending, and there shall not be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially the same terms and conferring on Parent substantially all the rights and benefits as contemplated herein illegal.

(f)    Tax Opinions.   Parent and the Company shall have received written opinions of, respectively, Simpson Thacher & Bartlett LLP and Mayer, Brown, Rowe & Maw LLP, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The issuance of each of such opinions shall be conditioned on the receipt by such tax counsel of representation letters from each of Parent, Merger Sub and the Company. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(g)    Third Party Consents.   Parent and the Company shall have received evidence, in form and substance reasonably satisfactory to it, that the Approvals of Governmental Authorities set forth on Section 6.1(g) of the Company Disclosure Schedule have been obtained, except where failure to have been so obtained, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(h)   Exchange Offer.   At or prior to the Closing, each of the holders of 12% Senior Secured Notes of the Company due 2011 (the “Company Notes”) who have executed the Consent Agreement shall have exchanged the Company Notes held by them for new notes issued by a subsidiary of Parent pursuant the terms and conditions of the Consent Agreement.

6.2   Additional Conditions to Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions at or prior to the Effective Time:

(a)    Representations and Warranties.   (i) The representations and warranties of the Company contained in this Agreement, other than the representations and warranties of the Company set forth in Section 2.3(a), shall be true and correct on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), except for any failure of such representations and warranties to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company as set forth in Section 2.3(a) shall be true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time;  provided, however, for purposes of this Section 6.2(a), the representations and warranties of the Company shall be construed as if they did not contain any qualification that refers to a Company Material Adverse Effect or materiality; and Parent and Merger Sub shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

(b)   Agreements and Covenants.   The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except for any failure to perform or comply with such agreements and covenants which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and Parent and Merger Sub shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

(c)    No Company Material Adverse Effect.   No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d)   Credit Agreement Amendment.   At or prior to the Closing, Parent shall have obtained the Credit Agreement Amendment.

6.3   Additional Conditions to Obligations of the Company.   The obligation of the Company to effect the Merger is also subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions:

(a)    Representations and Warranties.   The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct on and as of such particular date), except for any failure of such representations and warranties to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, for purposes of this Section 6.3(a), the representations and warranties of Parent and Merger Sub shall be construed as if they did not contain any qualification that refers to a Parent Material Adverse Effect or materiality; and the Company shall have received a certificate to such effect signed by the Chief Financial Officer of Parent.

(b)   Agreements and Covenants.   Parent and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, except for any failure to perform or comply with such agreements and covenants which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; and the Company shall have received a certificate to such effect signed by the Chief Financial Officer of Parent.

(c)    No Parent Material Adverse Effect.   No Parent Material Adverse Effect shall have occurred since the date of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1   Termination.   This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding the obtaining of the Company Stockholder Approval:

(a)    By mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b)   By either Parent or the Company, if the Merger shall not have been consummated on or before May 31, 2007; provided, however, that if the Merger shall not have been consummated by such date solely due to the waiting period (or any extension thereof) or approvals under the HSR Act or any Foreign Competition Laws not having expired or been terminated or received, then such date shall be extended to August 31, 2007; and provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill in any material respect any obligation of such party, or satisfy any condition to be satisfied by such party, under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c)    By either Parent or the Company, if a Court of competent jurisdiction or other Governmental Authority shall have issued an Order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits Parent or the Company from consummating the Merger or if there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited;

(d)   By either Parent or the Company, if, at the Company Stockholders’ Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of the Company to approve and adopt this Agreement and to consummate the Merger shall not have been obtained;

(e)    By Parent, if the Board of Directors of the Company shall have (i) effected a Change in the Company Recommendation, whether or not permitted by the terms hereof, (ii) recommended, or resolved to recommend, to the stockholders of the Company an Acquisition Proposal other than the Merger, (iii) failed to mail the Proxy Statement to the stockholders of the Company in accordance with the terms of Section 5.1, (iv) caused the Company or any Subsidiary of the Company to enter into any definitive agreement providing for the implementation of an Acquisition Proposal, (v) materially breached its obligations under Section 5.2 by failing to call, give notice of, convene or hold the Company Stockholders’ Meeting in accordance with the terms of Section 5.2 or (vi) breached its obligation under Section 4.3 hereof in any respect materially adverse to Parent;

(f)    By Parent, if neither Parent nor Merger Sub is in breach in any material respect of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Company herein become untrue or inaccurate such that Section 6.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)) or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 6.2(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)), and, in the case of both clause (i) and (ii), such breach (if curable) has not been cured within 30 days after written notice to the Company; or

(g)    By the Company, if it is not then in breach in any material respect of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that Section 6.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(g)) or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 6.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(g)), and such breach (if curable) has not been cured within 30 days after written notice to Parent.

(h)   The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 7.1 shall give written notice of such termination to the other party in accordance with Section 8.2, specifying the provision hereof pursuant to which such termination is effected.

7.2   Effect of Termination.   Except as provided in this Section 7.2, in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than this Section 7.2 and Sections 2.23, 3.22, 5.3(b), 7.3 and Article VIII (other than Section 8.1), which shall survive such termination) will forthwith become void, and there will be no liability on the part of Parent, Merger Sub or the Company or any of their respective officers or directors to the other and all rights and obligations of any party hereto will cease, except that nothing herein will relieve or release any party from any liability or damage arising out of such party’s willful breach of any provision of this Agreement prior to termination of this Agreement.

7.3   Fees and Expenses.

(a)   Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in relation to the printing of the Proxy Statement (including any preliminary materials related thereto), the Registration Statement (including financial statements and exhibits) and any amendments or supplements. For the avoidance of doubt, Parent shall be solely responsible for the payment of (i) all filing fees in connection with filing of the Registration Statement (including financial statements and exhibits), and any amendments or supplements thereto, and (ii) all filing fees payable in connection with filings made under the HSR Act or Foreign Competition Laws.

(b)   If this Agreement is terminated pursuant to (i) Section 7.1(b) and the Credit Agreement Amendment has not been obtained as of the date of such termination but the other conditions set forth in Sections 6.1 and 6.2 have been satisfied or, to the extent legally permissible, waived (other than conditions that by their nature will not be satisfied until the Closing, including the delivery of certain documents at the Closing) or (ii) Section 7.1(g) in connection with a breach by Parent of its obligations under Section 5.17 in any material respect following the cure period specified in Section 7.1(g), Parent shall pay to the Company simultaneously with such termination of this Agreement (or if the termination is by the Company, not later than two Business Days thereafter) a cash amount equal to $7,500,000, a portion of which shall consist of Company Stipulated Expenses (as defined herein) and the balance of which shall consist of a termination fee (such balance, the “Company Termination Fee”).

(c)   In the event that Parent terminates this Agreement pursuant to Section 7.1(e), the Company shall pay to Parent, simultaneously with such termination of this Agreement, a cash amount equal to $7,500,000, a portion of which shall consist of Parent Stipulated Expenses (as defined herein) and the balance of which shall consist of a termination fee (such balance, the “Parent Termination Fee”).

(d)   If this Agreement is terminated pursuant to Section 7.1(f), then the Company shall reimburse Parent for all Parent Stipulated Expenses not later than two Business Days after the date of such termination. As used in this Agreement, the term “Parent Stipulated Expenses” shall mean those reasonable out-of-pocket fees and expenses actually incurred by Parent in connection with this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other Parent Representatives; provided, however, that such amount shall not exceed $2 million.

(e)   Except as set forth in Section 7.3(b), if this Agreement is terminated pursuant to Section 7.1(g), then Parent shall reimburse the Company for all Company Stipulated Expenses not later than two Business Days after the date of such termination. As used in this Agreement, the term “Company Stipulated Expenses” shall mean those reasonable out-of-pocket fees and expenses actually incurred by the Company in connection with this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other Company Representatives; provided, however, that such amount shall not exceed $2 million.

(f)    Any Parent Termination Fee, Company Termination Fee, Parent Stipulated Expenses or Company Stipulated Expenses that becomes payable pursuant to this Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by either Parent or the Company, as applicable.

(g)   Each of the Company, Parent and Merger Sub agrees that the payments provided for in this Section 7.3 shall be the sole and exclusive remedy of Parent and Merger Sub upon a termination of this Agreement pursuant to Section 7.1(e) or (f), and the payments provided for in this Section 7.3 shall be the sole and exclusive remedy of the Company upon a termination of this Agreement by the Company pursuant to Section 7.1(g); provided, however, that the foregoing shall not apply to any willful breach of this Agreement giving rise to such termination.

7.4   Amendment.   This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by all of the parties hereto.

7.5   Waiver.   At any time prior to the Effective Time, any party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE VIII

GENERAL PROVISIONS

8.1     Survival of Representations and Warranties.   The representations and warranties in this Agreement will terminate at the Effective Time.

8.2     Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered or sent as provided above or by facsimile or telecopier, as follows:

(a)	If to Parent or Merger Sub:
Protection One, Inc. 1035 N. 3rd Street, Suite 101 Lawrence, Kansas 66044 Facsimile: (305) 594-0759
	E-Mail:	rg@ProtectionOne.com
	Attention:	Richard Ginsburg, President and
Chief Executive Officer
With copies to:
Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Facsimile: (212) 455-2502
	E-Mail:	jkaufman@stblaw.com
	Attention:	Joseph H. Kaufman, Esq.
(b)	If to the Company:
Integrated Alarm Services Group, Inc. 99 Pine Street, 3rd floor Albany, New York 12207 Facsimile: (518) 426-0953
	E-Mail:	c.may@iasg.us
	Attention:	Charles T. May, President and
Chief Executive Officer
With copies to:
Mayer, Brown, Rowe & Maw LLP 71 S. Wacker Drive Chicago, IL 60606 Facsimile: (312) 706-8106
	E-Mail:	ebest@mayerbrownrowe.com
	Attention:	Edward S. Best, Esq.

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (i) in the case of personal delivery, nationally recognized overnight courier or registered or certified mail, on the date of such delivery and (ii) in the case of facsimile or telecopier or electronic mail, upon confirmed receipt.

8.3     Disclosure Schedules.   The Company Disclosure Schedule and the Parent Disclosure Schedule each shall be divided into sections corresponding to the sections and subsections of this Agreement. Disclosure of any fact or item in any section of a party’s Disclosure Schedule shall be deemed to be disclosed with respect to any other section in which it is readily apparent that the existence of such fact or item or its contents is relevant to such other section.

8.4     Certain Definitions.   For purposes of this Agreement, the term:

(a)      “Affiliate” means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, including, with respect to the Company, any corporation, partnership, limited liability company or joint venture in which the Company (either alone, or through or together with any other Subsidiary) has, directly or indirectly, an interest of 10% or more.

(b)      “Balance Sheet” means the balance sheet of the Company contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(c)      “beneficial owner” (including the terms “beneficial ownership” and “to beneficially own”) with respect to a Person’s ownership of any securities means such Person or any of such Person’s Affiliates or associates (as defined in Rule 12b-2 under the Exchange Act) is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 under the Exchange Act.

(d)      “Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of New York.

(e)      “Company Disclosure Schedule” means a schedule of even date herewith delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement, which, among other things, will identify exceptions and other matters with respect to the representations, warranties and covenants of the Company contained in certain specific sections and subsections.

(f)       “Company Material Adverse Effect” means (i) a material adverse effect on the business, financial condition, continuing results of operations, assets, rights, liabilities or properties of the Company and its Subsidiaries, taken as a whole, or (ii) any fact, event, occurrence, change, development or circumstance that would materially impair or delay the ability of the Company to perform its obligations hereunder, including the consummation of the Merger; provided, however, that any effect, fact, event, occurrence, change, development, circumstance or effect involving, arising out of, relating to or resulting from any of the following will be excluded for purposes of clauses (i) and (ii):  (A) public announcements prior to the date hereof by the Company or any of its stockholders regarding the potential sale of or other potential strategic transactions involving the Company; (B) the existence or terms of this Agreement, the transactions contemplated hereby or the announcement thereof; (C) changes or conditions affecting generally the industries in which the Company operates; (D) changes in U.S. or global economic, regulatory or political conditions generally; (E) changes in GAAP or in any Laws or Orders that apply generally to similarly situated Persons; (F) any acts of terrorism, sabotage, military action or war, except, in the case of clauses (B), (C), (D), (E) and (F) above, to the extent such effects, facts, events, occurrences, changes, developments or circumstances have a disproportionate adverse effect on the Company and its Subsidiaries as compared to other Persons engaged in the same industry.

(g)      “Contract” means any contract, plan, undertaking, understanding, agreement, license, lease, note, mortgage or other binding commitment, whether written or oral.

(h)      “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

(i)       “Court” means any court or other tribunal of the United States, any domestic state, or any foreign country, and any political subdivision or agency thereof, or any arbitral or similar forum.

(j)       “Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under or in connection with (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors’ rights generally, (ii) general principles of equity (whether in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

(k)      “ERISA Affiliate” means, with respect to any Person, any  trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with such Person within the meaning of Section 414 of the Code.

(l)       “Exchange Agent” means any bank or trust company organized under the Laws of the United States or any of the states thereof and having a net worth in excess of $100 million designated and appointed to act as the exchange agent in the Merger.

(m)    “Foreign Competition Laws” means any foreign statutes, Regulations, Orders, administrative and judicial directives, and other foreign Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

(n)      “Governmental Authority” means any governmental agency or authority of the United States, any domestic state, or any foreign country, and any political subdivision or agency thereof, any Court of competent jurisdiction, and includes any authority or instrumentality having governmental or quasi-governmental powers, including any administrative agency or commission.

(o)      “Intellectual Property” means all U.S. and foreign intellectual property, including all (i) trademarks, service marks, trade names, URLs and Internet domain names, designs, slogans, logos, trade dress and other source indicators, together with all goodwill related to the foregoing; (ii) patents, inventions, discoveries, processes, designs, technology and know-how, (iii) copyrights and copyrightable works (including Software), (iv) trade secrets and other confidential or proprietary information (including current and potential customer and website user lists).

(p)      “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge, after due inquiry, of the officers or directors of Parent or the Company, as the case may be.

(q)      “Laws” means all laws (including common law), orders, statutes, ordinances, codes, decrees, Regulations or other legally enforceable requirement of any Governmental Authority including all decisions of Courts of competent jurisdiction having the effect of law in each such jurisdiction.

(r)      “Lien” means any mortgage, pledge, security interest, attachment, encumbrance, lien (statutory or otherwise), lease, license, claim, option, conditional sale agreement, right of first refusal, first offer, termination, participation or purchase or charge of any kind (including any agreement to give any of the foregoing); provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) restrictions on transfer of securities imposed by applicable state and federal securities Laws and (vi) survey exceptions, utility easements, reciprocal easement agreements, covenants, restrictions and other matters of record and/or non-monetary encumbrances on title to real property that do not and are not reasonably likely to (x) materially adversely affect the value of or materially interfere with the continued use and operation of such property for its present purposes as used and operated on the date hereof, or (y) materially interfere with the ordinary course of business of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable.

(s)      “Litigation” means any claim, suit, action, litigation, arbitration, cause of action, claim, complaint, criminal prosecution, investigation, demand letter, or proceeding, whether at law or at equity, before or by any Governmental Authority, arbitrator or other tribunal.

(t)      “Nasdaq Stock Market” means the NASDAQ Global Select Market, the NASDAQ Global Market or the Nasdaq Capital Market (or their respective successors).

(u)     “Non-Plan Options” means the options to purchase Company Common Stock outstanding as of the date hereof granted pursuant to the Contracts listed in Section 8.4(u) of the Company Disclosure Schedule.

(v)      “Option Plans” means the 2003 Plan and the 2004 Plan.

(w)     “Order” means any judgment, order, writ, injunction, award, ruling, stipulation or decree of, or any settlement under the jurisdiction of, any Governmental Authority.

(x)      “Outstanding Stock Options” means the Non-Plan Options and the Plan Options.

(y)      “Parent Disclosure Schedule” means a schedule of even date herewith delivered by Parent to the Company concurrently with the execution of this Agreement, which, among other things, will identify exceptions and other matters with respect to the representations, warranties and covenants of Parent contained in certain specific sections and subsections.

(z)      “Parent Material Adverse Effect” means (i) a material adverse effect on the business, financial condition, results of operations, assets, rights, liabilities or properties of Parent and its Subsidiaries, taken as a whole, or (ii) any fact, event, occurrence, change, development, circumstance or effect that would materially impair or delay the ability of Parent or Merger Sub to perform its obligations hereunder, including the consummation of the Merger; provided, however, that any effect, fact, event, occurrence, change, development or circumstance involving, arising out of, relating to or resulting from any of the following will be excluded for this purpose:  (A) the existence or terms of this Agreement, the transactions contemplated hereby or the announcement thereof; (B) changes or conditions affecting generally the industries in which Parent operates; (C) changes in U.S. or global economic, regulatory or political conditions generally; (D) changes in GAAP or in any Laws or Orders that apply generally to similarly situated Persons; and (E) any acts of terrorism, sabotage, military action or war, except, in the case of clauses (B), (C), (D) and (E) above, to the extent such effects, facts, events, occurrences, changes, developments or circumstances have a disproportionate adverse effect on Parent and its Subsidiaries as compared to other Persons engaged in the same industry.

(aa)    “Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, Governmental Authority, or any other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(bb)   “Plan Options” means options to purchase Company Common Stock outstanding as of the date hereof, granted pursuant to the Option Plans.

(cc)    “Regulation” means any rule or regulation of any Governmental Authority having the effect of Law.

(dd)   “Related Agreements” means the Consent Agreement and the Stockholders Agreement.

(ee)    “Software” means any and all computer programs, applications, code, software, middleware, firmware, databases, compilations, documentation and related items.

(ff)     “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other legal entity of which such Person owns, directly or indirectly, greater than 50% of the stock or other equity interests the holder of which is generally entitled to vote as a general partner or for the election of the board of directors or other governing body of a corporation, partnership, joint venture, limited liability company or other legal entity.

(gg)    “2003 Plan” means the Company’s 2003 Stock Option Plan.

(hh)   “2004 Plan” means the Company’s 2004 Stock Incentive Plan.

8.5     Interpretation.   When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

8.6     Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.7     Entire Agreement.   This Agreement and the Related Agreements (including all exhibits and schedules hereto and thereto) and other documents and instruments delivered in connection herewith constitute the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

8.8     Assignment.   This Agreement shall not be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger

Sub may assign, in its sole discretion, any of or all of its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.9     Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as set forth in Section 5.12 and Section 5.16, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.10   Failure or Indulgence Not Waiver.   No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Except as otherwise set forth herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

8.11   Governing Law; Enforcement.   This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the Law of the State of Delaware. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement or any Related Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or any Related Agreement and to enforce specifically the terms and provisions of this Agreement or any Related Agreement in theCourts of the State of Delaware and the Federal Courts of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto, (a) consents to submit itself to the personal jurisdiction of the Courts of the State of Delaware and the Federal Courts of the United States located in the State of Delawarein the event any dispute arises out of this Agreement or any Related Agreement or any transaction contemplated hereby or thereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Court, (c) agrees that it will not bring any action relating to this Agreement or any Related Agreement or any transaction contemplated hereby or thereby in the Courts of the State of Delaware and the Federal Courts of the United States located in the State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or Related Agreement or any transaction contemplated hereby or thereby.

8.12   Counterparts.   This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.13   Specific Performance.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PROTECTION ONE, INC.
By:	/s/ Richard Ginsburg
	Name:	Richard Ginsburg
	Title:	President and CEO
TARA ACQUISITION CORP.
By:	/s/ Richard Ginsburg
	Name:	Richard Ginsburg
	Title:	President and CEO
INTEGRATED ALARM SERVICES GROUP, INC.
By:	/s/ Charles T. May
	Name:	Charles T. May
	Title:	Chief Executive Officer

Annex B

STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT,   dated as of December 20, 2006 (this “Agreement”), by and among PROTECTION ONE, INC., a Delaware corporation (“Parent”), TARA ACQUISITION CORP., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the several stockholders of INTEGRATED ALARM SERVICES GROUP, INC., a Delaware corporation (the “Company”), that are parties hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS,   Parent, Merger Sub and the Company are, concurrently with the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”; capitalized terms used without definition herein having the meanings assigned to them in the Merger Agreement), pursuant to which Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS,   as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Company Common Stock set forth on the signature page hereof beneath such Stockholder’s name (with respect to each Stockholder, such Stockholder’s “Existing Shares” and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, such Stockholder’s “Shares”) and the record and beneficial owner of options or warrants to purchase the number of shares of Company Common Stock set forth on the signature page hereof beneath such Stockholder’s name;

WHEREAS,   as an inducement and a condition to entering into the Merger Agreement, Parent and Merger Sub have required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement;

WHEREAS,   among other things, the Stockholders, Parent and Merger Sub desire to set forth their agreement with respect to the voting of the Shares in connection with the Merger, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE,   in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

VOTING

1.1.   Agreement to Vote.   Each Stockholder hereby agrees, severally and not jointly, that it shall, and shall cause the holder of record on any applicable record date to, from time to time, at the request of Parent, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of the holders of Company Common Stock, (a) if a meeting is held, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum, and (b) vote or consent (or cause to be voted or consented), in person or by proxy, all Shares, and any other voting securities of the Company (whether acquired heretofore or hereafter) that are beneficially owned or held of record by such Stockholder or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of the Merger Agreement, the Merger and any action required in furtherance thereof.

1.2.   Grant of Proxy.   In furtherance and not in limitation of the foregoing, each Stockholder hereby grants to, and appoints, Parent and each of Richard Ginsburg, Darius G. Nevin and J. Eric Griffin in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such officer of Parent, and any other designee of Parent, each of them individually, its irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote the Shares as indicated in this Article I. Each Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy. Each Stockholder hereby revokes any and all previous proxies with respect to such Stockholder’s Shares or any other voting securities of the Company that relate to the approval of the Merger Agreement.

1.3.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of the Shares, except as otherwise provided herein, or in the performance of the Stockholders’ duties or responsibilities as stockholders of the Company.

1.4.   Evaluation of Investment.   Each Stockholder, by reason of its knowledge and experience in financial and business matters, believes itself capable of evaluating the merits and risks of the investment in shares of Parent Common Stock contemplated by the Merger Agreement.

1.5.   No Inconsistent Agreements.   Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, the Stockholder (a) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Shares and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to the Shares, in either case, which is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

Each Stockholder hereby, severally and not jointly, represents and warrants to Parent and Merger Sub as follows:

2.1.   Authorization; Validity of Agreement; Necessary Action.   Such Stockholder has full power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of such Stockholder, enforceable against it in accordance with its terms.

2.2.   Consents and Approvals; No Violations.   Except for filings required under applicable federal and state securities laws and regulations and the HSR Act, none of the execution, delivery or performance of this Agreement by such Stockholder nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof will (i) require any filing with, or Approval of, any Governmental Authority, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which such Stockholder is a party or by which it or any of its properties or assets may be bound or (iii) violate any Order or Law applicable to it or any of its properties or assets.

2.3.   Shares.   Such Stockholder’s Existing Shares are, and all of its Shares on the Closing Date will be, owned beneficially and of record by such Stockholder. As of the date hereof, such Stockholder’s Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by such Stockholder. All of such Stockholder’s Existing Shares are issued and outstanding, and, except as set forth on the signature pages hereto, such Stockholder does not own, of record or beneficially, any warrants, options or other rights to acquire any shares of Company Common Stock or any other capital stock of the Company. Such Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Existing Shares and will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Shares on the Closing Date, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. Such Stockholder has good and marketable title to its Existing Shares and at all times during the term hereof and on the Closing Date will have good and marketable title to its Shares, free and clear of all Liens, and, upon delivery thereof to Merger Sub against delivery of the consideration therefor pursuant to the Merger Agreement, good and marketable title thereto, free and clear of all Liens (other than any arising as a result of actions taken or omitted by Merger Sub), will pass to Merger Sub.

2.4.   No Group.   Each Stockholder is acting individually and not as part of a “group” as defined in the Exchange Act.

ARTICLE III

OTHER COVENANTS

3.1.   Further Agreements of Stockholders.

(a)   Each Stockholder, severally and not jointly, hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its Existing Shares, any Shares acquired after the date hereof, any securities exercisable for or convertible into Company Common Stock or any interest in any of the foregoing, except (i) to Parent or Merger Sub, (ii) with the prior written consent of Parent or (iii) not later than 30 days prior to the Effective Time and subject to the proxy granted pursuant to Section 1.2, to a Person who agrees in writing, in an instrument reasonably acceptable to Parent, to be bound by this Agreement as a Stockholder.

(b)   Each Stockholder shall not request that the Company or its transfer agent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder’s Shares, and hereby consents to the entry of stop transfer instructions by the Company of any transfer of such Stockholder’s Shares, unless such transfer is made in compliance with this Agreement.

(c)   In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

Each Stockholder shall be entitled to receive any cash dividend paid by the Company during the term of this Agreement until the Shares are canceled in the Merger or purchased hereunder.

(d)   Subject to Section 4.2(b), each Stockholder shall not, nor shall it authorize or permit any Affiliate, director, officer, employee, or any investment banker, attorney or other advisor, agent or representative of, such Stockholder (collectively, the “Representatives”) to, directly or indirectly, (i) solicit, facilitate, initiate, entertain or encourage, or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal, or (ii) participate or engage in any discussions or negotiations with, or provide any information to, or take any action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry or communication which might be reasonably be expected to result in an Acquisition Proposal. Subject to Section 4.2(b), from and after the date hereof, each Stockholder shall immediately cease and terminate, and shall cause its Representatives to immediately cease and cause to be terminated, all existing discussion or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal.

(e)   Each Stockholder covenants and agrees with the other Stockholders and for the benefit of the Company (which shall be a third party beneficiary of this Section 3.1(e)) to comply with and perform all its obligations under this Agreement.

ARTICLE IV

MISCELLANEOUS

4.1.   Termination.   This Agreement shall terminate and no party shall have any rights or duties hereunder upon the earlier of (a) the occurrence of a Change in the Company Recommendation, (b) the Effective Time or (c) termination of the Merger Agreement pursuant to Section 7.1 thereof. Nothing in this Section 4.1 shall relieve or otherwise limit any party of liability for breach of this Agreement.

4.2.   Several Obligations; Capacity.

(a)   The representations, warranties, covenants, agreements and conditions of this Agreement applicable to the Stockholders are several and not joint.

(b)   The obligations of the Stockholders hereunder are several and not joint and the covenants and agreements of the Stockholders herein are made only in their capacity as stockholders of the Company and not as directors or officers.

4.3.   Further Assurances.   From time to time, at the other party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

4.4.   Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered or sent as provided above or by facsimile or telecopier, as follows:

(a)	If to Parent or Merger Sub:

Protection One, Inc.
1035 N. 3rd Street, Suite 101
Lawrence, Kansas 66044

Facsimile: (305) 594-0759
E-Mail: rg@ProtectionOne.com
Attention: Richard Ginsburg, President and Chief Executive Officer

With copies to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Facsimile: (212) 455-2502
E-Mail: jkaufman@stblaw.com
Attention: Joseph H. Kaufman, Esq.

(b)   If to any of the Stockholders, to it at the address set forth under its name on the signature pages hereto.

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (i) in the case of personal delivery, nationally recognized overnight courier or registered or certified mail, on the date of such delivery and (ii) in the case of facsimile or telecopier or electronic mail, upon confirmed receipt.

4.5.   Interpretation.   When a reference is made in this Agreement to Articles, Sections or Schedules, such reference shall be to an Article, Section or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

4.6.   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

4.7.   Entire Agreement; No Third Party Beneficiaries.   This Agreement, the Merger Agreement and the other Related Agreements (including all exhibits and schedules hereto and thereto) constitute the entire agreement and supersedes all prior agreements and understandings (other than the Confidentiality Agreement), both written and oral, among the parties with respect to the subject matter hereof and thereof, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

4.8.   Amendments; Assignment.   This Agreement may not be amended except by written agreement by all the parties. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties, and any purported assignment without such consent shall be void; provided that Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent without such consent.

4.9.   Failure or Indulgence Not Waiver; Remedies Cumulative.   No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Except as otherwise set forth herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

4.10   Governing Law; Enforcement.   This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the Law of the State of Delaware. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Federal Courts of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto, (a) consents to submit itself to the personal jurisdiction of and the Federal Courts of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than the Federal Courts of the United States located in the State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby.

4.11.   Counterparts.   This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

4.12.   Specific Performance.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and each of the Stockholders have caused this Agreement to be signed by their respective officers or other authorized person thereunto duly authorized as of the date first written above.

PROTECTION ONE, INC.
By:	/s/ Richard Ginsburg
Name: Richard Ginsburg
Title: President and CEO
TARA ACQUISITION CORP.
By:	/s/ Richard Ginsburg
Name: Richard Ginsburg
Title: President and CEO

[DIRECTORS AND OFFICERS]
By:	/s/ Charles T. May
Name:	Charles T. May
Title:	Chief Executive Officer
Number of Existing Shares: 0
Shares subject to options or warrants: 150,000
Notices
Address:	7415 NE Bay Cove CT
Boca Raton, FL 33407

By:	/s/ Bruce E. Quay
Name:	Bruce E. Quay
Title:	Chief Operating Officer
Number of Existing Shares: 20,600
Shares subject to options or warrants: 25,000
Notices
Address:	6 Shaker Bay Rd.
Latham, NY 12110

By:	/s/ Brian E. Shea
Name:	Brian E. Shea
Title:	Executive Vice President
Number of Existing Shares: 3,000
Shares subject to options or warrants: 8,000
Notices
Address:	862 Worcester Drive
Niskayuna, NY 12309

By:	/s/ Michael T. Moscinski
Name:	Michael T. Moscinski
Title:	Chief Financial Officer
Number of Existing Shares: 1,000
Shares subject to options or warrants: 12,000
Notices
Address:	63 Old Red Mill Rd.
Rensselaer, NY 12144

By:	/s/ Robert B. Heintz
Name:	Robert B. Heintz
Title:	Monitoring COO
Number of Existing Shares: 1,000
Shares subject to options or warrants: 8,000
Notices
Address:	923 Woodview Rd.
Brielle, NJ 08730

By:	/s/ Raymond C. Kubacki
Name:	Raymond C. Kubacki
Title:	Director
Number of Existing Shares: 2,000
Shares subject to options or warrants: 5,000
Notices
Address:	438 South St.
Carlisle, MA 01741

By:	/s/ John W. Mabry
Name:	John W. Mabry
Title:	Non-Executive Chairman, Director
Number of Existing Shares: 10,500
Shares subject to options or warrants: 88,000
Notices
Address:	117 Plantation Cir.
Ponte Vedra, FL 32082

By:	/s/ Ralph S. Michael III
Name:	Ralph s. Michael III
Title:	Director
Number of Existing Shares: 10,000
Shares subject to options or warrants: 13,000
Notices
Address:	6125 Redbird Hollow Lane
Cincinnati, Ohio 45243

By:	/s/ Timothy J. Tully
Name:	Timothy J. Tully
Title:	Director
Number of Existing Shares: 33,000
Shares subject to options or warrants: 13,000
Notices
Address:	229 Old Kings Hwy South
Darien, CT 06820

By:	/s/ Arlene M. Yocum
Name:	Arlene M. Yocum
Title:	Director
Number of Existing Shares: 5,000
Shares subject to options or warrants: 0
Notices
Address:	PNC Bank
1600 Market Street 29th Flr.
Philadelphia, PA 19108

Annex C

January 19, 2007

The Board of Directors of Integrated Alarm Services Group, Inc.
One Capital Center
99 Pine Street, 3rd Floor
Albany, NY 12207

Dear Members of the Board of Directors:

We understand that Protection One, Inc. (the “Acquiror”), Tara Acquisition Corp. (“Merger Sub”) and Integrated Alarm Services Group, Inc. (the “Company”), propose to enter into the Merger Agreement (defined below) pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into the right to receive 0.29 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Acquiror (the “Consideration”).

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair to the holders of Company Common Stock from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.                reviewed the Company’s annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2003 through December 31, 2005, and quarterly reports on Form 10-Q for the quarters ended September 30, 2005, and September 30,2006, which the Company’s management has identified as being the most current financial statements available;

2.                reviewed the Acquiror’s annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2003 through December 31, 2005, and quarterly reports on Form 10-Q for the quarters ended September 30, 2005, and September 30, 2006, which the Acquiror’s management has identified as being the most current financial statements available;

3.                spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction;

4.     spoken with certain members of the management of the Acquiror regarding the operations, financial condition, future prospects and projected operations and performance of the Acquiror and regarding the Transaction, and spoken with representatives of the Acquiror’s investment bank and counsel regarding the Acquiror, the Transaction, and related matters;

5.     reviewed the agreement and plan of merger among the Acquiror, Merger Sub and the Company (the “Merger Agreement”);

6.                reviewed the Company’s confidential offering memorandum dated November 10, 2004 for its 12% senior secured notes due 2011;

7.                reviewed the terms of various outstanding warrants and stock options issued by the Acquiror and the Company;

8.                reviewed financial forecasts and projections prepared by the managements of the Company and the Acquiror with respect to the Company and the Acquiror for the fiscal years ended December 31, 2006 through December 31, 2011, as well as the analyses and forecasts of certain cost savings, operating efficiencies and other synergies expected by the managements of the Company and the Acquiror to result from the Transaction (the “Synergies”);

9.                reviewed the historical market prices and trading volume for the publicly traded securities of: (a) the Company since its initial public offering in July 2003; (b) the Acquiror since its recapitalization in February 2005; and (c) certain publicly traded companies which we deemed relevant;

10.         reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that we deemed relevant for companies in related industries to the Company and the Acquiror; and

11.         conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, managementsof the Company and the Acquiror have advised us, and we have assumed, that the financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of the Company and the Acquiror, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. Furthermore, upon the advice of the managements of the Company and the Acquiror, we have assumed that the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and the Acquiror and that the Synergies will be realized in the amounts and the time periods indicated thereby.We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Acquiror since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Companyor the Acquiror is a party (other than the Transaction).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company or the Acquiror, or otherwise have an adverse effect on the Company or the Acquiror or any expected benefits of the Transaction.

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject and, at your direction and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the Company’s and the Acquiror’s common stock has traded or may trade subsequent to the disclosure or consummation of the Transaction. We have assumed that the common stock of the Acquiror to be issued in the Transaction to the shareholders of the Company will be listed on the NASDAQ Global Market.

This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder or any other person as to how such person should act or vote with respect to the Transaction. Except as set forth in our engagement letter, this Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made by the Company or any of its affiliates, or any other recipient of this Opinion, without the prior written consent of Houlihan Lokey.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other party that may be involved in the Transaction.

Houlihan Lokey and its affiliates have in the past provided and in the future may provide, investment banking and other financial services to the Acquiror, for which we have received, and would expect to receive, compensation. More specifically, an affiliate of Houlihan Lokey served as financial advisor to the Acquiror in connection with its debt restructuring and recapitalization that was completed in February 2005.

Houlihan Lokey is receiving customary fees for providing services to the Board of Directors in connection with this Opinion, and the Company has agreed to reimburse us for expenses. Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”), an affiliate of Houlihan Lokey, has also acted as financial advisor to the Company with respect to the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the successful completion of the Transaction. The Company has agreed to indemnify Houlihan Lokey and its affiliates for certain liabilities that may arise in connection with our engagement.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or the Acquiror, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, the Acquiror or any other party or the effect of any other transaction in which the Company, the Acquiror or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, the Acquiror, their respective security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst such classes or groups of security holders), (vii) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (viii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters, or (ix) the terms of the Merger Agreement (except for our opinion expressly set forth herein as to the fairness from a financial point of view of the Exchange Ratio provided for in the Transaction to the holders of Company Common Stock), including without limitation the closing conditions and other provisions thereof. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair to the holders of the Company Common Stock from a financial point of view.

/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 1-12181-01	Commission file number: 1-12181

Protection One, Inc.	Protection One Alarm Monitoring, Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Delaware	93-1063818	Delaware	93-1064579
(State or other jurisdiction of	(I.R.S. Employer	(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)	incorporation or organization)	Identification No.)
1035 N. 3rd Street, Suite 101, Lawrence, KS	66044	1035 N. 3rd Street, Suite 101, Lawrence, KS	66044
(Address of principal executive offices)	(Zip Code)	(Address of principal executive offices)	(Zip Code)

785-856-5500

(Registrant’s telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

Common Stock, par value $.01 per share, of Protection One, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

As of June 30, 2005, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $4,653,564 based on the closing sale price as reported on the OTC Bulletin Board.

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at March 10, 2006
Common Stock, $0.01 par value per share	18,238,787 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Information Statement for the Annual Meeting of Stockholders to be held on or before July 15, 2006 (Information Statement)	Part I, II, III and IV

EXPLANATORY NOTE

This amended annual report on Form 10-K/A is being filed to correct an error in calculation of depreciation for certain assets revalued as part of the push down accounting adjustments described herein. In the original annual report on Form 10-K, which we filed with the Securities and Exchange Commission on March 20, 2006, depreciation expense was overstated by approximately $2.1 million, which resulted in reporting a larger net loss for the period February 9, 2005 through December 31, 2005, than was actually incurred. This amendment provides the correct amount of depreciation on the Consolidated Statement of Operations and Comprehensive Loss for the period February 9, 2005 through December 31, 2005, as well as the correct amount of net property and equipment and stockholders’ equity on the Consolidated Balance Sheet as of December 31, 2005.

This amendment also includes an updated report and consent of the independent registered public accounting firm as well as updated certifications of our principal executive officer and principal financial officer. Accordingly, pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, this amendment contains the complete text of Item 1A, “Risk Factors,” Item 6, “Selected Financial Data,” Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 8, “Financial Statements and Supplementary Data,” Item 9A, “Controls and Procedures” and Item 15, “Exhibits, Financial Statement Schedules,” as amended.

See Note 17 of the Notes to the Consolidated Financial Statements, “Restatement of Consolidated Financial Statements,” for detailed information concerning the restatements. In order to preserve the nature and the character of the disclosures as of March 20, 2006, no attempt has been made in this Form 10-K/A to modify or update such disclosures except as required to reflect the results of the restatement.

ITEM 1A:       RISK FACTORS

You should read the following risk factors in conjunction with discussions of factors discussed elsewhere in this and other of our filings with the SEC. These cautionary statements are intended to highlight certain factors that may affect our financial condition and results of operations and are not meant to be an exhaustive discussion of risks that apply to public companies with broad operations, such as us.

Quadrangle is our principal stockholder and can exercise a controlling influence over us.

Quadrangle owns approximately 97.1% of our outstanding common stock as of March 10, 2006. Pursuant to a stockholder agreement with Quadrangle and subject to Quadrangle maintaining a certain threshold of ownership in us, Quadrangle will be able to direct the election of three of our directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, appointment of our officers, our acquisition or disposition of material assets and our incurrence of indebtedness. Similarly, Quadrangle will continue to have the power to determine matters submitted to a vote of our stockholders without the consent of other stockholders and to take other actions that might be favorable to Quadrangle, whether or not these actions would be favorable to us or to our stockholders in general.

We have a history of losses, which are likely to continue.

We incurred net losses of $15.6 million in the period February 9, 2005 through December 31, 2005, $11.4 million in the period January 1, 2005 through February 8, 2005, $323.9 million in 2004 and $34.4 million in 2003. These losses reflect the following, among other factors:

•       our customer base and revenues have declined every year since 1999;

•       substantial charges incurred by us for amortization of customer accounts;

•       a write down of remaining deferred tax assets in 2004;

•       change in control and debt restructuring costs in 2004 and for the period January 1, 2005 through February 8, 2005;

•       interest incurred on indebtedness;

•       expansion of our internal sales and installation efforts; and

•       other charges required to manage operations.

We will continue to incur a substantial amount of interest expense and amortization of customer accounts and we do not expect to attain profitability in the near future.

Our substantial indebtedness could adversely affect our financial condition.

We have, and will continue to have, a significant amount of indebtedness. As of March 10, 2006, the face value of our total indebtedness, including capital leases, was approximately $345.2 million. Our level of indebtedness could have important consequences. For example, it could:

•       limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements;

•       limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•       make us more vulnerable to a downturn in our business or in the economy or to an increase in interest rates;

•       place us at a disadvantage to some of our competitors, who may be less highly leveraged than us; and

•       require a substantial portion of our cash flow from operations to be used for debt payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes.

One or a combination of these factors could adversely affect our financial condition. Subject to restrictions in the indenture governing our notes and our senior secured credit facility, we may incur additional indebtedness, which could increase the risks associated with our already substantial indebtedness.

Our business was impacted by Hurricane Katrina and we have incurred and may continue to incur customer losses related to property damage caused by Hurricane Katrina.

We have lost customers due to property damage caused by Hurricane Katrina in August 2005. In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. We are currently attempting to contact each of these customers to determine if our services will be needed in the future. As of December 31, 2005, Protection One Monitoring estimated the loss of 3,117 customers, including 379 wholesale customers, and Network Multifamily has estimated the loss of 1,556 customer accounts. Estimated RMR losses related to these accounts were less than 1% of our total RMR. Our efforts to contact our customers affected by Hurricane Katrina may not be successful and we may not be able to recapture accounts lost due to the hurricane.

Restrictive covenants restrict our ability to operate our business and to pursue our business strategies, and our failure to comply with these covenants could result in an acceleration of our indebtedness.

Our senior credit facility and the indenture governing our notes contain covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. The senior credit facility and the indenture governing our notes restrict, among other things, our ability to:

•       incur additional indebtedness or enter into sale and leaseback transactions;

•       pay dividends or make distributions on our capital stock or certain other restricted payments or investments;

•       purchase or redeem stock;

•       issue stock of our subsidiaries;

•       make investments and extend credit;

•       engage in transactions with affiliates;

•       transfer and sell assets;

•       effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

•       create liens on our assets to secure debt.

In addition, our senior credit facility requires us to meet certain financial ratios and to repay outstanding borrowings with portions of the proceeds we receive from certain sales of property or assets and specified future debt offerings. Our financial results may be affected by unforeseen adverse events, and we may not be able to meet the financial ratios.

Any breach of the covenants in our senior secured credit facility or the indenture governing our notes could cause a default under such instruments. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt instrument to be due and payable immediately. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If, as or when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our senior credit facility, the lenders under our senior credit facility could institute foreclosure proceedings against the assets securing borrowings under the senior credit facility.

We face increasing competition and pricing pressure from other companies in our industry and if we are unable to compete effectively with these companies, our sales and profitability could be adversely affected.

We compete with a number of major domestic security monitoring services companies, as well as a large number of smaller, regional competitors. Due to this fierce competition, we have experienced high rates of customer attrition and have been subjected to continual and significant pricing pressures. Some of our competitors, either alone or in conjunction with their respective parent corporate groups, are larger than we are and have greater financial resources, sales, marketing or operational capabilities or brand recognition than we do. In addition, the innovative nature of our markets may attract new entrants to the field. We may not be able to compete successfully with the services of other companies, which could result in the loss of customers and, as a result, decreased revenue and operating results.

The competitive market for the acquisition and creation of accounts may affect our future profitability.

Prior to 2000, we grew very rapidly by acquiring portfolios of alarm monitoring accounts through acquisitions and dealer purchases. Our current strategy is to reduce the cost of acquiring new accounts by utilizing other customer account acquisition channels such as our internal sales force augmented by traditional marketing support. The security alarm monitoring industry is highly competitive and highly fragmented. We compete with several companies that have account acquisition and loan programs for independent dealers and some of those competitors are larger than we are and have more capital than we do. Increased competition from other alarm monitoring companies could require us to reduce our prices for installations, decrease the monitoring fees we charge our customers and take other measures that could reduce our margins. These decreases and other measures could have a material adverse effect on us.

Loss of customer accounts could materially adversely affect our operations.

We experience the loss of accounts as a result of, among other factors:

•       relocation of customers;

•       customers’ inability or unwillingness to pay our charges;

•       adverse financial and economic conditions;

•       the customers’ perceptions of value; and

•       competition from other alarm service companies.

We may experience the loss of newly acquired or created accounts to the extent we do not integrate or adequately service those accounts. Because some acquired accounts are prepaid on an annual, semiannual or quarterly basis, customer loss may not become evident for some time after an acquisition is consummated. During 2005, we experienced a net loss of 17,316 customers, or a 1.7% decrease in our customer base from January 1, 2005. While our attrition rate is decreasing, we continue to lose customers at a rate faster than our rate of adding customers. The net loss of customers was the primary cause of our decline in monitoring and related service revenues of $1.6 million in 2005 and $8.8 million in 2004. We expect losses to exceed additions until the efforts we are making to acquire new accounts and further reduce our rate of attrition become more successful than they have been to date. Net losses of customer accounts materially and adversely affect our business, financial condition and results of operations.

Our customer acquisition strategies may not be successful, which would adversely affect our business.

The customer account acquisition strategy we are now employing relies primarily on our internal sales force and forming marketing alliances. We have changed our acquisition strategy several times over the past few years attempting to decrease the cost of adding customers and to decrease the rate of attrition from new accounts. While our present strategy resulted in some improvement in 2005 and 2004, this strategy may not be successful in the future. If the strategy is not successful, our customer base could continue to decline. If successful, the selling costs related to this strategy will increase our expenses and uses of cash. Failure to replace customers lost through attrition or increased cash needs to replace those customers could have a material adverse effect on our business, financial condition, results of operations and ability to service debt obligations.

We rely on a marketing alliance for the generation of many new accounts.

We have established a marketing relationship to offer monitored security services to the residential, single-family market and to businesses in 17 of the larger metropolitan markets in the southeastern United States. Approximately 25% of our new accounts created in 2005 and 20% of our new accounts created in each of 2004 and 2003 were produced from this arrangement. Termination of this arrangement could have a short term material adverse effect on our ability to generate new customers in this territory.

Increased adoption of “false alarm” ordinances by local governments may adversely affect our business.

An increasing number of local governmental authorities have adopted, or are considering the adoption of laws, regulations or policies aimed at reducing the perceived costs to municipalities of responding to false alarm signals. Such measures could include:

•       requiring permits for the installation and operation of individual alarm systems and the revocation of such permits following a specified number of false alarms;

•       imposing fines on alarm customers or alarm monitoring companies for false alarms;

•       imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms;

•       requiring further verification of an alarm signal before the police will respond; and

•       subjecting alarm monitoring companies to fines or penalties for transmitting false alarms.

Enactment of these measures could adversely affect our future business and operations. In addition, concern over false alarms in communities adopting these ordinances could cause a decrease in the timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services.

Increased adoption of statutes and governmental policies purporting to void automatic renewal provisions in our customer contracts, or purporting to characterize certain of our charges as unlawful, may adversely affect our business.

Our customer contracts typically contain provisions automatically renewing the term of the contract at the end of the initial term, unless cancellation notice is delivered in accordance with the terms of the contract. If the customer cancels prior to the end of the contract term, other than in accordance with the contract, we may charge the customer the charges that would have been paid over the remaining term of the contract, or charge an early cancellation fee.

Several states have adopted, or are considering the adoption of statutes, consumer protection policies or legal precedents which purport to void the automatic renewal provisions of our customer contracts, or otherwise restrict the charges we can impose upon contract cancellation. Such initiatives could compel us to increase the length of the initial term of our contracts, and increase our charges during the initial term, and consequently lead to less demand for our services and increase our attrition. Adverse judicial determinations regarding these matters could cause us to incur legal exposure to customers against whom such charges have been imposed, and the risk that certain of our customers may seek to recover such charges through litigation. In addition, the costs of defending such litigation and enforcement actions could have an adverse effect on us.

Declines in rents, occupancy rates and new construction of multifamily dwellings may affect our sales in this marketplace.

Demand for alarm monitoring services in the Network Multifamily segment is tied to the general health of the multifamily housing industry. This industry is dependent upon prevailing rent levels and occupancy rates as well as the demand for construction of new properties. The real estate market in general is cyclical, however, and, in the event of a decline in the market factors described above, it is likely that demand for our alarm monitoring services to multifamily dwellings would also decline, which could negatively impact our results of operations.

We could face liability for our failure to respond adequately to alarm activations.

The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. In an attempt to reduce this risk, our alarm monitoring agreements and other agreements pursuant to which we sell our products and services contain provisions limiting our liability to customers and third parties. However, in the event of litigation with respect to such matters, these limitations may not be enforced. In addition, the costs of such litigation could have an adverse effect on us.

Future government regulations or other standards could have an adverse effect on our operations.

Our operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. In the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on us.

The loss of our Underwriters Laboratories listing could negatively impact our competitive position.

All of our alarm monitoring centers are Underwriters Laboratories (“UL”) listed. To obtain and maintain a UL listing, an alarm monitoring center must be located in a building meeting UL’s structural requirements, have back-up and uninterruptible power supplies, have secure telephone lines and maintain redundant computer systems. UL conducts periodic reviews of alarm monitoring centers to ensure compliance with their regulations. Non-compliance could result in a suspension of our UL listing. The loss of our UL listing could negatively impact our competitive position.

We depend on our relationships with alarm system manufacturers and suppliers. If we are not able to maintain or renew these alliances, our ability to create new customers and to service our existing account base could be negatively affected.

We currently have agreements with certain alarm system manufacturers and suppliers of hardware for products that we install in customer locations for new systems and to repair existing systems. We may not be able to maintain or renew our existing product sourcing arrangements on terms and conditions acceptable to us. If we are unable to maintain or renew our existing relationships, we may incur additional costs creating new customer arrangements and in servicing existing customers.

We rely on subcontractors in certain markets to install, service and repair alarm systems.

We currently have agreements with various subcontractors in order to timely and efficiently install, service and repair alarm systems. We may not be able to maintain or renew our subcontractor arrangements on terms and conditions acceptable to us. If we are unable to maintain or renew our existing subcontractor relationships, we may incur additional costs creating new customer arrangements and in servicing existing customers and customer satisfaction may suffer, leading to increased attrition. Also, our reliance on subcontractors increases our costs related to quality assurance and inspections and potentially diminishes our brand identity with customers.

We rely on technology that may become obsolete, which could require significant capital expenditures.

Our monitoring services depend upon the technology (hardware and software) of security alarm systems. We may be required to upgrade or implement new technology, which could require significant capital expenditures. We may not be able to successfully implement new technologies or adapt existing technologies to changing market demands. If we are unable to adapt in response to changing technologies, market conditions or customer requirements in a timely manner, such inability could adversely affect our business.

Most of our customers’ alarm systems communicate with our monitoring center via Public Switched Telephone Network lines, or PSTN lines, provided by an incumbent local exchange carrier, which are losing market share to wireless and Internet-based means of communication.

The number of PSTN lines provided by incumbent local exchange carriers decreased at about a 6% annual rate in 2005 and is projected to continue decreasing. While we offer alarm systems that can communicate signals to our central stations using various wireless and/or Internet-based communication technologies, such solutions are presently more expensive than traditional PSTN-based alarm communicators. Higher costs might reduce the market for new customers of alarm monitoring services, and the trend away from PSTN lines to alternatives may mean more existing customers will cancel service with us. In addition, such shifts to newer communications technologies may increase our costs for personnel training.

We are dependent upon our experienced senior management, who would be difficult to replace.

The success of our business is largely dependent upon the active participation of our executive officers, who have extensive experience in the industry. As a result, we have entered into employment agreements with each of our executive officers. The loss of the services of one or more of such officers for any reason may have an adverse effect on our business.

Due to a concentration of accounts in California and Florida, we are susceptible to environmental incidents that may negatively impact our results of operations.

Almost one-third of our recurring monthly revenue is derived from customers located in California and Florida. A major earthquake, hurricane or some other environmental disaster in an area of high account concentration for us could disrupt our ability to serve those customers or render those customers uninterested in continuing to retain us to provide alarm monitoring services.

We have incurred and will continue to incur increased costs as a result of recently enacted securities laws and regulations relating to corporate governance matters and public disclosure.

The Sarbanes-Oxley Act of 2002 and the SEC rules implementing that Act have required changes in some of our corporate governance practices and may require further changes. These new rules and regulations have increased our legal and financial compliance costs and have made some activities more difficult, time-consuming or costly. These new rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

We are taking steps to comply with the recently enacted laws and regulations in accordance with the deadlines by which compliance is required, however, our estimate of the amount or timing of additional costs that we may incur to respond by these deadlines may not be accurate. Furthermore, we may not be able to fully comply with the provisions of Section 404 of the Act regarding management’s assessment of the effectiveness of the Company’s internal control over financial reporting and the auditor’s attestation to and report on both management’s assessment and the effectiveness of the Company’s internal control over financial reporting.

ITEM 6.                SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes to the financial statements of Protection One, which can be found in Item 8. Due to the impact of the changes resulting from the push down accounting adjustments described in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Activities—New Basis of Accounting” below, the statement of operations data presentation separates our results into two periods: (1) the period prior to the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting. Similarly, the current and prior period amounts presented under consolidated balance sheet data and other operating data are separated by a heavy black line to indicate the application of a new basis of accounting between the periods presented. All amounts are in thousands, except per share and customer data, unless otherwise noted.

SELECTED CONSOLIDATED FINANCIAL DATA

	February 9 through December 31, 2005 (a)	January 1 through February 8, 2005 (b)	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(As Restated) (f)
	(dollar amounts in thousands, except per share amounts)
Statements of operations data
Revenues	$234,481	$28,543	$269,259	$277,085	$290,580	$332,846
Cost of revenues	81,059	10,714	101,579	102,205	113,158	119,074
Selling, general and administrative expenses	86,014	12,093	104,872	109,261	112,984	126,012
Change in control, restructuring and corporate consolidation costs	2,339	5,939	24,382	—	—	—
Amortization of intangibles and depreciation expense	43,742	6,638	78,455	80,252	82,440	195,773
Other charges:
Loss on impairment of customer accounts (d)	—	—	—	—	338,104	—
Loss on impairment of goodwill (d)	—	—	—	—	103,937	—
Operating income (loss)	21,327	(6,841)	(40,029)	(14,633)	(460,043)	(108,013)
Interest expense	(30,634)	(4,544)	(44,398)	(40,101)	(43,023)	(51,737)
Gain (loss) on retirement of debt	(6,657)	—	(47)	—	19,337	53,043
Other income	688	15	147	2,829	602	125
Loss from continuing operations before income taxes	(15,276)	(11,370)	(84,327)	(51,905)	(483,127)	(106,582)
Income tax benefit (expense) (e)	(312)	(35)	(239,579)	17,494	148,852	21,572
Loss from continuing operations before accounting change	(15,588)	(11,405)	(323,906)	(34,411)	(334,275)	(85,010)
Loss from discontinued operations, net of taxes	—	—	—	—	(2,967)	(1,038)
Cumulative effect of accounting change, net of taxes
Continuing operations (d)	—	—	—	—	(541,330)	—
Discontinued operations (d)	—	—	—	—	(2,283)	—
Net loss	$(15,588)	$(11,405)	$(323,906)	$(34,411)	$(880,855)	$(86,048)
Net loss from continuing operations before accounting changes per share of common stock (c)	$(0.86)	$(5.80)	$(164.78)	$(17.53)	$(170.46)	$(40.31)
Weighted average number of shares of common stock outstanding (c)	18,198,571	1,965,654	1,965,654	1,962,587	1,961,424	2,109,172
Consolidated balance sheet data
Working capital deficit	$(5,067)	$(373,052)	$(372,560)	$(148,957)	$(12,071)	$(2,834)
Customer accounts, net (a)	232,875	170,717	176,155	244,744	312,785	719,679
Goodwill, net (a)	12,160	41,847	41,847	41,847	41,847	763,449
Total assets (a)	436,302	457,008	461,044	809,022	837,572	1,748,938
Long term debt, including capital leases, net of current portion	321,293	110,340	110,340	331,874	547,798	584,115
Total stockholders’ equity (deficiency in assets)	8,067	(183,666)	(177,609)	146,174	168,147	1,061,776
Other operating data
Number of customers at end of period	1,012,797	1,029,211	1,030,113	1,048,320	1,073,698	1,133,323
Cash flows provided by operations	40,413	3,710	61,814	59,035	43,391	36,811
Cash flows used in investment activities	(24,151)	(2,473)	(30,369)	(27,471)	(20,943)	(7,724)
Cash flows provided by (used in) financing activities	(50,134)	—	(14,120)	1,865	(24,950)	(27,879)

(a)                 See Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Activities—New Basis of Accounting” for a discussion on push down accounting in 2005 and the adjusted basis of certain assets and liabilities.

(b)                Consolidated balance sheet data and number of customers are as of January 31, 2005.

(c)                 Loss per share and weighted average number of shares presented give retroactive effect to the one-share-for-fifty shares reverse stock split on February 8, 2005.

(d)                Impairment charges and the cumulative effect of an accounting change are the result of our January 1, 2002 implementation of SFAS Nos. 142, “Accounting for Goodwill and Other Intangible Assets” and 144, “Accounting for the Impairment and Disposal of Long-Lived Assets.”

(e)                 See Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Income Taxes” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Matters” for discussion of the 2004 income tax expense related to establishment of a valuation allowance for deferred tax assets.

(f)                  See Note 17 to the Consolidated Financial Statements included in Part II, Item 8.

ITEM 7.                MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

In this section we explain our general financial condition and operating results, including:

•       what factors affect our business;

•       what our earnings and costs were in 2005, 2004 and 2003;

•       why these earnings and costs differ from year to year;

•       how our earnings and costs affect our overall financial condition;

•       what we expect our capital expenditures to be for the years 2006 through 2007;

•       how we plan to pay for these future capital expenditures; and

•       other items that materially affect our financial condition, liquidity or earnings.

In February 2005, we completed a one-share-for-fifty-shares reverse stock split of our outstanding shares of common stock. All prior share and per share amounts included in this report give retroactive effect to the reverse stock split.

As you read this section, please refer to our Consolidated Statements of Operations and Comprehensive Loss and accompanying notes found in Item 8. These statements show our operating results for the period February 9, 2005 through December 31, 2005, January 1, 2005 through February 8, 2005, and the years ended December 31, 2004 and 2003. In this section, we analyze and explain the significant annual changes of specific line items in the Consolidated Statements of Operations and Comprehensive Loss. We also suggest you read Item 1A, “Risk Factors” which will help your understanding of our financial condition, liquidity and operations.

As discussed in Note 17 to the Consolidated Financial Statements, the Company’s 2005 consolidated financial statements have been restated. The accompanying management’s discussion and analysis gives effect to the restatement.

Overview

We are a leading national provider of security alarm monitoring services, providing installation, maintenance and electronic monitoring of alarm systems to single-family residential, commercial, multifamily and wholesale customers. We monitor signals originating from alarm systems designed to detect burglary, fire, medical, hold-up and environmental conditions, and from access control and CCTV systems. Most of our monitoring services and a large portion of our maintenance services are governed by multi-year contracts with our customers. These contracts are typically three to five years in duration for our Protection One Monitoring segment and five to ten years for our Network Multifamily segment, have automatic annual renewal provisions where permitted and provide us with RMR.

Our business consists of two primary segments, Protection One Monitoring and Network Multifamily. Protection One Monitoring primarily provides residential and commercial electronic security system installations and alarm monitoring services directly to homeowners and businesses. Protection One Monitoring also provides wholesale alarm monitoring services to independent alarm companies. Network Multifamily provides electronic security system installation and alarm monitoring services to owners and managers of apartments, condominiums and other multifamily dwellings. We market our services to these customer segments through separate internal sales and installation branch networks.

Business Strategy

Our overall goal is to strengthen our leadership position in delivering security monitoring services and related installation services in principal markets across the United States in order to improve our returns on the capital we invest in creating and serving customers. Specific goals include (i) lowering attrition rates; (ii) reducing acquisition costs for each dollar of RMR created; (iii) increasing RMR additions, and (iv) increasing the efficiency of our monitoring and service activities. We plan to achieve these objectives by building upon our core strengths, including our national branch platform, our improving brand recognition, our internal sales force model and our highly skilled and experienced management team and workforce.

Significant Activities

Change in Majority Owner

On February 17, 2004, our former majority stockholder, Westar Industries, Inc., a wholly owned subsidiary of Westar Energy, Inc., which we refer to collectively as Westar, consummated the sale of approximately 87% of our common stock to POI Acquisition I, Inc., which was formed by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Master Funding Ltd, which we refer to collectively as Quadrangle. The transaction also included the assignment of Westar’s rights and obligations as the lender under our revolving credit facility to POI Acquisition, L.L.C., which subsequently assigned one-third of its interest to Quadrangle Master Funding, Ltd.

On November 12, 2004, we entered into a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility to be reduced by $120.0 million in exchange for the issuance to Quadrangle of 16 million shares of our common stock (on a post-reverse stock split basis). The exchange was completed on February 8, 2005 and was accompanied by a one-share-for-fifty-shares reverse stock split of our common stock. The newly issued shares, together with shares already owned by Quadrangle, resulted in Quadrangle owning approximately 97.3% of our common stock.

New Basis of Accounting

As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, we have “pushed down” Quadrangle’s basis to a proportionate amount of our underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. The “push-down” accounting adjustments did not impact cash flows. The primary changes to the balance sheet reflect (1) the reduction of deferred customer acquisition costs and revenues, which have been subsumed into the estimated fair market value adjustment for customer accounts; (2) adjustments to the carrying values of debt to estimated fair market value (or Quadrangle’s basis in the case of the credit facility); (3) adjustments to historical goodwill to reflect goodwill arising from the push down accounting adjustments; (4) the recording of a value for our trade names; and (5) an increase to the equity section from these adjustments. The primary changes to the income statement include (1) the reduction in other revenue due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition revenues; (2) the reduction in other costs of revenue and selling expenses due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition costs; (3) an increase in interest expense due to amortization of debt discounts arising from differences in fair values and carrying values of our debt instruments; and (4) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Due to the impact of the changes resulting from the push down accounting adjustments described above, the income statement presentation separates our results into two periods: (1) the period prior to the

February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting. Similarly, the current and prior period amounts reported on the balance sheet and statement of cash flows are separated by a heavy black line to indicate the application of a new basis of accounting between the periods presented.

Restructuring

We have improved our capital structure through the debt-for-equity exchange with Quadrangle and by refinancing approximately $242.3 million of debt due in 2005 with the bank credit agreement due 2011 (see “Refinancing” discussion below). In connection with the restructuring, we retired an aggregate of approximately of $152.9 million which was outstanding on December 31, 2004.

Stockholders Agreement and Composition of Our Board of Directors.   In connection with the restructuring, we also entered into a stockholders agreement with Quadrangle. The stockholders agreement contains certain agreements with respect to our corporate governance following the restructuring, including, but not limited to, the composition of our board of directors. The parties to the stockholders agreement are generally required to use their reasonable best efforts to cause our board of directors to consist of five members.

In the event POI Acquisition, L.L.C. or its permitted transferees owns less than 25% of our common shares issued and outstanding as of the restructuring, POI Acquisition, L.L.C. shall have the right to designate one director instead of two. In the event either POI Acquisition, L.L.C. or Quadrangle Master Funding Ltd owns less than 10% of our common shares issued and outstanding as of the restructuring, such entity will lose the ability to designate a member to our board of directors. If and for so long as POI Acquisition, L.L.C. owns at least 40% of the outstanding shares of our common stock, it shall have the right to elect to increase the size of the board by one director, which it shall be entitled to designate.

In accordance with the stockholders agreement, we amended our bylaws following the restructuring to prevent us from voluntarily filing for bankruptcy, merging or consolidating with another entity until February 8, 2007 or from selling all or substantially all of our assets without the written consent of Quadrangle Master Funding Ltd. The stockholders agreement also includes voting agreements, certain restrictions on the transfer of the our common stock, drag-along rights in favor of POI Acquisition, L.L.C. and tag-along rights in favor of Quadrangle Master Funding Ltd, all upon customary terms and subject to certain customary exceptions (including exceptions for certain transfers among affiliates). In addition, the stockholders agreement provides the Quadrangle parties with the right to participate on a proportional basis in any future equity issuance by us, except for issuances pursuant to registered public offerings, business combination transactions or officer, employee, director or consultant arrangements.

Registration Rights Agreement.   As a condition to the consummation of the debt-for-equity exchange, we entered into a registration rights agreement with POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. The registration rights agreement provides, among other things, that we will register, upon notice, shares of our common stock owned by such parties. Under the registration rights agreement, POI Acquisition, L.L.C. is permitted up to four demand registrations and Quadrangle Master Funding Ltd is permitted up to two demand registrations, subject to certain conditions described in the agreement. POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd also received piggyback registration rights whereby they shall have the opportunity to register their securities pursuant to any registration statement we may file in the future, subject to certain conditions. We are also obligated to pay certain of their expenses pursuant to the registration of their securities under the registration rights agreement.

Repurchase of Outstanding 13.625% Senior Subordinated Discount Notes.   In connection with the restructuring and as required by the indenture governing our outstanding 13.625% senior subordinated discount notes, we also initiated a change of control repurchase offer at 101% for our approximately

$29.9 million of outstanding 13.625% senior subordinated discount notes. We completed the repurchase of all of these notes on March 11, 2005.

Management Incentive Plan; Retention Bonuses.

As a condition to the completion of the debt-for-equity exchange, we implemented a management incentive plan that included an equity investment opportunity and stock appreciation rights (SARs) for our senior executive officers and a new stock option plan.

Equity Investment.   As part of the management incentive plan implemented in connection with the restructuring, certain members of management invested an aggregate of $1.75 million and received an aggregate of 233,334 shares of common stock on a post-reverse stock split basis. Messrs. Ginsburg, Nevin, Pefanis, Williams and Griffin invested $600,000, $500,000, $250,000, $225,000 and $50,000, respectively, and received 80,000, 66,667, 33,333, 30,000 and 6,667 shares of our common stock, respectively. The shares were purchased pursuant to a management shareholders’ agreement entered into among the Company, Quadrangle and the management stockholder. The agreement contains tag-along, drag-along, piggyback registration rights, transfer restrictions and other provisions.

Stock Appreciation Rights Plan.   Pursuant to the management incentive plan, Messrs. Ginsburg, Nevin, Pefanis, and Williams received an aggregate of approximately 798,473, 532,981, 465,111 and 199,618 SARs, respectively, on a post-reverse stock split basis. The SARs vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan, which generally means Quadrangle’s sale of at least 60% of its equity interest in us, provided that if the qualified sale is not a permissible distribution event (as defined in the SAR Plan) the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011. The exercise price of the SARs is $4.50 and increases by 9% per annum, which we refer to as the fixed return, compounded annually, beginning on February 8, 2006. If Quadrangle sells less than 60% of its equity interest in us, the exercise price applicable to an equivalent percentage of management’s SARs would be based on the fixed return through the date of such sale. Each SAR that vests and becomes payable in connection with a qualified sale will generally entitle the holder of a SAR to receive the difference between the exercise price and the lesser of (1) the value of the consideration paid for one share of stock in such qualified sale, or the fair market value of one share of stock if the qualified sale is not a sale to a third party and (2) $7.50, provided that if a SAR holder’s right to receive stock is converted pursuant to the SAR Plan into a right to receive cash from a grantor trust that the Company may establish, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date. Because payment under the plan will only be made in the event of a qualified sale as defined in the SAR plan, no amounts have been accrued as of December 31, 2005.

2004 Stock Option Plan.   The 2004 Stock Option Plan became effective upon the consummation of the debt-for-equity exchange on February 8, 2005. Under the 2004 Stock Option Plan, certain executive officers and selected management employees were granted options, which are subject to vesting, exercise and delivery restriction described below, to purchase an aggregate of 1,782,947 shares of common stock, on a post-reverse stock split basis, including 621,035, 388,147, 388,147, 199,618 and 10,000 options that were granted to Messrs. Ginsburg, Nevin, Pefanis, Williams and Griffin, respectively. The options initially granted under the plan will vest ratably each month during the 48 months after the date of grant, subject to accelerated vesting, in the case of certain senior executive officers, under certain circumstances following a qualified sale. Under the option agreements applicable to the options granted, any shares of stock purchased through the exercise of options generally will be issued and delivered to the option holder, and any net payment that may be due to such holder in accordance with the plan, will be paid to such holder upon the earlier of: (1) specified dates following the occurrence of certain permissible distribution events (as defined in the SAR Plan) and (2) February 8, 2011, provided that if an option holder’s right to receive stock is converted pursuant to the plan into a right to receive cash, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date.

Retention Bonus Program.   Pursuant to the terms of their new employment agreements, Messrs. Ginsburg, Nevin, Pefanis, Williams, and Griffin were each entitled to receive two retention bonuses. We accrued $1.9 million as general and administrative expense in 2004 and an additional $0.2 million of expense in January 2005 for these retention bonuses. The first retention bonus was paid on January 5, 2005, and the second was paid in February 2005 upon the completion of the debt-for-equity exchange. Each retention bonus payment was equal to a specified percentage of each executive officer’s annual base salary at the following rates: Richard Ginsburg—75.0%, Darius G. Nevin—72.5%, Peter J. Pefanis—67.5%, Steve V. Williams—67.5%, and J. Eric Griffin-50.0%.

Refinancing

On April 18, 2005, we entered into a new credit agreement enabling us to complete a redemption of our 7.375% senior notes due 2005 for approximately $166.3 million plus accrued interest (approximately $164.3 million aggregate principal amount outstanding) and repay the Quadrangle credit facility (approximately $78.0 million aggregate principal amount outstanding). The 7.375% senior notes due 2005 and the Quadrangle credit facility each had a maturity date of August 15, 2005. We recorded a loss in the second quarter of 2005 of approximately $6.1 million associated with this redemption and repayment.

The bank credit agreement provides for a $25.0 million revolving credit facility and a $250.0 million term loan facility. The revolving credit facility matures in 2010 and the term loan matures in 2011, subject to earlier maturity if we do not refinance our 8.125% senior subordinated notes due 2009 before July 2008. The new revolving credit facility is undrawn as of March 10, 2006. We intend to use any other proceeds from borrowings under the revolving credit facility, from time to time, for working capital and general corporate purposes. Letters of credit are also available to us under the bank credit agreement.

Corporate Consolidation

In 2005, we consolidated management and other support functions of our Network Multifamily subsidiary with our Protection One Monitoring segment. Approximately forty positions were eliminated, including the President, Senior Vice President-Sales, Senior Vice President-Legal and Vice President-Finance. We accrued approximately $2.3 million for severance and retention expense related to this consolidation and paid approximately $2.2 million of this amount as of December 31, 2005. Additional expense of approximately $20.0 thousand was incurred in January 2006 and the remaining accrued amounts were paid at that time. For more information regarding this consolidation, see our Current Report on Form 8-K filed on September 7, 2005.

In addition, Network Multifamily has completed a conversion of its billing system to Mastermind, which is the billing system used by Protection One Alarm Monitoring, Inc. and its general ledger, inventory management, accounts payable and payroll software to Lawson, which is the same software currently used by Protection One Alarm Monitoring, Inc.

In December 2005, we moved our commercial monitoring operations from Portland, Maine, to Network Multifamily’s monitoring facility in Irving, Texas. Approximately twenty-four positions were eliminated related to the consolidation of the Portland monitoring center.

Other Significant Activities

Net Loss

We incurred a net loss of $15.6 million for the period February 9, 2005 through December 31, 2005 and $11.4 million for the period January 1, 2005 through February 8, 2005. The net loss in the period

February 9, 2005 through December 31, 2005 includes $2.3 million in severance and other costs related to our efforts to consolidate operations with our Network Multifamily subsidiary. The net loss in the period January 1, 2005 through February 8, 2005 includes $5.9 million in charges related to our debt restructuring. The remaining net loss in both periods reflects a decline in revenue, substantial charges incurred by us for amortization of customer accounts and interest incurred on indebtedness.

Industry Metrics

Recurring Monthly Revenue

At various times during each year, we measure all of the monthly revenue we are entitled to receive under contracts with customers in effect at the end of the period. Our computation of RMR may not be comparable to other similarly titled measures of other companies, and RMR should not be viewed by investors as an alternative to actual monthly revenue, as determined in accordance with generally accepted accounting principles.

We had approximately $19.9 million of RMR as of December 31 for each of the years 2005 and 2004 and $20.1 million of RMR as of December 31, 2003. The slowing rate of RMR decrease is a result of a reduction in the rate of decline of our customer base. Our customer base reflected a net loss of 17,316 customers during 2005 compared to a net loss of 18,207 customers during 2004 and a net loss of 25,378 customers during 2003. We expect we will continue to lose more accounts than we add until the efforts we are making to acquire new accounts and to reduce our rate of attrition become more successful than they have been to date. Net losses of customer accounts materially and adversely affect our business, financial condition and results of operations.

We believe the presentation of RMR is useful to investors because the measure is used by investors and lenders to value companies such as ours with recurring revenue streams. Management monitors RMR, among other things, to evaluate our ongoing performance. The table below reconciles our RMR to revenues reflected on our consolidated statements of operations (information for the period January 1, 2005 through February 8, 2005 was not considered to be material in a comparison of RMR as of fiscal year end and therefore has not been presented).

	February 9 – December 31	Year Ended December 31,
	2005	2004	2003
	(dollar amounts in millions)
RMR at December 31	$19.9	$19.9	$20.1
Amounts excluded from RMR:
Amortization of deferred revenue	0.5	0.8	0.6
Other revenues(a)	1.9	1.7	2.1
Revenues (GAAP basis):
December	22.3	22.4	22.8
February 9 – November 30, 2005	212.2	—	—
January – November	—	246.9	254.3
Total period revenue	$234.5	$269.3	$277.1

(a)           Revenues that are not pursuant to monthly contractual billings.

Our RMR includes amounts billable to customers with past due balances that we believe are collectible. We seek to preserve the revenue stream associated with each customer contract, primarily to maximize our return on the investment we made to generate each contract. As a result, we actively work to collect amounts owed to us and to retain the customer at the same time. In some instances, we may allow up to six months to collect past due amounts, while evaluating the ongoing customer relationship. After we have made every reasonable effort to collect past due balances, we will disconnect the customer and include the loss in attrition calculations.

The following table identifies RMR by segment and in total for the years indicated.

	Year Ended December 31
	2005			2004			2003
	Protection One Monitoring	Network Multi-family	Total	Protection One Monitoring	Network Multi-family	Total	Protection One Monitoring	Network Multi- family	Total
	(dollar amounts in thousands)
Beginning RMR balance(a)	$17,112	$2,795	$19,907	$17,255	$2,834	$20,089	$18,239	$2,798	$21,037
RMR retail additions	1,907	91	1,998	1,729	160	1,889	1,638	225	1,863
RMR retail losses, excluding Hurricane Katrina	(2,085)	(187)	(2,272)	(2,146)	(213)	(2,359)	(2,624)	(185)	(2,809)
RMR retail losses from Hurricane Katrina(b)	(72)	(15)	(87)	—	—	—	—	—	—
Price changes and other	270	40	310	222	14	236	(42)	(4)	(46)
Net change in wholesale RMR, excluding losses from Hurricane Katrina	19	—	19	52	—	52	44	—	44
RMR wholesale losses from Hurricane Katrina(b)	(2)	—	(2)	—	—	—	—	—	—
Ending RMR balance	$17,149	$2,724	$19,873	$17,112	$2,795	$19,907	$17,255	$2,834	$20,089

(a)              Beginning RMR balance includes $903, $850 and $806 wholesale customer RMR for 2005, 2004 and 2003, respectively, in both the Protection One Monitoring segment and in total. Our Network Multifamily segment RMR does not contain wholesale customers.

(b)             In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. We are currently attempting to contact each of these customers to determine if our services will be needed in the future. As of December 31, 2005, Protection One Monitoring has estimated the loss of 3,117 customers, including 379 wholesale customers, and Network Multifamily has estimated the loss of 1,556 customer accounts. Estimated RMR losses related to these accounts were less than 1% of our total RMR.

The table below reconciles our recurring monthly revenue by segment to revenues reflected in our segment results of operations (information for the period January 1, 2005 through February 8, 2005 was not considered to be material in a comparison of RMR as of fiscal year end and therefore has not been presented).

	February 9 – December 31,			Year Ended December 31,
	2005			2004			2003
	Protection One Monitoring	Network Multi- family	Total	Protection One Monitoring	Network Multi- family	Total	Protection One Monitoring	Network Multi- family	Total
	(dollar amounts in millions)
RMR at December 31	$17.2	$2.7	$19.9	$17.1	$2.8	$19.9	$17.3	$2.8	$20.1
Amounts excluded from RMR:
Amortization of deferred revenue	0.5	0.0	0.5	0.6	0.2	0.8	0.5	0.1	0.6
Other revenues(a)	1.6	0.3	1.9	1.6	0.1	1.7	1.8	0.3	2.1
Revenues (GAAP basis):
December	19.3	3.0	22.3	19.3	3.1	22.4	19.6	3.2	22.8
February 9 – November 30, 2005	183.5	28.7	212.2	—	—	—	—	—	—
January – November	—	—	—	212.2	34.7	246.9	219.4	34.9	254.3
Total period revenue	$202.8	$31.7	$234.5	$231.5	$37.8	$269.3	$239.0	$38.1	$277.1

(a)              Revenues that are not pursuant to monthly contractual billings.

Monitoring and Related Services Margin

In each of the last three years, monitoring and related service revenues comprised over 91% of our total revenues. As a result of our declining customer base, these revenues have been decreasing. The rate of revenue decline has slowed, however, while the gross margin as a percentage of revenues has remained relatively constant. The table below identifies the monitoring and related services gross margin and gross margin percent for the presented periods.

	2005
	February 9–	January 1 –	Year Ended December 31,
	December 31	February 8	2004	2003
	(dollar amounts in thousands)
Monitoring and related services revenues	$219,475	$26,455	$247,498	$256,266
Cost of monitoring and related services revenues	62,243	7,400	69,598	73,205
Gross margin	$157,232	$19,055	$177,900	$183,061
Gross margin%	71.6%	72.0%	71.9%	71.4%

Attrition

Customer attrition has a direct impact on our results of operations since it affects our revenues, amortization expense and cash flow. We define attrition as a ratio, the numerator of which is the gross number of lost customer accounts for a given period, net of the adjustments described below, and the denominator of which is the average number of accounts for a given period. In some instances, we use estimates to derive attrition data. We make adjustments to lost accounts primarily for the net change, either positive or negative, in our wholesale base. We do not reduce the gross accounts lost during a period by “move in” accounts, which are accounts where a new customer moves into a home installed with our security system.

Our actual attrition experience shows that the relationship period with any individual customer can vary significantly. Customers discontinue service with us for a variety of reasons, including relocation, service issues and cost. A portion of the acquired customer base can be expected to discontinue service every year. Any significant change in the pattern of our historical attrition experience would have a material effect on our results of operations.

We monitor attrition each quarter based on a quarterly annualized and trailing twelve-month basis. This method utilizes each segment’s average customer account base for the applicable period in measuring attrition. Therefore, in periods of customer account growth, customer attrition may be understated and in periods of customer account decline, customer attrition may be overstated.

As defined above, customer attrition by business segment for the years ended December 31, 2005, 2004 and 2003 is summarized below:

	Customer Account Attrition
	December 31, 2005			December 31, 2005, Excluding Hurricane Katrina(a)			December 31, 2004		December 31, 2003
	Annualized Fourth Quarter	Trailing Twelve Month		Annualized Fourth Quarter	Trailing Twelve Month		Annualized Fourth Quarter	Trailing Twelve Month	Annualized Fourth Quarter	Trailing Twelve Month
Protection One Monitoring(a)	6.2%	8.3%		7.1%	7.8%		7.8%	8.5%	10.3%	10.5%
Protection One Monitoring, excluding wholesale(a)	12.3%	13.3%		12.8%	12.8%		12.3%	12.9%	14.6%	14.5%
Network Multifamily	3.3%	6.4	%(b)	4.5%	5.9	%(b)	7.1%	6.4%	6.5%	5.8%
Total Company(a)	5.3%	7.7%		6.3%	7.2%		7.6%	7.8%	9.1%	9.0%

(a)              We have estimated the loss of our customers in the areas affected by Hurricane Katrina. As of December 31, 2005, Protection One Monitoring has estimated the loss of 3,117 customers, including 379 wholesale customers, and Network Multifamily has estimated the loss of 1,556 customers whose homes or businesses have been damaged beyond repair and will no longer need our monitoring services. We are currently attempting to contact each customer in the hurricane damaged areas to determine if our services will be needed in the future.

(b)             Attrition results for Network Multifamily exclude the impact on the calculation of our customer base from the conversion of our billing system to our new technology platform, MAS. Customers are defined differently in the new system and the result was a decrease in the number of customers in the new system.

Excluding the impact of Hurricane Katrina, our twelve month trailing attrition rate has remained level compared to our 2004 rate in our Protection One Monitoring segment.

In the table below we define the denominator the same as above but define the numerator as the gross number of lost customer accounts for a given period reduced by move-in accounts.

	Customer Account Attrition
	December 31, 2005			December 31, 2005, excluding Hurricane Katrina(a)			December 31, 2004		December 31, 2003
	Annualized Fourth Quarter	Trailing Twelve Month		Annualized Fourth Quarter	Trailing Twelve Month		Annualized Fourth Quarter	Trailing Twelve Month	Annualized Fourth Quarter	Trailing Twelve Month
Protection One Monitoring	4.5%	6.4%		5.3%	6.0%		6.0%	6.6%	8.5%	8.5%
Protection One Monitoring, excluding wholesale	10.0%	10.8%		10.4%	10.3%		10.0%	10.4%	12.3%	11.9%
Network Multifamily	3.3%	6.4	%(b)	4.5%	5.9	%(b)	7.1%	6.4%	6.5%	5.7%
Total Company	4.1%	6.4%		5.1%	6.0%		6.4%	6.5%	7.8%	7.6%

(a)              We have estimated the loss of our customers in the areas affected by Hurricane Katrina. As of December 31, 2005, Protection One Monitoring has estimated the loss of 3,117 customers, including 379 wholesale customers, and Network Multifamily has estimated the loss of 1,556 customers whose homes or businesses have been damaged beyond repair and will no longer need our monitoring services. We are currently attempting to contact each customer in the hurricane damaged areas to determine if our services will be needed in the future.

(b)             Attrition results for Network Multifamily excludes the impact on the calculation of our customer base from the conversion of our billing system to our new technology platform, MAS. Customers are defined differently in the new system and the result was a decrease in the number of customers in the new system.

The table below shows the change in our total company customer base including customer additions and attrition from 2005 to 2003:

	Year Ended December 31,
	2005	2004	2003
Beginning Balance, January 1,	1,030,113	1,048,320	1,073,698
Customer additions, excluding wholesale	63,418	68,687	76,226
Customer losses, excluding wholesale(a)	(90,403)	(91,600)	(102,853)
Changes in wholesale customer and other adjustments(b)	9,669	4,706	1,249
Ending Balance, December 31,	1,012,797	1,030,113	1,048,320

(a)           2005 includes estimated customer losses of 4,294 resulting from Hurricane Katrina.

(b)          2005 includes estimated wholesale customer losses of 379 resulting from Hurricane Katrina.

Sources of Revenue

For both Protection One Monitoring and Network Multifamily, revenue is primarily generated from providing monitoring services. Monitoring revenue for residential, commercial and multifamily segments is generated based on contracts that we enter into with our customers. The typical initial contract term is three to five years for Protection One Monitoring customers and five to ten years for Network Multifamily customers, with automatic renewal provisions where permitted (the renewal terms are longer in the case of Network Multifamily). Many of our residential and commercial contracts require us to provide additional services, such as maintenance services, generating incremental revenue for us. Other revenue consists primarily of sales of burglar alarms, closed circuit television systems, fire alarms and card access control systems to commercial customers.

Costs of Revenues; Expenses

Monitoring and related services costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. Other costs of revenues consist primarily of equipment and labor charges to install alarm systems, closed circuit television systems, fire alarms and card access control systems sold to our customers.

Selling expenses include employee compensation, benefits and recruiting for our internal sales force, advertising, customer signage, marketing materials, trade show expense, and amortization of previously deferred selling costs. General and administrative expenses include lease expenses on office space, computers and other office equipment, telecommunications, costs of debt collection efforts, advertising, employee compensation and benefits, professional service fees and other miscellaneous expenses. Amortization of intangibles and depreciation includes amortization of customer accounts as well as depreciation on property and equipment.

Critical Accounting Policies

Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to bad debts, inventories, investments, customer accounts, goodwill, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Push Down Accounting

As described in “Significant Activities—New Basis of Accounting” above, we have ‘‘pushed down’’ Quadrangle’s basis to a proportionate amount of our underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. The “pushed-down” basis at February 8, 2005 was used to value customer accounts, property and equipment, trade name, goodwill, deferred customer acquisition costs and revenues, debt, additional paid in capital and deficit as of the restructuring. Additions of assets or liabilities subsequent to February 8, 2005 are initially valued at cost.

Revenue and Expense Recognition

Revenues are recognized when security services are provided. System installation revenues, sales revenues on equipment upgrades and direct and incremental costs of installations and sales are deferred for residential customers with monitoring service contracts. For commercial customers and our national account customers, revenue recognition is dependent upon each specific customer contract. In instances when we pass title to a system, we recognize the associated revenues and costs related to the sale of the equipment in the period incurred regardless of whether the sale is accompanied by a service agreement. In cases where we retain title to the system, we defer and amortize revenues and direct costs.

Deferred system and upgrade installation revenues are recognized over the estimated life of the customer utilizing an accelerated method for our residential and commercial customers and a straight-line method for our Network Multifamily customers. Deferred costs in excess of deferred revenues are recognized utilizing a straight-line method over the initial contract term, typically two to three years for residential systems, five years for commercial systems and five to ten years for Network Multifamily systems. To the extent deferred costs are less than deferred revenues, such costs are recognized over the estimated life of the customer utilizing the same method as with the related deferred revenues. Therefore, a change in the estimated life of a customer pool would result in a change in the amount of previously deferred revenue that would be amortized to income but would also result in a similar change in the amount of previously deferred costs that are amortized to expense. For example, if we had determined as of February 9, 2005 that the estimated life of each pool should be shortened by one year, the amount of previously deferred revenue amortized to revenue for the period February 9, 2005 through December 31, 2005 would have increased by approximately $0.4 million. Similarly, the amount of previously deferred cost of revenues would have increased by $0.4 million resulting in no net impact to gross profit.

The table below reflects the impact of our accounting policy on the respective line items of the Statement of Operations for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005 and for the years ended December 31, 2004 and 2003. The “Total amount incurred” line represents the current amount of billings that were made and the current costs that were incurred for the period. We then subtract the deferral amount and add back the amortization of previous deferral amounts to determine the amount we report in the Statement of Operations.

February 9 – December 31,			January 1 – February 8,			For the Year Ended December 31,
2005			2005			2004			2003
Revenues- other	Cost of revenues- other	Selling expense	Revenues- other	Cost of revenues- other	Selling expense	Revenues- other	Cost of revenues- other	Selling expense	Revenues- other	Cost of revenues- other	Selling expense

Protection One Monitoring segment:
Total amount incurred	$ 35,532	$ 42,469	$ 36,359	$ 3,265	$ 3,663	$ 3,645	$ 34,291	$ 39,207	$ 33,647	$ 32,494	$ 37,643	$ 34,439
Amount deferred	(24,193)	(29,947)	(15,309)	(2,147)	(2,579)	(1,470)	(20,698)	(25,075)	(14,192)	(18,145)	(23,320)	(14,138)
Amount amortized	3,579	5,623	5,893	798	1,487	1,550	6,496	11,678	11,575	4,474	8,794	8,554
Amount included in Statement of Operations	$ 14,918	$ 18,145	$ 26,943	$ 1,916	$ 2,571	$ 3,725	$ 20,089	$ 25,810	$ 31,030	$ 18,823	$ 23,117	$ 28,855
Network Multifamily segment:
Total amount incurred	$ 167	$ 1,638	$ 1,912	$ (156)	$ 169	$ 237	$ 695	$ 3,421	$ 2,287	$ 922	$ 5,262	$ 2,714
Amount deferred	(167)	(1,579)	(27)	156	(160)	(9)	(619)	(3,293)	(160)	(707)	(5,007)	(358)
Amount amortized	88	612	28	172	734	36	1,596	6,043	338	1,781	5,628	306
Amount included in Statement of Operations	$ 88	$ 671	$ 1,913	$ 172	$ 743	$ 264	$ 1,672	$ 6,171	$ 2,465	$ 1,996	$ 5,883	$ 2,662
Total Company:
Total amount incurred	$ 35,699	$ 44,107	$ 38,271	$ 3,109	$ 3,832	$ 3,882	$ 34,986	$ 42,628	$ 35,934	$ 33,416	$ 42,905	$ 37,153
Amount deferred	(24,360)	(31,526)	(15,336)	(1,991)	(2,739)	(1,479)	(21,317)	(28,368)	(14,352)	(18,852)	(28,327)	(14,496)
Amount amortized	3,667	6,235	5,921	970	2,221	1,586	8,092	17,721	11,913	6,255	14,422	8,860
Amount reported in Statement of Operations	$ 15,006	$ 18,816	$ 28,856	$ 2,088	$ 3,314	$ 3,989	$ 21,761	$ 31,981	$ 33,495	$ 20,819	$ 29,000	$ 31,517

Valuation of Intangible Assets

As discussed in “—New Basis of Accounting” above, because Quadrangle acquired substantially all of our common stock, resulting in a new basis of accounting, new values for intangible assets were recorded in the first quarter of 2005 based on estimates of fair market values. New values were recorded for customer accounts, trade names and goodwill.

Customer accounts were valued by segment based on a combination of (1) the income approach utilizing our projections of cash flow, operating margins and customer attrition and (2) the market approach based on available industry transaction data generally expressed as a multiple of recurring monthly revenues. Trade name values were based on the identifiable revenues associated with each segment and were valued based on the income approach. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill and trade names are tested for impairment on at least an annual basis or as circumstances warrant.

Customer accounts are tested on a periodic basis or as circumstances warrant. For purposes of this impairment testing, goodwill is considered to be directly related to the acquired customer accounts. Factors we consider important that could trigger an impairment review include the following:

•       high levels of customer attrition;

•       continuing recurring losses above our expectations; and

•       adverse regulatory rulings.

An impairment test of customer accounts would have to be performed when the undiscounted expected future operating cash flows by asset group, which consists primarily of capitalized customer accounts and related goodwill, is less than the carrying value of that asset group. An impairment would be recognized if the fair value of the customer accounts is less than the net book value of the customer accounts.

We completed our annual impairment testing during the third quarter of 2005 and determined that no impairment of our non-amortizable intangible assets was required as of July 1, 2005. We also determined that no impairment was required due to the impact of Hurricane Katrina. No impairment charge was recorded in 2004 or 2003.

Customer Account Amortization

The choice of an amortization life and method is based on our estimates and judgments about the amounts and timing of expected future revenues from customer accounts and average customer account life. Amortization methods and selected periods were determined because, in our opinion, they would adequately match amortization cost with anticipated revenue. We periodically perform lifing studies on our customer accounts to assist us in determining appropriate lives of our customer accounts. These reviews are performed specifically to evaluate our historic amortization policy in light of the inherent declining revenue curve over the life of a pool of customer accounts, and our historical attrition experience. Prior to adopting a new basis of accounting as described in “—New Basis of Accounting” above, we had identified three distinct pools of customer accounts, as shown in the table below, each of which had distinct attributes that effected differing attrition characteristics. One of these pools (the acquired Westinghouse customers) was fully amortized at December 31, 2004. For the Protection One Monitoring pools, the results of the lifing studies indicated to us that we can expect attrition to be greatest in years one through five of asset life and that a declining balance (accelerated) method would therefore best match the future amortization cost with the estimated revenue stream from these customer pools. We switch from the declining balance method to the straight-line method in the year the straight-line method results in greater amortization expense.

Our amortization rates consider the average estimated remaining life and historical and projected attrition rates. The amortization method for each customer pool is as follows:

Pool	Method
New amortization method (post February 8, 2005):
Protection One Monitoring	Ten-year 135% declining balance
Network Multifamily	Nine-year straight-line
Historical amortization method (pre February 9, 2005):
Protection One Monitoring:
•Acquired Westinghouse Customers	Eight-year 120% declining balance
•Other Customers	Ten-year 135% declining balance
Network Multifamily	Nine-year straight-line

We recorded approximately $32.6 million and $5.6 million of customer account amortization for the period February 9, 2005 though December 31, 2005 and January 1, 2005 through February 8, 2005, respectively. We recorded approximately $68.6 million of customer account amortization in the year ended December 31, 2004. This amount would change if we changed the estimated life or amortization rate for customer accounts. For example, if we had determined that the estimated remaining life as of February 9, 2005 of each customer pool should be reduced by one year, the amortization expense would have been approximately $36.3 million for the period February 9, 2005 through December 31, 2005.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered. To the extent we believe that recovery is not likely, we must establish a valuation allowance. In the first quarter of 2004, due to Westar’s sale of its interest in us, we determined that our deferred tax assets would not be realizable. We recorded a non-cash charge to income in the approximate amount of $285.9 million to establish a valuation allowance equal to the amount of net deferred tax assets determined not to be realizable.

We currently do not expect to be in a position to record tax benefits for losses incurred in the future.

New accounting standards.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in financial statements based on the fair value on the grant date of the equity or liability instruments used. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. We will adopt provisions of this Statement, as amended, using the modified prospective method beginning in fiscal 2006. Compensation costs will be recognized for awards that are issued beginning in 2006 and for awards that have been granted prior to December 31, 2005 but have yet to reach the end of the requisite service period. The amount of expense to be recognized over the remaining service period as of December 31, 2005 is $6.7 million. We will begin expensing these costs over the shorter of the vesting period or the period from the date of grant to the date the employee becomes eligible for retirement. Based on currently outstanding options, we expect to record total expense of approximately $2.1 million during 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and ErrorCorrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” to change the requirements for the accounting for and reporting of a change in accounting principle. The provisions of the Statement are effective for accounting changes and correction of errors made in fiscal years beginning after December 21, 2005. This new standard could have a material impact on the Company’s results of operations, financial position or cash flows if an accounting change or error correction occurs.

Results of Operations

Protection One Consolidated

As a result of the push down accounting adjustments described in “—New Basis of Accounting” above, the activity for the period February 9, 2005 through December 31, 2005 (the “post-push down” period) is reported under the new basis of accounting while the activity for the period January 1, 2005 through February 8, 2005 (the “pre-push down” period) is reported on the historical basis of accounting, which was used in 2004 and 2003. For the post-push down period, the primary changes to the income statement reflect (1) the reduction in amortization related to the reductions to the amount of deferred acquisition costs and deferred acquisition revenues, (2) an increase in interest expense due to accretion of debt discounts arising from differences in fair values and carrying values of our debt instruments that existed in the pre-push down period and (3) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

The income statement presentation separates our results into two periods: (1) the period prior to the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting.

For the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, we incurred consolidated net losses of $15.6 million and $11.4 million, respectively, or losses per share of common stock of $0.86 and $5.80 respectively. For the years ended December 31, 2004, and 2003, we incurred consolidated net losses of $323.9 million and $34.4 million, respectively, or losses per share of common stock of $164.78 and $17.53, respectively. We recorded an operating profit for the period February 9, 2005 through December 31, 2005 of $21.3 million. This operating profit, which is the first in recent history, is primarily the result of reduced amortization of customer accounts related to the pushdown accounting described in “—New Basis of Accounting” above, and a reduction in general and administrative expenses. Interest expense of $30.6 million and a loss on retirement of debt of $6.7 million for the period February 9, 2005 through December 31, 2005 contributed to the net loss for the post-push down period. The net loss in the period January 1, 2005 through February 8, 2005 includes $5.9 million for change in control and debt restructuring costs. The loss in 2004 includes net income tax expense of $239.6 million primarily due to a valuation allowance established on our deferred tax assets and also includes $24.4 million in change in control and debt restructuring transaction-related costs and $3.5 million in retention bonuses.

Monitoring and related services revenues, which are not impacted by the push down adjustments, decreased slightly (less than 1%) in 2005 compared to 2004, primarily as a result of a decline in our customer base, but partially offset by price increases implemented in 2004. Cost of monitoring and related services revenues, which are not impacted by the push down adjustments, increased slightly (less than 0.1%) in 2005 compared to 2004. Monitoring and related services margin as a percentage of related revenues remained above 71% in both 2004 and 2005. Interest expense in 2005 decreased primarily due to the debt-for-equity exchange with Quadrangle and the retirement of other debt in conjunction with our 2005 restructuring. Interest expense in the post-push down period includes approximately $6.4 million of amortized debt discounts. See “—Restructuring” above for additional information.

Protection One Monitoring

We present the table below to show how Protection One Monitoring’s operating results have changed over the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenues so that you can make comparisons about the relative change in revenues and expenses. As a result of the push down accounting adjustments described in “—New Basis of Accounting” above, the post-push down and the pre-push down periods in 2005 and the years ended December 31, 2004 and December 31, 2003 information presented in the following tables may not be comparable.

	February 9 through December 31,		January 1 through February 8,		For the year ended December 31,
	2005				2004		2003
	(dollar amounts in thousands)
Revenues
Monitoring and related services	$ 187,857	92.6%	$ 22,564	92.2%	$ 211,424	91.3%	$ 220,176	92.1%
Other	14,918	7.4	1,916	7.8	20,089	8.7	18,823	7.9
Total Revenues	202,775	100.0	24,480	100.0	231,513	100.0	238,999	100.0
Cost of revenues (exclusive of amortization and depreciation shown below)
Monitoring and related services	55,498	27.4	6,627	27.1	61,762	26.7	64,803	27.1
Other	18,145	8.9	2,571	10.5	25,810	11.1	23,117	9.7
Total cost of revenues (exclusive of amortization and depreciation shown below)	73,643	36.3	9,198	37.6	87,572	37.8	87,920	36.8
Operating Expenses
Selling expenses	26,943	13.3	3,725	15.2	31,030	13.4	28,855	12.1
General and administrative expenses	48,845	24.1	6,922	28.3	61,096	26.4	66,611	27.9
Change in control and debt restructuring costs	—	—	5,939	24.3	22,839	9.9	—	—
Amortization of intangibles and depreciation expense	37,954	18.7	6,112	24.9	73,560	31.8	75,335	31.5
Total operating expenses	113,742	56.1	22,698	92.7	188,525	81.5	170,801	71.5
Operating profit (loss)	$ 15,390	7.6%	$ (7,416)	(30.3)%	$ (44,584)	(19.3)%	$ (19,722)	(8.3)%

2005 Compared to 2004.   We had a net decrease of 4,848 customers in 2005, compared to a net decrease of 12,888 customers in 2004. Our net increase of 11,861 in wholesale customers was exceeded by the net decrease in retail customers, including those lost due to Hurricane Katrina. The average customer base was 697,179 for 2005 compared to 706,047 for 2004.

We expect that the decline in our customer base will continue until the efforts we are making to acquire new accounts and reduce attrition become more successful than they have been to date. Net losses of customer accounts materially and adversely affect our financial condition and results of operations. We are currently focused on reducing attrition, developing cost effective marketing programs and generating positive cash flow. We are also susceptible to macroeconomic downturns that may affect our ability to retain our customers.

Further analysis of the change in the Protection One Monitoring customer account base is shown in the table below.

	2005	2004	2003
Beginning Balance, January 1,	699,603	712,491	743,786
Customer additions, excluding wholesale	53,974	52,584	51,181
Customer losses, excluding wholesale(a)	(69,620)	(70,178)	(83,725)
Changes in wholesale customer and other adjustments(b)	10,798	4,706	1,249
Ending Balance, December 31,	694,755	699,603	712,491
Twelve month trailing attrition(c)	8.3%	8.5%	10.5%

(a)           2005 includes estimated customer losses of 2,738 resulting from Hurricane Katrina

(b)          2005 includes estimated wholesale customer losses of 379 resulting from Hurricane Katrina.

(c)           Annualized attrition excluding the losses from Hurricane Katrina is 7.8% for 2005.

Monitoring and related service revenues were not impacted by the push down accounting adjustments and decreased less than 1% in 2005 compared to 2004. We believe our focus on customer retention coupled with price increases in 2004 and 2005 will result in a slowdown in the loss of monitoring and related service revenues. These revenues consist primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenues include $3.6 million and $0.8 million in amortization of previously deferred revenues for the post-push down and pre-push down periods in 2005, respectively, and $6.5 million for 2004. In 2005, we experienced a $3.3 million increase in commercial lease arrangements in which upfront revenues are deferred and a $1.1 million decrease in outright commercial sale arrangements which result in immediate revenue recognition. Other revenues are generated from our internal installations of new alarm systems and consist primarily of sales of burglar alarms, closed circuit television systems, fire alarms and card access control systems to commercial customers, as well as amortization of previously deferred revenues.

Cost of monitoring and related services revenues were not impacted by the push down accounting adjustments and increased less than 1% in 2005 compared to 2004. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. Costs of monitoring and related services revenues as a percentage of the related revenues increased to 29.5% in 2005 from 29.2% in 2004.

Cost of other revenuesinclude $5.6 million and $1.5 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods in 2005, respectively, and $11.7 million for 2004. We also experienced a $0.5 million decrease in cost of other revenues related to the decrease in outright commercial sales in 2005 compared to 2004. Cost of other revenues consist primarily of equipment and labor charges to install alarm systems, CCTV systems, fire alarms and card access control systems sold to our customers, as well as amortization of previously deferred customer acquisition costs.

Selling expenses include $5.9 million and $1.5 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods in 2005, respectively, and $11.6 million for 2004. Other selling expenses have increased over 2004 levels by approximately $3.4 million due to increases in wages, benefits, commissions and other expenses related to an increase in the number of salespeople.

General and administrative expenses decreased in 2005, generally due to a $1.6 million reduction in insurance premiums primarily related to director and officer policies and general and professional liability policies and a $2.1 million reduction in system charges. As of December 31, 2004 (with respect to human resources software) and February 17, 2005 (with respect to financial systems software), we no longer incur system processing charges from our former parent company related to our usage of its software. Insurance premium reductions are a result of our improved financial condition, including the debt restructuring activites, which was found favorable by insurance markets. The 2005 pre-push down period includes $0.4 million in retention bonus expense and 2004 includes $2.8 million in retention bonus expense.

Change in control and debt restructuring costs for the 2005 pre-push down period include $5.6 million in fees paid upon completion of the restructuring as well as legal and other fees related to the debt restructuring. In 2004 we made change of control payments to executive officers in the amount of $9.5 million, incurred $1.6 million in expenses for the write-off of director and officer insurance upon the change of control in February 2004, paid $3.5 million to the advisor to our board of directors and incurred approximately $8.2 million for legal and advisory fees related to the sale and restructuring efforts.

Amortization of intangibles and depreciation expense for the post-push down period is based on the newly recorded values of the customer accounts and fixed assets and their associated estimated remaining lives, which resulted in a decrease of $31.9 million in amortization of customer accounts for 2005. The remaining lives of fixed assets were generally decreased which resulted in an increase of $2.4 million in depreciation expense in 2005. The customer accounts are amortized over a ten year life on an accelerated basis while the remaining asset lives for the components of fixed assets have generally been shortened.

2004 Compared to 2003.   We had a net decrease of 12,888 customers in 2004, as compared to a net decrease of 31,295 customers in 2003. This decline is the primary reason for the $7.5 million decline in revenues in 2004. The average customer base was 706,047 for 2004 compared to 728,139 for 2003. Although our net customers decreased for the year, attrition decreased in 2004 compared to 2003 for a variety of reasons including:

•       a focus by our sales force on obtaining high quality customers;

•       an increase in the investment required by customers to purchase our systems;

•       an emphasis on customer service and attrition reduction by branch and monitoring center personnel;

•       the passage of time from the end of the dealer program; and

•       legal action taken against competitors who illegally solicit our customers.

Monitoring and related service revenues for 2004 decreased 4.0% compared to 2003. The decrease is primarily due to the decline in our customer base, which decreased for the reasons discussed above. The rate of decrease in monitoring and related services revenues slowed compared to the rate of decrease in 2003 of 5.9% primarily due to improvements in attrition rates and partially due to rate increases for monitoring services. These revenues consist primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenues for 2004 increased 6.7% compared to 2003 primarily due to an increase in the amortization of previously deferred revenues of approximately $2.0 million, partially offset by a reduction in commercial sales of $0.6 million. These revenues consist primarily of sales of burglar alarms, closed circuit television systems, fire alarms and card access control systems to commercial customers as well as amortization of previously deferred revenues.

Cost of monitoring and related services revenues for 2004 decreased 4.7% compared to 2003. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. The decrease is primarily due to the decline in our customer base, which resulted in a decrease in service expense of $1.9 million and a decrease in monitoring expense of $1.1 million. Costs of monitoring and related services revenues as a percentage of the related revenues decreased from 29.4% in 2003 to 29.2% in 2004.

Cost of other revenues for 2004 increased 11.6% compared to 2003. These costs consist primarily of equipment and labor charges to install alarm systems, CCTV systems, fire alarms and card access control systems sold to our customers and amortization of installation costs previously deferred. The increase is primarily due to an increase in amortization of deferred customer acquisition costs of $2.9 million.

Selling expenses for 2004 increased 7.5%. The increase is due to our continued efforts to generate new customers through an internal sales force by building the necessary sales support. As our internal sales force increases its generation of new customers, the amount of direct and incremental selling costs that are deferred also increases. These deferred selling costs are amortized to selling expense over a customer’s initial contract term, typically a two to three year period, which resulted in an aggregate increase of $3.0 million in amortization of selling expense.

General and administrative expenses for 2004 decreased 8.3% compared to 2003. This decrease is generally the result of a $2.1 million decrease in premiums to insurance companies related to our director and officer liability policies and a $3.9 million decrease in administrative and general salaries and related benefit expenses primarily related to a reduction in retention plan expenses in 2004 and a decrease in medical and dental plan expenses. As a percentage of total revenues, general and administrative expenses decreased from 27.9% in 2003 to 26.4% in 2004.

Change in control and debt restructuring expenses for 2004 include expenses for legal and financial advisors related to the sale of us by Westar and debt restructuring expenses incurred subsequent to the sale, as well as change in control payments resulting from the sale.

Amortization of intangibles and depreciation expense for 2004 decreased 2.4% compared to 2003. This decrease reflects a reduction in customer amortization of $0.1 million and a decrease in depreciation expense of $1.7 million primarily due to a decrease in the amount of capital purchases from the level of purchases in 1999 and 2000, which assets are becoming fully depreciated.

Network Multifamily

In August 2005, Network Multifamily and Protection One began efforts to consolidate management and other functions. Approximately forty positions were eliminated at Network Multifamily, including the President, Senior Vice President-Sales, Senior Vice President-Legal and Vice President-Finance. Approximately $2.3 million in severance and retention costs were expensed for the year ended December 31, 2005. In addition, Network Multifamily completed conversion of its billing system to Mastermind, which is the billing system used by Protection One Alarm Monitoring, Inc. and conversion of its general ledger, inventory management, accounts payable and payroll software to Lawson, which is the same software currently used by Protection One Alarm Monitoring, Inc.

The following table provides information for comparison of the Network Multifamily operating results for the periods presented. Next to each year’s results of operations, we provide the relevant percentage of total revenues so that comparisons about the relative change in revenues and expenses can be made. As a result of the push down accounting adjustments described in “—New Basis of Accounting” above, the post-push down period and the pre-push down period in 2005 and the years ended December 31, 2004 and December 31, 2003 information presented in the following tables may not be comparable.

	February 9 through December 31,		January 1 through February 8,		For the year ended December 31,
	2005				2004		2003
	(dollar amounts in thousands)
Revenues
Monitoring and related services	$ 31,618	99.7%	$ 3,891	95.8%	$ 36,074	95.6%	$ 36,090	94.8%
Other	88	0.3	172	4.2	1,672	4.4	1,996	5.2
Total Revenues	31,706	100.0	4,063	100.0	37,746	100.0	38,086	100.0
Cost of revenues (exclusive of amortization and depreciation shown below)
Monitoring and related services	6,745	21.3	773	19.0	7,836	20.8	8,402	22.1
Other	671	2.1	743	18.3	6,171	16.3	5,883	15.4
Total cost of revenues (exclusive of amortization and depreciation shown below)	7,416	23.4	1,516	37.3	14,007	37.1	14,285	37.5
Operating Expenses
Selling expenses	1,913	6.0	264	6.5	2,465	6.5	2,662	7.0
General and administrative expenses	8,313	26.2	1,182	29.1	10,281	27.2	11,133	29.2
Change in control and debt restructuring costs	—	—	—	—	1,543	4.1	—	—
Corporate consolidation costs	2,339	7.4	—	—	—	—	—	—
Amortization of intangibles and depreciation expense	5,788	18.3	526	12.9	4,895	13.0	4,917	12.9
Total operating expenses	18,353	57.9	1,972	48.5	19,184	50.8	18,712	49.1
Operating income	$ 5,937	18.7%	$ 575	14.2%	$ 4,555	12.1%	$ 5,089	13.4%

2005 Compared to 2004.   We had a net decrease of 12,468 customers in 2005 compared to a net decrease of 5,319 customers in 2004. This decrease is due primarily to fewer customer additions. Demand for our services from owners and managers of multifamily properties has been negatively affected by the increasing preference of occupants of multifamily units to subscribe only for cellular telephone services and not for traditional telephone service, which our alarm systems have historically used to transport alarm signals to our monitoring center. We are marketing a new product which will allow monitoring of multifamily units without a landline in each unit, which we believe will improve the rate of site additions. The “Conversion Adjustments” line item reflects the impact of the 2005 conversion of our billing system to our new technology platform, MAS. Customers are defined differently in the new system and the result was a decrease in the number of customers in the new system. The average customer base was 324,276 for 2005 compared to 333,170 for 2004. The change in Network Multifamily’s customer base for the period is shown below.

	2005	2004	2003
Beginning Balance, January 1	330,510	335,829	329,912
Additions	9,444	16,103	25,045
Customer losses (a)	(20,783)	(21,422)	(19,128)
Conversion adjustments	(1,129)	—	—
Ending Balance, December 31,	318,042	330,510	335,829
Twelve month trailing attrition(b)	6.4%	6.4%	5.8%

(a)           2005 includes estimated customer losses of 1,556 resulting from Hurricane Katrina.

(b)          Annualized attrition excluding the losses from Hurricane Katrina is 5.9% for 2005.

Monitoring and related services revenue were not impacted by the push down accounting adjustments and decreased 1.6% in 2005 compared to 2004. These revenues consist primarily of contractual revenue derived from providing monitoring and maintenance service. The decline was due to the decrease in the customer base and a decrease in repair billings.

Other revenues include $0.1 million and $0.2 million in amortization of previously deferred revenues for the post-push down and pre-push down periods in 2005, respectively, and $1.6 million for 2004. These revenues consist primarily of amortization of previously deferred revenues associated with the sale of alarm systems and revenues from the sale of access control systems.

Cost of monitoring and related service revenues were not impacted by the push down accounting adjustments and generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. These costs decreased approximately 4.1% in 2005 compared to 2004. Cost of monitoring and related services revenues as a percentage of the related revenues decreased to 21.2% in 2005 from 21.7% in 2004.

Cost of other revenues includes $0.6 million and $0.7 million in amortization of previously deferred customer acquisition for the post-push down and pre-push down periods in 2005, respectively, and $6.0 million for 2004. These costs also include the costs to install access control systems.

Selling expenses includes approximately $28.0 thousand and $36.0 thousand in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods in 2005, respectively, and $0.3 million for 2004. Other selling expenses in 2005 remained consistent with 2004 expenses.

General and administrative expenses decreased in 2005 generally due to consolidation efforts described above.

Change in control and debt restructuring expenses for 2004 include change in control payments made as a result of the sale by Westar.

Corporate consolidation costs for the post-push down period in 2005 include severance and retention payments expense for those employees whose responsibilities were consolidated into the parent company.

Amortization of intangibles and depreciation expense for the post-push down period is based on the newly recorded values of the customer accounts and fixed assets and their associated estimated remaining lives. The customer accounts are amortized over a nine year life on a straight-line basis, while the remaining asset lives for the components of fixed assets have generally been shortened.

2004 Compared to 2003.   We had a net decrease of 5,319 customers in 2004 compared to a net increase of 5,917 customers in 2003. The decrease in 2004 is primarily due to a reduction of added accounts of 8,942 or a 36% decrease from 2003 added accounts, which we attribute to a downturn in the multifamily industry and to the uncertainty of our restructuring efforts in 2004. The average customer base was 333,170 for 2004 compared to 332,871 for 2003.

Monitoring and related services revenue for 2004 remained consistent with 2003. These revenues consist primarily of contractual revenue derived from providing monitoring and maintenance service. A $0.4 million decrease in repair billings was offset by an increase in contract buyouts of $0.3 million and an increase in RMR related to the slightly higher average customer base in 2004.

Other revenues for 2004 decreased 16.2% compared to 2003 primarily due to a $0.2 million decrease in the amortization of previously deferred revenue and a $0.1 million decrease in access control system sales revenue. These revenues consist primarily of amortization of previously deferred revenues associated with the sale of alarm systems and revenues from the sale of access control systems.

Cost of monitoring and related service revenues for 2004 decreased 6.7% compared to 2003. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, customer service and field operations. This decrease is the result of reduced field service costs of $0.5 million and lower employment costs of $0.1 million related to an employee retention plan in 2003. Cost of monitoring and related services revenues as a percentage of the related revenues decreased to 21.7% in 2004 from 23.3% in 2003.

Cost of other revenues for 2004 increased 4.9% compared to 2003. These costs consist primarily of amortization of installation costs previously deferred and the costs to install access control systems. The costs increased primarily due to an increase of $0.4 million in amortization of deferred customer acquisition costs, partially offset by a $0.1 million decrease in access control system installation costs.

Selling expenses for 2004 decreased 7.4% compared to 2003. This decrease is the result of a $0.2 million decline in employment costs related to an employee retention plan in 2003 and reduced advertising costs of $0.1 million.

General and administrative expenses for 2004 decreased 7.7% compared to 2003. This decrease is primarily due to a $1.0 million decrease in management fees allocated from Protection One, lower legal costs of $0.3 million and reduced telecom costs of $0.2 million. These decreases were partially offset by increased liability insurance costs of $0.5 million. As a percentage of total revenues, general and administrative expenses decreased to 27.2% in 2004 from 29.2% in 2003.

Change in control and debt restructuring expenses for 2004 include change in control payments made as a result of the sale by Westar.

Amortization of intangibles and depreciation expense for 2004 remained consistent with 2003.

Liquidity and Capital Resources

We have improved our capital structure by reducing the face amount of outstanding debt by $161.3 million to $344.2 million at December 31, 2005 from $505.5 million at December 31, 2004, primarily through a $120 million debt-for-equity exchange with Quadrangle. We expect to generate operating cash flows in excess of that required for operations and for required principal and interest payments.

On April 18, 2005, we entered into a new credit agreement, which enabled us to redeem our 7.375% senior notes due 2005 for approximately $166.3 million plus accrued interest (approximately $164.3 million aggregate principal amount outstanding) and repay the Quadrangle credit facility (approximately $78.0 million aggregate principal amount outstanding). The 7.375% senior notes and the Quadrangle credit facility would have matured on August 15, 2005. The bank credit facility provides for a $25.0 million revolving credit facility and a $250.0 million term loan facility. The revolving credit facility matures in 2010 and the term loan matures in 2011, subject to earlier maturity if we do not refinance our 8.125% senior subordinated notes due 2009 before July 2008. The new revolving credit facility is undrawn as of March 10, 2006 and approximately $24.0 million remains available after reducing total availability by approximately $1.0 million for outstanding letters of credit. We intend to use any other proceeds from borrowings under the revolving credit facility, from time to time, for working capital and general corporate purposes. Letters of credit are also available under the bank credit agreement.

In an effort to limit our exposure to interest rate risk on our variable rate bank credit facility, we purchased interest rate caps in the aggregate amount of $0.9 million during the second quarter of 2005. Our objective is to protect against increases in interest expense caused by fluctuation in LIBOR. One interest rate cap provides protection on a $75 million tranche of our long term debt over a five-year period if LIBOR exceeds 6%. A second interest rate cap provides protection on a separate $75 million tranche of our long term debt over a three-year period if LIBOR exceeds 5%.

Our long-term debt instruments contain restrictions based on “EBITDA.” EBITDA is generally derived by adding to income (loss) before income taxes, interest expense, depreciation expense and amortization expense. However, under the indenture related to our 8.125% senior subordinated notes and our bank credit facility various and numerous additional adjustments to EBITDA are sometimes required.

The bank credit facility and the indenture relating to our 8.125% senior subordinated notes contain the following financial tests that must be satisfied in order for us to incur additional indebtedness, pay dividends, make loans or advances and sell assets.

Debt Instrument	Financial Covenant and Current Test
Bank Credit Facility	Consolidated total debt on last day of period/consolidated EBITDA for most recent four fiscal quarters less than 5.25 to 1.0
Consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters greater than 2.35 to 1.0
Senior Subordinated Notes	Current fiscal quarter EBITDA/current fiscal quarter interest expense greater than 2.25 to 1.0

At December 31, 2005, we were in compliance with the financial covenants and tests.

These debt instruments also restrict our ability to pay dividends to stockholders, but do not otherwise restrict our ability to fund cash obligations.

Cash Flow

Operating Cash Flows for the Year Ended December 31, 2005.   Our operating activities provided net cash flows of $40.4 million and $3.7 million for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, respectively. Our operating activities provided net cash flows of $61.8 and $59.0 million in 2004 and 2003, respectively. The decrease in cash flows from operating activities in 2005 compared to 2004 and 2003 is primarily related to the termination of the tax sharing agreement with Westar partially offset by a reduction of cash interest expense and a decrease in change in control, debt restructuring, retention and corporate consolidation costs. We received $45.9 million in cash from Westar under the tax sharing settlement in 2004 and $20.0 million in tax sharing payments in 2003. Cash interest expense was $25.2 and $6.5 million for the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, respectively, compared to $45.0 million and $41.0 million for the years ended December 31, 2004 and 2003, respectively. We made corporate consolidation, change in control, debt restructuring and retention and severance payments of $2.3 million and $9.1 million for the periods February 9 through December 31, 2005 and January 1, 2005 through February 8, 2005, respectively, compared to $25.1 million and $5.1 million for the years ended December 31, 2004 and 2003, respectively.

Investing Cash Flows for the Year Ended December 31, 2005.   We used a net $24.2 million and $2.5 million for our investing activities in the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, respectively. We invested a net $22.5 million in cash to install and acquire new accounts, invested $5.7 million to acquire fixed assets, invested $0.8 million in non-monitored leased equipment, increased restricted cash by $0.6 million and we received an aggregate $5.4 million from the disposition of marketable securities and other assets and from the redemption of preferred stock in the period February 9, 2005 through December 31, 2005. We invested a net $2.2 million in cash to install and acquire new accounts and $0.3 million to acquire fixed assets in the period January 1, 2005 through February 8, 2005. We used a net $30.4 million for our investing activities in 2004. Proceeds from the sale of other assets provided cash of $0.4 million. We invested a net $21.4 million in cash to install and acquire new accounts and $9.3 million to acquire fixed assets. In 2003, we invested a net $24.3 million in cash to install and acquire new accounts and $7.4 million to acquire fixed assets. The sale of AV ONE to Westar in 2003 provided $1.4 million and the sale of other assets provided $2.9 million.

Financing Cash Flows for the Year Ended December 31, 2005.   Financing activities used a net $50.1 million in cash in the period February 9, 2005 through December 31, 2005. In the period February 9, 2005 through December 31, 2005, we used $293.7 million to retire debt, $7.2 million for debt and stock issuance costs and $0.9 million for interest rate caps. We received $250.0 million for the new bank credit facility and $1.8 million in proceeds from the sale of common stock in the period February 9, 2005 through December 31, 2005. Financing activities used net cash flows of $14.1 million in 2004, primarily to retire $14.5 million of our outstanding debt. In 2003, we received $11.9 million for the sale of parent securities that were held as treasury and $0.5 million for the sale of our Protection One Europe trademark rights and made payments of $10.2 million on long-term debt.

Capital Expenditures.   We made capital expenditures of approximately $31.4 million in 2005. Of such amount, we invested approximately $24.7 million in customer acquisition costs, $0.8 million in non-monitored leased equipment and $5.9 million for fixed assets. Assuming we have available funds, capital expenditures for 2006 and 2007 are expected to be approximately $36.4 million and $38.2 million, respectively, of which approximately $28.3 million and $31.2 million, respectively, would be used for customer acquisition costs, with the balance to be used for fixed assets. These estimates are prepared for planning purposes and are revised from time to time. Actual expenditures for these and other items not presently anticipated may vary materially from these estimates during the course of the years presented.

Tax Matters.   Due to Westar’s sale of its interests in us in the first quarter of 2004 we are no longer entitled to receive tax sharing payments from Westar. We determined that most of our deferred tax assets would not be realizable, and we recorded a non-cash charge to income in the first quarter of 2004 in the approximate amount of $285.9 million to establish a valuation allowance equal to the amount of net deferred tax assets determined not to be realizable. We currently do not expect to be in a position to record tax benefits for losses incurred in the future.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements at December 31, 2005, other than as discussed below.

Material Commitments

We have the following future, material, long-term commitments as of December 31, 2005:

	Payment Due by Period
At December 31, 2005:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollar amounts in thousands)
Contractual Obligations
Long-Term Debt Obligations(a)	$344,162	$2,356	$231,466	$110,340	$—
Interest Obligations on Long-Term Debt(a)	74,050	26,164	43,403	4,483	—
Operating Leases Obligations	16,188	4,967	7,005	3,097	1,119
Purchase Obligations(b)	11,250	3,750	7,500	—	—
Total(c)	$445,650	$37,237	$289,374	$117,920	$1,119

(a)           Assumes (i) payment of 8.125% senior subordinated notes at contractual maturity date of January 15, 2009; and (ii) bank credit facility subject to early maturity date of June 30, 2008. Interest rate used to calculate interest obligation on variable rate bank credit facility is the weighted average rate at December 31, 2005.

(b)          Contract tariff for telecommunication services.

(c)           We have a capital lease arrangement with GE Fleet Services for vehicles delivered in February 2006. Payments under the capital lease provisions for the vehicles planned for delivery in 2006 are expected to be $0.2 million in 2006 and $0.3 million in each of the years 2007, 2008, and 2009. These expected payments are not included in the above total contractual obligations at December 31, 2005.

The table below shows our total commercial commitments and the expected expiration per period:

	Amount of Commitment Expiration Per Period
At December 31, 2005:	Total	2006	2007-2008	2009-2010	Thereafter
	(dollar amounts in thousands)
Other Commercial Commitments
Standby letters of credit	1,024	1,024	—	—	—
Total commercial commitments	$1,024	$1,024	$—	$—	$—

Credit Ratings

As of March 10, 2006, our public debt was rated as follows:

	Bank Credit Facility	8.125% Senior Subordinated Notes Due 2009	Outlook
S & P	B+	B-	Negative
Moody’s	B2	Caa1	Stable

ITEM 7A.        QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Our new bank credit facility is a variable rate debt instrument, and as of March 10, 2006, we had borrowings of $233.8 million outstanding. A 100 basis point change in the debt benchmark rate would affect pretax income by approximately $2.3 million. Interest rate caps purchased in the second quarter of 2005 cap LIBOR (i) for three years at 5% on a $75.0 million tranche of borrowings and (ii) for five years at 6% on a separate $75.0 million tranche.

ITEM 8.                FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Protection One, Inc.:

We have audited the accompanying consolidated balance sheets of Protection One, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficiency in assets) and cash flows for each of the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005 and each of the years ended December 31, 2004 and 2003. Our audits also included the consolidated financial statement schedule listed in Item 15(a)2. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Protection One, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005 and each of the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 17, the consolidated financial statements as of December 31, 2005 and for the period February 9, 2005 through December 31, 2005 have been restated.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 16, 2006 (April 10, 2006 as to the effects of the restatement discussed in Note 17)

PROTECTION ONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except for per share amounts)

	December 31,
	2005	2004
	(As Restated, See Note 17)
ASSETS
Current assets:
Cash and cash equivalents	$19,893	$52,528
Restricted cash	—	926
Receivables, net	29,861	24,219
Inventories, net	4,466	5,228
Prepaid expenses	3,183	5,793
Other miscellaneous receivables	111	5,494
Other	3,072	2,375
Total current assets	60,586	96,563
Restricted cash	1,597	—
Property and equipment, net	21,553	31,152
Customer accounts, net	232,875	176,155
Goodwill	12,160	41,847
Trade name	25,812	—
Deferred customer acquisition costs	73,198	107,310
Other	8,521	8,017
Total Assets	$436,302	$461,044
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt, including $201,000 due to related party in 2004	$2,356	$395,417
Accounts payable	2,726	2,266
Accrued liabilities	24,100	37,088
Due to related parties	—	335
Deferred revenue	36,471	34,017
Total current liabilities	65,653	469,123
Long-term debt, net of current portion	321,293	110,340
Deferred customer acquisition revenue	39,873	57,433
Other liabilities	1,416	1,757
Total Liabilities	428,235	638,653
Commitments and contingencies (see Note 13)
Stockholders’ equity:
Preferred stock, $.10 par value, 5,000,000 shares authorized	—	—
Common stock, $.01 par value, 150,000,000 shares authorized, 18,198,571 shares issued at December 31, 2005 and 2,562,512 shares issued at December 31, 2004	182	26
Additional paid-in capital	159,939	1,380,728
Accumulated other comprehensive income (loss)	(107)	162
Deficit	(151,947)	(1,523,913)
Treasury stock, at cost, 596,858 shares at December 31, 2004	—	(34,612)
Total stockholders’ equity (deficiency in assets)	8,067	(177,609)
Total Liabilities and Stockholders’ Equity (Deficiency in Assets)	$436,302	$461,044

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Dollar amounts in thousands, except for per share amounts)

	February 9 – December 31,	January 1 – February 8,	Year Ended December 31,
	2005		2004	2003
	(As Restated, See Note 17)
Revenues:
Monitoring and related services	$219,475	$26,455	$247,498	$256,266
Other	15,006	2,088	21,761	20,819
Total revenues	234,481	28,543	269,259	277,085
Cost of revenues (exclusive of amortization and depreciation shown below):
Monitoring and related services	62,243	7,400	69,598	73,205
Other	18,816	3,314	31,981	29,000
Total cost of revenues (exclusive of amortization and depreciation show below)	81,059	10,714	101,579	102,205
Operating expenses:
Selling	28,856	3,989	33,495	31,517
General and administrative	57,158	8,104	71,377	77,744
Change in control and debt restructuring costs	—	5,939	24,382	—
Corporate consolidation costs	2,339	—	—	—
Amortization and depreciation	43,742	6,638	78,455	80,252
Total operating expenses	132,095	24,670	207,709	189,513
Operating income (loss)	21,327	(6,841)	(40,029)	(14,633)
Other expense (income):
Interest expense	28,683	2,602	26,316	25,087
Related party interest	1,951	1,942	18,082	15,014
Loss on retirement of debt	6,657	—	47	—
Other	(688)	(15)	(147)	(2,829)
Total other expense	36,603	4,529	44,298	37,272
Loss before income taxes	(15,276)	(11,370)	(84,327)	(51,905)
Income tax (expense) benefit	(312)	(35)	(239,579)	17,494
Net loss	$(15,588)	$(11,405)	$(323,906)	$(34,411)
Other comprehensive income (loss), net of tax:
Reclassification adjustment for realized gain on marketable securities	(162)	—	—	—
Unrealized gain on marketable securities	—	—	84	78
Unrealized loss on interest rate cap	(107)	—	—	—
Comprehensive loss	$(15,857)	$(11,405)	$(323,822)	$(34,333)
Basic and diluted per share information:
Net loss per common share	$(0.86)	$(5.80)	$(164.78)	$(17.53)

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	February 9 - December 31,	January 1 - February 8,	Year Ended December 31,
	2005		2004	2003
	(As Restated, See Note 17)
Cash flows from operating activities:
Net loss	$(15,588)	$(11,405)	$(323,906)	$(34,411)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on retirement of debt	6,657	—	47	—
Senior notes received in tax sharing settlement	—	—	(26,640)	—
(Gain) loss on sale of assets	(766)	8	(93)	(2,092)
Amortization and depreciation	43,742	6,638	78,455	80,252
Amortization of debt costs, discounts and premium	7,524	2	681	735
Amortization of deferred customer acquisition costs in excess of amortization of deferred revenues	8,489	2,837	21,542	17,027
Deferred income taxes	—	—	286,309	8,469
Provision for doubtful accounts	1,664	272	729	774
Other	(119)	(15)	(69)	2
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Receivables	(6,868)	(263)	(1,278)	1,637
Related party tax receivable	—	—	26,087	(5,343)
Other assets	6,050	5,500	(3,951)	(175)
Accounts payable	(4,359)	5,114	(3,139)	(683)
Deferred revenue	1,007	1,346	638	(2,577)
Other liabilities	(7,020)	(6,324)	6,402	(4,580)
Net cash provided by operating activities	40,413	3,710	61,814	59,035
Cash flows from investing activities:
Installations and purchases of new accounts	—	—	(14)	(311)
Deferred customer acquisition costs	(46,862)	(4,218)	(42,720)	(42,823)
Deferred customer acquisition revenue	24,360	1,991	21,317	18,852
Purchase of rental equipment	(772)	—	—	—
Purchase of property and equipment	(5,680)	(250)	(9,323)	(7,450)
Net increase in restricted cash	(631)	—	—	—
Proceeds from disposition of marketable securities	660	—	—	—
Proceeds from redemption of preferred stock	4,399	—	—	—
Proceeds from disposition of assets and sale of customer accounts	375	4	371	2,850
Sale of AV One, Inc.	—	—	—	1,411
Net cash used in investing activities	(24,151)	(2,473)	(30,369)	(27,471)
Cash flows from financing activities:
Payments on long-term debt	(212,714)	—	(14,500)	(10,159)
Payments on credit facility	(81,000)	—	—	—
Proceeds from long-term debt	250,000	—	—	—
Proceeds from sale of common stock	1,750	—	—	—
Sale of parent company stock held as treasury	—	—	—	11,940
Purchase of treasury stock	—	—	—	(3)
Proceeds from trademark licensing fees	—	—	160	450
Stock issuance (costs) proceeds	(270)	—	—	359
Payment for interest rate caps	(922)	—	—	—
Debt issue costs	(6,978)	—	—	—
Funding from (payment to) parent	—	—	220	(722)
Net cash provided by (used in) financing activities	(50,134)	—	(14,120)	1,865
Net cash provided by discontinued operations from operating activities	—	—	—	229
Net increase (decrease) in cash and cash equivalents	(33,872)	1,237	17,325	33,658
Cash and cash equivalents:
Beginning of period	53,765	52,528	35,203	1,545
End of period	$19,893	$53,765	$52,528	$35,203
Cash paid for interest	$25,209	$6,451	$45,003	$40,989
Cash paid for income taxes, exclusive of benefits received from parent	$438	$6	$327	$296

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
(Dollar amounts in thousands)

	Common Stock		Treasury	Additional Paid-In	Investment In Parent		Accumulated Other Comprehensive	Total Stockholders’ Equity (Deficiency in
	Shares	Amount	Stock	Capital	Securities	Deficit	Income(Loss)	Assets)
						(As Restated, See Note 17)		(As Restated, See Note 17)
Common Stock
January 1, 2003	1,959,127	$26	$(34,609)	$1,383,276	$(14,950)	$(1,165,596)	$—	$168,147
Exercise of options and warrants	3,572	—	—	170	—	—	—	170
Shares issued-ESPP	3,005	—	—	253	—	—	—	253
Unrealized gain-marketable securities	—	—	—	—	—	—	78	78
Acquisition of treasury stock	(50)	—	(3)	—	—	—	—	(3)
Sale of parent securities	—	—	—	(3,010)	14,950	—	—	11,940
Net loss	—	—	—	—	—	(34,411)	—	(34,411)
December 31, 2003	1,965,654	$26	$(34,612)	$1,380,689	$—	$(1,200,007)	$78	$146,174
Exercise of options and warrants	—	—	—	39	—	—	—	39
Unrealized gain-marketable securities	—	—	—	—	—	—	84	84
Net loss	—	—	—	—	—	(323,906)	—	(323,906)
December 31, 2004	1,965,654	$26	$(34,612)	$1,380,728	$—	$(1,523,913)	$162	$(177,609)
Net loss	—	—	—	—	—	(11,405)	—	(11,405)
February 8, 2005	1,965,654	$26	$(34,612)	$1,380,728		$(1,535,318)	$162	$(189,014)
Debt for equity exchange	16,000,000	160	—	119,840	—	—	—	120,000
Stock purchased	232,917	2	—	1,748	—	—	—	1,750
Partial shares adjustment from reverse stock split	—	(6)	—	6	—	—	—	—
Push down accounting adjustments	—	—	34,612	(1,342,113)	—	1,398,959	—	91,458
Stock issuance costs	—	—	—	(270)	—	—	—	(270)
Reclassification adjustment for realized gains on marketable securities included in net loss, net of tax	—	—	—	—	—	—	(162)	(162)
Unrealized loss-interest rate caps, net of tax	—	—	—	—	—	—	(107)	(107)
Net loss	—	—	—	—	—	(15,588)	—	(15,588)
December 31, 2005	18,198,571	$182	$—	$159,939	$—	$(151,947)	$(107)	$8,067

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                 The Company:

Protection One, Inc., referred to as Protection One or the Company, a Delaware corporation, is a publicly-traded security alarm monitoring company. Protection One is principally engaged in the business of providing security alarm monitoring services, which includes sales, installation and related servicing of security alarm systems for residential and business customers. On February 17, 2004, the Company’s former majority owner, Westar Industries, Inc., a Delaware corporation, referred to as Westar Industries, a wholly owned subsidiary of Westar Energy, Inc., which together with Westar Industries is referred to as Westar, sold approximately 87% of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share to POI Acquisition I, Inc., a wholly owned subsidiary of POI Acquisition, L.L.C. Both POI Acquisition, L.L.C. and POI Acquisition I, Inc. are entities formed by Quadrangle Capital Partners L.P., Quadrangle Select Partners L.P., Quadrangle Capital Partners-A L.P. and Quadrangle Master Funding Ltd, collectively referred to as Quadrangle. Westar retained approximately 1% of the Company’s common stock, representing shares underlying restricted stock units granted to current and former employees of Westar. As part of the sale transaction, Westar Industries also assigned its rights and obligations as the lender under the revolving credit facility to POI Acquisition, L.L.C. Quadrangle paid an aggregate of approximately $154.7 million to Westar as consideration for both the common stock and the revolving credit facility, including accrued interest of $2.2 million, with approximately $2.1 million of the payments being consideration for the common stock.

Upon completion of the Westar sale transaction and as a result of liquidity problems caused by its significant debt burden and continuing net losses, the Company retained a financial advisor and began discussions regarding a potential debt restructuring. In November 2004, the Company received $73.0 million pursuant to a tax sharing settlement agreement with Westar that terminated the Westar tax sharing agreement, generally settled all claims with Westar relating to the tax sharing agreement and generally settled all claims between Quadrangle and Westar relating to the Westar sale transaction. Contemporaneously, the Company entered into a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility to be reduced by $120.0 million in exchange for the issuance to Quadrangle of the equivalent of 16 million shares of the Company’s common stock (on a post-reverse stock split basis). The exchange was completed on February 8, 2005 and was accompanied by a one-share-for-fifty-shares reverse stock split of the Company’s outstanding shares of common stock. The newly issued shares, together with shares already owned by Quadrangle, resulted in Quadrangle owning approximately 97.3% of the Company’s common stock.

As a result of Quadrangle obtaining control of over 95% of the common stock of the Company on February 8, 2005, SEC Staff Accounting Bulletin Topic 5J requires the acquisition by Quadrangle to be “pushed-down,” meaning the post-transaction financial statements of the Company reflect a new basis of accounting.

The purchase price paid as a result of each transaction described above has been allocated to a proportionate amount of the Company’s underlying assets and liabilities based upon Quadrangle’s acquired interests (86.8% on February 17, 2004 and 10.5% on February 8, 2005) in the respective fair market values of assets and liabilities at the date of each transaction. The following represents the approximate fair values attributable to the assets acquired and liabilities assumed in Quadrangle’s acquisition of substantially all of the Company’s outstanding common stock. These values exclude the proportionate share of the historical cost basis attributable to the minority interest holders representing 2.7% of the Company.

Allocation of proportionate share to major components of assets and liabilities acquired (dollar amounts in millions):

Current assets, net of current liabilities	$24.9
Property and equipment	29.6
Customer accounts	293.7
Goodwill	11.0
Trade name	25.8
Other long term assets	12.1
Long term debt	(274.9)
Total consideration paid for equity interests	$122.2

The primary changes to the balance sheet reflect (1) the reduction of deferred customer acquisition costs and revenues, which have been subsumed into the estimated fair market value adjustment for customer accounts; (2) adjustments to the carrying values of debt to estimated fair market value (or Quadrangle’s basis in the case of the credit facility); (3) adjustments to historical goodwill to reflect goodwill arising from the push down accounting adjustments; (4) the recording of a value for trade names; and (5) an increase to the equity section from these adjustments. The primary changes to the income statement include (1) the reduction in other revenue due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition revenues; (2)  the reduction in other costs of revenue and selling expenses due to lower level of amortization from the reduced amortizable base of deferred customer acquisition costs; (3) an increase in interest expense due to amortization of debt discounts arising from differences in fair values and carrying values of the Company’s debt instruments; and (4) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Due to the impact of the changes resulting from the push down accounting adjustments described above, the income statement and cash flows presentations separate the Company’s results into two periods:  (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting. Similarly, the current and prior period amounts reported on the balance sheet are separated by a heavy black line to indicate the application of a new basis of accounting between the periods presented.

All prior share and per share amounts included in the financial statements and the accompanying notes give retroactive effect to a one-share-for-fifty shares reverse stock split effected February 8, 2005.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Protection One’s wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

In August 2005, the Company began efforts to consolidate management and other support functions with its Network Multifamily subsidiary. Approximately forty positions were eliminated, including the President, Senior Vice President-Sales, Senior Vice President-Legal and Vice President-Finance. The Company accrued approximately $2.3 million for severance and retention expenses related to this consolidation and paid approximately $2.2 million of this amount as of December 31, 2005. Additional expense of approximately $20.0 thousand was incurred in January 2006 and the remaining accrued amounts were paid at that time.

In December 2005, the Company moved its commercial monitoring operations from Portland, Maine, to Network Multifamily’s monitoring facility in Irving, Texas. Approximately twenty-four positions were eliminated related to the consolidation of the Portland monitoring center.

2.                 Summary of Significant Accounting Policies:

(a)Stock Based Compensation

In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.”  SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies follow the prescribed format and provide the additional disclosures in their annual reports for fiscal years ending after December 15, 2002. The Company applies the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS Nos. 123 and 148, and related interpretations in accounting for its stock-based compensation plans, as described in Note 8 of the Consolidated Financial Statements “Stock Warrants and Options.”  The Company has adopted the disclosure requirements of SFAS No. 148.

For purposes of the pro forma disclosures required by SFAS No. 148, the estimated fair value of the options is amortized to expense on a straight-line method over the options’ vesting period. Information related to the pro forma impact on the Company’s earnings and earnings per share follows (dollar amounts in thousands, except earnings per share amounts).

	February 9- December 31,	January 1- February 8,	Year ended December 31,
	2005		2004	2003
Loss available for common stock, as reported	$(15,588)	$(11,405)	$(323,906)	$(34,411)
Add: Stock-based employee compensation expense included in reported net loss, net of related taxes	—	—	34	89
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	(2,169)	(16)	(672)	(676)
Loss available for common stock, pro forma	(17,757)	$(11,421)	$(324,544)	$(34,998)
Net loss per common share (basic and diluted):
As reported	$(0.86)	$(5.80)	$(164.78)	$(17.53)
Pro forma	(0.98)	$(5.81)	$(165.11)	$(17.83)

As described in “New Accounting Standards-Share Based Payment” below, the Company will change its method of accounting for options beginning in 2006.

(b)          Revenue Recognition

Revenues are recognized when security services are provided. System installation revenues, sales revenues on equipment upgrades and direct and incremental costs of installations and sales are deferred for residential customers with monitoring service contracts. For commercial customers and our national account customers, revenue recognition is dependent upon each specific customer contract. In instances when the Company passes title to a system, the Company recognizes the associated revenues and costs related to the sale of the equipment in the period incurred regardless of whether the sale is accompanied by a service agreement. In cases where the Company retains title to the system, the Company defers and amortizes revenues and direct costs.

The Company follows Staff Accounting Bulletin 104, or SAB104, which requires the Company to defer certain system sales and installation revenues and expenses, primarily equipment, direct labor and direct and incremental sales commissions incurred. Deferred system and upgrade installation revenues are recognized over the expected life of the customer utilizing an accelerated method for residential and commercial customers and a straight-line method for Network Multifamily customers. Deferred costs in excess of deferred revenue are recognized over the initial contract term, utilizing a straight-line method, typically three years for Protection One Monitoring and five to ten years for Network Multifamily systems. To the extent deferred costs are less than deferred revenues, such costs are recognized over the estimated life of the customer.

The Company follows SFAS 13, “Accounting for Leases,” for its arrangements whereby security equipment that does not require monitoring is leased to customers, typically over a five year initial lease term. This equipment typically consists of closed circuit television equipment and card access control equipment. The Company records these arrangements as operating leases and records revenue on a straight line basis over the life of the lease.

Deferred revenues also result from customers who are billed for monitoring and extended service protection in advance of the period in which such services are provided, on a monthly, quarterly or annual basis. Revenues from monitoring activities are recognized in the period such services are provided.

(c)           Inventories

Inventories, primarily comprised of alarm systems and parts, are stated at the lower of average cost or market. Inventory is shown net of cumulative write-downs of $2.5 million and $2.0 million at December 31, 2005 and 2004, respectively. These write-downs are determined based primarily upon current usage of the individual parts included in inventory.

(d)          Property and Equipment

Property and equipment are stated at cost or at the fair value at February 8, 2005 to reflect the new basis of accounting and are depreciated using the straight-line method over estimated useful lives. Gains or losses from retirements and dispositions of property and equipment are recognized in income in the period realized. Repair and maintenance costs are expensed as incurred. See Note 4, “Property and Equipment,” for additional information regarding push down accounting related to property and equipment.

Estimated useful lives of property and equipment are as follows:

Furniture and fixtures	4-7 years
Data processing and telecommunication equipment and software	1-7 years
Rental equipment	estimated customer life; generally 10 years
Leasehold improvements	Lesser of lease term or useful life; generally 5-10 years
Vehicles	2-5 years
Buildings	19-40 years

(e)           Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability and a valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not realizable.

The Company had a tax sharing agreement with Westar Energy during the period that Westar owned a controlling interest in the Company. The tax sharing agreement utilized a parent company down approach in the allocation of income tax expense among members of the consolidated tax group. Pursuant to this agreement, Westar Energy made payments to the Company for current tax benefits utilized by Westar Energy in its consolidated tax return irrespective of whether the Company would realize these current benefits on a separate return basis.

The Company currently does not have any taxable earnings and does not expect to have taxable earnings in the foreseeable future. Income tax expense shown on the statements of operations represents state taxes paid by the Company’s subsidiaries.

(f)             Comprehensive Loss

Comprehensive loss consists of net loss and the unrealized gains and losses associated with available-for-sale investment securities and interest rate caps.

(g)           Customer Accounts

Additions to customer accounts are stated at cost and are amortized over the estimated customer life. Internal costs incurred in support of acquiring customer accounts are expensed as incurred. Upon adoption of push-down accounting as a result of Quadrangle’s increased ownership in the Company, new values for customer accounts were recorded as of February 8, 2005 to reflect the estimated fair value of these accounts.

The choice of an amortization life is based on estimates and judgments about the amounts and timing of expected future revenues from customer accounts and average customer account life. Selected periods were determined because, in management’s opinion, they would adequately match amortization cost with anticipated revenue. The Company periodically uses an independent appraisal firm to perform lifing studies on its customer accounts in order to assist management in determining appropriate lives of its customer accounts. These reviews are performed specifically to evaluate the Company’s historic amortization policy in light of the inherent declining revenue curve over the life of a pool of customer accounts, and the Company’s historical attrition experience. The Company had previously identified three distinct pools of customer accounts, each of which had distinct attributes that effect differing attrition characteristics. One of these pools (the acquired Westinghouse customers), was fully amortized at December 31, 2004. For the Protection One Monitoring pool, the results of lifing studies indicated that the Company can expect attrition to be greatest in years one through five of asset life and that a declining balance (accelerated) method would therefore best match the future amortization costs with the estimated revenue stream from these customer pools. The Company switches from the declining balance method to the straight-line method in the year the straight-line method results in greater amortization expense.

The amortization rates consider the average estimated remaining life and historical and projected attrition rates. The amortization method for each customer pool is as follows:

Pool	Method
New amortization method (post February 8, 2005):
Protection One Monitoring	Ten-year 135% declining balance
Network Multifamily	Nine-year straight-line
Historical amortization method (pre February 9, 2005):
Protection One Monitoring:
•Acquired Westinghouse Customers	Eight-year 120% declining balance
•Other Customers	Ten-year 135% declining balance
Network Multifamily	Nine-year straight-line

The Company is required to perform impairment tests for long-lived assets prospectively when the Company determines that indicators of impairment are present. Declines in market value of its business or the value of its customer accounts that may be incurred prospectively may also require additional impairment charges. No impairment charges were recorded in the periods presented herein.

(h)          Goodwill and Trade Name

The new basis of accounting resulted in new recorded values for trade names and for goodwill as of February 8, 2005 to reflect their estimated fair values. Neither of these intangible assets is amortizable and they are therefore subject to annual impairment testing. The Company had established July 1 as its annual impairment testing date and completed its annual impairment testing during the third quarter of 2005 and 2004 and determined that no impairment of its non-amortizable intangible assets was required as of each testing date. An impairment test is also completed if events or changes in circumstances indicate that the assets might be impaired. The Company determined that no impairment was required due to the impact of Hurricane Katrina.

(i)              Cash and Cash Equivalents

All highly liquid investments purchased with a remaining maturity of three months or less at the date acquired are cash equivalents. These investments, consisting of money market funds and 30-day certificate of deposits, are stated at cost, which approximates market.

(j)              Restricted Cash

Restricted cash on the accompanying balance sheet represents a trust account established as collateral for the benefit of the former insurer of the Company’s workers’ compensation claims and collateral for the Company’s surety bonding requirements. The workers’ compensation collateral is required to support reserves established on claims filed during the period covered by the former insurer. The Company receives interest income earned by the trust. The surety bond collateral is required by the Company’s liability insurance carrier. The funds have been deposited into a money market account which earns interest income.

(k)          Receivables

Gross receivables, which consist primarily of trade accounts receivable, of $34.9 million at December 31, 2005 and $29.8 million at December 31, 2004 have been reduced by allowances for doubtful accounts of $5.0 million and $5.6 million, respectively.

The Company’s policy for Protection One Monitoring is to establish a reserve for a percentage of a customer’s total receivable balance when any portion of that receivable balance is greater than 30 days past due. This percentage, which is based on the Company’s historical collections experience, is increased as any portion of the receivable ages until it is fully reserved and written off when it is 120 days past due and the account is disconnected and turned over to a collection agency. Additionally, once the customer’s balance is greater than 120 days past due, all other receivable balances associated with that customer, irrespective of how many days past due, are deemed to be 120 days past due and fully reserved. In certain instances, based upon the discretion of the local general manager, credit can be extended and the account may remain active.

The Company’s policy for Network Multifamily’s reserve is based on the specific identification approach.

(l)              Marketable securities

The Company’s marketable securities at December 31, 2004 consisted of 16,168 shares of available-for-sale MetLife stock received as part of MetLife’s demutualization. The securities were recorded at market value with a balance of $0.7 million at December 31, 2004, which included $0.2 million of unrealized gains. The securities were sold in the first quarter of 2005.

(m)      Advertising Costs

Printed materials are expensed as incurred. Broadcast advertising costs are expensed upon the first broadcast of the respective advertisement. Total advertising expense was $2.3 million and $0.1 million for the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, respectively. Total advertising expense was $2.5 million and $2.8 million during the years ended December 31, 2004, and 2003, respectively.

(n)          Derivative Financial Instruments

The Company’s interest rate caps are recorded in the consolidated balance sheet at fair value and have been designated as cash flow hedges. Changes in the fair value are recognized in other comprehensive income (loss) until the hedge transaction is recognized in earnings. The unamortized costs of the cap agreements are included in other assets. The Company will amortize the costs of the interest rate caps to interest expense over the respective lives of the agreements with any ineffectiveness in the hedging relationship recognized immediately in earnings. Payments to be received as a result of the cap agreements, if any, will be accrued as a reduction of interest expense.

(o)          Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables from a large number of customers, including both residential and commercial, dispersed across a wide geographic base. The Company extends credit to its customers in the normal course of business, performs periodic credit evaluations and maintains allowances for the potential credit losses. The Company has customers located throughout the United States. The Company does not believe a significant risk of loss from a concentration of credit risk exists.

(p)          Loss Per Share

Loss per share is presented in accordance with SFAS No. 128 “Earnings Per Share.”  Weighted average shares outstanding were as follows:

	February 9– December 31,	January 1– February 8,	December 31,
	2005		2004	2003
Weighted average shares outstanding	18,198,571	1,965,654	1,965,654	1,962,587

For the period February 9, 2005 through December 31, 2005, the Company had outstanding stock options that represented 1.0 million dilutive potential common shares. No outstanding stock options and warrants represent dilutive potential common shares for the period January 1, 2005 through February 8, 2005 or for the year ended December 31, 2004. The Company had outstanding stock options and warrants of which approximately 111 represent dilutive potential common shares for the year ended December 31, 2003. These securities were not included in the computation of diluted earnings per share since to do so would have been antidilutive for all periods presented.

(q)          New Accounting Standards

Share-Based Payment.   In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”  SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in financial statements based on the fair value on the grant date of the equity or liability instruments used. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. The Company will adopt provisions of this Statement, as amended, using the modified prospective method beginning in fiscal 2006. Compensation costs will be recognized for awards that are issued beginning in 2006 and for awards that have been granted prior to December 31, 2005 but have yet to reach the end of the requisite service period. The amount of expense to be recognized over the remaining service period as of December 31, 2005 is $6.7 million. The Company will begin expensing these costs over the shorter of the vesting period or the period from the date of grant to the date the employee becomes eligible for retirement. Based on currently outstanding options, the Company expects to record total expense of approximately $2.1 million during 2006.

Accounting Changes and Error Corrections.   In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and ErrorCorrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” to change the requirements for the accounting for and reporting of a change in accounting principle. The provisions of the Statement are effective for accounting changes and correction of errors made in fiscal years beginning after December 21, 2005. This new standard could have a material impact on the Company’s results of operations, financial position or cash flows if an accounting change or error correction occurs.

3.                 Accrued Liabilities:

The following reflects the components of accrued liabilities as of the periods indicated (dollar amounts in thousands):

	December 31,
	2005	2004
Accrued interest	$5,342	$8,653
Accrued vacation pay	3,436	2,624
Accrued salaries, bonuses and employee benefits	5,445	9,145
Other accrued liabilities	9,877	16,666
Total accrued liabilities	$24,100	$37,088

4.                 Property and Equipment:

As discussed in Note 1, “The Company,” because Quadrangle acquired substantially all of the Company’s common stock, a new basis of accounting was established and new values for property and equipment were recorded as of February 8, 2005. The following reflects the Company’s carrying value in property and equipment as of the following periods (dollar amounts in thousands):

	December 31,
	2005	2004
Furniture, fixtures and equipment	$4,290	$8,112
Data processing and telecommunication	24,408	75,474
Leasehold improvements	2,762	3,819
Vehicles	8,991	14,501
Buildings and other	5,473	6,188
Rental equipment	772	—
	46,696	108,094
Less accumulated depreciation	(25,143)	(76,942)
Property and equipment, net	$21,553	$31,152

Depreciation expense was $11.1 million and $1.0 million for the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, respectively. Depreciation expense was $9.9 million and $11.6 million for the years ended December 31, 2004 and 2003, respectively.

Rental equipment is comprised of commercial security equipment that does not require monitoring services by the Company and is leased to customers, typically over a 5-year initial lease term. Accumulated depreciation of approximately $16.0 thousand has been recorded on these assets as of December 31, 2005. The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2005 (dollar amounts in thousands):

Year ending December 31,
2006	$159
2007	$159
2008	$159
2009	$159
2010	$67
Total minimum future rentals	$703

5.                 Intangible Assets—Customer Accounts and Goodwill:

As discussed in Note 1, “The Company,” because Quadrangle acquired substantially all of the Company’s common stock, a new basis of accounting was established and new values for customer accounts were recorded at February 8, 2005. The following reflects the Company’s carrying value in customer accounts as of the following dates (dollar amounts in thousands):

	Protection One Monitoring		Network Multifamily		Total Company
	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Customer accounts	$260,319	$646,229	$51,872	$34,691	$312,191	$680,920
Accumulated Amortization	$(68,495)	$(478,856)	$(10,821)	$(25,909)	$(79,316)	$(504,765)
Customer accounts, net	$191,824	$167,373	$41,051	$8,782	$232,875	$176,155

Amortization expense was $32.6 million for the period February 9, 2005 through December 31, 2005 and $5.6 million for the period January 1, 2005 through February 8, 2005. Amortization expense was $68.6 million for each of the years ended December 31, 2004 and 2003. The table below reflects the estimated aggregate customer account amortization for each of the five succeeding years on the Company’s existing customer account base as of December 31, 2005 (dollar amounts in thousands):

	2006	2007	2008	2009	2010
Estimated amortization expense	$32,528	$29,687	$28,726	$28,301	$28,253

The new basis of accounting also resulted in new recorded values for trade names and for goodwill as of February 8, 2005 for both segments. Neither of these intangible assets is amortizable and they are therefore subject to annual impairment testing and when circumstances dictate. The Company completed its annual impairment testing during the third quarter of 2005 and determined that no impairment of its non-amortizable intangible assets was required as of July 1, 2005. The Company also determined that no impairment was required due to the impact of Hurricane Katrina. The following table reflects these amounts as of the following periods (dollar amounts in thousands):

	Protection One Monitoring		Network Multifamily		Total Company
	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Trade name	$22,987	$—	$2,825	$—	$25,812	$—
Goodwill	$7,430	$—	$4,730	$41,847	$12,160	$41,847

There were no changes in carrying amounts of goodwill for the year ended December 31, 2004.

6.                 Debt:

Long-term debt and the fixed or weighted average interest rates are as follows (dollar amounts in thousands):

	December 31,
	2005	2004
Quadrangle Credit (a)	$—	$201,000
Bank Credit Facility (b)	233,823	—
Senior Subordinated Notes (c)	89,826	110,340
Senior Notes (c)	—	164,285
Senior Subordinated Discount Notes (d)	—	30,132
	323,649	505,757
Less current portion (e)	(2,356)	(395,417)
Total long-term debt	$321,293	$110,340

(a)           The weighted-average annual interest rate before fees on borrowings at December 31, 2004 was 9.0%. The Quadrangle credit facility was repaid in April 2005 as part of the refinancing described in “Refinancing” below.

(b)          At December 31, 2005, the weighted average annual interest rate before fees was 7.4%. See “Bank Credit Facility” below, for additional discussion regarding the maturity date, variable interest rate and applicable margins. The bank credit facility is secured by substantially all assets of the Company.

(c)           See “Valuation of Debt” below regarding the discount amount associated with the debt instruments. The stated interest rate on December 31, 2004 was 7.375% on the Senior Notes and was 8.125% on the Senior Subordinated Notes. The effective rate to the Company due to the accretion of debt discounts was approximately 13.2% on the Senior Notes and was approximately 15.9% on the Senior

Subordinated Notes. All outstanding Senior Notes were redeemed in April 2005 as part of the refinancing described in “Refinancing” below.

(d)          All outstanding Senior Subordinated Discount Notes were repurchased at 101% in March 2005 pursuant to a change of control repurchase offer. At December 31, 2004, the carrying value of the notes included an unamortized premium of approximately $0.3 million.

(e)           The Bank Credit Facility requires quarterly principal reduction payments of approximately $0.6 million.

Valuation of Debt

As discussed in Note 1, “The Company,” because Quadrangle acquired substantially all of the Company’s common stock, a new basis of accounting was established at February 8, 2005, and new values for the Company’s debt instruments were determined based on estimated fair market values for debt due to unrelated parties and based on Quadrangle’s cost basis for the Quadrangle Credit Facility. As of December 31, 2005, the unamortized discount on the 8.125% senior subordinated notes due January 2009 was $20.5 million. The discount is being amortized using the effective interest rate method over the remaining life of the debt.

Refinancing

On April 18, 2005, the Company entered into a new credit agreement enabling it to complete a redemption of its 7.375% senior notes due 2005 for approximately $166.3 million plus accrued interest (approximately $164.3 million aggregate principal amount outstanding) and the repayment of its Quadrangle credit facility (approximately $78.0 million aggregate principal amount outstanding). The 7.375% senior notes due 2005 and the Quadrangle credit facility each had a maturity date of August 15, 2005. The Company recorded a loss in the second quarter of 2005 of approximately $6.1 million associated with such redemption and repayment.

Bank Credit Facility

To facilitate the redemption of its 7.375% senior notes due 2005 and the repayment of its Quadrangle credit facility, the Company entered into a Credit Agreement, dated as of April 18, 2005 (the “bank credit agreement”), with the several banks and other financial institutions or entities from time to time parties to the bank credit agreement.

The bank credit agreement provides for a $25.0 million revolving credit facility and a $250.0 million term loan facility. The revolving credit facility matures in 2010 and the term loan matures in 2011, subject to earlier maturity (July 1, 2008) if the Company does not refinance its 8.125% senior subordinated notes due 2009 before July 2008. Letters of credit are also available to the Company under the bank credit agreement. The new revolving credit facility is undrawn as of March 10, 2006 and approximately $24.0 million remains available after reducing total availability by approximately $1.0 million for outstanding letters of credit. The Company intends to use any other proceeds from borrowings under the revolving credit facility, from time to time, for working capital and general corporate purposes.

Pursuant to the Guarantee and Collateral Agreement, dated as of April 18, 2005 (the “Guarantee Agreement”), by the Company and its subsidiaries in favor of Bear Stearns Corporate Lending Inc., the new credit facilities are guaranteed by Protection One Systems, Inc., Protection One Data Services, Inc., Security Monitoring Services, Inc., Protection One Alarm Monitoring of Mass, Inc. and Network Multifamily Security Corporation (collectively with the Company, the “Guarantors”), the Company’s domestic subsidiaries, and secured by a perfected first priority security interest in substantially all of the Company’s and the Guarantors’ present and future assets.

Borrowings under the bank credit agreement bear interest at a rate calculated according to a base rate or a Eurodollar rate, at the Company’s discretion, plus an applicable margin. The applicable margin with respect to the term loan is 2.0% for a base rate borrowing and 3.0% for a Eurodollar borrowing. Depending on the Company’s leverage ratio at the time of borrowing, the applicable margin with respect to a revolving loan may range from 1.25% to 2.25% for a base rate borrowing and 2.25% to 3.25% for a Eurodollar borrowing.

The bank credit agreement required the Company to enter into a hedge agreement to provide interest rate protection on at least $70.0 million of the term loans for not less than two years. To satisfy this requirement and to further limit its exposure to interest rate risk on the variable rate bank credit facility, the Company entered into two separate interest rate cap agreements in May 2005 for a one-time aggregate cost of approximately $0.9 million. The Company’s objective is to protect against increases in interest expense caused by fluctuation in the LIBOR interest rate. One interest rate cap provides protection on $75 million of the Company’s long term debt over a five-year period if LIBOR exceeds 6%. A second interest rate cap provides protection on $75 million of the Company’s long term debt over a three-year period if LIBOR exceeds 5%.

The unamortized costs of the cap agreements at December 31, 2005 are $0.8 million and are included in other assets. The Company will amortize the costs of the interest rate caps to interest expense over the respective lives of the agreements. In 2005, no payments were received as a result of the cap agreements, no significant amounts were amortized to interest expense and there was no ineffectiveness in the hedging relationship of the interest rate caps.

Quadrangle Credit Facility

On November 12, 2004, the Company entered into a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility to be reduced by $120.0 million in exchange for the issuance to Quadrangle of 16 million shares of our common stock. The exchange was completed on February 8, 2005. As part of the April 2005 refinancing, the $78 million outstanding balance on the Quadrangle Credit Facility was paid in full.

At December 31, 2004 the Quadrangle credit facility provided for borrowings up to $201.0 million with a variable interest rate. The weighted-average annual interest rate after fees on all borrowings under the facility was 8.4% for the year ended December 31, 2004.

Senior Subordinated Notes

In 1998, the Company issued $350 million aggregate principal amount of unsecured 8.125% senior subordinated notes. Interest on these notes is payable semi-annually on January 15 and July 15. The notes are redeemable at the Company’s option, in whole or in part, at a predefined price.

Senior Notes

In 1998, the Company issued $250 million of 7.375% senior notes. Interest was payable semi-annually on February 15 and August 15. On November 12, 2004, as part of the Westar tax sharing settlement agreement, Westar transferred approximately $26.6 million principal of these notes to the Company, which were subsequently retired. On April 18, 2005, the Company completed a redemption of its 7.375% senior notes due 2005 for approximately $166.3 million plus accrued interest (approximately $164.3 million aggregate principal amount outstanding).

Senior Subordinated Discount Notes

In 1995, a predecessor to the Company issued $166 million aggregate principal amount of unsecured senior subordinated discount notes with a fixed interest rate of 13.625% which were revalued to reflect an 11.8% effective interest rate in connection with a 1997 business combination. Interest payments began in 1999 and were payable semi-annually on June 30 and December 31. As part of the February 8, 2005 restructuring, the Company initiated the change of control repurchase offer at 101% for the Company’s approximately $29.9 million of outstanding 13.625% senior subordinated discount notes. The Company completed the repurchase of all of these notes on March 11, 2005.

Debt Maturities

Debt maturities over the succeeding five years and thereafter are as follows (dollar amounts in thousands):

2006	$2,356
2007	2,356
2008	229,111	(a)
2009	110,340	(b)
2010	—
Thereafter	—
Total	$344,163

(a)           Assumes (i) payment of 8.125% senior subordinated notes at contractual maturity date of January 15, 2009; and (ii) bank credit facility subject to early maturity date of June 30, 2008. See “Bank Credit Facility” above, for additional information regarding its early maturity provision.

(b)          The 8.125% senior subordinated notes are listed at face value in this table.

Financial and operating covenants

The indenture relating to the Company’s 8.125% senior subordinated notes due 2009 and the bank credit facility contain certain covenants and restrictions, including with respect to the Company’s ability to incur debt and pay dividends, based on earnings before interest, taxes, depreciation, and amortization, or EBITDA. Adjustments to EBITDA are required by the indenture and the bank credit facility. EBITDA is generally derived by adding to income (loss) before income taxes, the sum of interest expense and depreciation and amortization expense, including amortization of deferred customer acquisition costs and deducting amortization of deferred revenues. However, under the indentures, additional adjustments are sometimes required.

The Company’s bank credit facility and the indenture relating to its 8.125% senior subordinated notes due 2009 contain the financial covenants and current tests, respectively, summarized below:

Debt Instrument	Financial Covenant and Current Test
Bank Credit Facility

Consolidated total debt on last day of period/ consolidated EBITDA for most recent four fiscal quarters—less than 5.25 to 1.0; and Consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters—greater than 2.35 to 1.0

8.125% Senior Subordinated Notes	Current fiscal quarter EBITDA/current fiscal quarter interest expense—greater than 2.25 to 1.0

At December 31, 2005, the Company was in compliance with the financial covenants and tests.

7.                 Related Party Transactions

Quadrangle Management Agreements

On April 18, 2005, the Company entered into management agreements with each of Quadrangle Advisors LLC (“QA”) and Quadrangle Debt Recovery Advisors LLC (“QDRA,” and together with QA, the “Advisors”), pursuant to which the Advisors, affiliates of Quadrangle, will provide business and financial advisory and consulting services to the Company in exchange for annual fees of $1.0 million (in the case of QA) and $0.5 million (in the case of QDRA), payable in advance in quarterly installments. The Quadrangle management agreements also provide that when and if the Advisors advise or consult with the Company’s board of directors or senior executive officers with respect to an acquisition by the Company, divesture (if the Company does not engage a financial advisor with respect to such divesture) or financing transaction, they may also invoice the Company for, and the Company shall pay, additional fees in connection with any such transaction in an amount not to exceed 0.667% (in the case of QA) and 0.333% (in the case of QDRA) of the aggregate value of such transaction. The Quadrangle management agreements are effective as of February 8, 2005 and shall continue in effect from year to year unless amended or terminated by mutual consent of the parties, subject to automatic termination in certain specified situations and subject to termination at any time upon ninety days notice by either party. For the period February 9, 2005 through December 31, 2005, approximately $1.4 million was expensed related to these agreements.

Administrative Services and Management Services Agreements

Westar Energy provided administrative services at its fully loaded cost to the Company pursuant to an agreement which is referred to as the administrative services agreement, that included accounting, tax, audit, human resources, legal, purchasing and facilities services. The agreement terminated effective February 17, 2005. The Company expensed approximately $0.1 million for the period February 9, 2005 through February 17, 2005 and $0.1 million for the period January 1, 2005 through February 8, 2005. The Company recorded expense of approximately $3.1 million and $4.3 million for the years ended December 31, 2004 and 2003, respectively, and had a net balance due to Westar Energy of $0.4 million at December 31, 2004, for these services. Prior to relocation of corporate headquarters on November 18, 2004, the Company rented office space for its corporate headquarters from Westar on a month-to-month basis. The Company paid approximately $0.4 million and $0.6 million for rent for the years ended December 31, 2004 and 2003, respectively.

Westar Energy has claimed that the Company should reimburse Westar Energy for as much as $1.2 million for an allocation of the costs incurred by Westar in the development of the application systems shared with the Company under the administrative service agreement. See Note 13, “Commitments and Contingencies—Administrative Services Agreement,” for further discussion related to the claim.

Credit Facility

The Company had outstanding borrowings under the credit facility with Quadrangle of $201.0 million at December 31, 2004. The Quadrangle credit facility, with a remaining principal balance of $78 million, was repaid in full on April 18, 2005 in connection with the consummation of the bank credit agreement. The following table indicates the amount of interest accrued and paid on the credit facility for the periods listed (dollar amounts in millions).

	2005		Year Ended December 31,
	February 9– April 18	January 1– February 8	2004(a)	2003(b)
Interest Accrued	$1.5	$1.9	$17.2	$12.6
Interest Paid	$1.5	$1.9	$17.2	$13.1

(a)           Interest accrued and interest paid each include $2.2 million for the period January 1, 2004 through February 17, 2004 that the credit facility was held by Westar, the Company’s former owner.

(b)          Interest accrued and interest paid in 2003 refers to the Westar Credit Facility.

The Company also paid Quadrangle a one-time fee of $1.15 million upon consummation of the debt-for-equity exchange in connection with the amendment to the credit facility. See Note 6, “Debt—Refinancing,” for information related to the refinancing of the Quadrangle credit facility.

Quadrangle Debt Restructuring Reimbursement

In addition to interest accrued and paid under the Quadrangle credit facility, discussed above, the Company expensed $0.2 million for legal expenses incurred by Quadrangle for the period January 1, 2005 through February 8, 2005. The Company paid $0.6 million and owed $0.3 million to Quadrangle for legal expenses incurred by Quadrangle for the year ended December 31, 2004. Pursuant to contractual requirements, the Company also paid the costs for the financial and legal advisors for both the senior and subordinated debt holders relating to the restructuring of the Company’s indebtedness. See Note 6, “Debt,” for information relating to the debt restructuring.

Board of Directors and Amended Bylaws

If and for so long as POI Acquisition, L.L.C. owns at least 40% of the outstanding shares of the Company’s common stock, it shall have the right to elect to increase the size of the board by one director, which it shall be entitled to designate.

In accordance with the stockholders agreement, the Company amended its bylaws following the restructuring to prevent it from voluntarily filing for bankruptcy, merging or consolidating with another entity until February 8, 2007 or from selling all or substantially all of its assets without the written consent of Quadrangle Master Funding Ltd. The stockholders agreement also includes voting agreements, certain restrictions on the transfer of the Company’s common stock, drag-along rights in favor of POI Acquisition, L.L.C. and tag-along rights in favor of Quadrangle Master Funding Ltd, all upon customary terms and subject to certain customary exceptions (including exceptions for certain transfers among affiliates). In addition, the stockholders agreement provides the Quadrangle parties with the right to participate on a proportional basis in any future equity issuance by the Company, except for issuances pursuant to registered public offerings, business combination transactions or officer, employee, director or consultant arrangements.

Registration Rights Agreement

As a condition to the consummation of the debt-for-equity exchange, the Company entered into a registration rights agreement with POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. The registration rights agreement provides, among other things, that the Company will register, upon notice, shares of its common stock owned by such parties. Under the registration rights agreement, POI Acquisition, L.L.C. is permitted up to four demand registrations and Quadrangle Master Funding Ltd is permitted up to two demand registrations, subject to certain conditions described in the agreement. POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd also received piggyback registration rights whereby they shall have the opportunity to register their securities pursuant to any registration statement the Company may file in the future, subject to certain conditions. The Company is also obligated to pay certain of their expenses pursuant to the registration of their securities under the registration rights agreement.

Change in Control and Debt Restructuring Payments

Upon the change of control on February 17, 2004, $11.0 million was paid to executive management, $3.5 million was paid to the financial advisor to the Company’s Special Committee of its board of directors and $1.6 million of expense was recorded for director and officer insurance that lapsed upon the change of control. In addition to its own financial and legal advisors, the Company also agreed to pay the financial advisory and legal fees incurred on behalf of Quadrangle and certain holders of the Company’s publicly-held debt. For the year ended December 31, 2004 the Company incurred expenses relating to these advisors of approximately $8.2 million. For the period from January 1, 2005 through February 8, 2005, the Company recorded expense of $5.9 million, including $5.6 million in fees paid on February 8, 2005 upon completion of the restructuring.

8.                 Stock Warrants and Options:

The Company accounts for employee stock options in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, the Company recognizes no compensation expense related to employee stock options that are granted with an exercise price at or greater than the market price on the day of grant.

A summary of warrant and option activity for the Company’s common stock from December 31, 2002 through December 31, 2005 is as follows:

	Warrants And Options	Weighted Average Exercise Price
Outstanding at December 31, 2002	110,257	$162.60
Granted	800	60.00
Exercised	(3,572)	9.15
Surrendered	(15,859)	283.60
Outstanding at December 31, 2003	91,626	$146.65
Granted	—	—
Exercised	—	—
Surrendered	(6,142)	128.50
Outstanding at December 31, 2004	85,484	$147.95
Granted	1,782,947	7.50
Exercised	—	—
Surrendered	(175,030)	29.47
Outstanding at December 31, 2005	1,693,401	$12.32

The table below summarizes stock options and warrants for the Company’s common stock outstanding as of December 31, 2005:

			Weighted-
		Number of	Average	Weighted
		Shares of	Remaining	Average
	Range of	Common	Contractual	Exercise
Description	Exercise Price	Stock	Life in years	Price
Exercisable
1996 Options	$475.00-693.75	640	< year	$516.02
1997 Options	475.00	360	1 years	475.00
1998 Options	428.125-550.00	4,672	2 years	539.26
1999 Options	262.50-446.375	3,314	3 years	439.72
2000 Options	65.625-71.875	3,743	4 years	71.67
2001 Options	43.75-71.00	35,800	5 years	66.63
2001 Warrants	65.825	5,000	5 years	65.83
2002 Options	103.50-137.50	10,267	6 years	111.66
2003 Options	60.00	400	7 years	60.00
2005 Options	7.50	394,866	5 years	7.50
		459,062
Not exercisable
2003 Options	$60.00	266	7 years	$60.00
2005 Options	7.50	1,234,073	5 years	7.50
		1,234,339
Outstanding		1,693,401

The table below summarizes number of shares of common stock represented by exercisable options and the respective weighted average exercise price for the common stock for the years presented:

	Year Ended December 31,
	2005	2004	2003
Number of shares of common stock represented by exercisable options	459,062	81,634	63,094
Weighted average exercise price	$25.25	$150.28	$175.82

The weighted average fair value of options granted during 2005 and 2003 estimated on the date of grant using the Black-Scholes Option Pricing Model was $5.39 and $40.00, respectively. No options were granted in 2004. The fair value was calculated using the following assumptions:

	Year Ended December 31, 2005	Year Ended December 31, 2003
Expected stock price volatility	82.1%	67.1%
Risk free interest rate	3.8%	3.2%
Expected option life	6 years	7 years
Expected dividend yield	—	—

On April 16, 2001, the Company granted an option to purchase an aggregate of 17,500 post-reverse split shares of its common stock to Richard Ginsburg as part of his employment agreement with the Company. The option has a term of ten years and vested ratably over the subsequent three years. The purchase price of the shares issuable pursuant to the option is $66.00 per share while the fair market value of the common stock at the date of the option grant was $89.50 per share resulting in $0.4 million in deferred compensation expense amortized over three years. The expense amount was approximately $40.0 thousand for the year ended December 31, 2004 and $0.1 million for the year ending December 31, 2003.

On April 16, 2001, the Company also granted a warrant to purchase an aggregate of 5,000 shares of its common stock to Guardian International, Inc. (Guardian) in connection with the hiring of Richard Ginsburg as the Company’s new chief executive officer, who was formerly the chief executive officer of Guardian. The warrant has a term of ten years and vested ratably over three years and therefore fully vested in 2004. The purchase price of the shares issuable pursuant to the option is $66.00 per share while the fair market value of the common stock at the date of the option grant was $89.50 per share resulting in $0.4 million expense in 2001.

2004 Stock Option Plan.

The 2004 Stock Option Plan became effective upon the consummation of the debt-for-equity exchange on February 8, 2005. Under the 2004 Stock Option Plan, certain executive officers and selected management employees were granted options, which are subject to vesting, exercise and delivery restriction described below, to purchase an aggregate of 1,782,947 shares of common stock, including 621,035, 388,147, 388,147, 199,618 and 10,000 options that were granted to Messrs. Ginsburg, Nevin, Pefanis, Williams and Griffin, respectively. The options initially granted under the plan will vest ratably each month during the 48 months after the date of grant, subject to accelerated vesting, in the case of certain senior executive officers, under certain circumstances following a qualified sale. Under the option agreements applicable to the options granted, any shares of stock purchased through the exercise of options generally will be issued and delivered to the option holder, and any net payment that may be due to such holder in accordance with the plan, will be paid to such holder upon the earlier of: (1) specified dates following the occurrence of certain permissible distribution events (as defined in the SAR Plan) and (2) February 8, 2011, provided that if an option holder’s right to receive stock is converted pursuant to the plan into a right to receive cash, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date.

1997 Long-Term Incentive Plan

The 1997 Long-Term Incentive Plan, which is referred to as the LTIP, approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock options to directors, officers and key employees. Under the LTIP, 114,000 shares are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

Each option has a term of ten years and typically vests ratably over three years. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

The vesting of options granted to our senior management was accelerated because of the change in control of the Company when Westar sold its interest in the Company to Quadrangle.

1994 Stock Option Plan

The 1994 Stock Option Plan, which is referred to as the Plan, approved by the Protection One stockholders in June 1994, provides for the award of incentive stock options to directors, officers and key employees under the Plan. A total of 26,000 shares are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The Plan provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of common stock at the date of option grant. The vesting period was accelerated on November 24, 1997 and all remaining options are currently exercisable.

9.                 Income Taxes:

Components of income tax (expense) benefit are as follows (dollar amounts in thousands):

	2005
	February 9-	January 1-	Year Ended December 31,
	December 31	February 8	2004	2003
Federal
Current	$—	$—	$46,913	$23,071
Deferred	—	—	(286,309)	(7,493)
State
Current	(312)	(35)	(183)	2,892
Deferred	—	—	—	(976)
Total	$(312)	$(35)	$(239,579)	$17,494

The difference between the income tax (expense) benefit at the federal statutory rate and income tax (expense) benefit in the accompanying statements of operations is as follows:

	February 9- December 31,	January 1- February 8,	Year ended December 31,
	2005		2004	2003
Federal statutory tax rate	35%	35%	35%	35%
State income tax benefit, net of federal expense	1	2	4	—
Non-deductible change in control, debt restructuring costs and other	(2)	(20)	(5)	—
Valuation allowance	(36)	(17)	(318)	—
Other	—	—	—	(1)
	(2)%	0%	(284)%	34%

Management believes the Company’s net deferred tax assets are not likely realizable and therefore a valuation allowance has been established to fully offset the deferred tax assets, as can be seen in the table below. In assessing whether deferred taxes are realizable, management considers whether it is more likely than not that some portion or all deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment.

Deferred income tax assets and liabilities were composed of the following (dollar amounts in thousands):

	2005	2004
Deferred tax asset, current:
Accrued liabilities	$3,178	$5,877
Accounts receivable, due to allowance	1,872	1,285
Revolving credit facility	—	11,150
Other	1,213	(163)
Valuation allowance	(6,263)	(18,149)
	$—	$—
Deferred tax asset, noncurrent:
Net operating loss carryforwards (a)	$27,599	$14,371
Property & equipment	7,140	2,357
Deferred customer acquisition costs (net of revenues)	(12,530)	(21,223)
Customer accounts	(12,252)	20,632
Goodwill	6,870	4,699
Other intangibles	118	10,822
Debt	(7,411)	—
Other	544	1,698
Valuation allowance	(10,078)	(33,356)
	$—	$—

(a)           Federal net operating loss carryforwards of $35,496, $17,200 and $20,707 will expire in the years 2025, 2024 and 2023, respectively. Total state net operating losses of approximately the same amount have various expiration dates.

As discussed in Note 1, “The Company,” as part of the February 8, 2005 ownership change, the Company pushed down Quadrangle’s basis to the underlying assets and liabilities of the Company resulting in significant adjustments to the historical carrying values of these assets and liabilities as reflected on the Company’s books. The 2005 deferred tax assets and liabilities reflect significant movement from the 2004 amounts because no adjustments were made to the tax bases of the assets and liabilities as a result of the February 8, 2005 adoption of a new basis of accounting.

The Company had a tax sharing agreement with Westar Energy during the period that Westar owned a controlling interest in the Company. Pursuant to this agreement, Westar Energy made payments to the Company for current tax benefits utilized by Westar Energy in its consolidated tax return irrespective of whether the Company would realize these current benefits on a separate return basis. As of December 31, 2003, other than for net operating loss carryforwards, no valuation allowance had been established by the Company because the tax sharing agreement utilized a parent company down approach in the allocation of income tax expense among members of the consolidated tax group and, consistent with that approach, no valuation allowance had been allocated to the Company. As a result of the February 17, 2004 sale transaction, $285.9 million of the Company’s net deferred tax assets were not expected to be realizable, and the Company therefore recorded a non-cash charge against income in the first quarter of 2004 to establish a valuation allowance for these assets.

On November 12, 2004, the Company entered into a tax sharing settlement agreement with Westar and Quadrangle that, among other things, terminated the Westar tax sharing agreement and settled all of its claims with Westar relating to the tax sharing agreement. In accordance with the Westar tax sharing settlement, among other things, Westar agreed to pay the Company approximately $45.9 million in cash and transfer to it 7.375% senior notes of the Company, due 2005, with aggregate principal and accrued interest of approximately $27.1 million for total consideration of $73.0 million. As a result of the Westar tax sharing settlement, the Company recorded a 2004 tax benefit of $46.9 million. The tax sharing settlement also provided for a mutual general release, except with respect to certain indemnification obligations pursuant to the purchase agreement between Quadrangle and Westar and certain alarm monitoring and other service agreements between the Company and Westar. In addition, Westar and POI Acquisition I, Inc. joined in making Section 338(h)(10) elections under the Code. As part of the settlement, the parties mutually agreed to the purchase price allocation to be used for the election.

The Company is also potentially entitled to certain contingent payments, depending on whether Westar claims and receives certain additional tax benefits in the future with respect to the February 17, 2004 sale transaction. The Company is unable to determine at this time whether Westar will claim any such benefits or, if Westar were to claim any such benefits, the amount of the benefits that Westar would claim or when or whether Westar would actually receive any such benefits. Due to the uncertainty, the Company has not recorded any tax benefit with respect to any such potential contingent payments.

10.          Employee Benefit Plans:

401(k) Plans

The Company maintains a tax-qualified, defined contribution plan that meets the requirements of Section 401(k) of the Internal Revenue Code for each of its segments.

Protection One 401(k) Plan.   The Company makes contributions to the Protection One 401(k) Plan, which contributions are allocated among participants based upon the respective contributions made by the participants through salary reductions during the applicable plan year. The Company’s matching contribution may be made in common stock, in cash or in a combination of both stock and cash. For the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005 and for the years ended December 31, 2004 and 2003, Protection One made matching cash contributions to the plan of $0.9 million, $0.1 million, $1.0 million and $1.0 million, respectively. The funds of the plan are deposited with a trustee and at each participant’s option in one or more investment funds, including a Company stock fund. Contributions to the Company stock fund were suspended during 2003, and have not resumed as of March 10, 2006. The plan was amended effective January 1, 2001 requiring the Company to match employees’ contributions up to specified maximum limits.

Network Multifamily 401(k) Plan.   The Company makes contributions to the Network Multifamily 401(k) Plan, which contributions are allocated among participants based upon the respective contributions made by the participants through salary reductions during the applicable plan year. The Company’s matching contribution are made in cash. For the period February 9, 2005 through December 31, 2005 and for each of the years ended December 31, 2004 and 2003, the Company made matching cash contributions to the plan of $0.2 million. The funds of the plan are deposited with a trustee and at each participant’s option in one or more investment funds.

As part of the corporate consolidation process described in Note 1, “The Company,” the Network Multifamily 401(k) plan was merged with the Protection One 401(k) plan as of March 1, 2006.

Employee Stock Purchase Plan

Participation in the Employee Stock Purchase Plan, which is referred to as the ESPP, was suspended during 2003 due to the sales process associated with Westar selling its ownership interest in the Company. All amounts contributed by employees through the ESPP in 2003 were returned in November 2003. Participation in the ESPP was not resumed and the plan terminated on the last business day in September 2005 as set forth in the plan.

Management Employment Agreements and Key Employee Retention Plan

In July and August 2004, the Company’s senior executives entered into new employment agreements to ensure that the Company will have their continued services during and after the period of the Company’s anticipated restructuring. The previous employment agreements with these senior executives would have expired on or about August 17, 2004. The new employment agreements supersede and replace these previous employment agreements.

These employment agreements provide for, among other things, minimum annual base salaries, bonus awards, payable in cash or otherwise, and participation in all of the Company’s employee benefit plans and programs in effect for the benefit of senior executives, including stock option, 401(k) and insurance plans, and reimbursement for all reasonable expenses incurred in connection with the conduct of the business of the Company, provided the executive officers properly account for any such expenses in accordance with Company policies. The employment agreements also contain provisions providing for compensation to the senior executives under certain circumstances after a change in control of the Company and in certain other circumstances.

In order to retain the services of senior management and selected key employees who may have felt uncertain about the Company’s future ownership and direction due to the previous discussions with the Company’s creditors regarding the restructuring of the Company’s indebtedness, the Company’s Board of Directors authorized senior management in June 2004 to implement a new key employee retention plan. The new retention plan applied to approximately 30 senior managers and selected key employees and provided incentives for such individuals to remain with the Company through the restructuring. These new retention agreements superseded and replaced previous retention agreements which provided additional severance upon a change in control. The aggregate payout under the plan was approximately $3.9 million of which approximately $3.5 million was accrued for and approximately $0.7 million was paid as of December 31, 2004. The remaining $3.2 million was paid in January and February of 2005.

Stock Appreciation Rights Plan.

Pursuant to the management incentive plan, Messrs. Ginsburg, Nevin, Pefanis and Williams received an aggregate of approximately 798,473, 532,981, 465,111 and 199,618 SARs, respectively. The SARs vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan, which generally means Quadrangle’s sale of at least 60% of its equity interest in the Company, provided that if the qualified sale is not a permissible distribution event (as defined in the SAR Plan) the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011. The exercise price of the SARs is $4.50 and increases by 9% per annum, which is referred to as the fixed return, compounded annually, beginning on February 8, 2006. If Quadrangle sells less than 60% of its equity interest in the Company, the exercise price applicable to an equivalent percentage of management’s SARs would be based on the fixed return through the date of such sale. Each SAR that vests and becomes payable in connection with a qualified sale will generally entitle the holder of a SAR to receive the difference between the exercise price and the lesser of (1) the value of the consideration paid for one share of stock in such qualified sale, or the fair market value of one share of stock if the qualified sale is not a sale to a third party and (2) $7.50, provided that if a SAR holder’s right to receive stock is converted pursuant to the SAR Plan into a right to receive cash from a grantor trust that the Company may establish, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date. Because payment under the plan will only be made in the event of a qualified sale as defined in the SAR plan, no amounts have been accrued as of December 31, 2005.

Retention Bonus Program.

Included with the retention plan andpursuant to the terms of their new employment agreements, Messrs. Ginsburg, Nevin, Pefanis, Williams and Griffin were each entitled to receive two retention bonuses. The Company accrued $1.9 million as general and administrative expense in 2004 and an additional $0.2 million of expense in January 2005 for these retention bonuses. The first retention bonus was paid on January 5, 2005, and the second was paid in February 2005 upon the completion of the debt-for-equity exchange. Each retention bonus payment was equal to a specified percentage of each executive officer’s annual base salary at the following rates: Richard Ginsburg—75.0%, Darius G. Nevin—72.5%, Peter J. Pefanis—67.5%, Steve V. Williams—67.5%, and J. Eric Griffin—50.0%.

11.   Leases:

The Company leases office facilities for lease terms maturing through 2012. Future minimum lease payments under non-cancelable operating leases are as follows (dollar amounts in thousands):

Year ended December 31,
2006	$4,966
2007	4,136
2008	2,869
2009	1,748
2010	1,349
Thereafter	1,119
$16,187

Total rent expense for the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, and for the years ended December 31, 2004 and 2003, was $4.9 million, $0.6 million, $7.2 million and $9.2 million respectively.

12.   Fair Market Value of Financial Instruments:

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair market value due to their short maturities.

The fair value of the Company’s debt instruments are estimated based on quoted market prices except for the Quadrangle credit facility and the bank credit facility, which had no available quote and was estimated by the Company. Fair value of the bank credit facility is estimated to be face value based on the terms of the facility and its relatively recent issuance. At December 31, the fair value and carrying amount of the Company’s debt for the years indicated were as follows (dollar amounts in thousands):

	Fair Value		Carrying Value
	2005	2004	2005	2004
Quadrangle Credit Facility	$—	$201,000	$—	$201,000
Bank Credit Facility	233,823	—	233,823	—
Senior Subordinated Notes (8.125%)	106,478	105,926	89,826	110,340
Senior Notes (7.375%)	—	165,928	—	164,285
Senior Subordinated Discount Notes (13.625%)	—	28,677	—	30,132
	$340,301	$501,531	$323,649	$505,757

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized at year-end or may be realized in the future.

13.   Commitments and Contingencies:

Dealer Litigation

The company is a defendant in an arbitration proceeding brought by Ira Beer, the owner of two former Protection One dealers, Security Response Network and Homesafe Security, Inc. Mr. Beer alleges breach of contract, improper calculation of holdback amounts, and other causes of action. Discovery is ongoing in this matter. In late January 2006, after a period of considerable inactivity, the claimants requested an April 2006 arbitration date. Currently, no arbitration date has been established. In the opinion of management, this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

General Claims and Disputes

The Company is a party to claims and matters of litigation incidental to the normal course of its business. Additionally, the Company receives notices of consumer complaints filed with various state agencies. The Company has developed a dispute resolution process for addressing these administrative complaints. The ultimate outcome of such matters cannot presently be determined; however, in the opinion of management, the resolution of such matters will not have a material adverse effect upon the Company’s consolidated financial position or results of operations.

Administrative Services Agreement

Westar Energy, the Company’s former majority stockholder, has claimed that the Company is obligated to reimburse Westar Energy for as much as $1.2 million for an allocation of the costs incurred by Westar in the development of the application systems shared with the Company under the administrative services agreement. The Company disputes these claims. In the opinion of management, this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

Tax Sharing Agreement

The Company is potentially entitled to certain contingent payments, depending on whether Westar claims and receives certain additional tax benefits in the future with respect to the February 17, 2004 sale transaction. While these potential contingent payments, if any, could be significant, the Company is unable to determine at this time whether Westar will claim any such benefits or, if Westar were to claim any such benefits, the amount of the benefits that Westar would claim or when or whether Westar would actually receive any such benefits. Due to this uncertainty, the Company has not recorded any tax benefit with respect to any such potential contingent payments.

14.   Segment Reporting:

The Company’s operating segments are defined as components for which separate financial information is available that is evaluated regularly by the chief operating decision maker. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

Protection One’s reportable segments include Protection One Monitoring and Network Multifamily. Protection One Monitoring provides residential, commercial, and wholesale security alarm monitoring services, which include sales, installation and related servicing of security alarm systems for residential and business customers in the United States of America. Network Multifamily provides security alarm services to apartments, condominiums and other multifamily dwellings.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company manages its business segments based on earnings before interest, income taxes, depreciation, amortization (including amortization of deferred customer acquisition costs and revenues) and other items, referred to as Adjusted EBITDA.

Reportable segments (dollar amounts in thousands):

	2005
	Protection One Monitoring(1)		Network Multifamily(2)			Consolidated
	February 9 - December 31	January 1 - February 8	February 9 - December 31	January 1 - February 8	Adjustments(3)	February 9 - December 31	January 1 - February 8
Revenues	$202,775	$24,480	$31,706	$4,063	$	$234,481	$28,543
Adjusted EBITDA(4)	61,281	7,228	14,616	1,780		75,897	9,008
Amortization of intangibles and depreciation expense	37,954	6,112	5,788	526		43,742	6,638
Amortization of deferred costs in excess of amortization of deferred revenues	7,937	2,239	552	598		8,489	2,837
Change of control and debt restructuring costs	—	5,939	—	—		—	5,939
Corporate consolidation costs	—	—	2,339	—		2,339	—
Key employee retention plan expense	—	354	—	81		—	435
Segment assets	389,007	—	64,529	—	(17,234)	436,302	—
Expenditures for property	5,516	249	164	1		5,680	250
Investment in new accounts and rental equipment, net	21,835	1,902	1,439	325		23,274	2,227

	For the year ended December 31, 2004
	Protection One Monitoring(1)	Network Multi- family(2)	Adjustments(3)	Consolidated
Revenue	$231,513	$37,746	$	$269,259
Adjusted EBITDA (4)	71,414	16,402		87,816
Amortization of intangibles and depreciation expense	73,560	4,895		78,455
Amortization of deferred costs in excess of amortization of deferred revenues	16,757	4,785		21,542
Change in control, debt restructuring and retention bonus expense	25,681	2,167		27,848
Segment assets	446,689	82,676	(68,321)	461,044
Expenditures for property	8,830	493		9,323
Investment in new accounts, net	18,585	2,832		21,417

	For the year ended December 31, 2003
	Protection One Monitoring(1)	Network Multi- family(2)	Adjustments(3)	Consolidated
Revenue	$238,999	$38,086	$	$277,085
Adjusted EBITDA (4)	73,161	15,652		88,813
Amortization of intangibles and depreciation expense	75,335	4,917		80,252
Amortization of deferred costs in excess of amortization of deferred revenues	12,874	4,153		17,027
Retention bonus and sale expense	4,674	1,493		6,167
Segment assets	778,384	91,331	(60,693)	809,022
Expenditures for property	6,553	897		7,450
Investment in new accounts, net	19,623	4,659		24,282

(1)   Includes allocation of holding company expenses reducing Adjusted EBITDA by $3.5 million, $0.3 million, $3.0 million and $7.0 million for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, and for the years ended December 31, 2004 and 2003, respectively.

(2)   Includes allocation of holding company expenses reducing Adjusted EBITDA by $0.9 million, $0.1 million, $0.7 million and $1.8 million for the periods February 9, 2005 through December 31, 2005 and January 1, 2005 through February 8, 2005, and for the years ended December 31, 2004 and 2003, respectively.

(3)   Adjustment to eliminate intersegment accounts receivable.

(4)   Adjusted EBITDA is used by management in evaluating segment performance and allocating resources, and management believes it is used by many analysts following the security industry. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States of America (“GAAP”), such as income (loss) before income taxes or cash flow from operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing the consolidated financial performance of the Company. See the table below for the reconciliation of Adjusted EBITDA to consolidated income (loss) before income taxes. The Company’s calculation of Adjusted EBITDA may be different from the calculation used by other companies and comparability may be limited. Management believes that presentation of a non-GAAP financial measure such as Adjusted EBITDA is useful because it allows investors and management to evaluate and compare the Company’s operating results from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures.

	Consolidated
	February 9 - December 31	January 1 - February 8	Year Ended December 31,
	2005		2004	2003
	(Dollars in thousands)
Income (loss) before income taxes	$(15,276)	$(11,370)	$(84,327)	$(51,905)
Plus:
Interest expense	30,634	4,544	44,398	40,101
Amortization of intangibles and depreciation expense	43,742	6,638	78,455	80,252
Amortization of deferred costs in excess of amortization of deferred revenues	8,489	2,837	21,542	17,027
Change in control and debt restructuring costs	—	5,939	24,382	—
Key employee retention plan expense (a)	—	435	3,466	6,167
Corporate consolidation costs (b)	2,339	—	—	—
Loss on retirement of debt	6,657	—	47	—
Less:
Other income	(688)	(15)	(147)	(2,829)
Adjusted EBITDA	$75,897	$9,008	$87,816	$88,813

(a)    The Company entered into agreements with selected individuals to retain their services through sale and restructuring activities. The cost of these agreements is recorded in general and administrative expense.

(b)   Network Multifamily severance and retention expense related to corporate consolidation.

15.   Summarized Combined Financial Information of the Subsidiary Guarantors of Debt:

Protection One Alarm Monitoring, Inc., a wholly-owned subsidiary of the Company, is the primary obligor for all outstanding debt securities (see Note 6, “Debt”). These debt securities are fully and unconditionally guaranteed by Protection One, Inc. and wholly owned subsidiaries of Protection One Alarm Monitoring, Inc. The following tables present condensed consolidating financial information for Protection One, Inc., Protection One Alarm Monitoring, Inc., and all other subsidiaries. Condensed financial information for Protection One, Inc. and Protection One Alarm Monitoring, Inc. on a stand-alone basis is presented using the equity method of accounting for subsidiaries in which they own or control twenty percent or more of the voting shares.

Condensed Consolidating Statement of Operations
For the Period February 9, 2005 through December 31, 2005
(dollar amounts in thousands)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenues:
Monitoring and related services	$—	$178,346	$41,129	$—	$219,475
Other	—	14,918	88	—	15,006
Total revenues	—	193,264	41,217	—	234,481
Cost of revenues:
Monitoring and related services	—	51,401	10,842	—	62,243
Other	—	18,145	671	—	18,816
Total cost of revenues	—	69,546	11,513	—	81,059
Operating expenses
Selling	—	26,690	2,166	—	28,856
General and administrative	4,590	43,822	8,746	—	57,158
Corporate consolidation costs	—	—	2,339	—	2,339
Amortization and depreciation	4	37,140	6,598	—	43,742
Holding company allocation	(4,371)	3,497	874	—	—
Corporate overhead allocation	—	(897)	897	—	—
Total operating expenses	223	110,252	21,620	—	132,095
Operating income (loss)	(223)	13,466	8,084	—	21,327
Other income (expense)
Interest expense (a)	—	(27,950)	(733)	—	(28,683)
Related party interest	—	(1,951)	—	—	(1,951)
Loss on retirement of debt	—	(6,657)	—	—	(6,657)
Other	—	20,288	(34)	(19,566)	688
Equity earnings in subsidiary	4,201	7,005	—	(11,206)	—
Income (loss) from continuing operations before income taxes	3,978	4,201	7,317	(30,772)	(15,276)
Income tax expense	—	—	(312)		(312)
Net income (loss)	$3,978	$4,201	$7,005	$(30,772)	$(15,588)

(a)           Protection One Alarm Monitoring, Inc. allocated $740 of its interest expense to Network Multifamily.

Condensed Consolidating Statement of Operations
For the Period January 1, 2005 through February 8, 2005
(dollar amounts in thousands)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenues:
Monitoring and related services	$—	$21,455	$5,000	$—	$26,455
Other	—	1,916	172	—	2,088
Total revenues	—	23,371	5,172	—	28,543
Cost of revenues:
Monitoring and related services	—	6,151	1,249	—	7,400
Other	—	2,571	743	—	3,314
Total cost of revenues	—	8,722	1,992	—	10,714
Operating expenses
Selling	—	3,699	290	—	3,989
General and administrative	792	6,054	1,258	—	8,104
Change of control and debt restructuring costs	5,939	—	—	—	5,939
Amortization and depreciation	—	6,058	580	—	6,638
Holding company allocation	(437)	350	87	—	—
Corporate overhead allocation	—	(110)	110	—	—
Total operating expenses	6,294	16,051	2,325	—	24,670
Operating income (loss)	(6,294)	(1,402)	855	—	(6,841)
Other income (expense)
Interest expense (a)	—	(2,499)	(103)	—	(2,602)
Related party interest	—	(1,942)	—	—	(1,942)
Other	—	15	—	—	15
Equity earnings (loss) in subsidiary	(5,111)	717	—	4,394	—
Income (loss) from continuing operations before income taxes	(11,405)	(5,111)	752	4,394	(11,370)
Income tax expense	—	—	(35)	—	(35)
Net income (loss)	$(11,405)	$(5,111)	$717	$4,394	$(11,405)

(a)           Protection One Alarm Monitoring, Inc. allocated $103 of its interest expense to Network Multifamily.

Condensed Consolidating Statement of Operations
For the year ended December 31, 2004
(dollar amounts in thousands)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenues:
Monitoring and related services	$—	$201,228	$46,270	$—	$247,498
Other	—	20,089	1,672	—	21,761
Total revenues	—	221,317	47,942	—	269,259
Cost of revenues:
Monitoring and related services	—	57,292	12,306	—	69,598
Other	—	25,810	6,171	—	31,981
Total cost of revenues	—	83,102	18,477	—	101,579
Operating expenses:
Selling	—	30,733	2,762	—	33,495
General and administrative	4,752	56,124	10,501	—	71,377
Change in control and debt restructuring costs	22,839	—	1,543	—	24,382
Amortization and depreciation	2	73,046	5,407	—	78,455
Holding company allocation	(3,720)	2,976	744	—	—
Corporate overhead allocation	—	(1,123)	1,123	—	—
Total operating expense	23,873	161,756	22,080	—	207,709
Operating income (loss)	(23,873)	(23,541)	7,385	—	(40,029)
Other income (loss):
Interest income (expense) (a)	—	(22,744)	(3,572)	—	(26,316)
Related party interest	—	(18,082)	—	—	(18,082)
Loss on retirement of debt	—	(47)	—	—	(47)
Other	—	147	—	—	147
Equity loss in subsidiary	(302,029)	(231)	—	302,260	—
Loss from continuing operations before income taxes	(325,902)	(64,498)	3,813	302,260	(84,327)
Income tax (expense) benefit	1,996	(237,531)	(4,044)		(239,579)
Net income (loss)	$(323,906)	$(302,029)	$(231)	$302,260	$(323,906)

(a)           Protection One Alarm Monitoring, Inc. allocated $3,576 of its interest expense to Network Multifamily.

Condensed Consolidating Statement of Operations
For the year ended December 31, 2003
(dollar amounts in thousands)

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
Revenues:
Monitoring and related services	$—	$210,445	$45,821	$—	$256,266
Other	—	18,823	1,996	—	20,819
Total revenues	—	229,268	47,817	—	277,085
Cost of revenues:
Monitoring and related services	—	60,667	12,538	—	73,205
Other	—	23,117	5,883	—	29,000
Total cost of revenues	—	83,784	18,421	—	102,205
Operating expenses:
Selling	—	28,563	2,954	—	31,517
General and administrative	8,798	58,423	10,523	—	77,744
Amortization and depreciation	2	74,860	5,390	—	80,252
Holding company allocation	(8,798)	7,038	1,760	—	—
Corporate overhead allocation	—	(1,040)	1,040	—	—
Aviation services	(661)	—	661	—	—
Total operating expense	(659)	167,844	22,328	—	189,513
Operating income (loss)	659	(22,360)	7,068	—	(14,633)
Other income (loss):
Interest income (expense) (a)	577	(20,754)	(4,910)	—	(25,087)
Related party interest	—	(15,014)	—	—	(15,014)
Other	(161)	2,990	—	—	2,829
Equity loss in subsidiary	(34,934)	(411)	—	35,345	—
Income (loss) from continuing operations before income taxes	(33,859)	(55,549)	2,158	35,345	(51,905)
Income tax (expense) benefit	(552)	21,200	(3,154)		17,494
Net loss	$(34,411)	$(34,349)	$(996)	$35,345	$(34,411)

(a)           Protection One Alarm Monitoring, Inc. allocated $4,930 of its interest expense to Network Multifamily

Condensed Consolidating Balance Sheet
December 31, 2005
(dollar amounts in thousands)

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
Assets
Current Assets
Cash and cash equivalents	$—	$19,468	$425	$—	$19,893
Receivables, net	—	23,526	6,335	—	29,861
Inventories, net	—	2,790	1,676	—	4,466
Prepaid expenses	28	2,497	658	—	3,183
Other miscellaneous receivables	—	111	—	—	111
Other	—	3,062	10	—	3,072
Total current assets	28	51,454	9,104	—	60,586
Restricted cash	—	1,597	—	—	1,597
Property and equipment, net	10	19,823	1,720	—	21,553
Customer accounts, net	—	187,570	45,305	—	232,875
Goodwill	—	6,142	6,018	—	12,160
Trade name	—	22,987	2,825		25,812
Deferred customer acquisition costs	—	66,253	6,945	—	73,198
Other	—	8,518	3	—	8,521
Accounts receivable (payable) from (to) associated companies	7,752	9,481	(17,233)	—	—
Investment in POAMI	1,237	—	—	(1,237)	—
Investment in subsidiary guarantors	—	47,852	—	(47,852)	—
Total assets	$9,027	$421,677	$54,687	$(49,089)	$436,302
Liabilities and Stockholder Equity
Current liabilities:
Current portion of long-term debt	$—	$2,356	$—	$—	$2,356
Accounts payable	—	2,601	125	—	2,726
Accrued liabilities	960	21,492	1,648	—	24,100
Deferred revenue	—	33,159	3,312	—	36,471
Total current liabilities	960	59,608	5,085	—	65,653
Long-term debt, net of current portion	—	321,293	—	—	321,293
Deferred customer acquisition revenue	—	38,746	1,127	—	39,873
Other	—	793	623	—	1,416
Total Liabilities	960	420,440	6,835	—	428,235
Stockholders’ Equity
Common stock	182	2	1	(3)	182
Additional paid in capital	159,939	1,416,051	202,457	(1,618,508)	159,939
Accumulated other comprehensive loss	(107)	(107)	—	107	(107)
Deficit	(151,947)	(1,414,709)	(154,606)	1,569,315	(151,947)
Total stockholders’ equity	8,067	1,237	47,852	(49,089)	8,067
Total liabilities and stockholders’ equity	$9,027	$421,677	$54,687	$(49,089)	$436,302

Condensed Consolidating Balance Sheet
December 31, 2004
(dollar amounts in thousands)

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
Assets
Current Assets
Cash and cash equivalents	$—	$51,944	$584	$—	$52,528
Restricted cash	—	926	—	—	926
Receivables, net	—	20,662	3,557	—	24,219
Inventories, net	—	3,016	2,212	—	5,228
Prepaid expenses	248	4,567	978	—	5,793
Other miscellaneous receivables	—	5,494	—	—	5,494
Other	—	2,336	39	—	2,375
Total current assets	248	88,945	7,370	—	96,563
Property and equipment, net	14	29,061	2,077	—	31,152
Customer accounts, net	—	166,542	9,613	—	176,155
Goodwill	—	—	41,847	—	41,847
Deferred customer acquisition costs	—	82,496	24,814	—	107,310
Other	—	8,017	—	—	8,017
Accounts receivable (payable) to (from associated companies (a)	(33,088)	85,144	(52,056)	—	—
Investment in POAMI	(141,475)	—	—	141,475	—
Investment in subsidiary guarantors	—	22,738	—	(22,738)	—
Total assets	$(174,301)	$482,943	$33,665	$118,737	$461,044
Liabilities and Stockholder Equity (Deficiency in Assets)
Current liabilities:
Current portion of long-term debt	$—	$395,417	$—	$—	$395,417
Accounts payable	—	1,496	770	—	2,266
Accrued liabilities	3,308	31,164	2,616	—	37,088
Due to related parties	—	335	—	—	335
Deferred revenue	—	32,447	1,570	—	34,017
Total current liabilities	3,308	460,859	4,956	—	469,123
Long-term debt, net of current portion	—	110,340	—	—	110,340
Deferred customer acquisition revenue	—	52,186	5,247	—	57,433
Other	—	1,033	724	—	1,757
Total Liabilities	3,308	624,418	10,927	—	638,653
Stockholders’ Equity (Deficiency in Assets)
Common stock	26	2	1	(3)	26
Additional paid in capital	1,380,728	1,344,051	161,232	(1,505,283)	1,380,728
Accumulated other comprehensive income	162	162	—	(162)	162
Deficit	(1,523,913)	(1,485,690)	(138,495)	1,624,185	(1,523,913)
Treasury stock	(34,612)	—	—	—	(34,612)
Total stockholders’ equity (deficiency in assets)	(177,609)	(141,475)	22,738	118,737	(177,609)
Total liabilities and stockholders’ equity (deficiency in assets)	$(174,301)	$482,943	$33,665	$118,737	$461,044

(a)           Includes $53,873 payable to Protection One Alarm Monitoring from Network Multifamily related to allocations of interest charges.

Condensed Consolidating Statement of Cash Flows
For the Period February 9, 2005 through December 31, 2005
(dollar amounts in thousands)

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(1,853)	$29,541	$12,725	$—	$40,413
Cash flows from investing activities:
Deferred customer acquisition costs	—	(45,257)	(1,605)	—	(46,862)
Deferred customer acquisition revenue	—	24,193	167	—	24,360
Investment in non-monitored leased equipment	—	(772)	—	—	(772)
Purchase of property and equipment	—	(5,400)	(280)	—	(5,680)
Increase in restricted cash	—	(631)	—	—	(631)
Proceeds from redemption of preferred stock	—	4,399	—	—	4,399
Proceeds from disposition of marketable securities and other assets	—	946	89	—	1,035
Net cash used in investing activities	—	(22,522)	(1,629)	—	(24,151)
Cash flows from financing activities:
Payments on long-term debt	—	(212,714)	—	—	(212,714)
Payment on credit facility	—	(81,000)	—	—	(81,000)
Proceeds from borrowings	—	250,000	—	—	250,000
Proceeds from sale of common stock	1,750	—	—	—	1,750
Debt issue costs	—	(6,978)	—	—	(6,978)
Stock issue costs	(270)	—	—	—	(270)
Payment for interest rate cap	—	(922)	—	—	(922)
To (from) related companies	373	10,806	(11,179)	—	—
Net cash provided by (used in) financing activities	1,853	(40,808)	(11,179)	—	(50,134)
Net decrease in cash and cash equivalents	—	(33,789)	(83)	—	(33,872)
Cash and cash equivalents:
Beginning of period	—	53,257	508	—	53,765
End of period	$—	$19,468	$425	$—	$19,893

Condensed Consolidating Statement of Cash Flows
For the Period January 1, 2005 through February 8, 2005
(dollar amounts in thousands)

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(6,787)	$8,265	$2,232	$—	$3,710
Cash flows from investing activities:
Deferred customer acquisition costs	—	(4,049)	(169)	—	(4,218)
Deferred customer acquisition revenue	—	2,147	(156)	—	1,991
Purchase of property and equipment	—	(249)	(1)	—	(250)
Proceeds from disposition of assets and sale of customer accounts	—	—	4	—	4
Net cash used in investing activities	—	(2,151)	(322)	—	(2,473)
Cash flows from financing activities:
To (from) related companies	6,787	(4,801)	(1,986)	—	—
Net cash provided by (used in) financing activities	6,787	(4,801)	(1,986)	—	—
Net increase (decrease) in cash and cash equivalents	—	1,313	(76)	—	1,237
Cash and cash equivalents:
Beginning of period	—	51,944	584	—	52,528
End of period	$—	$53,257	$508	$—	$53,765

Consolidating Condensed Statement of Cash Flows
December 31, 2004
(dollar amounts in thousands)

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(17,875)	$68,750	$10,939	$—	$61,814
Cash flows from investing activities:
Installation and purchases of new accounts	—	—	(14)	—	(14)
Deferred customer acquisition costs	—	(39,267)	(3,453)	—	(42,720)
Deferred customer acquisition revenue	—	20,697	620	—	21,317
Purchase of property and equipment	(13)	(8,666)	(644)	—	(9,323)
Proceeds from disposition of assets and sale of customer accounts	—	329	42	—	371
Net cash used in investing activities	(13)	(26,907)	(3,449)	—	(30,369)
Cash flows from financing activities:
Payment on long-term debt	—	(14,500)	—	—	(14,500)
Proceeds from sale of trademark	—	160	—	—	160
Funding from Westar	(53)	273	—	—	220
Due to (from) related companies	17,941	(9,663)	(8,278)	—	—
Net cash provided by (used in) financing activities	17,888	(23,730)	(8,278)	—	(14,120)
Net increase (decrease) in cash and cash equivalents	—	18,113	(788)	—	17,325
Cash and cash equivalents:
Beginning of period	—	33,831	1,372	—	35,203
End of period	$—	$51,944	$584	$—	$52,528

Consolidating Condensed Statement of Cash Flows
December 31, 2003
(dollar amounts in thousands)

		Protection
	Protection	One Alarm	Subsidiary
	One, Inc.	Monitoring	Guarantors	Eliminations	Consolidated
Net cash provided by operating activities	$846	$46,841	$11,348	$—	$59,035
Cash flows from investing activities:
Installation and purchases of new accounts	—	(296)	(15)	—	(311)
Deferred customer acquisition costs	—	(37,457)	(5,366)	—	(42,823)
Deferred customer acquisition revenue	—	18,145	707	—	18,852
Purchase of property and equipment	(3)	(6,227)	(1,220)	—	(7,450)
Sale of AV-One, Inc.	1,411	—	—	—	1,411
Proceeds from disposition of assets and sale of customer accounts	19	2,702	129	—	2,850
Net cash provided by (used in) investing activities	1,427	(23,133)	(5,765)	—	(27,471)
Cash flows from financing activities:
Payment on long-term debt	—	(10,159)	—	—	(10,159)
Sale of parent company stock held as treasury	11,940	—	—	—	11,940
Purchase of treasury stock	(3)	—	—	—	(3)
Proceeds from sale of trademark	—	450	—	—	450
Issuance costs and other	285	74	—	—	359
Funding from Westar	599	(1,321)	—	—	(722)
Due to (from) related companies	(15,094)	20,590	(5,496)	—	—
Net cash provided by (used in) financing activities	(2,273)	9,634	(5,496)	—	1,865
Net cash provided by discontinued operations from operating activities	—	229	—	—	229
Net increase (decrease) in cash and cash equivalents	—	33,571	87	—	33,658
Cash and cash equivalents:
Beginning of period	—	260	1,285	—	1,545
End of period	$—	$33,831	$1,372	$—	$35,203

16.          Unaudited Quarterly Financial Information:

The following is a summary of the unaudited quarterly financial information for 2005 and 2004, respectively (in thousands, except per share amounts). The operating results for the quarters ended September 30, 2005 and December 31, 2005 have been restated to give effect to the restatement related to the over depreciation of property and equipment, as discussed in Note 17.

	January 1-	February 9-	Quarter Ended
	February 8	March 31	June 30	September 30		December 31
				(As Originally Reported)	(As Restated)	(As Originally Reported)	(As Restated)
2005
Revenues	$28,543	$36,911	$65,441	$65,623	$65,623	$66,506	$66,506
Net loss	$(11,405)	$(3,242)	$(7,891)	$(3,285)	$(2,212)	$(3,317)	$(2,243)
Basic and diluted income (loss) per share:
Net income (loss)	$(5.80)	$(0.18)	$(0.43)	$(0.18)	$(0.12)	$(0.18)	$(0.13)
Weighted average number of shares of common stock outstanding	1,966	18,199	18,199	18,199	18,199	18,199	18,199

	Quarter Ended
	March 31	June 30	September 30	December 31
2004
Revenues	$67,132	$67,274	$67,528	$67,325
Net income (loss)	$(309,383)	$(16,616)	$(16,652)	$18,745
Basic and diluted loss per share:
Net income (loss)	$(157.37)	$(8.45)	$(8.47)	$9.53
Weighted average number of shares of common stock outstanding	1,966	1,966	1,966	1,966

17.          Restatement of Consolidated Financial Statements

Subsequent to the issuance of the December 31, 2005 consolidated financial statements, the Company identified an error in the calculation of depreciation expense in the period from February 9, 2005 through December 31, 2005. The error resulted in an overstatement of depreciation expense and an overstatement of net loss by approximately $2.1 million. The correction of this error is reflected in the restated results for the period February 9, 2005 through December 31, 2005 as follows:

	Amount as originally reported	Amount as restated
	(Dollars amounts in thousands)
Changes to Consolidated Balance Sheet
As of December 31, 2005
Property and equipment, net	$19,406	$21,553
Total Assets	$434,155	$436,302
Deficit	$(154,094)	$(151,947)
Stockholders’ equity	$5,920	$8,067
Total Liabilities and Stockholders’ equity	$434,155	$436,302

	Amount as originally reported	Amount as restated
	(Dollar amounts in thousands, except per share amounts)
Changes to Consolidated Statement of Operations and Comprehensive Loss
For the period February 9, 2005 through December 31, 2005
Amortization and depreciation	$45,889	$43,742
Total operating expenses	$134,242	$132,095
Operating income	$19,180	$21,327
Loss before income taxes	$(17,423)	$(15,276)
Net loss	$(17,735)	$(15,588)
Comprehensive loss	$(18,004)	$(15,857)
Net loss per common share, basic and diluted	$(0.97)	$(0.86)

PROTECTION ONE, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollar amounts in thousands)

Description	Balance at Beginning of period	Charged to costs and expenses	Deductions(a)	Balance at End of Period
Year ended December 31, 2003
Allowances deducted from assets for doubtful accounts	$6,270	$774	$(145)	$6,899
Year ended December 31, 2004
Allowances deducted from assets for doubtful accounts	$6,899	$729	$(2,052)	$5,576
Year ended December 31, 2005
Allowances deducted from assets for doubtful accounts	$5,576	$1,936	$(2,533)	$4,979

(a)           Results from write-offs and sales of accounts receivable.

ITEM              9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. As of December 31, 2005, the Company’s management, under the supervision and with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2005, our disclosure controls and procedures (a) were effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported, and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

On March 30, 2006, we identified a material weakness in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected.  Specifically, the amount of depreciation calculated on equipment that had been revalued as part of our push down adjustments was overstated by $2.1 million for the period February 9, 2005 through December 31, 2005. Accordingly, these controls were reevaluated.

On March 30, 2006, the Company’s management, under the supervision and with the participation of our chief executive officer and our chief financial officer, concluded that our disclosure controls and procedures as of December 31, 2005 did not provide reasonable assurance of their effectiveness with respect to our accounting for depreciation of certain equipment because the Company did not adequately design and maintain effective controls over the preparation, review, presentation and disclosure of the amount of depreciation included in the Company’s Consolidated Financial Statements, which resulted in misstatements therein.

To remediate this material weakness in the Company’s internal control over financial reporting, in the first quarter of 2006, the Company implemented additional review procedures over the calculation of depreciation of assets revalued as part of the push down accounting adjustments.

During the fourth fiscal quarter ended December 31, 2005, no change in our internal control over financial reporting occurred that, in our judgment, either materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the first quarter of 2006, however, we made changes to our internal control over financial reporting in connection with the preparation, review, presentation and disclosure of the amount of depreciation included in our Consolidated Financial Statements, which resulted in the discovery of the error described above.

Our management, including our chief executive officer and chief financial officer, recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objectives.

PART IV

ITEM              15. EXHIBITS, FINANCIAL STATEMENT

(a)   1.              The following financial statements are included in Item 8, “Financial Statements and Supplementary Data.”

Consolidated Balance Sheets
Consolidated Statements of Operations and Comprehensive Loss
Consolidated Statements of Cash Flows
Consolidated Statements of Stockholders’ Equity (Deficiency in Assets)

2.                 The following financial statement schedule is included in Item 8, “Financial Statements and Supplementary Data.”

Schedule II — Valuation and Qualifying Accounts.

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3.   The following documents are filed or furnished as a part of this report:

Exhibit No.	Exhibit Description
3.1

Amended and Restated Certificate of Incorporation, effective as of February 8, 2005 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by POI and Monitoring for the year ended December 31, 2004, as amended (the “Fiscal 2004 Form 10-K, as amended”)).

3.2

Certificate of Incorporation of Monitoring, as amended (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-3 (Registration Number 333-09401) originally filed by Monitoring and, inter alia, POI on August 1, 1996 (the “August 1996 Form S-3”)).

3.3

By-laws of Protection One, Inc., as amended and restated June 24, 2004 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring for the quarter ended June 30, 2004).

3.4

By-laws of Protection One Alarm Monitoring, Inc., as amended and restated June 24, 2004 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring for the quarter ended June 30, 2004).

4.1

Indenture dated as of May 17, 1995, among Monitoring, as Issuer, POI, inter alia, as Guarantor, and The First National Bank of Boston (“FNBB”), as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (Registration No. 33-94684) originally filed by POI and, inter alia, Monitoring on July 18, 1995 (the “1995 Form S-4”)).

4.2

First Supplemental Indenture dated as of July 26, 1996, among Monitoring, as Issuer, POI, inter alia, as Guarantor and State Street Bank and Trust Company (“SSBTC”) as successor to FNBB as Trustee (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by POI and Monitoring of the year ended September 30, 1996 (the “Fiscal 1996 Form 10-K”)).

4.3

Second Supplemental Indenture dated as of October 28, 1996, among Monitoring as Issuer, POI inter alia, as Guarantor and SSBTC as Trustee (incorporated by reference to Exhibit 4.3 to the Fiscal 1996 Form 10-K)).

4.4

Third Supplemental Indenture dated as of February 14, 2000 among Monitoring as Issuer, POI inter alia, as Guarantor and SSBTC as Trustee (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed by POI and Monitoring for the year ended December 31, 2000 (the “Fiscal 2000 Form 10-K”)).

4.5

Indenture, dated as of August 17, 1998, among Monitoring, as issuer, POI as guarantor, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed by POI and Monitoring on September 22, 1998).

4.6

Indenture, dated as of December 21, 1998, among Monitoring, as issuer, POI, as guarantor, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 10-K filed by POI and Monitoring for the year ended December 31, 1998 (the “Fiscal 1998 Form 10-K”)).

10.1	Warrant Agreement dated as of May 17, 1995, between POI and The First National Bank of Boston, as Warrant Agent (incorporated by reference to Exhibit 10.40 to the 1995 Form S-4).
10.2	1994 Stock Option Plan of POI, as amended (incorporated by reference to Exhibit 10.23 to the Fiscal 1996 Form 10-K).*

10.3	1997 Long-Term Incentive Plan of POI, as amended (incorporated by reference to Exhibit 10.3 to the Fiscal 2004 Form 10-K, as amended).*
10.4	2004 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by POI and Monitoring dated February 8, 2005).*
10.5

Exchange Agreement dated as of November 12, 2004 by and among the Company, POI Acquisition L.L.C., POI Acquisition I, Inc. and Quadrangle Master Limited Funding Ltd (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by POI and Monitoring for the quarter ended September 30, 2004).

10.6

Registration Rights Agreement, dated December 21, 1998, among Monitoring, POI and various subsidiary guarantors and Morgan Stanley & Co. Incorporated, Chase Securities Inc, First Union Capital Markets, NationsBanc Montgomery Securities LLC and TD Securities (USA), Inc. (the “Placement Agents”) (incorporated by reference to Exhibit 99.2 to the Fiscal 1998 Form 10-K).

10.7

Notes Registration Rights Agreement dated as of May 17, 1995, among POI, Monitoring, Morgan Stanley & Co., Incorporated and Montgomery Securities (incorporated by reference to Exhibit 4.2 to the 1995 Form S-4).

10.8

Revolving Credit Agreement among Monitoring, borrower, NationsBank, N.A., administrative agent, First Union National Bank, syndication agent, Toronto Dominion (Texas), Inc., documentation agent, and Lenders named therein, dated December 21, 1998 (the “Revolving Credit Agreement”) (incorporated by reference to Exhibit 10.11 to the Fiscal 1998 Form 10-K).

10.9	First Amendment to the Revolving Credit Agreement, dated as of February 26, 1999 (incorporated by reference to Exhibit 10.12 to the Fiscal 1998 Form 10-K).
10.10

Second Amendment of Credit Agreement, effective as of February 29, 2000, between Monitoring and Westar Industries, Inc., as Administrative Agent and a Lender (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by POI and Monitoring dated February 29, 2000).

10.11

Third Amendment to the Revolving Credit Agreement, dated as of January 2, 2001, between Monitoring and Westar Industries, Inc., as Administrative Agent and as a Lender (incorporated by reference to Exhibit 10.15 to the Fiscal 2000 Form 10-K).

10.12

Fourth Amendment to the Revolving Credit Agreement, dated as of February 28, 2001, between Monitoring and Westar Industries, Inc., as Administrative Agent and as a Lender (incorporated by reference to Exhibit 10.16 to the Fiscal 2000 Form 10-K).

10.13

Fifth Amendment of Credit Agreement effective as of June 30, 2001 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by POI and Monitoring dated August 15, 2001).

10.14

Sixth Amendment of Credit Agreement effective as of November 1, 2001 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by POI and Monitoring dated November 14, 2001).

10.15

Seventh Amendment to Credit Agreement effective March 25, 2002 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.19 to the Fiscal 2001 Form 10-K).

10.16

Eighth Amendment of Credit Agreement effective as of June 3, 2002 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 13, 2002).

10.17

Ninth Amendment of Credit Agreement effective as of June 26, 2002 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 13, 2002).

10.19

Tenth Amendment of Credit Agreement effective as of July 25, 2002 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated November 14, 2002).

10.20

Eleventh Amendment of Credit Agreement effective as of August 26, 2002 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated November 14, 2002).

10.21

Twelfth Amendment of Credit Agreement effective as of September 11, 2002 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated November 14, 2002).

10.22

Thirteenth Amendment of Credit Agreement effective as of March 11, 2003 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by POI and Monitoring dated June 26, 2003).

10.23

Fourteenth Amendment of Credit Agreement effective as of June 20, 2003 between Protection One Alarm Monitoring, Inc. and Westar Industries, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by POI and Monitoring dated June 26, 2003).

10.24

Fifteenth Amendment of Credit Agreement effective as of March 23, 2004 between Protection One Alarm Monitoring, Inc. and POI Acquisition, L.L.C. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated May 13,2004).

10.25

Employment Agreement dated as of April 16, 2001 between Protection One, Inc. and Richard Ginsburg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by POI and Monitoring dated May 15, 2001).*

10.26

Employment Agreement dated March 18, 2003 between Protection One, Inc. and Richard Ginsburg (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by POI and Monitoring for the year ended December 31, 2002 (the “Fiscal 2002 Form 10-K”).*

10.27	Employment Agreement dated March 18, 2003 between Protection One, Inc. and Darius G. Nevin (incorporated by reference to Exhibit 10.26 to the Fiscal 2002 Form 10-K).*
10.28	Employment Agreement dated March 18, 2003 between Protection One, Inc. and Peter J. Pefanis (incorporated by reference to Exhibit 10.27 to the Fiscal 2002 Form 10-K).*
10.29	Employment Agreement dated March 18, 2003 between Protection One, Inc. and Mack Sands (incorporated by reference to Exhibit 10.28 to the Fiscal 2002 Form 10-K).*
10.30	Employment Agreement dated March 18, 2003 between Protection One, Inc. and Steve V. Williams (incorporated by reference to Exhibit 10.29 to the Fiscal 2002 Form 10-K).*

10.31

Letter Agreement dated November 1, 2001 between Westar Industries, Inc. and POI regarding management fee and financial advisory services (incorporated by reverence to Exhibit 10.23 to the Fiscal 2001 Form 10K).

10.32

Outsourcing Agreement between Westar Energy, Inc. and Protection One Data Services, Inc. dated July 1, 2002 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 13, 2002).

10.33

Westar Aviation, Inc. Stock Purchase Agreement dated as of June 5, 2002 by and between Westar Industries, Inc. and Protection One, Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 13, 2002).

10.34

Aircraft Reimbursement Agreement dated as of June 5, 2002 between AV ONE, Inc. (f/k/a Westar Aviation, Inc.) and Westar Industries (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 13, 2002).

10.35	Kansas Corporation Commission Order dated November 8, 2002 (incorporated by reference to Exhibit 99.2 to our Quarterly Report on Form 10-Q dated November 14, 2002).
10.36	Kansas Corporation Commission Order No. 55 dated December 23, 2002 (filed as Exhibit 99.1 to our December 30, 2002 Form 8-K).
10.37

Limited Stipulation and Agreement dated February 11, 2003, with the Staff of the Kansas Corporation Commission, Westar Energy, Inc., Westar Industries, Inc., Citizens’ Utility Ratepayer Board, MBIA Insurance Corporation and the Kansas Industrial Consumers (filed as Exhibit 99.1 to our February 11, 2003 Form 8-K).

10.38	Kansas Corporation Commission Order dated February 10, 2003 (filed as Exhibit 99.1 to our February 14, 2003 Form 8-K).
10.39

Partial Stipulation and Agreement dated February 25, 2003, with the Staff of the Kansas Corporation Commission, Westar Energy, Inc., Westar Industries, Inc. and MBIA Insurance Corporation (filed as Exhibit 99.1 to our February 25, 2003 Form 8-K).

10.40	Kansas Corporation Commission Order No. 62 approving Limited Stipulation and Agreement dated February 14, 2003 (incorporated by reference to Exhibit 10.39 to the Fiscal 2002 Form 10-K).
10.41	Kansas Corporation Commission Order No. 65 dated March 11, 2003 (filed as Exhibit 99.1 to our March 14, 2003 Form 8-K).
10.42

Letter dated March 19, 2003 from J. Eric Griffin of Protection One, Inc. to the Kansas Corporation Commission accepting the conditions of Kansas Corporation Commission Order No. 65. (incorporated by reference to Exhibit 10.41 to the Fiscal 2002 Form 10-K).

10.43

Letter dated March 19, 2003 from J. Eric Griffin of Protection One, Inc. to Martin J. Bregman of Westar Energy pursuant to Kansas Corporation Commission Order No. 65 (incorporated by reference to Exhibit 10.42 to the Fiscal 2002 Form 10-K).

10.44

Revolving Credit Facility Standstill Agreement dated as of February 17, 2004, among POI Acquisition, L.L.C., Protection One, Inc., Protection One Alarm Monitoring, Inc. and Network Multi-Family Security Corporation (filed as Exhibit 10.43 to our February 18, 2004 Form 8-K).

10.45	Equity Standstill Agreement dated as of February 17, 2004, by and between Protection One, Inc. and POI Acquisition I, Inc. (filed as Exhibit 10.44 to our February 18, 2004 Form 8-K).

10.46

Employment Agreement dated July 23, 2004 between Protection One, Inc., Protection One Alarm Monitoring, Inc and Richard Ginsburg (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 16, 2004).*

10.47

Employment Agreement dated July 23, 2004 between Protection One, Inc., Protection One Alarm Monitoring, Inc and Darius G. Nevin (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 16, 2004).*

10.48

Employment Agreement dated July 23, 2004 between Protection One, Inc., Protection One Alarm Monitoring, Inc and Peter J. Pefanis (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 16, 2004).*

10.49

Employment Agreement dated July 23, 2004 between Protection One, Inc., Protection One Alarm Monitoring, Inc and Steve V. Williams (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by POI and Monitoring dated August 16, 2004).*

10.50	Stockholders Agreement, dated as of February 8, 2005, by and between the Company and Quadrangle (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated February 8, 2005).
10.51

Registration Rights Agreement, dated as of February 8, 2005, by and between the Company and Quadrangle (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated February 8, 2005).

10.52	Form of Award Agreement under for Named Executive Officers under 2004 Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K dated February 8, 2005).*
10.53	Form of Award Agreement under for Non-Named Executive Officers under 2004 Stock Option Plan (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K dated February 8, 2005).*
10.54	Stock Appreciation Rights Plan (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K dated February 8, 2005).*
10.55	Form of Award Agreement under Stock Appreciation Rights Plan (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K dated February 8, 2005).*
10.56	Form of Management Stockholder Agreement, dated as of February 8, 2005 (incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K dated February 8, 2005).*
10.57	Senior Management 2004 Short-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K dated February 8, 2005).*
10.58

Employment Agreement dated July 23, 2004 between Protection One, Inc., Protection One Alarm Monitoring, Inc and J. Eric Griffin (incorporated by reference to Exhibit 10.58 to the Fiscal 2004 Form 10-K, as amended).*

10.59

First Amendment to Employment Agreement dated February 8, 2005 between Protection One, Inc., Protection One Alarm Monitoring, Inc and J. Eric Griffin (incorporated by reference to Exhibit 10.59 to the Fiscal 2004 Form 10-K, as amended).*

10.60	Senior Management 2005 Short-Term Incentive Plan (incorporated by reference to Exhibit 10.60 to the Fiscal 2004 Form 10-K, as amended).*
10.61

First Amendment to Employment Agreement dated February 8, 2005 between Protection One, Inc., Network Multi-Family Security Corporation, Protection One Alarm Monitoring, Inc. and Steven V. Williams (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated September 7, 2005).

16.1

Letter from Arthur Andersen LLP to the Securities and Exchange Commission re: Change in Certifying Accountant (incorporated by reference to Exhibit 16 to our Current Report on Form 8-K dated May 30, 2002).

21.1	Subsidiaries of POI and Monitoring (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by POI and Monitoring for the year ended December 31, 2005).
23.1	Consent of Deloitte & Touche LLP.+
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. +
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. +
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

*                    Each Exhibit marked with an asterisk constitutes a management contract or compensatory plan or arrangement required to be filed or incorporated by reference as an Exhibit to this report pursuant to Item 15(c) of Form 10-K.

+                Filed or furnished with the Annual Report on Form 10-K/A filed by Protection One for the year ended December 31, 2005.

(b)   The exhibits required by Item 601 of Regulation S-K are filed or furnished with the Annual Report on Form 10-K/A filed by Protection One for the year ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PROTECTION ONE, INC.
PROTECTION ONE aLARM mONITORING, INC.
Date: April 10, 2006	By:	/s/ DARIUS G. NEVIN
Darius G. Nevin
Executive Vice President and Chief Financial Manager

Annex E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒                                    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 1-12181-01		Commission file number: 1-12181
Protection One, Inc.		Protection One Alarm Monitoring, Inc.
(Exact name of registrant as specified in its charter)		(Exact name of registrant as specified in its charter)
Delaware	93-1063818	Delaware	93-1064579
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1035 N. 3rd Street, Suite 101, Lawrence, KS	66044	1035 N. 3rd Street, Suite 101, Lawrence, KS	66044
(Address of principal executive offices)	(Zip Code)	(Address of principal executive offices)	(Zip Code)

785-856-5500

(Registrant’s telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class
Common Stock, par value $.01 per share, of Protection One, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

As of June 30, 2005, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $4,653,564 based on the closing sale price as reported on the OTC Bulletin Board.

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at March 10, 2006
Common Stock, $0.01 par value per share	18,238,787 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Information Statement for the Annual Meeting of Stockholders to be held on or before July 15, 2006 (Information Statement)	Part I, II, III and IV

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the materials incorporated by reference herein include “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified as such because the context of the statement includes words such as we “believe,” “expect,” “anticipate,” “will,” “should” or other words of similar import. Similarly, statements herein that describe our objectives, plans or goals also are forward-looking statements. Such statements include those made on matters such as our earnings and financial condition, litigation, accounting matters, our business, our efforts to consolidate and reduce costs, our customer account acquisition strategy and attrition, our liquidity and sources of funding and our capital expenditures. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. Certain factors that could cause actual results to differ include: our history of losses, which are likely to continue; principal and interest payment requirements of our indebtedness; competition, including competition from companies that are larger than we are and have greater resources than we do; losses of our customers over time and difficulty acquiring new customers; changes in technology that may make our services less attractive or obsolete; the development of new services or service innovations by our competitors; potential liability for failure to respond adequately to alarm activations; changes in management; the potential for environmental or man-made catastrophes in areas of high customer account concentration; changes in conditions affecting the economy or security alarm monitoring service providers generally; and changes in federal, state or local government or other regulations or standards affecting our operations.

See also Item 1A, “Risk Factors” for a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements.

INTRODUCTION

Unless the context otherwise indicates, all references in this report to the “Company,” “Protection One,” “we,” “us” or “our” or similar words are to Protection One, Inc., its direct wholly owned subsidiary, Protection One Alarm Monitoring, Inc. and Protection One Alarm Monitoring’s wholly owned subsidiaries. Protection One’s sole asset is Protection One Alarm Monitoring and Protection One Alarm Monitoring’s wholly owned subsidiaries, and accordingly, there are no separate financial statements for Protection One Alarm Monitoring, Inc. Each of Protection One and Protection One Alarm Monitoring is a Delaware corporation organized in September 1991.

In February 2005, we completed a one-share-for-fifty-shares reverse stock split of our outstanding shares of common stock. All prior share and per share amounts included in this report give retroactive effect to the reverse stock split.

As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, we have ‘‘pushed down’’ Quadrangle’s basis to a proportionate amount of our underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. Due to the impact of the changes resulting from the push down accounting adjustments, the statement of operations data presentation separates our results into two periods:  (1) the period prior to the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the change in majority owner of the company in February 2004 and the new basis of accounting adopted in February 2005.

Stockholders and other security holders or buyers of our securities or our other creditors should not assume that material events subsequent to the date of this Form 10-K have not occurred.

ITEM 1.                BUSINESS

Overview

We are a leading national provider of security alarm monitoring services, providing installation, maintenance and electronic monitoring of alarm systems to single-family residential, commercial, multifamily and wholesale customers. We monitor signals originating from alarm systems designed to detect burglary, fire, medical, hold-up and environmental conditions, and from access control and closed-circuit-television (CCTV) systems. Most of our monitoring services and a large portion of the maintenance services we provide our customers are governed by multi-year contracts with automatic renewal provisions that provide us with recurring monthly revenue, or RMR. As of December 31, 2005, we had more than one million customers. Based on information provided by a leading industry publication, we are the third largest provider of electronic security monitoring services in the United States based on RMR.

Our business consists of two segments, Protection One Monitoring and Network Multifamily. Protection One Monitoring primarily provides residential and commercial electronic security system installation and alarm monitoring services directly to homeowners and businesses. Protection One Monitoring also provides wholesale alarm monitoring services to independent alarm companies. Network Multifamily provides electronic security system installation and alarm monitoring services to owners and managers of apartments, condominiums and other multifamily dwellings. We market our services to customers within these segments through separate internal sales and installation branch networks. Our monitoring and related services revenue for the period February 9, 2005 through December 31, 2005 and customer base compositions at December 31, 2005 were as follows:

	Percentage of Total
Market	Monitoring and Related Services Revenue	Sites
Single family and commercial	81.1%	50.9%
Wholesale	4.5	17.7
Protection One Monitoring Total	85.6%	68.6%
Network Multifamily Total	14.4	31.4
Total	100.0%	100.0%

For the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, we generated consolidated revenue of $234.5 million and $28.5 million, respectively. For the period February 9, 2005 through December 31, 2005, Protection One Monitoring accounted for 86.5% of consolidated revenues, or $202.8 million, while Network Multifamily accounted for the 13.5% of consolidated revenues, or $31.7 million. For the period January 1, 2005 through February 8, 2005, Protection One Monitoring accounting for 85.8% of consolidated revenues, or $24.5 million, while Network Multifamily accounted for 14.2% of consolidated revenues, or $4.0 million.

Financial information for the past three years for each of our business segments is presented in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and in Item 8, Note 14 “Segment Reporting,” and is incorporated herein by reference.

Protection One Monitoring

Protection One Monitoring provides installation, maintenance and monitoring of electronic security systems to single-family residential and commercial customers (our retail customers), and alarm monitoring services to independent alarm companies (our wholesale customers). Protection One Monitoring serves approximately 516,000 retail customers with no single customer comprising more than 1% of our total consolidated revenue. Protection One Monitoring serves retail customers from 63 field locations and three centralized monitoring centers.

Currently, our new retail customers are generated organically through our internal sales force. Our reliance on an internal sales force enables us to control the sales process from inception and to manage the level of customer care afforded.

Our wholesale business serves approximately 860 independent alarm monitoring companies representing approximately 179,000 customers. Typically, we act as the sole provider of monitoring services to independent monitoring companies. For the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, our wholesale business accounted for 4.2% and 4.1%, respectively, of our consolidated revenue.

Network Multifamily

Network Multifamily provides alarm monitoring service to owners and managers of apartments, condominiums and other multifamily dwellings. We believe Network Multifamily is the leading national provider of alarm monitoring services to the multifamily sector, with approximately 318,000 units in 602 cities.

Sources of Revenue

For both Protection One Monitoring and Network Multifamily, revenue is primarily generated from providing monitoring services. For the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, revenue generated from monitoring and related services accounted for 93.6% and 92.7%, respectively, of our total revenue.

Monitoring revenue is generated based on contracts that we enter into with our residential, commercial and multifamily customers. The typical initial contract term for residential and commercial customers is three to five years, and for multifamily customers is five to ten years, with automatic renewal provisions where permitted. We generate incremental contractual recurring revenue from a majority of our residential and commercial customers by providing additional services, such as maintenance.

For the periods February 9, 2005 through December 31, 2005, and January 1, 2005 through February 8, 2005, other revenues, derived principally from the sale of electronic security systems, contributed 6.4% and 7.3%, respectively, of our total revenue. Electronic security systems typically are provided at a loss in connection with generating new contracts for recurring monitoring services.

Recent Developments

In August 2005, we began efforts to consolidate management and other functions with our Network Multifamily subsidiary. Approximately forty positions were eliminated, including the President, Senior Vice President-Sales, Senior Vice President-Legal and Vice President-Finance. Approximately $2.3 million in severance and retention costs were accrued and approximately $2.2 million were paid in the year ended December 31, 2005. In the fourth quarter of 2005, Network Multifamily converted its billing system to Mastermind, which is the same billing system used by Protection One Alarm Monitoring, Inc. and as of January 1, 2006 Network Multifamily had also converted its general ledger, inventory management, accounts payable and payroll software to the same software currently used by Protection One Alarm Monitoring, Inc.

In December 2005, we moved our commercial monitoring operations from Portland, Maine, to Network Multifamily’s monitoring facility in Irving, Texas. Approximately twenty-four positions were eliminated related to the consolidation of the Portland monitoring center.

Industry and Competition

According to an industry publication, the market for electronic security system sales, leasing, installation, monitoring and service totaled approximately $27.0 billion in 2005. Over the past 10 years, the industry has grown at an estimated compounded annual rate of 8.5%. Factors driving this growth include heightened security awareness, demographic changes, an increase in dual income households, as well as improved capital spending dynamics for businesses.

According to the same industry publication, the industry is comprised of more than 14,000 small and mid-sized, regional participants, the vast majority of who generate annual revenue of less than $500,000. We believe our primary competitors with national scope include the following:

•       ADT Security Services, Inc., a subsidiary of Tyco International, Ltd;

•       Brinks Home Security, a subsidiary of The Brink’s Company;

•       Monitronics International, Inc.; and

•       SecurityCo, Inc., dba HSM, formerly called Honeywell Security Monitoring.

Competition in the security alarm industry is based primarily on market visibility, price, reputation for quality of services and systems, services offered and the ability to identify and to solicit prospective customers as they move into homes and businesses. We believe that we compete effectively with other national, regional and local security alarm companies.

Operations

Our operations consist principally of installing, servicing and monitoring premise intrusion and fire alarms in the United States.

Centralized Monitoring, Common Technology Platform and Customer Service

Customer Security Alarm Systems

Security alarm systems include many different types of devices installed at customers’ premises designed to detect or react to various occurrences or conditions, such as intrusion or the presence of fire or smoke. These devices are connected to a computerized control panel that communicates through wire line and/or wireless phone lines to one of our monitoring facilities. In most systems, control panels can identify the nature of the alarm and the areas within a building where the sensor was activated and can transmit that information to one of our central monitoring stations.

Customer Contracts

Our existing alarm monitoring customer contracts generally have initial terms ranging from three to ten years in duration, and, in most states, provide for automatic renewals for a fixed period (typically one year) unless we or the customer elect to cancel the contract at the end of its term. Since 2002, most new single-family residential customers have entered into contracts with an initial term of three years, and most new commercial customers have entered into contracts with an initial term of five years. Network Multifamily contracts have initial terms that range from five to ten years. Typically, customers sign alarm monitoring contracts that include a bundled monthly charge for monitoring and extended service protection, which covers the normal costs of repair of the security system. Customers may elect to sign an alarm monitoring contract providing for a reduced monthly charge that excludes extended service protection. A significant percentage of new residential and commercial customers also elect to include line security based on cellular technology in their service bundle.

Monitoring Facilities

We provide monitoring services to our customer base from three monitoring facilities. The table below provides additional detail about our monitoring facilities:

Location	Approximate Number of Customers Monitored	Primary Markets
Irving, TX	365,000	Multifamily/Commercial/ Residential
Longwood, FL	167,000	Wholesale/Residential
Wichita, KS	481,000	Residential/Commercial/ Wholesale

Our monitoring facilities operate 24 hours per day, seven days a week, including all holidays. Each monitoring facility incorporates the use of communications and computer systems that route incoming alarm signals and telephone calls to operators. Each operator within a monitoring facility monitors a computer screen that presents information concerning the nature of the alarm signal, the customer whose alarm has been activated and the premises at which such alarm is located. Other non-emergency administrative signals are generated by low battery status, arming and disarming of the alarm monitoring system and test signals, and such signals are processed automatically by computer. Depending upon the type of service for which the customer has contracted, monitoring facility personnel respond to alarms by relaying information to local fire or police departments, notifying the customer, or taking other appropriate action, such as dispatching alarm response personnel to the customers’ premises where this service is available.

All of our primary monitoring facilities are listed by Underwriters Laboratories, Inc., or UL, as protective signaling services stations. UL specifications for monitoring facilities include building integrity, back-up computer and power systems, staffing and standard operating procedures. In many jurisdictions, applicable law requires that security alarms for certain buildings be monitored by UL listed facilities. In addition, such listing is required by certain commercial customers’ insurance companies as a condition to insurance coverage.

Backup Facility

Our backup facility is in Wichita, Kansas and is a highly secure concrete building. This fully operable resource has the ability to backup all mission critical operations normally performed at our primary retail monitoring center. The structure is equipped with diverse voice and data telecommunication paths, backup power that includes standby uninterruptible power supplies, access control, video surveillance and data vaults. In addition, we have deployed hot redundancy for our entire complement of equipment essential in the remote monitoring of the retail security systems we offer. Furthermore, we have replicated the computer systems that are used to maintain our mission critical applications. This facility was purchased with the ability to be expanded for future internal growth and is actively used for other business-related operations.

Wholesale Monitoring

Through our Longwood and Wichita monitoring facilities, we provide wholesale monitoring services to independent alarm companies. Under the typical arrangement, alarm companies subcontract monitoring services to us, primarily because they cannot cost-effectively provide their own monitoring service. We may also provide billing and other services. These independent alarm companies retain ownership of monitoring contracts and are responsible for every other aspect of the relationship with customers, including field repair service.

Customer Care Services

Customer care personnel answer non-emergency telephone calls typically regarding service, billing and alarm activation issues. Most business hours customer care functions for our Protection One Monitoring retail customers are handled by our branches. During business hours, monitoring facility personnel receive inbound customer calls forwarded from branches when the latter are unable to answer within a specified number of rings. After-hours, all customer calls are forwarded to our monitoring facilities.

Customer care personnel in our Protection One Monitoring retail branches and in our monitoring facilities’ help desks assist customers in understanding and resolving minor service and operating issues related to security systems. Branch personnel schedule technician appointments. We also operate a dedicated telesales center in Wichita to address questions that retail customers or potential customers have about our services, as well as to perform outbound sales and marketing activities.

Enhanced Services

As a means of increasing revenues and enhancing customer satisfaction, we offer retail and wholesale customers an array of enhanced security services, including extended service protection, supervised monitoring services and telephone line security based on wireless technology. These services position us as a full service provider and give our sales representatives more features to sell in their solicitation of new customers. Enhanced services include:

•       Extended Service Protection, which covers the normal costs of repair of the security system during regular business hours.

•       Supervised Monitoring Service, which allows the alarm system to send various types of signals containing information on the use of the system, such as which users armed or disarmed the system and at what time of the day. This information is supplied to customers for use in connection with the management of their households or businesses. Supervised monitoring service can also include a daily automatic test feature.

•       Wireless Back-Up, which permits the alarm system to send signals over a cellular telephone or dedicated radio system in the event that regular telephone service is interrupted.

Branch Operations

We maintain approximately 63 field locations in the United States from which we provide some or all of the following services:  field repair, customer care, alarm response and sales services. Our nationwide network of branches operates in some of the largest cities in the United States and plays a critical role in enhancing customer satisfaction, reducing customer loss and building brand awareness. Repair services generate revenues primarily through billable field service calls and recurring payments under our extended service protection program. By focusing growth in targeted areas, we hope to increase the density of our customer base, which will permit more effective scheduling and routing of field service technicians and will create economies of scale.

Sales and Marketing

Our current customer acquisition strategy for our Protection One Monitoring retail segment relies primarily on internally generated sales. Our internal sales program for our Protection One Monitoring segment was started in February 2000 on a commission-only basis with a goal of creating accounts at a cost lower than our external programs. This program utilizes our existing branch infrastructure. The internal sales program for our Protection One Monitoring segment generated 53,974 accounts, 52,584 accounts and 50,731 accounts in 2005, 2004 and 2003, respectively. We operate a dedicated telesales center from which we respond to questions that customers or potential customers have about our services, support a marketing alliance with BellSouth Corporation (“BellSouth”) and provide quality control follow-up calls to customers for whom we recently provided installation or maintenance services.

We are a partner in a marketing alliance with BellSouth to offer monitored security services to the residential, single-family market and to businesses in 17 of the larger metropolitan markets in the nine-state BellSouth region. Under this agreement, we operate as “BellSouth Security Systems from Protection One” from our branches in the nine-state BellSouth region. BellSouth provides us with information about new owners of single-family residences and businesses in its territory and of transfers of existing BellSouth customers within its territory. We follow up on the information to create leads for our sales force. We pay BellSouth an upfront royalty for each new contract and a recurring royalty based on a percentage of recurring charges. Approximately one-fourth of our new accounts created in 2005 and one-fifth of our new accounts created in 2004 and 2003 were produced from this arrangement. The marketing alliance agreement may be terminated by either party upon 180 days’ notice or earlier upon occurrence of certain events.

Our retail sales professionals are responsible for identifying new prospects and closing new sales of monitoring systems and services. The sales force also generates revenue from selling equipment upgrades and add-ons to existing customers and by competing for those customers who are terminating their relationships with our competitors.

Our Network Multifamily segment utilizes a salaried and commissioned sales force to produce new accounts. Network Multifamily markets its services and products primarily to developers, owners and managers of apartment complexes and other multifamily dwellings. Network Multifamily sales and marketing activities consist of national and regional advertising, nationwide professional field sales efforts, prospective acquisition marketing efforts and professional industry-related association affiliation. Services are sold directly to the property owner, and payment is based on a monthly price on a per-unit basis. Ongoing service for the duration of the lease includes providing equipment, maintenance, 24-hour monitoring from our central monitoring station, customer service and individual market support. Property owner contracts generally have initial terms ranging from five to ten years in duration and provide for automatic renewal for a fixed period (typically five years) unless Network Multifamily or the customer elects to cancel the contract at the end of its term.

We continually evaluate our customer creation and marketing strategy, including evaluating each respective channel for economic returns, volume and other factors and may shift our strategy or focus, including the elimination of a particular channel.

Attrition

See Item 7,  “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Attrition,” which is incorporated herein by reference, for more information regarding attrition calculations, the impact of attrition on our operating results and customer attrition by business segment.

Intellectual Property

We own trademarks related to the name and logo for Protection One and Network Multifamily Security as well as a variety of trade and service marks related to individual services we provide. While we believe our trademarks and service marks and proprietary information are important to our business, we do not believe our inability to use any one of them, other than the trademarks we own in our name and logo, would have a material adverse effect on our business as a whole.

Regulatory Matters

A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. See Item 1A, “Risk Factors,” for additional information. Such measures include:

•       requiring permits for individual alarm systems and the revocation of such permits following a specified number of false alarms;

•       imposing fines on alarm customers or alarm monitoring companies for false alarms;

•       imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms;

•       requiring further verification of an alarm signal before the police will respond; and

•       subjecting alarm monitoring companies to fines or penalties for transmitting false alarms.

Our operations are subject to a variety of other laws, regulations, and licensing requirements of federal, state, and local authorities. In certain jurisdictions, we are required to obtain licenses or permits, to comply with standards governing employee selection and training, and to meet certain standards in the conduct of our business.

The alarm industry is also subject to requirements imposed by various insurance, approval, listing and standards organizations. Depending upon the type of customer served, the type of security service provided, and the requirements of the applicable local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

Our advertising and sales practices are regulated in the United States by both the Federal Trade Commission and state consumer protection laws. In addition, certain administrative requirements and laws of the jurisdictions in which we operate also regulate such practices. Such laws and regulations include restrictions on the manner in which we promote the sale of our security alarm systems and the obligation to provide purchasers of our alarm systems with rescission rights.

Our alarm monitoring business utilizes wire line and wireless telephone lines, radio frequencies, and broadband data circuits to transmit alarm signals. The cost of telephone lines and the type of equipment which may be used in telephone line transmission are currently regulated by both federal and state governments. The Federal Communications Commission and state public utilities commissions regulate the operation and utilization of radio frequencies.

Risk Management

The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions, or system failure, than may be inherent in other businesses. Substantially all of our alarm monitoring agreements, and other agreements, pursuant to which we sell our products and services contain provisions limiting liability to customers in an attempt to reduce this risk.

We carry insurance of various types, including general liability and professional liability insurance in amounts management considers adequate and customary for our industry and business. Our loss experience, and the loss experiences at other security service companies, may affect the availability and cost of such insurance. Some of our insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence.

Employees

At December 31, 2005, we had approximately 2,400 full and part time employees. Our workforce is not unionized.

Access to Company Information

We electronically file our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the Securities and Exchange Commission, or SEC. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

We make available, free of charge, through our website at www.protectionone.com, and by responding to requests addressed to our investor relations department, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports are available as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information contained on our website is not part of this document.

ITEM 1A:       RISK FACTORS

Please refer to the restated Risk Factors in Item 1A in the Protection One, Inc Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2005 located in Annex D.

ITEM 1B.       UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments as of March 10, 2006.

ITEM 2.                PROPERTIES

We maintain our executive offices at 1035 N. 3rd Street, Suite 101, Lawrence, Kansas 66044. We operate primarily from the following facilities, although we also lease office space for our approximately 63 field locations.

Location	Approximate Size (sq. ft.)	Lease/Own	Principal Purpose
Irving, TX	53,750	Lease	Multifamily monitoring facility/corporate legal center
Longwood, FL	20,000	Lease	Monitoring facility/administrative functions
Lawrence, KS	15,000	Lease	Financial/administrative headquarters
Wichita, KS	50,000	Own	Monitoring facility/administrative functions
Wichita, KS	122,000	Own	Backup monitoring center/administrative functions

ITEM 3.                LEGAL PROCEEDINGS

Information on our legal proceedings is set forth in Item 8, Note 13 “Commitments and Contingencies” of the Notes to Consolidated Financial Statements, which are incorporated herein by reference.

ITEM 4.                SUBMISSION OF MATTERS TO A VOTE OF STOCKHOLDERS

No matters were submitted to Protection One’s stockholders during the fourth quarter of 2005.

PART II

ITEM 5.                MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price Information

Our common stock was listed on the New York Stock Exchange under the symbol “POI” until the fourth quarter of 2003. Because our stock was trading below $1.00 (on a pre-reverse stock split basis), we did not meet listing requirements of the New York Stock Exchange. Since December 4, 2003, our stock has traded on the OTC Bulletin Board.  The table below sets forth for each of the calendar quarters indicated the high and low sales prices per share of our common stock, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On February 8, 2005 we effectuated a one-share-for-fifty shares reverse stock split. On February 9, 2005, our common stock symbol changed from “POIX” to “PONN.”

	High(a)	Low(a)
2004:
First Quarter	$36.00	$13.00
Second Quarter	25.00	9.00
Third Quarter	15.00	6.00
Fourth Quarter	18.50	8.00
2005:
First Quarter	$28.50	$13.50
Second Quarter	28.75	18.05
Third Quarter	18.10	13.85
Fourth Quarter	17.95	15.80

(a)    Stock prices presented give effect to the one-share-for-fifty shares reverse stock split on February 8, 2005.

Dividend Information

Holders of Protection One common stock are entitled to receive only dividends declared by the board of directors from funds legally available for dividends to stockholders. We did not declare or pay any dividends for the years ending December 31, 2005 or 2004.

The indentures governing the 8.125% senior subordinated notes due in 2009 and the bank credit facility restrict Protection One Alarm Monitoring’s ability to pay dividends or to make other distributions to its corporate parent. Consequently, these agreements restrict our ability to declare or pay any dividend on, or make any other distribution in respect of, our capital stock unless we satisfy the financial and other tests set forth in such agreements.

Number of Stockholders

As of March 10, 2006, there were approximately 852 stockholders of record who held shares of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The information called for by the item relating to “Securities Authorized for Issuance Under Equity Compensation Plans” is set forth under that heading in Item 12, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and is incorporated herein by reference.

ITEM 6.                SELECTED FINANCIAL DATA

Please refer to the restated Selected Financial Data in Item 6 in the Protection One, Inc Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2005 located in Annex D.

ITEM 7.                MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please refer to the restated Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 in the Protection One, Inc Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2005 located in Annex D.

ITEM 7A.        QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Our new bank credit facility is a variable rate debt instrument, and as of March 10, 2006, we had borrowings of $233.8 million outstanding. A 100 basis point change in the debt benchmark rate would affect pretax income by approximately $2.3 million. Interest rate caps purchased in the second quarter of 2005 cap LIBOR (i) for three years at 5% on a $75.0 million tranche of borrowings and (ii) for five years at 6% on a separate $75.0 million tranche.

ITEM 8.                FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Please refer to the restated Financial Statements and Supplementary Data in Item 8 in the Protection One, Inc Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2005 located in Annex D.

ITEM 9.                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with our accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure during the two most recent fiscal years.

ITEM 9A.        CONTROLS AND PROCEDURES

Please refer to the restated Controls and Procedures in Item 9A in the Protection One, Inc Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2005 located in Annex D.

ITEM 9B.       OTHER INFORMATION

There were no items required to be disclosed in a report on Form 8-K during the fourth quarter that were not reported.

PART III

ITEM 10.         DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

Information relating to our directors, nominees for directors and executive officers is set forth under the heading “Election of Directors” in the Proxy Statement or Information Statement relating to the Annual Meeting of Stockholders to be held in 2006, which will be filed with the Securities and Exchange Commission no later than April 30, 2006, and which is incorporated herein by reference.

ITEM 11.         EXECUTIVE COMPENSATION

Information relating to our executive officers and executive compensation is set forth under the heading “Executive Officers; Executive Compensation and Related Information” in the Proxy Statement or Information Statement relating to the Annual Meeting of Stockholders to be held in 2006, which will be filed with the Securities and Exchange Commission no later than April 30, 2006, and which is incorporated herein by reference.

ITEM 12.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information relating to the security ownership of certain beneficial owners and management is set forth under the heading “Security Ownership of Certain Beneficial Owners,” “Security Ownership of Management and Directors” and “Equity Compensation Plan Information” in the Proxy Statement or Information Statement relating to the Annual Meeting of Stockholders to be held in 2006, which will be filed with the Securities and Exchange Commission no later than April 30, 2006, and which is incorporated herein by reference.

ITEM 13.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information relating to certain relationships and related transactions concerning directors and executive officers is set forth under the heading “Certain Relationships and Related Transactions” in the Proxy Statement or Information Statement relating to the Annual Meeting of Stockholders to be held in 2006, which will be filed with the Securities and Exchange Commission no later than April 30, 2006, and which is incorporated herein by reference.

ITEM 14.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to our principal accountant fees and services is set forth under the heading “Relationship with Independent Public Accountants” in the Proxy Statement or Information Statement relating to the Annual Meeting of Stockholders to be held in 2006, which will be filed with the Securities and Exchange Commission no later than April 30, 2006, and which is incorporated herein by reference.

PART IV

ITEM 15.         EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Please refer to the related “Exhibits, Financial Statement Schedules” in Item 15 in the Protection One, Inc. Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2005 located in Annex D.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PROTECTION ONE, INC.
PROTECTION ONE ALARM MONITORING, INC.
Date: March 20, 2006	By:	/s/ DARIUS G. NEVIN
Darius G. Nevin,
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD GINSBURG	President, Chief Executive Officer and Director	March 20, 2006
Richard Ginsburg
/s/ DARIUS G. NEVIN	Executive Vice President and Chief Financial Officer	March 20, 2006
Darius G. Nevin
/s/ ERIC A. DEVIN	Vice President, Treasurer, Controller and Assistant	March 20, 2006
Eric A. Devin,	Secretary
/s/ ROBERT J. MCGUIRE	Director	March 20, 2006
Robert J. McGuire
/s/ STEVEN RATTNER	Director	March 20, 2006
Steven Rattner
/s/ DAVID A. TANNER	Director	March 20, 2006
David A. Tanner
/s/ MICHAEL WEINSTOCK	Director	March 20, 2006
Michael Weinstock

Annex F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2006
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

1-12181-01	1-12181
(Commission File Number)	(Commission File Number)
PROTECTION ONE, INC.	PROTECTION ONE ALARM MONITORING, INC.
(Exact Name of Registrant	(Exact Name of Registrant
As Specified In its Charter)	As Specified In its Charter)
Delaware	Delaware
(State or Other Jurisdiction	(State or Other Jurisdiction
Of Incorporation or Organization)	Of Incorporation or Organization)
93-1063818	93-1064579
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
1035 N. Third Street, Suite 101	1035 N. Third Street, Suite 101
Lawrence, Kansas 66044	Lawrence, Kansas 66044
(Address of Principal Executive Offices,	(Address of Principal Executive Offices,
Including Zip Code)	Including Zip Code)
(785) 856-5500	(785) 856-5500
(Registrant’s Telephone Number,	(Registrant’s Telephone Number,
Including Area Code)	Including Area Code)

Indicate by check mark whether each of the registrants (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that such registrants were required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether either registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of November 10, 2006, Protection One, Inc. had outstanding 18,239,953 shares of Common Stock, par value $0.01 per share. As of such date, Protection One Alarm Monitoring, Inc. had outstanding 110 shares of Common Stock, par value $0.10 per share, all of which shares were owned by Protection One, Inc.

FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q and the materials incorporated by reference herein include “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified as such because the context of the statement includes words such as we “believe,” “expect,” “anticipate,” “will,” “should” or other words of similar import. Similarly, statements herein that describe our objectives, plans or goals also are forward-looking statements. Such statements include those made on matters such as our earnings and financial condition, litigation, accounting matters, our business, our efforts to consolidate and reduce costs, our customer account acquisition strategy and attrition, our efforts to implement new financial software, our liquidity and sources of funding and our capital expenditures. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. Certain factors that could cause actual results to differ include: our history of losses, which are likely to continue; principal and interest payment requirements of our indebtedness; competition, including competition from companies that are larger than we are and have greater resources than we do; losses of our customers over time and difficulty acquiring new customers; changes in technology that may make our services less attractive or obsolete or require system upgrades; the development of new services or service innovations by our competitors; potential liability for failure to respond adequately to alarm activations; changes in management; the potential for environmental or man-made catastrophes in areas of high customer account concentration; changes in conditions affecting the economy or security alarm monitoring service providers generally; and changes in federal, state or local government or other regulations or standards affecting our operations. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended.

INTRODUCTION

Unless the context otherwise indicates, all references in this report to the “Company,” “Protection One,” “we,” “us” or “our” or similar words are to Protection One, Inc., its direct wholly owned subsidiary, Protection One Alarm Monitoring, Inc., and Protection One Alarm Monitoring’s wholly owned subsidiaries. Protection One’s sole asset is Protection One Alarm Monitoring and Protection One Alarm Monitoring’s wholly owned subsidiaries, and accordingly, there are no separate financial statements for Protection One Alarm Monitoring, Inc. Each of Protection One and Protection One Alarm Monitoring is a Delaware corporation organized in September 1991.

Stockholders and other security holders or buyers of our securities or our other creditors should not assume that material events subsequent to the date of this report have not occurred.

Change in Majority Owner

On February 17, 2004, our former majority stockholder, Westar Industries, Inc., a wholly owned subsidiary of Westar Energy, Inc., which we refer to collectively as Westar, consummated the sale of approximately 87% of our common stock to POI Acquisition I, Inc., which was formed by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Master Funding Ltd, which we refer to collectively as Quadrangle. The transaction also included the assignment of Westar’s rights and obligations as the lender under our revolving credit facility to POI Acquisition, L.L.C., which subsequently assigned one-third of its interest to Quadrangle Master Funding, Ltd.

On November 12, 2004, we entered into a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility to be reduced by $120.0 million in exchange for the issuance to Quadrangle of 16 million shares of our common stock. The exchange was completed on February 8, 2005. The newly issued shares, together with shares already owned by Quadrangle, resulted in Quadrangle owning approximately 97.3% of our common stock.

New Basis of Accounting

As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, we have “pushed down” Quadrangle’s basis to a proportionate amount of our underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. The “push-down” accounting adjustments did not impact cash flows. The primary changes to the balance sheet reflect (1) the reduction of deferred customer acquisition costs and revenue, which have been subsumed into the estimated fair market value adjustment for customer accounts; (2) adjustments to the carrying values of debt to estimated fair market value (or Quadrangle’s basis in the case of the credit facility);  (3) adjustments to historical goodwill to reflect goodwill arising from the push down accounting adjustments; (4) the recording of a value for our trade names; and (5) an increase to the equity section from these adjustments. The primary changes to the income statement include (1) the reduction in other revenue due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition revenue; (2) the reduction in other costs of revenue and selling expenses due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition costs; (3) an increase in interest expense due to amortization of debt discounts arising from differences in fair values and carrying values of our debt instruments; and (4) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Due to the impact of the changes resulting from the push down accounting adjustments described above, the 2005 income statement presentation separates our results into two periods:  (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting.

PART I

FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

PROTECTION ONE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except for per share amounts)

(Unaudited)

	September 30,	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$20,526	$19,893
Receivables (net of allowance of $6,423 at September 30, 2006 and $4,979 at December 31, 2005)	28,067	29,861
Inventories, net	4,261	4,466
Prepaid expenses	2,251	3,183
Other	3,352	3,183
Total current assets	58,457	60,586
Restricted cash	1,862	1,597
Property and equipment, net	21,163	21,553
Customer accounts, net	208,504	232,875
Goodwill	12,160	12,160
Trade name	25,812	25,812
Deferred customer acquisition costs	98,713	73,198
Other	10,007	8,521
Total Assets	$436,678	$436,302
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Current liabilities:
Current portion of long-term debt and capital leases	$3,566	$2,356
Accounts payable	2,288	2,726
Accrued liabilities	20,291	24,100
Deferred revenue	36,550	36,471
Total current liabilities	62,695	65,653
Long-term debt and capital leases, net of current portion	390,698	321,293
Deferred customer acquisition revenue	57,339	39,873
Other liabilities	1,332	1,416
Total Liabilities	512,064	428,235
Commitments and contingencies (see Note 8)
Stockholders’ equity:
Preferred stock, $.10 par value, 5,000,000 shares authorized	—	—
Common stock, $.01 par value, 150,000,000 shares authorized, 18,239,953 shares issued at September 30, 2006 and 18,198,571 shares issued at December 31, 2005	182	182
Additional paid-in capital	89,281	159,939
Accumulated other comprehensive loss	(193)	(107)
Deficit	(164,656)	(151,947)
Total stockholders’ equity (deficiency in assets)	(75,386)	8,067
Total Liabilities and Stockholders’ Equity (Deficiency in Assets)	$436,678	$436,302

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Dollars in thousands, except for per share amounts)
(Unaudited)

	Nine months	2005
	ended
	September 30, 2006	February 9 - September 30	January 1 - February 8
		(See Note 1)	(See Note 1)
Revenue:
Monitoring and related services	$185,471	$158,143	$26,455
Other	15,975	9,832	2,088
Total revenue	201,446	167,975	28,543
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	53,175	44,501	7,400
Other	20,788	12,709	3,314
Total cost of revenue (exclusive of amortization and depreciation shown below)	73,963	57,210	10,714
Operating expenses:
Selling	30,057	19,651	3,989
General and administrative	47,577	41,536	8,104
Change of control and debt restructuring costs	—	—	5,939
Corporate consolidation costs	20	1,866	—
Recapitalization costs	4,452	—	—
Amortization and depreciation	31,526	31,849	6,638
Total operating expenses	113,632	94,902	24,670
Operating income (loss)	13,851	15,863	(6,841)
Other expense (income):
Interest expense	26,350	20,912	2,602
Related party interest	—	1,951	1,942
Loss on retirement of debt	—	6,657	—
Other	(25)	(628)	(15)
Total other expense	26,325	28,892	4,529
Loss before income taxes	(12,474)	(13,029)	(11,370)
Income tax expense	(235)	(316)	(35)
Net loss	$(12,709)	$(13,345)	$(11,405)
Other comprehensive loss, net of tax:
Reclassification adjustment for realized gain on marketable securities	—	(162)	—
Unrealized loss on interest rate caps	(86)	(127)	—
Comprehensive loss	$(12,795)	$(13,634)	$(11,405)
Basic and diluted per share information:
Net loss per common share	$(0.70)	$(0.73)	$(5.80)
Weighted average common shares outstanding (in thousands)	18,231	18,199	1,966

The accompanying notes are an integral part of these
consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE LOSS

(Dollars in thousands, except for per share amounts)

(Unaudited)

	Three Months Ended September 30,
	2006	2005
Revenue:
Monitoring and related services	$62,243	$61,519
Other	5,377	4,104
Total revenue	67,620	65,623
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	18,367	17,606
Other	7,213	5,049
Total cost of revenue (exclusive of amortization and depreciation shown below)	25,580	22,655
Operating expenses:
Selling	10,472	8,228
General and administrative	15,440	15,772
Corporate consolidation costs	—	1,866
Amortization and depreciation	10,078	11,770
Total operating expenses	35,990	37,636
Operating income	6,050	5,332
Other expense (income):
Interest expense	9,555	7,500
Other	(36)	(78)
Total other expense	9,519	7,422
Loss before income taxes	(3,469)	(2,090)
Income tax expense	(71)	(122)
Net loss	$(3,540)	$(2,212)
Other comprehensive loss, net of tax:
Unrealized loss on interest rate caps	(709)	(127)
Comprehensive loss	$(4,249)	$(2,339)
Basic and diluted per share information:
Net loss per common share	$(0.19)	$(0.12)
Weighted average common shares outstanding (in thousands)	18,240	18,199

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)

	Nine Months	2005
	Ended
	September 30, 2006	February 9– September 30	January 1– February 8
		(See Note 1)	(See Note 1)
Cash flows from operating activities:
Net loss	$(12,709)	$(13,345)	$(11,405)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on early retirement of debt	—	6,657	—
(Gain) loss on sale of assets	(209)	(721)	8
Amortization and depreciation	31,526	31,849	6,638
Amortization of debt costs, discounts and premium	4,775	6,039	2
Amortization of deferred customer acquisition costs in excess of amortization of deferred revenue	12,278	5,460	2,837
Amortization of stock based compensation costs	1,145	—
Provision for doubtful accounts	2,316	837	272
Other	(1,420)	(92)	(15)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Receivables, net	(521)	(2,347)	(263)
Other assets	(1,109)	6,607	5,500
Accounts payable	(438)	(4,363)	5,114
Deferred revenue	(128)	567	1,346
Accrued interest	(2,126)	(3,785)	(1,810)
Other liabilities	(1,453)	(7,415)	(4,514)
Net cash provided by operating activities	31,927	25,948	3,710
Cash flows from investing activities:
Purchases of new accounts	(27)	—	—
Deferred customer acquisition costs	(43,043)	(33,480)	(4,218)
Deferred customer acquisition revenue	22,715	17,008	1,991
Purchase of rental equipment	(2,145)	—	—
Purchase of property and equipment	(2,782)	(3,228)	(250)
Additional investment in restricted cash	(212)	(1,200)	—
Proceeds from disposition of marketable securities	—	660	—
Proceeds from redemption of preferred stock	—	4,399	—
Proceeds from disposition of assets	271	263	4
Net cash used in investing activities	(25,223)	(15,578)	(2,473)
Cash flows from financing activities:
Payments on long-term debt	(2,089)	(212,125)	—
Payment on credit facility	—	(81,000)	—
Distribution to shareholders	(70,490)	—	—
Proceeds from borrowings	66,767	250,000	—
Proceeds from sale of common stock	—	1,750	—
Debt issue costs	(259)	(6,978)	—
Stock issue costs	—	(270)	—
Payment for interest rate caps	—	(922)	—
Net cash used in financing activities	(6,071)	(49,545)	—
Net increase (decrease) in cash and cash equivalents	633	(39,175)	1,237
Cash and cash equivalents:
Beginning of period	19,893	53,765	52,528
End of period	$20,526	$14,590	$53,765
Cash paid for interest	$24,837	$20,991	$6,451
Cash paid for income taxes	$232	$270	6

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTION ONE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.   Basis of Consolidation, Interim Financial Information and Recapitalization:

The Company is a publicly-traded security alarm monitoring company. The Company is principally engaged in the business of providing security alarm monitoring services, which includes sales, installation and related servicing of security alarm systems for residential and business customers. On February 17, 2004, the Company’s former majority owner, Westar Industries, Inc., a Delaware corporation, referred to as Westar Industries, a wholly owned subsidiary of Westar Energy, Inc., which together with Westar Industries is referred to as Westar, sold approximately 87% of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, to POI Acquisition I, Inc., a subsidiary of POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. POI Acquisition, L.L.C., Quadrangle Master Funding Ltd and POI Acquisition I, Inc. are entities formed by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Master Funding Ltd, collectively referred to as Quadrangle. Westar retained approximately 1% of the Company’s common stock, representing shares underlying restricted stock units (“RSUs”) granted to current and former employees of Westar. In the event that these shares of common stock subject to RSUs are no longer subject to RSUs but continue to be held by Westar, Westar is obligated to deliver such shares to Quadrangle without any further consideration paid by Quadrangle. As part of the sale transaction, Westar Industries also assigned its rights and obligations as the lender under the revolving credit facility to POI Acquisition, L.L.C., which subsequently assigned one-third of its interest to Quadrangle Master Funding, Ltd. Quadrangle paid an aggregate of approximately $154.7 million to Westar as consideration for both the common stock and the revolving credit facility, including accrued interest of $2.2 million, with approximately $2.1 million of the payments being consideration for the common stock.

In November 2004, the Company received $73.0 million pursuant to a tax sharing settlement agreement with Westar that terminated the existing Westar tax sharing agreement, generally settled all claims with Westar relating to the existing tax sharing agreement and generally settled all claims between Quadrangle and Westar relating to the Westar sale transaction. Contemporaneously, the Company entered into a debt-for-equity exchange agreement with Quadrangle that provided for the principal balance outstanding under the Quadrangle credit facility to be reduced by $120.0 million in exchange for the issuance to Quadrangle of 16 million shares of the Company’s common stock. The exchange was completed on February 8, 2005. The newly issued shares, together with shares already owned by Quadrangle, resulted in Quadrangle owning approximately 97.3% of the Company’s common stock. As of November 10, 2006, Quadrangle’s ownership of the Company’s common stock is at approximately 97.1% due to the issuance of common stock pursuant to options exercised in 2006. See Note 2, “Share-Based Employee Compensation” for additional information.

As a result of Quadrangle’s increased ownership interest, the Company has “pushed down” Quadrangle’s basis to a proportionate amount of the Company’s underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. The “push-down” accounting adjustments did not impact cash flows. The primary changes to the balance sheet reflect (1) the reduction of deferred customer acquisition costs and revenue, which have been subsumed into the estimated fair market value adjustment for customer accounts; (2) adjustments to the carrying values of debt to estimated fair market value (or Quadrangle’s basis in the case of the credit facility); (3) adjustments to historical goodwill to reflect goodwill arising from the push down accounting adjustments; (4) the recording of a value for our trade names; and (5) an increase to the equity section from these adjustments. The primary changes to the income statement include (1) the reduction in other revenue due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition revenue; (2) the reduction in other costs of revenue and selling expenses due to lower level of amortization from the reduced amortizable base of deferred customer acquisition costs; (3) an increase in interest expense due to amortization of debt discounts arising from differences in fair values and carrying values of the Company’s debt instruments; and (4) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Due to the impact of the changes resulting from the push down accounting adjustments described above, the 2005 income statement presentation separates the Company’s results into two periods:  (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting.

On May 12, 2006, the Company completed a recapitalization of its balance sheet by increasing its debt in order to pay a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of its common stock on May 8, 2006, including Quadrangle, which owned approximately 97.1% of the outstanding shares of the Company’s common stock at that date. This cash dividend is referred to as the May 2006 dividend. The payment of the May 2006 dividend was financed, in large part, by the April 2006 financing described in Note 6, “Debt and Capital Leases.” Approximately $1.2 million of expense paid to third party consultants related to the financing is reflected as recapitalization costs in the Condensed Consolidated Statement of Operations and Comprehensive Loss.

As part of the recapitalization, the Company’s board of directors also approved a cash payment of $4.5 million or $2.89 for each vested and unvested option awarded in February 2005 under the 2004 Stock Option Plan, including to members of senior management. This payment is referred to as the compensatory make-whole payment. Approximately $3.2 million of this compensatory make-whole payment related to options that had not yet vested and accordingly this amount plus related taxes was recorded as compensation expense in the second quarter of 2006 and is reflected as recapitalization costs in the Condensed Consolidated Statement of Operations and Comprehensive Loss. Approximately $1.3 million of the compensatory make-whole payment related to vested options and was recorded to additional paid in capital. The Company also reduced the exercise price of each vested and unvested option by $0.98. The Company’s board decided to pay the compensatory make-whole payment and reduce the option exercise price because the payment of the May 2006 dividend decreased the value of the equity interests of holders of options, as these holders were not otherwise entitled to receive the dividend. Accordingly, the Company’s board awarded the same amount to the option holders, on a per share basis, in the form of the compensatory make-whole payment and the reduced option exercise price. See additional related discussion in Note 2, “Share-Based Employee Compensation.”

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles, or GAAP, for interim financial information and in accordance with the instructions to Form 10-Q. Accordingly, certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission, or the SEC, on April 10, 2006.

In the opinion of management of the Company, all adjustments considered necessary for a fair presentation of the financial statements have been included. The results of operations presented for the nine and three months ended September 30, 2006, the period February 9, 2005 through September 30, 2005 (the “post-push down” period), January 1, 2005 through February 8, 2005 (the “pre-push down”

period), and the three months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

Restricted cash on the accompanying balance sheet represents a trust account established as collateral for the benefit of the former insurer of the Company’s workers’ compensation claims and collateral for the Company’s surety bonding requirements. The workers’ compensation collateral is required to support reserves established on claims filed during the period covered by the former insurer. The Company receives interest income earned by the trust. The surety bond collateral is required by the Company’s liability insurance carrier. The surety bonding collateral funds have been deposited into a money market account which earns interest income.

For the nine months ended September 30, 2006, the Company had stock options that represented 0.9 million dilutive potential common shares. For the period February 9, 2005 through September 30, 2005, the Company had stock options that represented 1.0 million dilutive potential common shares. For the third quarters of 2006 and 2005, the Company had stock options that represented 0.8 million and 0.9 million dilutive potential common shares, respectively. These securities were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period. The Company had no stock options or warrants that represented dilutive potential common shares for the period January 1, 2005 through February 8, 2005.

2.   Share-Based Employee Compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes the Company’s previous accounting methodology using the intrinsic value method under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.”  With respect to stock option awards granted under the plans that had an exercise price equal to or greater than the market value of the Common Stock on the date of the grant, the Company, under the intrinsic value method, used in connection with APB 25, has not recognized any share-based compensation expense related to stock option awards granted to employees in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Company had the following three stock option plans under which shares were available for grant at September 30, 2006:  the 2004 Stock Option Plan (the “2004 Plan”), the 1997 Long-Term Incentive Plan (the “LTIP”), and the 1994 Stock Option Plan (the “1994 Plan”).

2004 Stock Option Plan

The 2004 Plan was approved by the Protection One stockholders and became effective upon the consummation of the debt-for-equity exchange on February 8, 2005. Under the 2004 Plan, certain executive officers and selected management employees were granted options in 2005, which are subject to vesting, exercise and delivery restriction described below, to purchase an aggregate of 1,782,947 shares of common stock. A total of 1,996,184 shares are reserved for issuance under the 2004 Plan subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of the Company. To the extent an option expires or is canceled, forfeited, settled in cash or otherwise terminated or concluded without a delivery of shares to which the option related, the undelivered shares will again be available for options. The options initially granted under the 2004 Plan will vest ratably each month during the 48 months after the date of grant, subject to accelerated vesting, in the case of certain senior executive officers, under certain circumstances following a qualified sale. Under the option agreements applicable to the options granted, any shares of stock purchased through the exercise of options generally will be issued and delivered to the option holder, and any net payment that may be due to such holder in accordance with the 2004 Plan, will be paid to such holder upon the earlier of: (1) specified dates following the occurrence of certain permissible distribution events (as defined in the Company’s Stock Appreciation Rights Plan) and (2) February 8, 2011, provided that if an option holder’s right to receive stock is converted pursuant to the 2004 Plan into a right to receive cash, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date.

On July 25, 2006 an additional 42,500 options were granted under the 2004 Plan.

1997 Long-Term Incentive Plan

The 1997 LTIP, approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock options to directors, officers and key employees. Under the LTIP, 114,000 shares are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

Each option has a term of ten years and typically vests ratably over three years. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

The vesting of options granted to our senior management was accelerated because of the change in control of the Company when Westar sold its interest in the Company to Quadrangle.

1994 Stock Option Plan

The 1994 Plan, approved by the Protection One stockholders in June 1994, provides for the award of incentive stock options to directors, officers and key employees under the 1994 Plan. A total of 26,000 shares are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The 1994 Plan provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

Share-Based Employee Compensation Expense

The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation costs will be recognized for awards that are issued beginning in 2006 and for awards that have been granted prior to December 31, 2005 but have yet to reach the end of the requisite service period. In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior periods have not been restated to reflect the impact of SFAS 123R.

Exclusive of the impact of the modification to the options granted in 2005 discussed in Note 1, “Basis of Consolidation, Interim Financial Information and Recapitalization,” share-based compensation related to stock options granted to employees of approximately $1.1 million, or $0.06 per share (basic and fully diluted), and $0.3 million, or $0.01 per share (basic and fully diluted), was recorded in general and administrative expense for the nine and three months ended September 30, 2006, respectively. No tax benefit was recorded since the Company does not have taxable income and is currently reserving its tax assets. There were no amounts capitalized relating to share-based employee compensation in the first nine months of 2006.

The amount of expense to be recognized over the remaining service period of the modified option as of September 30, 2006 is expected to be approximately $0.3 million for the fourth quarter of 2006 and a total of $2.6 million through February 2009.

The table below summarizes stock options and warrants for the Company’s common stock outstanding as of September 30, 2006. All non-vested options at September 30, 2006 are expected to vest in the future.

Description	Exercise Price/Range of Exercise Prices	Number of Shares of Common Stock	Weighted- Average Remaining Contractual Life in years	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Thousands)
Exercisable
1997 Options	$475.00	120		$475.00
1998 Options	550.00	3,860		550.00
1999 Options	262.50-446.375	1,790		434.05
2000 Options	65.625-71.875	2,396		71.56
2001 Options	60.30-71.00	34,550		66.73
2001 Warrants	65.825	5,000		65.83
2002 Options	103.50-137.50	6,800		115.82
2003 Options	60.00	266		60.00
2005 Options	6.52	617,037		6.52
2006 Options	14.02	1,771		14.02
		673,590	4.3 years	15.72	$3,875
Not exercisable
2005 Options	6.52	941,792		6.52
2006 Options	14.02	40,729		14.02
		982,521	4.4 years	6.83	$5,914
Outstanding		1,656,111	4.4 years	10.46	$9,789

A summary of the Company’s nonvested stock options activity for the nine months ended September 30, 2006 follows:

	Shares	Weighted- Average Grant-Date Fair Value	Total Grant- Date Fair Value (Dollars in Thousands)
Nonvested at January 1, 2006	1,234,339	$5.40	$6,662
Granted	—	—	—
Vested—2005 options	(97,427)	5.39	(525)
Forfeited	—	—	—
Nonvested at March 31, 2006	1,136,912	5.40	$6,137
Granted	—	—	—
Vested—2003 options	(266)	40.00	(10)
Vested—2005 options(a)	(32,476)	5.39	(175)
Cash paid on nonvested options(a)	—	—	(3,183)
Vested—2005 options(a)	(64,951)	2.51	(163)
Forfeited	—	—	—
Nonvested at June 30, 2006(a)	1,039,219	2.51	$2,606
Granted	42,500	9.52	405
Vested—2005 options	(97,427)	2.51	(245)
Vested—2006 options	(1,771)	9.52	(17)
Nonvested at September 30, 2006(a)	982,521	2.80	$2,749

(a)           The weighted-average grant-date fair value of options granted during the first quarter of 2005 was $5.39 per option. The terms of the options granted in 2005 under the 2004 Plan included antidilution provisions and were modified accordingly because of the distribution made in May 2006. The compensatory make-whole payment of $4.5 million or $2.89 per option described in Note 1, “Basis of Consolidation, Interim Financial Information and Recapitalization,” resulted in a reduction of the fair value of the original award by the amount of cash received resulting in an adjusted grant-date fair value of $2.51. Approximately $3.2 million of the $4.5 million cash payment related to nonvested options and was reflected as recapitalization costs in the second quarter of 2006.

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The Company uses historical data, among other factors, to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. No options were granted in the six months ended June 30, 2006. The following assumptions were used to estimate the fair value of options granted in the first quarter of 2005 and the third quarter of 2006, and to estimate the fair value of the May 12, 2006 modification of the options granted in 2005:

	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2005
Expected stock price volatility	72.7%	75.1%	82.1%
Risk free interest rate	4.96%	5.08%	3.8%
Expected option life	6 years	4.75 years	6 years
Expected dividend yield	—	—	—

The following table summarizes the Company’s activities with respect to its stock option plans for the first nine months of 2006 as follows:

	Warrants And Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	1,693,401	$12.32
Granted	—	—
Exercised (intrinsic value of $422,268)	(40,216)	7.50
Surrendered	(35,996)	11.39
Outstanding at March 31, 2006	1,617,189	11.48
Granted	—	—
Exercised (intrinsic value of $6,660)	(666)	7.50
Surrendered	(2,809)	100.71
Outstanding at June 30, 2006	1,613,714	10.38
Granted	42,500	14.02
Surrendered	(103)	(218.16)
Outstanding at September 30, 2006	1,656,111	10.46

No cash was received for the option exercises in 2006 as the option holders elected to utilize a cashless exercise in which they surrendered vested options in lieu of a cash payment for the exercise price.

Restricted Share Units

Annual grants of RSUs are awarded to the Company’s independent board member as part of the Company’s independent director compensation plan approved in March 2005. An award of 2,000 RSUs was granted on March 28, 2005 with a per unit fair value of $7.50. The RSUs vest ratably over a 4-year period, provided, however, that any and all unvested RSUs shall be immediately forfeited in the event the board member ceases to serve on the Company’s board. A total of 1,000 RSUs were awarded during the nine months ended September 30, 2006. A total of 500 RSUs vested and converted to common shares during the nine months ended September 30, 2006 and 2,500 RSUs remained unvested as of September 30, 2006.

Stock Appreciation Rights Plan

On February 8, 2005, pursuant to a management incentive plan, the Company’s senior management team received an aggregate of 1,996,183 Stock Appreciation Rights, or SARs. The SARs vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan, which generally means Quadrangle’s sale of at least 60% of its equity interest in the Company, provided that if the qualified sale is not a permissible distribution event (as defined in the SAR Plan) the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011. The exercise price of the SARs was $4.50 on the grant date and increases by 9% per annum, which is referred to as the fixed return, compounded annually, beginning on February 8, 2006. If Quadrangle sells less than 60% of its equity interest in the Company, the exercise price applicable to an equivalent percentage of management’s SARs would be based on the fixed return through the date of such sale. Each SAR that vests and becomes payable in connection with a qualified sale will generally entitle the holder to receive the difference between the exercise price and the lesser of (1) the value of the consideration paid for one share of stock in such qualified sale, or the fair market value of one share of stock if the qualified sale is not a sale to a third party and (2) $7.50, provided that if a SAR holder’s right to receive stock is converted pursuant to the SAR Plan into a right to receive cash from a grantor trust that the Company may establish, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date. Because payment under the original plan would only be made in the event of a qualified sale as defined in the SAR plan, no amounts were accrued as of December 31, 2005.

On May 12, 2006, after determining that the $70.5 million cash dividend declared on April 27, 2006 would adversely impact the SARs granted in 2005, the Company’s board of directors agreed to amend the SARs agreements by effectively fixing the exercise price on 22% of all 439,160 outstanding SARs at $5.02. Therefore, if there is not a qualified sale prior to February 8, 2011, the holders of such SARs will be entitled to receive the difference between $7.50 and $5.02 per SAR, or $2.48, from the Company for a total cash outlay of approximately $1.1 million on February 8, 2011. As of September 30, 2006, the Company has established a liability of approximately $76,600 to reflect the portion of the SARs that have been earned since the date of the amendment through September 30, 2006 with the associated expense reflected in general and administrative expense. Assuming there is no qualified sale prior to February 8, 2011, the Company expects to record approximately $0.2 million in expense per year through February 8, 2011 related to these SARs.

Pro Forma Share-Based Employee Compensation Expense

Prior to December 31, 2005, the Company accounted for share-based employee compensation arrangements in accordance with the provisions and related interpretations of APB 25. Had compensation cost for share-based awards been determined consistent with SFAS No. 123R, the net loss and loss per share would have been adjusted to the following pro forma amounts:

	2005
	Three Months Ended September 30	February 9 - September 30 (See Note 1)	January 1 - February 8 (See Note 1)
	(dollar amounts in thousands except per share amounts)
Loss available for common stock, as reported	$(2,212)	$(13,345)	$(11,405)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—	—	—
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	(781)	(1,811)	(16)
Loss available for common stock, pro forma	$(2,993)	$(15,156)	$(11,421)
Net loss per common share (basic and diluted):
As reported	$(0.12)	$(0.73)	$(5.80)
Pro forma	$(0.16)	$(0.83)	$(5.81)

3.   Intangible Assets:

The following reflects the Company’s carrying value in customer accounts as of the following periods:

	Protection One Monitoring		Network Multifamily		Total Company
	9/30/2006	12/31/2005	9/30/2006	12/31/2005	9/30/2006	12/31/2005
	(dollar amounts in thousands)
Customer accounts	$260,345	$260,319	$51,872	$51,872	$312,217	$312,191
Accumulated amortization	$(88,571)	$(68,495)	$(15,142)	$(10,821)	$(103,713)	$(79,316)
Customer accounts, net	$171,774	$191,824	$36,730	$41,051	$208,504	$232,875

Amortization expense was $24.4 million for the nine months ended September 30, 2006, $23.4 million for the period February 9, 2005 through September 30, 2005 and $5.6 million for the period January 1, 2005 through February 8, 2005. Amortization expense was $8.1 million and $9.0 million for the three months ended September 30, 2006 and 2005, respectively. The table below reflects the estimated aggregate customer account amortization expense for the remainder of 2006 and each of the four succeeding fiscal years on the existing customer account base as of September 30, 2006:

	2006	2007	2008	2009	2010
	(dollar amounts in thousands)
Estimated amortization expense	$8,133	$29,687	$28,726	$28,301	$28,253

There was no change in the carrying value of trade names or goodwill for the nine months ended September 30, 2006.

4.   Property and Equipment:

The following reflects the Company’s carrying value in property and equipment as of the following periods (in thousands):

	September 30, 2006	December 31, 2005
Furniture, fixtures and equipment	$4,485	$4,290
Data processing and telecommunication	25,446	24,408
Leasehold improvements	2,904	2,762
Vehicles	7,486	8,991
Vehicles under capital leases	2,211	—
Buildings and other	5,518	5,473
Rental equipment	2,917	772
	50,967	46,696
Less accumulated depreciation	(29,804)	(25,143)
Property and equipment, net	$21,163	$21,553

Depreciation expense was $7.1 million for the nine months ended September 30, 2006, $8.4 million for the period February 9, 2005 through September 30, 2005 and $1.0 million for the period January 1, 2005 through February 8, 2005. Depreciation expense was $1.9 million and $2.8 million for the three months ended September 30, 2006 and 2005, respectively.

Fixed Assets under Operating Leases

Rental equipment is comprised of commercial security equipment that does not require monitoring services by the Company and is leased to customers, typically over a 5-year initial lease term. Accumulated depreciation of approximately $0.2 million and $16,000 has been recorded on these assets as of September 30, 2006 and December 31, 2005, respectively. The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of September 30, 2006 (dollar amounts in thousands):

Remainder of 2006	$127
2007	506
2008	506
2009	506
2010	488
2011	125
Total minimum future rentals	$2,258

5.   Accrued Liabilities:

The following reflects the components of accrued liabilities as of the periods indicated (dollar amounts in thousands):

	September 30, 2006	December 31, 2005
Accrued interest	$3,216	$5,342
Accrued vacation pay	3,334	3,436
Accrued salaries, bonuses and employee benefits	3,814	5,445
Other accrued liabilities	9,927	9,877
Total accrued liabilities	$20,291	$24,100

6. Debt and Capital Leases:

Long-term debt and the fixed or weighted average interest rates and capital leases are as follows (dollar amounts in thousands):

	September 30, 2006	December 31, 2005
Bank credit facility, maturing March 31, 2012, variable 7.865%(a)	$298,500	$233,823
Senior subordinated notes, maturing January 2009, fixed 8 1/8%(b)	93,875	89,826
Capital leases	1,889	—
	394,264	323,649
Less current portion (including $566 in capital leases as of September 30, 2006)	(3,566)	(2,356)
Total long-term debt and capital leases	$390,698	$321,293

(a)           Represents the weighted average annual interest rate before fees at September 30, 2006. At December 31, 2005, the weighted average annual interest rate before fees was 7.4%. See “Bank Credit Facility” below, for additional discussion regarding an amendment in April 2006 in connection with additional financing under the bank credit facility, including a change in the maturity date of the term loan to March 31, 2012 from April 18, 2011 and a reduction in the applicable margin. The bank credit facility is secured by substantially all assets of the Company and requires quarterly principal payments of $0.75 million.

(b)          See “Valuation of Debt” below regarding the discount amount associated with the debt instruments. The effective rate to the Company due to the accretion of debt discounts is approximately 15.9% on the senior subordinated notes. The unamortized balance of the discount at September 30, 2006 and December 31, 2005 was $16.5 million and $20.5 million, respectively.

Valuation of Debt

As discussed in Note 1, “Basis of Consolidation, Interim Financial Information and Recapitalization,” because Quadrangle acquired substantially all of the Company’s common stock, a new basis of accounting was established at February 8, 2005, and a new value for the Company’s 8 1/8% senior subordinated notes due 2009 was determined based on its estimated fair market value. The discount is being amortized using the effective interest rate method over the remaining life of the debt.

Bank Credit Facility

On April 26, 2006, the Company entered into an amended and restated bank credit agreement increasing the outstanding term loan borrowings by approximately $66.8 million to $300.0 million. The applicable margin with respect to the amended term loan was reduced by 0.5% to 1.5% for a base rate borrowing and 2.5% for a Eurodollar borrowing. The incremental proceeds from the amended term loan, together with approximately $10 million of excess cash were used to make an aggregate special cash distribution in May 2006 of approximately $75 million, including a dividend to holders of the Company’s common stock and to make related payments to members of management of the Company who hold options for the Company’s common stock. The bank credit facility continues to include a $25.0 million revolving credit facility, of which approximately $22.9 million remains available as of November 10, 2006 after reducing total availability by approximately $2.1 million for an outstanding letter of credit. The revolving credit facility matures in 2010 and the term loan matures March 31, 2012, subject to earlier maturity if the Company does not refinance its 8 1/8% senior subordinated notes due 2009 before July 2008.

The bank credit agreement required the Company to enter into a hedge agreement to provide interest rate protection on at least $70.0 million of the term loans for not less than two years. The hedging requirement under the amended and restated bank credit agreement did not change. To satisfy this requirement and to further limit its exposure to interest rate risk on the variable rate bank credit facility, the Company entered into two separate interest rate cap agreements in May 2005 for a one-time aggregate cost of approximately $0.9 million. The Company’s objective is to protect against increases in interest expense caused by fluctuation in the LIBOR interest rate. One interest rate cap provides protection on $75 million of the Company’s long term debt over a five-year period if LIBOR exceeds 6%. A second interest rate cap provides protection on $75 million of the Company’s long term debt over a three-year period if LIBOR exceeds 5%.

The unamortized costs of the cap agreements at September 30, 2006 was $0.9 million. The fair market value of the cap agreements was $0.7 million at September 30, 2006, which is included in other assets. The Company amortizes the costs of the interest rate caps to interest expense over the respective lives of the agreements. In the first nine months of 2006, the Company amortized approximately $40,000 to interest expense and was entitled to receive approximately $69,000 as a result of the cap agreements for a net reduction to interest expense of approximately $29,000. There was no ineffectiveness in the hedging relationship of the interest rate caps.

Capital Leases

The Company acquired vehicles in 2006 under a capital lease arrangement whereby it leases vehicles over a 4-year lease term. Accumulated depreciation on these assets as of September 30, 2006 was approximately $268,000. The following is a schedule of future minimum lease payments under capital leases together with the present value of net minimum lease payments as of September 30, 2006 (in thousands):

Remainder of 2006	$167
2007	669
2008	669
2009	645
2010	75
Total minimum lease payments	2,225
Less: Estimated executory costs	(147)
Net minimum lease payments	2,078
Less: Amount representing interest	(189)
Present value of net minimum lease payments(a)	$1,889

(a)           Reflected in the condensed consolidated balance sheet as current and non-current obligations under debt and capital leases of $566 and $1,323, respectively.

Debt Covenants

The indenture relating to the Company’s 8 1/8% senior subordinated notes due 2009 and the amended and restated bank credit agreement contain certain covenants and restrictions, including with respect to the Company’s ability to incur debt and pay dividends, based on earnings before interest, taxes, depreciation, and amortization, or EBITDA. The definition of EBITDA varies between the indenture and the amended and restated bank credit agreement. EBITDA is generally derived by adding to income (loss) before income taxes, the sum of interest expense, depreciation and amortization expense, including amortization of deferred customer acquisition costs less amortization of deferred customer acquisition revenue. However, under the varying definitions, additional adjustments are sometimes required.

The Company’s amended and restated bank credit agreement and the indenture relating to its 8 1/8% senior subordinated notes due 2009 contain the financial covenants and current tests, respectively, summarized below:

Debt Instrument	Financial Covenant and Current Test
Bank Credit Facility (as amended and restated)

Consolidated total debt on last day of period/ consolidated EBITDA for most recent four fiscal quarters—less than 5.75 to 1.0 and Consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters—greater than 2.00 to 1.0

8 1/8% Senior Subordinated Notes	Current fiscal quarter EBITDA/current fiscal quarter interest expense—greater than 2.25 to 1.0

At September 30, 2006, the Company was in compliance with the financial covenants and other maintenance tests for the bank credit facility but did not meet the interest coverage ratio incurrence test under the 8 1/8% senior subordinated notes indenture relating to the Company’s ability to incur additional ratio indebtedness. Although continued failure to meet the interest coverage ratio test would result in restrictions on the Company’s ability to incur additional ratio indebtedness, the Company may borrow additional funds under other permitted indebtedness provisions of the indenture.

7.   Related Party Transactions:

Quadrangle Management Agreements

On April 18, 2005, the Company entered into management agreements with each of Quadrangle Advisors LLC (“QA”) and Quadrangle Debt Recovery Advisors LLC (“QDRA,” and together with QA, the “Advisors”), pursuant to which the Advisors, affiliates of Quadrangle, will provide business and financial advisory and consulting services to the Company in exchange for annual fees of $1.0 million (in the case of QA) and $0.5 million (in the case of QDRA), payable in advance in quarterly installments. The Quadrangle management agreements also provide that when and if the Advisors advise or consult with the Company’s board of directors or senior executive officers with respect to an acquisition by the Company, divesture (if the Company does not engage a financial advisor with respect to such divesture) or financing transaction, they may also invoice the Company for, and the Company shall pay, additional fees in connection with any such transaction in an amount not to exceed 0.667% (in the case of QA) and 0.333% (in the case of QDRA) of the aggregate value of such transaction. The Quadrangle management agreements are effective as of February 8, 2005 and shall continue in effect from year to year unless amended or terminated by mutual consent of the parties, subject to automatic termination in certain specified situations and subject to termination at any time upon ninety days notice by either party. For the nine months ended September 30, 2006, approximately $1.1 million was expensed related to these agreements. For the period February 9, 2005 through September 30, 2005, approximately $1.0 million was expensed related to these agreements. Approximately $0.4 was expensed related to these agreements in each of the quarters ending September 30, 2006 and 2005.

Administrative Services and Management Services Agreements

Westar Energy provided administrative services at its fully loaded cost to the Company pursuant to an agreement which is referred to as the administrative services agreement, that included accounting, tax, audit, human resources, legal, purchasing and facilities services. The agreement terminated effective February 17, 2005. The Company expensed approximately $0.1 million for the period February 9, 2005 through February 17, 2005 and $0.1 million for the period January 1, 2005 through February 8, 2005 for these services.

Westar Energy has claimed that the Company should reimburse Westar Energy for as much as $1.2 million for an allocation of the costs incurred by Westar in the development of the application systems shared with the Company under the administrative service agreement. See Note 8, “Commitments and Contingencies—Administrative Services Agreement,” for further discussion related to the claim.

Credit Facility

The Quadrangle credit facility was repaid in full on April 18, 2005 in connection with the consummation of the bank credit agreement. The following table indicates the amount of interest accrued and paid on the credit facility for the periods listed (dollar amounts in millions).

	February 9 -	January 1 -
	April 18, 2005	February 8, 2005
Interest Accrued	$1.5	$1.9
Interest Paid	$1.5	$1.9

The Company also paid Quadrangle a one-time fee of $1.15 million in April 2005 upon consummation of the debt-for-equity exchange in connection with the amendment to the credit facility.

Quadrangle Debt Restructuring Reimbursement

In addition to interest accrued and paid under the Quadrangle credit facility, discussed above, the Company expensed $0.2 million for legal expenses incurred by Quadrangle for the period January 1, 2005 through February 8, 2005. Pursuant to contractual requirements, the Company also paid the costs for the financial and legal advisors for both the senior and subordinated debt holders relating to the restructuring of the Company’s indebtedness.

8.   Commitments and Contingencies:

Security Response Network and Homesafe Security Arbitration

The company is a defendant in an arbitration proceeding brought by two former Protection One dealers, Security Response Network and Homesafe Security, Inc. and the owner of these companies, Mr. Ira Beer. Mr. Beer alleges breach of contract, improper calculation of holdback amounts, and other causes of action. An arbitration hearing was conducted in the matter on October 10, 2006 and the parties expect to present closing arguments and briefs in early December 2006. In the opinion of management, this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

Scardino Litigation

On April 17, 2006, the Company was named a defendant in a litigation proceeding brought by Frank and Anne Scardino arising out of a June 2005 fire at their home in Villanova, Pennsylvania (Frank and Anne Scardino v. Eagle Systems, Inc., Eagle Monitoring, Inc. and Protection One Alarm Monitoring, Inc. d/b/a Dynawatch, Delaware County, Pennsylvania Court of Common Pleas, Cause No. 06-4485). The complaint alleges that the defendants failed to provide contracted fire detection and monitoring services, breaching its contractual and warranty obligations in violation of Pennsylvania Unfair Trade Practices and Consumer Protection Law, resulting in alleged damages to plaintiffs in excess of $3.0 million. Under the Unfair Trade Practices and Consumer Protection Law, claimants may be entitled to seek treble damages, attorneys’ fees and costs. The complaint also alleged negligence and gross negligence; however, the Company’s Preliminary Objections to these counts were granted by the court, and were accordingly dismissed.

The litigation is at a preliminary stage and the Company is investigating to determine the facts and circumstances involved in this matter. The Company has notified its liability insurance carriers of the claim and now intends to answer the remaining counts and conduct discovery in support of its defense.

The Company does not believe that it breached its contractual obligations or otherwise violated its duties in connection with this matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on our financial condition, results of operations or net cash flows.

General Claims and Disputes

The Company is a party to claims and matters of litigation incidental to the normal course of its business. Additionally, the Company receives notices of consumer complaints filed with various state agencies. The Company has developed a dispute resolution process for addressing these administrative complaints. The ultimate outcome of such matters cannot presently be determined; however, in the opinion of management, the resolution of such matters will not have a material adverse effect upon the Company’s consolidated financial position or results of operations.

Administrative Services Agreement

Westar Energy, the Company’s former majority stockholder, has claimed that the Company is obligated to reimburse Westar Energy for as much as $1.2 million for an allocation of the costs incurred by

Westar in the development of the application systems shared with the Company under the administrative services agreement. The Company disputes these claims. In the opinion of management, this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

Tax Sharing Agreement

The Company is potentially entitled to certain contingent payments, depending on whether Westar claims and receives certain additional tax benefits in the future with respect to the February 17, 2004 sale transaction. While these potential contingent payments, if any, could be significant, the Company is unable to determine at this time whether Westar will claim any such benefits or, if Westar were to claim any such benefits, the amount of the benefits that Westar would claim or when or whether Westar would actually receive any such benefits. Due to this uncertainty, the Company has not recorded any tax benefit with respect to any such potential contingent payments.

9.   Segment Reporting:

The Company’s operating segments are defined as components for which separate financial information is available that is evaluated regularly by the chief operating decision maker. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

Protection One’s reportable segments include Protection One Monitoring and Network Multifamily. Protection One Monitoring provides residential, commercial and wholesale security alarm monitoring services, which include sales, installation and related servicing of security alarm systems for residential and business customers in the United States of America. Network Multifamily provides security alarm services to apartments, condominiums and other multi-family dwellings.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, as amended. The Company manages its business segments based on earnings before interest, income taxes, depreciation, amortization (including amortization of deferred customer acquisition costs and revenue) and other items, referred to as Adjusted EBITDA.

Reportable segments (dollar amounts in thousands):

	Nine Months Ended September 30, 2006
	Protection One Monitoring(1)	Network Multifamily(2)	Adjustments(3)	Consolidated
	(dollars amounts in thousands)
Revenue	$175,494	$25,952		$201,446
Adjusted EBITDA(4)	50,304	12,968		63,272
Amortization of intangibles and depreciation expense	26,689	4,837		31,526
Amortization of deferred costs in excess of deferred revenue	11,627	651		12,278
Corporate consolidation costs	—	20		20
Recapitalization costs	4,452	—		4,452
Segment assets	383,776	60,654	(7,752)	436,678
Expenditures for property, exclusive of rental equipment	2,596	186		2,782
Investment in new accounts and rental equipment, net	21,550	950		22,500

	2005
	Protection One Monitoring(1)		Network Multifamily(2)			Consolidated
	February 9 - September 30	January 1 - February 8	February 9 - September 30	January 1 - February 8	Adjustments(3)	February 9 - September 30	January 1 - February 8
Revenue	$145,168	$24,480	$22,807	$4,063	$	$167,975	$28,543
Adjusted EBITDA(4)	44,840	7,228	10,211	1,780		55,051	9,008
Amortization of intangibles and depreciation expense	27,682	6,112	4,167	526		31,849	6,638
Amortization of deferred costs in excess of amortization of deferred revenue	5,081	2,239	379	598		5,460	2,837
Change of control and debt restructuring costs	—	5,939	—	—		—	5,939
Corporate consolidation costs	—	—	1,866	—		1,866
Key employee retention plan expense	—	354	—	81		—	435
Corporate consolidation retention costs	—	—	13	—		13
Segment assets	432,617	—	64,990	—	(70,364)	427,243	—
Expenditures for property	3,138	249	90	1		3,228	250
Investment in new accounts, net	15,405	1,902	1,067	325		16,472	2,227

	Three months ended September 30,
	2006			2005
	Protection One Monitoring(1)	Network Multifamily(2)	Consolidated	Protection One Monitoring(1)	Network Multifamily(2)	Consolidated
Revenue	$59,108	$8,512	$67,620	$56,844	$8,779	$65,623
Adjusted EBITDA(4)	16,862	4,225	21,087	17,453	4,072	21,525
Amortization of intangibles and depreciation expense	8,473	1,605	10,078	10,154	1,616	11,770
Amortization of deferred costs in excess of amortization of deferred revenue	4,432	254	4,686	2,379	165	2,544
Corporate consolidation costs	—	—	—	—	1,866	1,866
Corporate consolidation retention costs	—	—	—	—	13	13
Expenditures for property, exclusive of rental equipment	768	77	845	1,958	43	2,001
Investment in new accounts and rental equipment, net	7,427	521	7,948	6,567	508	7,075

(1)          Includes allocation of holding company expenses reducing Adjusted EBITDA by $2.7 million, $0.3 million and $2.6 million for the nine months ended September 30, 2006, and for the periods January 1, 2005 through February 8, 2005 and February 9, 2005 through September 30, 2005, respectively.

Includes allocation of holding company expenses reducing Adjusted EBITDA by $0.7 million and $0.8 million for the three months ended September 30, 2006 and 2005, respectively.

(2)          Includes allocation of holding company expenses reducing Adjusted EBITDA by $0.7 million, $0.1 million and $0.6 million for the nine months ended September 30, 2006, and for the periods January 1, 2005 through February 8, 2005 and February 9, 2005 through September 30, 2005, respectively. Includes allocation of holding company expenses reducing Adjusted EBITDA by $0.2 million and $0.2 million for the three month periods ended September 30, 2006 and 2005, respectively.

(3)          Adjustment to eliminate intersegment accounts receivable.

(4)          Adjusted EBITDA is used by management in evaluating segment performance and allocating resources, and management believes it is used by many analysts following the security industry. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States of America, such as income (loss) before income taxes or cash flow from operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing the consolidated financial performance of the Company. See the table below for the reconciliation of Adjusted EBITDA to consolidated income (loss) before income taxes. The Company’s calculation of Adjusted EBITDA may be different from the calculation used by other companies and comparability may be limited. Management believes that presentation of a non-GAAP financial measure such as Adjusted EBITDA is useful because it allows investors and management to evaluate and compare the Company’s operating results from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures.

	Consolidated
	2006	2005
	Nine Months Ended September 30	February 9 through September 30	January 1 through February 8
	(dollar amounts in thousands)
Loss before income taxes	$(12,474)	$(13,029)	$(11,370)
Plus:
Interest expense	26,350	22,863	4,544
Amortization of intangibles and depreciation expense	31,526	31,849	6,638
Amortization of deferred costs in excess of amortization of deferred revenue	12,278	5,460	2,837
Amortization of stock based compensation costs	1,145	—	—
Reorganization costs(a)	—	—	6,374
Recapitalization costs	4,452	—	—
Corporate consolidation severance payments(b)	20	1,866	—
Corporate consolidation retention costs(c)	—	13	—
Loss on retirement of debt	—	6,657	—
Less:
Other income	(25)	(628)	(15)
Adjusted EBITDA	$63,272	$55,051	$9,008

(a)           Reorganization costs for 2005 include success fees paid upon successful completion of the restructuring transactions, key employee retention plan payments and legal fees.

(b)          Network Multifamily severance payments related to corporate consolidation.

(c)           Network Multifamily entered into agreements with selected individuals to retain their services until corporate consolidation and system conversion activities were completed. The cost of these agreements is recorded in general and administrative expense.

	Consolidated
	Three Months Ended September 30,
	2006	2005
	(dollar amounts in thousands)
Loss before income taxes	$(3,469)	$(2,090)
Plus:
Interest expense	9,555	7,500
Amortization of intangibles and depreciation expense	10,078	11,770
Amortization of deferred costs in excess of amortization of deferred revenue	4,686	2,544
Amortization of stock based compensation costs	273	—
Corporate consolidation severance payments(a)	—	1,866
Corporate consolidation retention costs(b)	—	13
Less:
Other income	(36)	(78)
Adjusted EBITDA	$21,087	$21,525

(a)           Network Multifamily severance payments related to corporate consolidation.

(b)          Network Multifamily entered into agreements with selected individuals to retain their services until corporate consolidation and system conversion activities were completed. The cost of these agreements is recorded in general and administrative expense.

10.   Income Taxes:

For the nine and three months ended September 30, 2006, the Company recorded tax expense of approximately $0.2 million and $0.1 million, respectively, related to state income taxes. For the periods February 9, 2005 through September 30, 2005, the Company recorded net tax expense related to state income taxes of approximately $0.3 million, including $0.1 million for the three months ended September 30, 2005.

Management believes the Company’s net deferred tax assets, including those related to net operating losses, are not likely realizable and therefore its deferred tax assets are fully reserved. In assessing whether deferred taxes are realizable, management considers whether it is more likely than not that some portion or all deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment.

In June 2006, the FASB issued FASB Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”  This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. This interpretation is effective for fiscal years beginning after December 15, 2006. Protection One, Inc. will be required to adopt this interpretation in the first quarter of 2007. Management is currently evaluating the requirements of FIN 48 but has not determined what, if any, impact it will have on the Company’s consolidated financial statements.

11.   Summarized Combined Financial Information of the Subsidiary Guarantors of Debt

Protection One Alarm Monitoring, Inc., a wholly-owned subsidiary of Protection One, Inc., has debt securities outstanding (see Note 6, “Debt and Capital Leases”) that are fully and unconditionally guaranteed by Protection One, Inc. and wholly owned subsidiaries of Protection One Alarm Monitoring, Inc. The following tables present condensed consolidating financial information for Protection One, Inc., Protection One Alarm Monitoring, Inc., and all other subsidiaries. Condensed financial information for Protection One, Inc. and Protection One Alarm Monitoring, Inc. on a stand-alone basis are presented using the equity method of accounting for subsidiaries in which they own or control twenty percent or more of the voting shares.

Condensed Consolidating Statement of Operations
For the Nine Months Ended September 30, 2006
(amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenue:
Monitoring and related services	$—	$151,618	$33,853	$—	$185,471
Other	—	15,675	300	—	15,975
Total revenue	—	167,293	34,153	—	201,446
Cost of revenue
Monitoring and related services	—	43,474	9,701	—	53,175
Other	—	19,691	1,097	—	20,788
Total cost of revenue	—	63,165	10,798	—	73,963
Operating expenses
Selling	—	28,285	1,772	—	30,057
General and administrative	4,562	40,024	2,991	—	47,577
Corporate consolidation costs	—	—	20	—	20
Recapitalization costs	3,267	1,185	—	—	4,452
Amortization and depreciation	6	26,086	5,434	—	31,526
Holding company allocation	(3,417)	2,734	683	—	—
Corporate overhead allocation	—	(3,370)	3,370	—	—
Total operating expenses	4,418	94,944	14,270	—	113,632
Operating income (loss)	(4,418)	9,184	9,085	—	13,851
Other expense (income)
Interest expense(b)	—	25,639	711	—	26,350
Other	—	(108)	83	—	(25)
Equity (earnings) loss in subsidiary	8,291	(8,056)	—	(235)	—
Total other expense	8,291	17,475	794	(235)	26,325
Income (loss) from continuing operations before income taxes	(12,709)	(8,291)	8,291	235	(12,474)
Income tax expense	—	—	(235)	—	(235)
Net income (loss)	$(12,709)	$(8,291)	$8,056	$235	$(12,709)

(b)          Protection One Alarm Monitoring, Inc. allocated $715 of its interest expense to Network Multifamily.

Condensed Consolidating Statement of Operations
For the Quarter Ended September 30, 2006
(amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenue:
Monitoring and related services	$—	$51,007	$11,236	$—	$62,243
Other	—	5,293	84	—	5,377
Total revenue	—	56,300	11,320	—	67,620
Cost of revenue
Monitoring and related services	—	15,077	3,290	—	18,367
Other	—	6,856	357	—	7,213
Total cost of revenue	—	21,933	3,647	—	25,580
Operating expenses
Selling	—	9,887	585	—	10,472
General and administrative	1,219	13,150	1,071	—	15,440
Amortization and depreciation	1	8,274	1,803	—	10,078
Holding company allocation	(967)	774	193	—	—
Corporate overhead allocation	—	(1,128)	1,128	—	—
Total operating expenses	253	30,957	4,780	—	35,990
Operating income (loss)	(253)	3,410	2,893	—	6,050
Other expense (income)
Interest expense(b)	—	9,364	191	—	9,555
Other	—	(36)	—	—	(36)
Equity (earnings) loss in subsidiary	3,287	(2,631)	—	(656)	—
Total other expense	3,287	6,697	191	(656)	9,519
Income (loss) from continuing operations before income taxes	(3,540)	(3,287)	2,702	656	(3,469)
Income tax expense	—	—	(71)	—	(71)
Net income (loss)	$(3,540)	$(3,287)	$2,631	$656	$(3,540)

(b)          Protection One Alarm Monitoring, Inc. allocated $193 of its interest expense to Network Multifamily.

Condensed Consolidating Statement of Operations
For the Period February 9, 2005 through September 30, 2005
(dollar amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenues:
Monitoring and related services	$—	$128,578	$29,565	$—	$158,143
Other	—	9,771	61	—	9,832
Total revenues	—	138,349	29,626	—	167,975
Cost of revenues:
Monitoring and related services	—	36,796	7,705	—	44,501
Other	—	12,243	466	—	12,709
Total cost of revenues	—	49,039	8,171	—	57,210
Operating expenses
Selling	—	18,040	1,611	—	19,651
General and administrative	3,391	31,670	6,475	—	41,536
Corporate consolidation costs	—	—	1,866	—	1,866
Amortization and depreciation	3	27,098	4,748	—	31,849
Holding company allocation	(3,172)	2,538	634	—	—
Corporate overhead allocation	—	(655)	655	—	—
Total operating expenses	222	78,691	15,989	—	94,902
Operating income (loss)	(222)	10,619	5,466	—	15,863
Other expense (income)
Interest expense (income)	—	20,917	(5)	—	20,912
Related party interest	—	1,951	—	—	1,951
Loss on retirement of debt	—	6,657	—	—	6,657
Other	—	(663)	35	—	(628)
Equity (earnings) loss in subsidiary	13,123	(5,120)	—	(8,003)	—
Total other expense	13,123	23,742	30	(8,003)	28,892
Income (loss) from continuing operations before income taxes	(13,345)	(13,123)	5,436	8,003	(13,029)
Income tax expense	—	—	(316)		(316)
Net income (loss)	$(13,345)	$(13,123)	$5,120	$8,003	$(13,345)

Condensed Consolidating Statement of Operations
For the Period January 1, 2005 through February 8, 2005
(amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenue:
Monitoring and related services	$—	$21,455	$5,000	$—	$26,455
Other	—	1,916	172	—	2,088
Total revenue	—	23,371	5,172	—	28,543
Cost of revenue:
Monitoring and related services	—	6,151	1,249	—	7,400
Other	—	2,571	743	—	3,314
Total cost of revenue	—	8,722	1,992	—	10,714
Operating expenses
Selling	—	3,699	290	—	3,989
General and administrative	792	6,054	1,258	—	8,104
Change of control and debt restructuring costs	5,939	—	—	—	5,939
Amortization and depreciation	—	6,058	580	—	6,638
Holding company allocation	(437)	350	87	—	—
Corporate overhead allocation	—	(110)	110	—	—
Total operating expenses	6,294	16,051	2,325	—	24,670
Operating income (loss)	(6,294)	(1,402)	855	—	(6,841)
Other expense (income)
Interest expense(a)	—	2,499	103	—	2,602
Related party interest	—	1,942	—	—	1,942
Other	—	(15)	—	—	(15)
Equity (earnings) loss in subsidiary	5,111	(717)	—	(4,394)	—
Total other expense	5,111	3,709	103	(4,394)	4,529
Income (loss) from continuing operations before income taxes	(11,405)	(5,111)	752	4,394	(11,370)
Income tax expense	—	—	(35)	—	(35)
Net income (loss)	$(11,405)	$(5,111)	$717	$4,394	$(11,405)

(a)           Protection One Alarm Monitoring, Inc. allocated $103 of its interest expense to Network Multifamily

Condensed Consolidating Statement of Operations
For the Three Months Ended September 30, 2005
(dollar amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Revenues:
Monitoring and related services	$—	$50,066	$11,453	$—	$61,519
Other	—	4,078	26	—	4,104
Total revenues	—	54,144	11,479	—	65,623
Cost of revenues:
Monitoring and related services	—	14,418	3,188	—	17,606
Other	—	4,851	198	—	5,049
Total cost of revenues	—	19,269	3,386	—	22,655
Operating expenses
Selling	—	7,648	580	—	8,228
General and administrative	1,088	12,431	2,253	—	15,772
Corporate consolidation costs	—	—	1,866	—	1,866
Amortization and depreciation	1	9,926	1,843	—	11,770
Holding company allocation	(1,088)	871	217	—	—
Corporate overhead allocation	—	(247)	247	—	—
Total operating expenses	1	30,629	7,006	—	37,636
Operating income (loss)	(1)	4,246	1,087	—	5,332
Other expense (income)
Interest expense (income)	—	7,502	(2)	—	7,500
Other	—	(77)	(1)	—	(78)
Equity (earnings) loss in subsidiary	2,211	(975)	—	(1,236)	—
Total other expense	2,211	6,450	(3)	(1,236)	7,422
Income (loss) from continuing operations before income taxes	(2,212)	(2,204)	1,090	1,236	(2,090)
Income tax expense	—	(7)	(115)	—	(122)
Net income (loss)	$(2,212)	$(2,211)	$975	$1,236	$(2,212)

Condensed Consolidating Balance Sheet
September 30, 2006
(amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Assets
Current Assets
Cash and cash equivalents	$—	$20,535	$(9)	$—	$20,526
Receivables, net	—	22,210	5,857	—	28,067
Inventories, net	—	3,058	1,203	—	4,261
Prepaid expenses	(4)	2,131	124	—	2,251
Other	—	3,190	162	—	3,352
Total current assets	(4)	51,124	7,337	—	58,457
Restricted cash	—	1,862	—	—	1,862
Property and equipment, net	5	19,872	1,286	—	21,163
Customer accounts, net	—	167,932	40,572	—	208,504
Goodwill	—	6,142	6,018	—	12,160
Trade name	—	22,987	2,825	—	25,812
Deferred customer acquisition costs	—	91,594	7,119	—	98,713
Other	—	7,481	2,526	—	10,007
Accounts receivable (payable) from (to) associated companies	(67,644)	73,374	(5,730)	—	—
Investment in POAMI	(7,142)	—	—	7,142	—
Investment in subsidiary guarantors	—	55,908	—	(55,908)	—
Total assets	$(74,785)	$498,276	$61,953	$(48,766)	$436,678
Liabilities and Stockholder Equity (Deficiency in Assets)
Current liabilities:
Current portion of long-term debt and capital leases	$—	$3,566	$—	$—	$3,566
Accounts payable	—	1,851	437	—	2,288
Accrued liabilities	601	18,902	788	—	20,291
Deferred revenue	—	33,101	3,449	—	36,550
Total current liabilities	601	57,420	4,674	—	62,695
Long-term debt and capital leases, net of current portion	—	390,698	—	—	390,698
Deferred customer acquisition revenue	—	56,336	1,003	—	57,339
Other	—	964	368	—	1,332
Total Liabilities	601	505,418	6,045	—	512,064
Stockholders’ Equity (Deficiency in Assets)
Common stock	182	2	1	(3)	182
Additional paid in capital	89,281	1,416,051	194,913	(1,610,964)	89,281
Accumulated other comprehensive income	(193)	(193)	—	193	(193)
Deficit	(164,656)	(1,423,002)	(139,006)	1,562,008	(164,656)
Total stockholders’ equity (deficiency in assets)	(75,386)	(7,142)	55,908	(48,766)	(75,386)
Total liabilities and stockholders’ equity (deficiency in assets)	$(74,785)	$498,276	$61,953	$(48,766)	$436,678

Condensed Consolidating Balance Sheet
December 31, 2005
(amounts in thousands)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Assets
Current Assets
Cash and cash equivalents	$—	$19,468	$425	$—	$19,893
Receivables, net	—	23,526	6,335	—	29,861
Inventories, net	—	2,790	1,676	—	4,466
Prepaid expenses	28	2,497	658	—	3,183
Other	—	3,173	10	—	3,183
Total current assets	28	51,454	9,104	—	60,586
Restricted cash	—	1,597	—	—	1,597
Property and equipment, net	10	19,823	1,720	—	21,553
Customer accounts, net	—	187,570	45,305	—	232,875
Goodwill	—	6,142	6,018	—	12,160
Trade name	—	22,987	2,825	—	25,812
Deferred customer acquisition costs	—	66,253	6,945	—	73,198
Other	—	8,518	3	—	8,521
Accounts receivable (payable) from (to) associated companies(a)	7,752	9,481	(17,233)	—	—
Investment in POAMI	1,237	—	—	(1,237)	—
Investment in subsidiary guarantors	—	47,852	—	(47,852)	—
Total assets	$9,027	$421,677	$54,687	$(49,089)	$436,302
Liabilities and Stockholder Equity
Current liabilities:
Current portion of long-term debt	$—	$2,356	$—	$—	$2,356
Accounts payable	—	2,601	125	—	2,726
Accrued liabilities	960	21,492	1,648	—	24,100
Deferred revenue	—	33,159	3,312	—	36,471
Total current liabilities	960	59,608	5,085	—	65,653
Long-term debt, net of current portion	—	321,293	—	—	321,293
Deferred customer acquisition revenue	—	38,746	1,127	—	39,873
Other	—	793	623	—	1,416
Total Liabilities	960	420,440	6,835	—	428,235
Stockholders’ Equity
Common stock	182	2	1	(3)	182
Additional paid in capital	159,939	1,416,051	202,457	(1,618,508)	159,939
Accumulated other comprehensive loss	(107)	(107)	—	107	(107)
Deficit	(151,947)	(1,414,709)	(154,606)	1,569,315	(151,947)
Total stockholders’ equity	8,067	1,237	47,852	(49,089)	8,067
Total liabilities and stockholders’ equity	$9,027	$421,677	$54,687	$(49,089)	$436,302

Condensed Consolidating Statement of Cash Flows
For the Nine Months Ended September 30, 2006
(amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(4,906)	$24,547	$12,286	$—	$31,927
Cash flows from investing activities:
Purchases of new accounts	—	—	(27)	—	(27)
Deferred customer acquisition costs	—	(42,113)	(930)	—	(43,043)
Deferred customer acquisition revenue	—	22,734	(19)	—	22,715
Purchase of property and equipment	—	(2,534)	(248)	—	(2,782)
Purchase of rental equipment	—	(2,145)	—	—	(2,145)
Additional investment in restricted cash	—	(212)	—		(212)
Proceeds from disposition of assets	—	262	9	—	271
Net cash used in investing activities	—	(24,008)	(1,215)	—	(25,223)
Cash flows from financing activities:
Payments on long-term debt	—	(2,089)	—	—	(2,089)
Distribution to shareholders	(70,490)	—	—	—	(70,490)
Proceeds from borrowings	—	66,767	—	—	66,767
Debt issue costs	—	(259)	—	—	(259)
To (from) related companies	75,396	(63,891)	(11,505)	—	—
Net cash provided by (used in) financing activities	4,906	528	(11,505)	—	(6,071)
Net increase (decrease) in cash and cash equivalents	—	1,067	(434)	—	633
Cash and cash equivalents:
Beginning of period	—	19,468	425	—	19,893
End of period	$—	$20,535	$(9)	$—	$20,526

Condensed Consolidating Statement of Cash Flows
For the Period February 9, 2005 through September 30, 2005
(dollar amounts in thousands)
(Unaudited)

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(2,139)	$18,108	$9,979	$—	$25,948
Cash flows from investing activities:
Deferred customer acquisition costs	—	(32,278)	(1,202)	—	(33,480)
Deferred customer acquisition revenue	—	16,873	135	—	17,008
Purchase of property and equipment	—	(3,111)	(117)	—	(3,228)
Increase in restricted cash	—	(1,200)	—	—	(1,200)
Proceeds from redemption of preferred stock	—	4,399	—	—	4,399
Proceeds from disposition of marketable securities and other assets	—	896	27	—	923
Net cash used in investing activities	—	(14,421)	(1,157)	—	(15,578)
Cash flows from financing activities:
Payments on long—term debt	—	(212,125)	—	—	(212,125)
Payment on credit facility	—	(81,000)	—	—	(81,000)
Proceeds from borrowings	—	250,000	—	—	250,000
Proceeds from sale of common stock	1,750	—	—	—	1,750
Debt issue costs	—	(6,978)	—	—	(6,978)
Stock issue costs	(270)	—	—	—	(270)
Payment for interest rate cap	—	(922)	—	—	(922)
To (from) related companies	659	8,352	(9,011)	—	—
Net cash provided by (used in) financing activities	2,139	(42,673)	(9,011)	—	(49,545)
Net decrease in cash and cash quivalents	—	(38,986)	(189)	—	(39,175)
Cash and cash equivalents:
Beginning of period	—	53,257	508	—	53,765
End of period	$—	$14,271	$319	$—	$14,590

	Protection One, Inc.	Protection One Alarm Monitoring	Subsidiary Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(6,787)	$8,265	$2,232	$—	$3,710
Cash flows from investing activities:
Deferred customer acquisition costs	—	(4,049)	(169)	—	(4,218)
Deferred customer acquisition revenue	—	2,147	(156)	—	1,991
Purchase of property and equipment	—	(249)	(1)	—	(250)
Proceeds from disposition of assets	—	—	4	—	4
Net cash used in investing activities	—	(2,151)	(322)	—	(2,473)
Cash flows from financing activities:
To (from) related companies	6,787	(4,801)	(1,986)	—	—
Net cash provided by (used in) financing activities	6,787	(4,801)	(1,986)	—	—
Net increase (decrease) in cash and cash equivalents	—	1,313	(76)	—	1,237
Cash and cash equivalents:
Beginning of period	—	51,944	584	—	52,528
End of period	$—	$53,257	$508	$—	$53,765

ITEM 2.                MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations updates the information provided in and should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K, for the year ended December 31, 2005, as amended.

Overview

Our monitoring and related services revenue and customer base compositions at September 30, 2006 were as follows:

	Percentage of Total
Market	Monitoring and Related Services Revenue	Sites
Single family and commercial	81.7%	50.9%
Wholesale	4.5	18.8
Protection One Monitoring Total	86.2	69.7
Network Multifamily Total	13.8	30.3
Total	100.0%	100.0%

For the first nine months of 2006, we generated consolidated revenue of $201.4 million. For the first nine months of 2006, Protection One Monitoring accounted for 87.1% of consolidated revenue, or $175.5 million, while Network Multifamily accounted for the 12.9% of consolidated revenue, or $25.9 million. For the three months ended September 30, 2006, we generated consolidated revenue of $67.6 million. Protection One Monitoring accounted for 87.4%, or $59.1 million, and Network Multifamily accounted for 12.6%, or $8.5 million, of consolidated revenue for the three months ended September 30, 2006.

Important Matters

Recapitalization:  Payment of a $70.5 Million Dividend; Payment to Option Holders; and Increase of Bank Credit Facility

On May 12, 2006, we paid a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of our common stock on May 8, 2006, including Quadrangle, which owned approximately 97.1% of the outstanding shares of our common stock at that date. This cash dividend is referred to as the May 2006 dividend. The payment of the May 2006 dividend was financed, in large part, by the April 2006 financing described below.

At the same time, we paid $4.5 million or $2.89 for each vested and unvested option awarded under the 2004 Stock Option Plan, including to members of senior management. This payment is referred to as the compensatory make-whole payment. Approximately $3.2 million of this compensatory make-whole payment related to options that had not yet vested and accordingly this amount plus related taxes was recorded as compensation expense in the second quarter of 2006. Approximately $1.3 million of the compensatory make-whole payment related to vested options and was recorded to additional paid in capital. We also reduced the exercise price of each vested and unvested option by $0.98. Our board decided to pay the compensatory make-whole payment and reduce the option exercise price because the payment of the May 2006 dividend decreased the value of the equity interests of holders of options, as these holders were not otherwise entitled to receive the dividend. Accordingly, our board awarded the same amount to the option holders, on a per share basis, in the form of the compensatory make-whole payment and the reduced option exercise price.

On April 26, 2006, we entered into an amended and restated bank credit agreement to, among other things, increase the capacity of our bank credit facility in order to declare and pay the May 2006 dividend and to pay the compensatory make-whole payment. At that time, we also borrowed an additional $66.8 million under our bank credit facility, the proceeds of which were used to pay, along with approximately $10.0 million of cash on hand, the May 2006 dividend, related expenses and the compensatory make-whole payment.

Corporate Consolidation

In August 2005, we consolidated management and other support functions of our Network Multifamily subsidiary with our Protection One Monitoring segment. Approximately forty positions were eliminated, including the President, Senior Vice President-Sales, Senior Vice President-Legal and Vice President-Finance. We accrued approximately $2.3 million for severance and retention expense related to this consolidation and paid approximately $2.2 million of this amount as of December 31, 2005. Additional expense of approximately $20,000 was incurred in January 2006 and the remaining accrued amounts were paid at that time. For more information regarding this consolidation, see our Current Report on Form 8-K filed on September 7, 2005.

In addition, Network Multifamily has completed a conversion of its billing system to Mastermind, which is the billing system used by Protection One Alarm Monitoring, Inc. and its general ledger, inventory management, accounts payable and payroll software to Lawson, which is the same software currently used by Protection One Alarm Monitoring, Inc.

In December 2005, we moved our commercial monitoring operations from Portland, Maine to Network Multifamily’s monitoring facility in Irving, Texas. Approximately twenty-four positions were eliminated related to the consolidation of the Portland monitoring center.

New Basis of Accounting

As a result of Quadrangle’s increased ownership interest from the February 8, 2005 debt-for-equity exchange, we have “pushed down” Quadrangle’s basis to a proportionate amount of our underlying assets and liabilities acquired based on the estimated fair market values of the assets and liabilities. The “push-down” accounting adjustments did not impact cash flows. The primary changes to the balance sheet reflect (1) the reduction of deferred customer acquisition costs and revenue, which have been subsumed into the estimated fair market value adjustment for customer accounts; (2) adjustments to the carrying values of debt to estimated fair market value (or Quadrangle basis in the case of the credit facility); (3) adjustments to historical goodwill to reflect goodwill arising from the push down accounting adjustments; (4) the recording of a value for our trade names; and (5) an increase to the equity section from these adjustments. The primary changes to the income statement include (1) the reduction in other revenue due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition revenue; (2) the reduction in other costs of revenue and selling expenses due to a lower level of amortization from the reduced amortizable base of deferred customer acquisition costs; (3) an increase in interest expense due to amortization of debt discounts arising from differences in fair values and carrying values of our debt instruments; and (4) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Due to the impact of the changes resulting from the push down accounting adjustments described above, the 2005 income statement presentation separates our results into two periods:  (1) the period ending with the February 8, 2005 consummation of the exchange transaction and (2) the period beginning after that date utilizing the new basis of accounting. The results are further separated by a heavy black line to indicate the effective date of the new basis of accounting.

Stockholders and other security holders or buyers of our securities or our other creditors should not assume that material events subsequent to the date of this Quarterly Report on Form 10-Q have not occurred.

Summary of Other Significant Matters

Net Loss.   We incurred a net loss of $12.7 million and $3.5 million for the nine and three months ended September 30, 2006, respectively. The net loss reflects substantial charges incurred by us for amortization of customer accounts and interest incurred on indebtedness, including amortization of debt discounts. We currently do not expect to have earnings in the foreseeable future.

Recurring Monthly Revenue.   At various times during each year, we measure all of the monthly revenue we are entitled to receive under contracts with customers in effect at the end of the period. Our computation of recurring monthly revenue, or RMR, may not be comparable to other similarly titled measures of other companies, and RMR should not be viewed by investors as an alternative to actual monthly revenue, as determined in accordance with generally accepted accounting principles. Our current focus on RMR additions and stabilization of attrition rates have contributed to the increase in RMR which was $19.9 million at September 30, 2006 compared to $19.7 million at September 30, 2005. We believe that we will continue to see improvements in RMR as we continue to strengthen our financial position and have access to enough capital to invest in creating new accounts. If we are unable to generate sufficient new RMR to replace RMR losses, it could materially and adversely affect our business, financial condition and results of operations.

In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. As of September 30, 2006, Protection One Monitoring estimated the loss of 2,277 customer accounts, including 379 wholesale customer accounts, and Network Multifamily estimated the loss of 587 customer accounts. Estimated RMR losses related to these accounts were approximately

$51,500 and $6,200 for Protection One Monitoring and Network Multifamily, respectively, or less than 1% of our total RMR.

Our RMR includes amounts billable to customers with past due balances which we believe are collectible. We seek to preserve the revenue stream associated with each customer contract, primarily to maximize our return on the investment we made to generate each contract. As a result, we actively work to collect amounts owed to us and to retain the customer at the same time. In some instances, we may allow up to six months to collect past due amounts, while evaluating the ongoing customer relationship. After we have made every reasonable effort to collect past due balances, we will disconnect the customer and include the loss in attrition calculations.

We believe the presentation of RMR is useful to investors because the measure is used by investors and lenders to value companies such as ours with recurring revenue streams. The table below reconciles our RMR to revenue reflected on our consolidated statements of operations (information for the period January 1, 2005 to February 8, 2005 has not been presented since it was not considered material).

	Nine months ended September 30, 2006	February 9, through September 30, 2005
	(dollar amounts in millions)
Recurring Monthly Revenue at September 30	$19.9	$19.7
Amounts excluded from RMR:
Amortization of deferred revenue	0.7	0.4
Other revenue(a)	1.7	1.7
Revenue (GAAP basis):
September	22.3	21.8
January - August, 2006	179.1	—
February 9 - August 31, 2005	—	146.2
Total period revenue	$201.4	$168.0

	Three months ended September 30,
	2006	2005
	(dollar amounts in millions)
Recurring Monthly Revenue at September 30,	$19.9	$19.7
Amounts excluded from RMR:
Amortization of deferred revenue	0.7	0.4
Other revenue(a)	1.7	1.7
Revenue (GAAP basis):
September	22.3	21.8
July - August	45.3	43.8
Total period revenue	$67.6	$65.6

(a)           Revenue that is not pursuant to monthly contractual billings.

The following tables identify RMR by segment and in total for the periods indicated.

	Nine months ended September 30, 2006
	Protection One Monitoring	Network Multi- family	Total
	(dollar amounts in thousands)
Beginning RMR balance(a)	$17,149	$2,724	$19,873
RMR retail additions	1,585	95	1,680
RMR retail losses, excluding Hurricane Katrina	(1,571)	(197)	(1,768)
RMR retail reactivations from Hurricane Katrina(b)	22	9	31
Price changes and other	77	25	102
Net change in wholesale RMR	12	—	12
Ending RMR balance	$17,274	$2,656	$19,930

(a)           Beginning RMR balance includes $0.9 million of wholesale customer RMR in both the Protection One Monitoring segment and in total. Our Network Multifamily segment RMR does not contain wholesale customer RMR.

(b)          In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. For the nine months ended September 30, 2006, reactivations represent the RMR from those customers whose billing was suspended after the hurricane but has subsequently been reinstated. We did not reactivate any wholesale customers during the first nine months of 2006. As of September 30, 2006, Protection One Monitoring has estimated the loss of 2,277 customers, including 379 wholesale customers, and Network Multifamily has estimated the loss of 587 customers whose homes or businesses have been damaged beyond repair and will no longer need our monitoring services.

	February 9 through September 30, 2005			January 1 through February 8, 2005
	Protection One Monitoring	Network Multi- Family	Total	Protection One Monitoring	Network Multi- family	Total
	(dollar amounts in thousands)			(dollar amounts in thousands)
Beginning RMR balance(a)	$17,086	$2,799	$19,885	$17,112	$2,796	$19,908
RMR retail additions	1,244)	53	1,297	181	11	192
RMR retail losses, excluding Hurricane Katrina	(1,363)	(132)	(1,495)	(213)	(14)	(227)
RMR retail losses from Hurricane Katrina	(88	(26)	(114)	—	—	—
Price changes and other	82	25	107	1	6	7
Net change in wholesale RMR, excluding losses from Hurricane Katrina	5	—	5	5	—	5
RMR wholesale losses from Hurricane Katrina	(6)	—	(6)	—	—	—
Ending RMR balance	$16,960	$2,719	$19,679	$17,086	$2,799	$19,885

(a)           Beginning RMR balance includes $0.9 million of wholesale customer RMR for each of the periods February 9, 2005 through September 30, 2005 and January 1, 2005 through February 8, 2005, in both the Protection One Monitoring segment and in total. Our Network Multifamily segment RMR does not contain wholesale customer RMR.

	Three months ended September 30, 2006			Three months ended September 30, 2005
	Protection One Monitoring	Network Multi- family	Total	Protection One Monitoring	Network Multi- family	Total
	(dollar amounts in thousands)			(dollar amounts in thousands)
Beginning RMR balance(a)	$17,247	$2,677	$19,924	$17,133	$2,774	$19,907
RMR retail additions	536	53	589	496	16	512
RMR retail losses, excluding Hurricane Katrina	(553)	(90)	(643)	(552)	(55)	(607)
RMR retail losses from Hurricane Katrina	—	—	—	(88)	(26)	(114)
Price changes and other	27	16	43	(9)	10	1
Net change in wholesale RMR, excluding losses from Hurricane Katrina	17	—	17	(14)	—	(14)
RMR wholesale losses from Hurricane Katrina	—	—	—	(6)	—	(6)
Ending RMR balance	$17,274	$2,656	$19,930	$16,960	$2,719	$19,679

(a)           Beginning RMR balance includes $0.9 million wholesale customer RMR for each of the three month periods ended September 30, 2006 and 2005, in both the Protection One Monitoring segment and in total. Our Network Multifamily segment RMR does not contain wholesale customer RMR.

Monitoring and Related Services Margin.   Monitoring and related service revenue comprised over 92.0% of our total revenue for the nine and three months ended September 30, 2006, for each of the periods January 1, 2005 through February 8, 2005 and February 9, 2005 through September 30, 2005 and for the three months ended September 30, 2005. The table below identifies the monitoring and related services gross margin and gross margin percent for the presented periods.

	2006	2005
	Nine months ended September 30	February 9 through September 30	January 1 through February 8
	(dollar amounts in thousands)
Monitoring and related services revenue	$185,471	$158,143	$26,455
Cost of monitoring and related services revenue	53,175	44,501	7,400
Gross margin	$132,296	$113,642	$19,055
Gross margin%	71.3%	71.9%	72.0%

Our monitoring and related services gross margin percentage has decreased slightly from the prior period due to several factors, the impact of which we expect to continue into the near to medium term: (i) increased royalty fees paid to BellSouth as we expand our customer base in the alliance territory, (ii) increased third party costs for cellular service due to the growing number of customers who choose to have primary or back-up cellular monitoring service, and (iii) increased percentage of commercial customers in our base who choose enhanced services, such as open/close and fire inspections.

Customer Creation and Marketing.   Our current customer acquisition strategy for our Protection One Monitoring segment relies primarily on internally generated sales. We currently have a salaried and commissioned sales force that utilizes our existing branch infrastructure in approximately 55 markets. The internal sales program generated 41,021 accounts and 40,517 accounts in the first nine months of 2006 and 2005, respectively. Our Network Multifamily segment also utilizes a salaried and commissioned sales force to produce new accounts. We are susceptible to macroeconomic downturns that may affect our ability to attract new customers.

We are a partner in a marketing alliance with BellSouth to offer monitored security services to the residential, single family market and to small businesses in 17 of the larger metropolitan markets in the nine-state BellSouth region. The marketing alliance may be terminated by mutual written consent of both parties or by either party upon 180 days notice or earlier upon occurrence of certain events. Under this alliance, we operate as “BellSouth Security Systems from Protection One” from our branches in the nine-state BellSouth region. BellSouth provides us with leads of new owners of single family residences in its territory and of transfers of existing BellSouth customers within its territory. We follow up on the leads and attempt to persuade them to become customers of our monitored security services. We also market directly to small businesses. We pay BellSouth a commission for each new contract and a recurring royalty based on a percentage of recurring charges. The commission is a direct and incremental cost of acquiring the customer and accordingly, for residential customers and certain commercial customers, is deferred as a customer acquisition cost and amortized over the term of the contract. The recurring royalty is expensed as incurred and is included in the cost of monitoring and related services revenue. Approximately 26.3% of our new accounts created in the first nine months of 2006 and 24.5% of our new accounts created in the first nine months of 2005 were produced from this arrangement. Termination of this agreement could have an adverse affect on our ability to generate new customers in this territory. We are unable to predict the impact on our alliance agreement from the planned combination of BellSouth and AT&T Inc.

We continually evaluate our customer creation and marketing strategy, including evaluating each respective channel for economic returns, volume and other factors and may shift our strategy or focus, including the elimination of a particular channel.

Attrition.   Customer account attrition has a direct impact on our results of operations since it affects our revenue, amortization expense and cash flow. We monitor attrition each quarter based on a quarterly annualized and trailing twelve-month basis. This method utilizes each segment’s average customer account base for the applicable period in measuring attrition. Therefore, in periods of customer account growth, the computation of customer attrition may result in a number less than would be expected in periods when customer accounts remain stable. In periods of customer account decline, the computation of customer attrition may result in a number greater than would be expected in periods when customer accounts remain stable.

In the table below, we define attrition as a ratio, the numerator of which is the gross number of lost customer accounts for a given period, net of the adjustments described below, and the denominator of which is the average number of accounts for a given period. In some instances, we use estimates to derive attrition data. In our calculation of Protection One Monitoring and total company attrition, we make adjustments to lost accounts for the net change, either positive or negative, in our wholesale base. In the calculations directly below, we do not reduce the gross accounts lost during a period by “move in” accounts, which are accounts where a new customer moves into a home installed with our security system and vacated by a prior customer, or “competitive takeover” accounts, which are accounts where the owner of a residence monitored by a competitor requests that we provide monitoring services.

As defined above, customer attrition by business segment at September 30, 2006 and 2005 is summarized below:

	Customer Account Attrition
	September 30, 2006			September 30, 2005
	Annualized Third Quarter	Trailing Twelve Month		Annualized Third Quarter		Trailing Twelve Month
Protection One Monitoring	7.7%	6.6%		12.1%		8.7%
Protection One Monitoring, excluding wholesale	13.6%	12.4%		16.0%		13.3%
Network Multifamily	12.6%	7.7	%(a)	10.2	%(a)	7.4	%(a)
Total Company	9.2%	6.9%		11.5%		8.3%

	Customer Account Attrition
	September 30, 2006, excluding Hurricane Katrina (b)			September 30, 2005, excluding Hurricane Katrina (b)
	Annualized Third Quarter	Trailing Twelve Month		Annualized Third Quarter		Trailing Twelve Month
Protection One Monitoring	7.7%	6.9%		9.5%		8.0%
Protection One Monitoring, excluding wholesale	13.7%	12.7%		13.4%		12.7%
Network Multifamily	12.6%	8.3	%(a)	7.1	%(a)	6.6	%(a)
Total Company	9.2%	7.3%		8.7%		7.6%

(a)           Attrition results for Network Multifamily exclude the impact on the calculation of our customer base from the conversion of our billing system to our new technology platform. Customers are defined differently in the new system and the result was a decrease in the number of customers in the new system.

(b)          In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the 2006 reactivations of 840 retail customers and 969 of our Network Multifamily customers. As of September 30, 2006, estimated customer losses from Hurricane Katrina, net of reactivations, is 2,277 customers for Protection One Monitoring, including 379 wholesale customers, and 587 customers for Network Multifamily. Our initial estimate of customer losses at September 30, 2005 was 4,548 customers for Protection One Monitoring, including 1,194 wholesale customers, and 2,563 customers for Network Multifamily.

In the table below, in order to enhance the comparability of our attrition results with those of other industry participants, many of which report attrition net of move-in accounts, we define the denominator the same as above but define the numerator as the gross number of lost customer accounts for a given period reduced by move-in accounts.

	Customer Account Attrition
	September 30, 2006			September 30, 2005
	Annualized Third Quarter	Trailing Twelve Month		Annualized Third Quarter		Trailing Twelve Month
Protection One Monitoring	6.0%	4.9%		10.2%		6.8%
Protection One Monitoring, excluding wholesale	11.4%	10.1%		13.4%		10.9%
Network Multifamily	12.6%	7.7	%(a)	10.2	%(a)	7.4	%(a)
Total Company	8.0%	5.8%		10.2%		7.0%

	Customer Account Attrition
	September 30, 2006, excluding Hurricane Katrina (b)			September 30, 2005, excluding Hurricane Katrina (b)
	Annualized Third Quarter	Trailing Twelve Month		Annualized Third Quarter		Trailing Twelve Month
Protection One Monitoring	6.1%	5.2%		7.6%		6.2%
Protection One Monitoring, excluding wholesale	11.4%	10.4%		10.9%		10.2%
Network Multifamily	12.6%	8.3	%(a)	7.1	%(a)	6.6	%(a)
Total Company	8.0%	6.2%		7.4%		6.3%

(a)           Attrition results for Network Multifamily exclude the impact on the calculation of our customer base from the conversion of our billing system to our new technology platform. Customers are defined differently in the new system and the result was a decrease in the number of customers in the new system.

(b)          In September 2005, we suspended billing for our customers in the areas most heavily affected by Hurricane Katrina. Our initial estimate of customers whose homes or businesses were damaged beyond repair and would no longer need our monitoring services was higher than our actual experience which has resulted in adjustments to reflect the 2006 reactivations of 840 retail customers and 969 of our Network Multifamily customers. As of September 30, 2006, estimated customer losses from Hurricane Katrina, net of reactivations, is 2,277 customers for Protection One Monitoring, including 379 wholesale customers, and 587 customers for Network Multifamily. Our initial estimate of customer losses at September 30, 2005 was 4,548 customers for Protection One Monitoring, including 1,194 wholesale customers, and 2,563 customers for Network Multifamily.

Our actual attrition experience shows that the relationship period with any individual customer can vary significantly. Customers discontinue service with us for a variety of reasons, including relocation, service issues and cost. A portion of the acquired customer base can be expected to discontinue service every year. Any significant change in the pattern of our historical attrition experience would have a material effect on our results of operations.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the periods presented. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended, includes a summary of the critical accounting policies we believe are the most important to aid in understanding our financial results. There have been no material changes to these critical accounting policies that impacted our reported amounts of assets, liabilities, revenue or expenses during the first nine months of fiscal 2006, except for the adoption of Financial Accounting Standards Board Statement No. 123(R), Share-based Payment (“SFAS No. 123R”), as discussed below.

Revenue and Expense Recognition. The tables below reflect the impact of our accounting policy on the respective line items of the Statement of Operations for the nine and three months ended September 30, 2006, for the periods February 9, 2005 through September 30, 2005 and January 1, 2005 through February 8, 2005 and the three months ended September 30, 2005. The “Total Amount Incurred” line represents the current amount of billings that were made and the current costs that were incurred for the period. We then subtract the deferral amount and add back the amortization of previous deferral amounts to determine the amount we report in the Statement of Operations.

	For the Nine Months Ended September 30, 2006
	Revenue- other	Cost of revenue-other	Selling expense
	(dollar amounts in thousands)
Protection One Monitoring segment:
Total amount incurred	$33,266	$40,119	$33,401
Amount deferred	(22,734)	(28,746)	(13,366)
Amount amortized	5,143	8,318	8,452
Amount included in Statement of Operations	$15,675	$19,691	$28,487
Network Multifamily segment:
Total amount incurred	$175	$1,221	$1,620
Amount deferred	19	(852)	(79)
Amount amortized	106	728	29
Amount included in Statement of Operations	$300	$1,097	$1,570
Total Company:
Total amount incurred	$33,441	$41,340	$35,021
Amount deferred	(22,715)	(29,598)	(13,445)
Amount amortized	5,249	9,046	8,481
Amount reported in Statement of Operations	$15,975	$20,788	$30,057

	2005
	February 9 through September 30,			January 1 through February 8,
	Revenue- other	Cost of revenue-other	Selling expense	Revenue- other	Cost of revenue-other	Selling expense
	(dollar amounts in thousands)
Protection One Monitoring segment:
Total amount incurred	$24,356	$30,024	$25,348	$3,265	$3,663	$3,645
Amount deferred	(16,873)	(21,373)	(10,905)	(2,147)	(2,579)	(1,470)
Amount amortized	2,288	3,592	3,777	798	1,487	1,550
Amount included in Statement of Operations	$9,771	$12,243	$18,220	$1,916	$2,571	$3,725
Network Multifamily segment:
Total amount incurred	$135	$1,237	$1,422	$(156)	$169	$237
Amount deferred	(135)	(1,191)	(11)	156	(160)	(9)
Amount amortized	61	420	20	172	734	36
Amount included in Statement of Operations	$61	$466	$1,431	$172	$743	$264
Total Company:
Total amount incurred	$24,491	$31,261	$26,770	$3,109	$3,832	$3,882
Amount deferred	(17,008)	(22,564)	(10,916)	(1,991)	(2,739)	(1,479)
Amount amortized	2,349	4,012	3,797	970	2,221	1,586
Amount reported in Statement of Operations	$9,832	$12,709	$19,651	$2,088	$3,314	$3,989

	Three months ended September 30,
	2006			2005
	Revenue- other	Cost of revenue-other	Selling Expense	Revenue- other	Cost of revenue-other	Selling expense
	(dollar amounts in thousands)
Protection One Monitoring segment:
Total amount incurred	$11,040	$13,569	$11,364	$9,919	$12,204	$10,392
Amount deferred	(7,716)	(9,934)	(4,595)	(6,906)	(9,009)	(4,464)
Amount amortized	1,969	3,222	3,179	1,065	1,656	1,788
Amount included in Statement of Operations	$5,293	$6,857	$9,948	$4,078	$4,851	$7,716
Network Multifamily segment:
Total amount incurred	$56	$552	$567	$53	$529	$551
Amount deferred	(9)	(476)	(54)	(53)	(513)	(48)
Amount amortized	37	280	11	26	182	9
Amount included in Statement of Operations	$84	$356	$524	$26	$198	$512
Total Company:
Total amount incurred	$11,096	$14,121	$11,931	$9,972	$12,733	$10,943
Amount deferred	(7,725)	(10,410)	(4,649)	(6,959)	(9,522)	(4,512)
Amount amortized	2,006	3,502	3,190	1,091	1,838	1,797
Amount reported in Statement of Operations	$5,377	$7,213	$10,472	$4,104	$5,049	$8,228

New accounting standards. In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”  SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in financial statements based on the fair value on the grant date of the equity or liability instruments used. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. We adopted the provisions of this Statement, as amended, using the modified prospective method beginning in fiscal 2006. Compensation costs should be recognized for awards that are issued beginning in 2006 and for awards that have been granted prior to December 31, 2005 but have yet to reach the end of the requisite service period. Exclusive of the make-whole payment in May 2006, the amount of expense recognized in the nine and three months ended September 30, 2006 was approximately $1.1 million and $0.3 million, respectively.

In June 2006, the FASB issued FASB Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”  This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. This interpretation is effective for fiscal years beginning after December 15, 2006. Protection One, Inc. will be required to adopt this interpretation in the first quarter of 2007. We are currently evaluating the requirements of FIN 48 but we have not determined what, if any, impact it will have our consolidated financial statements.

Operating Results

We separate our business into two reportable segments:  Protection One Monitoring and Network Multifamily. Protection One Monitoring provides security alarm monitoring services, which include sales, installation and related servicing of security alarm systems. Network Multifamily provides security alarm services to apartments, condominiums and other multi-family dwellings.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Protection One Consolidated

As a result of the push down accounting adjustments described in “—New Basis of Accounting,” above, the activity for the period February 9, 2005 through September 30, 2005 (the “post-push down” period) is reported under the new basis of accounting while the activity for the period January 1, 2005 through February 8, 2005 (the “pre-push down” period) is reported on the historical basis of accounting. For the post-push down period, the primary changes to the income statement reflect (1) the reduction in amortization related to the reductions to the amount of deferred acquisition costs and deferred acquisition revenue, (2) an increase in interest expense due to accretion of debt discounts arising from differences in fair values and carrying values of our debt instruments and (3) the reduction in amortization related to the reduction in the amortizable base of customer accounts.

Monitoring and related services revenue and associated costs were not impacted by the push down adjustments, and in the first nine months of 2006, were consistent with results achieved in the first nine months of 2005 because we replaced lost RMR with new RMR by adding new customers and providing additional services to existing customers. Monitoring and related services revenue increased slightly (less than 0.5%) in the first nine months of 2006 compared to the same period in 2005, and costs of monitoring and related services revenue increased by 2.5% in the first nine months of 2006 compared to the same period in 2005. See “Monitoring and Related Services Margin” above for discussion regarding an increase in these costs. Interest expense for first nine months of 2006 includes $4.8 million of amortization of debt discounts and debt costs compared to $4.7 million in the post-push down period.

Protection One Monitoring Segment

The table below presents operating results for Protection One Monitoring for the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenue so you can make comparisons about the relative change in revenue and expenses. As a result of the push down accounting adjustments described in “—New Basis of Accounting,” above, the nine month comparisons presented in the following table may not be comparable.

	2006		2005
	Nine Months Ended September 30,		February 9, through September 30,		January 1, through February 8,
	(dollar amounts in thousands)
Revenue:
Monitoring and related services	159,819	91.1%	$135,397	93.3%	$22,564	92.2%
Other	15,675	8.9	9,771	6.7	1,916	7.8
Total revenue	175,494	100.0	145,168	100.0	24,480	100.0
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	47,483	27.1	39,604	27.3	6,627	27.1
Other	19,691	11.2	12,243	8.4	2,571	10.5
Total cost of revenue (exclusive of amortization and depreciation shown below)	67,174	38.3	51,847	35.7	9,198	37.6
Selling expense	28,487	16.3	18,220	12.6	3,725	15.2
General and administrative expense	42,302	24.1	35,342	24.3	6,922	28.3
Change of control and debt restructuring costs	—	—	—	—	5,939	24.3
Recapitalization costs	4,452	2.5	—	—	—	—
Amortization of intangibles and depreciation expense	26,689	15.2	27,682	19.1	6,112	24.9
Total operating expenses	101,930	58.1	81,244	56.0	22,698	92.7
Operating income (loss)	$6,390	3.6%	$12,077	8.3%	$(7,416)	(30.3)%

2006 Compared to 2005. We had a net increase of 88 customersin the first nine months of 2006 compared to a net decrease of 7,687 customers in the first nine months of 2005. The net increase is primarily due to an increase in our wholesale customer accounts that exceeded our net loss of retail customers. The average customer base for the first nine months of 2006 and 2005 was 694,799 and 695,760, respectively, or a decrease of 961 customers. We are currently focused on reducing attrition, developing cost effective marketing programs and generating positive cash flow.

Further analysis of the change in the Protection One Monitoring account base between the two periods is presented below.

	Nine Months Ended
	2006	2005
Beginning Balance, January 1	694,755	699,603
Customer additions, excluding wholesale	41,021	40,517
Customer losses, excluding wholesale(a)	(47,660)	(53,756)
Change in wholesale customer base and other adjustments(b)	6,727	5,552
Ending Balance, September 30	694,843	691,916

(a)           Customer losses in 2006 is net of reactivation of 840 customers that were affected by Hurricane Katrina and 2005 includes estimated customer losses of 3,354 resulting from Hurricane Katrina.

(b)          2006 includes an adjustment to reflect a loss of 1,025 sites from the conversion of the CMS billing system to Mastermind, the billing system used by Protection One Alarm Monitoring, Inc. The decrease is the result of customers being defined differently in Mastermind. 2005 includes estimated wholesale customer losses of 1,194 resulting from Hurricane Katrina.

Monitoring and related services revenue was not impacted by the push down accounting adjustments and increased approximately 1.2% in the first nine months of 2006 compared to the first nine months of 2005. Average retail RMR for the first nine months of 2006 was $16.3 million compared to $16.1 million for the first nine months of 2005. Although our number of retail customers has decreased, we have replaced the associated lost RMR with the RMR of new customers at a higher rate primarily due to our focus on increasing our commercial business. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes $5.1 million in amortization of previously deferred revenue in the first nine months of 2006 and $2.3 million and $0.8 million in amortization of previously deferred revenue for the post-push down and pre-push down periods, respectively. We also experienced a $2.0 million, or 24.6%, increase in outright commercial sales in the first nine months of 2006 compared to the first nine months of 2005. This revenue is generated from our internal installations of new alarm systems and consists primarily of sales of burglar alarms, closed circuit televisions, fire alarms and card access control systems to commercial customers, as well as amortization of previously deferred revenue.

Cost of monitoring and related services revenue was not impacted by the push down accounting adjustments and increased approximately 2.7% in the first nine months of 2006 compared to the first nine months of 2005. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. Cost of monitoring and related services revenue as a percentage of the related revenue increased slightly to 29.7% in the first nine months of 2006 compared to 29.3% and 29.4% for the periods February 9, 2005 through September 30, 2005 and January 1, 2005 through February 8, 2005, respectively.

Cost of other revenue includes $8.3 million in amortization of previously deferred customer acquisition costs for the first nine months of 2006 and $3.6 million and $1.5 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods, respectively. We also experienced a $1.4 million, or 19.8%, increase in the cost of other revenue related to the increase in outright commercial sales in the first nine months of 2006 compared to the first nine months of 2005. These costs consist primarily of equipment and labor charges to install alarm systems, closed circuit televisions, fire alarms and card access control systems sold to our customers, as well as amortization of previously deferred customer acquisition costs.

Selling expenses include $8.5 million in amortization of previously deferred customer acquisition costs in the first nine months of 2006 and $3.8 million and $1.5 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods, respectively. In general, other selling expenses have increased over 2005 levels primarily due to an increase in the number of commercial salespeople and an increase in selling activities. Selling expenses include employment and related costs, including commission expense, of our sales personnel and their support staff, advertising and marketing expense and other sales department expense.

General and administrative expenses were not impacted by the push down accounting adjustments and increased by less than $0.1 million in the first nine months of 2006 compared to the first nine months of 2005. Share-based compensation, exclusive of those costs reflected as recapitalization costs, of approximately $1.1 million was expensed in the first nine months of 2006 because we adopted SFAS 123R as of January 1, 2006. Expense related to share-based compensation was not required in 2005. The pre-pushdown period includes $0.4 million in retention bonus expense. Excluding the impacts of share-based compensation in 2006 and of the retention bonus expense in the pre-push down period of 2005, general and administrative expenses declined approximately $0.8 million in the first nine months of 2006 compared to the same period in 2005.

Change of control and debt restructuring costs for the pre-push down period January 1, 2005 through February 8, 2005 were for legal and other fees, including $5.6 million in success fees related to the debt restructuring.

Recapitalization costs in 2006 include approximately $1.2 million in fees to third party consultants in connection with the amendment to the bank credit facility agreement and approximately $3.2 million related to the compensatory make-whole payment described in “Important Matters,” above.

Amortization of intangibles and depreciation expense for the post-push down period is based on the newly recorded values of the customer accounts and fixed assets and their associated estimated remaining lives. The customer accounts continue to be amortized over a ten year life on an accelerated basis while the remaining asset lives for the components of fixed assets have generally been shortened.

Network Multifamily Segment

The following table provides information for comparison of the Network Multifamily operating results for the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenue so that you can make comparisons about the relative change in revenue and expenses. As a result of the push down accounting adjustments described in “—New Basis of Accounting,” above, the nine month comparisons presented in the following table may not be comparable.

In 2005, we consolidated management and other support functions of Network Multifamily with our Protection One Monitoring segment. Approximately forty positions were eliminated, including the President, Senior Vice President—Sales, Senior Vice President—Legal and Vice President—Finance, which contributed to a reduction in general and administrative costs of approximately $2.1 million in the first nine months of 2006 compared to the same period in 2005.

	Nine Months Ended September 30,		February 9, through September 30,		January 1, through February 8,
	2006		2005
	(dollar amounts in thousands)
Revenue:
Monitoring and related services	$25,652	98.8%	$22,746	99.7%	$3,891	95.8%
Other	300	1.2	61	0.3	172	4.2
Total revenue	25,952	100.0	22,807	100.0	4,063	100.0
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	5,692	21.9	4,897	21.5	773	19.0
Other	1,097	4.2	466	2.0	743	18.3
Total cost of revenue (exclusive of amortization and depreciation shown below)	6,789	26.1	5,363	23.5	1,516	37.3
Selling expense	1,570	6.1	1,431	6.3	264	6.5
General and administrative expense	5,275	20.3	6,194	27.1	1,182	29.1
Corporate consolidation costs	20	0.1	1,866	8.2	—	—
Amortization of intangibles and depreciation expense	4,837	18.6	4,167	18.3	526	12.9
Total operating expenses	11,702	45.1	13,658	59.9	1,972	48.5
Operating income	$7,461	28.8%	$3,786	16.6%	$575	14.2%

2006 Compared to 2005.   Excluding conversion adjustments described below, we had a net decrease of 11,986 customers in the first nine months of 2006 as compared to a net decrease of 10,508 customers in the first nine months of 2005. The “Conversion adjustments” line item in the table below reflects the impact of the conversion of our billing system to our new technology platform, MAS. Customers are defined differently in the new system and the result is a decrease in the number of customers in the new system. We identified a 1,230 decrease in the number of customers at the time of the conversion in September 2005 and in the second quarter 2006 we identified an additional decrease of 4,593 customers for a total decrease of 5,823 customers from the conversion. Network Multifamily has more contracts reaching the end of the initial contract term in 2006 than it did in 2005 which we believe has resulted in the increase in customer losses in 2006 reflected in the table below. Demand for our services from owners and managers of multifamily properties has been negatively affected by the increasing preference of occupants of multifamily units to subscribe only for cellular telephone services and not for traditional telephone service, which our alarm systems have historically used to transport alarm signals to our monitoring center. We began marketing a new product in the third quarter of 2005 which will allow monitoring of multifamily units without a landline in each unit, which we believe will improve the rate of site additions compared to 2005 and the first nine months of 2006. The average customer base was 309,753 for the first nine months of 2006 compared to 324,641 for the first nine months of 2005. The change in Network Multifamily’s customer base for the period is shown below.

	Nine Months Ended September 30,
	2006	2005
Beginning Balance, January 1,	318,042	330,510
Customer additions	8,972	7,675
Customer losses(a)	(20,958)	(18,183)
Conversion adjustments	(4,593)	(1,230)
Ending Balance	301,463	318,772

(a)           Customer losses in 2006 is net of reactivation of 969 customers that were affected by Hurricane Katrina and 2005 includes estimated customer losses of 2,563 resulting from Hurricane Katrina.

Monitoring and related services revenue was not impacted by the push down accounting adjustments and decreased by approximately 3.7% in the first nine months of 2006 compared to the same period in 2005 due to a net loss in the number of customers, as shown above, which was partially offset by contractual price increases. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes approximately $0.1 million in amortization of previously deferred revenue for the nine months ended September 30, 2006 and $61,000 and $0.2 million in amortization of previously deferred revenue for the post-push down and pre-push down periods, respectively. This revenue consists primarily of revenue from the sale of access control systems and amortization of previously deferred revenue associated with the sale of alarm systems.

Cost of monitoring and related services revenue was not impacted by the push down accounting adjustments and in the first nine months of 2006 increased 0.4% compared to the first nine months of 2005. This increase is primarily due to a reduction of the carrying value of service parts inventory of approximately $0.2 million. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, customer service and field operations. Cost of monitoring and related services revenue as a percentage of related revenue was 22.2% in the first nine months of 2006, 21.5% in the post-push down period and 19.9% in the pre-push down period.

Cost of other revenue includes $0.7 million in amortization of previously deferred customer acquisition costs in the first nine months of 2006, and $0.4 million and $0.7 million in amortization of previously deferred customer acquisition costs for the post-push down and pre-push down periods, respectively. These costs consist primarily of the costs to install access control systems and amortization of installation costs previously deferred.

Selling expense includes less than $0.1 million in amortization of previously deferred customer acquisition costs for all periods presented. Selling expense is lower in 2006 due to the consolidation efforts completed in 2005. Selling expense includes employment and related costs, including commission expense, of our sales personnel and their support staff, advertising and marketing expense and other sales department expense.

General and administrative expense in the first nine months of 2006 decreased by approximately $2.1 million compared to the same period in 2005 primarily due to the consolidation efforts completed in late 2005, as discussed above.

Corporate consolidation costsinclude severance and retention bonus expense for selected employees whose responsibilities were consolidated into the parent company. These activities were generally completed in 2005.

Amortization of intangibles and depreciation expense for the post-push down period is based on the newly recorded values of the customer accounts and fixed assets and their associated estimated remaining lives. The customer accounts continue to be amortized over a nine year life on a straight-line basis, while the remaining asset lives for the components of fixed assets have generally been shortened.

Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Protection One Consolidated

Monitoring and related services revenue, which is not impacted by the push down adjustments, increased approximately $0.7 million or 1.2% in the third quarter of 2006 compared to the third quarter of 2005, reflecting a modest increase in recurring monthly revenue. Cost of monitoring and related services revenue, which is not impacted by the push down adjustments, increased $0.8 million or 4.3% in the third quarter of 2006 compared to the third quarter of 2005, primarily due to an increase in service job costs. See “Monitoring and Related Services Margin,” above, for additional information related to the increase in the cost of monitoring and related services revenue. Interest expense for the third quarter of 2006 includes approximately $1.6 million of amortized debt discounts.

Protection One Monitoring Segment

The table below presents operating results for Protection One Monitoring for the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenue so you can make comparisons about the relative change in revenue and expenses.

	Three months ended September 30,
	2006		2005
	(dollar amounts in thousands)
Revenue:
Monitoring and related services	$53,815	91.0%	$52,766	92.8%
Other	5,293	9.0	4,078	7.2
Total revenue	59,108	100.0	56,844	100.0
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	16,525	28.0	15,583	27.4
Other	6,857	11.6	4,851	8.5
Total cost of revenue (exclusive of amortization and depreciation shown below)	23,382	39.6	20,434	35.9
Selling expense	9,948	16.8	7,716	13.6
General and administrative expense	13,621	23.0	13,620	24.0
Amortization of intangibles and depreciation expense	8,473	14.4	10,154	17.8
Total operating expenses	32,042	54.2	31,490	55.4
Operating income	$3,684	6.2%	$4,920	8.7%

2006 Compared to 2005. Excluding conversion adjustments, we had a net decrease of 4,542 customersin the third quarter of 2006 compared to a net decrease of 7,555 customers in the third quarter of 2005. We experienced a slight net decrease in wholesale customers as well as a net decrease in retail customers. The average customer base for the third quarter of 2006 and 2005 was 697,627 and 695,694, respectively, or an increase of 1,933 customers. We are currently focused on reducing attrition, developing cost effective marketing programs and generating positive cash flow. The change in Protection One Monitoring’s customer base for the period is shown below.

	Three Months Ended September 30,
	2006	2005
Beginning Balance, July 1	700,410	699,471
Customer additions, excluding wholesale	14,078	14,048
Customer losses, excluding wholesale(a)	(17,395)	(20,854)
Change in wholesale customer base and other adjustments(b)	(1,225)	(749)
Conversion adjustments(c)	(1,025)	—
Ending Balance, September 30	694,843	691,916

(a)           Customer losses in 2006 is net of reactivation of 19 customers that were affected by Hurricane Katrina and 2005 includes estimated customer losses of 3,354 resulting from Hurricane Katrina.

(b)          2005 includes estimated wholesale customer losses of 1,194 resulting from Hurricane Katrina.

(c)           2006 includes an adjustment loss of 1,025 sites from the conversion of the CMS billing system to Mastermind, the billing system used by Protection One Alarm Monitoring, Inc. The decrease was the result of customers being defined differently in Mastermind.

Monitoring and related services revenue increased 2.0% in the third quarter of 2006 compared to the third quarter of 2005, primarily due to an increase in recurring monthly revenue as well as an increase in service job revenue. See “Summary of Other Significant Matters—Recurring Monthly Revenue,” above for additional information and discussion regarding the increase in recurring monthly revenue. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes $2.0 million in amortization of previously deferred revenue for the third quarter of 2006 and $1.1 million in the third quarter of 2005. We also experienced an increase in outright commercial sales in the third quarter of 2006 compared to the third quarter of 2005. This revenue is generated from our internal installations of new alarm systems and consists primarily of sales of burglar alarms, closed circuit televisions, fire alarms and card access control systems to commercial customers, as well as amortization of previously deferred revenue.

Cost of monitoring and related services revenue increased by approximately 6.0% in the third quarter of 2006 compared to the third quarter of 2005, primarily due to an approximately $0.5 million increase in service job costs, including increased labor, materials and fuel costs. These costs generally relate to the cost of providing monitoring service and include the costs of monitoring, billing, customer service and field operations. Cost of monitoring and related services revenue as a percentage of the related revenue in the third quarter of 2006 increased to 30.7% from 29.5% in the third quarter of 2005. See “Monitoring and Related Services Margin,” above, for additional information related to the increase in the cost of monitoring and related services revenue.

Cost of other revenue includes $3.2 million in amortization of previously deferred customer acquisition costs for the third quarter of 2006 and $1.7 million in the third quarter of 2005. We also experienced an increase in cost of other revenue related to the increase in outright commercial sales in the third quarter of 2006 compared to the third quarter of 2005. These costs consist primarily of equipment and labor charges to install alarm systems, closed circuit televisions, fire alarms and card access control systems sold to our customers, as well as amortization of previously deferred customer acquisition costs.

Selling expense includes $3.2 million in amortization of previously deferred customer acquisition costs for the third quarter of 2006 and $1.8 million in the third quarter of 2005. In general, other selling expense has increased over 2005 levels primarily due to an increase in the number of sales managers and supervisors and an increase in sales activities.

General and administrative expense in the third quarter of 2006 was consistent with the third quarter of 2005. Share-based compensation of approximately $0.3 million was expensed in the third quarter because we adopted SFAS 123R as of January 1, 2006. Expense related to share-based compensation was not required in 2005. Excluding the impacts of share-based compensation in 2006, general and administrative expenses declined $0.3 million in the third quarter of 2006 compared to the same period in 2005.

Amortization of intangibles and depreciation expense decreased in the third quarter of 2006 compared to the third quarter of 2005 as a result of some of our assets becoming fully depreciated in the third quarter of 2005. Depreciation on newly acquired assets is less than the depreciation on those assets that have become fully depreciated.

Network Multifamily Segment

The following table provides information for comparison of the Network Multifamily operating results for the periods presented. Next to each period’s results of operations, we provide the relevant percentage of total revenue so that you can make comparisons about the relative change in revenue and expenses.

	For the three months ended September 30,
	2006		2005
	(dollar amounts in thousands)
Revenue:
Monitoring and related services	$8,428	99.0%	$8,753	99.7%
Other	84	1.0	26	0.3
Total revenue	8,512	100.0	8,779	100.0
Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	1,842	21.6	2,023	23.0
Other	356	4.2	198	2.3
Total cost of revenue (exclusive of amortization and depreciation shown below)	2,198	25.8	2,221	25.3
Selling expense	524	6.1	512	5.8
General and administrative expense	1,819	21.4	2,152	24.5
Consolidation costs	—	—	1,866	21.3
Amortization of intangibles and depreciation expense	1,605	18.9	1,616	18.4
Total operating expenses	3,948	46.4	6,146	70.0
Operating income	$2,366	27.8%	$412	4.7%

2006 Compared to 2005.   Excluding conversion adjustments, we had a net decrease of 3,549 customers in the third quarter of 2006 compared to a net decrease of 5,621 customers in the third quarter of 2005. Customer losses in 2005 include an estimate of 2,563 customers lost related to damage from Hurricane Katrina. Network Multifamily has more contracts reaching the end of the initial contract term in 2006 than it did in 2005 which we believe has resulted in the increase in customer losses in 2006. The “Conversion adjustments” line item in the table below reflects the impact of the conversion described above. The average customer base was 303,238 for the third quarter of 2006 compared to 322,198 for the third quarter of 2005. The change in Multifamily’s customer base for the period is shown below.

	Three Months Ended September 30,
	2006	2005
Beginning Balance, July 1,	305,012	325,623
Customer additions	5,747	2,629
Customer losses(a)	(9,296)	(8,250)
Conversion adjustments	—	(1,230)
Ending Balance, September 30,	301,463	318,772

(a)           Customer losses in 2005 includes estimated customer losses of 2,563 resulting from Hurricane Katrina.

Monitoring and related services revenue decreased 3.7% in the third quarter of 2006 compared to the third quarter of 2005. This decrease is the result of the decline in our customer base. This revenue consists primarily of contractual revenue derived from providing monitoring and maintenance service.

Other revenue includes approximately $37,000 in amortization of previously deferred revenue for the third quarter of 2006 and approximately $26,000 in the third quarter of 2005. This revenue consists primarily of revenue from the sale of access control systems and amortization of previously deferred revenue associated with the sale of alarm systems.

Cost of monitoring and related services revenue generally relates to the cost of providing monitoring service including the costs of monitoring, customer service and field operations. These costs decreased approximately 8.9% in the third quarter of 2006 compared to the third quarter of 2005. This decrease is primarily due to a reduction in service expense. Cost of monitoring and related services revenue as a percentage of related revenue was 21.9% in the third quarter of 2006 and 23.1% in the third quarter of 2005.

Cost of other revenue increased by approximately $0.2 million in the third quarter of 2006 compared to the same period of 2005. These costs consist primarily of the costs to install access control systems and amortization of installation costs previously deferred. The increase is due primarily to an increase in amortization of previously deferred costs of approximately $0.1 million and an increase in supervisory costs on installations of approximately $0.1 million.

Selling expense for the third quarter of 2006 increased 2.3% compared to the third quarter of 2005. Selling expenses include approximately $11,000 in amortization of previously deferred customer acquisition costs for the third quarter of 2006 and approximately $8,600 in the third quarter of 2005.

General and administrative expense in the third quarter of 2006 was 15.5% lower than in 2005 primarily due to the corporate consolidation efforts which began in the third quarter of 2005. During the consolidation efforts, duplicate corporate functions were eliminated.

Amortization of intangibles and depreciation expense for the third quarter of 2006 decreased slightly (less than 1%) compared to the third quarter of 2005.

Liquidity and Capital Resources

We expect to generate cash flow in excess of that required for operations and for interest payments. On April 26, 2006, we entered into an amended and restated bank credit agreement increasing our outstanding term loan borrowings under the Bank Credit Facility by approximately $66.8 million to $300.0 million. See “Material Commitments” below for further discussion relating to the increased borrowing and dividend payment. The applicable margin with respect to the amended term loan was reduced by 0.5% to 1.5% for a base rate borrowing and 2.5% for a Eurodollar borrowing. The Bank Credit Facility continues to include a $25.0 million revolving credit facility, of which approximately $22.9 million remains available as of November 10, 2006 after reducing total availability by approximately $2.1 million for an outstanding letter of credit. We intend to use any other proceeds from borrowings under the Bank Credit Facility, from time to time, for working capital and general corporate purposes. The revolving credit facility matures in 2010 and the term loan matures in 2012, subject to earlier maturity if we do not refinance our 8 1/8% senior subordinated notes due 2009 before July 2008.

In an effort to limit our exposure to interest rate risk on our variable rate Bank Credit Facility, we purchased interest rate caps in the aggregate amount of $0.9 million during the second quarter of 2005. Our objective is to protect against increases in interest expense caused by fluctuation in LIBOR. One interest rate cap provides protection on a $75 million tranche of our long term debt over a five-year period if LIBOR exceeds 6%. A second interest rate cap provides protection on a separate $75 million tranche of our long term debt over a three-year period if LIBOR exceeds 5%.

Operating Cash Flows for the Nine Months Ended September 30, 2006.   Our operations provided cash of $31.9 million, $25.9 million and $3.7 million in cash flow for the first nine months of 2006 and for the periods February 9, 2005 through September 30, 2005 and January 1, 2005 through February 8, 2005, respectively. Cash provided by operations for the period February 9, 2005 through September 30, 2005 was reduced by payments for costs related to the change of control and restructuring efforts.

Investing Cash Flows for the Nine Months Ended September 30, 2006.   We used a net $25.2 million, $15.6 million and $2.5 million for our investing activities for the first nine months of 2006 and in the periods February 9, 2005 through September 30, 2005 and January 1, 2005 through February 8, 2005, respectively. We invested a net $22.5 million in cash to install and acquire new accounts (including rental equipment), $2.8 million to acquire fixed assets, increased our restricted cash by $0.2 million for additional surety bonding requirements and we received $0.3 million from the disposition of assets in the first nine months of 2006. We invested a net $16.5 million in cash to install and acquire new accounts, invested $3.2 million to acquire fixed assets, increased restricted cash by $1.2 million and we received an aggregate of $5.3 million from the disposition of marketable securities and other assets and from the redemption of preferred stock in the period February 9, 2005 through September 30, 2005. We invested a net $2.2 million in cash to install and acquire new accounts and $0.3 million to acquire fixed assets in the period January 1, 2005 through February 8, 2005.

Financing Cash Flows for the Nine Months Ended September 30, 2006.   Financing activities used a net $6.1 million and $49.5 million in the first nine months of 2006 and the period February 9, 2005 through September 30, 2005, respectively. In the first nine months of 2006, we received $66.8 in additional borrowings, paid $0.3 million for debt issuance costs, paid $2.1 million for the reduction of long term debt and distributed $70.5 million to shareholders. In the period February 9, 2005 through September 30, 2005, we used $293.1 million to retire debt, $7.2 million for debt and stock issuance costs and $0.9 million for interest rate caps. We received $250.0 million for the new bank credit facility and $1.8 million in proceeds from the sale of common stock in the period February 9, 2005 through September 30, 2005.

Material Commitments.   Our contractual cash obligations are disclosed in our annual report on Form 10-K for the year ended December 31, 2005, as amended. Significant changes in these commitments are described below. We have future, material, long-term commitments, which, as of September 30, 2006, included $298.5 million related to the Bank Credit Facility and $110.3 million related to the 8 1/8% senior subordinated notes due 2009. The Bank Credit Facility was increased to $300.0 million on April 26, 2006 as discussed below.

On May 12, 2006, we paid a cash dividend of $70.5 million, or $3.86 per share, to all holders of record of our common stock on May 8, 2006, including Quadrangle, which owned approximately 97.1% of the outstanding shares of our common stock at that date. We refer to this cash dividend as the May 2006 dividend. The payment of the May 2006 dividend was financed, in large part, by the April 2006 financing.

At the same time, we paid $4.5 million or $2.89 for each vested and unvested option awarded under the 2004 Stock Option Plan, including to members of senior management. We refer to the payment as the compensatory make-whole payment. We also reduced the exercise price of each vested and unvested option by $0.98. This compensatory make-whole payment and related taxes were recorded as compensation expense in the second quarter of fiscal 2006. Our board decided to pay the compensatory make-whole payment and reduce the option exercise price because the payment of the May 2006 dividend and the April 2006 financing would have decreased the value of the equity interests of holders of our options as these holders were not otherwise entitled to receive the dividend. Accordingly, it awarded the same amount to the option holders on a per share basis, in the form of the compensatory make-whole payment and the reduced option exercise price.

On April 26, 2006, we entered into an amended and restated bank credit agreement to, among other things, increase the capacity of our Bank Credit Facility in order to declare and pay the May 2006 dividend and to pay the compensatory make-whole payment. At that time, we also borrowed an additional $66.8 million under our Bank Credit Facility, the proceeds of which were used to pay, along with approximately $10.0 million of cash on hand, the May 2006 dividend, related expenses and the compensatory make-whole payment.

Debt Covenants.   The indenture relating to our 8 1/8% senior subordinated notes due 2009 and the amended and restated bank credit agreement contain certain covenants and restrictions, including with respect to our ability to incur debt and pay dividends, based on earnings before interest, taxes, depreciation and amortization, or EBITDA. The definition of EBITDA varies between the indenture and the Bank Credit Facility. EBITDA is generally derived by adding to income (loss) before income taxes, the sum of interest expense, depreciation and amortization expense, including amortization of deferred customer acquisition costs less amortization of deferred customer acquisition revenue. However, under the varying definitions, additional adjustments are sometimes required.

The indenture relating to our 8 1/8% senior subordinated notes due 2009 and the amended and restated bank credit agreement for the Bank Credit Facility contain the financial covenants and current tests, respectively, summarized below:

Debt Instrument	Financial Covenant and Current Test
Bank Credit Facility (as amended and restated)

Consolidated total debt on last day of period /consolidated EBITDA for most recent four fiscal quarters less than 5.75 to 1.0 and
Consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters greater than 2.00 to 1.0

Senior Subordinated Notes	Current fiscal quarter EBITDA/current fiscal quarter interest expense greater than 2.25 to 1.0

At September 30, 2006, we were in compliance with the financial covenants and other maintenance tests for our bank credit facility but we did not meet the interest coverage ratio incurrence test under our 8 1/8% senior subordinated notes indenture relating to our ability to incur additional ratio indebtedness. Although continued failure to meet the interest ratio coverage test would result in restrictions on our ability to incur additional ratio indebtedness, we may borrow additional funds under other permitted indebtedness provisions of the indenture, which borrowings are currently expected to provide sufficient liquidity for our operations.

These debt instruments also restrict our ability to pay dividends to stockholders, but do not otherwise restrict our ability to fund cash obligations. See the discussion above regarding the dividend paid on May 12, 2006.

Off-Balance Sheet Arrangements.   We had no off-balance sheet transactions or commitments as of or for the nine months ended September 30, 2006, other than as disclosed above.

Credit Ratings.   Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s) are independent credit-rating agencies that rate our debt securities. In conjunction with the additional financing from the amended and restated Bank Credit Facility, these rating agencies reevaluated our debt securities and both determined that their ratings of our debt would remain unchanged upon completion of the additional financing and subsequent distribution. As of November 10, 2006, our debt instruments were rated as follows:

	Bank Credit Facility	8 1/8% Senior Subordinated Notes Due 2009	Outlook
S & P	B+	B-	Negative
Moody’s	B1	Caa1	Stable

In general, revenue declines and reductions in operating margin leave our credit ratings susceptible to downgrades, which make debt financing more costly and more difficult to obtain.

Capital Expenditures.   Assuming we have available funds, net capital expenditures for 2006 (inclusive of amounts spent through September 30, 2006) and 2007 are expected to be approximately $35.7 million and $38.9 million, respectively, of which approximately $31.1 million and $32.3 million, respectively, would be used for net customer acquisition costs, with the balance to be used for fixed assets. These estimates are prepared for planning purposes and are revised from time to time. Actual expenditures for these and other items not presently anticipated may vary materially from these estimates during the course of the years presented.

Tax Matters.   We generally do not expect to be in a position to record tax benefits for losses incurred in the future.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our Bank Credit Facility is a variable rate debt instrument, and as of November 10, 2006, we had borrowings of $298.5 million outstanding. Interest rate caps purchased in the second quarter of 2005 cap LIBOR (i) for three years at 5.0% on a $75 million tranche of borrowings and (ii) for five years at 6% on a separate $75 million tranche. Depending on the level of LIBOR, a 100 basis point change in the debt benchmark rate would affect pretax income as indicated in the table below.

LIBOR	Increase in pretax income due to 100bp decrease in interest rates	Decrease in pretax income due to 100bp increase in interest rates
	(dollars in millions)
Below 4.0%	$3.0	$(3.0)
4.5%	$3.0	$(2.6)
5.0%	$3.0	$(2.2)
5.5%	$2.6	$(1.9)
6.0%	$2.2	$(1.5)

ITEM 4. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. As of September 30, 2006, the Company’s management, under the supervision and with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2006, our disclosure controls and procedures  (a) were effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

During the third fiscal quarter ended September 30, 2006, no change in our internal control over financial reporting occurred that, in our judgment, either materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our chief executive officer and chief financial officer, recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objectives.

PART II

OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

Information relating to legal proceedings is set forth in Note 8 of the Notes to Consolidated Financial Statements included in Part I of this report, which information is incorporated herein by reference.

ITEM 1A. RISK FACTORS.

Not applicable.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS.

Exhibits. The following exhibits are filed or furnished with this Quarterly Report on Form 10-Q:

Exhibit Number	Exhibit Description
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006	PROTECTION ONE, INC.
PROTECTION ONE ALARM MONITORING, INC.

	By:	/s/ Darius G. Nevin
Darius G. Nevin, Executive Vice President, Chief Financial Officer and duly authorized officer

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.   Indemnification of Directors and Officers

The Certificates of Incorporation and the Bylaws of Protection One, Inc., Protection One Alarm Monitoring, Inc. and Network Multi-Family Security Corporation provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). Under the provisions of Section 145 of the DGCL, each of Protection One, Inc. and Protection One Alarm Monitoring, Inc. has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee, or agent of the company against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding. The power to indemnify under the DGCL only applies if the person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Indemnification is not available if the person has been adjudged to have been liable to Protection One Alarm Monitoring, Inc., unless and only to the extent that the Court of Chancery or the court in the action determines that, despite the adjudication of liability, but in view of all of the circumstances, the person is reasonably and fairly entitled to indemnification for the expenses as the court shall deem proper. The statutes also expressly provide that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

The above discussion of the Certificates of Incorporation and Bylaws of Protection One, Inc., Protection One Alarm Monitoring, Inc. and Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by reference thereto.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of Protection One, Inc. and Protection One Alarm Monitoring, Inc. under the foregoing provisions, or otherwise, Protection One, Inc. and Protection One Alarm Monitoring, Inc. have been advised that in the opinion of the SEC, the indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against the liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person of Protection One, Inc. or Protection One Alarm Monitoring in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, Protection One, Inc. and Protection One Alarm Monitoring, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

Item 21.   Exhibits and Financial Statements

The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.   Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Protection One of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lawrence, state of Kansas, on February 12, 2007.

PROTECTION ONE, INC.
By:	/s/ RICHARD GINSBURG
Name:	RICHARD GINSBURG
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on February 12, 2007.

Name		Title
/s/ RICHARD GINSBURG		President, Chief Executive Officer and Director
RICHARD GINSBURG
*		Executive Vice President and Chief Financial Officer
DARIUS G. NEVIN
*		Vice President, Treasurer, Controller and Assistant Secretary
ERIC A. DEVIN
*		Director
ROBERT J. MCGUIRE
*		Director
HENRY ORMOND
*		Director
STEVEN RATTNER
*		Director
DAVID A. TANNER
*		Director
MICHAEL WEINSTOCK
By:	/s/ RICHARD GINSBURG
RICHARD GINSBURG
ATTORNEY-IN-FACT

EXHIBIT INDEX

Exhibit Number		Description
2.1

Agreement and Plan of Merger, dated as of December 20, 2006, among Protection One, Inc., Tara Acquisition Corp. and Integrated Alarm Services Group, Inc. (attached as Annex A to the proxy statement/prospectus which is part of this Registration Statement).

4.1		Form of certificate of common stock of Protection One, Inc.
5.1		Opinion of Simpson Thacher & Bartlett LLP regarding legality of common stock being registered.
8.1

Opinion of Simpson Thacher & Bartlett LLP as to the United States federal income tax consequences of the merger contemplated by the Agreement and Plan of Merger, dated as of December 20, 2006, among Protection One, Inc., Tara Acquisition Corp. and Integrated Alarm Services Group, Inc.

8.2

Opinion of Mayer, Brown, Rowe & Maw LLP as to the United States federal income tax consequences of the merger contemplated by the Agreement and Plan of Merger, dated as of December 20, 2006, among Protection One, Inc., Tara Acquisition Corp. and Integrated Alarm Services Group, Inc.

10.1

Stockholders Agreement, dated as of December 20, 2006, by and among Protection One, Inc., Tara Acquisition Corp. and certain directors and officers of Integrated Alarm Services Group, Inc. (attached as Annex B to the proxy statement/prospectus which is part of this Registration Statement).

10.2

Lock Up and Consent Agreement, dated as of December 18, 2006, by and among Protection One Alarm Monitoring, Inc., Integrated Alarm Services Group, Inc. and the noteholders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Protection One, Inc. on December 21, 2006).

10.3		Form of Amended and Restated Stockholders Agreement by and among Quadrangle Master Funding Ltd, POI Acquisition, LLC and Protection One, Inc.
23.1		Consent of Simpson Thacher & Bartlett LLP (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1).
23.2		Consent of Mayer, Brown, Rowe & Maw LLP (included as part of its opinion filed as Exhibit 8.2).
23.3		Consent of Deloitte & Touche LLP, independent registered public accounting firm for Protection One, Inc.
23.4		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Integrated Alarm Services Group, Inc.
24.1	†	Power of Attorney.
99.1		Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
99.2		Proxy Card

†              Previously filed